



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code : 0696)

2009 Annual Report

CONTENTS

CORPORATE PROFILE

TravelSky Technology Limited (the "Company", or including its subsidiaries, the "Group") is the dominant provider of information technology solutions for China's aviation and travel industry. The Group has been devoted to developing leading products and services that satisfy the needs of all the industry participants - ranging from commercial airlines, airports and air travel products and services suppliers to travel agencies, corporate clients, travelers and cargo shippers - to conduct electronic transactions and manage the demand for travel-related information. The core businesses of the Company include aviation information technology service, distribution information technology service, clearing and accounting and settlement service for aviation industry, etc.

The Company was incorporated in the People's Republic of China (the "PRC" or "China") on October 18, 2000. As of the date of this report, it has a direct controlling equity interest in each of the following significant subsidiaries: TravelSky Technology (Hong Kong) Limited, TravelSky Technology (Singapore) Limited, TravelSky Technology (Korea) Limited, TravelSky Technology (Japan) Limited, TravelSky Technology (Europe) GmbH, TravelSky Technology USA Ltd, Accounting Center of China Aviation Limited Company, Shanghai TravelSky Information Technology Limited, Guangzhou TravelSky Information Technology Limited, Hainan Civil Aviation Cares Co., Ltd., Cares Shenzhen Co., Ltd., Cares Hubei Co., Ltd., Cares Chongqing Information Technology Co., Ltd., Aviation Cares of Yunnan Information Co., Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares of Qingdao Ltd., Civil Aviation Cares Technology of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang Ltd., InfoSky Technology Co., Ltd. and TravelSky Technology (Beijing) Real Estate Limited. The Company also holds an equity interest in each of the following associated companies: Shanghai Civil Aviation East China Cares System Integration Co., Ltd., Shenyang Civil Aviation Cares of Northeast China, Ltd., Aviation Cares of Southwest Chengdu, Ltd., Heilongjiang TravelSky Airport Technology Limited, Yunnan TravelSky Airport Technology Limited, Shanghai Dongmei Aviation Tourism Online Co., Ltd , Dalian TravelSky Airport Technology Limited , Hebei TravelSky Airport Technology Limited and Guangzhou Airport AirSpan Information Technology Co. Ltd.

The Group had 4,097 employees as of December 31, 2009.

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001. As of the date of this report, the largest shareholder of the Company is China TravelSky Holding Company, which holds an equity interest of approximately 29.29% in the Company. A total of approximately 38.84% of the equity interest in the Company is held by 14 Chinese commercial airlines, including the holding companies of the three largest Chinese commercial airlines, namely, China Southern Air Holding Company, China Eastern Air Holding Company and China National Aviation Holding Company. The remaining 31.87% of the equity interest in the Company is held by holders of its H shares.

The Company established a Sponsored Level I American Depositary Receipt Programme. American depositary shares under the programme commenced trading on the U.S. over-the-counter market on December 27, 2002.

FINANCIAL HIGHLIGHTS

Profit Attibutable to Equity Holders of the Company
RMB'000



652,837
580,810
694,887
637,974
775,900
05
06
07
08
09

Earnings Per Share Basic and Diluted
RMB



0.34
0.30
0.36
0.33
0.40
05
06
07
08
09

Total assets
RMB'000



5,303,011
5,450,540
6,055,922
6,295,531
7,027,283
05
06
07
08
09

Revenues

RMB'000


1,726,591
1,948,831
2,256,588
2,271,237
2,619,524
05
06
07
08
09

Profit before taxation

RMB'000


746,211
724,382
821,445
722,741
903,649
05
06
07
08
09

Earnings before interests, tax, depreciation and amortization

RMB'000


890,457
901,941
1,003,670
963,449
1,163,121
05
06
07
08
09

Note: The financial figures for the year 2005, 2006, 2007 and 2008 have been adjusted, as if ACCA had been acquired at the earliest period presented.

CHAIRMAN'S STATEMENT



Mr. Xu Qiang
Chairman

Dear Shareholders,

In terms of operation environment, 2009 was one of the most challenging years the Group has experienced since the new millennium. Dragged by the impact of the global financial crisis and the H1N1 influenza, demand for international aviation industry plunged and then recovered amid many twists. Benefiting from the appropriate policy implemented by the PRC government, and driven by the resilience in China's economy, the demand for domestic aviation was the first to rebound and thrive among its peers around the world. In 2009, the Group initiated a number of measures to cope with the financial crisis. We integrated the newly acquired accounting, settlement and clearing services with our existing core businesses, which further lowered cost expenses and improved operational efficiency. In addition, through persistent effort devoted to the implementation of our corporate strategies, we attained achievements in various aspects, including enhancement of production safety, consolidation of main businesses, development of new businesses, as well as the preliminary preparation work done for the construction of the new operating centre in Beijing. The effective measures launched by the Group, together with the cohesive and dedicated efforts of all our staff overcame the adverse impact of the financial crisis, enabling the Group to achieve gratifying operating conditions and financial performance.

Looking forward to 2010, it is predicted that the recovery of world economy will be built on shaky grounds, as countries face dilemmas over the exit strategies of their financial stimulus policies, making the outlook of international aviation industry seems not the time to be optimistic. On the other hand, despite the implementation of policies by the PRC government to stimulate consumption, which provided a favorable basis for domestic aviation industry to maintain strong growth in demand, external factors, such as oil price and exchange rate fluctuations, the launch of high-speed rails, as well as the transformation in the growth pattern of China's economy, and the structural adjustment of the industry, will bring along various changes to the domestic aviation market in different aspects, including industry structure, competitive landscape, business model and growth pattern. The Group is called to thoroughly study the repercussion of these factors on our information technology solution services, and find out the changes in demands and formulate effective measures in response. Seeing the above mentioned uncertainties in this "Post-crisis Era", the rapid development in internet, the extensive application of open technology, and the gradual relaxation in GDS restriction of major aviation markets around the world, as well as the development of new industrial participants, the Group expects greater challenges ahead.

As such, the Group will accelerate the construction of the new operating centre in Shunyi, Beijing and the development of the new generation aviation passenger service system in 2010, increase our capability of sustainable development. Through technological innovation, management innovation and enhancement of talent and team building, the Group will devote greater efforts to elevating its technological services capability, market expansion capability and operation management ability. We will leverage on organic growth in existing traditional businesses and continual exploration into new businesses, in order to realize the objective of "staying committed to becoming a leading information technology service provider with core competitiveness, sparing no effort to achieve the goal of becoming a top-tier enterprise with international competitiveness".

With respect to the construction of infrastructure, the construction of the new operating centre in Shunyi new zone will lay a good foundation for the Group's sustainable development in its main aviation business. This centre will also serve as a low cost expansion platform for the Group's expansion into new businesses and third-party public information hosting business.

With respect to the technological innovation, the Group will further reinforce the safety measures as well as accelerate the development of the new generation aviation passenger service information system and related products portfolio. We will also optimize the correlation between the sharing platform and individual services, grasping the core demand of customers, which are to gain competitive edge and minimize costs. While exploit the potential value of our existing platforms, the Group will set its eyes on the IT market covering the whole industry, and formulate an all-rounded IT platform construction strategy in line with the development direction of "boosting platform resources and enriching product offerings". Hence, the Group will create an IT service platform that encompasses the complete traveling flow of aviation passengers, and therefore set up a comprehensive airport information technology solution, so as to cultivate leapfrog development ability. We will accelerate the pace in the establishment of systems and the development of products in new businesses which are end-client facing, such as e-commerce services of aviation/non-aviation online travel product distribution, including hotels and air-tickets, aviation cargo logistics information technology service as well as public information service. By well nurturing these new growth drivers, the Group aims to expand and strengthen its core businesses.

With respect to management innovation, the Group will continue to bring customer services to the fore, improve the management system of our subsidiaries, and ramp up business activities in subsidiaries, with the aim to enhance our regional technological services and market expansion capabilities. The Group will also aim to improve its risk control capability and operational efficiency by further streamlining of internal corporate management system and workflow as well as establishment of a rational cost-management system. Meanwhile, the Group will strengthen its corporate governance, establish the duty-linked salary system to one that matches the corporate mechanism, and improve the performance management system as well as implement an equity incentive plan, so as to stimulate the creativity of its management and staff.



With respect to talent and team building, under the guidance of its people-oriented philosophy, and on the basis of its own industry features, the Group will establish a new type of corporate culture that combines innovation and co-operation to enhances strategic execution. By continuing to value talents' contribution to the corporate strength, the Group will evaluate the Company's actual development and domestic and foreign competition environment, and strengthen the education, training, incentive and management of its staff to mould a high-quality team which is dedicated to its duties while equipped with excellent skills and high proficiency, forming an elite base for the leapfrog development of the Group. To promote a mechanism that values talents, the Group will optimize the structure of the management team, enhance their collaboration ability, managerial skills and leadership, and set up a system of appraisal-advancement and rotation of duties.

Finally, I would like to take this opportunity to extend my gratitude to all shareholders, investors, customers, Directors and Supervisors for the trust and support they have bestowed on us, as well as to our management and staff for the dedicated efforts devoted. With the enhanced persistence and endeavour of our management and staff, the Group is set to tackle each and every challenge, meet targets laid down and create more value for shareholders.

Xu Qiang
Chairman

April 22, 2010



Mr. Xiao Yinhong
General Manager

As the leading provider of information technology solutions for China's aviation and travel industry, the Company stands at a core tache along the value chain of China's aviation and travel service distribution. The Company has been devoted to serving the needs of all industry participants ranging from commercial airlines, airports, travel product and service suppliers to travel agents, travel service distributors, corporate clients, travelers and cargo shippers, as well as major international organizations such as IATA and government bodies, with the scope of services covering the provision of critical information systems on flight control, air ticket distribution, check-in, boarding and load planning, accounting, settlement and clearing system, etc.. With three decades of tenacious development, the Company has built up a complete industry chain for aviation and travel information technology service, established a relatively comprehensive, competitively priced product line of aviation and travel information technology service with robust functionality, aiming to help industry participants to expand their businesses, improve service quality, minimize operational costs and enhance operational efficiency, and ultimately bring benefits to travelers.

AVIATION INFORMATION TECHNOLOGY SERVICE

The aviation information technology ("AIT") services offered by the Company, which consist of a series of products and solutions, are provided to the PRC commercial airlines and more than 300 foreign and regional commercial airlines. The AIT services comprised electronic travel distribution ("ETD") service (including Inventory Control System ("ICS") service and Computer Reservation System ("CRS") service) and Airport Passenger Processing ("APP") service, as well as other extended information technology solutions related to the above core businesses, including but not limited to, product service for supporting aviation alliances, solutions for developing commercial airlines' e-tickets and e-commerce, data service for supporting decision-making of commercial airlines as well as information management system for improvement of ground operational efficiency.

The global aviation industry saw the largest ever decline in demand in the first half of 2009 with the continuous spread of global financial crisis, the global economic downturn and the rapid spread of H1N1 influenza, thereby adversely affecting the performance of the Company's business that is dependent on international demand. In the latter half of the year, China's international travel and tourism market picked up as the economy of developed countries and emerging economies gradually recovered while the implementation of policies to stabilize external demand and promote exports by the PRC government had been taking effect, leading to a rebound in the number of flight bookings on foreign and regional commercial airlines processed by the Company's ETD system month after month, with a mild increase for the whole year of approximately 2.1%. As an array of proactive fiscal policies, and loosened monetary policies, as well as domestic demand expansion programs, especially in promoting consumption aiming at boosting steady economic growth, introduced in China in 2009 saw positive effect, China was one of the first countries to show signs of recovery. This, together with the measures undertaken by the Civil Aviation Administration of China ("CAAC") to tackle global financial crisis, enabled China's aviation industry to thrive under such adverse circumstances, thereby further facilitating a faster development of the Company's business dependent on domestic demand. Bookings on the PRC commercial airlines processed by its ETD system rose by approximately 18.5%. In 2009, the Company's ETD system processed approximately 249.0 million bookings on domestic and foreign commercial airlines, representing an increase of approximately 17.9% over that of 2008.

In view of the difficult operating environment faced by commercial airlines, and to cater for their increasing needs for information technology solutions for various aspects, such as facilitating fast travel, developing e-commerce, enhancing of direct sales capacity, exploring overseas market and strengthening of strategic alliance, the Group has further perfected and developed its aviation information technology service and its extended services in respect of the product lines like seat management, distribution business solutions and airfare solutions for commercial airlines in 2009.

Subsequent to the fulfillment of the goal of paperless Billing and Settlement Plan (BSP) tickets in China, the Company again co-operated with IATA in promoting the actualization of the goal of "Fast Travel" for "simplifying the business" in China's aviation industry. With the launch of the six services, including self-service check-in, self-service passport control, self-service baggage check, self-service flight rebooking, self-service boarding and self-service baggage inquiry, travelers can now enjoy the convenience of one-stop electronic self service from ticket booking to boarding. It also helped commercial airlines to minimize costs, ensured airports to utilize its scarce space more reasonably and efficiently, and offered travelers with more convenient and flexible services. In 2009, the Company formulated and promoted the application of the standard of two-dimensional (2D) Bar Coded Boarding Passes (BCBP) in the industry. Meanwhile, the fast travel product (E-trip) designed and developed by the Company had commenced operation in Shenzhen Airlines Company Limited and Hainan Airlines Company Limited; its self-designed and developed common use self-service check-in system (CUSS) that meets IATA standard have already been used in 58 major airports in China and hotels such as HNA Hotel Mingguang Haikou; the online self-service check-in service developed for major domestic commercial airlines has commenced operation in 72 foreign/domestic airports such as the Beijing Capital International Airport, Shenzhen Airport and Singapore Airport; mobile check-in products have also commenced operation in the Beijing Capital International Airport. Passenger departures processed by self-service check-in, online check-in and mobile check-in totaled approximately 13 million.

In 2009, steady progress was seen in the development of the Company's e-commerce product infrastructure. The Company provided e-commerce platform hosting service for 10 commercial airlines, and assisted China Eastern Airlines Corporation Limited and Shenzhen Airlines Company Limited to establish overseas websites. In addition, the Company designed, researched and developed an e-commerce supporting platform for commercial airlines, namely E-build, for facilitating the development of direct sales by commercial airlines. It is a brand-new product based on loosely-coupled structure comprising modules such as calendar search, up-to-date international fare rates and travelers' online value-added services, which has been widely used in websites of commercial airlines. The Company has also established e-commerce regional support centers in Guangzhou, Shanghai and Shenzhen, etc. to facilitate prompt response to clients.

In 2009, the Company engineered the seamless integration of agent terminal, e-commerce distribution platform and settlement and clearing system with "WebLink", a sales settlement and clearing product recently launched by IATA for airline ticket sales settlement and clearing between agents and commercial airlines. The integrated product served as a complete solution covering the entire process from sales to settlement and clearing for the PRC commercial airlines employing overseas agent distribution model, helped the PRC commercial airlines to minimize sales costs in opening up overseas markets, and opened up a new source of income for the Company in overseas sales of its system. In 2009, the Company also established long-term product and commercial co-operation relationship mechanisms between those PRC commercial airlines, which have joined aviation alliances, such as Star Alliance and SkyTeam, and the aviation alliances. Through active participation of the PRC commercial airlines in the business activities of aviation alliances, the Company continued to deepen and expand the scope of co-operation.

In addition to the subscription of the Company's APP service by all major commercial airlines in China, in 2009, the Company strived to fill the market gap in the face of cutting flights by overseas and regional commercial airlines at the start of the year, making the number of overseas and regional commercial airlines using our APP system service, multi-host access service and ANGEL CUTE platform access service increased to 48, which together processed up to 3.2 million passenger departures in 36 airports. Meanwhile, through continuous upgrade of direct connection with foreign and regional commercial airlines, the number of foreign and regional commercial airlines having direct connection with the Company's CRS system reached 82, with the percentage of sales by direct links accounting for over 99%, which considerably strengthened the Company's capacity to withstand market risks.

AIRPORT INFORMATION TECHNOLOGY SERVICE

In 2009, the Group further strengthened the setup of the product line of airport departure control system, information technology integration, data services platform and government information services. With the airport renovation and expansion proposed under the Central Government's RMB4 trillion infrastructure construction projects, the Group seized the opportunity by actively submitting tenders for the setup of airport information systems. In respect of the new generation APP front-end system, it has undergone an upgrade in the renovation and expansion project of 4 airports ranking top 50 airports in terms of throughput in China including Shanghai Hongqiao Airport and Pudong Airport, Urumqi Airport and Guangzhou Airport. Its application was also promoted in new airports such as Daqing Airport, and it facilitated the PRC commercial airlines in the launch of passenger check-in, transit and connecting flight services in 87 overseas or regional airports, processing approximately 10.5 million passenger departures, accounting for 79.6% of overseas arrivals of the PRC commercial airlines. Angel Lite, a passenger front-end processing system designed and developed for small airports ranking beyond the top 60 airports in terms of throughput in China, has been used in the renovation and expansion project of Fuyang Airport. Our airport security check system has been promoted to airports, such as Shenzhen Airport and Haikou Airport, and we have been awarded contracts for security check system setup and expansion for 8 airports. The Company's self-developed airport data services system has been adopted by 20 airports such as Hangzhou Airport, Tianjin Airport and Western Airport Group to provide support for the decision-making process of airports; while transit passenger information services system has been used in airports such as Dalian Airport and Kunming Airport for strengthening their operational capacity as air transportation hub and ground service quality. The Aviation Passenger Security Information System (APSIS) performed satisfactorily in Beijing Capital International Airport Terminal 3, and was subsequently adopted by Guangxi Airport Management Group Ltd. and relevant government departments, which served to strengthen the Company's position in the field of aviation information safety in China.

DISTRIBUTION OF INFORMATION TECHNOLOGY SERVICE

The Group's travel service distribution network comprises nearly 60,000 sales terminals owned by more than 6,000 travel agencies and travel service distributors, with high-level networking and direct links to all Global Distribution System (GDS) around the world and 82 foreign and regional commercial airlines through SITA networks, covering over 400 domestic and overseas cities. The Group rendered technology support and localized services to travel agencies and travel service distributors through more than 30 local distribution centers across China and 6 overseas distribution centers across Asia, Europe and North America. The network processed over 180.7 million transactions during 2009 with transaction amounting to over RMB220.4 billion.

In 2009, the Group continued to strengthen the setup of the product line of distribution information technology service. On top of its effort in perfecting its products such as TravelWeb front-end business system, IBE and E-data and rolling out new products such as short message service platform, one-stop commercial system and BlueSky, a comprehensive business platform, the Company also gradually built up a travel product segment with front-end products such as travel management consultant business platform (TMC), online booking tool business platform (OBT) and travel service data business platform (OPEN DATA) as core products, and has adopted PID, IBE product turnover billing systems, which not only enhanced the operational efficiency and service quality of travel service distributors, but also opened up new sources of income for the Company and enhanced its capacity to withstand operation risks.

TRAVEL PRODUCT DISTRIBUTION SERVICE

In 2009, by reinforcing its collaboration with foreign and domestic travel product suppliers such as the Hilton Group, developing multi-level downstream distribution channels including travel service distributors, hotel's GDS, domestic commercial airlines, travel consultants and reservation centers, and leveraging on the three product segments, namely direct links with hotels, exchange platform and distribution channels, the Group surpassed the 1-million mark by successfully distributing 1,078.6 thousand hotels' room-nights, representing an increase of 135.0% as compared with that in 2008.

AIR FREIGHT LOGISTICS INFORMATION TECHNOLOGY SERVICE

China's air freight market was also adversely affected by the global financial crisis in 2009, leading to a significant drop in investment amount on IT services by commercial airlines and airports in relation to freight. The Company responded flexibly by proactively working on system upgrade and product development for air freight logistics information technology systems on one hand, and by accelerating its marketing effort on the other hand. While the Company upgraded the freight systems already used by its existing airline and airport clients, it also won the tender of the air freight system building project of Urumqi Airport, which, together with the adoption by 11 airports such as Xining Airport and Nanchang Airport of the Group's air freight business system, CFPS LITE, which supports the cargo terminals of medium and small sized airports, contributed to an increase of the Group's airport clients to 49. Subsequent to the entering into air freight management agreement with Hong Kong Express Airways Limited, the Group's commercial airline clients increased to 11. In 2009, the Group processed approximately 4.9 million airway bills, an increase of 16.7% over that of 2008. The new freight logistics information technology system with a view to accommodating needs of neutral cargo terminals which require multi-tasking management, upstream-downstream cooperation and meticulous business has successfully commenced operation in the Guangzhou Baiyun International Airport. It has been the largest airport freight information system project undertaken by the Group, and also the freight system construction that covers the widest scope of business and functions, which marks a major step forward in fulfilling the Group's strategic objective of "parallel development of passenger and freight businesses". The customs platform for freight information developed by the Group has commenced operation in 4 airports such as Hangzhou Airport and Chengdu Airport, enabling users to meet the requirement of the new customs manifest system in a simple and convenient manner.

ACCOUNTING, SETTLEMENT AND CLEARING SERVICE

The Company provided accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation corporations through Accounting Center of China Aviation Limited Company (中國航空結算有限責任公司) ("ACCA"), a wholly-owned subsidiary of the

Company. As the downstream businesses of the Company's principal activities in air travel service distribution and sales, the above businesses strengthened the Company's information technology business in the air transportation and travel industry. Apart from being the world's largest service provider of IATA BSP Data Processing ("BSP DP"), ACCA is also the largest provider of outsourced services and system products in revenue settlement and clearing in the air transportation industry in China. Its major customers include domestic passenger and cargo airlines, overseas and regional commercial airlines, domestic airports, government organizations and IATA. In 2009, there were approximately 362.5 million transactions and approximately 131.7 million BSP tickets processed with respect to the system service business of ACCA, while settlement and clearing of passenger and cargo revenues as well as international settlement fees amounted to US$3.6 billion.

In 2009, ACCA continued to consolidate its existing markets. Efforts have been put on system upgrade and renovation for international passenger transport settlement system of major domestic commercial airlines, and on expansion of market share and business scope. Three new commercial airlines, such as Okay Airways Company Limited, China Joy Air Co., Ltd. and Kunming Airlines Ltd., used ACCA's domestic settlement and clearing management system. It also won the tender of aviation settlement and clearing project of Western Airport Group, and has commenced operations in 14 airports including those in Xianyang, Yinchuan, Xining and Yanan. The settlement and clearing business operations originally self-conducted by airports, such as Beijing Capital International Airport, Harbin Airport, Changchun Airport and Changsha Airport, were transferred to ACCA. Furthermore, ACCA did the preparation work in relation to the staff, workflows and technologies associated with BSP transfer projects pursuant to the requirements set out in the agreement signed with IATA; at the end of 2009, 40 BSP companies in Asia-Pacific and Europe had switched to operate steadily on the BSP data processing system of ACCA.

CONSTRUCTION OF THE NEW GENERATION AVIATION PASSENGER SERVICE SYSTEM

The designing theme of the Group's new generation aviation passenger service system is passenger-orientation. It adopts service-orientation architedium ("SOA") technical structure, which not only has advantages such as powerful mainframe handling capacity, flexible research and development on open platforms and technologies, and quicker response, but also achieves smooth transition of system functions and maintains low operation cost, so as to support the sustainable development of commercial airlines' businesses and tie in with the development trend of aviation and travel industry. In 2009, in intensifying the analysis of demand of commercial airlines, and in line with the construction principle of "self-development, gradual improvement and openness" and the construction standard of "advanced technology, flexible usage, well-equipped facilities, high cost performance and value-added data" for new generation aviation passenger service system, and pursuant to its resources contribution plan, the Group has made steady progress in the fundamental platform construction and technical development of the new generation aviation passenger service system. The Group also continued its efforts in constructing and perfecting middleware platform and its related subsystems to facilitate future development, speeding up the development of ICS system and international air tariff system, and the research in open platform and core trading platform.

INFRASTRUCTURE

The Group's infrastructure serves to achieve sustainable development for its business. Its objectives are to ensure safety in production, satisfy the needs of business development, adjust system structure and optimize resource allocation by making full use of existing technologies, business and management instruments, so as to improve operation reliability and interference-resistant ability and realize low cost operation.

In 2009, the Group continued to integrate existing resources in research and development and operation maintenance, further increased investment in infrastructure and stepped up technological renovation, optimized core resources allocation of mainframe systems and open platforms, monitored utilization of system resources such as PID and IBE, promoted the application of OPEN AV technology, renovated the machine rooms for energy-saving and consumption reduction purpose, assessed the overall security of electronic ticket system, perfected corporate information system classification management and reinforced core system disaster recovery. In addition, the Group successfully completed the civil aviation travelers information security work during the celebration of the 60th Anniversary of New China, and successfully commenced operation of the outsourcing contract items of the data center of China Galaxy Securities Company Limited. In 2009, the utilization ratios of the Group's ICS, CRS, APP and settlement and clearing mainframe systems were around 100%, 99.99%, 100% and 99.80% respectively.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial information of the Group contained in the financial statements (together with the notes thereto) reproduced in this annual report. The financial statements have been prepared in accordance with International Financial Reporting Standards. The following discussions on the synopsis of historical results do not represent a prediction as to the future business operations of the Group.

OVERVIEW

For Year 2009, profit before taxation of the Group was approximately RMB903.6 million, representing an increase of approximately 25.0% over that in the year ended December 31, 2008 ("Year 2008"). Earnings before interests, tax, depreciation and amortization (EBITDA) reached approximately RMB1,163.1 million, representing an increase of approximately 20.7% over that in Year 2008. Profit attributable to equity holders of the Company was approximately RMB775.9 million, representing an increase of approximately 21.6% over that in Year 2008 mainly due to the strict cost control amid a growth in revenue.

The basic and diluted earnings per share of the Group in Year 2009 were RMB0.40.

TOTAL REVENUE

The total revenue of the Group in Year 2009 amounted to approximately RMB2,619.5 million, representing an increase of approximately RMB348.3 million, or 15.3% from approximately RMB2,271.2 million in Year 2008. The increase in total revenue is reflected as follows:

- Aviation information technology service revenue represented 69.1% of the total revenue of the Group in Year 2009 as compared to 70.8% in Year 2008. Aviation information technology service revenue increased by approximately 12.4% to approximately RMB1,808.3 million in Year 2009 from approximately RMB1,609.1 million in Year 2008 mainly due to the growth in the number of air travelers.

- Accounting, settlement and clearing services revenue accounted for 9.5% of the Group's total revenue in Year 2009, as compared to 11.5% for Year 2008. Accounting, settlement and clearing services revenue decreased by approximately 4.0% to approximately RMB250.0 million in Year 2009 from approximately RMB260.5 million for Year 2008 primarily due to the decrease in business volume of international accounting, settlement and clearing services.

- Data network and other revenue represented 21.4% of the total revenue of the Group in Year 2009 as compared to17.7% in Year 2008. Data network and other revenue increased by approximately 39.7% to approximately RMB561.2 million in Year 2009 from approximately RMB401.6 million in Year 2008, mainly due to the enhance of the promotion activities by the Company.

OPERATING EXPENSES

Operating expenses for Year 2009 amounted to RMB1,821.3 million, representing an increase of RMB162.1 million, or 9.8%, from RMB1,659.2 million in Year 2008. The increase in operating expenses is reflected as follows:

- Technical support and maintenance fees decreased by 10.0% mainly due to the increase in external expert support and improvement in equipment maintenance for safeguarding the information system security of aviation passenger service during the Olympic Games in 2008;

- Along with rapid growth in business volume, the Group has adopted cost control measures as such, the network usage charge decreased by 14.1%.

- Commission and promotion expenses increased by 13.6% mainly due to the increase in the APP system business volume resulting from the business development of the Group;

- Operating lease payments decreased by 6.9%, mainly due to no further payment of rentals for the property located in Dongxing Li, Chaoyang District, Beijing, the People's Republic of China ("PRC") after the completion of property acquisition by the Company on March 3, 2009 as set out in the announcement dated May 26, 2008 and the circular dated June 16, 2008;

- Staff costs increased by 15.9%, mainly due to the increase in the number of the staffs in support of the Group's business development;

As a result of the above changes in revenue and operating expenses, the operating profit of the Group increased by RMB186.1 million, or 30.4% to RMB798.2 million in Year 2009 from RMB612.1 million in Year 2008.

CORPORATE INCOME TAX

The Corporate Income Tax Law of the People's Republic of China ("new CIT Law") unified the income tax rate of enterprises in China to 25%, starting from January 1, 2008.

Enterprises recognized as "High and New Technology Enterprises" are entitled to a favorable statutory tax rate of 15% under the new CIT Law. In December 2008, the Company was approved and certified by relevant authorities as a "High and New Technology Enterprise" under the new CIT Law, and was entitled to the preferential tax rate of 15% from 2008 to 2010.

In addition to being approved as a "High and New Technology Enterprise" entitled to a preferential rate of corporate income tax of 15%, the Company was also approved and certified by relevant authorities as an "Important Software Enterprise" which allows the Company to enjoy a more preferential income tax rate of 10%. According to the relevant regulations, the differences that resulted from the enterprise income tax paid by the Company at the rate of 15% over this preferential tax rate of 10% should be recognized in the year which the Company obtain its "Important Software Enterprise" certification.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2007 in 2008 and hence had recognized the corresponding tax refund of approximately RMB 30.1 million in 2008.

The Company obtained its "Important Software Enterprise" for 2008 and 2009 approval and certification from the relevant authorities in Year 2008 and Year 2009 respectively. Accordingly, the Company had accrued its income tax expenses for 2008 and 2009 based on this preferential income tax rate of 10%.

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

As a result of the above factors, the profit attributable to equity holders of the Company increased by approximately 21.6% to approximately RMB775.9 million in Year 2009 from approximately RMB638.0 million in Year 2008.

PROFIT AVAILABLE FOR DISTRIBUTION

After the appropriation of the statutory surplus reserve fund and the discretionary surplus reserve fund (as stated in Note 34 to the financial statements) from the profit attributable to shareholders of the Company, the profit available for dividend distribution as at December 31, 2009, amounted to RMB1,220.1 million (2008: RMB1,108.3 million).

FINAL DIVIDEND

On April 22, 2010, the Board recommended the distribution of a final cash dividend of RMB261.4 million, which represented RMB0.134 per share for Year 2009. The total number of shares in issue which entitles the receipt of those dividends is 1,950,806,393 shares. Upon distribution of the above final dividend, the distributable profit as at December 31, 2009 is approximately RMB958.7 million (2008: RMB745.4 million).

Pursuant to the new CIT Law and the Implementation Rules of the Corporate Income Tax Law of the People's Republic of China (《中華人民共和國企業所得稅法實施條例》), non-resident enterprise shareholders (including enterprises holding H shares of the Company as defined by the new CIT Law) are subjected to an enterprise income tax for its income arising within the PRC territory (including dividends they were entitled to as defined by the new CIT Law). The applicable tax rate is 10% and the amount is withheld by the Company.

The 2009 annual general meeting of the Company (the "AGM") will be held on June 25, 2010 in Beijing, the PRC. The register of members of the Company will be closed from May 26, 2010 to June 25, 2010 (both days inclusive). Holders of the H shares and domestic shares whose names appear on the register of members of the Company at the close of business on May 25, 2010 are entitled to attend the AGM and the proposed final dividend for Year 2009 as approved at the AGM.

The Company will make further announcement(s) on the specific arrangements in relation with dividend payment after the AGM, including the date of payment of dividends and mechanism of withholding the income tax payable by non-resident enterprise shareholders.

LIQUIDITY AND CAPITAL STRUCTURE

The following table summarizes the cash flows of the Group for the following years:

	For the year ended December 31	
	2009	2008
	(RMB in million)	(RMB in million)
Net cash generated from operating activities	700.1	470.0
Net cash used in investing activities	(157.4)	(639.0)
Net cash used in financing activities	(312.6)	(234.4)
Effect of foreign exchange rate changes on cash and cash equivalents	(0.8)	(6.9)
Net decrease in cash and cash equivalents	(229.3)	(410.3)

The Group's working capital for Year 2009 mainly came from operating activities. Net cash inflow from operating activities amounted to RMB700.1 million.

In Year 2009, the Group had no short-term and long-term bank loans, and the Group did not use any financial instruments for hedging purposes.

As at December 31, 2009, cash and cash equivalents of the Group amounted to RMB1,555.7 million, of which approximately 94.5%, 4.1% and 1.0% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively.

HELD-TO-MATURITY FINANCIAL ASSETS

The Company did not hold any treasury bonds of China or any held-to-maturity financial assets as at December 31, 2009.

CHARGE ON ASSETS

As at December 31, 2009, the Group had no charge on its assets.

ACQUISITION

The Company completed the acquisition of 100% equity interest in Accounting Center of China Aviation Limited Company in March 2009 as detailed in the section "Movement in Share Capital" of "Report of Directors".

The Company also completed the acquisition of 49% equity interest in InfoSky Technology Co., Ltd. in 2009, as detailed in "InfoSky Equity Interest Acquisition" of "Report of Directors".

CAPITAL EXPENDITURE

The capital expenditure of the Group amounted to approximately RMB405.2 million in Year 2009, representing an increase of approximately RMB204.6 million as compared to that of approximately RMB200.6 million in Year 2008. The capital expenditure of the Group in Year 2009 consisted principally of purchase of hardware, software and construction of infrastructure in accordance with the Group's development strategies.

The Board estimates that the Group's planned capital expenditure for the financial year ending 2010 will amount to approximately RMB3,217.6 million, which is mainly for construction of new operating centre in Beijing (inclusive of the related expenses detailed in the paragraph below) and development of the new generation aviation passenger service system and promotion of other new businesses. The sources of funding for the capital expenditure commitments will include existing cash on hand and internal cash flow generated from operations. The Board estimates that the sources of funding of the Group in 2010 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

As set out in the announcements dated January 26, 2010 and February 26, 2010, and the circular dated March 2, 2010, the Company made a successful bid for the land use right of 08, 09, 19 and 21 blocks at Xincheng 19 Street, Shunyi District, Beijing at a transfer price of RMB1,910 million at an open auction to construct a new operating centre of the Group. The Company had fully paid the land transfer price on March 12, 2010 as detailed in Note 41 to the financial statements.

EXCHANGE RISKS

The Group's foreign exchange risk arises from commercial transactions and recognized assets and liabilities denominated in foreign currencies. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

GEARING RATIO

As at December 31, 2009, the gearing ratio of the Group was approximately 12.4% (2008: 12.1%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at December 31, 2009.

CONTINGENT LIABILITIES

As at December 31, 2009, the Group had no material contingent liabilities.

EMPLOYEES

As at December 31, 2009, the total number of employees of the Group was 4,097. Staff costs amounted to approximately RMB487.3 million for Year 2009, representing approximately 26.8% of the total operating cost of the Group for Year 2009.

The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations, as amended from time to time. The remuneration of the employees of the Group includes salaries, bonuses and fringe benefits provided in compliance with relevant regulations in the PRC, as amended from time to time, such as medical insurance, pension, unemployment insurance, maternity insurance and housing funds.

In 2008, the Group established a corporate annuity scheme (or "supplementary pension plan") in accordance with relevant policies of the PRC. According to the corporate annuity scheme which had been approved and come into effect in 2008, the Group is required to make provision for monthly corporate annuity fees with reference to the total actual salary each month during 2008 and the ratio approved by the relevant authorities of the PRC. It also needs to deposit the annuities in the custody account of corporate annuity fund opened by its custodian. In 2009, the annual corporate annuity of the Group amounted to approximately RMB19.1 million.

Relevant details of Directors' remuneration are set out in Note 8 to the financial statements.

Currently, none of the Non-executive Directors of the Company receive any remuneration. Nevertheless, any reasonable fees and expenses incurred by the Non-executive Directors during their tenure of service will be borne by the Company. Independent Non-executive Directors of the Company do receive director's fee, which is determined by reference to the prevailing market price, their duties and personal qualifications, and that any reasonable fees and expenses incurred by Independent Non-executive Directors during their tenure of service will be borne by the Company. All Directors are entitled to liability insurance acquired by the Company for Directors.

The Group also provides its employees with opportunities to acquire skills in areas such as the aviation and travel industry, computer information technologies and business administration, and provides training on the latest development in areas such as computer information technologies, personal qualities, laws, regulations and economics.

CORPORATE GOVERNANCE REPORT

The board of directors of the Company (the "Board"), Supervisory Committee and senior management of the Company are committed to implementing effective corporate governance policies to ensure that all decisions are made in good faith and in accordance with the principles of transparency, fairness and integrity. With necessary and effective counterbalance, the Company continues to improve its corporate governance structure, so as to raise the quality of supervision and management, and to meet the expectation of its shareholders and the relevant parties.

CORPORATE GOVERNANCE PRACTICE

In compliance with the Company Law of the People's Republic of China (the "PRC Company Law") and the Articles of Association of the Company (the "Articles"), the Company has regulated its operations and provided information of the Company to all market participants and regulatory authorities on a timely, accurate, complete and true basis, aiming to enhance its transparency. The Board has adopted the code provisions as stipulated in the "Code on Corporate Governance Practices" (the "Code") in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as the Company's code of corporate governance practices.

In 2009, the Company has fully complied with the Code except the code provisions A.1.1, A.4.2, D.1.1 and D.1.2. In 2009, the Company only convened three meetings that required Directors' attendance in person, which did not satisfy the requirement of at least four meetings that require attendance in person as stipulated in code provision A.1.1. However, the Board made 5 resolutions by circulation of documents. The Board will endeavour to arrange meetings appropriately for Directors' attendance in person for the purpose of satisfying the requirement of the code provision. Since election of Directors could not be arranged in time at the expiry of term of the third Board, pursuant to the relevant requirements of the PRC Company Law and the Articles, the Directors of the third Board should perform their duties until the forming of the fourth Board. As a result, certain members of the third Board held a term exceeding 3 years, which was not in full compliance with code provision A.4.2. The Company has set out the respective duties of the Board and the General Manager in the Articles. However, the Company has not formulated specific written guidelines in respect of other duties and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the current arrangement does not prejudice the interests of the Company.

SECURITIES TRANSACTIONS OF DIRECTORS

Each Director of the Company has fulfilled their duties in a conscientious, diligent and honest manner. In 2009, the Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" (the "Model Code") as set out in Appendix 10 to the Listing Rules, requesting all Directors to carry out securities transactions in accordance with the Model Code. Having made specific enquiries of all Directors, no Director failed to comply with the relevant requirements of the Model Code in 2009.

THE BOARD

The Board is responsible to lead and monitor the Company, and to collectively make decision on and supervise the operation of the Company.

The Board is responsible to prepare accounts for each financial period to ensure them to reflect the Group's business and results during the period in an accurate and fair manner. In preparing the accounts for 2009, the Board has adopted the International Financial Reporting Standard ("IFRS") and selected the appropriate accounting policy to make prudent and reasonable judgments and estimations, and prepared accounts on ongoing concern basis. The Directors accept responsibilities for the preparation of the Group's financial statements. In 2009, the Board announced annual results for 2008 and interim results for 2009 within 120 days and 60 days respectively after the end of the relevant financial periods in accordance with the requirements under the Articles.

As approved at the extraordinary general meeting of the Company held on March 3, 2009, the Articles shall be amended to adjust the structure of the Board and the Supervisory Committee (including the downsizing of the Board to 9 Directors) with a view to enhancing the efficiency of governance of the Company. Pursuant to the approval at the extraordinary general meeting held on March 3, 2009, Mr. Zhu Xiaoxing, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian ceased to be Directors of the Company and Mr. Gong Guokui resigned from the office of Non-executive Director of the Company due to other engagement (which was not related to the Group), while Mr. Cao Guangfu was elected to be a Non-executive Director of the Company for a term ending on the expiry date of the term of the third Board. Starting from March 3, 2009, the Board comprises 9 Directors, (refer to the section of "Corporate Information" for the list of Directors), including 3 Independent Non-executive Directors.

During the reporting period, the Company received from the three Independent Non-executive Directors, namely Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim, annual confirmations of their independence for 2009 in accordance with Rule 3.13 of the Listing Rules. The Company considers that all of the above Independent Non-executive Directors are independent.

Pursuant to the Articles and the PRC Company Law, the Directors serve a term of 3 years and are subject to re-elected upon expiry. Where election cannot be arranged in time before the expiry of term, or where the number of members of the Board falls below the quorum due to resignation of Directors during the term, then, prior to assuming office by the elected Directors, the existing Directors shall continue to perform their duties in accordance with the requirements of the laws, administrative regulations and the Articles. Pursuant to this, the appointments of all Directors of the third Board of the Company (including Non-executive Directors and Independent Non-executive Directors) were effective from their appointment date (refer to the section of "Corporate Information") until the extraordinary general meeting of the Company held on March 16, 2010 where the members of the fourth Board were elected. Since election of a new Board could not be arranged in time at the expiry of term of the third Board, the term of office of the third Board slightly exceeded 3 years and was not in full compliance with code provision A.4.2.

Upon election of the extraordinary general meeting of the Company held on March 16, 2010, Mr. Xu Qiang, Mr. Cui Zhixiong and Mr. Xiao Yinhong were re-elected as Executive Directors, Mr. Wang Quanhua and Mr. Luo Chaogeng were re-elected as Non-executive Directors, Mr. Sun Yude was elected as a Non-executive Director, and Mr. Cheung Yuk Ming, Mr. Zhou Deqiang and Mr. Pan Chongyi were elected as Independent Non-executive Directors; the above 9 persons shall form the fourth Board of the Company for a term of 3 years with effect from the conclusion of the extraordinary general meeting. In addition, Mr. Cao Guangfu shall cease to be a Non-executive Director, and Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim shall cease to be Independent Non-executive Directors with effect from the conclusion of the extraordinary general meeting. On the same day, the fourth Board held its first meeting, Director Xu Qiang was elected as the Chairman; Director Xiao Yinhong was re-appointed as General Manager; Mr. Rong Gang, Mr. Wang Wei, Mr. Sun Yongtao, Mr. Zhu Xiaoxing and Mr. Huang Yuanchang, were appointed as Deputy General Managers; Mr. Sun Yongtao was appointed as Financial Controller; Mr Li Jinsong was appointed as General Counsel; Mr. Yu Xiaochun was appointed as Company Secretary (Secretary to the Board) and Solicitor Liu Pui Yee was engaged as Joint Company Secretary.

Biographies of each of the members of the fourth Board of the Company are set out on pages 133 to 136. Each of the Directors has extensive experience in aviation, information technology or finance, etc. The appointment of Independent Non-executive Directors is in compliance with the requirements as set out in Rules 3.10(1) and (2) of the Listing Rules. The Chairman of the Board (Chairman) and Chief Executive Officer (General Manager) were assumed by different Directors, who performed their respective duties according to the Articles. Independent Non-executive Directors of the Company will perform their duties with care and due diligence, and with their valuable professional experience, provide guidance for operation management of the Company based on the overall interests of the Company. Moreover, being the members of the Audit Committee and the Remuneration and Evaluation Committee (the "Remuneration Committee"), they have performed their duties such as supervising financial reporting procedures and internal control.

In 2009, the Board held a total of three meetings, with attendance of the meeting of the Board as follows:

Name	Position	Number of meetings attended *(Times)*	Number of meetings held in 2009 *(Times)*	Attendance rate
Xu Qiang	Chairman, Executive Director	3	3	100%
Cui Zhixiong	Executive Director	3 (with 2 attended by another authorised Director on his behalf)	3	100%
Xiao Yinhong	Executive Director	3 (with 2 attended by another authorized Director on his behalf)	3	100%
Wang Quanhua	Non-executive Director	3 (with 1 attended by another authorised Director on his behalf)	3	100%
Luo Chaogeng	Non-executive Director	3 (with 1 attended by another authorised Director on his behalf)	3	100%
Cao Guangfu	Non-executive Director	2	3	67%
Yick Wing Fat, Simon	Independent Non-executive Director	3	3	100%

Name	Position	Number of meetings attended *(Times)*	Number of meetings held in 2009 *(Times)*	Attendance rate
Yuan Yaohui	Independent Non-executive Director	3	3	100%
Chua Keng Kim	Independent Non-executive Director	3	3	100%

Mr. Zhu Xiaoxing, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Gong Guokui, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian were no longer Directors of the Company on March 3, 2010. They did not attend any Board meeting at which they should be present in 2009.

In 2009, the Company only convened three meetings that required Directors' attendance in person, which did not satisfy the requirement of at least four meetings that require attendance in person as stipulated in code provision A.1.1. However, the Board made 5 resolutions by circulation of documents. The Board will endeavour to arrange meetings appropriately for Directors' attendance in person for the purpose of satisfying the requirement of the code provision.

The Board is accountable to the general meeting in accordance with the Articles and performs the following duties: convening general meeting and reporting its work therein; implementing resolutions passed at the general meeting; confirming business plans and investment plans; preparing the annual budgets and accounts; proposing to shareholders on the distribution of dividends and bonuses as well as increment and decrement of share capital; establishing proposals for amendment of the Articles; deciding other significant affairs and administrative issues of the Company other than issues to be resolved in the general meeting as stipulated in the PRC Company Law and the Articles, and exercising other power by virtue of office and obligations as delegated by the general meeting and the Articles. It is also stipulated in the Company's Articles that resolutions approved by the Board in connection with the Company's connected transactions are not valid unless they are signed by Independent Non-executive Directors.

The Chairman of the Board (Chairman) and the General Manager (Chief Executive Officer) of the Company are assumed by Director Xu Qiang and Director Xiao Yinhong respectively. According to the Articles, the Chairman is responsible for convening and presiding at the Board meetings, organizing and executing the duties of the Board, examining the implementation of the resolutions of the Board, signing the securities of the Company and executing other duties delegated by the Board; the General Manager is responsible for managing the Company's daily production and operation, coordinating the implementation of the resolutions passed by the Board, coordinating the implementation of the annual business plans and investment plans, formulating plans for the internal management bodies, formulating plans for the branches of the Company, establishing the basic management system, formulating the basic constitution, proposing the appointment or dismissal of the Deputy General Manager and Financial Controller of the Company, appointing or dismissing officers other than those to be appointed or dismissed by the Board and performing other duties as delegated by the Articles and the Board.

Despite the explicit requirements on the duties and the authority of the Board and the General Manager under the Articles, the Board has yet to set out clear guidance on the duties of and the authority delegated to the management, which is partly deviated from code provisions D.1.1 and D.1.2. The Board is of the opinion that the management, with the General Manager being the core leader, when assigned the tasks of handling daily operation and management of the Company, shall not prejudice the interests of the Company.

In addition, at the first meeting of the fourth Board meeting held on March 16, 2010, the Board authorized General Manager to (a) determine the insignificant adjustments of the internal management bodies; (b) determine the establishment of branches of the Company; (c) determine the appointment or removal of the principal officers of the internal management bodies and branches (branch companies) of the Company; (d) appoint and change the members of the board of directors and the supervisory committee of the wholly-owned subsidiaries, appoint, change and recommend shareholder representatives, directors, supervisors and the senior management of the controlled subsidiaries and investee subsidiaries; and (e) approve and dispose of the equity investment and equity acquisition or disposal matters in respect of the principal operations of the Company or a single investment of the Company or a total investment less than RMB10,000,000 made in the same investee, including approval to the investment or transaction plans, approval to and execution of the necessary documents in the course of plan implementation and so on. If the connected transactions and notifiable transactions under the Hong Kong Listing Rules are involved in the matters, the matters shall be conducted according to the related requirements of connected transactions and notifiable transactions formulated by the Company.

According to the Code, the Board should review the effectiveness of the Company's internal control system at least once every year. The management is responsible to implement and maintain the Group's existing internal control system and its effectiveness, and in turn the activities of the management and the effectiveness of the internal control system shall be monitored by the Board and its Audit Committee. In 2009, the Company reviewed the effectiveness of the internal control system and did not identify any significant failings or weaknesses in all material respects. The Company will continue to optimize its internal control system and made improvement of the identified insufficiency, aiming at enhancing the level of the corporate governance gradually. At the Board meeting held on April 22, 2010, the Board was of the opinion that the Group's internal control system was basically effective in 2009 after a discussion, thus providing reasonable protection against the realization of the target of overall control of the Company.

On September 28, 2009, The Stock Exchange of Hong Kong Limited published a press release of the Listing Committee criticising the Company and certain Executive Directors. The Listing Committee publicly criticised that the Company failed to establish and maintain an adequate and effective internal control system with respect to connected transactions, and directed the Company to retain an independent professional adviser within the specified period to conduct a thorough review of and make recommendations to improve the Company's internal controls, thereby ensuring the Company to be in compliance with the requirements in relation to notifiable and connected transactions under the Listing Rules; the adviser shall submit a written report to the Listing Division. At the same time, the Company shall retain a compliance adviser on an ongoing basis for consultation on Listing Rules compliance for a period of two years. The adviser shall be accountable to the Audit Committee of the Company. During the reporting period, the Company engaged an adviser within the specified period in accordance with the direction of the Listing Committee, and reviewed and reformed the internal control system and workflow regarding notifiable and connected transactions in accordance with the opinions and recommendations made by the adviser. The written report of the adviser had been submitted to the Listing Division within the required time.

AUDIT COMMITTEE

The role, duties and authority of the Audit Committee are available at the Company's website. They mainly include: reviewing financial reports in respect of its completeness, accuracy and integrity; receiving reports from the management and auditors; making enquiries and receiving reasonable explanations to and from the Company's financial department and auditors on the Company's financial position; reviewing issues in respect of the Group's internal control and financial reporting and reporting the same to the Board. The Audit Committee held at least two regular meetings each year, and will be held any time as and when necessary.

In 2009, the Audit Committee of the third Board comprises three Independent Non-executive Directors, namely Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui, and Mr. Chua Keng Kim. Mr. Yick Wing Fat, Simon acted as the chief member of the Audit Committee. The term of each member of the committee is the same as his term as a Director.

In 2009, the Audit Committee convened two meetings, and the attendance rate of all members in the meetings was as follows:

Name	**Number of meetings attended** *(Times)*	**Number of meetings held in 2009** *(Times)*	**Attendance rate**
Yick Wing Fat, Simon (Chief member of the Audit Committee)	2	2	100%
Yuan Yaohui	2	2	100%
Chua Keng Kim	2	2	100%

The Audit Committee has submitted the minutes of each meeting to the Board. The Audit Committee has sufficient resources to discharge its duties. Its work during 2009 is briefly described as follows:

- review of financial reports for the year ended December 31, 2008 and the six months ended June 30, 2009. Upon discussion with the management, the Company's financial department and external auditors, the Audit Committee agreed on the accounting treatment policy adopted by the Group and considered that the Group has tried its best to ensure the disclosure of financial information is in compliance with appropriate accounting standards and the requirements of the Listing Rules;
- review of auditing arrangements of external auditors and their status report, and examination of issues raised by auditors to the management and the management's response to the same;
- review of reports from the Company and external auditors in relation to connected transactions;
- review of the independence of external auditors and effectiveness of auditing procedures, conducting discussion with auditors about the nature and scope of auditing and reporting obligation;
- consideration and approval of remuneration for auditing services and terms of engagement of external auditors for 2009, supervision on whether any non-auditing services has been provided by external auditors and giving of advice to the Board on engagement of auditors;
- review of the Company's regulations on financial control and risk management, supervision of the coordination between internal and external auditing and their effectiveness, as well as the efficiency of internal financial reporting procedures and the implementation of internal management; and
- discussion with the management on the Company's internal control and the appointment of professional consultant, review on the internal control system in accordance with Listing Rules, and provision of advice and recommendations to the Board.

On March 16, 2010, upon the decision of the first meeting of the fourth Board, three Independent Non-executive Directors, namely Mr. Cheung Yuk Ming, Mr. Zhou Deqiang and Mr. Pan Chongyi were appointed to form the new Audit Committee, and Mr. Cheung Yuk Ming was appointed as the chief member of the committee. The new Audit Committee held a meeting on April 21, 2010, during which the Audit Committee reviewed and discussed the 2009 audited financial statements and risk control of the Company, discussed the relevant financial reporting work with the external auditors and reviewed work reports and recommendations of the compliance adviser.

The new Audit Committee also advised to re-appoint PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Certified Public Accountants in the PRC) as the Group's international and PRC auditors respectively for Year 2010.

REMUNERATION COMMITTEE

The Remuneration Committee shall be composed of at least three Directors of which a majority should be Independent Non-executive Directors. The term of each member of the Remuneration Committee is the same as his term as a Director. One Independent Non-executive Director serves as the chief member of the Remuneration Committee. The role and duties of the Remuneration Committee are available at the Company's website. They mainly include: studying appraisal criteria for Directors and senior management, giving advice and carrying out appraisal according to the Company's actual operation; studying and reviewing remuneration policies and proposals of Directors and senior management, and evaluating its effectiveness; advising the Board on the overall remuneration policies and frameworks of Directors and senior management of the Company, and on the remuneration policy for setting up formal and transparent procedures; monitoring the implementation of the Company's remuneration policies; determining specific remuneration of all Executive Directors and senior management and advising the Board on the remuneration of Non-executive Directors; reviewing and approving performance-linked remuneration in accordance with the corporate goals as from time to time approved by the Board; reviewing and approving the payment of compensation for loss or termination of office or appointment to Executive Directors and senior management to ensure such compensation is determined in accordance with contract terms; reviewing and approving the compensation arrangement for dismissal or removal of Directors for their misconducts to ensure such arrangement is made in accordance with contract terms; ensuring no Director or its associates could determine their own remuneration. The Remuneration Committee shall report to the Board its decisions or recommendations. The remuneration plan of the Company's Directors made by the Remuneration Committee is subject to the approval of the Board, and consideration and approval at the general meeting. The remuneration plan of the Company's senior management should also be approved by the Board.

In 2009, the Remuneration Committee comprises three Independent Non-executive Directors, namely Mr. Yuan Yaohui, Mr. Yick Wing Fat, Simon and Mr. Chua Keng Kim and two Non-executive Directors, namely Mr. Wang Quanhua and Mr. Sun Yongtao (Mr. Sun resigned on March 3, 2009), and the Independent Non-executive Director, Mr. Yuan Yaohui served as the chief member of the Remuneration Committee. The Remuneration Committee did not convene any meeting during 2009.

On March 16, 2010, upon the decision of the first meeting of the fourth Board, three Independent Non-executive Directors, namely Mr. Cheung Yuk Ming, Mr. Zhou Deqiang, Mr. Pan Chongyi, a Non-executive Director, Mr. Wang Quanhua and an Executive Director, Mr. Cui Zhixiong, were appointed to form the new Remuneration and Evaluation Committee, and Mr. Zhou Deqiang was appointed as the chief member of the committee.

REMUNERATION POLICY OF DIRECTORS

The Board has entered into a service contract with the Directors on behalf of the Company under the authorization given at the general meeting. Pursuant to the contract, the annual fees of each of the Independent Non-executive Directors from 2010 will be RMB120,000 (Inclusive of tax), but the Independent Non-executive Directors are not entitled to bonus. The fees are determined with reference to the prevailing market price and the respective working experience and duties of the Independent Non-executive Directors. The Executive Directors and Non-executive Directors are not entitled to such fees and/or bonus. However, Executive Directors are entitled to the remuneration for their full-time service if they are full-time employees of the Company. Such remuneration includes salaries, benefits, subsidies and retirement benefit scheme contribution as determined in accordance with the laws and regulations of the PRC and the policy guidance issued by the upper regulatory authorities as amended from time to time and their respective work duties, performance and working experience, as well as the discretionary bonus paid to employees based on the performance and financial position of the Company in accordance with the employees' remuneration scheme. The Company also bears the reasonable costs incurred by the Directors during their service in the Company and the Directors are entitled to liability insurance (if any) acquired by the Company for the Directors, Supervisors and senior management. The revised proposal for Directors' remuneration is determined by the Board and the Remuneration Committee according to the authorization given at the general meeting and the applicable laws and regulations. Details of remuneration of each of the Directors are set out in Note 8 to the financial statements.

NOMINATION OF DIRECTORS

The Company has not set up a nomination committee. Nomination and election of Directors are currently carried out in accordance with the Articles. At present, the nomination and election procedures of the Directors are as follows: the major promoter shareholders and the Board nominate and recommend candidates of Directors (other than Independent Non-executive Directors) and Independent Non-executive Directors respectively; following the selection of candidates of Directors (including Independent Non-executive Directors) by the Board in accordance with the relevant requirements of the PRC Company Law, the Listing Rules, Chapter 14 of the Articles "Eligibility and obligations of Directors, Supervisors, Managers and other senior management of the Company", the election of proposed Directors will be put forward for approval at the general meeting; the Director serves for a term of 3 years and is subject to re-election upon expiry; written notices of intention of nominations of Director's candidate and of candidate's acceptance for nomination shall be sent to the Company after the date that the notice on the general meeting for the purpose of Directors' election is issued and at least 7 days prior to the date of the meeting; each session of the Board comprises 9 Directors, of which at least one-half of the Directors are external Directors (including at least three Independent Non-executive Directors); directors shall be elected by way of ordinary resolution in the general meeting; in case more than 9 Directors are approved, those who have got the highest votes shall be elected as Directors; any Director who has unexpired terms of office may be removed by way of ordinary resolution at the general meeting provided that the general meeting is conducted in accordance with the relevant provisions of laws and administrative rules.

Members of professional committees under the Board shall be nominated by either the Chairman, more than half of the Independent Non-executive Directors or one-third of all the Directors, and subsequently elected by the Board. Chief members of all committees shall be appointed by the Board. Members of the committees shall satisfy the qualification requirements set out in the working rules of the respective committees.

In 2009, the Board and the substantial shareholders had exchanges on the nomination of the Directors for a new session of the Board but did not have any related discussion during the year.

As stated in the announcement and circular of the Company dated January 29, 2009, the Board proposed to the general meeting regarding the candidates for election of Directors based on the suggestions from major promoter shareholders. Such proposal was approved by shareholders at the extraordinary general meeting of the Company held on March 16, 2010.

REMUNERATION OF EXTERNAL AUDITORS

Aggregate remunerations for annual statutory audit services provided by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, the Company's international and PRC auditors respectively, to the Group for Year 2009 amounted to RMB1.94 million.

STRATEGIC COMMITTEE

The Strategic Committee is responsible to study and advise the Company for its long term development strategies and significant investment decisions, including major issues like significant investment financing plans, significant capital operations and asset operations, which have an impact on the Company's development. Their duties are available at the Company's website. The Strategic Committee of the Company comprises six Directors. The term of each member of the Committee is the same as his term as a Director.

On March 3, 2009, upon the decision of the third Board, six Directors, namely Xu Qiang, Cui Zhixiong, Xiao Yinhong, Wang Quanhua, Luo Chaogeng and Cao Guangfu were appointed to form the Strategic Committee of the Company, and Director Xu Qiang was appointed as the chief member of the committee. In 2009, the Strategic Committee held one meeting in total, and reported to the Board.

Attendance of each member at the Strategic Committee meetings was as follows:

Name	Number of meetings attended *(Times)*	Number of meetings held in 2009 *(Times)*	Attendance rate
Xu Qiang (chief member of the Strategic Committee)	1	1	100%
Cui Zhixiong	1 (attended by another authorized member on his behalf)	1	100%
Xiao Yinhong	1	1	100%
Wang Quanhua	1	1	100%
Luo Chaogeng	1	1	100%
Cao Guangfu	1	1	100%

On March 16, 2010, upon the decision of the first meeting of the fourth Board, six Directors, namely Xu Qiang, Cui Zhixiong, Xiao Yinhong, Wang Quanhua, Luo Chaogeng and Sun Yude were appointed to form the new Strategic Committee of the Company, and Director Xu Qiang was appointed as the chief member of the committee.

EXECUTIVE COMMITTEE

At the meeting of the fourth Board of the Company held on March 16, 2010, it was resolved to set up an executive committee (the "Executive Committee") to be responsible for examining, supervising and implementing the resolutions of the Board; regularly listening to the report on the operation and management of the Company by the General Manager; regularly reporting its works to the Board and making recommendations and plans on important issues which shall be discussed and determined by the Board. Its duties are available at the Company's website.

The Executive Committee comprises all Executive Directors with the Chairman appointed as the chief member of the Executive Committee (chairman). The term of each member of the Committee is the same as his term as a Director. On March 16, 2010, the fourth Board appointed three Executive Directors, namely Xu Qiang, Cui Zhixiong and Xiao Yinhong to form the Executive Committee with Director Xu Qiang appointed as the chief member of the Executive Committee (chairman).

On March 16, 2010, the fourth Board authorized the Executive Committee to approve and dispose of the equity investment and equity acquisition or disposal matters in respect of the principal operations of the Company or a single investment of the Company or a total investment over RMB10,000,000 made in the same investee but within 1% of the total assets of the Group (the Company and subsidiaries), including approval to the investment or transaction plans, approval to and execution of the necessary documents in the course of plan implementation and so on. If the connected transactions and notifiable transactions under the Hong Kong Listing Rules are involved in the matters, the matters shall be conducted according to the related requirements of connected transactions and notifiable transactions formulated by the Company.

SUPERVISORY COMMITTEE

In accordance with the PRC Company Law and the Articles, the Supervisory Committee comprises five Supervisors, including two Shareholder Representative Supervisors, one Independent Supervisor and two Staff Representative Supervisors. Other supervisors are all elected, appointed and removed at the general meeting of the Company, except Staff Supervisors are elected, appointed or removed at the staff representative meeting of the Company. The term of each of the Supervisors of the Supervisory Committee of the Company is three years. Biographies of each of the Supervisors are set out on pages 137 to 138.

Supervisory Committee reviews the Company's financial position in accordance with the Articles and supervises the operation management activities of the Board and senior management. The Supervisory Committee is responsible to attend Board meetings, review financial information proposed by the Directors at the general meeting from time to time such as corporate financial affairs and financial statements, and supervise activities of the Board and other senior management for their discharge of duties. In case of conflict of interest between the Company and any of its Directors, the Supervisory Committee shall negotiate or initiate legal proceedings against such Directors on behalf of the Company. Any resolution proposed in any meeting of the Supervisory Committee shall be adopted with approval granted by two-thirds or more of the Supervisors.

During 2009, the third Supervisory Committee held two meetings. It reviewed financial information relating to the annual results for the year ended December 31, 2008 and the interim results for the six months ended June 30, 2009, supervised over operation and management activities of the Board and senior management and made recommendations to the management.

In 2009, attendance of each of the Supervisors of the third Supervisory Committee at the Supervisory Committee meetings was as follows:

Name	Position	Number of meetings attended *(Times)*	Number of meetings held in 2009 *(Times)*	Attendance rate
Li Xiaojun	Chairperson of the Supervisory Committee, Staff Representative Supervisor	2	2	100%
Du Hongying	Vice Chairperson of the Supervisory Committee	2	2	100%
Yu Yanbing	Supervisor	2	2	100%
Gao Jingping	Staff Representative Supervisor	2	2	100%
Rao Geping	Independent Supervisor	2	2	100%

In 2009, all Supervisors of the Supervisory Committee fully complied with the requirements of the Model Code.

Upon election at the extraordinary general meeting held on March 16, 2010, Mr. Yu Yanbing was re-elected as a Supervisor of the Company, Mr. Rao Geping was re-elected as an Independent Supervisor of the Company, Ms. Zeng Yiwei was elected as a Supervisor and Ms. Du Hongying ceased to be a Supervisor. In addition, as decided by the staff representative meeting of the Company, Ms. Li Xiaojun was re-elected as a staff representative Supervisor, Mr. Xiao Wei was appointed as staff representative Supervisor and Ms. Gao Jingping ceased to be a staff representative Supervisor. Ms. Li Xiaojun, Ms. Zeng Yiwei, Mr. Yu Yanbing, Mr. Rao Geping and Mr. Xiao Wei shall form the fourth Supervisory Committee of the Company. On the same day, the fourth Supervisory Committee held its first meeting, and Ms. Li Xiaojun was elected as the Chairperson of the Supervisory Committee.

By Order of the Board
Yu Xiaochun
Company Secretary

April 22, 2010

REPORT OF DIRECTORS

The Board of the Company is pleased to present its report together with the audited financial statements of the Group for Year 2009.

GROUP ACTIVITIES

The Group is the dominant provider of information technology solutions for China's aviation and travel industries. The core businesses of the Group include aviation information technology service, distribution of information technology service, as well as accounting, settlement and clearing services, etc..

The analysis of the Group's financial performance is set out under the section "Management Discussion and Analysis of Financial Condition and Results of Operations".

No analysis of the Group's revenues and contribution to operating profit by geographical areas is presented, as revenues and results of the Group during Year 2009 were principally derived from the operations of the Group in the PRC.

SHARE CAPITAL STRUCTURE

The issued share capital of the Company as at December 31, 2009 amounted to 1,950,806,393 shares, with a par value of RMB1.00 each. As at December 31, 2009, the share capital structure of the Company was as follows:

Class of shares	Number of shares	Percentage to the total number of shares in issue
Domestic Shares	1,329,098,393	68.13
H Shares	621,708,000	31.87
Total	1,950,806,393	100

SUBSTANTIAL SHAREHOLDERS

As at December 31, 2009, the interests and short positions of any persons (other than Directors, Supervisors or chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance") are set out as follows:

Name of shareholder	Number and class of shares *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage of total share capital *(Note 2)*
Platinum Investment Management Limited	16,911,668 H shares of RMB1 each (L)	Investment manager	2.72%	0.87%
	50,326,184 H shares of RMB1 each (L) *(Note 3)*	Trustee (other than a bare trustee)	8.09%	2.58%
GMT Capital Corp.	56,291,000 H shares of RMB1 each (L) *(Note 4)*	Beneficial owner	9.05%	2.89%
Platinum International Fund	43,426,984 H shares of RMB1 each (L)	Beneficial owner	6.99%	2.23%
JPMorgan Chase & Co	44,599,000 H shares of RMB1 each (L) *(Note 5)*	Custodian-corporation/ approved lending agent	7.17%	2.29%
	44,599,000 H shares of RMB1 each (P)		7.17%	2.29%

Name of shareholder	Number and class of shares *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage of total share capital *(Note 2)*
Templeton Asset Management Ltd.	37,376,861 H shares of RMB1 each (L)	Investment manager	6.01%	1.92%
Keywise Capital Management (HK) Limited	38,069,000 H shares of RMB1 each (L)	Beneficial owner	6.12%	1.95%
Oppenheimer Developing Markets Fund	31,259,000 H shares of RMB1 each (L)	Investment manager	5.03%	1.60%
Prudential Plc	31,079,000 H shares of RMB1 each (L) *(Note 6)*	Interest of controlled corporation	5.00%	1.59%
China TravelSky Holding Company	571,484,393 domestic shares of RMB1 each (L)	Beneficial owner	43.00%	29.29%
China Southern Air Holding Company	232,921,000 domestic shares of RMB1 each (L)	Beneficial owner	17.52%	11.94%
	43,849,000 domestic shares of RMB1 each (L) *(Note 7)*	Interest of controlled corporation	3.30%	2.25%

Name of shareholder	Number and class of shares *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage of total share capital *(Note 2)*
China Eastern Air Holding Company	218,829,000 domestic shares of RMB1 each (L)	Beneficial owner	16.46%	11.22%
	5,317,000 domestic shares of RMB1 each (L) *(Note 8)*	Interest of controlled corporation	0.40%	0.27%
	2,600,000 domestic shares of RMB1 each (L) *(Note 9)*	Interest of controlled corporation	0.20%	0.13%
China National Aviation Holding Company	178,867,000 domestic shares of RMB1 each (L)	Beneficial owner	13.46%	9.17%
	8,697,000 domestic shares of RMB1 each (L) *(Note 10)*	Interest of controlled corporation	0.65%	0.45%

Notes:

(1) (L) - Long position. (P) - lending pool.

(2) Percentage of total share capital is based on 1,950,806,393 shares of the total issued share capital of the Company as at December 31, 2009.

(3) 9,388,200 H shares and 40,937,984 H shares of these shares were held by Platinum Investment Management Limited as the trustee of Platinum Asia Fund and Platinum International Fund respectively.

(4) Based on the latest Corporate Substantial Shareholder Notice filed by GMT Capital Corp. on September 2, 2009, the 56,291,000 H shares in which GMT Capital Corp. was deemed to be interested were held through Bay II Resources Partners, LP, Bay Resources Partners, LP, Bay Offshore Resource Partners, Lyxor (such companies were 100% controlled by GMT Capital Corp.) and Thomas E. Claugus.

(5) These shares were held by JPMorgan Chase Bank, N.A. which was 100% controlled by JPMorgan Chase & Co. JPMorgan Chase & Co. was deemed to be interested in the shares held by JPMorgan Chase Bank, N.A. by virtue of the Ordinance.

(6) 31,079,000 H shares were held by Prudential Plc through its controlled companies. The shares were held by Prudential Asset Management (Hong Kong) Ltd, which was 100% controlled by Prudential Corporation Holdings Ltd, which was 100% controlled by Prudential Holdings Ltd, which was 100% controlled by Prudential Plc.

(7) These shares were held by Xiamen Airlines Company Limited, a subsidiary of China Southern Air Holding Company. China Southern Air Holding Company was deemed to be interested in the shares held by Xiamen Airlines Company Limited by virtue of the Ordinance.

(8) These shares were held by China Eastern Airlines Corporation Limited, a subsidiary of China Eastern Air Holding Company. China Eastern Air Holding Company was deemed to be interested in the shares held by China Eastern Airlines Corporation Limited by virtue of the Ordinance.

(9) These shares were held by China Eastern Airlines Wuhan Company Limited, a subsidiary of China Eastern Air Holding Company. China Eastern Air Holding Company was deemed to be interested in the shares held by China Eastern Airlines Wuhan Company Limited by virtue of the Ordinance.

(10) These shares were held by Shandong Airlines Company Limited, a controlled corporation of China National Aviation Holding Company. China National Aviation Holding Company was deemed to be interested in the shares held by Shandong Airlines Company Limited by virtue of the Ordinance.

(11) Based on the latest Corporate Substantial Shareholder Notice filed by J.P. Morgan Fleming Asset Management Holdings Inc. ("J.P. Morgan Holdings") on April 7, 2003, J.P. Morgan Holdings was a substantial shareholder of the Company being interested in 22,199,000 H shares through its controlled corporation. These shares were held by JF Asset Management Limited, which was 99.99% controlled by J.P. Morgan Fleming Asset Management (Asia) Inc., which was in turn 100% controlled by J.P. Morgan Holdings.

(12) For the latest disclosure of interests of the Company's substantial shareholders, please refer to the "Disclosure of Interests" section on the website of Hong Kong Exchanges and Clearing Limited ("HKEx") (www.hkex.com.hk).

Save as the above, as at December 31, 2009, no persons (other than Directors, Supervisors or chief executives of the Company) had any interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the Ordinance.

MOVEMENT IN SHARE CAPITAL

As set out in the circular of the Company dated June 16, 2008 and the announcements of the Company dated May 26, 2008 and July 31, 2008, the Company would acquire from China TravelSky Holding Company 100% equity interest in ACCA and the property located in Dongxing Li, Chaoyang District, Beijing, the PRC at an aggregate consideration of RMB1 billion. The consideration was satisfied by the issue and allotment to China TravelSky Holding Company 174,491,393 new domestic shares of the Company at a price of HK$6.39 (approximately RMB5.73) per consideration share. Upon the completion of such acquisition on March 3, 2009, the Company had a total of 1,950,806,393 shares in issue, of which 1,329,098,393 shares were domestic shares and 621,708,000 shares were H shares.

PUBLIC FLOAT

The Company has maintained the prescribed public float under the Listing Rules, based on the corporate information available to the Company and within the knowledge of its Directors as at the latest practicable date prior to the issue of this report.

INTERESTS AND SHORT POSITION OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVES IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ANY OTHER ASSOCIATED CORPORATIONS

As at December 31, 2009, the interests and short positions of Directors, Supervisors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Ordinance) as recorded in the register required to be kept under Section 352 of the Ordinance, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules are set out as follows:

Name of Director	Number and class of shares *(Note 1)*	Capacity	Approximate percentage of repepective class of share capital	Approximate percentage of total share capital *(Note 2)*
Chua Keng Kim	417,000 H shares of RMB1 each (L)	Interest of spouse	0.07%	0.02%

Notes:

(1) (L) - Long position

(2) The percentage of total share capital is calculated based on the total number of 1,950,806,393 shares of the Company issued as at December 31, 2009.

(3) For the latest disclosure of interests filings of the Company's Directors, Supervisors and chief executives, please refer to the "Disclosure of Interests" section on the website of HKEx (www.hkex.com.hk).

Save as set out above, as at December 31, 2009, none of the Directors, Supervisors or chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Ordinance) as recorded in the register required to be kept under Section 352 of the Ordinance, or as otherwise notified to the

Company and the Stock Exchange pursuant to the Model Code. None of the Directors, Supervisors or chief executives of the Company or their respective associates had been granted or had exercised any rights to subscribe the securities of the Company or any of its associated corporations (within the meaning of Part XV of the Ordinance) for the year ended December 31, 2009.

As at December 31, 2009, each of China TravelSky Holding Company, China Southern Air Holding Company, China Eastern Air Holding Limited and China National Aviation Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

As at December 31, 2009,

(a) Mr Xu Qiang (Chairman of the Company and an executive Director) was an employee of China TravelSky Holding Company;

(b) Mr Wang Quanhua (a non-executive Director) was an employee of China Southern Air Holding Company;

(c) Mr Luo Chaogeng (a non-executive Director) was an employee of China Eastern Air Holding Limited; and

(d) Mr Cao Guangfu (a non-executive Director) was an employee of China National Aviation Holding Company;

Save as disclosed above, as at December 31, 2009, none of the existing and proposed Directors or Supervisors of the Company was a director, supervisor or employee of a company which had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

All members of the third Board and the third Supervisory Committee of the Company have entered into service contracts with the Company. The term for the third Board and the third Supervisory Committee is 3 years, commencing from January 9, 2007 and ending on January 8, 2010 or at the expiry of the term of the third Board. Pursuant to the relevant requirements of the PRC Company Law and the Articles, the respective term of the Directors and Supervisors shall commence from the conclusion of the general meeting at which such Directors and Supervisors are elected until the forming of the next Board and Supervisory Committee upon election by a general meeting.

As approved at the extraordinary general meeting on March 3, 2009, Mr. Gong Guokui, Mr. Zhu Xiaoxing, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian ceased to be Directors. Their term of office ended upon the conclusion of the extraordinary general meeting. Meanwhile, as approved at the extraordinary general meeting, Mr. Cao Guangfu had served as Non-executive Director since then for a term ending on the expiry date of the term of the third Board.

As approved at the extraordinary general meeting on March 3, 2009, Mr Jing Gongbin, Mr Zhang Yakun, Ms Wang Xiaomin and Mr Zhang Xin ceased to be Supervisors of the Company. Their term of office ended upon the conclusion of the extraordinary general meeting.

For the year ended December 31, 2009, none of the Directors or Supervisors had entered or proposed to enter into a service contract with any member of the Group which will not expire or is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

Certain members of the third Board and Supervisory Committee are also members of management of various PRC commercial airlines which are shareholders of the Company. The contracts or transactions entered into between the Company or any of its subsidiaries and such airline shareholders have been referred to in the section "Connected Transactions" of this Report of Directors. Save as disclosed in that section, none of the Directors or Supervisors were materially interested, either directly or indirectly in any contract of significance to which the Company or any of its subsidiaries was a party during, or at the end of, Year 2009.

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of Directors and Supervisors are set out in Note 8 to the financial statements.

INTEREST CAPITALIZED

No interest was capitalized for the Group in Year 2009.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Group during Year 2009 are summarised in Note 14 to the financial statements.

RESERVES

Details of movements in reserves of the Group for Year 2009 are set out in the consolidated statement of changes in shareholders' equity.

DIVIDENDS

The Board recommends the payment of a final cash dividend amounting to RMB0.134 per share for Year 2009. For details, please refer to the section headed "Final Dividend" in "Management Discussion and Analysis of Financial Condition and Results of Operation".

EMPLOYEES' RETIREMENT SCHEME

Details of the employees' retirement scheme of the Group are set out in the section headed "Employees" in "Management Discussion and Analysis of Financial Condition and Results of Operation" and Note 9 to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

Socièté Internationale de Tèlècommunications Aeronautiques S.C.("SITA S.C.") was the largest supplier to the Group for the Year 2009 and the total network usage fees paid by the Group to SITA S.C. in Year 2009 accounted for 4.1% of the Group's total operating expenses (excluding depreciation and amortization expenses). During Year 2009, the total amount paid to the five largest suppliers of the Group accounted for 10.4% of the Group's total operating expenses (excluding depreciation and amortization expenses).

Sales to the largest customer of the Group, China Southern Airlines Company Limited, the subsidiary of China Southern Air Holding Company, accounted for 15.3% of the Group's total revenues for Year 2009. During Year 2009, total sales to the Group's five largest customers accounted for 53.4% of the Group's total revenues. Three of these top five customers were China Southern Airlines Company Limited, China Eastern Airlines Corporation Limited and Air China Limited. Their respective substantial shareholders, namely China Southern Air Holding Company, China Eastern Air Holding Company, and China National Aviation Holding Company, are the promoters and substantial shareholders of the Company, holding an aggregate of approximately 32.33% of the issued share capital of the Company as at December 31, 2009. The revenue derived from the above major customers is set out in Note 39 to the financial statements.

Save as disclosed in this report and in Note 39 to the financial statements, none of the Directors, Supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold more than 5% of the Company's issued share capital) had any interest in any of the aforementioned suppliers and customers.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Particulars of the Company's subsidiaries and associated companies as at December 31, 2009 are set out in Note 1 to the financial statements.

CONNECTED TRANSACTIONS

Continuing Connected Transactions

During Year 2009, the Group continued to carry out the following transactions, which constitute continuing connected transactions as defined in the Listing Rules, and are required to be disclosed in accordance with Chapter 14A of the Listing Rules:

(a) *Provision of Services and Technological Support by the Group (other than ACCA) to the Promoters and the Associates of the Promoters of the Group*

During Year 2009, the Group continued to provide certain promoters of the Company (including Hainan Airlines Company Limited ("Hainan Airlines"), Shandong Airlines Company Limited ("Shandong Airlines"), Xiamen Airlines Company Limited ("Xiamen Airlines"), Shanghai Airlines Company Limited ("Shanghai Airlines"), Shenzhen Airlines Company Limited ("Shenzhen Airlines")) or the associates of the promoters (including China Southern Airlines Company Limited ("Southern Airlines"), China Eastern Airlines Corporation Limited ("Eastern Airlines"), Air China Limited ("Air China"), Sichuan Airlines Company Limited ("Sichuan Airlines"), China Eastern Airlines Wuhan Company Limited ("CEA Wuhan"), Yunnan Lucky Airlines Company Limited ("Lucky Airlines"), China Joy Air Co., Ltd. ("Joy Air"), Chongqing Airlines Company Limited, Kun Ming Airlines Co., Ltd., Kun Peng Airlines Company Limited and Da Xin Hua Holding Limited) (the "Airlines"), with aviation information technology service and technical support and its related business services, including:

(i) flight control system services which provided, among other services, the consolidated information, flight information, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provided, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provided check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provided, among other services, the network transmission services and connection services.

The Airlines are connected persons (as defined under the Listing Rules) of the Company. In accordance with the prescribed prices of Civil Aviation Administration of China ("CAAC") determined through amicable negotiation between both parties, depending on the types of system through which the transactions were processed, the aforesaid Airlines were required to pay service fees to the Group on monthly basis including:

(i) per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7;

(ii) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services, etc;

(iii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft; and

(iv) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment.

The above continuing connected transactions were conducted in the ordinary and usual course of business of the Group and were the source of principal operating revenue of the Group. For more details, please refer to the announcements of the Company dated February 13, 2007, September 19, 2007, December 31, 2008, January 5, 2009, January 21, 2009 and May 12, 2009, and circulars of the Company dated March 7, 2007, October 10, 2007 and January 12, 2009, February 4, 2009 and May 25, 2009. The respective annual caps and transaction amounts of the above continuing connected transactions for the financial year ended December 31, 2009 were as follows:

Airlines *(connected persons)*	**Agreement date**	**Year 2009 Annual caps** *(RMB'000)*	**Transaction amounts** *(RMB'000)*
Southern Airlines (including Xiamen Airlines, Chongqing Airlines Company Limited)	May 7, 2009	403,794	366,837
Eastern Airlines	June 30, 2007	502,585	287,892
Air China	December 30, 2008	347,716	260,473
Hainan Airlines (including Da Xin Hua Holding Limited)	January 20, 2009	210,908	181,674
Shandong Airlines	December 30, 2008	48,482	43,530
Sichuan Airlines	December 30, 2008	98,525	90,321
CEA Wuhan	December 31, 2008	21,245	14,040
Joy Air	January 5, 2009	3,960	439
Lucky Airlines	December 30, 2008	19,200	19,040
Shanghai Airlines	November 5, 2004	119,154 *(Note 1)*	104,025 *(Note 2)*
Shenzhen Airlines (including Kun Ming Airlines Co., Ltd. and Kun Peng Airlines Company Limited)	January 23, 2007	175,760	148,693

Note 1: The cap for the 10 months ended October 31, 2009

Note 2: The transaction amounts for the 10 months ended October 31, 2009

(b) *Lease of Properties by the Company from China TravelSky Holding Company*

The Company continued to lease the two properties in Dongxingli and Dongsi, Beijing (as stated in circular of the Company dated March 7, 2007) from China TravelSky Holding Company in 2009 as data centers for daily operation. As China TravelSky Holding Company is a substantial shareholder and a promoter of the Company, China TravelSky Holding Company is a connected person of the Company. Term of the tenancy agreements for the lease of the two properties was ten years from October 18, 2000. The amount of the rentals payable to China TravelSky Holding Company by the Company is subject to review every three years by reference to the then prevailing market rate and is paid quarterly. From 2007 to 2009, the average rental (including property management fee) of the two properties was RMB3.8 and RMB4.5 per square meter per day. The annual cap in the above continuing connected transaction for Year 2009 was RMB40,000,000.

Since the Company completed the acquisition of the Dongxingli, Beijing property in March 2009, the Company ceased to pay rents to China TravelSky Holding Company with respect to the leasing of the Dongxingli, Beijing property since March 3, 2009.

For Year 2009, total rental and usage fees paid by the Company to China TravelSky Holding Company under the above tenancy agreements amounted to approximately RMB23,373,000.

(c) *Transactions between the Company and the Service Companies*

As set out in the circular of the Company dated March 7, 2007, Hainan Civil Aviation Cares Co., Ltd., Cares Shenzhen Co., Ltd., Cares Hubei Co., Ltd., Cares Chongqing Information Technology Co., Ltd., Aviation Cares of Yunnan Information Co., Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares Technology of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang Ltd., Shenyang Civil Aviation Cares of Northeast China, Ltd., (the "Service Companies") are the joint ventures established between the Company and certain promoters of the Company or the associates (as defined under the Listing Rules) of the promoters (China Southern Air Holding Company, Eastern Airlines, Air China, Hainan Airlines, Shenzhen Airlines, Xiamen Airlines, Sichuan Air Group Company, China Xinhua Airlines Company Limited and CEA Wuhan) for distributing the products of the Company and providing better service to customers in different regions. Since such promoters or associates of the promoters are entitled to exercise, or control the exercise of 10% (or 30%) or more of the voting power at any general meeting of the Service Companies, the Service Companies are regarded as connected persons (as defined under the Listing Rules) of the Company (Shenyang Civil Aviation Cares of Northeast China, Ltd. was a connected person for the purpose of Rule 14A.11(4) of the Listing Rules of the Company and other Service Companies were connected persons for the purpose of Rule 14A.11(5) of the Listing Rules of the Company).

The Service Companies paid fees to the Company for using mainframe resources, linking with the Company's data network, and connection and installation of terminal equipment and printers at the rates prescribed by CAAC or on a cost basis if applicable. If the Service Companies also provided front end technical supports for airport passenger processing system (APP system), they were entitled to share the revenue generated from APP system with the Company. The agreement dated December 30, 2006 relating to the above continuing connected transactions was entered into between the Company and certain subsidiaries and associated companies of the Company (including the Service Companies) was effective for the period from January 1, 2007 to December 31, 2009 and the agreed fee was paid monthly or paid pursuant to the terms and conditions as agreed by the parties. The annual cap in the above continuing connected transaction for Year 2009 was RMB53,568,000.

During Year 2009, the transaction amounts between the Group and the Service Companies aggregated to RMB45,329,000.

(d) *Transaction between SITA Information Networking Computing (UK) Limited ("SITA INC. UK") and InfoSky Technology Company Limited ("InfoSky"), a subsidiary of the Company ("InfoSky Cargo Services Agreement")*

As Socièté Internationale de Tèlècommunications Aeronautiques Greater China Holdings Limited ("SITAGCH") was a substantial shareholder of InfoSky (a subsidiary of the Company), SITAGCH was a connected person of the Company, and as SITA INC. UK was a fellow subsidiary of SITAGCH, SITA INC. UK was a connected person (as defined under the Listing Rules) of the Company. As set out in the announcement of the Company dated February 13, 2007, InfoSky and SITA INC. UK entered into the InfoSky Cargo Services Agreement on December 5, 2002, pursuant to which, SITA INC. UK provided cargo services to InfoSky. The service fee under the agreement was determined based on the rate as mutually agreed with reference to the usage and calculated and paid monthly. The annual cap of the continuing connected transaction under InfoSky Cargo Services Agreement for Year 2009 was US$4,614,000.

Pursuant the announcement of the Company dated May 15, 2009, the Company acquired 49% equity interest in InfoSky from SITAGCH through TravelSky Technology (Hong Kong) Limited (a wholly owned subsidiary of the Company) at the consideration of US$1,100,000 ("InfoSky Equity Interest Acquisition"). The InfoSky Equity Interest Acquisition was completed on December 4, 2009. SITA INC. UK ceased to be a connected person of the Group for the purpose of the Listing Rules starting from the completion date of the acquisition.

As of December 4, 2009, the total transaction amounted in relation to air cargo services between InfoSky and SITA INC. UK during the year amounted to US$717,224 based on the charges agreed by both parties with reference to usage.

(e) *Membership fees and Data Network Services Usage Fees Paid by the Company to SITA S.C.*

During Year 2009, the Company, as a member of SITA S.C., continued to engage SITA S.C. in providing all types of services and data network services to the Company. The data network services usage fees were paid monthly and were determined based on the usage and the pricing schedule set by SITA S.C. applicable to all users of the data network services of SITA S.C.. The membership fees are determined with reference to the ratio of the total amount of bills for the services charged to the Company by SITA S.C., Sociètè Internationale de Tèlècommunications Aeronautiques NV or their respective wholly-owned subsidiaries in the previous financial year to the total amount of all income receivable by all members of SITA S.C. in that financial year. Since both SITAGCH (a connected person of the Company as detailed in (d) above) and SITA S.C. were collectively owned, directly or indirectly, by the members of the Air Transport Community (a group formed by many communities of interest within the air transport industry, the members of which include the members of SITA S.C. and customers, and many associations, councils and committees of the industry across the world), SITA S.C. was therefore considered as a connected person of the Company. As set out in the announcement of the Company dated February 13, 2007 and the circular of the Company dated March 7, 2007. The Company and SITA S.C. entered into a service agreement on July 30, 2004. The annual cap in the above continuing connected transaction for Year 2009 was RMB96,000,000.

As InfoSky Equity Interest Acquisition was completed on December 4, 2009, SITA S.C. ceased to be a connected person of the Group for the purpose of the Listing Rules starting from the completion date of the acquisition.

For Year 2009, the membership fee and data network service usage fees payable by the Company to SITA S.C. amounted to RMB56,640,000.

(f) *Technological Development Services Provided by Xinan Cares to the Company*

As set out in the announcement of the Company dated August 31, 2009, the Company entered into the Technology Services Agreement with Aviation Cares of Southwest Chengdu, Ltd. ("Xinan Cares") on August 31, 2009 for a term of two years. The Company was provided with software technology services personnel by Xinan Cares and the Company paid to Xinan Cares a start-up fee of RMB120,000 in 2009 and monthly service fees (inclusive of fees for technology personnal and venue rentals) calculated at the rate as required in the agreement. Since Xinan Cares was owned as to 35% by Air China, which is a subsidiary of China National Aviation Holding Company (one of the promoters of the Company), Xinan Cares was an associate of a promoter and therefore a connected person of the Company for the purpose of Rule 14A.11(4) of the Listing Rules. Under the Technology Services Agreement, the annual cap in the transaction between the Company and Xinan Cares for Year 2009 was RMB1,500,000.

In Year 2009, the Company paid Xinan Cares RMB724,000 in respect of the above technological services fees.

(g) *Provision of Services by ACCA to the Promoters and the Associates of the Promoters of the Company*

In March 2009, the Company completed the acquisition of 100% equity interest in ACCA. As a wholly owned subsidiary of the Company, the provision of services by ACCA to the connected persons of the Company are also subject to the relevant requirements applicable under Chapter 14A of the Listing Rules. The connected persons included certain promoters of the Company (including Xiamen Airlines, Hainan Airlines, Shandong Airlines, Shanghai Airlines and Shenzhen Airlines) and the associates of the promoters of the Company (including Southern Airlines, Sichuan Airlines, Eastern Airlines, Air China and Air Macau Company Limited).

(i) Revenue Accounting Systems Development and Support Services; and/or Passenger and Cargo Revenue Accounting and Settlement Services.

Scope of services includes: (1) provision of computer system application development and support services including self-developed computer application systems in respect of both international and domestic passengers revenue accounting system, international and domestic cargo revenue accounting system, mail revenue accounting system, airport miscellaneous charges accounting system, data service system, international and domestic clearing and settlement system by ACCA; service fees varied depending on the transaction volume (i.e. the higher the transaction volume, the lower the rate) as expressly stipulated in the agreement, and such fees would be collected on a monthly basis; (2) provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, coupon matching, accounting, reconciliation and management reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services by ACCA; service fees would be determined with reference to the rates and rules prescribed in the relevant documents of the industrial regulatory authorities, and the pricing of services provided would be expressly stipulated in the relevant agreements based on a percentage rate of the total accounting amount and/or the transaction volume times unit price; the service fees were paid monthly.

In Year 2009, the transaction amounts and annual caps in the above continuing connected transactions between ACCA and the below connected persons were as follows:

Airlines *(connected persons)*	**Agreement date**	**Annual caps** *(RMB'000)*	**Transaction amounts** *(RMB'000)*
Southern Airlines	September 22, 2009	32,500	29,068
Xiamen Airlines*	December 21, 2007	2,435	779
Hainan Airlines*	January 6, 2009	7,559	5,293
Sichuan Airlines	December 1, 2007	3,934	2,897
Eastern Airlines	February 27, 2008	77,048	44,478
Air China	February 28, 2008	69,166	43,150
Shandong Airlines	September 7, 2007	4,156	3,002
Air Macau Company Limited*	December 31, 2006	14,089	5,379
Shanghai Airlines*	December 9, 2008	12,752	7,399
Shenzhen Airlines	January 29, 2008	5,430	5,363

* The executed agreements only relate to passenger and cargo revenue accounting and settlement services.

(Please refer to the announcements of the Company dated May 26, 2008, May 12, 2009, September 3, 2009 and September 22, 2009 and the circular of the Company dated June 16, 2008 for the details)

(ii) Interline Data Exchange Services

Scope of services includes: receiving interline outward billing data from various airline companies by ACCA, identifying the airlines to be charged for receipt of such services ("Billed Airlines"), consolidating the data from all of the airline companies on behalf of the Billed Airlines and delivering the data to such Billed Airlines. Under the agreement, apart for the one-time membership fee, there was a fixed annual service fee of RMB120,000.

In 2009, the transaction amount between ACCA and each of Hainan Airlines (the agreement date was September 18, 2006), Xiamen Airlines (the agreement date was September 26, 2006) and Shanghai Airlines (the agreement date was March 22, 2007) under the above continuing connected transactions was RMB120,000. (Please refer to the announcement of the Company dated May 26, 2008 and the circular of the Company dated June 16, 2008 for the details. The annual cap in the above continuing connected transactions between ACCA and each of Hainan Airlines, Xiamen Airlines, Shanghai Airlines was RMB120,000.)

(iii) IATA (International Air Transport Association)-BSP Services (Provision of Sales Data Processing and Settlement Service)

Scope of services includes: provision of sales data processing and capital settlement service between the agencies and certain airline companies to IATA in the PRC, Hong Kong, Macau and Taiwan, and supply of software application support, development and maintenance services. Pursuant to the service fee basis defined in the agreement dated March 27, 2008 between ACCA and IATA, service fees were charged on the airlines the basis of a "Standard Charging Unit" per processing transaction. Transactions are defined in Renminbi for transactions in the PRC, in Hong Kong Dollars for Hong Kong, Macau and in United Stated Dollars for other territories, subject to exchange rate fluctuation which will be adjusted in accordance with the terms of the agreement.

In 2009, the total transaction amount under the above agreement between ACCA and IATA was RMB52,369,000, which included the transaction amount of RMB43,497,000 between ACCA and the connected persons (as defined under the Listing Rules) of the Company (Southern Airlines, Eastern Airlines, Air China, Xiamen Airlines, Hainan Airlines, Shandong Airlines, Sichuan Airlines, Shanghai Airlines, Shenzhen Airlines and Air Macau Company Limited) according to the statistics of ACCA. (As set out in the announcement of the Company dated May 26, 2008 and the circular of the Company dated June 16, 2008, the annual cap in the above continuing connected transaction for Year 2009 was RMB75,464,000.)

(iv) Domestic Mail Revenue Accounting and Settlement

Scope of services includes: provision of stock control, sales control, sales audit, uplift revenue proration, accounting processing, sales and uplift matching, clearing and settlement services by ACCA to the airlines. The system service fee was charged on a monthly basis. The service fee was based on the rate as set out in the agreement in which ACCA received payment of 1.5% handling charges from the airlines, and such fee was charged by reference to the relevant documents issued by the industry regulatory authorities.

In 2009, the domestic mail revenue accounting and settlement transaction amount between ACCA and Southern Airlines (the agreement date was November 5, 2008), Eastern Airlines (the agreement date was December 11, 2008), Air China (the agreement signed by its subsidiary Air China Cargo Co., Ltd. on September 21, 2008), Hainan Airlines (the agreement date was December 4, 2008), Shandong Airlines (the agreement date was September 3, 2008), Sichuan Airlines (the agreement date was September 10, 2008), Xiamen Airlines (the agreement date was October 23, 2008), Shanghai Airlines (the agreement date was September 11, 2008) and Shenzhen Airlines (the agreement signed by its subsidiary Shenzhen Airlines Cargo Co., Ltd. on December 2, 2008) for Year 2009 was RMB9,529,000. (As set out in the announcement of the Company dated May 12, 2009, the agreement was entered into by ACCA and each party between September and December, 2008 and the annual cap in the above continuing connected transactions for Year 2009 was RMB10,000,000.)

In the opinion of the Independent Non-executive Directors of the Company, the above items (a) to (g) of the continuing connected transactions:

(a) were in the usual and ordinary course of business of the Group;

(b) were conducted on normal commercial terms, or where there is no available comparison, on terms that are no less favorable than those available to or from (as it is applicable) independent third parties;

(c) were conducted on the terms of the relevant agreement governing those transactions, which are fair and reasonable and in the interest of the shareholders of the Company as a whole; and

(d) did not exceed the annual cap amounts disclosed in the previous announcements and circulars during the financial year ended December 31, 2009.

The Board has received a letter of confirmation from the auditors stating that the above items (a) to (g) of the continuing connected transactions:

(a) have been approved by the Board;

(b) were conducted in accordance with the pricing policies of the Company for transactions involving provisions of goods and services;

(c) were conducted in accordance with the terms of the agreements governing relevant transactions; and

(d) the aggregate amounts incurred in Year 2009 have not exceeded the respective annual caps disclosed in previous announcements and/or circulars.

Waivers in relation to connected transactions

As set out in the announcement of the Company dated September 2, 2009, upon the approval of the Stock Exchange, the Company was: (1) granted a waiver to exempt the promoter shareholders of the Company, namely Shanghai Airlines, Shenzhen Airlines, Sichuan Air Group Company, Shanxi Airlines Co., and their respective associates from being regarded as connected persons of the Company for the purpose of Rule 14A.11(3) of the Listing Rules; (2) granted a waiver from strict compliance with the requirement of having written agreements under Rule 14A.35(1) of the Listing Rules in respect of certain continuing connected transactions (that have their existing terms expiring on or before 31 December 2009 but will continue after such date) between the Group on the one part and the promoters and/or their respective associates on the other part, including continuing connected transactions under item (a) above between the Company and each of Southern Arilines, Air China, Shandong Airlines and Lucky Airlines; continuing connected transactions under item (g)(i) above between ACCA and each of Eastern Airlines, Air China, Air Macau Company Limited and Shandong Airlines, and; continuing connected transactions under item (g)(ii) above between ACCA and each of Hainan Airlines and Xiamen Airlines. Such waivers are for a three-year term ending on December 31, 2012 in order to continue such continuing connected transactions under the waivers. In the event that the terms of new written agreements are materially different from those being approved by the independent shareholders of the Company, the Company will re-comply with the reporting, announcement and/or independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The Company had been granted a general mandate with a three-year term ending December 31, 2012 as approved by the independent shareholders to carry out the continuing connected transactions under the (2) waiver above at the extraordinary general meeting held on December 30, 2009.

Connected Transactions

(a) *InfoSky Equity Interest Acquisition*

As set out in the announcement of the Company dated May 15, 2009, the Company acquired 49% equity interest in InfoSky from SITAGCH through TravelSky Technology (Hong Kong) Limited (a wholly owned subsidiary of the Company) at the consideration of US$1,100,000 and the transaction therefore constituted a connected transaction of the Company. The acquisition agreement was entered into on May 13, 2009. The InfoSky Equity Interest Acquisition was completed on December 4, 2009.

The relationship between InfoSky and SITAGCH is described in (d) above.

(b) *NewAPP System Construction Services*

As set out in the announcement of the Company dated May 22, 2009, the Company entered into service agreements with Huadong Cares and Xinjiang Cares, respectively on that day, in relation to the construction of NewAPP System in the airports in Shanghai and Xinjiang. Some NewAPP System construction works were subcontracted to Huadong Cares and Xinjiang Cares. The amounts under the agreements were RMB6,820,395 and RMB3,888,806 respectively determined by negotiation based on the prevailing market conditions.

Xinjiang Cares and Huadong Cares are the joint ventures of the Company and a promoter or an associate of a promoter, (China Southern Air Holding Company and Eastern Airlines respectively) respectively; Xinjiang Cares constitutes a connected person (for the purpose of Rule 14A.11(5) of the Listing Rules) and Huadong Cares constitutes a connected person (for the purpose of Rule 14A.11(4) of the Listing Rules) of the Company. Therefore, the above transactions are connected transactions of the Company.

The Directors confirm that the above transactions are connected transactions or continuing connected transactions of the Company (some of them are also the related party transactions as set out in Note 39(2) to the financial statements) which are the connected transactions and continuing connected transactions under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

TRUST DEPOSITS AND IRRECOVERABLE OVERDUE TIME DEPOSITS

As at December 31, 2009, the Group did not have any trust deposits or irrecoverable overdue time deposits. All of the Group's cash deposits are deposited with commercial banks and are in compliance with applicable laws and regulations.

TAX RELIEF AND EXEMPTION

The Company is not aware of any tax relief and exemption available to shareholders by reason of their holding of the Company's securities.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year ended December 31, 2009, the Company and any of its subsidiaries did not purchase, sell or redeem any of its securities.

AUDIT COMMITTEE AND COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Audit Committee has reviewed the accounting policy and practice adopted by the Group and has also discussed certain other matters relating to audit, internal control and financial reporting including the review of the audited consolidated financial statements of the Group for the year ended December 31, 2009. Details of the Company's compliance with the requirements of the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules for Year 2009 are set out in the "Corporate Governance Report" contained in this annual report.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive rights under the articles of association of the Company or the PRC laws.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in Year 2009.

AUDITORS

PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Limited Co. (Certified Public Accountants in the PRC) are the Company's international and PRC auditors respectively for Year 2009.

A resolution relating to the appointment of PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Limited Co.(Certified Public Accountants in the PRC) as the Company's International and PRC auditors for the year ending December 31, 2010 respectively will be proposed at the Year 2009 annual general meeting of the Company.

By order of the Board
Xu Qiang
Chairman

April 22, 2010

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year ended December 31, 2009, members of the third Supervisory Committee of the Company have diligently performed their duties, during their tenure, in ensuring that the Company has observed and complied with the Listing Rules, the laws and regulations of the PRC, the Articles of Association of the Company and other relevant rules and regulations to protect the interests of the Company and its shareholders.

Upon the approval at the extraordinary general meeting of the Company held on March 3, 2009, the Supervisory Committee of the Company comprises five instead of nine Supervisors (among which the number of staff representative Supervisors should be more than one-third of the number of the members of the Supervisory Committee) and one independent Supervisor.

The third Supervisory Committee of the Company convened two meetings during Year 2009 and reviewed the Company's financial statements for Year 2008 and interim financial statements for 2009, and attended meetings of the board of directors (the "Board") and undertook the responsibility to monitor the policies and decisions made by the Board as to whether they were in compliance with the Listing Rules, the relevant laws and regulations of the PRC, the Articles of Association of the Company, and the interests of the Company and shareholders, and offered proper suggestions to the Board and the management.

On March 16, 2010, upon the approval of the extraordinary general meeting of the Company, Ms. Zeng Yiwei and Mr. Yu Yanbing were appointed as Supervisors of the fourth Supervisory Committee of the Company and Mr. Rao Geping was appointed as an independent Supervisor of the fourth Supervisory Committee of the Company, each for a term of three years with effect from the conclusion of the extraordinary general meeting. Pursuant to the resolution of the staff representative meeting of the Company held on October 22, 2009, Ms. Li Xiaojun and Mr. Xiao Wei were appointed as staff representative Supervisors of the fourth Supervisory Committee of the Company, each for a term same as that of the fourth Supervisory Committee of the Company. (The list of members of Supervisors is set out in the section headed "Corporate Information" and the biographies of each Supervisor are set out on pages 137 to 138).

The term of the third Supervisory Committee of the Company ended at the conclusion of the extraordinary general meeting held on March 16, 2010.

The fourth Supervisory Committee of the Company convened its first meeting on March 16, 2010, and Ms. Li Xiaojun was elected to be the Chairperson of the fourth Supervisory Committee of the Company.

On April 22, 2010, the fourth Supervisory Committee of the Company has reviewed the Company's financial statements for Year 2009 audited by PricewaterhouseCoopers prepared in accordance with International Financial Reporting Standards and considers that the financial statements give a true and fair view of the financial position and operation results of the Company and in compliance with the regulations applicable to the Company.

The fourth Supervisory Committee confirms that the Company has not been involved in any material litigation or arbitration, and there is no litigation or claim of material importance pending or threatened by or against the Company during Year 2009.

The fourth Supervisory Committee considers that the Board and senior management of the Company were committed to act honestly and to perform their duties diligently for Year 2009, with which the best interests of the Company and shareholders were protected. The Supervisory Committee considers that the report of the Board for the year ended December 31, 2009 reflected the actual operational circumstances of the Company. The Supervisory Committee has confidence in the Company's future prospects and development.

By Order of the Supervisory Committee
Li Xiaojun
Chairperson of the Supervisory Committee

April 22, 2010

INDEPENDENT AUDITOR'S REPORT



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

TO THE SHAREHOLDERS OF TRAVELSKY TECHNOLOGY LIMITED

(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of TravelSky Technology Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 58 to 126, which comprise the consolidated and company balance sheets as of December 31, 2009, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Director's responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and the Group as of December 31, 2009 and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other matters

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong
April 22, 2010

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	Year ended December 31, 2009	2008
Revenues			
Aviation information technology services		**1,808,335**	1,609,115
Accounting, settlement and clearing services		**249,983**	260,530
Data network and others		**561,206**	401,592
Total revenues	5	**2,619,524**	2,271,237
Operating expenses			
Business taxes and other surcharges		**(92,170)**	(82,016)
Depreciation and amortisation		**(340,660)**	(332,681)
Network usage fees		**(81,114)**	(94,410)
Personnel expenses		**(487,304)**	(429,880)
Operating lease payments		**(73,172)**	(78,630)
Technical support and maintenance fees		**(153,528)**	(170,676)
Commission and promotion expenses		**(273,448)**	(240,803)
Other operating expenses		**(319,882)**	(230,087)
Total operating expenses		**(1,821,278)**	(1,659,183)
Operating profit		**798,246**	612,054
Financial income, net		**84,313**	92,718
Share of results of associated companies		**21,090**	17,969
Profit before taxation	7	**903,649**	722,741
Taxation	11	**(109,167)**	(68,111)
Profit after taxation		**794,482**	654,630
Other comprehensive income			
Currency translation differences		**342**	(1,971)
Other comprehensive income, net of tax		**342**	(1,971)
Total comprehensive income		**794,824**	652,659
Profit after taxation attributable to			
Equity holders of the Company		**775,900**	637,974
Minority interest		**18,582**	16,656
		794,482	654,630
Total comprehensive income attributable to			
Equity holders of the Company		**776,242**	636,003
Minority interest		**18,582**	16,656
		794,824	652,659
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted (RMB)	13	**0.40**	0.33
Cash Dividends	12	**261,408**	362,850

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	As at December 31, 2009	2008
ASSETS			
Non-current assets			
Property, plant and equipment, net	14	**891,985**	1,004,445
Lease prepayment for land use right, net	15	**109,236**	19,314
Intangible assets, net	16	**82,559**	17,070
Investments in associated companies	18	**123,835**	103,665
Deferred income tax assets	20	**10,006**	6,810
Other long-term assets	21	**2,786**	8,962
		1,220,407	1,160,266
Current assets			
Inventories	22	**8,095**	9,877
Accounts receivable, net	23	**185,550**	164,400
Due from related parties, net	24, 39(3)	**1,362,615**	944,759
Due from associated companies	26	**13,010**	6,556
Income tax receivable		**35,212**	45,104
Prepayments and other current assets	27	**343,717**	313,368
Short-term bank deposits	28	**2,302,954**	2,324,728
Cash and cash equivalents	29	**1,555,723**	1,326,473
		5,806,876	5,135,265
Total assets		**7,027,283**	6,295,531
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	32	**1,950,806**	1,776,315
Reserves	33	**2,367,208**	2,171,729
Retained earnings	34		
– Proposed final cash dividend	12	**261,408**	362,850
– Others		**1,469,581**	1,126,290
		6,049,003	5,437,184
Minority interests		**109,664**	98,810
Total equity		**6,158,667**	5,535,994
LIABILITIES			
Non-Current liabilities			
Deferred income tax liabilities	20	**131**	180
Current liabilities			
Accounts payable and accrual liabilities	30	**768,529**	696,607
Due to related parties	31	**92,550**	47,428
Income tax payable		**4,419**	12,138
Deferred revenue		**2,987**	3,184
		868,485	759,357
Total liabilities		**868,616**	759,537
Total equity and liabilities		**7,027,283**	6,295,531
Net current assets		**4,938,391**	4,375,908
Total assets less current liabilities		**6,158,798**	5,536,174

Approved by the Board of Directors on April 22, 2010.

Xu Qiang
Chairman

Xiao Yinhong
Director

The accompanying notes are an integral part of these consolidated financial statements.

BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	As at December 31, 2009	2008
ASSETS			
Non-current assets			
Property, plant and equipment, net	14	**722,983**	821,951
Lease prepayment for land use right, net	15	**90,326**	—
Intangible assets, net	16	**77,512**	10,129
Investments in subsidiaries	17	**399,986**	53,709
Investments in associated companies	18	**27,290**	27,290
Deferred income tax assets	20	**8,465**	5,974
Other long-term assets	21	**2,698**	8,881
		1,329,260	927,934
Current assets			
Accounts receivable, net	23	**138,727**	118,402
Due from related parties, net	24, 39(3)	**1,193,564**	731,227
Due from subsidiaries, net	25	**20,280**	20,290
Due from associated companies	26	**10,478**	4,291
Income tax receivable		**29,094**	45,104
Prepayments and other current assets	27	**195,770**	142,503
Short-term bank deposits	28	**1,989,038**	2,168,228
Cash and cash equivalents	29	**968,193**	737,985
		4,545,144	3,968,030
Total assets		**5,874,404**	4,895,964
EQUITY			
Capital and reserves attributable toequity holders of the Company			
Paid-in capital	32	**1,950,806**	1,776,315
Reserves	33	**1,998,075**	1,471,741
Retained earnings	34		
– Proposed final cash dividend	12	**261,408**	362,850
– Others		**1,057,325**	837,888
Total equity		**5,267,614**	4,448,794
LIABILITIES			
Current liabilities			
Accounts payable and accrual liabilities	30	**509,281**	401,642
Due to related parties	31	**73,519**	34,628
Due to subsidiaries		**23,990**	10,900
		606,790	447,170
Total equity and liabilities		**5,874,404**	4,895,964
Net current assets		**3,938,354**	3,520,860
Total assets less current liabilities		**5,267,614**	4,448,794

Approved by the Board of Directors on April 22, 2010.

Xu Qiang	**Xiao Yinhong**
Chairman	*Director*

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts expressed in thousands of Renminbi)

	Note	Attributable to equity holders of the Company			Minority Interest	Total
		Paid-In capital	Reserves	Retained earnings		
Balance at January 1, 2008 (As previously reported)		1,776,315	1,296,834	1,259,580	85,997	4,418,726
Adjusted as a result of acquisition of ACCA	6	—	697,496	1,878	—	699,374
Balance at January 1, 2008 (As restated)		1,776,315	1,994,330	1,261,458	85,997	5,118,100
Profit for the year		—	—	637,973	16,656	654,629
Other comprehensive income:						
Currency translation differences	33	—	(1,971)	—	—	(1,971)
Total comprehensive income		—	(1,971)	637,973	16,656	652,658
Dividend relating to year 2007		—	—	(230,921)	—	(230,921)
Dividends payable to minority shareholders of subsidiaries		—	—	—	(3,843)	(3,843)
Appropriation to reserves	33,34	—	179,370	(179,370)	—	—
Balance at December 31, 2008 (As restated)		1,776,315	2,171,729	1,489,140	98,810	5,535,994

	Note	Attributable to equity holders of the Company			Minority Interest	Total
		Paid-In capital	Reserves	Retained earnings		
Balance at January 1, 2009 (As previously reported)		**1,776,315**	**1,466,952**	**1,416,679**	**98,810**	**4,758,756**
Adjusted as a result of acquisition of ACCA	6	**—**	**704,777**	**72,461**	**—**	**777,238**
Balance at January 1, 2009 (As restated)		**1,776,315**	**2,171,729**	**1,489,140**	**98,810**	**5,535,994**
Profit for the year		**—**	**—**	**775,900**	**18,582**	**794,482**
Other comprehensive income:						
Currency translation differences	33	**—**	**342**	**—**	**—**	**342**
Total comprehensive income		**—**	**342**	**775,900**	**18,582**	**794,824**
Issuance of shares for acquisition of Property	6	**36,992**	**164,449**	**—**	**—**	**201,441**
Issuance of shares for acquisition of ACCA	6	**137,499**	**(137,499)**	**—**	**—**	**—**
Transaction with minority interest		**—**	**(3,014)**	**—**	**(4,540)**	**(7,554)**
Dividend relating to year 2008	12	**—**	**—**	**(362,850)**	**—**	**(362,850)**
Dividends payable to minority shareholders of subsidiaries		**—**	**—**	**—**	**(3,188)**	**(3,188)**
Appropriation to reserves	33,34	**—**	**171,201**	**(171,201)**	**—**	**—**
Balance at December 31, 2009		**1,950,806**	**2,367,208**	**1,730,989**	**109,664**	**6,158,667**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

(Amounts expressed in thousands of Renminbi)

	Note	Year ended December 31, 2009	2008
Cash flows from operating activities			
Cash generated from operations	35	**810,301**	648,992
Refund of enterprise income tax		**82,511**	30,114
Enterprise income tax paid		**(192,750)**	(209,118)
Net cash generated from operating activities		**700,062**	469,988
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(258,815)**	(362,542)
Maturities of short-term bank deposits		**3,059,728**	1,923,320
Placements of short-term bank deposits		**(3,037,954)**	(2,404,099)
Interest received		**85,925**	103,558
Cash paid to acquire the minority of a subsidiary		**(7,554)**	—
Dividends received from associated companies		**920**	300
Proceeds from disposal of property, plant and equipment		**310**	505
Maturities of held-to-maturity treasury bonds		**—**	100,000
Net cash used in investing activities		**(157,440)**	(638,958)
Cash flows from financing activities			
Dividend paid to group shareholders		**(309,364)**	(230,921)
Dividend paid to minority shareholders of subsidiaries		**(3,188)**	(3,519)
Net cash used in financing activities		**(312,552)**	(234,440)
Effect of foreign exchange rate changes on cash and cash equivalents		**(820)**	(6,875)
Net increase (decrease) in cash and cash equivalents		**229,250**	(410,285)
Cash and cash equivalents at beginning of the year		**1,326,473**	1,736,758
Cash and cash equivalents at end of the year	29	**1,555,723**	1,326,473

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of aviation information technology service and related services in the PRC.

The Company was listed on The Stock Exchange of Hong Kong Limited on February 7, 2001. The address of its registered office is Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No.2, Ke Xue Yuan South Road, Haidian District, Beijing 100190, PRC.

As at December 31, 2009, the Company had direct or indirect interests in the following subsidiaries and associated companies. All of these subsidiaries and associated companies are limited liability companies incorporated and operated in the PRC except for TravelSky Technology (Hong Kong) Limited, TravelSky Technology (Singapore) Limited, TravelSky Technology (Korea) Limited, TravelSky Technology (Japan) Limited , TravelSky Technology (Europe) GmbH and TravelSky Technology (USA) Ltd. which are limited liability companies incorporated and operated in Hong Kong, Singapore, Korea, Japan, Europe and the United States respectively.

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	*RMB*	
Subsidiaries					
Hainan Civil Aviation Cares Co., Ltd. ("Hainan Cares")	March 2, 1994	64.78%	—	6,615,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Shenzhen Co., Ltd. ("Shenzhen Cares")	April 14, 1995	61.47%	—	11,000,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	*RMB*	
Subsidiaries (continued)					
Cares Hubei Co., Ltd. ("Hubei Cares")	July 25, 1997	50%	12.5%	5,000,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Cares Chongqing Information Technology Co., Ltd. ("Chongqing Cares")	December 1, 1998	51%	—	9,800,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Aviation Cares of Yunnan Information Co., Ltd. ("Yunnan Cares")	June 15, 2000	51%	—	2,000,000	Computer hardware and software development and data network services
InfoSky Technology Co., Ltd. ("InfoSky")	September 20, 2000	51%	49%	23,149,285	Provision of cargo management services and related software and technology development; and provision of technical support, training and consulting services

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	*RMB*	
Subsidiaries (continued)					
TravelSky Technology (Hong Kong) Limited ("Hong Kong Company")	December 13, 2000	100%	—	11,385,233	Commercial services
Civil Aviation Cares of Xiamen Ltd. ("Xiamen Cares")	September 14, 2001	51%	—	10,000,000	Computer hardware and software development and data network services
Civil Aviation Cares of Qingdao Ltd. ("Qingdao Cares")	January 11, 2002	51%	—	9,990,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xi'an Ltd. ("Xi'an Cares")	July 9, 2002	51%	—	5,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xinjiang Ltd. ("Xinjiang Cares")	August 16, 2002	51%	—	5,000,000	Computer hardware and software development and data network services
TravelSky Technology (Singapore) Limited ("Singapore Company")	October 21, 2005	100%	—	481,568	Computer hardware and system consulting services
TravelSky Technology (Korea) Limited ("Korea Company")	December 28, 2005	100%	—	403,677	Computer hardware and software development and data network services
TravelSky Technology (Japan) Limited ("Japan Company")	December 16, 2005	100%	—	670,121	Software development and computer equipment maintenance services
Shanghai TravelSky Information Technology Limited ("Shanghai Company")	July 1, 2008	100%	—	4,000,000	Computer hardware and software development and data network services

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	*RMB*	
Subsidiaries (continued)					
Guangzhou TravelSky Information Technology Limited ("Guangzhou Company")	September 28, 2008	100%	—	4,000,000	Computer hardware and software development and data network services
Accounting Center of China Aviation Company Limited ("ACCA")	October 26, 2007	100%	—	759,785,000	Accounting, settlement and clearing services, and related information system development and support services
Beijing Aisa Technology Development Company Limited ("ATDC")	October 30, 2007	—	100%	16,121,600	Provision of information system development and related services
Beijing HangYuan Air Service Limited Company ("BHYC")	October 31, 2007	—	100%	1,500,000	Provision of booking services for travellings and hotels
TravelSky Technology (Europe) GmbH ("Europe Company")	March 23, 2009	100%	—	4,680,000	Technology services and technology support
TravelSky Technology (Beijing) Real Estate Limited ("Real Estate Company")	August 28, 2009	100%	—	10,000,000	Real estate development, sales of commercial and residential building, professional contracting, labor subcontracting and investment management
TravelSky Technology (USA) Ltd. ("USA Company")	September 8, 2009	100%	—	3,413,600	Technology services and technology support

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

On March 3, 2009, the Company acquired 100% equity interest in ACCA and it subsidiaries ATDC and BHYC. Please refer to Note 6 for details.

On December 4, 2009, HongKong Company acquired 49% equity interest in InfoSky from the minority shareholder of InfoSky.

The Company and its subsidiaries are hereinafter collectively referred to as the "Group".

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	*RMB*	
Associated Companies					
Shanghai Civil Aviation East China Cares System Integration Co., Ltd. ("Huadong Cares")	May 21, 1999	41%	—	10,000,000	Computer hardware and software development and data network services
Shenyang Civil Aviation Cares of Northeast China, Ltd. ("Dongbei Cares")	November 2, 1999	46%	—	2,000,000	Computer hardware and software development and data network services
Aviation Cares of Southwest Chengdu,Ltd. ("Xinan Cares")	November 28, 1999	44%	—	10,000,000	Computer hardware and software development and data network services
Yunnan TravelSky Airport Technology Limited ("Yunnan Cares")	April 1, 2003	40%	—	15,000,000	Computer hardware and software development and technical consulting services
Heilongjiang TravelSky Airport Technology Limited ("Heilongjiang Cares")	April 30, 2003	50%	—	6,000,000	Computer hardware and software development and technical consulting services

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	*RMB*	
Associated Companies (continued)					
Shanghai Dongmei Aviation Tourism Online Co., Limited ("Shanghai Cares")	September 28, 2003	50%	—	24,800,000	E-commerce, Sales of computers and related parts and provision of network, technical services and economic consulting services
Dalian TravelSky Airport Technology Limited ("Dalian Cares")	January 28, 2005	50%	—	6,000,000	Computer hardware and software development and technical consulting services
Hebei TravelSky Airport Technology Limited ("Hebei Cares")	April 5, 2007	50%	—	3,000,000	Computer hardware and software development and technical consulting services
Guangzhou Airport AirSpan Information Technology Co. Ltd. ("Guangzhou Cares")	December 24, 2007	20%	—	20,000,000	Computer hardware and software development and technical consulting services

2. BASIS OF PRESENTATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.

The Company adopted merger accounting for the common control business combination in its acquisition of ACCA (Note 3(a)(i)). As a result, the comparative amounts in the consolidated financial statement have been restated as if ACCA had been acquired at the earliest period presented. Please refer to Note 6 for details.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(a) Standards, amendments effective in 2009

The Group has adopted the following new and amended IFRS as of January 1, 2009:

- IFRS 7 'Financial Instruments - Disclosures' (amendment) - effective January 1, 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share;

- IAS 1 (revised). 'Presentation of financial statements' - effective January 1, 2009. The revised standard prohibits the presentation of items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity in a statement of comprehensive income. As a result the Group presented in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been revised so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share;

- IFRS 8, 'Operating segments' (effective January 1, 2009). IFRS 8 replaces IAS 14, 'Segment reporting', and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes;

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the general manager of the Company.

2. BASIS OF PRESENTATION *(continued)*

(b) Standards that are not yet effective and have not been early adopted by the Group

- IAS 24 (revised), 'Related parties disclosure", (effective for annual periods beginning on or after January 1, 2011). The amendment introduces an exemption from all of the disclosure requirements of IAS 24 for transactions among government-related entities and the government. Those disclosures are replaced with a requirement to disclose: the name of the government and the nature of their relationship; and the nature and amount of any individually-significant transactions; and the extent of any collectively-significant transactions qualitatively or quantitatively. It also clarifies and simplifies the definition of a related party.

(c) Standards that are not yet effective and have been early adopted by the Group

- IFRS 3 (revised), 'Business combinations' was early adopted by the Group in 2009 and applied prospectively from January 1, 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. There has been no impact of IFRS 3 (revised) on the current period as no business combination other than the common control combination(Note 6);

- As the Group has early adopted IFRS 3 (revised) in 2009, it is required to early adopt IAS 27 (revised), 'Consolidated and separate financial statements' at the same time. IAS 27 (revised) requires the effects of all transactions with minority interest to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. There has been no material impact of IAS 27 (revised) on the current period.

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to December 31.

(i) Merger accounting for common control combination

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognised in consideration for goodwill or excess of acquirers' interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party's interest.

The statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination.

The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the previous balance sheet date or when they first came under common control, whichever is shorter.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting are recognised as expense in the year in which they are incurred.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(a) Consolidation *(continued)*

(ii) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group other than the common control combination (Note 3(a)(i)). The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses (Note 3(g)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivables.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(a) Consolidation *(continued)*

(iii) Transactions with minority interests

The Group treats transactions with non-controlling interest as transactions with equity holders of the Company. For purchases from minority interest, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to minority interest are also recorded in equity.

(iv) Associated companies

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost.

The Group's share of its associates' post-acquisition profits or losses is recognised in the statement of comprehensive income, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in companies are recognised in the statement of comprehensive income.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses (Note 3(g)). The results of associated companies are accounted for by the Company on the basis of dividends received and receivables.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi, which is the Company's functional and presentation currency. Except for Hong Kong Company, Singapore Company, Korea Company, Japan Company, Europe Company and USA Company, the functional currency of the Company's subsidiaries is also Renminbi.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Foreign exchange gains and losses are presented in the statement of comprehensive income within 'finance income or cost'.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available for sale reserve in equity.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Foreign currencies *(continued)*

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the statement of comprehensive income as part of the gain or loss on sale.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(c) Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment loss. Historical cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. When the expenditure results in increase in the future economic benefits expected to be obtained from the use of the asset and the cost of the asset can be measured reliably, the expenditure is capitalized.

Depreciation of property, plant and equipment is provided using the straight-line method over their estimated useful lives, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20-30 years
Computer systems and software	3-11 years
Motor vehicles	6 years
Furniture, fixtures and other equipment	4-9 years
Leasehold improvements	Over the lease term

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 3(g)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the statement of comprehensive income.

Assets under construction are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(d) Intangible assets

Intangible assets mainly represent purchased computer software.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized on a straight line basis over 3-5 years.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(e) Lease prepayments for land use rights

Lease prepayments for land use rights represent purchase cost of land use rights in the PRC and are stated at cost less accumulated amortisation and impairment losses. Cost represents consideration paid for the rights to use the land in the PRC. Amortisation of lease prepayments for land use rights is calculated on a straight-line basis over the period of the lease.

(f) Research and development costs

Expenditures for research and development are charged against income in the period incurred except for software development costs which comply strictly with the following criteria:

- It is technically feasible to complete the intangible asset so that it will be available for use or sale;
- Management intends to complete the intangible asset and use or sell it;
- There is an ability to use or sell the intangible asset;
- It can be demonstrated how the intangible asset will generate probable future economic benefits;
- Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
- The expenditure attributable to the intangible asset during its development can be reliably measured.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed 5 years. During the year ended December 31, 2009, no development costs were capitalized as they did not meet all the criteria listed above (2008: nil).

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(h) Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, held-to-maturity financial assets, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at their initial recognition.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Assets in this category are classified as current assets.

(ii) Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted for two full annual reporting periods and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group's loans and receivables comprise 'trade and other receivables' and 'cash and cash equivalents' in the balance sheet.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(h) Financial assets *(continued)*

(iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular way purchases and sales of financial assets are recognised on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the statement of comprehensive income. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the statement of comprehensive income in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the statement of comprehensive incomes when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available for sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss; translation differences on non-monetary securities are recognised in other comprehensive income. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in statement of comprehensive income.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the statement of comprehensive income as part of other income. Dividends on available-for-sale equity instruments are recognised in the statement of comprehensive income as part of other income when the Group's right to receive payments is established.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(h) Financial assets *(continued)*

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in statement of comprehensive income - is removed from equity and recognised in the statement of comprehensive income. Impairment losses recognised in the statement of comprehensive income on equity instruments are not reversed through the statement of comprehensive income. Impairment testing of accounts receivable is described in Note 3(k).

(i) Operating leases (as the lessee)

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Rental payments under operating leases (net of any incentives received from the lessor) are charged to expense based on the straight-line method over the period of the leases.

(j) Inventories

Inventories, which principally comprise equipment for sale, spare parts and consumable items, are carried at lower of cost and net realizable value. Cost is determined based on the first-in, first-out ("FIFO") method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(k) Accounts receivable and other receivables

Accounts receivable and other receivables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the accounts receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the provision is recognised in the statement of comprehensive income. When an accounts receivable is uncollectible, it is written off against the allowance account for account receivables. Subsequent recoveries of amounts previously written off are credited against expenses in the statement of comprehensive income.

(l) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

(m) Accounts payables and other payables

Accounts payables and other payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(n) Taxation

(i) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii) Deferred income taxation

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of an asset or liability and its carrying amount in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(iii) Other tax

Other tax liabilities are provided in accordance with the regulations issued by the government authorities.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(o) Employee benefits

(i) Pension

The full-time employees of the Group are covered by government-sponsored pension plan under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans.

Starting from January 1, 2007, the Company implemented an additional supplementary pension scheme, which is funded through the insurance company.

Under these plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due.

(ii) Other employee benefits

All Chinese employees of the Group participate in employee social security plans, including medical, housing and other welfare benefits, organized and administered by the government authorities. Other than the welfare benefits provided by these social security plans as disclosed, the Group has no material commitments to employees.

According to the relevant regulations, the premiums and welfare benefit contributions that should be borne by the Group are calculated based on percentages of the total salary of employees, subject to a certain ceiling, and are paid to the labor and social welfare authorities. Contributions to the plans are expensed as incurred.

(p) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation can be made for the amount of the obligation. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provision reflecting the passage of time is recognised as interest expense.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(q) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, sales discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

- Revenue for aviation information technology services, data network services and accounting supports, settlement and clearing services are recognised when the services are rendered;
- Sale of equipment is recognised when the significant risks and rewards of ownership of the goods have been transferred to the buyer;
- Revenue for equipment installation project and non-proprietary customer's information system development project are recognised by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of expenses recognised that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is charged against income;
- Interest income is recognised on a time-proportion basis, taking into account the principal amounts outstanding and the applicable interest rates; and
- Dividend income is recognised when the right to receive payment is established.

(r) Dividend distribution

Dividend distribution to the Company's equity holders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(s) Share Capital

Ordinary shares are classified as equity. Mandatory redeemable preference shares are classified as liabilities.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs and the related income tax effects) is included in equity attributable to the Company's equity holders.

(t) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the general manager of the Company.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Depreciation of property, plant and equipment

The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviewed the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from the property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment as set out in Note 3(c) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes to these estimates.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(continued)*

(b) Impairment of assets

At each balance sheet date, the Group considers both internal and external sources of information to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and an impairment loss is recognised to reduce the carrying amount of the asset to its recoverable amount. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the assets.

(c) Income taxes and deferred taxes

The Group is subject to income taxes in both PRC and other jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(d) Departure technology support fees

The departure technology support fees are subject to discussion with airports. In certain cases, in situation where final agreement has not been reached, management makes estimates of the fees with reference to the status of negotiation and taking into accounts of historical experiences and industry performance.

5. REVENUES

Revenues primarily comprise the service fees earned by the Group for the provision of the Group's aviation information technology services, accounting, settlement and clearing services and related data network services. A major portion of these revenues was generated from the shareholders of the Company.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

6. BUSINESS COMBINATION

As set out in the circular of the Company dated June 16, 2008 and the announcements dated May 26, 2008 and July 31, 2008, the Company would acquire from China TravelSky Holding Company ("CTHC") 100% equity interest in ACCA and the property located in Dongxing Li, Chaoyang District, Beijing, PRC ("Property"). ACCA is engaged in the provision of accounting, settlement and clearing services, and related information system development and support services to commercial airlines and other aviation companies. The acquisition was completed on March 3, 2009 and the consideration was satisfied by the issue and allotment of 174,491,393 new domestic shares of the Company to CTHC (137,499,218 shares for the acquisition of ACCA, and 36,992,175 shares for the acquisition of the Property).

As both the Company and ACCA are under common control of CTHC before and after the acquisition, the acquisition of ACCA is accounted for as a common control business combination. The Company adopts merger accounting for common control combination (Note 3(a)(i)). Hence, the comparative amounts in the consolidated financial statement are presented as if ACCA had been acquired at the earliest period presented. Below is the impact of the acquisition to the financial statements.

	December 31, 2009				
	The Group before acquiring ACCA	**ACCA**	**Adjustments**		**Consolidated**
	RMB'000	*RMB'000*	*RMB'000*	*(Note)*	*RMB'000*
Assets					
Non-current assets	**1,407,099**	**141,491**	**(328,183)**	**(ii)**	**1,220,107**
Current assets	**4,844,643**	**968,128**	**(5,895)**	**(i)**	**5,806,876**
Total assets	**6,251,742**	**1,109,619**	**(334,078)**		**7,027,283**
Equity					
Paid in capital	**1,950,806**	**759,785**	**(759,785)**	**(ii)**	**1,950,806**
Reserve	**1,990,614**	**(46,094)**	**422,688**	**(ii)**	**2,367,208**
Retained earnings	**1,566,787**	**155,288**	**8,914**	**(ii)**	**1,730,989**
Minority interest	**109,664**	**—**	**—**		**109,664**
Total equity	**5,617,871**	**868,979**	**(328,183)**		**6,158,667**
Liability					
Non-current liabilities	**131**	**—**	**—**		**131**
Current liabilities	**633,740**	**240,640**	**(5,895)**	**(i)**	**868,485**
Total liabilities	**633,871**	**240,640**	**(5,895)**		**868,616**
Total equity and liabilities	**6,251,742**	**1,109,619**	**(334,078)**		**7,027,283**

Note: The above adjustments were i) the adjustment to eliminate the inter-company balance of current assets and liabilities between the Company and ACCA; and ii) the adjustment to offset the long-term investment in ACCA.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

6. BUSINESS COMBINATION *(continued)*

	December 31, 2008				
	The Group before acquiring ACCA	ACCA	Adjustments		Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*(Note)*	*RMB'000*
Assets					
Non-current assets	1,007,222	153,044	—		1,160,266
Current assets	4,233,985	906,180	(4,900)	(i)	5,135,265
Total assets	5,241,207	1,059,224	(4,900)		6,295,531
Equity					
Paid in capital	1,776,315	759,785	(759,785)	(ii)	1,776,315
Reserve	1,466,952	(55,008)	759,785	(ii)	2,171,729
Retained earnings	1,416,679	72,461	—		1,489,140
Minority interest	98,810	—	—		98,810
Total equity	4,758,756	777,238	—		5,535,994
Liability					
Non-current liabilities	180	—	—		180
Current liabilities	482,271	281,986	(4,900)	(i)	759,357
Total liabilities	482,451	281,986	(4,900)		759,537
Total equity and liabilities	5,241,207	1,059,224	(4,900)		6,295,531

Note: The above adjustments were i) the adjustment to eliminate the inter-company balance of current assets and liabilities between the Company and ACCA; and ii) the adjustment to eliminate the paid in capital of ACCA against reserves as a result of the acquisition of ACCA.

The purchase consideration for the Property is allocated into the building element and land element of RMB 109 million and RMB 92 million respectively, by the directors of the Company, with reference to their relative fair values. The building element is recognised as a property, plant and equipment and the land element is recognised as lease prepayment for land use right.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

7. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	2009	2008
	RMB'000	*RMB'000*
After charging:		
Depreciation	**296,134**	317,120
Amortization of intangible assets	**35,994**	8,267
Amortization of leasehold improvements	**6,025**	6,890
Amortization of lease prepayments for land use right	**2,057**	404
Loss on disposal of property, plant and equipment	**546**	609
Provision for impairment of receivables	**29,418**	6,125
Provision for impairment of property, plant and equipment	**20,748**	—
Cost of equipment sold	**45,409**	27,761
Retirement benefits	**60,976**	50,993
Auditors' remuneration	**2,371**	2,238
Contribution to housing fund	**27,347**	22,784
Research and development expenses	**292,162**	295,725
After crediting:		
Interest income	**(81,188)**	(91,973)
Exchange gain	**(4,264)**	(5,649)

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

8. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(1) Directors' and supervisors' emoluments

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2009 (tax inclusive):

	Year ended December 31, 2009					
Name of Director and Supervisor	Remuneration for Director *RMB'000*	Bonus for Director *RMB'000*	Salary of employee, Allowances and Benefits (employer's contribution inclusive) *RMB'000*	Employees' Discretionary bonuses *RMB'000*	Employer's contribution to pension scheme for employee *RMB'000*	Total *RMB'000*
Executive directors						
Mr. Xu Qiang **(Chairman) (i)	—	—	261	—	40	301
Mr. Cui Zhixiong **(ii)	—	—	261	—	51	312
Mr. Xiao Yinhong (ii)	—	—	233	321	45	599
Mr. Zhu Xiaoxing (vi)	—	—	222	277	47	546
Non-Executive Directors						
Mr. Wang Quanhua *	—	—	—	—	—	—
Mr. Luo Chaogeng *	—	—	—	—	—	—
Mr. Cao Guangfu*(v)	—	—	—	—	—	—
Mr. Rong Gang**(vi)	—	—	233	—	48	281
Mr. Sun Yongtao**(vi)	—	—	233	—	48	281
Mr. Liu Dejun*(vi)	—	—	—	—	—	—
Mr. Xia Yi*(vi)	—	—	—	—	—	—
Mr. Song Jian*(vi)	—	—	—	—	—	—
Mr. Gong Guokui*(vi)	—	—	—	—	—	—

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

8. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and supervisors' emoluments *(continued)*

	Year ended December 31, 2009					
Name of Director and Supervisor	Remuneration for Director *RMB'000*	Bonus for Director *RMB'000*	Salary of employee, Allowances and Benefits (employer's contribution inclusive) *RMB'000*	Employees' Discretionary bonuses *RMB'000*	Employer's contribution to pension scheme for employee *RMB'000*	Total *RMB'000*
Independent Non-Executive directors						
Mr. Yick Wing Fat, Simon	120	—	—	—	—	120
Mr. Chua Keng Kim	120	—	—	—	—	120
Mr. Yuan Yaohui	120	—	—	—	—	120
Supervisors						
Ms. Li Xiaojun **	—	—	233	—	48	281
Ms. Du Hongying *	—	—	—	—	—	—
Mr. Jing Gongbin *(vi)	—	—	—	—	—	—
Mr. Zhang Yakun *(vi)	—	—	—	—	—	—
Mr. Yu Yanbin *	—	—	—	—	—	—
Ms. Gao Jingping (Staff Representative Supervisor)	—	—	193	260	45	498
Ms. Wang Xiaomin (Staff Representative Supervisor) (vi)	—	—	326	58	41	425
Mr. Zhang Xin (Staff Representative Supervisor) (vi)	—	—	192	37	34	263
Mr. Rao Geping (Independent Supervisor)	50	—	—	—	—	50

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

8. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and supervisors' emoluments *(continued)*

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2008 (tax inclusive):

Name of Director and Supervisor	Year ended December 31, 2008					
	Remuneration for Director *RMB'000*	Bonus for Director *RMB'000*	Salary of employee, Allowances and Benefits (employer's contribution inclusive) *RMB'000*	*Employees'* Discretionary bonuses *RMB'000*	Employer's contribution to *pension* scheme for employee *RMB'000*	Total *RMB'000*
Executive directors						
Mr. Xu Qiang **(Chairman) (i)	—	—	—	—	—	—
Mr. Cui Zhixiong **(ii)	—	—	—	—	—	—
Mr. Xiao Yinhong (ii)	—	—	199	255	41	495
Mr. Zhu Xiaoxing (vi)	—	—	206	266	44	516
Mr. Ding Weiping (iv)	—	—	101	315	41	457
Mr. Song Jinxiang (iv)	—	—	92	305	38	435
Non-Executive Directors						
Mr. Wang Quanhua *	—	—	—	—	—	—
Mr. Luo Chaogeng *	—	—	—	—	—	—
Mr. Gong Guokui *(vi)	—	—	—	—	—	—
Mr. Rong Gang **(vi)	—	—	—	—	—	—
Mr. Sun Yongtao **(vi)	—	—	—	—	—	—
Mr. Liu Dejun *(vi)	—	—	—	—	—	—
Mr. Xia Yi *(vi)	—	—	—	—	—	—
Mr. Song Jian *(vi)	—	—	—	—	—	—
Mr. Zhu Yong * (iii)	—	—	—	—	—	—

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

8. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and supervisors' emoluments *(continued)*

	Year ended December 31, 2008					
Name of Director and Supervisor	Remuneration for Director	Bonus for Director	Salary of employee, Allowances and Benefits (employer's contribution inclusive)	Employees' Discretionary bonuses	Employer's contribution to pension scheme for employee	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Independent Non-Executive directors						
Mr. Yick Wing Fat, Simon	120	—	—	—	—	120
Mr. Chua Keng Kim	120	—	—	—	—	120
Mr. Yuan Yaohui	120	—	—	—	—	120
Supervisors						
Ms. Li Xiaojun **	—	—	—	—	—	—
Ms. Du Hongying *	—	—	—	—	—	—
Mr. Jing Gongbin *(vi)	—	—	—	—	—	—
Mr. Zhang Yakun *(vi)	—	—	—	—	—	—
Mr. Yu Yanbin *	—	—	—	—	—	—
Ms. Gao Jingping (Staff Representative Supervisor)	—	—	191	244	42	477
Ms. Wang Xiaomin (Staff Representative Supervisor) (vi)	—	—	93	269	39	401
Mr. Zhang Xin (Staff Representative Supervisor) (vi)	—	—	77	131	32	240
Mr. Rao Geping (Independent Supervisor)	50	—	—	—	—	50

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

8. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and supervisors' emoluments *(continued)*

* These directors and supervisors are employees of the shareholders of the Company or their subsidiaries, and obtain emoluments from them. No appropriation has been made as the directors of the Company considered it is impracticable to apportion this amount between their services to the Group and the parent of the Company or their subsidiaries.

** These directors and supervisors are employees of CTHC for the year 2008, and obtain emoluments from them. From the year 2009, these directors and supervisors are employees of the Company, and obtain emoluments from the Company.

(i) Appointed on May 20, 2008
(ii) Appointed on October 17, 2008
(iii) Resigned on May 20, 2008
(iv) Resigned on October 17, 2008
(v) Appointed on March 3, 2009
(vi) Resigned on March 3, 2009

(2) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include one (2008: two) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2008: three) individuals during the year are as follows:

	2009	2008
	RMB'000	*RMB'000*
Basic salaries and allowances	**1,150**	574
Bonuses	**657**	732
Retirement benefits	**177**	125
	1,984	1,431

The annual emoluments paid during the year ended December 31, 2009 to each of the directors and the five highest paid employees fell within the band from RMB nil to RMB 1 million(2008: from RMB nil to RMB 1 million).

During the year ended December 31, 2009, no director and the five highest paid employees had waived or agreed to waive any emolument (2008: nil). No emolument was paid to any of the directors and the five highest paid employees as an inducement to join or upon joining the Company or as compensation for loss of office (2008: nil).

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

9. RETIREMENT BENEFITS

All the full time employees of the Group are covered by state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make specified contributions to the state-sponsored pension scheme at the rate of 20% of the employees' basic salaries subject to certain ceiling for the year ended December 31, 2009 (2008: 20%). The contributions to the pension scheme made by the Group for the year ended December 31, 2009 amounted to approximately RMB 41.9 million (2008: RMB 33.8 million). This amount was recorded in personnel expenses.

In addition, starting from January 1, 2007, a supplementary defined contribution pension plan managed by an insurance company was established. The annual contributions to this plan made by the Group for the year ended December 31, 2009 amounted to approximately RMB 19.1 million (2008: RMB 17.2 million). These amounts were recorded in personnel expenses.

Under these schemes, the Group has no obligation for post-retirement benefits beyond the annual contributions made.

As at December 31, 2009, no forfeited contributions were available to reduce its contributions to the defined contribution retirement schemes operated by the Group in future years (2008: Nil).

10. HOUSING FUND

All the full-time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used by the employees for housing purchases, or may be withdrawn upon their retirement. The Group is required to make annual contributions to this state-sponsored housing fund equivalent to a certain percentage of each employee's salary. The contributions made by the Group to the housing fund for the year ended December 31, 2009 amounted to approximately RMB 27.3 million (2008: RMB 22.8 million). This amount was recorded in personnel expenses.

As of December 31, 2009, the total number of employees of the Group was 4,097 (2008: 3,621).

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

11. TAXATION

Income Tax

	2009	2008
	RMB'000	*RMB'000*
Current tax:		
PRC enterprise income tax expenses	**112,333**	61,826
Overseas income tax expenses	**80**	869
Deferred tax	**(3,246)**	5,416
	109,167	68,111

Taxation of the Group except for Hong Kong Company, Singapore Company, Japan Company, Korea Company, Europe Company and USA Company is provided based on the tax laws and regulations applicable to PRC enterprises. The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes. Taxation on overseas profit has been calculated on the assessable profit for the year at the rates of taxation prevailing in the locations in which the Group operates.

Starting from January 1, 2008, the Corporate Income Tax Law of the People's Republic of China ("new CIT law") unified the income tax rate of enterprises in China to 25%.

Enterprises recognised as "High and New Technology Enterprises" are entitled to a favorable statutory tax rate of 15% under the new CIT Law. In December 2008, the Company was approved and certified by relevant authorities as a "High and New Technology Enterprise" under the new CIT Law, and was entitled to the preferential tax rate of 15% from 2008 to 2010.

The Company's subsidiaries in PRC are entitled to different tax rates, ranging from 15% to 25% under the new CIT Law.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

11. TAXATION *(continued)*

Income Tax *(continued)*

The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

	2009	2008
	RMB'000	*RMB'000*
Profit before taxation	**903,649**	722,741
Weighted average statutory tax rate	**25%**	25%
Tax calculated at domestic tax rates applicable to profits in the respective countries	**227,988**	180,205
Non-taxable income	**—**	(300)
Tax refund (i)	**—**	(30,114)
Non-deductible expense	**7,770**	5,052
Effect of preferential tax rates	**(126,591)**	(86,732)
Tax charge	**109,167**	68,111

(i) Tax refund

In addition to the recognised "High and New Technology Enterprise" status, the Company being approved and certified by relevant authorities as an "Important Software Enterprise" could further enjoy a preferential income tax rate of 10%. According to the relevant regulations, the differences that resulted from the enterprise income tax paid at the rate of 15% over this preferential income tax rate of 10% should be recognised in the year when the Company obtained its "Important Software Enterprise" certification.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2007 in 2008 and hence had recognised the corresponding tax refund of approximately RMB 30.1 million in 2008.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2008 and 2009 in 2008 and 2009 respectively. Accordingly, the Company had accrued its income tax expenses for 2008 and 2009 based on this preferential income tax rate of 10% in its financial statements.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

11. TAXATION *(continued)*

Business Taxes

The Group is subject to business taxes on its service revenues:

Aviation information technology service and data network services	3%
Technical support services	5%
Accounting, settlement and clearing services	5%

Value-Added Tax ("VAT")

The Group's sales of equipment and software are subject to Value Added Tax (VAT). The Company and one of its subsidiaries, InfoSky are certified by the tax authorities as general tax payers, and other subsidiaries of the Company are small-scale VAT tax payers. The applicable tax rate is 17% for general tax payers, and 4%-6% for small-scale VAT tax payers.

For general tax payers, input VAT from purchase of equipment for sale can be netted off against output VAT from sales.

VAT payable or receivable is the net difference between periodic output and deductible input VAT.

12. DIVIDENDS DISTRIBUTION

The equity holders in the annual general meeting of the Company held on June 5, 2009 approved the distribution of a final dividend of RMB 206.9 million and a special dividend of RMB 156 million in cash, aggregating to RMB 362.9 million (RMB0.186 per share) for Year 2008. The dividends are related to the undistributed profit generated before January 1, 2008. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the year ended December 31, 2009.

As at April 22, 2010, the Board recommended the distribution of a final cash dividend of RMB261.4 million, for Year 2009 (RMB 0.134 per share). The total numbers of shares in issue which entitle the receipt of those dividends are 1,950,806,393 shares. The proposed final dividend distribution is subject to shareholders' approval in their next general meeting and will be recorded in the Group's financial statements for the year ending December 31, 2010.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

13. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following:

	2009	2008
Earnings (RMB'000)		
Earnings for the purpose of calculating the basic and dilutive earnings per share	**775,900**	637,974
Numbers of shares ('000)		
Weighted average number of ordinary shares in issue *(Note)*	**1,944,641**	1,913,814
Earnings per share (RMB)		
Basic and dilutive	**0.40**	0.33

Note: The numbers of shares in issue for year ended December 31, 2009 and 2008 have been adjusted for the 137,499,218 shares issued to CTHC on March 3, 2009 (Note 6) for the acquisition of ACCA as if these shares were issued for all years presented.

There were no potential dilutive ordinary shares outstanding during the year ended December 31, 2009 and 2008.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

14. PROPERTY, PLANT AND EQUIPMENT, NET

At December 31, property, plant and equipment comprised:

The Group:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Leasehold improvements	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost							
As at January 1, 2008	226,613	2,135,019	55,114	72,096	3,000	19,649	2,511,491
Transfer upon completion	3,000	—	—	—	(3,000)	—	—
Purchases	1,920	169,612	4,350	12,567	—	3,197	191,646
Disposals / write off	—	(13,135)	(3,431)	(3,579)	—	—	(20,145)
As at December 31, 2008	231,533	2,291,496	56,033	81,084	—	22,846	2,682,992
Purchases	**115,878**	**59,259**	**4,814**	**24,221**	**2,165**	**4,966**	**211,303**
Disposals / write off	**—**	**(23,296)**	**(2,252)**	**(4,377)**	**—**	**—**	**(29,925)**
As at December 31, 2009	**347,411**	**2,327,459**	**58,595**	**100,928**	**2,165**	**27,812**	**2,864,370**
Accumulated depreciation							
As at January 1, 2008	(57,227)	(1,221,044)	(33,242)	(53,209)	—	(8,846)	(1,373,568)
Charge for the year	(9,637)	(285,166)	(6,058)	(16,259)	—	(6,890)	(324,010)
Disposals / write off	—	12,448	3,161	3,422	—	—	19,031
As at December 31, 2008	(66,864)	(1,493,762)	(36,139)	(66,046)	—	(15,736)	(1,678,547)
Charge for the year	**(15,353)**	**(258,622)**	**(5,742)**	**(16,417)**	**—**	**(6,025)**	**(302,159)**
Disposals / write off	**—**	**22,692**	**2,175**	**4,202**	**—**	**—**	**29,069**
As at December 31, 2009	**(82,217)**	**(1,729,692)**	**(39,706)**	**(78,261)**	**—**	**(21,761)**	**(1,951,637)**
Provision							
As at December 31, 2008	—	—	—	—	—	—	—
Charge for the year	**—**	**(20,748)**	**—**	**—**	**—**	**—**	**(20,748)**
As at December 31, 2009	**—**	**(20,748)**	**—**	**—**	**—**	**—**	**(20,748)**
Net book value							
As at December 31, 2008	164,669	797,734	19,894	15,038	—	7,110	1,004,445
As at December 31, 2009	**265,194**	**577,019**	**18,889**	**22,667**	**2,165**	**6,051**	**891,985**

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

14. PROPERTY, PLANT AND EQUIPMENT, NET *(continued)*

The Company:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Leasehold Improve-ments	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As at January 1, 2008	66,483	2,005,505	29,969	31,240	17,583	2,150,780
Purchases	—	129,010	1,805	6,239	3,112	140,166
Disposals / write off	—	(9,637)	(2,333)	—	—	(11,970)
As at December 31, 2008	66,483	2,124,878	29,441	37,479	20,695	2,278,976
Purchases	**115,374**	**49,537**	**3,698**	**22,039**	**4,889**	**195,537**
Disposals / write off	**—**	**(21,454)**	**(82)**	**—**	**—**	**(21,536)**
As at December 31, 2009	**181,857**	**2,152,961**	**33,057**	**59,518**	**25,584**	**2,452,977**
Accumulated depreciation						
As at January 1, 2008	(6,906)	(1,118,263)	(15,465)	(22,257)	(7,311)	(1,170,202)
Charge for the year	(3,224)	(272,872)	(3,653)	(12,079)	(6,592)	(298,420)
Disposals / write off	—	9,334	2,263	—	—	11,597
As at December 31, 2008	(10,130)	(1,381,801)	(16,855)	(34,336)	(13,903)	(1,457,025)
Charge for the year	**(8,685)**	**(242,805)**	**(3,459)**	**(12,506)**	**(5,765)**	**(273,220)**
Disposals / write off	**—**	**20,926**	**73**	**—**	**—**	**20,999**
As at December 31, 2009	**(18,815)**	**(1,603,680)**	**(20,241)**	**(46,842)**	**(19,668)**	**(1,709,246)**
Provision						
As at December 31, 2008	—	—	—	—	—	—
Charge for the year	**—**	**(20,748)**	**—**	**—**	**—**	**(20,748)**
As at December 31, 2009	**—**	**(20,748)**	**—**	**—**	**—**	**(20,748)**
Net book value						
As at December 31, 2008	56,353	743,077	12,586	3,143	6,792	821,951
As at December 31, 2009	**163,042**	**528,533**	**12,816**	**12,676**	**5,916**	**722,983**

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

15. LEASE PREPATMENT FOR LAND USE RIGHT, NET

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost				
As at January 1	**20,189**	20,189	**—**	—
Additions	**92,429**	—	**92,427**	—
As at December 31	**112,618**	20,189	**92,427**	—
Accumulated amortisation				
As at January 1	**(875)**	(471)	**—**	—
Amortisation for the year	**(2,507)**	(404)	**(2,101)**	—
As at December 31	**(3,382)**	(875)	**(2,101)**	—
Net book value				
As at December 31	**109,236**	19,314	**90,326**	—

16. INTANGIBLE ASSETS, NET

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost				
As at January 1	**81,321**	108,854	**62,593**	56,441
Additions	**101,483**	8,908	**100,974**	6,152
Disposals/write off	**—**	(36,441)	**—**	—
As at December 31	**182,804**	81,321	**163,567**	62,593
Accumulated amortization				
As at January 1	**(64,251)**	(92,425)	**(52,464)**	(46,425)
Amortization for the year	**(35,994)**	(8,267)	**(33,591)**	(6,039)
Disposals/write off	**—**	36,441	**—**	—
As at December 31	**(100,245)**	(64,251)	**(86,055)**	(52,464)
Net book value				
As at December 31	**82,559**	17,070	**77,512**	10,129

The intangible assets of the Group and the Company represent computer software acquired.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

17. INVESTMENTS IN SUBSIDIARIES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Investments, at cost:	**—**	—	**399,986**	53,709

A list of the Company's subsidiaries is shown in Note 1.

The increase of investments in subsidiaries is mainly due to the investment to ACCA of RMB328.2 million. The investment to ACCA was recorded as the fair value of 137,499,218 domestic shares issued to CTHC for acquisition of ACCA as described in Note 6.

18. INVESTMENTS IN ASSOCIATED COMPANIES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**103,665**	85,996	**27,290**	27,290
Share of profit	**21,090**	17,969	**—**	—
Dividend received from associated companies	**(920)**	(300)	**—**	—
End of the year	**123,835**	103,665	**27,290**	27,290

A list of the Group's associates is shown in Note 1.

The Group's interest in its principal associates, all of which are unlisted, were as follows:

	Total assets	**Total liabilities**	**Revenues**	**Profit attributable to equity holders**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
2008	135,009	31,344	306,681	17,969
2009	**177,399**	**53,564**	**392,363**	**21,090**

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

19. FINANCIAL INSTRUMENTS BY CATEGORY

The accounting policies for financial instruments have been applied to the line items below:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Assets as per balance sheet:				
Accounts receivable *(Note 23)*	**185,550**	164,400	**138,727**	118,402
Due from related parties *(Note 24)*	**1,362,615**	944,759	**1,193,564**	731,227
Due from subsidiaries, net *(Note 25)*	—	—	**20,280**	20,290
Due from associated companies *(Note 26)*	**13,010**	6,556	**10,478**	4,291
Interest receivable and other current assets *(Note 27)*	**103,168**	49,402	**81,281**	28,321
Short-term bank deposits *(Note 28)*	**2,302,954**	2,324,728	**1,989,038**	2,168,228
Cash and cash equivalents *(Note 29)*	**1,555,723**	1,326,473	**968,193**	737,985
Loans and receivables	**5,523,020**	4,816,318	**4,401,561**	3,808,744

20. DEFERRED INCOME TAX

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Deferred tax assets:				
– Deferred tax assets to be recovered after more than 12 months	**6,896**	4,821	**6,772**	4,780
– Deferred tax assets to be recovered within 12 months	**3,110**	1,989	**1,693**	1,194
	10,006	6,810	**8,465**	5,974
Deferred tax liabilities:				
– Deferred tax liabilities to be settled within 12 months	**(131)**	(180)	—	—
	(131)	(180)	—	—

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

20. DEFERRED INCOME TAX *(continued)*

The net movement on the deferred income tax accounts is as follow:

The Group:

	Depreciation and Amortization	Provision and Others	Total
	RMB'000	*RMB'000*	*RMB'000*
As at January 1, 2008	7,647	4,399	12,046
Recognised in the statement of comprehensive income	(1,583)	(3,833)	(5,416)
As at December 31, 2008	6,064	566	6,630
Recognised in the statement of comprehensive income	**2,460**	**785**	**3,245**
As at December 31, 2009	**8,524**	**1,351**	**9,875**

The Company:

	Depreciation and Amortization	Provision and Others	Total
	RMB'000	*RMB'000*	*RMB'000*
As at January 1, 2008	7,614	448	8,062
Recognised in the statement of comprehensive income	(1,640)	(448)	(2,088)
As at December 31, 2008	5,974	—	5,974
Recognised in the statement of comprehensive income	**2,491**	**—**	**2,491**
As at December 31, 2009	**8,465**	**—**	**8,465**

21. OTHER LONG-TERM ASSETS

At December 31, other long-term assets of the Company and the Group mainly comprised long-term rental deposits.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

22. INVENTORIES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Equipment for sale	**5,204**	9,390	—	—
Spare parts	**6**	9	—	—
Others	**2,991**	584	—	—
Total	**8,201**	9,983	—	—
Provision for impairment of inventories (Equipment for sale)	**(106)**	(106)	—	—
	8,095	9,877	—	—

No inventories have been pledged as security for borrowings by the Group or the Company.

23. ACCOUNTS RECEIVABLE, NET

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts receivable	**227,476**	177,051	**175,854**	128,027
Provision for impairment of receivables	**(41,926)**	(12,651)	**(37,127)**	(9,625)
Accounts receivable, net	**185,550**	164,400	**138,727**	118,402

The carrying amounts of the Group's accounts receivable approximated its fair value as at December 31, 2009 because of the short-term maturities of these receivables.

The maximum exposure to credit risk at the reporting date is the fair value of accounts receivable. The Group does not hold any collateral as security.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

23. ACCOUNTS RECEIVABLE, NET *(continued)*

As of December 31, 2009 and 2008, the ageing analysis of the accounts receivable was as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**154,690**	130,562	**118,493**	105,638
Over 6 months but within 1 year	**33,947**	22,285	**26,920**	10,781
Over 1 year but within 2 years	**22,305**	15,952	**18,939**	9,358
Over 2 years but within 3 years	**9,469**	868	**9,290**	285
Over 3 years	**7,065**	7,384	**2,212**	1,965
Accounts receivable	**227,476**	177,051	**175,854**	128,027
Provision for impairment of receivables	**(41,926)**	(12,651)	**(37,127)**	(9,625)
Accounts receivable, net	**185,550**	164,400	**138,727**	118,402

As of December 31, 2009, accounts receivable of RMB8.9 million (2008: RMB 17.7 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these accounts receivable is as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 6 months but within 1 year	**5,994**	10,645	**—**	—
Over 1 year but within 2 years	**2,835**	6,519	**—**	—
Over 2 years but within 3 years	**105**	583	**—**	—
	8,934	17,747	**—**	—

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

23. ACCOUNTS RECEIVABLE, NET *(continued)*

As of December 31, 2009, accounts receivable of RMB63.9 million (2008: RMB 28.7 million) were impaired. The amount of the provision was RMB41.9 million as of December 31, 2009 (2008: RMB 12.7 million). It was assessed that a portion of the receivables is expected to be recovered. The ageing analysis of these receivables is as follows:

	The Group		**The Company**	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 6 months but within 1 year	**27,953**	11,640	**26,920**	10,781
Over 1 year but within 2 years	**19,470**	9,433	**18,939**	9,358
Over 2 years but within 3 years	**9,364**	285	**9,290**	285
Over 3 years	**7,065**	7,384	**2,212**	1,965
	63,852	28,742	**57,361**	22,389

The movement of provision for impairment of receivables is as follows:

	The Group		**The Company**	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Balance at beginning of year	**12,651**	6,526	**9,625**	3,555
Provision	**29,275**	6,125	**27,502**	6,070
Balance at end of year	**41,926**	12,651	**37,127**	9,625

The carrying amounts of the accounts receivable are denominated in the following currencies:

	The Group		**The Company**	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
RMB	**136,397**	85,972	**100,368**	52,541
HKD denominated	**17,587**	17,587	**11,485**	11,485
USD denominated	**70,267**	70,267	**60,862**	60,862
Others	**3,225**	3,225	**3,139**	3,139
	227,476	177,051	**175,854**	128,027

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

24. DUE FROM RELATED PARTIES, NET

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**1,151,939**	791,559	**990,077**	579,699
Over 6 months but within 1 year	**209,145**	151,166	**202,919**	151,020
Over 1 year but within 2 years	**904**	1,996	**60**	508
Over 2 years but within 3 years	**590**	5,799	**508**	5,779
Over 3 years	**37**	8,904	**—**	8,886
Due from related parties	**1,362,615**	959,424	**1,193,564**	745,892
Provision for impairment of receivables	**—**	(14,665)	**—**	(14,665)
Due from related parties, net	**1,362,615**	944,759	**1,193,564**	731,227

These balances are trade related, interest free, unsecured and generally repayable within six months.

As of December 31, 2009, notes receivable of RMB241.7 million was included in the above balances.

As of December 31, 2009, due from related parties of RMB210.7 million (2008: RMB 153.2 million) were past due but not impaired. These relate to a number of customers for whom there is no recent history of default. The ageing analysis of these receivables is as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 6 months but within 1 year	**209,145**	151,166	**202,919**	151,020
Over 1 year but within 2 years	**904**	1,996	**60**	508
Over 2 years but within 3 years	**590**	20	**508**	—
Over 3 years	**37**	18	**—**	—
	210,676	153,200	**203,487**	151,528

The amount of the provision of RMB14.7 million was for the estimated losses resulting from the disagreement on services and payments, and such balance was written off in 2009. No additional impairment provision has been made in 2009.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

25. DUE FROM SUBSIDIARIES, NET

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**—**	—	**8,596**	9,193
Over 6 months but within 1 year	**—**	—	**2,820**	645
Over 1 year but within 2 years	**—**	—	**4,261**	1,044
Over 2 years but within 3 years	**—**	—	**577**	5,716
Over 3 years	**—**	—	**11,837**	11,503
Total	**—**	—	**28,091**	28,101
Provision for impairment of receivables	**—**	—	**(7,811)**	(7,811)
Due from subsidiaries, net	**—**	—	**20,280**	20,290

These balances are trade related, interest free, unsecured and generally repayable on demand.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

26. DUE FROM ASSOCIATED COMPANIES

These balances are mainly trade related, interest fee, unsecured and generally repayable within one year.

27. PREPAYMENTS AND OTHER CURRENT ASSETS

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Advance payments	**110,714**	108,381	**108,222**	101,282
Interest receivable	**17,724**	22,461	**17,677**	22,255
Prepaid expenses	**6,267**	12,900	**6,267**	12,900
Other receivables (i)	**123,568**	142,685	**—**	—
Other current assets	**85,444**	26,941	**63,604**	6,066
Total	**343,717**	313,368	**195,770**	142,503

(i) Other receivables represent the payment made on behalf of the customer airlines, which are part of ACCA's settlement and clearing services.

28. SHORT-TERM BANK DEPOSITS

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
RMB	**2,300,900**	2,236,500	**1,989,000**	2,080,000
HKD denominated	**38**	88,228	**38**	88,228
Others	**2,016**	—	**—**	—
	2,302,954	2,324,728	**1,989,038**	2,168,228

The annual interest rate on short-term bank deposits ranges from 1.98% to 2.25% (2008: 1.98% to 4.14%) and these deposits have a maturity period ranging from 6 to 12 months (2008: 6 to 12 months).

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

29. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash				
RMB	**363**	513	**113**	293
Others	**75**	71	—	—
	438	584	**113**	293
Demand deposits				
RMB	**1,469,365**	1,250,758	**924,752**	717,896
USD denominated	**64,018**	47,227	**37,243**	14,618
HKD denominated	**15,351**	22,469	**6,085**	5,178
Others	**6,551**	5,435	—	—
	1,555,285	1,325,889	**968,080**	737,692
Total cash and cash equivalents	**1,555,723**	1,326,473	**968,193**	737,985

30. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts payable	**78,234**	99,546	**57,095**	71,781
Accrued departure technology support fees	**254,600**	192,435	**254,600**	192,435
Accrued technical support fees	**24,143**	10,124	**21,638**	9,323
Accrued network usage fees	**42,466**	35,669	**42,466**	35,669
Accrued bonuses and staff cost	**35,715**	30,043	**34,004**	28,001
Other taxes payable (i)	**22,183**	10,873	**18,847**	7,131
Other payables (ii)	**217,373**	248,318	—	—
Other liabilities	**93,815**	69,599	**80,631**	57,302
Total	**768,529**	696,607	**509,281**	401,642

At December 31, 2009, approximately RMB83.3 million of the above balances were denominated in US dollars (2008: RMB 92.9 million).

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

30. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES *(continued)*

The ageing analysis of accounts payable and accrued liabilities are as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**29,226**	20,882	**14,310**	5,314
Over 6 months but within 1 year	**2,823**	20,018	**984**	14,029
Over 1 year but within 2 years	**10,342**	41,845	**6,264**	39,133
Over 2 years but within 3 years	**24,649**	6,677	**24,649**	3,181
Over 3 years	**11,194**	10,124	**10,888**	10,124
Total accounts payable	**78,234**	99,546	**57,095**	71,781
Accrued liabilities and other liabilities	**690,295**	597,061	**452,186**	329,861
Total	**768,529**	696,607	**509,281**	401,642

(i) Other taxes payables

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Business tax payable	**13,274**	7,659	**11,026**	4,738
VAT payable	**(896)**	(693)	**(451)**	(70)
Other	**9,805**	3,907	**8,272**	2,463
Total	**22,183**	10,873	**18,847**	7,131

(ii) Other payables represent the amount collected on behalf of the customer airlines, which are part of ACCA's settlement and clearing services.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

31. DUE TO RELATED PARTIES

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**9,546**	17,880	**—**	14,453
Over 6 months but within 1 year	**53,732**	—	**53,634**	—
Over 1 year but within 2 years	**3,491**	3,711	**3,470**	3,711
Over 2 years but within 3 years	**—**	—	**—**	—
Over 3 years	**25,781**	25,837	**16,415**	16,464
Total	**92,550**	47,428	**73,519**	34,628

These balances comprised mainly dividend payables and service fee payable.

32. PAID-IN CAPITAL

As of December 31, 2009, all issued shares are registered and fully paid, divided into 1,950,806,393 shares (2008: 1,776,315,000 shares) of RMB 1.00 each, comprised of 1,329,098,393 Domestic Shares and 621,708,000 H Shares (2008:1,154,607,000 Domestic Shares and 621,708,000H Shares). The Company issued 174,491,393 domestic shares in year 2009 for the acquisition of ACCA and the Property as described in Note 6.

	2009 Number of shares	**2009 Amount**
	'000	*RMB'000*
Authorized:		
Domestic Shares of RMB 1 each	1,329,098	1,329,098
H Shares of RMB 1 each	621,708	621,708
Total shares of RMB 1 each	1,950,806	1,950,806
Issued and fully paid:		
Domestic Shares of RMB 1 each	1,329,098	1,329,098
H Shares of RMB 1 each	621,708	621,708
Total shares of RMB 1 each	1,950,806	1,950,806

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

33. RESERVES

The Group

	Capital Surplus	Statutory Surplus Reserve Fund	Merger Reserve (i)	Discretionary Surplus Reserve Fund	Currency translation differences	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at January 1, 2008 (As previously reported)	306,799	514,429	—	478,424	(2,818)	1,296,834
Adjustment as a result of acquisition of ACCA	—	—	697,496	—	—	697,496
Balance as at January 1, 2008 (As restated)	306,799	514,429	697,496	478,424	(2,818)	1,994,330
Transfer from retained earnings	—	61,013	—	118,357	—	179,370
Currency translation differences	—	—	—	—	(1,971)	(1,971)
Balance as at December 31, 2008	306,799	575,442	697,496	596,781	(4,789)	2,171,729
Issuance of shares for the acquisition of Property	164,449	—	—	—	—	164,449
Issuance of shares for the acquisition of ACCA	190,684	—	(328,183)	—	—	(137,499)
Transaction with minority interest	(3,014)	—	—	—	—	(3,014)
Transfer from retained earnings	—	67,234	—	103,967	—	171,201
Currency translation differences	—	—	—	—	342	342
Balance as at December 31, 2009	**658,918**	**642,676**	**369,313**	**700,748**	**(4,447)**	**2,367,208**

(i) Merger reserve represents the difference between the carrying value of the acquired subsidiary - ACCA and the fair value of the domestic shares issued for the acquisition of ACCA at the acquisition date.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

33. RESERVES *(continued)*

The Company

	Capital Surplus	Statutory Surplus Reserve Fund	Discretionary Surplus Reserve Fund	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance as at January 1, 2008	306,799	514,429	478,424	1,299,652
Transfer from retained earnings	—	53,732	118,357	172,089
Balance as at December 31, 2008	306,799	568,161	596,781	1,471,741
Issuance of shares for the acquisition of Property	164,449	—	—	164,449
Issuance of shares for the acquisition of ACCA	190,684	—	—	190,684
Transfer from retained earnings	—	67,234	103,967	171,201
Balance as at December 31, 2009	**661,932**	**635,395**	**700,748**	**1,998,075**

34. APPROPRIATIONS AND DISTRIBUTION OF PROFIT

In the year ended December 31, 2009, according to the Company Law of PRC, related regulations, and the Articles of Association of the Company, the distributable net profit after taxation and minority interest is distributed in the following order:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve fund;

(iii) appropriation to the discretionary surplus reserve fund;

(iv) distribution of dividends for ordinary shares to equity holders.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

34. APPROPRIATIONS AND DISTRIBUTION OF PROFIT *(continued)*

The Company is required to allocate at least 10% of its net profit to statutory surplus reserve fund until the cumulative amount reach 50% of the paid in capital under the Company Law of PRC.

The appropriation of 20% of its net profit to the discretionary surplus reserve fund for the year ended December 31, 2008 was approved in the annual general meeting held on June 5, 2009. The amount was accounted for in shareholder's equity as a distribution of retained earnings in the year ended December 31, 2009.

The proposed appropriation of 20% of its net profit amount to RMB130.4 million to the discretionary surplus reserve fund for the year ended December 31, 2009 is subject to shareholders' approval at the forthcoming annual general meeting. Therefore, the amount will be recorded in the Group's financial statements for year ending December 31, 2010.

After the appropriations mentioned above, the retained earnings available for dividend distribution as at December 31, 2009 was approximately RMB1,220.1 million (2008: RMB 1,108.3 million).

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB652.0 million (2008: RMB 519.8 million) for the year ended December 31, 2009.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

35. CASH GENERATED FROM OPERATING ACTIVITIES

	2009	2008
	RMB'000	*RMB'000*
Profit before taxation	**903,649**	722,741
Adjustments for:		
Depreciation and amortization	**340,660**	332,681
Loss on disposal of property, plant and equipment	**546**	609
Interest income	**(81,188)**	(91,973)
Provision for impairment of receivables	**29,418**	6,125
Provision for impairment of property, plant and equipment	**20,748**	—
Share of results from associated companies	**(21,090)**	(17,969)
Foreign exchange loss	**1,162**	4,904
Decrease (increase) in current assets:		
Accounts receivable	**(50,425)**	(21,442)
Inventories	**1,782**	(636)
Prepayments and other current assets	**14,136**	40,368
Due from related parties/associated companies	**(424,310)**	(308,891)
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**83,773**	35,261
Deferred revenue	**(197)**	(2,108)
Due to related parties	**(8,363)**	(50,678)
Cash generated from operations	**810,301**	648,992

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

36. FINANCIAL RISK MANAGEMENT

- **Financial risk factors**

The Group's activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Financial risk management is carried out by the Group's finance department, following the overall directions determined by the Board of Directors. The Group's finance department identifies and evaluates financial risks in close co-operation with the Group's operating units.

(i) Foreign currency risk

The functional currency of the Company and most of the subsidiaries is RMB. Majority of transactions are conducted in RMB except for certain commercial transactions with foreign airlines and purchases of machinery and equipment from overseas suppliers. The Group manages the foreign exchange risks by performing regular reviews of the Group's net foreign exchange exposure.

The Group's exposure to foreign exchange risk relates principally to its accounts receivables, cash and cash equivalents, short-term bank deposits and accounts payables denominated in foreign currencies. Analysis of these assets and liabilities by currency are disclosed in Notes 23, 29, 28, and 30 respectively.

As at December 31, 2009, if RMB had strengthened/weakened by 5% against US$ and HK$ with all other variables held constant, which were considered reasonably possible at each of the dates by management, the profit for the year ended December 31, 2009 would have been approximately RMB7.2 million lower/higher, mainly as a result of foreign exchange differences on translation of US$ and HK$ denominated accounts receivables, cash and cash equivalents, short-term bank deposits and accounts payables.

(ii) Interest rate risk

The Group's interest-bearing assets are mainly represented by cash and cash equivalents and bank deposits. Interest income is approximately RMB81.2 million (2008: RMB 92.0 million). Apart from this, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The interest rates and maturities of the Group's short-term bank deposits are disclosed in Notes 28.

The Group has no significant borrowing or non-current liabilities at December 31, 2009 and therefore do not have significant exposure to changes in interest rates.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

36. FINANCIAL RISK MANAGEMENT *(continued)*

- **Financial risk factors** *(continued)*

(iii) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, short-term deposits, accounts receivables, and due from related parties. The carrying amounts of these current assets represent the Group's maximum exposure to credit risk in relation to financial assets.

As a substantial portion of these revenues was generated from the shareholders of the Company, the amount due from related parties balances are trade related, and the counterparties mainly comprise the domestic airlines. Most of these domestic airlines are stated-owned enterprises with good repayment history. There was no material default of the balances in the past. Approximately 61% (2008: 56%) of the total amount due from related parties was due from the top 3 customers of the Group: China Southern Airlines Company Limited, China Eastern Airlines Corporation Limited, and Air China Limited.

The Group has policies to ensure that the bank balances are placed with the banks with good reputation and credit quality. The Group also performs evaluation of credit quality of the banks periodically. Approximately 53% (2008: 68%) of the total bank balances were concentrated with 4 stated-owned banks as at December 31, 2009.

(iv) Liquidity risk

The Group maintains cash and bank deposits to hedge its liquidity risks. At December 31, 2009, approximately 55% of the Group's total assets are in cash and cash equivalents, or short-term deposits (2008: 58%). Directors believe the Group has sufficient cash balances to meet its daily operations requirements and has no significant exposure to liquidity risk.

- **Capital risk management**

The Group's objective is to maintain an optimal capital structure and reduce the cost of capital.

The Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

- **Fair value estimation**

The Group's financial instruments mainly consist of cash and cash equivalents, short-term bank deposits, accounts receivables, prepayments, due from associated and related parties, accounts payables, and due to related parties.

The carrying amounts of the Group's financial instruments approximated their fair values as at December 31, 2009 because of the short-term maturities of these instruments.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

37. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing aviation information technology and related services in the PRC. The Group's chief decision maker for operation is the Group's general manager. The information reviewed by the general manager is identical to the information presented in the statement of comprehensive income. No segment income statement has been prepared by the Group for the year ended December 31, 2009 and 2008. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

Certain customers accounted for greater than 10% of the Group's total revenues, please refer to Note 39 for details.

38. COMMITMENTS

(a) Capital commitments

At December 31, the Group had the following capital commitments:

	2009	2008
	RMB'000	*RMB'000*
Authorized and contracted for		
– Computer System	**18,672**	15,854
– Building	**7,497**	—
Authorized but not contracted for		
– Computer System and others	**729,800**	456,294
– Land use right and Building (i)	**2,487,800**	685,000
Total	**3,243,769**	1,157,148

(i) Included the land transfer price in Note 41.

The above capital commitments primarily relate to the development of the new generation aviation passenger service system and the construction of new operating centre in Beijing.

At December 31, 2009, no balance was denominated in US dollars (2008: approximately RMB 14.4 million).

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

38. COMMITMENTS *(continued)*

(b) Operating lease commitments

As at December 31, the Group had the following commitments under operating leases for office rental:

	2009	2008
	RMB'000	*RMB'000*
Within one year	**28,406**	39,940
Later than one year but not later than five years	**23,397**	10,877
Total	**51,803**	50,817

(c) Equipment maintenance fee commitments

As at December 31, 2009, the Group had equipment maintenance fee commitments of approximately RMB9.0 million (2008: RMB 6.7 million).

39. RELATED PARTY TRANSACTIONS

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

39. RELATED PARTY TRANSACTIONS *(continued)*

(1) Related parties

The major related parties of the Company and the Group are as follows:

Name	Relationship with the Company
CTHC	Shareholder of the Company, ultimate holding Company
China Southern Air Holding Company	Shareholder of the Company
China Southern Airlines Company Limited	Subsidiary of a shareholder of the Company
China Eastern Air Holding Company	Shareholder of the Company
China Eastern Airlines Corporation Limited	Subsidiary of a shareholder of the Company
China National Aviation Holding Company	Shareholder of the Company
Air China Limited	Subsidiary of a shareholder of the Company
Xiamen Airlines Company Limited	Shareholder of the Company
China Eastern Airlines Wuhan Company Limited	Shareholder of the Company
Hainan Airlines Company Limited	Shareholder of the Company
Shenzhen Airlines Company Limited	Shareholder of the Company
Shanghai Airlines Company Limited	Shareholder of the Company

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

39. RELATED PARTY TRANSACTIONS *(continued)*

(2) Related party transactions

The following is a summary of significant recurring transactions carried out with the Group's related parties.

(i) Revenue for aviation information technology, data network and accounting, settlement and clearing services

The pricing was based on either contractual arrangements or negotiated prices with these related parties with reference to the pricing standards prescribed by Civil Aviation Administration of China ("CAAC") where applicable.

Name		**2009**	2008
		RMB'000	*RMB'000*
China Southern Airlines Company Limited	(a)	**400,703**	368,998
China Eastern Airlines Corporation Limited	(b)	**347,916**	315,181
Air China Limited		**306,221**	287,590
Hainan Airlines Company Limited		**188,140**	154,705
Shenzhen Airlines Company Limited	(c)	**155,374**	126,823
Shanghai Airlines Company Limited		**133,419**	118,776

a. Included the transaction amount of its subsidiary, Xiamen Airlines Company Limited.

b. Included the transaction amount of its subsidiary, China Eastern Airlines Wuhan Company Limited.

c. Included the transaction amount of its subsidiary, Kunpeng Airlines Company Limited.

In the Directors' opinion, these transactions were carried out with related parties in the ordinary course of business and on normal commercial terms.

(ii) Lease of properties from CTHC

For the year ended December 31, 2009, operating lease rentals for lease of properties from CTHC amounted to RMB23.4 million (2008: RMB 38.6 million). The pricing of operating lease rentals for buildings is based on agreed rates with CTHC.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

39. RELATED PARTY TRANSACTIONS *(continued)*

(3) Balances with related parties

Balances due from the related parties mainly comprised:

Name		The Group		The Company	
		2009	2008	**2009**	2008
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
- Trade related balances(i)					
China Southern Airlines Company Limited	(a)	**269,295**	282,752	**266,800**	279,400
China Eastern Airlines Corporation Limited	(b)	**388,898**	129,147	**387,941**	126,558
Air China Limited		**172,027**	128,395	**171,082**	127,330
Hainan Airlines Company Limited		**126,629**	83,834	**120,311**	83,707
Shenzhen Airlines Company Limited	(c)	**63,485**	42,019	**60,138**	38,541
Shanghai Airlines Company Limited		**76,049**	24,900	**75,240**	23,799
- Other balances(ii)					
China Southern Airlines Company Limited	(a)	**11,886**	10,404	**—**	—
China Eastern Airlines Corporation Limited	(b)	**31,981**	37,262	**—**	—
Air China Limited		**109,003**	107,856	**—**	—

The balances with related parties were unsecured, non-interest bearing and generally repayable within six months.

(i) The trade related balances with related parties primarily arose from the above related party transactions.

(ii) The other balances represented the payment made on behalf of related parties, which are part of the ACCA's settlement and clearing services business.

a. Included the transaction balance of its subsidiary, Xiamen Airlines Company Limited.

b. Included the transaction balance of its subsidiary, China Eastern Airlines Wuhan Company Limited.

c. Included the transaction balance of its subsidiary, Kunpeng Airlines Company Limited.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

39. RELATED PARTY TRANSACTIONS *(continued)*

(4) Amounts due from other major state-owned enterprises

The balances with other major state-owned banks are as follows:

	The Group		The Company	
	2009	2008	**2009**	2008
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Bank balances	**2,048,643**	2,466,640	**1,537,875**	1,794,435

The Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under the Group, directly or indirectly controlled by the PRC government are also defined as related parties of the Company and its subsidiaries.

The majority of the business activities of the Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party transactions disclosure in accordance with IAS 24, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

40. ULTIMATE HOLDING COMPANY

The Directors regard CTHC established in the PRC as being the ultimate holding company.

41. SUBSEQUENT EVENTS

(a) Significant acquisition completed after the year end

As set out in the Company's announcement dated January 26, 2010 and the circular dated March 2, 2010, the Company made a successful bid for the land use right of the land located in Shunyi District, Beijing, 19 blocks 08, 09, 19 and 21 (the "Land") at the land transfer price of RMB 1,910 million at an open auction held on January 14, 2010. The Company intends to build a new operating centre comprising a database centre and the headquarters office building of the Company.

As of the report date, the Land Transfer Contract was signed by the Company and Beijing Land Bureau, and the Development Compensation Contract was signed by the Company and Beijing Shunyi Land Reserve Centre respectively. The total land transfer price has been paid by the Company to the Beijing Land Bureau on March 12, 2010.

(b) Supplemental housing fund

The Group, together with CTHC, has obtained an approval from the relevant government authority in February 2010 to establish a supplemental housing fund for their employees. This supplemental housing fund will be utilized to provide supplemental housing benefits to existing employees for both the Group and CTHC who have met certain pre-requisite criteria. The Group is in the process of establishing the plan and evaluating its financial impact.

42. APPROVAL OF FIANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 22, 2010.

Five Year Financial Summary

For the year ended December 31, 2009

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Year ended December 31,				
	2005	2006	2007	2008	**2009**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
	(restated)	*(restated)*	*(restated)*	*(restated)*	
Revenues	1,726,591	1,948,831	2,256,588	2,271,237	**2,619,524**
Profit before taxation	746,211	724,382	821,445	722,741	**903,649**
Profit attributable to equity holders of the Company	652,837	580,810	694,887	637,974	**775,900**
Earnings before interests, tax, depreciation and amortization	890,457	901,941	1,003,670	963,449	**1,163,121**
Earnings per share (Basic and diluted) (RMB)	0.34	0.30	0.36	0.33	**0.40**

	As at December 31,				
	2005	2006	2007	2008	**2009**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
	(restated)	*(restated)*	*(restated)*	*(restated)*	
Total assets	5,303,011	5,450,540	6,055,922	6,295,531	**7,027,283**
Total liabilities	1,305,071	1,063,162	937,822	759,537	**868,616**
Total equity	3,997,940	4,387,378	5,118,100	5,535,994	**6,158,667**

Notes:

(a) The financial figures for the year 2008 and 2009 are extracted from the Consolidated Financial Statements.

(b) The financial statements for the year 2005, 2006 and 2007 have been adjusted, as if ACCA had been acquired at the earliest period presented.

CORPORATE INFORMATION

(as of the issue date of this annual report)

BOARD OF DIRECTORS

Xu Qiang	*Chairman, Executive Director* (appointed on March 16, 2010)
Cui Zhixiong	*Executive Director* (appointed on March 16, 2010)
Xiao Yinhong	*Executive Director, General Manager* (appointed on March 16, 2010)
Wang Quanhua	*Non-executive Director* (appointed on March 16, 2010)
Luo Chaogeng	*Non-executive Director* (appointed on March 16, 2010)
Sun Yude	*Non-executive Director* (appointed on March 16, 2010)
Zhou Deqiang	*Independent Non-executive Director* (appointed on March 16, 2010)
Pan Chongyi	*Independent Non-executive Director* (appointed on March 16, 2010)
Cheung Yuk Ming	*Independent Non-executive Director* (appointed on March 16, 2010)

Resigned Directors:

Cao Guangfu	*Non-executive Director* (appointed on March 3, 2009, resigned on March 16, 2010)
Yick Wing Fat, Simon	Independent Non-executive Director (appointed on January 9, 2007, resigned on March 16, 2010)
Yuan Yaohui	Independent Non-executive Director (appointed on January 9, 2007, resigned on March 16, 2010)
Chua Keng Kim	Independent Non-executive Director (appointed on June 5, 2007, resigned on March 16, 2010)

AUDIT COMMITTEE

Cheung Yuk Ming	*Chief Member (Chairman)* (appointed on March 16, 2010)
Zhou Deqiang	*Member* (appointed on March 16, 2010)
Pan Chongyi	*Member* (appointed on March 16, 2010)

Resigned Members:

Yick Wing Fat, Simon	*Independent Non-executive Director* (appointed on January 9, 2007, resigned on March 16, 2010)
Yuan Yaohui	*Independent Non-executive Director* (appointed on January 9, 2007, resigned on March 16, 2010)
Chua Keng Kim	*Independent Non-executive Director* (appointed on June 5, 2007, resigned on March 16, 2010)

STRATEGIC COMMITTEE

Xu Qiang	*Chief Member (Chairman)* (appointed on March 16, 2010)
Wang Quanhua	*Member* (appointed on March 16, 2010)
Luo Chaogeng	*Member* (appointed on March 16, 2010)
Sun Yude	*Member* (appointed on March 16, 2010)
Cui Zhixiong	*Member* (appointed on March 16, 2010)
Xiao Yinhong	*Member* (appointed on March 16, 2010)

Resigned Members:

Cao Guangfu	*Non-executive Director* (appointed on March 3, 2009, resigned on March 16, 2009)

REMUNERATION AND EVALUATION COMMITTEE

Zhou Deqiang	*Chief Member (Chairman)* (appointed on March 16, 2010)
Pan Chongyi	*Member* (appointed on March 16, 2010)
Cheung Yuk Ming	*Member* (appointed on March 16, 2010)
Wang Quanhua	*Member* (appointed on March 16, 2010)
Cui Zhixiong	*Member* (appointed on March 16, 2010)

Resigned Memebers:

Yick Wing Fat, Simon	Independent Non-executive Director (appointed on January 9, 2007, resigned on March 16, 2010)
Yuan Yaohui	*Independent Non-executive Director* (appointed on January 9, 2007, resigned on March 16, 2010)
Chua Keng Kim	*Independent Non-executive Director* (appointed on June 5, 2007, resigned on March 16, 2010)

EXECUTIVE COMMITTEE

Xu Qiang	*Chief Member (Chairman)* (appointed on March 16, 2010)
Cui Zhixiong	*Member* (appointed on March 16, 2010)
Xiao Yinhong	*Member* (appointed on March 16, 2010)

SUPERVISORY COMMITTEE

Li Xiaojun	*Chairperson of Supervisory Committee, Staff Representative Supervisor* (appointed on March 16, 2010)
Zeng Yiwei	*Supervisor* (appointed on March 16, 2010)
Yu Yanbing	*Supervisor* (appointed on March 16, 2010)
Xiao Wei	*Staff Representative Supervisor* (appointed on March 16, 2010)
Rao Geping	*Independent Supervisor* (appointed on March 16, 2010)

Resigned Supervisors:

Du Hongying	*Vice Chairperson of Supervisory Committee, Supervisor* (appointed on January 9, 2007, resigned on March 16, 2010)
Gao Jingping	*Staff Representative Supervisor* (appointed on January 9, 2007, resigned on March 16, 2010)

SENIOR MANAGEMENT

Rong Gang	*Deputy General Manager* (appointed on March 16, 2010)
Wang Wei	*Deputy General Manager* (appointed on March 16, 2010)
Sun Yongtao	*Deputy General Manager and Financial Controller* (appointed on March 16, 2010)
Zhu Xiaoxing	*Deputy General Manager* (appointed on March 16, 2010)
Huang Yuanchang	*Deputy General Manager* (appointed on March 16, 2010)
Li Jinsong	*General Counsel* (appointed on March 16, 2010)

JOINT COMPANY SECRETARIES

Yu Xiaochun	(appointed on March 16, 2010)
Liu Pui Yee	(appointed on March 16, 2010)

COMPANY'S WEBSITES

Website of consolidated information of the Company:

www.travelsky.net

Website established in accordance with Rule 2.07C(6)(a) of the Listing Rules:

http://travelsky.todayir.com

AUDITORS

International Auditors:

PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building, Central, Hong Kong

PRC Auditors:

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
11/F, PricewaterhouseCoopers Centre
202 Hu Bin Road
Shanghai 200021
PRC

LEGAL ADVISERS

as to Hong Kong law:

JSM
16th-19th Floors
Prince's building
10 Chater Road
Central, Hong Kong

as to the PRC law:

Jingtian & Gongcheng
34/F, Tower 3,
China Central Place,
77 Jianguo Road,
Chaoyang District,
Beijing 100025, China

COMPLIANCE ADVISOR

Shenyin Wanguo Capital (H.K.) Limited
28th Floor, Citibank Tower
Citibank Plaza
3 Garden Road
Hong Kong

LEGALLY REGISTERED ADDRESS AND CONTACT DETAILS

Registered address:
18-20/F, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100190, PRC
Contact details:
Postal address:
No.157 Dongsi West Street
Dongcheng District
Beijing 10010, PRC
Telephone: (8610) 8409 9658
Fascimile: (8610) 8409 9689

PLACE OF BUSINESS IN HONG KONG

Area L, 49/F A & 50/F
Office Tower
Covention Plaza
1 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 0696

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P. O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

Shareholders can obtain a copy of this annual report through the website of the Company at http://travelsky.todayir.com.

DIRECTORS

Mr Xu Qiang, aged 48, the Chairman and an executive Director of the Company. Mr Xu graduated from First Research Institute of Ministry of Aviation and Aerospace Industry (航空航天部第一研究院) and got Ph.D. Degree. From November 1990 to May 1999, Mr Xu served at the Ministry of Aero-Space Industry(航空航天部), China Aerospace Industry Corporation (中國航天工業總公司)as engineer, vice-director and director of research office as well as vice director and director of 13th Institute in succession. From May 1999 to May 2007, Mr Xu served at China Aerospace Science and Technology Corporation (中國航天科技集團公司), held the position of assistant to president and vice president of First Research Institute (第一研究院), president of 10th Research Institute(第十研究院)and general engineer of China Aerospace Science and Technology Corporation. Mr Xu served as general manager and deputy party secretary of China TravelSky Holding Company(中國民航信息集團公司) since May 2007. Mr Xu served as an executive Director and Chairman of the third Board of the Company since May 2008. From August 2008, Mr Xu served as the deputy secretary of the Communist Party Committee of the Company. Since March 2010, Mr Xu has served as an executive Director and the Chairman of the fourth Board of the Company, and the Chief Member (Chairman) of the Strategic Committee and the Executive Committee. Mr Xu is holding positions as the chairman of TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司), the chairman of Shanghai TravelSky Information Technology Limited(上海民航信息科技有限公司), and a director of Travelsky Cares (Beijing) Real Estate Co. Limited (中航信凱亞(北京)置業有限公司), all of which are subsidiaries of the Company. China TravelSky Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr Xu was an employee of China TravelSky Holding Company.

Mr Cui Zhixiong, aged 49, an executive Director of the Company. Mr Cui a postgraduate, graduated from the Party School of the Central Committee of the CPC (中央黨校) majoring in Global Economics and had an EMBA degree from Nankai University. From December 1976 to September 1989, he served as an army officer. From September 1989 to February 1993, he worked in the Government Offices Administration of the State Council(國務院機關事務管理局)and had held positions as an deputy supervisor, deputy secretary and secretary of the State Organs of the CPC. From February 1993 to April 2004, he worked in the Communist Youth League Work Committee of the State Organs of the CPC(共青團中央國家機關工作委員會)and had served as deputy secretary and secretary. In June 2000, he served as the Chairman of the State Organs Youth Federation of the CPC (中央國家機關青年聯合會). Meanwhile, from November 2001 to October 2003, he served as Deputy Secretary-General of Gansu Provincial Committee and Deputy Secretary of Municipal Committee of Jiayuguan, Gansu Province. Since April 2004, he has served as the party secretary of China TravelSky Holding Company(中國民航信息集團公司)and deputy general manager of China TravelSky Holding Company from April 2004 to June 2008. Since August 2008, he has been the Deputy Party Secretary of the Company. Since October 2008, Mr Cui served as an executive Director of the third Board of the Company. Since March 2010, Mr Cui has served as an executive Director of the fourth Board of the Company, and a member of the Remuneration and Evaluation Committee, the Strategic Committee and the Executive Committee.

Mr Xiao Yinhong, aged 47, an executive Director and the general manager of the Company. Mr Xiao was awarded a Master Degree of Beihang University (北京航空航天大學) and was a senior engineer with over 20 years of management experience in the aviation industry of the PRC. From July 1984 to October 2000, Mr Xiao had consecutively held positions such as the deputy director of Application Office (應用室), director of Information Office (信息室), assistant to general manager and deputy general manager of China Civil Aviation Computer Information Center (中國民航計算機信息中心). Mr Xiao served as an executive Director of the first Board of the Company from October 2000 to December 2003. From October 2000 to August 2008, Mr Xiao had served as a deputy general manager of the Company and has served as the general manager of the Company since August 2008. Since October 2008, Mr Xiao served as the executive Director of the third Board of the Company. Since March 2010, Mr Xiao has served as an executive Director of the fourth Board of the Company, and a member of the Strategic Committee and the Executive Committee. Mr Xiao is also the Chairman of InfoSky Technology Co., Ltd. (天信達信息技術有限公司), the chairman of Guangzhou TravelSky Information Technology Limited (廣州民航信息技術有限公司), the chairman of Civil Aviation Cares of Qingdao Ltd. (青島民航凱亞系統集成有限公司), the director of Shanghai TravelSky Information Technology Limited (上海民航信息科技公司) and the director of TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司), all of which are subsidiaries of the Company.

Mr Wang Quanhua, aged 55, a non-executive Director of the Company. Mr Wang is a university graduate and has about 30 years of management experience in China's civil aviation industry. He joined China Southern Airlines Company (中國南方航空公司) in June 1991. Since June 1998, he had served as the General Manager of the Strategic Planning and Development Department, and then as the Assistant to the President and the Vice President of Southern Air (Holding) Company (南方航空(集團)公司), a promoter of the Company. He has been the Deputy General Manager of China Southern Air Holding Company (中國南方航空集團公司) since October 2002 and a director of China Southern Airlines Company Limited (中國南方航空股份有限公司) (a company listed on the Main Board of the Stock Exchange and a subsidiary of China Southern Air Holding Company) since March 2003. Since December 2003, Mr Wang has served as a non-executive Director and a Vice Chairman of the second Board of the Company. In March 2004, Mr Wang was appointed by the Board as a member of the Strategic Committee and the Remuneration and Evaluation Committee of the second Board. Since January 2007, Mr Wang has been re-appointed as a non-executive Director of the Company's third Board and a member of the Strategic Committee and the Remuneration and Evaluation Committee. From January 2007 to March 2009, Mr Wang served as the Vice Chairman of the third Board of the Company. Since March 2010, Mr Wang has served as a non-executive Director of the fourth Board of the Company, and a member of the Remuneration and Evaluation Committee and the Strategic Committee. China Southern Air Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr Wang was an employee of China Southern Air Holding Company.

Mr Luo Chaogeng, aged 59, a non-executive Director of the Company. Mr Luo joined the civil aviation industry in 1970. Mr Luo has obtained first class competency in flight mechanics. Mr Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau（民航蘭州管理局）from August 1970 to August 1972. From September 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team（中國民航第八飛行大隊）. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines Co., Ltd.（中國西北航空公司）. From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines Co., Ltd. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines Co., Ltd. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of Xibei（民航西北管理局）. From December 2000 to November 2001, he was the general manager of Yunnan Airlines Co., Ltd.（雲南航空公司）and a director and the deputy party secretary of Civil Aviation Administration Bureau of Yunan（民航雲南省管理局）. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines Co., Ltd. From September 2002 to September 2004, he has also been serving concurrently as the general manager of China Eastern Airlines, Yunnan Branch（中國東方航空雲南公司）. From September 2004 to October 2006, Mr Luo was a director, the General Manager and the deputy party secretary of China Eastern Airlines Corporation Limited（中國東方航空股份有限公司）, a company listed on the Main Board of the Stock Exchange and a subsidiary of China Eastern Air Holding Company（中國東方航空集團公司）which is a promoter and a substantial shareholder of the Company. From September 2002 to the present, Mr Luo has been the Vice President and a party constitution member of China Eastern Air Holding Company. From June 2007 to March 2009, Mr Luo served as a Vice Chairman of the Company's third Board and the Chief Member (Chairman) of the Strategic Committee. Since June 2007, Mr Luo served as a non-executive Director of the third Board of the Company and the Chief Member of the Strategic Committee. Since March 2010, Mr Luo has served as a non-executive Director of the fourth Board of the Company, and a member of the Strategic Committee. China Eastern Air Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr Luo was an employee of China Eastern Air Holding Company.

Mr Sun Yude, aged 56, a non-executive Director of the Company, graduated from Civil Aviation Institute of China（中國民航學院）(currently known as Civil Aviation University of China（中國民航大學）) majoring in economic management. He started his career in China's civil aviation industry in 1972 and served as the Deputy Head of CAAC Taiyuan Terminal（民航太原航站）and Head of Ningbo Terminal（寧波航站）, as well as General Manager of CNAC Zhejiang Airlines（中航浙江航空公司）. In October 2002, Mr Sun joined Air China International Corporation（中國國際航空公司）as Vice President and General Manager of Zhejiang branch, and has been serving as Vice President of Air China Limited（中國國際航空股份有限公司）(a company listed on the Main Board of the Stock Exchange and a subsidiary of China National Aviation Holding Company（中國航空集團公司）(a promoter and a substantial shareholder of the Company); stock code: 0753 (HKSE); 601111 (Shanghai Stock Exchange); AIRC (London Stock Exchange)) since September 2004. Mr Sun has been serving as Chairman of Shandong Aviation Group（山東航空集團有限公司）since November 2004, as well as President and the deputy party secretary since December 2005. Mr Sun served as a director, the president and party secretary of China National Aviation Corporation (Group) Limited since March 2007. He was the chairperson of the supervisory committee of Air China Limited since October 2007. He was appointed as deputy General Manager and a party constitution member of China National Aviation Holding Company, a director and the president of China National Aviation Corporation (Group) Limited and the chairperson of the supervisory committee of Air China Limited in May 2009. Since March 2010, Mr Sun has served as a non-executive Director of the fourth Board of the Company, and a member of the Strategic Committee. China National Aviation Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr Sun was an employee of China National Aviation Holding Company.

Mr Cheung Yuk Ming, aged 57, an independent non-executive Director of the Company, is a certified public accountant registered in Hong Kong and a fellow of the Hong Kong Institute of Certified Public Accountants（香港會計師公會）, a member of the Hong Kong Institute of Bankers（香港銀行學會）, a member of the Institute of Internal Auditors of the United States, a member of the Alliance of Merger and Acquisition Advisors (Chicago, the United States), an associate of The Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Securities Institute(香港證券專業學會）. He obtained a Master's degree in business administration from the University of East Asia, Macau（澳門東亞大學)in 1987. Prior to June 2009, Mr Cheung had served as assistant auditor and senior accountant at PriceWaterhouse, and was a partner of Lau, Cheung, Fung & Chan. Since January 2005, he has been an executive director of Lawrence CPA Limited. Mr Cheung was appointed as an independent non-executive Director of Metallurgical Corporation of China Ltd.（中國冶金科工股份有限公司）(HKSE stock code:1618) in June 2009. Since March 2010, Mr Cheung has served as an independent non-executive Director of the fourth Board of the Company, the Chief Member (Chairman) of the Audit Committee and a member of the Remuneration and Evaluation Committee.

Mr Zhou Deqiang, aged 68, an independent non-executive Director of the Company, is a professor-level Senior Engineer. He graduated from Nanjing Institute of Posts and Telecommunications(南京郵電學院）and was engaged in telecommunications technology and management for a long time. Mr Zhou served as Director General of Anhui Post and Telecommunications Administration（安徽省郵電管理局）from September 1984 to October 1994, and Vice Minister of the Ministry of Posts and Telecommunications（郵電部）and the Ministry of Information Industry（信息產業部）from October 1994 to April 2000. He served as President of China Telecommunications Corporation（中國電信集團公司）from April 2000 to November 2004, and Chairman of the Board of Directors and CEO of China Telecom Corporation Limited（中國電信股份有限公司）(HKSE stock code: 0728) from September 2002 to December 2004. Mr Zhou was a member of CPPCC （全國政協）and the Economics Committee of CPPCC （全國政協經濟委員會） from March 2003 to March 2008. He is now Chairman of China Institute of Communications（中國通信學會）, Honorary Chairman of Association of Communications Across Taiwan Straits（海峽兩岸通信交流協會）, an external director of China Shenhua Group（中國神華集團公司）and an independent director of China PTAC Communications Services Co., Ltd.（中郵普泰通信服務股份有限公司）. Since March 2010, Mr Zhou has served as an independent non-executive Director of the fourth Board of the Company, a member of the Audit Committee and the Chief Member (Chairman) of the Remuneration and Evaluation Committee.

Mr Pan Chongyi, aged 64, an independent non-executive Director of the Company, is a professor-level Senior Engineer. Mr Pan graduated from University of Shanghai for Science and Technology（上海理工大學）. Mr Pan served as vice factory director of Harbin Turbine Company（哈爾濱汽輪機廠）, Director of the Light Industry Bureau of Harbin（哈爾濱市輕工業局）and deputy general manager of HPEGC（哈爾濱電站設備集團公司）from December 1968 to October 1994. He served as vice chairman and general manager of Harbin Power Equipment Company Limited（哈爾濱動力設備股份有限公司）(HKSE stock code:1133) from October 1994 to April 1997. Mr Pan served as deputy general manager of China National Machinery Industry Corporation（中國機械工業集團公司）and general manager of China National Electric Equipment Corporation（中國電工設備總公司）from April 1997 to August 2005. From 2005 to now, Mr Pan has taken the positions as the Chairman of China Perfect Machinery Industry Corp., Ltd.（中國浦發機械工業股份有限公司）, an external director of China Railway Communication Co. Ltd.（中國鐵通集團公司）and an external director of China National Real Estate Group Corporation(中國房地產集團公司）in chronological order. Since March 2010, Mr Zhou has served as an independent non-executive Director of the fourth Board of the Company, a member of the Audit Committee and the Remuneration and Evaluation Committee.

SUPERVISORS

Ms Li Xiaojun, aged 54, Chairperson of the Supervisory Committee of the Company, is a senior economist who graduated from People's University of China(中國人民大學)and has over 20 years of management experience in China's civil aviation industry. From March 1983 to May 1988, Ms Li worked in the Planning Department of the Beijing Bureau of General Administration of Civil Aviation of China(中國民用航空總局北京管理局計劃處). From May 1988 to December 1997, she held the positions of the Deputy Head and then the Head of the Planning Department of Air China International Corporation (中國國際航空公司). Ms Li was the Head of Enterprise & Institute Personnel Division of Personnel and Education Department of General Administration of Civil Aviation of China (中國民用航空總局人事教育司企事業人事處) from December 1997 to August 2000. From October 2000 to August 2004, she had been a Director, the Deputy General Manager and Deputy Party Secretary of the Company. She has also been the Deputy Party Secretary and Secretary of the Disciplinary Committee of China TravelSky Holding Company (中國民航信息集團公司), a promoter of the Company, since September 2002. Since August 2008, she has served as the Deputy Party Secretary of the Company and Secretary of the Disciplinary Committee. She was an executive Director of the first Board. Since December 2003, Ms Li has served as a Supervisor and the Chairperson of the second Supervisory Committee, and was re-appointed as a Supervisor and the Chairperson of the third Supervisory Committee in January 2007. Since March 2010, she was re-appointed as a staff representative Supervisor and the Chairperson of the fourth Supervisory Committee of the Company.

Ms Zeng Yiwei, aged 38, a Supervisor of the Company, graduated from Xiamen University with a master's degree. Ms Zeng has being working as the deputy manager and manager of the Finance Division of the Finance and Accounting Department of Xiamen Airlines (廈門航空有限公司)since 1993, she was promoted to the position of and has been the deputy general manager of the Finance and Accounting Department of Xiamen Airlines since April 2004 till now. Since March 2010, Ms Zeng has served as a Supervisor of the fourth Supervisory Committee of the Company.

Mr Yu Yanbing, aged 33, a Supervisor of the Company, graduated from Civil Aviation Institute of China (中國民航學院) (currently known as Civil Aviation University of China (中國民航大學)), majoring in computer science. Mr Yu joined the Computer Centre of Hainan Airlines Company Limited(海南航空股份有限公司), a promoter of the Company, immediately after graduation. Since May 2000, he has worked in HNA Systems Company Limited (海南海航航空信息系統有限公司). From July 2004 to September 2007, he was the deputy general manager of HNA Systems Company Limited. From September 2007 to January 2010, Mr Yu has served as the General Manager of the IT Strategy & Management of HNA Group Company Limited (海航集團有限公司) as well as the Chairman and CEO of HNA Systems Company Limited. Starting from October 2007, Mr Yu has also served as the Chairman of Hainan Baicheng Systems Company Limited (海南百成信息系統有限公司). From January 2008 to January 2010, Mr Yu has worked as the assistant to Chief Executive Officer of HNA Group Company Limited. Since January 2010, Mr Yu has worked as the vice president and Chief Information Officer of HNA Tourism Holding (Group) Company Limited (海航旅業控股(集團)有限公司). Since March 2010, Mr Yu has been the chairman and chief executive officer of Hainan E King Technology Company Limited(海南易建科技股份有限公司). Since January 2007, Mr Yu has served as a Supervisor of the third Supervisory Committee. Since March 2010, Mr Yu has served as a Supervisor of the fourth Supervisory Committee of the Company.

Mr Xiao Wei, aged 40, a staff representative Supervisor of the Company, graduated from Beihang University(北京航空航天大學) with a master's degree in engineering. Mr Xiao joined China Civil Aviation Computer Information Center (中國民航計算機信息中心), a promoter of the Company, the predecessor of China TravelSky Holding Company, in April 1995. From October 2000 (when the Company was established) to October 2008, Mr Xiao served as an engineer of the Networking Department and Deputy Director and Director of the Community Union Working Department of the Company, and general manager of Shenyang Civil Aviation Cares of Northeast China Ltd.(瀋陽民航東北凱亞有限公司), subsidiary of the Company. Mr Xiao has been working as Office Manager to Discipline Committee of the Company since October 2008. Since March 2010, Mr Xiao has served as a staff representative Supervisor of the fourth Supervisory Committee of the Company.

Mr Rao Geping, aged 62, an independent Supervisor of the Company, is a professor and doctorate tutor of the law school of Peking University (北京大學), the head of the Institute of International Law of Peking University, the Head of Hong Kong, Macau and Taiwan Law Research Center in Peking University, Vice President of Chinese Society of International Law and a member of the Committee for the Basic Law of Hong Kong Special Administrative Region of the Standing Committee of the National People's Congress of the PRC. He is also a part-time professor in a number of universities in China, such as Wuhan University (武漢大學), China Foreign Affairs University (外交學院) and East China University of Politics and Law (華東政法大學). Mr Rao specializes in areas such as laws of Hong Kong, Macau and Taiwan as well as international law, etc. Mr Rao also served as an independent director of Super Shine Co., Ltd. (廣西陽光股份有限公司), which is listed on the Shenzhen Stock Exchange. Since December 2003, Mr Rao has served as an independent Supervisor of the second Supervisory Committee, and was re-appointed an independent Supervisor of the third Supervisory Committee in January 2007. Since March 2010, Mr Rao was re-appointed as an independent Supervisor of the fourth Supervisory Committee of the Company.

SENIOR MANAGEMENT

Mr Rong Gang, aged 47, a deputy general manager of the Company, is a senior engineer. He holds a master degree in business administration from Guanghua School of Management, Peking University. He has over 20 years of management experience in China's civil aviation industry. From August 1983 to May 1996, Mr Rong worked in Civil Aviation Computer Information Centre （民航計算機信息中心）. From May 1996 to May 1999, he worked in General Administration of Civil Aviation of China (中國民用航空總局). From May 1999 to September 2002, Mr Rong served as the Vice President of Civil Aviation Computer Information Centre (currently known as China TravelSky Holding Company). He has been the Deputy General Manager of China TravelSky Holding Company, a promoter and shareholder of the Company, from September 2002 to June 2008. From October 2000 to March 2009, Mr Rong acted as a non-executive Director of the Company. He also served as a member of the Company's Strategic Committee from March 2004 to March 2009. Mr Rong has been a Deputy General Manager of the Company since December 2008.

Mr Wang Wei, aged 49, a deputy general manager of the Company, is a senior engineer. He holds a master degree in business administration from the China Europe International Business School. From July 1993 to April 2002, he served as the Deputy General Manager of the Beijing branch company of China Aviation Supplies Import and Export Corporation（中國航空器材進出口總公司北京分公司）. He was the assistant to the General Manager of China Aviation Supplies Import and Export Corporation from April 2002 to September 2002. From September 2002 to March 2008, Mr Wang served as the Deputy General Manager of China Aviation Supplies Import and Export Group Corporation（中國航空器材進出口集團公司）. From March 2008 to June 2008, he served as the Deputy General Manager of China TravelSky Holding Company, a promoter of the Company. Mr Wang has been a Deputy General Manager of the Company since December 2008.

Mr Sun Yongtao, aged 52, a deputy general manager and the financial controller of the Company, holds a master degree in economics and is a senior accountant. From May 1988 to July 1990, Mr Sun served as manager of Finance Department of Shenzhen Huamei Steel and Iron Company Limited（深圳華美鋼鐵公司）. From July 1990 to July 1993, he was the Chief Accountant of Shenzhen Century Plaza Hotel Company Limited（深圳新都酒店股份有限公司）, a company listed on the Shenzhen Stock Exchange. From July 1993 to January 1996, he was a director and General Manager of Finance Department of Shum Yip Holdings Company Limited (深業控股有限公司) (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, now known as Shenzhen Holding Company Limited（深圳控股有限公司）). From January 1996 to March 2001, he served as the Financial Controller, the Deputy General Manager (General Affairs) and a director of Hengli Weaving (Holdings) Limited（香港恒力紡織（集團）有限公司）. From March 2001 to February 2002, Mr Sun served as the Deputy General Manager and the Financial Controller of Guiming Investment Limited（香港貴明投資有限公司）. He was the Deputy General Manager and the Financial Controller of Daya Bay Nuclear Power Finance Corporation, Ltd.（大亞灣核電財務有限責任公司）from February 2002 to November 2004. Mr Sun has been the Chief Accountant of China TravelSky Holding Company, a promoter of the Company, from November 2004 to June 2008. From March 2008 to May 2008, Mr Sun served as the acting chairman of the Company. From January 2007 to March 2009, Mr Sun served as a non-executive Director of the Company and a member of the Remuneration and Evaluation Committee. Mr Sun has been a Deputy General Manager of the Company since December 2008. Mr Sun has been the Financial Controller of the Company since March 2010. Mr Sun currently also serves as a supervisor of Travelsky Cares (Beijing) Real Estate Co. Limited（中航信凱亞（北京）置業有限公司）, a subsidiary of the Company.

Mr Zhu Xiaoxing, aged 45, a deputy general manager of the Company, graduated from Jilin University majoring in computer software and graduated from Tsinghua University （清華大學） with a master's degree in business administration. Mr Zhu has nearly 20 years of experience in management and technological support in China's civil aviation industry. Mr Zhu held the positions such as the Head of the Operation Department and the Customer Service Department of China Civil Aviation Computer Information Center （中國民航計算機信息中心） from August 1987 to October 2000. Since the establishment of the Company in October 2000, Mr Zhu had been the General Manager of the Operation Department, the Customer Service Department and the Technical Management Department of the Company. From August 2004 to August 2008, Mr Zhu has served as the General Manager of the Company. From October 2004 to March 2009, he has served as an executive Director of the Company. Mr Zhu has been a Deputy General Manager of the Company since August 2008.

Mr Huang Yuanchang, aged 47, a deputy general manager of the Company, graduated from Nanjing Institute of Technology (南京工業學院), and holds a master degree of administration from Beijing University of Aeronautics and Astronautics (北京航空航天大學) . Mr Huang is currently a senior engineer and has more than twenty years of management and technical support experience in China's aviation industry. From May 1989 to October 2000, Mr Huang served as the Deputy Head and the Head of Operation Room, the Head of Production Management Department, assistant to the General Manager and Deputy General Manager of the Production Management Department of China Civil Aviation Computer Center (中國民航計算機中心). Mr Huang served as the executive director of the first Board of the Company from October 2000 to December 2003. Mr Huang served as the Deputy General Manager of the Company from October 2000 to November 2006. From August 2007 to August 2008, Mr Huang was the General Manager of the Marketing and Research & Development Department of China TravelSky Holding Company. Mr Huang has been a Deputy General Manager of the Company since September 2008. Mr Huang also serves as the chairman of Cares Hubei Co., Ltd. (湖北民航凱亞有限公司) and Civil Aviation Cares Technology of Xi'an Ltd. (西安民航凱亞科技有限公司) , the director of Shanghai TravelSky Information Technology Limited (上海民航信息科技有限公司) , all of which are subsidiaries of the Company.

Mr Li Jinsong, aged 40, the General Counsel of the Company, is a senior engineer, certified public accountant and lawyer. He holds a bachelor degree of engineering, master degree of business administration and a doctor of philosophy degree in law from Tsinghua University, and he is an arbitrator of the Beijing Arbitration Commission. Mr Li served as Business Manager of the Investment Management Department of China Huaqing Industrial Corporation (中國華輕實業公司) from August 1990 to September 1995, the General Manager of Liaoning Huaqing Inc. (遼寧華輕實業有限責任公司) from September 1995 to September 2000, and the Assistant to General Manager of China Huaqing Industrial Corporation from September 2000 to March 2002. He resigned from work to study at the Law School of Tsinghua University from March 2001 to February 2004, and served as Associate Professor and a member of the Academic Committee of Beijing National Accounting Institute from February 2004 to March 2007 (during this peirod, he was also a research scholar at the Faculty of Law of London School of Economics and Political Science). In March 2007, he held the position of general counsel of China TravelSky Holding Company. From August 2007 to December 2008, he also served as the General Manager of Department of Corporate Audit Monitoring and Law Affairs (公司審計監察與法律事務部) of China TravelSky Holding Company. From December 2008 up to now, Mr Li has been the general counsel of the Company. Mr Li currently also serves as a supervisor of Shanghai TravelSky Information Technology Limited (上海民航信息科技有限公司) , a subsidiary of the Company.

JOINT COMPANY SECRETARIES

Mr Yu Xiaochun, aged 42, the company secretary of the Company (Secretary to the Board), graduated from the Department of Systems Engineering of Beihang University (北京航空航天大學) in July 1989, majoring in Management Engineering. He obtained a master degree in management from Beihang University in March 2002. Since Mr Yu joined China Civil Aviation Computer Information Center (中國民航計算機信息中心), a promoter of the Company, the predecessor of China TravelSky Holding Company in July 1989, Mr Yu has worked in the China civil aviation information industry (in which the Company carries its activities) for 20 years and has extensive management experience. Mr Yu was the deputy director of the marketing department of China Civil Aviation Computer Information Centerfrom July 1999 to October 2000. From October 2000 (when the Company was established) to December 2002, he held various positions in the Company such as deputy director of the marketing department, the general manager of the DCS department (離港部) and the deputy general manager of the marketing department. From December 2002 to July 2009, Mr Yu was the general manager of the planning and development department of China TravelSky Holding Company. He is the head of the Planning and Development Department of the Company since July 2009. Mr Yu is currently also the director of subsidiaries of the Company, namely Aviation Cares of Yunnan Information Co. Ltd. (雲南民航凱亞信息有限公司), and Civil Aviation Cares Technology of Xi'an Ltd. (西安民航凱亞科技有限公司). Mr Yu has served as the company secretary (secretary to the Board) of the Company since March 2010.

Ms Liu Pui Yee, aged 32, the joint company secretary of the Company, is a Hong Kong qualified solicitor. She obtained a bachelor degree in laws and Postgraduate Certificates in Laws from the University of Hong Kong. Ms Liu also obtained a second degree in Chinese laws from the Tsinghua University. Ms Liu has accumulated extensive experiences from handling of compliance issues of listed companies and corporate merger and acquisitions transactions. Ms Liu is currently the joint company secretary of First Tractor Company Limited, a company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited. Since March 2010, Ms Liu has served as the joint company secretary of the Company.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)
(股份代號：0696)

2009年年報

目 錄

公司簡介

中國民航信息網絡股份有限公司(「本公司」,或連同其附屬公司合稱「本集團」)是中國航空旅遊業信息技術解決方案的主導供應商。本集團一直致力於開發先進的產品及服務,滿足所有行業參與者(從商營航空公司、機場、航空旅遊產品和服務供應商到旅遊分銷代理人、機構客戶、旅客及貨運商)進行電子交易及管理與行程相關信息的需求。本公司的核心業務包括航空信息技術服務、分銷信息技術服務、航空結算及清算服務等。

本公司於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立,於本報告日,於下列附屬公司中持有直接控制性權益:中國民航信息網絡股份(香港)有限公司、中國民航信息網絡股份(新加坡)有限公司、中國民航信息網絡股份(韓國)有限公司、中國民航信息網絡股份(日本)有限公司、中國民航信息網絡股份(歐洲)有限公司、中國民航信息網絡股份(美國)有限公司、中國航空結算有限責任公司、上海民航信息科技有限公司、廣州民航信息技術有限公司、海南民航凱亞有限公司、深圳民航凱亞有限公司、湖北民航凱亞有限公司、重慶民航凱亞信息技術有限公司、雲南民航凱亞信息有限公司、廈門民航凱亞有限公司、青島民航凱亞系統集成有限公司、西安民航凱亞科技有限公司、新疆民航凱亞信息網絡有限責任公司、天信達信息技術有限公司及中航信凱亞(北京)置業有限公司。本公司亦於下列聯營公司中持有權益:上海民航華東凱亞系統集成有限公司、瀋陽民航東北凱亞有限公司、成都民航西南凱亞有限責任公司、黑龍江航信空港網絡有限公司、雲南航信空港網絡有限公司、上海東美在線旅行社有限公司、大連航信空港網絡有限責任公司、河北航信空港網絡有限公司及廣州空港航翼信息科技有限公司。

本集團於二零零九年十二月三十一日擁有員工4,097名。

本公司之H股於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。於本報告日,本公司最大股東為中國民航信息集團公司,持有本公司約29.29%股份;本公司約38.84%股份由14家中國商營航空公司持有,其中包括三家最大的中國商營航空公司的控股公司中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司。本公司其餘31.87%股份則由H股股東持有。

本公司已建立第一級美國預託證券憑證計劃,該計劃中之美國預託證券自二零零二年十二月二十七日起在美國場外證券市場(OTC)進行買賣。

本公司權益持有人應佔盈利

人民幣千元


652,837
580,810
694,887
637,974
775,900
05
06
07
08
09

每股盈利（基本及攤薄）

人民幣元


0.34
0.30
0.36
0.33
0.40
05
06
07
08
09

總資產

人民幣千元


5,303,011
5,450,540
6,055,922
6,295,531
7,027,283
05
06
07
08
09

收入

人民幣千元


1,726,591
1,948,831
2,256,588
2,271,237
2,619,524
05
06
07
08
09

稅前利潤

人民幣千元


746,211
724,382
821,445
722,741
903,649
05
06
07
08
09

折舊、攤銷、息稅前盈餘

人民幣千元


890,457
901,941
1,003,670
963,449
1,163,121
05
06
07
08
09

附註：二零零五年至二零零八年之數據已進行調整，猶如結算公司於最早呈報期間已被收購一般。

董事長報告



徐強先生
董事長

各位股東：

二零零九年，是新世紀以來本集團經營環境較為複雜的一年。受累於國際金融危機和H1N1流感的負面影響，國際航空運輸需求急劇下挫後曲折復蘇，受惠於中國政府的應對措施得當，中國經濟的企穩回升向好，國內航空運輸需求率先復蘇後逆勢飛揚。二零零九年，本集團積極採取措施應對金融危機，通過對所收購的結算、清算業務與原有核心業務的整合，進一步降低成本，提升運營效率，積極推進公司戰略的實施，在生產安全、主業市場的鞏固、新業務的發展、北京新運行中心建設的前期準備等方面都取得了進展，全員團結拼搏，克服金融危機的不利影響，取得了令人欣慰的運營狀況和財務表現。

展望二零一零年，多方預計世界經濟復蘇的基礎仍然脆弱，各國刺激政策退出抉擇艱難，國際航空運輸需求前景未能樂觀；而中國政府刺激消費的政策雖然為維持國內航空運輸需求增長奠定了基礎，但油價、匯率、高鐵等因素的影響，中國經濟增長模式的變革和產業結構的調整，將推動國內航空運輸市場結構、競爭格局、商業模式、增長方式的變革，進而如何影響對本集團所提供的信息技術解決方案的需求變革，亟待本集團加強研究，有效應對。「後危機時代」帶來的上述一系列變數，互聯網的迅速發展和開放技術的廣泛應用，世界主要航空運輸市場GDS管制的逐步放鬆和新型行業參與者的漸進成長，都將使本集團面臨更大的挑戰。

為此，二零一零年本集團將通過加速北京順義新運行中心建設與新一代航空旅客服務系統的研發來提高可持續發展能力，通過技術創新、管理創新和加強人才隊伍建設，來著力提高技術服務能力、市場拓展能力和經營管理能力，依托現有傳統業務的有機成長和新業務的持續拓展，繼續為實現「矢志成為具有核心競爭力的領先的信息技術服務商，致力成為有國際競爭力的一流公司」的發展目標而努力。

在基礎設施建設方面，以新運行中心建設為核心的順義新區建設將為本集團航空主營業務的可持續發展奠定基礎，同時為本集團拓展新興業務與第三方公共信息托管業務提供低成本擴張基礎。

在技術創新方面，本集團將在進一步夯實安全基礎的同時，加速開發新一代航空旅客服務系統和產品體系，把握客戶謀求競爭優勢與降低成本的核心需求，妥善處理共享平台和個性服務的關係；在挖掘現有服務平台潛在價值的同時，著眼於覆蓋全行業的IT市場，制訂完整的IT平台建設戰略，遵循「增厚平台，豐富產品」的發展途徑，建設航空旅客旅行全流程的IT服務平台，打造機場信息技術整體解決方案，培育跨越式發展的能力；加速面向終端旅客的包括酒店、機票在內的航空／非航空旅遊產品在線銷售的電子商務、航空貨運物流信息技術服務以及公共信息服務等新興業務的系統建設和產品研發步伐，培育新的收入增長點，做強做大本集團核心業務。

在管理創新方面，本集團將繼續推進客戶服務功能前移，完善分子公司管理機制，全面激發分子公司活力，提升區域技術服務和市場開拓能力；進一步理順企業內部管理制度和流程，提升風險管控能力，建立科學的成本管理制度，切實提高營運效率；強化公司管治，打造與公司機制體制改革相適應的崗位薪酬制度，健全全員績效管理體系，推進實施股權激勵方案，激發幹部員工的創新動力。

在人才隊伍建設方面，本集團將堅持以人為本，結合所處行業的特色，建設具備創新活力、包容協作的新型企業文化，增強戰略執行力；繼續執行人才強企策略，結合企業發展實際和國內外市場競爭形勢，加強員工教育、培訓、激勵和管理，打造一支愛崗敬業、技術精湛、作風過硬的高素質員工隊伍，為實現跨越式發展奠定人才基礎；優化幹部隊伍結構，提高幹部的團隊協作能力、經營管理能力和帶隊伍能力，推進幹部考核晉升與交流輪崗制度，激活用人機制。

最後，本人籍此感謝各位股東、投資者、客戶、董事和監事一直給予的信任和支持，以及全體幹部員工的勤懇工作，相信通過廣大幹部員工的再接再厲，本集團一定能夠攻堅克難，實現既定的發展目標，為股東創造更多的價值。

徐強

董事長

二零一零年四月二十二日



肖殷洪先生
總經理

作為中國航空旅遊業信息技術解決方案的主導供應商，本公司處於中國航空旅遊分銷價值鏈的核心環節，立足於商營航空公司、機場、旅遊產品和服務供應商、旅行社、旅遊分銷代理人、機構客戶、旅客、貨運商，以及IATA等大型國際組織，乃至政府機構等所有行業參與者的需求，圍繞航班控制、座位分銷、值機配載、結算清算系統等關鍵信息系統，經過三十年的不斷研發，逐步打造了完整的航空旅遊業信息技術服務產業鏈，形成了相對豐富的、功能強大的、價格優惠的航空旅遊業信息技術服務產品線，從而協助所有行業參與者拓展業務，改善服務，降本增效，最終惠及旅客。

航空信息技術服務

本公司提供的航空信息技術服務（「AIT」）由一系列的產品和解決方案組成，為中國商營航空公司和300多家外國及地區商營航空公司提供電子旅遊分銷服務（「ETD」）（包括航班控制系統服務（「ICS」）和計算機分銷系統服務（「CRS」））、機場旅客處理服務（「APP」），以及與上述核心業務相關的延伸信息技術服務，包括但不限於：支持航空聯盟的產品服務、發展電子客票和電子商務的解決方案、為商營航空公司提供決策支持的數據服務以及提高地面營運效率的信息管理系統等服務。

二零零九年業務回顧

二零零九年上半年，國際金融危機持續蔓延，世界經濟嚴重衰退，H1N1流感迅速擴散，致使國際航空運輸需求經歷了有史以來最為嚴重的衰退，拖累本公司與國際需求相關業務的業績表現；至下半年，發達國家和新興經濟體的經濟緩步復蘇，中國政府出台的穩外需、促出口政策初顯成效，促進中國國際旅行旅遊市場回暖，本公司ETD系統處理的外國及地區商營航空公司航班訂座量逐月反彈，全年錄得溫和增長約2.1%。而二零零九年國內實施的積極財政政策、寬鬆貨幣政策、擴大內需特別是消費需求等一攬子促進經濟平穩較快發展的計劃成效明顯，使得中國率先實現經濟形勢總體回升向好，加之中國民用航空局(「民航局」)應對國際金融危機的措施全面實施，中國航空業在世界範圍內逆勢飛揚，從而繼續推動了本公司與國內需求相關業務的較快發展，ETD系統處理的中國商營航空公司航班訂座量增長了約18.5%。全年處理的國內外商營航空公司航班訂座量共約249.0百萬人次，較二零零八年同期增長了約17.9%。

為滿足商營航空公司在經營環境壓力巨大的條件下，對便捷旅客出行、開展電子商務、增強直銷能力、開拓海外市場、深化聯盟合作等方面信息技術解決方案的需求，二零零九年，本集團圍繞商營航空公司座位控制產品線、分銷業務解決方案產品線和運價產品線，進一步完善和開發航空信息技術服務及其延伸服務。

繼共同推動實現了中國BSP客票無紙化目標後，本公司與IATA再度聯手推動「便捷旅行」(Fast Travel)這一「簡化商務」的新行動目標在中國民航業的實施，著手從自助值機、自助證件檢查、自助行李托運、航班自助改期、自助登機、自助行李查詢等六個分項，為旅客提供自購票到出行的所有環節的全流程電子自助服務，以使商營航空公司更大的節省成本，使機場更合理、有效的使用有限空間，使旅客得到更加便捷、自主的服務。二零零九年，本公司制訂並推動了BCBP二維條形碼電子登機牌標準在行業中的應用；自主研發的便捷旅行產品(E-trip)在深圳航空有限責任公司、海南航空股份有限公司投產；自主開發的符合IATA標準的通用自助值機系統(CUSS)在58個國內主要機場及海口明光酒店等酒店使用，為主要中國商營航空公司開發的網上自助值機服務在北京首都、深圳、新加坡等72個國內外機場開通，手機值機產品亦已在北京首都機場啟用，自助值機、網上值機和手機值機處理的出港旅客量共約13百萬人次。

二零零九年，本公司穩步推進電子商務產品體系建設，在為10家商營航空公司提供電子商務平台托管服務，協助中國東方航空股份有限公司、深圳航空股份有限公司建立海外網站的同時，面向商營航空公司設計、研發了以松耦合結構為目標的、全新的電子商務支撐平台E-build產品，以支持商營航空公司直銷業務的發展，其中的日曆搜索、當前國際票價、網上旅客增值服務等模塊已經為商營航空公司網站廣泛使用；在廣州、上海、深圳等地建立的電子商務區域支持中心，也大大提高了本公司對客戶的響應速度。

二零零九年，本公司將代理人終端、電子商務分銷平台及結算系統，與IATA最新推出的針對商營航空公司同代理人之間本票銷售票款結算產品「WebLink」進行無縫整合，為中國商營航空公司的海外代理人分銷模式提供從銷售到結算的完整解決方案，有力協助中國商營航空公司降低開拓海外市場的銷售成本，並拓展了本公司系統海外銷售的收入模式。二零零九年本公司亦為加入星空聯盟、天合聯盟等航空聯盟的中國商營航空公司與各航空聯盟間，建立了長期的產品和商務合作機制，配合中國商營航空公司積極參與航空聯盟業務，不斷深化合作並擴大合作範圍。

除了中國主要商營航空公司全面使用本公司提供的APP服務，二零零九年，在年初外國及地區商營航空公司航班航削減的情況下，本公司著力覆蓋市場空白，使得加盟使用本公司APP系統服務、多主機接入服務和ANGEL CUTE平台接入服務的外國及地區商營航空公司增至48家，在36家機場處理的出港旅客量達3.2百萬人次。同時，通過繼續提升外國及地區商營航空公司直接聯接等級，與本公司CRS系統實現直接聯接的外國及地區商營航空公司達到了82家，直連銷售的比例超過了99%，進一步增強了本公司抵禦市場風險的能力。

機場信息技術服務

二零零九年，本集團強化機場離港系統、信息技術集成、數據服務平台及政府信息服務產品線建設，針對國家推出的人民幣四萬億元基礎設施建設中的機場改造、擴建項目，積極參與機場信息系統建設的招投標工作以尋求業務機會。新一代APP離港前端系統，在上海虹橋和浦東、烏魯木齊、廣州機場等4家旅客吞吐量位於國內排名前50位的機場改擴建工程中升級，在大慶機場等新建機場推廣，

並在87個海外或地區機場協助中國商營航空公司開展旅客值機、中轉、聯程服務，處理的出港旅客量約10.5百萬人次，佔中國商營航空公司海外回程旅客量的比例達到了79.6%；旅客前端處理系統Angel Lite，面向旅客吞吐量位於國內排名60位之後的小機場用戶設計開發，應用於阜陽機場改擴建工程中；機場安檢系統，推廣至深圳、海口等機場，並爭取到8家機場的安檢系統新建和擴建機會。自主開發的機場數據服務系統，已為杭州、天津、西部機場集團等20家機場用於輔助決策，旅客中轉信息服務系統亦為大連、昆明等機場用於加強樞紐運營功能，提升地面服務質量。面向航空旅客出行安全的信息管理系統(APSIS)在北京首都國際機場3號航站樓收效明顯，贏得廣西機場集團及政府相關部門的加盟使用，進一步促進了本公司在中國航空信息安全領域的業務進展。

分銷信息技術服務

本集團的旅遊分銷網絡是由六千餘家旅行社及旅遊分銷代理人擁有的約近六萬台銷售終端組成的，並通過SITA網絡與國際所有GDS和82家外國及地區商營航空公司實現高等級聯接和直聯，覆蓋了國內外400多個城市，並通過遍布全國各地的30餘個地區分銷中心和分布在亞洲、歐洲、北美洲的6個海外分銷中心，為旅行社、旅遊分銷代理人提供技術支持和本地化服務。全年處理的交易量逾180.7百萬宗，交易金額達人民幣220.4十億元。

二零零九年，本集團不斷加強分銷信息技術服務產品線建設，在完善TravelWeb前端業務系統、IBE、數據直通車等產品，推出短信平台、一站式商務系統、綜合業務平台BlueSky等新產品的同時，逐步建立了以差旅代理人業務平台(TMC)、差旅在線預定工具(OBT)、差旅服務信息平台(OPEN DATA)等前端產品為核心的差旅產品體系，並實施了PID、IBE產品流量收費機制，不但有效提升了旅遊分銷代理人的營運效率和服務水平，更多渠道地增加了收入，增強了抵禦經營風險的能力。

旅遊產品分銷服務

二零零九年，本集團加大與希爾頓酒店集團等國內外旅遊產品供應商的合作步伐，開發分銷代理人、酒店GDS、國內航空公司、差旅公司、訂房中心等多層次下游分銷渠道，依托於酒店直連、交換平台、分銷渠道三個產品板塊，銷售的酒店間夜量突破百萬大關，達1,078.6千間夜，較二零零八年同期增長了135.0%。

航空貨運物流信息技術服務

二零零九年，中國航空貨運市場亦遭受國際金融危機拖累，致使商營航空公司和機場在貨運IT方面的投資明顯減少，本集團靈活應對，一面推進航空貨運物流信息技術系統升級、產品開發，一面加大市場推廣力度。在對原有航空公司、機場用戶的貨運系統進行升級的同時，隨著烏魯木齊機場貨運系統建設項目中標，西寧、南昌等11家機場加盟使用本集團面向中小型機場貨站的貨運業務系統CFPS LITE，本集團的機場用戶增至49家；隨著與香港快運航空公司簽訂貨運業務管理合同，本集團的商營航空公司用戶增至11家；全年處理的航空貨運單約4.9百萬張，較二零零八年同期增長了16.7%。旨在滿足中性貨站多業務處理、上下游合作、精細化業務管理等需求的新貨運物流信息技術系統，已在廣州白雲國際機場成功投產實施，是本集團實施的最大規模機場貨運信息系統項目，也是覆蓋業務範圍最廣、功能最全面的貨運系統工程，標志著本集團「客貨並舉」的戰略目標向前推進了重要一步。本集團開發的貨運信息海關平台，協助用戶簡便快捷地滿足了海關新艙單系統需求，已在杭州、成都等4家機場投產。

結算及清算服務

本公司通過全資附屬公司中國航空結算有限責任公司（「結算公司」），向商營航空公司及其它航空企業提供結算及清算服務和信息系統開發及支持服務，作為本公司主營的航空旅遊分銷及銷售業務的下游業務，有力加強了本公司在航空運輸旅遊業信息技術的產業鏈。結算公司不僅是全球第一大IATA

BSP數據處理(「BSP數據處理」)的服務提供商,也是中國航空運輸業最大的結算清算外包服務及系統產品提供商,主要客戶涵蓋國內客貨運航空公司、外國及地區商營航空公司,國內機場、政府機構及IATA。二零零九年,結算公司的系統服務業務進行了約362.5百萬宗交易,處理了約131.7百萬張BSP客票,代理結算清算的客貨運收入及國際清算費用達3.6十億美元。

二零零九年,結算公司繼續鞏固現有市場,對國內主要大型商營航空公司的國際客運結算系統進行升級改造,同時積極拓展市場規模和業務範圍。新增奧凱航空有限公司、幸福航空有限責任公司、昆明航空有限公司等3家商營航空公司客戶使用其國內收入結算管理系統;成功中標西部機場集團公司航空結算系統招標項目,目前已在咸陽、銀川、西寧、延安等14個機場開始實施;北京首都、哈爾濱、長春、長沙機場等機場將其原來自行結算業務轉移至結算公司;結算公司亦按照與IATA簽署的協議要求,在人員、流程和技術上全力實施BSP轉移項目,截至二零零九年年底已有亞太和歐洲的40家BSP轉移至結算公司的BSP數據處理系統平穩運轉。

新一代航空旅客服務系統建設

本集團新一代航空旅客服務系統的設計思想是以旅客為中心,採用面向服務的SOA技術架構,在充分發揮主機處理能力更強、開放系統與開放技術的研發更加靈活、響應更加快捷等優勢的同時,實現系統功能的平滑轉移,保持低成本運營,以支持商營航空公司業務的可持續發展、契合航空旅遊行業發展趨勢。二零零九年,本集團在深化商營航空公司需求分析的基礎上,秉承「自主、漸進、開放」的建設原則,遵循「技術先進、使用靈活、功能齊全、性價比高、數據增值」的建設標準,依據資源投入規劃,穩步推進新一代航空旅客服務系統的基礎平台建設和技術開發工作,繼續構造和完善滿足未來發展的中間件平台系統及其相關子系統,加快推進ICS系統、國際運價系統的建設工作和開放平台核心交易平台的研發工作。

基礎設施

本集團的基礎設施是為本集團業務的可持續性發展服務的。本集團基礎設施的建設目標是在確保生產安全、滿足業務發展的同時，綜合運用現有的技術、商務、管理手段，調整系統結構，優化資源配置，提升運行可靠性和抗干擾能力，實現低成本營運。

二零零九年，本集團繼續整合現有研發、運行維護資源，進一步加大基礎設施投入和技術改造力度，調優主機和開放平台核心系統資源，嚴控PID、IBE等系統資源，推廣OPEN AV技術應用，實施機房節能降耗改造，評估電子客票系統全面安全性，完善企業信息化系統定級管理，強化核心系統災備演練，圓滿完成新中國成立六十周年國慶期間民航旅客信息保障工作，成功投產中國銀河證券股份有限公司數據中心外包項目。二零零九年，本集團ICS、CRS、APP和結算清算主機系統的可利用率分別約為100%、99.99%、100%和99.80%。

閱讀下述討論和分析時，請一併參閱本年度報告所載列的本集團財務報表（含附註）中的財務資料。財務報表是根據國際財務報告準則編製的。以下討論的歷史業績摘要並不代表對本集團未來業務經營的預測。

概述

二零零九年度本集團稅前利潤約為人民幣903.6百萬元，較截至二零零八年十二月三十一日止年度（「二零零八年」）增加了約25.0%。折舊、攤銷、息稅前盈餘(EBITDA)約為人民幣1,163.1百萬元，較二零零八年增加了約20.7%。本公司權益持有人應佔盈利約為人民幣775.9百萬元，較二零零八年增加了約21.6%，主要是由於收入增長的同時嚴格控制成本所致。

本集團二零零九年度每股基本及稀釋盈利為人民幣0.40元。

總收入

本集團二零零九年度總收入約為人民幣2,619.5百萬元，較二零零八年度總收入約人民幣2,271.2百萬元，增加了約人民幣348.3百萬元或15.3%。總收入增加之反映如下：

- 航空信息技術服務收入佔本集團二零零九年總收入的69.1%；而二零零八年為70.8 %。航空信息技術服務收入由二零零八年的約人民幣1,609.1百萬元增加至二零零九年的約人民幣1,808.3百萬元，增加了約12.4%。主要由於航空旅客量增長所致。

- 結算及清算服務收入佔本集團二零零九年總收入的9.5%；而二零零八年為11.5 %。結算及清算服務收入由二零零八年的約人民幣260.5百萬元減少至二零零九年的約人民幣250.0百萬元，減少了約4.0%。主要由於國際結算清算業務量減少所致。

- 數據網絡及其他收入佔本集團二零零九年總收入的21.4%，而二零零八年為17.7 %。數據網絡及其他收入由二零零八年的約人民幣401.6百萬元增加至二零零九年的約人民幣561.2百萬元，增加了約39.7%，主要由於公司加大了市場推廣力度所致。

營業成本

二零零九年度營業成本為人民幣1,821.3百萬元，較二零零八年的人民幣1,659.2百萬元，增加了人民幣162.1百萬元或9.8%。營業成本的增加反映如下：

- 技術支持及維護費減少了10.0%，主要由於本集團於二零零八年為保障奧運會期間民航旅客信息系統的安全增加了外部專家的支持和提高了設備維護等級所致；

- 網絡使用費減少了14.1%，主要是本集團控制成本，使得在業務量快速增加的同時，成本有所下降；

- 佣金及推廣費用增加了13.6%，主要是由於本集團業務發展，APP系統業務量增加所致；

- 經營租賃支出減少了6.9%，主要由於本公司二零零九年三月三日完成如二零零八年五月二十六日公告及二零零八年六月十六日通函所述之物業收購後，不再支付有關位於中華人民共和國（「中國」）北京朝陽區東興里的物業的租金所致；

- 人工成本增加了15.9%，主要由於為支持本集團業務發展而增加了員工數量所致。

由於收入及營業成本的上述變化，本集團的營業利潤由二零零八年的人民幣612.1百萬元增加至二零零九年的人民幣798.2百萬元，增加了人民幣186.1百萬元或30.4%。

企業所得税

根據《中華人民共和國企業所得税法》（「新所得税法」），自二零零八年起法定企業所得税税率為25%。

獲得高新技術企業認定的企業依據新所得税法仍享受企業所得税15%的優惠税率。於二零零八年十二月，本公司根據新所得税法再次被評定為高新技術企業，可以自二零零八年至二零一零年享受15%的優惠税率。

除被評定為高新技術企業而享受15%的企業所得税的優惠税率外，本公司被相關當局評定為國家規劃佈局內的重點軟件企業，亦可以進一步享受10%的優惠税率。根據相關規定，按15%的税率繳納的税費與按10%的優惠税率繳納的税費的差額應記入獲得國家規劃佈局內的重點軟件企業認定當年的利潤表中。

本公司二零零八年獲得二零零七年度國家規劃佈局內的重點軟件企業的認定，並已於二零零八年確認了所得税返還約人民幣30.1百萬元。

本公司於二零零八年和二零零九年獲得二零零八年和二零零九年國家規劃佈局內的重點軟件企業的認定，因此本公司按10%的所得税税率計算了二零零八和二零零九年的所得税費用。

本公司權益持有人之應佔盈利

由於上述因素，本公司權益持有人之應佔盈利由二零零八年的約人民幣638.0百萬元增加到二零零九年的約人民幣775.9百萬元，增加了約21.6%。

可供分配利潤

可分配予公司股東之利潤提取了財務報表附註34所載的法定公積金和任意公積金以後，本公司於二零零九年十二月三十一日可供股利分配之利潤為人民幣1,220.1百萬元（二零零八年：人民幣1,108.3百萬元）。

末期股息

於二零一零年四月二十二日，董事會建議派發二零零九年度以現金支付的末期股息人民幣261.4百萬元，即每股人民幣0.134元，可享有該等股息的本公司全部已發行股份數為1,950,806,393股。在派發上述末期股息後，於二零零九年十二月三十一日可供分配之利潤約為人民幣958.7百萬元（二零零八年：人民幣745.4百萬元）。

根據新所得税法及《中華人民共和國企業所得税法實施條例》，非居民企業股東（如新所得税法定義，包含持有本公司H股股份的企業）應當就其來源於中國境內的所得（如新所得税法定義包含所獲股息）繳納企業所得税，適用税率為10%，由本公司代扣代繳。

本公司定於二零一零年六月二十五日於中國北京召開二零零九年度股東周年大會（「股東周年大會」），將於二零一零年五月二十六日至二零一零年六月二十五日（包含首尾兩天）暫停辦理過戶登記。於二零一零年五月二十五日營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席股東周年大會，並隨後收取經股東周年大會批准派發的二零零九年度末期股息。

本公司將在股東周年大會舉行之後，另行公告有關股息派發的具體安排，包括股息派發日期、非居民企業股東應繳所得税的代扣代繳安排等。

變現能力與資本結構

下表列述以下年度本集團的現金流量摘要：

	截至十二月三十一日止年度	
	二零零九年	二零零八年
	（人民幣百萬元）	*（人民幣百萬元）*
經營活動提供之現金流量淨額	**700.1**	470.0
投資活動使用之現金流量淨額	**(157.4)**	(639.0)
融資活動使用之現金淨額	**(312.6)**	(234.4)
匯率變動對現金及現金等價物的影響額	**(0.8)**	(6.9)
現金及現金等價物淨值減少	**(229.3)**	(410.3)

本集團二零零九年的營運資金主要來自經營活動。其中來自經營活動現金流入淨額為人民幣700.1百萬元。

二零零九年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零九年十二月三十一日，本集團的現金及現金等價物為人民幣1,555.7百萬元，其中約94.5%、4.1%和1.0%分別以人民幣、美元和港幣計價。

持有至到期日財務資產

於二零零九年十二月三十一日本公司並無持有任何國債或其他至到期日財務資產。

資產抵押

於二零零九年十二月三十一日，本集團並無任何資產抵押。

收購

本公司於二零零九年三月完成了對中國航空結算有限責任公司100%權益的收購。（詳見「董事會報告」之「股本變動」一節。）

本公司於二零零九年亦完成了對天信達信息技術有限公司49%權益的收購。（詳見「董事會報告」之「天信達股權收購」部分所述。）

資本開支

本集團二零零九年度的資本開支約為人民幣405.2百萬元，較二零零八年度的約人民幣200.6百萬元，增加約人民幣204.6百萬元。本集團二零零九年度的資本開支主要包括根據本集團發展戰略購置所需的硬件、軟件以及基礎設施建設。

董事會估計本集團二零一零年所需的計劃資本開支約為人民幣3,217.6百萬元，主要用於建設北京新運行中心（包括下段所述購地相關支出）、開發新一代航空旅客服務系統及推廣其他新業務。資本支出計劃的資金來源將包括已持有的資金及營運活動產生的內部現金流量。董事會估計二零一零年本集團的資金來源完全能夠滿足資本開支計劃、日常營運和其他目的等所需資金。

如本公司日期為二零一零年一月二十六日和二月二十六日的公告、日期為二零一零年三月二日的通函所載列，本公司於二零一零年一月十四日通過公開拍賣成功競得位於北京順義區新城19街區08、09、19及21地塊的土地使用權，用於為本集團新建運行中心，出讓價為人民幣19.1億元，本公司已於二零一零年三月十二日付清全部土地出讓價款，詳情請參考財務報表附註41。

外匯風險

本集團的外匯風險來自以外幣計價的商業交易和已確認資產和負債。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

資產負債比率

於二零零九年十二月三十一日，本集團之資產負債比率約為12.4%（二零零八年：12.1%），該比率是通過將本集團於二零零九年十二月三十一日的總負債除以總資產而得出。

或有負債

於二零零九年十二月三十一日，本集團並無重大或有負債。

員工

於二零零九年十二月三十一日，本集團的員工總數為4,097名。於二零零九年度人工成本為約人民幣487.3百萬元，佔本集團二零零九年總營業成本的約26.8%。

本集團在遵循中國不時修訂的有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工(包括執行董事及職工代表監事)執行不同的薪酬標準。本集團員工的薪酬包括工資、獎金、以及按國家不時修訂的有關規定提供的醫療保險、養老保險、失業保險、生育保險、住房公積金等福利計劃。

於二零零八年，本集團按照國家有關政策建立了企業年金計劃(或「補充養老保險」)。根據已於二零零八年獲批准生效的企業年金計劃，本集團須依據二零零八年每月實際工資總額和國家有關部門批准的比例計提各月之企業年金費用，並向企業年金託管人開立的企業年金基金託管帳戶繳存。二零零九年本集團的企業年金費用總額約人民幣19.1百萬元。

有關董事薪酬情況詳見財務報表附註8。

目前，本公司並無任何非執行董事收取任何薪酬。然而，非執行董事於任期內產生的任何合理費用支出將由本公司承擔。本公司的獨立非執行董事按現行市價、其職務和個人資歷經驗收取董事袍金，其於任期內產生任何合理費用支出將由本公司承擔。本公司所有董事均享有本公司為董事購買的責任保險。

本集團亦為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、個人素質、法律、法規和經濟領域最新進展的培訓。

本公司董事會(「董事會」)、監事會及高級管理人員一直致力於實施有效的企業管治政策，以確保所有決定均恪守誠信、貫徹公開、公平和公正的原則，並發揮必要、有效地制衡作用，並不斷完善企業管治架構，以提高監督管理質量，達到各位股東及有關人士對本集團的期望。

企業管治常規

本公司按照《中華人民共和國公司法》及本公司公司章程(「公司章程」)之規定規範公司運營，並向所有市場參加者和監管部門提供及時、準確、完整、可靠的訊息，努力提高公司透明度。董事會已採納於《香港聯合交易所有限公司證券上市規則》(「《上市規則》」)附錄十四《企業管治常規守則》中的守則條文(「守則條文」)，作為本公司的企業管治守則。

二零零九年，除偏離了守則條文第A.1.1、A.4.2、D.1.1及D.1.2條外，本公司已完全遵守守則條文。本公司二零零九年度僅召開3次董事親身出席的會議，未達到守則條文A.1.1要求的於每年度內至少召開4次親身出席的會議，但董事會以書面傳閱方式做出了5次決議,董事會將盡力適當安排由董事親身出席的會議以符合守則條文之要求。由於在第三屆董事會任期結束時未能及時改選董事，故第三屆董事會董事根據中國公司法及公司章程有關規定，履行董事責任直至第四屆董事會成立，因此第三屆董事會部分董事任期超過3年，未能完全符合守則條文A.4.2。公司章程已列出董事會和總經理各自的職權，但本公司未就其他轉授予管理層的職能及管理層的權力訂立書面具體指引，並未完全遵守守則條文第D.1.1及D.1.2條。董事會認為目前的安排並無損害公司利益。

董事的證券交易

本公司各董事均恪盡職守，以勤勉誠信的態度忠實地履行責任。二零零九年本公司已採納《上市規則》附錄十之《上市發行人董事進行證券交易的標準守則》(「標準守則」)，要求全體董事按照《標準守則》進行證券交易。經向各位董事作出特定查詢後，二零零九年度，概無任何董事未能遵守《標準守則》的有關規定。

董事會

董事會負有領導及監控本公司的責任，並集體決策和監控本公司營運。

董事會負責編製每個財政期間的賬目，使該賬目能真實公平地反映本集團在該期間的業務、業績表現。董事會在編製二零零九年度賬目時採納《國際財務報告準則》，選用適合的會計政策，做出審慎合理判斷及估計，並按持續經營基準編製賬目。董事就編製本集團財務報表承擔責任。二零零九年，董事會按公司章程的規定，在有關財政期間結束後120天及60天期限內分別發表二零零八年度及二零零九年的中期業績。

經二零零九年三月三日舉行的本公司臨時股東大會批准，修訂公司章程以調整董事會及監事會組成架構(包括：董事會成員數減至9名)，以及提高本公司治理的效率。據此，經二零零九年三月三日臨時股東大會批准，朱曉星先生、榮剛先生、孫湧濤先生、劉德俊先生、夏毅先生、宋箭先生不再擔任本公司董事。宮國魁先生因其他工作安排(與本集團無關)不再擔任本公司非執行董事，補選曹光福先生擔任本公司非執行董事，任期至第三屆董事會屆滿時止；自二零零九年三月三日起，董事會由九名董事組成(有關董事名單見公司資料一節)，其中包括三名獨立非執行董事。

於報告期內，本公司已收到三位獨立非執行董事易永發先生、袁耀輝先生及蔡敬金先生按《上市規則》第3.13條之規定，向本公司提交的有關二零零九年度獨立性確認函。本公司認為上述所有獨立非執行董事確屬獨立人士。

根據本公司章程及中國公司法，董事任期為三年，任期屆滿，可連選連任。董事任期屆滿未及時改選，或者董事在任期內辭職導致董事會成員低於法定人數的，在改選出的董事就任前，原董事仍應依照法律、行政法規和公司章程的規定，履行董事職務。據此，本公司第三屆董事會所有董事(包括非執行董事及獨立非執行董事)的任期為其獲委任董事之日(董事委任日期可參考公司資料一節)起至二零一零年三月十六日舉行的本公司臨時股東大會完成第四屆董事會成員選舉為止。第三屆董事會任期略超過3年，因第三屆董事會任期屆滿時，未及選舉新一屆董事會董事，故未能完全符合守則條文第A.4.2條。

經二零一零年三月十六日臨時股東大會選舉，徐強先生、崔志雄先生、肖殷洪先生連任執行董事；王全華先生、羅朝庚先生連任非執行董事；孫玉德先生當選非執行董事；張鈺明先生、周德強先生、潘崇義先生當選獨立非執行董事；上述9人組成本公司第四屆董事會，任期三年，自該臨時股東大會結束起算。同時，曹光福先生不再擔任非執行董事；易永發先生、袁耀輝先生及蔡敬金先生不再擔任獨立非執行董事，以上自該臨時股東大會結束之時起生效。同日，第四屆董事會舉行第一次會議，選舉了徐強董事擔任董事長；委任肖殷洪董事連任總經理；委任榮剛先生、王瑋先生、孫湧濤先生、朱曉星先生、黃源昌先生擔任副總經理；委任孫湧濤先生擔任財務總監；委任李勁松先生擔任總法律顧問；委任于曉春先生擔任公司秘書(董事會秘書)，並聘任廖佩儀律師擔任聯席公司秘書。

本公司第四屆董事會成員簡歷載於第133至136頁，各董事均分別擁有航空、信息科技或財經等方面的豐富經驗，獨立非執行董事符合《上市規則》第3.10(1)及(2)條的規定。本公司董事會主席(董事長)及行政總裁(總經理)分別由不同的董事擔任，並按章程規定履行各自職責。本公司各位獨立非執行董事將以積極謹慎的態度盡責的履行其職能，並以本公司的整體利益為前提，憑藉各自寶貴的專業經驗對本公司的經營管理提供指導意見，並通過擔任本公司審核委員會及薪酬與考核委員會(「薪酬委員會」)委員，履行監察本公司財務匯報程序及內部控制等職責。

二零零九年度，董事會共召開3次會議，各董事出席會議的情況如下：

姓名	職務	出席會議 (次)	2009年內 舉行的會議 (次)	出席率
徐強	董事長，執行董事	3	3	100%
崔志雄	執行董事	3(授權其他董事 代表出席2次)	3	100%
肖殷洪	執行董事	3(授權其他董事 代表出席2次)	3	100%
王全華	非執行董事	3(授權其他董事 代表出席1次)	3	100%
羅朝庚	非執行董事	3(授權其他董事 代表出席1次)	3	100%
曹光福	非執行董事	2	3	67%
易永發	獨立非執行董事	3	3	100%

姓名	職務	出席會議 (次)	2009年內 舉行的會議 (次)	出席率
袁耀輝	獨立非執行董事	3	3	100%
蔡敬金	獨立非執行董事	3	3	100%

朱曉星先生、榮剛先生、孫湧濤先生、宮國魁先生、劉德俊先生、夏毅先生及宋箭先生，自二零零九年三月三日起不再擔任本公司董事，彼等於二零零九年內，沒有任何應出席的董事會會議。

本公司二零零九年度僅召開3次董事親身出席的會議，未達到守則條文A.1.1要求的於每年度內至少召開4次由董事親身出席的會議，但董事會以書面傳閱方式做出了5次決議，董事會將盡力適當安排由董事親身出席的會議以符合守則條文之要求。

根據公司章程，董事會對股東大會負責，行使下列職權：負責召集股東大會並向股東大會報告工作；執行股東大會的決議；確定業務計劃和投資計劃；制定年度預算及決算；就股息及紅利分派及股本增減向股東提出建議；制訂公司章程修改方案；除按照中國《公司法》和公司章程規定由股東大會決議的事項外，決定本公司的其他重大事務和行政事務；以及行使股東大會及公司章程授予的其他職權及責任。此外，公司章程還規定董事會做出關於本公司關聯交易的決議時，必須由獨立非執行董事簽字後方能生效。

本公司董事長(即主席)和總經理(行政總裁)分別由徐強董事和肖殷洪董事出任。同時，按照公司章程規定，董事長負責召集、主持董事會會議，組織執行董事會的職責、檢查董事會決議的實施情況，簽署公司証券及董事會授予的其他職權；總經理負責：主持本公司日常生產經營活動，組織實施董

事會決議；組織實施年度經營計劃和投資計劃；擬訂內部管理機構設置方案；擬訂分支機構設置方案；擬訂基本管理制度；制定基本規章；提請聘任或者解聘副總經理、財務總監；聘任或者解聘除應由董事會聘任或者解聘以外的負責管理人員；以及公司章程和董事會授予的其他職權。

雖然公司章程對董事會與總經理的職責及權力有明確的規定，但董事會尚未就授予管理層的職權制訂明確的指引，部分偏離守則條文D.1.1及D.1.2。董事會認為以總經理為領導核心的管理團隊，負責本公司的日常經營管理事務，此安排並無損害公司利益。

此外，於二零一零年三月十六日舉行的第四屆董事會第一次會議上，經董事會討論授權總經理(a)決定本公司內部管理機構的非重大調整；(b)決定本公司分支機構的設置；(c)決定本公司內部管理機構、分支機構（分公司）主要負責人任免；(d)委派或更換全資子公司董事會和監事會成員，委派、更換或推薦控股子公司、參股子公司股東代表、董事、監事及高管；及(e)批准及處置與公司主營業務相關的、本公司單筆或對同一投資對象累計出資在人民幣壹千萬元以下的股權投資、股權收購或出售事宜，包括批准投資或交易方案、批准及簽署方案實施過程中的必要文件等；如涉及香港上市規則下的關連交易、須予公布的交易的事項，須按照本公司制定的關連交易及須予公布的交易的相關規定辦理。

董事會按照守則條文要求的每年至少檢討一次本公司的內部監控系統的有效性，本集團現行內部監控系統及其有效性的實施及維護由管理層負責，董事會及其審核委員會監督管理層的行動，並監控內部監控系統的有效性。於二零零九年度，本公司就內部監控系統的有效性進行了檢討，在所有重大方面沒有發現重大缺陷和漏洞。本公司將持續進行內部監控系統的優化工作，針對發現的不足進行完善，逐步提高企業管治水平。於二零一零年四月二十二日舉行的董事會會議上，董事會經討論認為本集團二零零九年度的內部監控系統基本有效，能夠對本集團整體控制目標的實現提供合理保障。

於二零零九年九月二十八日，香港聯合交易所有限公司刊發了上市委員會公開批評本公司及若干執行董事的新聞稿。上市委員會公開批評本公司就關連交易相關的內部監控系統不足，以及未能維持其有效性；指令本公司於規定時間內聘任獨立專業顧問，就公司的內部監控進行全面檢討，並根據顧問提出的改善建議進行整改，以確保公司遵守《上市規則》中有關須予公布的交易及關連交易的規

定；有關顧問須向上市科提交書面報告。同時，公司須聘任合規顧問兩年，以便可持續就遵守《上市規則》的事宜作出諮詢，合規顧問向本公司審核委員會負責。於報告期內，本公司已按照上市委員會指令，在規定時間內聘任了顧問，並根據顧問意見及建議就須予公布的交易及關連交易內部監控制度及流程進行了檢討和整改。有關顧問的書面報告已於規定時間內遞交了上市科。

審核委員會

審核委員會角色、職責及權力已載於本公司網站，主要包括：審議財務報告的完整、準確及公正程度，聽取管理層及核數師的匯報，就財務狀況向公司財務部門及核數師進行提問並取得合理的解釋，以及檢討本集團內部監控和財務申報等事宜，並向董事會做出匯報。審核委員會定期會議每年至少兩次，如有需要亦可隨時召開會議。

二零零九年，本公司第三屆董事會之審核委員會由三名獨立非執行董事易永發先生、袁耀輝先生和蔡敬金先生組成，由易永發先生擔任審核委員會主任委員，各委員任期與其各自董事任期一致。

於二零零九年度，審核委員會先後召開兩次會議，各委員出席會議情況如下：

委員姓名	出席會議 (次)	2009年內 舉行的會議 (次)	出席率
易永發（審核委員會主任委員）	2	2	100%
袁耀輝	2	2	100%
蔡敬金	2	2	100%

審核委員會已將每次會議記錄提交董事會。審核委員會已獲充足資源以履行其職責，其二零零九年度工作報告如下：

- 審閱截至二零零八年十二月三十一日止年度、截至二零零九年六月三十日止六個月的財務報告，經與管理層、公司財務部門及外聘核數師討論，審核委員會同意本集團採用的會計處理方式，並認為本集團已盡力確保披露的有關財務資料符合適用的會計準則及《上市規則》的要求；

- 審閱外聘核數師的審計安排及情況説明函件，檢查核數師向管理層提出的問題及管理層做出的回應；

- 審閱本公司及外聘核數師就關連交易做出的匯報；

- 檢討外部核數師的獨立性及核數程序是否有效，並與核數師討論核數性質範疇及有關申報責任；

- 審議批准二零零九年度外聘核數師的核數服務薪酬及聘用條款，監察外聘核數師是否提供非核數服務，就核數師聘任事宜向董事會提供建議；

- 檢討公司財務監控及風險管理規定，監察內部審計與外部核數工作是否協調有效，內部財務匯報程序及內部管理執行效力；以及

- 就本公司的內部監控、及委聘專業諮詢顧問與管理層討論，並就按照《上市規則》要求進行內部監控系統檢討工作，向董事會提出意見和建議。

於二零一零三月十六日，經第四屆董事會第一次會議決定，委任3位獨立非執行董事張鈺明先生、周德強先生、潘崇義先生組成新一屆審核委員會，並委任張鈺明先生擔任主任委員。新一屆審核委員會於二零一零年四月二十一日舉行會議，審議討論了本公司二零零九年度經審計財務報表、風險管控，並與外聘核數師討論了相關財務滙報工作，也聽取了合規顧問的工作滙報和建議。

新一屆審核委員會亦建議續聘羅兵咸永道會計師事務所（香港註冊會計師）及普華永道中天會計師事務所有限公司（中國註冊會計師）分別出任本集團二零一零年度的國際核數師及中國審計師。

薪酬委員會

薪酬委員會由至少三名董事組成，其中獨立非執行董事應佔多數，各委員任期與其董事任期一致，並由一名獨立非執行董事擔任主任委員。薪酬委員會的角色及職能已載於本公司網站，主要包括：研究董事和高級管理人員的考核標準，根據經營實際情況進行考評並提出建議；研究和審查董事、高級管理人員的薪酬政策與方案並對其進行績效考評；就董事及高級管理人員的全體薪酬政策及架構，及就設立正規而具透明度的程序制訂此等薪酬政策，向董事會提出建議；負責對本公司薪酬制度的執行情況進行監督；釐訂全體執行董事及高級管理人員的特定薪酬待遇，並就非執行董事的薪酬向董事會提出建議；透過參照董事會不時通過的公司目標，檢討及批准按表現而釐定的薪酬；檢討及批准向執行董事及高級管理人員支付那些與喪失或終止職務或委任有關的賠償，以確保該等賠償按有關合約條款釐定；檢討及批准因董事行為失當而解僱或罷免有關董事所涉及的賠償安排，以確保該等安排按有關合約條款釐定；及確保任何董事或其任何聯繫人不得自行釐定本身薪酬。薪酬委員會須向董事會匯報其決定或建議，薪酬委員會提出的本公司董事的薪酬計劃，須報經董事會同意，提交股東大會審議通過後方可實施；關於本公司高級管理人員的薪酬方案亦須報董事會批准。

二零零九年度，薪酬委員會成員包括三名獨立非執行董事袁耀輝先生、易永發先生、蔡敬金先生，以及兩名非執行董事王全華先生和孫湧濤先生(孫先生於二零零九年三月三日離任)，由獨立非執行董事袁耀輝先生擔任薪酬委員會主任委員。薪酬委員會於二零零九年沒有召開會議。

於二零一零三月十六日，經第四屆董事會第一次會議決定，委任三名獨立非執行董事張鈺明先生、周德強先生、潘崇義先生，一名非執行董事王全華先生和一名執行董事崔志雄先生組成新一屆薪酬與考核委員會，並委任周德強先生擔任主任委員。

董事薪酬政策

根據股東大會的授權，董事會代表本公司與董事分別簽訂服務合約。按照合約，自二零一零年度起本公司每名獨立非執行董事之袍金為每年人民幣十二萬元(含稅)，不享有花紅，該袍金是參考現行市場價格及有關獨立非執行董事之資歷和職務釐定；其他執行董事及非執行董事均無董事袍金及／或花紅；但執行董事如為本公司的全職僱員，將就其全職服務獲得僱員薪金，該薪金包括本公司按不時修訂的中國法律法規和上級監管機構發佈的政策指引、根據員工職務、表現及工作經驗釐定的工資、福利、津貼及退休金供款，及本公司根據公司業績及財務狀況按崗位薪酬制度規定付予僱員的酌情獎金；同時，董事在其為本公司提供服務期間發生的合理費用由本公司承擔，並享有本公司為董事、監事及高級管理人員購買的責任保險(如有)。董事薪酬的調整方案將根據股東大會的授權由董事會與薪酬委員會負責按所適用的法律法規制定。各董事薪酬情況見財務報表附註8。

董事提名

本公司沒有設立提名委員會，現時有關董事提名及選舉按照公司章程的有關規定執行。目前董事的提名及選舉程序為：董事(除了獨立非執行董事)候選人由主要發起人股東提名推薦，獨立非執行董事由董事會提名推薦；董事候選人(包括獨立非執行董事)經董事會按照中國《公司法》、《上市規則》及公司章程第十四章「公司董事、監事、經理和其他高級管理人員的資格和義務」的相關規定甄選後，報請股東大會選舉；董事任期三年，董事任期屆滿，可以連選連任；有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，應在就選舉董事的股東大會的通知發出之日後及該股東大會召開之日至少七天前發給公司；每屆董事會由九名董事組成，外部董事佔董事會人數的二分之一以上，其中包括至少三名獨立非執行董事；董事的選舉由股東大會以普通決議的方式表決，表決通過的董事人數超過九名時，依次以得票較高者確定獲選董事；股東大會在遵守有關法律、行政法規規定的前提下，可以以普通決議的方式將任何任期未屆滿的董事罷免。

董事會下設各專業委員會之委員由董事長、二分之一以上的獨立非執行董事或者全體董事的三分之一提名，並由董事會選舉產生，各委員會主任委員由董事會委任，各委員會委員之任職資格須符合各委員會工作規則的有關規定。

二零零九年內，董事會就換屆提名工作與主要股東進行了溝通，但未於該年度內進行討論。

如本公司於二零零九年一月二十九日之公告及股東通函所述，董事會根據主要發起人股東的建議，就換屆選舉的董事人選向股東大會提出建議，有關建議於二零一零年三月十六日舉行的臨時股東大會上已獲股東批准。

外部核數師酬金

本公司國際及中國核數師羅兵咸永道會計師事務所、普華永道中天會計師事務所有限公司，在二零零九年度向本集團提供年度法定核數服務的酬金總計為人民幣194萬元。

戰略委員會

本公司戰略委員會負責對公司長期發展戰略和重大投資決策進行研究並提出建議，如重大投資融資方案、重大資本運作及資產經營項目等影響公司發展的重大事項，其職責已載於本公司網站。本公司戰略委員會由六名董事組成，各委員任期與其董事任期一致。

於二零零九年三月三日，經第三屆董事會決定，委任徐強、崔志雄、肖殷洪、王全華、羅朝庚、曹光福六名董事組成本公司戰略委員會，並委任徐強董事擔任戰略委員會主任委員。二零零九年，戰略委員會共召開一次會議，並向董事會做出了滙報。

各委員會議出席情況如下：

委員姓名	出席會議（次）	2009年內舉行的會議（次）	出席率
徐強（戰略委員會主任委員）	1	1	100%
崔志雄	1（委託授權其他委員出席）	1	100%
肖殷洪	1	1	100%
王全華	1	1	100%
羅朝庚	1	1	100%
曹光福	1	1	100%

於二零一零年三月十六日，經第四屆董事會第一次會議決定，委任徐強、崔志雄、肖殷洪、王全華、羅朝庚、孫玉德六名董事組成新一屆戰略委員會，並委任徐強董事擔任主任委員。

執行委員會

本公司第四屆董事會於二零一零年三月十六日會議決定設立執行委員會，負責檢查、督促貫徹董事會決議情況；定期聽取總經理關於本公司經營管理工作匯報；定期向董事會報告工作，並提出需經董事會討論決定的重大問題的建議和方案，其職責載於公司網站。

執行委員會由全體執行董事組成，並由董事長出任執行委員會主任委員（主席），各委員任期與其董事任期相同。於二零一零年三月十六日，第四屆董事會委任徐強、崔志雄、肖殷洪三名執行董事組成執行委員會，並委任徐強董事出任執行委員會主任委員（主席）。

第四屆董事會於二零一零年三月十六日授權執行委員批准及處置與公司主營業務相關的、本公司單筆或對同一投資對象累計出資在人民幣壹千萬元以上，且在本集團（本公司及附屬公司）總資產1%以下的股權投資、股權收購或出售事宜，包括批准投資或交易方案、批准及簽署方案實施過程中的必要文件等；如涉及香港上市規則下的關連交易、須予公布的交易的事項，須按照本公司制定的關連交易及須予公布的交易的相關規定辦理。

監事會

本公司監事會依據中國《公司法》及公司章程設立，由五名監事組成，包括兩名股東代表監事、一名獨立監事及兩名職工代表監事。除了職工代表監事乃經本公司職工代表大會選舉產生以外，其他監事均由本公司股東大會選舉及任免。本公司監事會各位監事任期三年。各監事簡歷載於第137至138頁。

監事會根據公司章程規定審閱本公司財務情況，及對董事會及高級管理人員的經營管理活動進行監督。監事會職責包括：參加董事會會議；審核財務事務及報表等董事不時在股東大會上提出的財務資料；以及監督董事會和其他高級管理人員在履行自身職責時的活動，在本公司與其任何董事之間發生利益衝突時，監事會將代表本公司商討或提起對該等董事的法律訴訟。監事會任何會議上所提出的決議案若經三分之二或以上的監事批准，即獲採納。

二零零九年度，第三屆監事會共召開了兩次會議，審閱了截至二零零八年十二月三十一日止的年度及截至二零零九年六月三十日止六個月中期業績相關的財務資料，對董事會及高級管理人員的經營管理行為進行了監督，並向管理層提出建議。

二零零九年，第三屆監事會各監事出席會議情況如下：

姓名	職務	出席會議 *(次)*	2009年內 舉行的會議 *(次)*	出席率
李曉軍	監事會主席，職工監事	2	2	100%
杜紅鷹	監事會副主席	2	2	100%
喻龑冰	監事	2	2	100%
高京屏	職工監事	2	2	100%
饒戈平	獨立監事	2	2	100%

二零零九年，全體監事亦完全遵守《標準守則》的全部規定。

經二零一零年三月十六日臨時股東大會選舉，喻龑冰先生連任本公司監事；饒戈平先生連任本公司獨立監事；選舉曾毅瑋女士擔任監事；杜紅鷹女士不再擔任監事。此外，經本公司職工代表大會選舉決定，李曉軍女士連任職工監事，肖巍先生擔任職工監事，高京屏女士不再擔任職工監事。由李曉軍女士、曾毅瑋女士、喻龑冰先生、饒戈平先生、肖巍先生組成本公司第四屆監事會。同日，第四屆監事會第一次會議選舉了李曉軍女士擔任監事會主席。

承董事會命
于曉春
公司秘書

二零一零年四月二十二日

本公司董事會欣然提呈本報告及截至二零零九年度本集團經審計的財務報表。

集團業務

本集團是中國航空旅遊業信息技術解決方案的主導供應商。本集團的核心業務包括航空信息技術服務、分銷信息技術服務、結算清算服務等。

本集團的財務業績分析載於「管理層對財務狀況及經營業績的討論與分析」一節。

本集團並無呈列按區域分析的收入額及營運利潤貢獻，因為本集團在二零零九年度的收入及業績主要來自本集團在中國的營運。

股本結構

於二零零九年十二月三十一日，本公司之已發行股本為1,950,806,393股，每股面值人民幣1.00元。於二零零九年十二月三十一日，本公司的股本結構如下：

股份類別	股份數	佔已發行股份總數的百分比 (%)
內資股	1,329,098,393	68.13
H股	621,708,000	31.87
合計	1,950,806,393	100

主要股東

於二零零九年十二月三十一日，根據《證券及期貨條例》(香港法例第571章)(「《期貨條例》」)第336條規定而備存的登記冊的紀錄，任何人士(本公司董事、監事或最高行政人員除外)在本公司的股份及相關股份中擁有的權益及淡倉載列如下：

股東姓名	股份數目及類別 *(附註1)*	身份	佔相應類別股本的概約比例	佔總股本的概約比例 *(附註2)*
Platinum Investment Management Limited	每股面值人民幣1元的16,911,668股H股(L)	投資經理	2.72%	0.87%
	每股面值人民幣1元的50,326,184股H股(L) *(附註3)*	受託人(被動受託人除外)	8.09%	2.58%
GMT Capital Corp.	每股面值人民幣1元的56,291,000股H股(L) *(附註4)*	實益擁有人	9.05%	2.89%
Platinum International Fund	每股面值人民幣1元的43,426,984股H股(L)	實益擁有人	6.99%	2.23%
JPMorgan Chase & Co	每股面值人民幣1元的44,599,000股H股(L) *(附註5)*	保管人一法團／核准借出代理人	7.17%	2.29%
	每股面值人民幣1元的44,599,000股H股(P)		7.17%	2.29%

股東姓名	股份數目 及類別 *(附註1)*	身份	佔相應類別 股本的概約比例	佔總股本 的概約比例 *(附註2)*
Templeton Asset Management Ltd.	每股面值人民幣1元的37,376,861股H股(L)	投資經理	6.01%	1.92%
Keywise Capital Management (HK) Limited	每股面值人民幣1元的38,069,000股H股(L)	實益擁有人	6.12%	1.95%
Oppenheimer Developing Markets Fund	每股面值人民幣1元的31,259,000股H股(L)	投資經理	5.03%	1.60%
Prudential Plc	每股面值人民幣1元的31,079,000股H股(L) *(附註6)*	所控制公司權益	5.00%	1.59%
中國民航信息集團公司	每股面值人民幣1元的571,484,393股內資股(L)	實益擁有人	43.00%	29.29%
中國南方航空集團公司	每股面值人民幣1元的232,921,000股內資股(L)	實益擁有人	17.52%	11.94%
	每股面值人民幣1元的43,849,000股內資股(L) *(附註7)*	所控制公司權益	3.30%	2.25%

股東姓名	股份數目 及類別 (附註1)	身份	佔相應類別 股本的概約比例	佔總股本 的概約比例 (附註2)
中國東方航空集團公司	每股面值人民幣1元的 218,829,000股 內資股(L)	實益擁有人	16.46%	11.22%
	每股面值人民幣1元的 5,317,000股 內資股(L)(附註8)	所控制公司權益	0.40%	0.27%
	每股面值人民幣1元的 2,600,000股內資股(L) (附註9)	所控制公司權益	0.20%	0.13%
中國航空集團公司	每股面值人民幣1元的 178,867,000股 內資股(L)	實益擁有人	13.46%	9.17%
	每股面值人民幣1元的 8,697,000股 內資股(L)(附註10)	所控制公司權益	0.65%	0.45%

附註：

(1) (L)－好倉。(P)－可供借出的股份。

(2) 佔總股本的比例乃根據本公司於二零零九年十二月三十一日的1,950,806,393股已發行股份總數計算。

(3) 該等股份中的9,388,200股H股及40,937,984股H股，分別由Platinum Investment Management Limited以Platinum Asia Fund及Platinum International Fund的信託人身份所持有。

(4) 根據GMT Capital Corp.最新於二零零九年九月二日申報的《法團大股東通知》，GMT Capital Corp.被視為持有的56,291,000股H股，該等股份乃透過Bay II Resources Partners, LP、Bay Resources Partners, LP、Bay Offshore Resource Partners、Lyxor(該等公司是100%受GMT Capital Corp.所控制)及Thomas E. Claugus持有。

(5) 該等股份由100%受JPMorgan Chase & Co.所控制的公司(JPMorgan Chase Bank, N.A.)持有。根據《期貨條例》，JPMorgan Chase & Co.被視為在JPMorgan Chase Bank, N.A.持有的股份中擁有權益。

(6) Prudential Plc透過其控制的公司擁有31,079,000股H股的權益。該等股份由Prudential Asset Management (Hong Kong) Ltd持有，該公司是100%受Prudential Corporation Holdings Ltd所控制，Prudential Corporation Holdings Ltd是100%受Prudential Holdings Ltd所控制，而Prudential Holdings Ltd是100%受Prudential Plc所控制。

(7) 該等股份由中國南方航空集團公司的附屬公司(廈門航空有限公司)持有。根據《期貨條例》，中國南方航空集團公司被視為在廈門航空有限公司持有的股份中擁有權益。

(8) 該等股份由中國東方航空集團公司的附屬公司(中國東方航空股份有限公司)持有。根據《期貨條例》，中國東方航空集團公司被視為在中國東方航空股份有限公司持有的股份中擁有權益。

(9) 該等股份由中國東方航空集團公司的附屬公司(中國東方航空武漢有限責任公司)持有。根據《期貨條例》，中國東方航空集團公司被視為在中國東方航空武漢有限責任公司持有的股份中擁有權益。

(10) 該等股份由中國航空集團公司所控制的公司(山東航空股份有限公司)持有。根據《期貨條例》，中國航空集團公司被視為在山東航空股份有限公司持有的股份中擁有權益。

(11) 根據J.P. Morgan Fleming Asset Management Holdings Inc. (「J.P. Morgan Holdings」)最後於二零零三年四月七日申報的《法團大股東通知》，J.P. Morgan Holdings為本公司的大股東，透過其控制公司擁有22,199,000股H股的權益。該等股份乃由JF Asset Management Limited持有，該公司是99.99%受J.P. Morgan Fleming Asset Management (Asia) Inc.所控制，而J.P. Morgan Fleming Asset Management (Asia) Inc.是100%受J.P. Morgan Holdings所控制。

(12) 有關本公司主要股東新近的披露權益申報，請參閱香港交易及結算所有限公司(「香港交易所」)網站(www.hkex.com.hk)關於「披露權益」的部分。

除上文所述外，於二零零九年十二月三十一日，根據《期貨條例》336條規定而備存的登記冊的紀錄，概無任何人(本公司董事、監事或最高行政人員除外)在本公司的股份或相關股份中擁有任何權益或淡倉。

股本變動

如本公司日期為二零零八年六月十六日的通函、日期為二零零八年五月二十六日及二零零八年七月三十一日的公告所載列，本公司擬收購中國民航信息集團公司於結算公司的全部股權及位於中國北京朝陽區東興里的物業， 總代價為人民幣10億元，由本公司以每股代價股份6.39港元(約人民幣5.73元)向中國民航信息集團公司發行及配售174,491,393股新內資股支付。該收購於二零零九年三月三日完成後，本公司全部已發行股份數為1,950,806,393股，其中內資股股數為1,329,098,393股，H股股數為621,708,000股。

公眾持股量

基於本公司於本報告刊發前的最後實際可行日期可以得悉而其董事也知悉的公司資料，本公司一直維持《上市規則》所訂明之公眾持股量。

董事、監事及最高行政人員擁有的本公司及任何其他相聯法團的股份、相關股份及債券證中的權益及淡倉

於二零零九年十二月三十一日，根據《期貨條例》第352條須予備存的登記冊的紀錄，或根據《上市規則》附錄十所載的《標準守則》向本公司及聯交所發出的通知，本公司各董事、監事和最高行政人員於本公司或其任何相聯法團（定義見《期貨條例》第XV部份所指的相聯法團）的股份、相關股份及債券證中擁有的權益及淡倉載列如下：

董事姓名	股份數目及類別 *（附註1）*	身份	佔相應類別 股本的概約比例	佔總股本的 概約比例 *（附註2）*
蔡敬金	每股面值人民幣1元 417,000股H股(L)	配偶權益	0.07%	0.02%

附註：

(1) (L)－好倉。

(2) 佔總股本比例是以公司於二零零九年十二月三十一日已發行總股份數為1,950,806,393股計算所得。

(3) 有關本公司的董事、監事及最高行政人員新近的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk)關於「披露權益」的部分。

除上文所述外，於二零零九年十二月三十一日，根據《期貨條例》第352條須予備存的登記冊的紀錄，或根據《標準守則》向本公司及聯交所發出的通知，本公司概無任何董事、監事或最高行政人員於本

公司或其相聯法團（定義見《期貨條例》第XV部）的股份、相關股份或債券證中擁有任何權益或淡倉。截至二零零九年十二月三十一日止年度，本公司概無任何董事、監事或最高行政人員或彼等的聯繫人士獲授予或行使任何認購本公司或其相聯法團（定義見《期貨條例》第XV部）的證券的權利。

於二零零九年十二月三十一日，中國民航信息集團公司、中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司各自於本公司股份中擁有須根據《證券及期貨條例》第XV部的第二及第三分部規定向本公司披露的權益。

於二零零九年十二月三十一日：

(a) 徐強先生（本公司董事長及執行董事）為中國民航信息集團公司的僱員；

(b) 王全華先生（非執行董事）為中國南方航空集團公司的僱員；

(c) 羅朝庚先生（非執行董事）為中國東方航空集團公司的僱員；及

(d) 曹光福先生（非執行董事）為中國航空集團公司的僱員。

除上述披露者外，於二零零九年十二月三十一日，概無本公司現有及建議的董事或監事為一間於本公司股份及相關股份中擁有根據《證券及期貨條例》第XV部第二及第三分部規定須向本公司披露的權益或淡倉的公司的董事、監事或僱員。

董事及監事的服務合約

本公司第三屆董事會和第三屆監事會，全體成員已分別與本公司訂立服務合同。第三屆董事會和監事會的任期應自二零零七年一月九日起三年，至二零一零年一月八日或第三屆董事會任期結束之日止。按照中國公司法及公司章程的有關規定，董事和監事各自的任期自其當選為董事或監事的股東大會結束時起，至經股東大會選舉產生下一屆董事會和監事會時止。

二零零九年三月三日，經臨時股東大會批准，宮國魁先生、朱曉星先生、榮剛先生、孫湧濤先生、劉德俊先生、夏毅先生、宋箭先生不再擔任董事，其任期至該臨時股東大會結束之日止。同時，經臨時股東大會批准，曹光福先生自當日起擔任非執行董事，任職時間截至第三屆董事會任期屆滿之日止。

二零零九年三月三日，經臨時股東大會批准，敬公斌先生、張亞坤先生、王小敏女士及張欣先生不再擔任本公司監事，任職時間截至臨時股東大會結束時止。

截至二零零九年十二月三十一日止年度，概無任何董事或監事與本集團任何成員公司訂立或擬訂立任何若本公司不給予補償(法定補償除外)，則不能屆滿或僱主不得於一年內終止的服務合約。

董事及監事的合約權益

若干本公司第三屆董事會及監事會成員同時為多家中國商營航空公司的管理人員。而該等航空公司為本公司股東，本公司或其任何附屬公司與上述航空公司股東訂立的合約或交易已於本董事會報告中「關連交易」一節中提及。除上文所述者外，各董事或監事於二零零九年內或結束時概無在本公司或其任何附屬公司為合約一方的任何重要合約中直接或間接擁有重大權益。

董事及監事酬金

董事及監事酬金詳情載於財務報表附註8。

資本化利息

本集團於二零零九年度並無資本化利息。

物業、廠房及設備

本集團於二零零九年度的物業、廠房及設備變動摘要載於財務報表附註14。

儲備

本集團於二零零九年度的儲備變動詳情載於合併股東權益變動表。

股息

董事會建議本公司派發之二零零九年度末期現金股息每股人民幣0.134元。詳情請參考「管理層對財務狀況及經營業績的討論與分析」之「末期股息」一節。

員工退休計劃

本集團的員工退休計劃詳情載於「管理層對財務狀況及經營業績的討論與分析」之「員工」一節及財務報表附註9。

主要供應商及用戶

Sociètè Internationale de Tèlècommunications Aeronautiques S.C.(「SITA S.C.」)是本集團二零零九年年度最大的供應商，二零零九年本集團支付給SITA S.C.的網絡使用費用總額佔當年本集團總營業成本(扣除折舊和攤銷開支)的4.1%。於二零零九年，本集團向其五家最大供應商支付的費用總額佔本集團總營業成本(扣除折舊和攤銷開支)的10.4%。

本集團的最大客戶乃中國南方航空集團公司之附屬公司中國南方航空股份有限公司，於二零零九佔本集團總收入的15.3%。在同一期間內，本集團對其五家最大客戶的總銷售額佔本集團總收入的53.4%。五家最大的用戶中三家，即中國南方航空股份有限公司、中國東方航空股份有限公司及中國國際航空股份有限公司，其分別之控股股東中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司，為本公司的發起人及主要股東，於二零零九年十二月三十一日合共持有本公司已發行股本約32.33%。來自上述主要用戶的收入載於財務報表附註39。

除本報告及會計報表附註39所披露者之外，各董事、監事及彼等的聯繫人或據董事所知持有本公司股本5%以上的任何股東，概無在上述任何供應商及客戶中擁有任何權益。

附屬公司及聯營公司

本公司於二零零九年十二月三十一日的附屬公司及聯營公司詳情載於財務報表附註1。

關連交易

持續關連交易

二零零九年，本集團繼續進行了以下交易。這些交易構成了《上市規則》所定義之持續關連交易，根據《上市規則》第14A章規定須作出披露：

(a) 本集團(不包括結算公司)向其發起人及發起人的聯繫人提供服務和技術支持

二零零九年度，本集團繼續向若干發起人(包括海南航空股份有限公司(「海航」)、山東航空股份有限公司(「山航」)、廈門航空有限公司(「廈航」)、上海航空股份有限公司(「上航」)、深圳航空有限責任公司(「深航」))或發起人的聯繫人(包括中國南方航空股份有限公司(「南航」)、中國東方航空股份有限公司(「東航」)、中國國際航空股份有限公司(「國航」)、四川航空股份有限公司(「川航」)、中國東方航空武漢有限責任公司(「武漢航」)、雲南祥鵬航空有限責任公司(「祥鵬航」)、幸福航空有限責任公司(「幸福航」)、重慶航空有限責任公司、昆明航空有限公司、鯤鵬航空有限公司及大新華航空有限公司)(「該等航空公司」)，提供航空信息技術服務與技術支持及相關業務服務，包括：

(i) 提供(其中包括)綜合信息、航班數據、航班監控、客票銷售、自動客票銷售及公佈貨運價格等服務的航班監控系統服務；

(ii) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(iii) 提供辦理登機手續、登機及配載平衡服務的機場旅客處理系統服務；及

(iv) 提供(其中包括)網絡傳輸及連接服務等民航及商業數據網絡服務。

該等航空公司為本公司於《上市規則》下的關連人士。該等航空公司應付本集團的服務費，乃按中國民用航空局(「民航局」)規定的價格標準(視乎進行交易的系統種類)經雙方友好協商釐定，服務費按月計算。包括：

(i) 就每位乘客向本公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂量)，國際及地區航線介乎人民幣6.5元至人民幣7元；

(ii) 機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線種類、載客量及服務水平等)；

(iii) 就機場旅客處理系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡費(視乎飛機的規模)；及

(iv) 使用本公司物理標識設備(PID)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

上述此項持續關連交易於本集團一般及日常業務過程中進行，乃本集團主要營業收入來源。詳情請參考本公司於二零零七年二月十三日、九月十九日、二零零八年十二月三十一日及二零零九年一月五日、一月二十一日及五月十二日之公告，以及二零零七年三月七日、十月十日及二零零九年一月十二日、二月四日、五月二十五日發出的本公司通函。上述持續關連交易各自截至二零零九年十二月三十一日為止的財政年度內的年度上限及交易額如下：

航空公司 (關連人士)	訂約日期	二零零九年 年度上限 (人民幣千元)	交易金額 (人民幣千元)
南航(含廈航、重慶航空有限責任公司)	二零零九年五月七日	403,794	366,837
東航	二零零七年六月三十日	502,585	287,892
國航	二零零八年十二月三十日	347,716	260,473
海航(含大新華航空有限公司)	二零零九年一月二十日	210,908	181,674
山航	二零零八年十二月三十日	48,482	43,530
川航	二零零八年十二月三十日	98,525	90,321
武漢航	二零零八年十二月三十一日	21,245	14,040
幸福航	二零零九年一月五日	3,960	439
祥鵬航	二零零八年十二月三十日	19,200	19,040
上航	二零零四年十一月五日	119,154 (附註1)	104,025 (附註2)
深航(含昆明航空有限公司及鯤鵬航空有限公司)	二零零七年一月二十三日	175,760	148,693

附註1: 截至二零零九年十月三十一日止十個月的上限

附註2: 截至二零零九年十月三十一日止的交易額

(b) 本公司向中國民航信息集團公司租用物業

本公司在二零零九年繼續向中國民航信息集團公司租用位於北京東興里及東四的兩項物業(如本公司二零零七年三月七日的股東通函所述),作為本公司日常運營的數據中心。由於中國民航信息集團公司是本公司的主要股東和發起人,中國民航信息集團公司是本公司的關連人士。有關租賃兩項物業的租賃協議期限自二零零零年十月十八日起計十年。本公司為此向中國民航信息集團公司支付的租金參照市場價格每三年檢討一次,租金按季支付。二零零七年度至二零零九年度,兩項物業的平均租金(包含物業管理費)分別為每日每平方米人民幣3.8元及人民幣4.5元。此項持續關連交易於二零零九年度之年度上限為人民幣40,000,000元。

因二零零九年三月本公司完成了對北京東興里物業的收購,並自二零零九年三月三日起不再向中國民航信息集團公司支付租用北京東興里物業的租金。

二零零九年,本公司就上述租賃協議支付中國民航信息集團公司的租金及使用費總額約為人民幣23,373,000元。

(c) 本公司與服務公司之間的交易

如本公司二零零七年三月七日的股東通函所列載，海南民航凱亞有限公司、深圳民航凱亞有限公司、湖北民航凱亞有限公司、重慶民航凱亞信息技術有限公司、雲南民航凱亞信息有限公司、廈門民航凱亞有限公司、西安民航凱亞科技有限公司、新疆民航凱亞信息網絡有限責任公司及瀋陽民航東北凱亞有限公司(「該等服務公司」)是本公司與若干發起人或發起人於《上市規則》下的聯繫人(中國南方航空集團公司、東航、國航、海航、深航、廈航、四川航空集團公司、中國新華航空有限責任公司及武漢航)成立之合營企業，目的是分銷本公司的產品，為當地的用戶提供更好的服務。由於該等發起人或發起人的聯系人有權於該等服務公司的任何股東大會上行使或控制行使10%(或30%)或以上的投票權，因此該等服務公司被視為本公司於《上市規則》下的關連人士(瀋陽民航東北凱亞有限公司屬《上市規則》第14A.11(4)條下的關連人士，而其他服務公司則屬《上市規則》第14A.11(5)條下的關連人士)。

該等服務公司向本公司支付使用主機資源的費用，連接本公司數據網絡，終端設備及打印機的連接及安裝費用，有關收費標準乃按民航局之規定或按照成本價格(如適用)釐定。若該等服務公司亦提供機場旅客處理系統(APP系統)前端技術支持，則有權與本公司分享APP系統所產生的收益。本公司與本公司的若干附屬公司、聯營公司(含該等服務公司)於二零零六年十二月三十日簽訂的上述持續關連交易的協議，協議年期自二零零七年一月一日至二零零九年十二月三十一日止，協議費用按月支付或按雙方約定條款付款。此項持續關連交易於二零零九年度之年度上限為人民幣53,568,000元。

二零零九年，本公司與該等服務公司交易額總計為人民幣45,329,000元。

(d) SITA Information Networking Computing (UK) Limited (「SITA INC. UK」)與本公司附屬公司天信達信息技術有限公司(「天信達」)之間的交易(「天信達貨運服務協議」)

由於Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings Limited (「SITAGCH」)為天信達(本公司附屬公司)的主要股東，故SITAGCH亦屬本公司的關連人士；及SITA INC. UK為SITAGCH的同系附屬公司，故SITA INC. UK亦為本公司於《上市規則》下的關連人士。如本公司日期為二零零七年二月十三日公告，天信達與SITA INC. UK於二零零二年十二月五日訂立天信達貨運服務協議，由SITA INC. UK向天信達提供貨運服務，協議下的服務費按雙方協議的費率參照使用量釐定，按月計算及支付，有關協議下的持續關連交易於二零零九年度的年度上限為4,614,000美元。

根據本公司二零零九年五月十五日公告，本公司透過中國民航信息網絡股份（香港）有限公司（本公司之全資附屬公司）以代價1,100,000美元向SITAGCH收購其於天信達49%的股權（「天信達股權收購」）。天信達股權收購已於二零零九年十二月四日完成，自該收購完成之日起，SITA INC. UK不再構成本集團於上市規則下的關連人士。

截至二零零九年十二月四日止，根據雙方協議商定的費率及參照使用量，本年度內天信達與SITA INC. UK就航空貨運服務有關的交易總額為717,224美元。

(e) *本公司向SITA S.C.支付的會費及數據網絡服務使用費*

二零零九年，本公司作為SITA S.C.成員繼續使用SITA S.C.向本公司提供的各項服務及數據網絡服務，並按照使用量及由SITA S.C.制定的適用於SITA S.C.數據網絡服務的所有用戶之計費標準，按月支付數據網絡服務使用費；而會費則參照SITA S.C., Sociètè Internationale de Tèlècommunications Aeronautiques NV或彼等各自全資附屬公司在前一財政年度向本公司就該等服務而開出的賬單總額佔該財政年度SITA S.C.所有成員收入總額的比率釐定。由於SITAGCH（本公司關連人士，見前述(d)之說明）及SITA S.C.均直接或間接地為「航空運輸同業」（航空運輸同業是由航空運輸行業內許多相關利益實體組成的團體，其成員包括SITA S.C.的成員及客戶，及代表世界各地同業的許多協會、理事會及委員會）的成員共同擁有，故SITA S.C.亦為本公司關連人士。如本公司日期為二零零七年二月十三日公告及二零零七年三月七日通函，本公司與SITA S.C.於二零零四年七月三十日訂立服務協議，此項持續關連交易於二零零九年之年度上限為人民幣96,000,000元。

由於「天信達股權收購」已於二零零九年十二月四日完成，自該股權收購完成之日起，SITA S.C.不再構成本集團於上市規則下的關連人士。

二零零九年，本公司向SITA S.C.支付的會費及數據網絡服務使用費總額為人民幣56,640,000元。

(f) 西南凱亞為本公司提供的技術開發服務

如本公司二零零九年八月三十一日公告，本公司與成都民航西南凱亞有限責任公司(「西南凱亞」)於二零零九年八月三十一日訂立《技術服務合作協議》，為期兩年，西南凱亞向本公司提供軟件技術服務人員，本公司於二零零九年支付啟動費用人民幣120,000元，並根據協議內規定的費率向西南凱亞支付按月計算的服務費(含技術人員費用及場地租金)。由於中國航空集團公司(本公司發起人之一)的附屬公司國航擁有西南凱亞35%的股權。西南凱亞作為發起人的聯繫人，於《上市規則》第14A.11(4)條項下為本公司之關連人士。根據《技術服務合作協議》，本公司與西南凱亞於二零零九年度之交易年度上限為人民幣1,500,000元。

二零零九年，本公司向西南凱亞支付上述技術服務費人民幣724,000元。

(g) 結算公司向本公司發起人及發起人的聯繫人提供的服務

二零零九年三月，本公司完成了對結算公司100%權益對收購。結算公司作為本公司之全資附屬公司，向本公司的關連人士提供的服務，亦須遵守上市規則第14A章下所適用的相關規定。該等關連人士包括本公司的若干發起人(包括廈航、海航、山航、上航及深航)，以及發起人的聯繫人(包括南航、川航、東航、國航及澳門航空股份有限公司)。

(i) 收入結算系統開發及支持服務；及／或客運及貨運收入結算清算服務。

服務範圍包括：結算公司提供(1)計算機系統應用開發及支持服務，包括國際、國內客運收入管理計算機系統、國際、國內貨運收入管理系統、郵件收入管理系統、機場服務費結算系統、數據服務系統及國際、國內清算及結算系統等自行開發的計算機應用系統；服務費根據交易量大小分級別釐定，交易量越大費率越低，於協議中明確列示，並按月繳方式收取；(2)就客運及貨運(視情況而定)收入結算清算服務提供數據採集、銷售報告控制、銷售審核、分攤、承運處理、對外及對內開賬、票據配比、結算、對賬及管理報告服務；參照行業監管部門發出的有關文件規定的費率及規定收費，提供的服務價格於有關協議中明確，基於總結算金額的百分比率及或交易量乘以單價；服務費按月收取。

二零零九年，結算公司與下列關連人士就此項持續關連交易的交易金額及年度上限列示如下：

航空公司 *(關連人士)*	*訂約日期*	年度上限 *(人民幣千元)*	交易額 *(人民幣千元)*
南航	二零零九年九月二十二日	32,500	29,068
廈航*	二零零七年十二月二十一日	2,435	779
海航*	二零零九年一月六日	7,559	5,293
川航	二零零七年十二月一日	3,934	2,897
東航	二零零八年二月二十七日	77,048	44,478
國航	二零零八年二月二十八日	69,166	43,150
山航	二零零七年九月七日	4,156	3,002
澳門航空股份有限公司*	二零零六年十二月三十一日	14,089	5,379
上航*	二零零八年十二月九日	12,752	7,399
深航	二零零八年一月二十九日	5,430	5,363

* 所訂定的協議只涉及客運及貨運收入結算清算服務。

(詳情請參考本公司二零零八年五月二十六日、二零零九年五月十二日、九月三日及九月二十二日公告，以及本公司二零零八年六月十六日通函)

(ii) 聯運數據交換服務

服務範圍包括：結算公司接收來自各航空公司的聯運開賬數據，同時按被開賬航空公司(「被開賬航空公司」)分類聚合，將各航空公司向被開賬航空公司的開賬數據匯總並傳送給被開賬航空公司。根據協議除一次性入會費外，每年度固定服務費為人民幣120,000元。

二零零九年，結算公司分別與海航(協議日期為二零零六年九月十八日)、廈航(協議日期為二零零六年九月二十六日)、上航(協議日期為二零零七年三月二十二日)就此項持續關連交易金額均為人民幣120,000元。(詳情請參考本公司日期為二零零八年五月二十六日公告，以及二零零八年六月十六日通函，結算公司與海航、廈航、上航就此項持續關連交易於二零零九年之年度上限均為人民幣120,000元。)

(iii) IATA(國際航空運輸協會)－BSP服務(提供銷售數據處理及結算服務)

服務範圍包括：於中國、香港、澳門及台灣地區為IATA之代理人與若干航空公司之間的銷售數據處理及資金結算提供服務，供應軟件應用支持、開發及維護服務。根據結算公司與IATA之間的於二零零八年三月二十七日訂立的協議確定的服務費基準，以「特定收費單位」按每次處理交易向航空公司收取服務費。於中國之交易，以人民幣計算，於香港及澳門之交易以港元計算，其他地區根據協議條款作出調整的浮動匯率以美元計算。

二零零九年，結算公司與IATA於上述協議下的交易總額為人民幣52,369,000元，經結算公司統計，其中包括結算公司與本公司於上市規則下的關連人士(南航、東航、國航、廈航、海航、山航、川航、上航、深航、澳門航空股份有限公司)的交易額為人民幣43,497,000元。(如本公司二零零八年五月二十六日公告及二零零八年六月十六日通函，此項持續關連交易於二零零九年之年度上限為人民幣75,464,000元。)

(iv) 國內郵件服務收入結算及清算

服務範圍包括：結算公司為航空公司提供空白票證控制、銷售控制、銷售審核、承運收入分攤、財務處理、銷售與承運數據配比、清算軋差服務。系統服務費按月繳方式收取。服務費乃基於協議所載費率，結算公司向航空公司收取1.5%的手續費，該等費用乃參照行業監管部門發出的有關文件收取。

二零零九年，結算公司與南航(協議日期為二零零八年十一月五日)、東航(協議日期為二零零八年十二月十一日)、國航(協議由該公司附屬公司中國國際貨運航空有限公司於二零零八年九月二十一日簽訂)、海航(協議日期為二零零八年十二月四日)、山航(協議日期為二零零八年九月三日)、川航(協議日期為二零零八年九月十日)、廈航(協議日期為二零零八年十月二十三日)、上航(協議日期為二零零八年九月十一日)、深航(協議由該公司附屬公司深圳市深航貨運有限公司於二零零八年十二月二日簽訂)於二零零九年度就國內郵件服務收入結算及清算交易的金額為人民幣9,529,000元。(如本公司日期為二零零九年五月十二日公告，此協議於二零零八年九月至十二月期間由結算公司與各方逐一訂立，此項持續關連交易於二零零九年度的年度上限為人民幣10,000,000元。)

本公司獨立非執行董事認為，上述(a)項至(g)項的持續關連交易：

(a) 屬於本集團在日常及一般業務；

(b) 是按照一般商務條款進行，或如可供比較的交易不足以判斷該等交易的條款是否一般商務條款，則對本集團而言，該等交易的條款不遜於獨立第三方可取得或提供(視屬何情況而定)的條款；

(c) 是根據有關交易的協議條款進行，而交易條款公平合理，並且符合本公司股東的整體利益；及

(d) 於截至二零零九年十二月三十一日止財政年度並未超過此前公告或通函所披露之年度上限。

本公司董事會已接獲核數師出具其確認函件，表示上述(a)項至(g)項的持續關連交易：

(a) 已獲董事會批准；

(b) 乃按照本公司提供服務或銷售貨物的定價政策而進行；

(c) 乃根據有關交易的協議條款進行；及

(d) 於二零零九年年度的發生總額並無超逾此前公告及／或通函披露上限。

關連交易的豁免

如本公司日期為二零零九年九月二日公告所述，經聯交所批准：(1)豁免本公司發起人股東上航、深航、四川航空集團公司、山西航空實業公司及彼等各自聯繫人被視為《上市規則》第14A.11(3)條項下本公司之關連人士；(2)就本集團為訂約一方，而發起人及／或彼等各自聯繫人為訂約另一方的若干持續關連交易(其現有條款將於二零零九年十二月三十一日或之前到期但於該等日期後仍將繼續)授予豁免，以毋須嚴格遵守《上市規則》第14A.35(1)條有關訂立書面協議之規定的，包含本公司與南航、國航、山航、祥鵬航之(a)類持續關連交易；結算公司與東航、國航、澳門航空股份有限公司、山航的(g)(i)類持續關連交易；結算公司與海航、廈航的(g)(ii)類持續關連交易。豁免截至二零一二年十二月三十一日止為期三年，以繼續進行豁免項下的持續關連交易。倘若新書面協議條款與獨立股東批准之條款有重大差異，本公司須重新遵守《上市規則》第14A章有關申報、公告及／或尋求獨立股東批准的規定。本公司已於二零零九年十二月三十日臨時股東大會上獲得獨立股東批准截至二零一二年十二月三十一日止為期三年的一般授權，以繼續進行上述第(2)項豁免下的持續關連交易。

關連交易

(a) 天信達股權收購

如本公司二零零九年五月十五日公告，本公司通過中國民航信息網絡股份（香港）有限公司（本公司之全資附屬公司）以代價1,100,000美元向SITAGCH收購其於天信達49%的股權，故此項交易構成本公司一項關連交易。收購協議於二零零九年五月十三日訂立，天信達股權收購已於二零零九年十二月四日完成。

天信達與SITAGCH之關係見前述(d)部分介紹。

(b) NewAPP系統建設服務

如本公司二零零九年五月二十二日公告，本公司於當日分別與華東凱亞、新疆凱亞分別訂立了上海機場、新疆機場的NewAPP系統建設相關的服務協議，將部分NewAPP系統建設工作分包給華東凱亞、新疆凱亞，協議金額分別為人民幣6,820,395元和人民幣3,888,806元，乃根據市場行情經協商確定。

新疆凱亞、華東凱亞分別為本公司與發起人或發起人的聯繫人（分別為中國南方航空集團公司、東航）組建的合營公司，新疆凱亞構成《上市規則》第14A.11(5)條下的關連人士，而華東凱亞構成本公司於《上市規則》第14A.11(4)條下的關連人士，故上述交易為本公司之關連交易。

董事確認，上述交易為本公司的關連交易或持續關連交易（部分亦為財務報表附註39(2)所述之關聯公司交易），均是《上市規則》第14A章定義之關連交易或持續關連交易，並均已符合《上市規則》第14A章的披露規定。

委託存款及不可收回的逾期定期存款

於二零零九年十二月三十一日，本集團概無任何委託存款及不可收回的逾期定期存款。本集團所有現金存款均存放於商營銀行，並符合適用的法律及法規。

稅務減免

本公司並不知悉任何因持有本公司之證券而可享有的稅務減免之詳情。

購回、出售或贖回證券

截至二零零九年十二月三十一日止年度，本公司及其任何附屬公司並無購回、出售或贖回其任何上市證券。

審核委員會及遵守企業管治常規守則

審核委員會已審閱本集團採納之會計政策及慣例，並商討有關審核內部監控及財務報告之事宜，包括審閱截至二零零九年十二月三十一日止年度經審計合併財務報表。有關本公司於二零零九年度遵守《上市規則》附錄十四的企業管治常規守則之守則條文的規定的詳情已載於本年報的企業管治報告內。

優先購股權

根據本公司的公司章程或根據中國法律概無有關優先購股權的規定。

重大訴訟

本集團於二零零九年並無涉及任何重大訴訟或糾紛。

核數師

羅兵咸永道會計師事務所（香港註冊會計師）及普華永道中天會計師事務所有限公司（中國註冊會計師）分別為本公司二零零九年度的國際核數師及中國審計師。

本公司二零零九年股東周年大會上將提呈委任羅兵咸永道會計師事務所（香港註冊會計師）及普華永道中天會計師事務所有限公司（中國註冊會計師）分別為本公司截至二零一零年十二月三十一日止年度的國際核數師及中國審計師的決議案。

承董事會命
徐強
董事長

二零一零年四月二十二日

監事會報告書

致各股東：

截至二零零九年十二月三十一日止年度，本公司第三屆監事會各成員均在自己有效任期內忠實地履行了其監事職責，確保本公司遵守及符合《上市規則》、中國法律法規、公司章程及其他有關法規，以維護本公司及其股東的權益。

經本公司二零零九年三月三日臨時股東大會批准，本公司監事會由九名監事組成改為由五名監事組成，其中職工代表監事佔監事會成員三分之一以上，獨立監事一名。

二零零九年，本公司第三屆監事會召開了兩次監事會會議，審閱了本公司二零零八年年度財務報表、二零零九年度中期財務報表，並列席本公司董事會會議，對董事會的決策及決定是否符合《上市規則》、中國法律法規及公司章程和股東及公司的利益，履行了監督職責，並向董事會及管理層提出適當建議。

二零一零年三月十六日，經本公司臨時股東大會批准，選舉曾毅瑋女士、喻龔冰先生擔任本公司第四屆監事會之監事，以及饒戈平先生擔任本公司第四屆監事會之獨立監事，任期自該臨時股東大會結束時起三年。根據本公司職工代表大會於二零零九年十月二十二日的會議決議，委任李曉軍女士、肖巍先生擔任本公司第四屆監事會之職工代表監事，任期與本公司第四屆監事會任期相同。（監事名單載於公司資料一節，各位監事簡歷載於第137至第138頁）。

本公司第三屆監事會任期於二零一零年三月十六日臨時股東大會結束時終止。

本公司第四屆監事會於二零一零年三月十六日召開第一次會議，會議選舉了李曉軍女士擔任第四屆監事會主席。

本公司第四屆監事會於二零一零年四月二十二日審閱了經羅兵咸永道會計師事務所審核的按國際會計準則編製的本公司二零零九年年度財務報表，認為該財務報表真實及合理地反映了本公司的財務狀況及經營成果，並符合本公司所適用的法規。

第四屆監事會確認本公司在二零零九年年度並沒有涉及任何重大訴訟或仲裁，亦沒有提出或面臨任何尚未了結的重大訴訟或索償。

第四屆監事會認為本公司董事會及高級管理層在二零零九年度遵守其誠信義務、勤勉地履行其在本公司的職責，維護了本公司及各股東的最大利益。監事會認為截至二零零九年十二月三十一日止年度的董事會報告符合實際經營情況。監事會對本公司的前景及發展充滿信心。

承監事會命
李曉軍
監事會主席

二零一零年四月二十二日



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

致：中國民航信息網絡股份有限公司全體股東
(於中華人民共和國註冊成立的股份有限公司)

本核數師(以下簡稱「我們」)已審核列載於第58至126頁中國民航信息網絡股份有限公司(「貴公司」)及其附屬公司(以下合稱「貴集團」)的合併財務報表，此合併財務報表包括於二零零九年十二月三十一日的合併及公司資產負債表與截至該日止年度的合併綜合收益表、合併權益變動表和合併現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據國際財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等合併財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。



核數師的責任

我們的責任是根據我們的審核對該等合併財務報表作出意見。我們已根據國際審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等合併財務報表已根據國際財務報告準則真實而公平地反映貴公司及貴集團於二零零九年十二月三十一日的財務狀況及貴集團截至該日止年度的經營成果及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

其他事項

本報告包括意見，僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

羅兵咸永道會計師事務所
執業會計師

香港，二零一零年四月二十二日

合併綜合收益表

(除每股數據外，所有金額均以人民幣千元為單位)

	附註	截至十二月三十一日止年度 二零零九年	二零零八年
收入			
航空信息技術服務		**1,808,335**	1,609,115
結算及清算服務		**249,983**	260,530
數據網絡及其他		**561,206**	401,592
總收入	5	**2,619,524**	2,271,237
營業成本			
營業稅金及附加		**(92,170)**	(82,016)
折舊及攤銷		**(340,660)**	(332,681)
網絡使用費		**(81,114)**	(94,410)
人工成本		**(487,304)**	(429,880)
經營租賃支出		**(73,172)**	(78,630)
技術支持及維護費		**(153,528)**	(170,676)
佣金及推廣費用		**(273,448)**	(240,803)
其他營業成本		**(319,882)**	(230,087)
總營業成本		**(1,821,278)**	(1,659,183)
營業利潤		**798,246**	612,054
財務收入，淨額		**84,313**	92,718
應佔聯營公司收益		**21,090**	17,969
稅前利潤	7	**903,649**	722,741
所得稅	11	**(109,167)**	(68,111)
除稅後利潤		**794,482**	654,630
其他綜合收益			
外幣報表折算差異		**342**	(1,971)
本年其他綜合收益，扣除稅項後		**342**	(1,971)
本年綜合收益總額		**794,824**	652,659
稅後應佔			
本公司權益持有人		**775,900**	637,974
少數股東權益		**18,582**	16,656
		794,482	654,630
綜合收益總額應佔			
本公司權益持有人		**776,242**	636,003
少數股東權益		**18,582**	16,656
		794,824	652,659
本公司權益持有人應佔盈利的每股盈利			
基本及稀釋（人民幣元）	13	**0.40**	0.33
現金股息	12	**261,408**	362,850

後附會計報表附註為本會計報表的組成部分。

合併資產負債表

（所有金額均以人民幣千元為單位）

	附註	於十二月三十一日 二零零九年	二零零八年
資產			
非流動資產			
物業、廠房及設備，淨值	14	**891,985**	1,004,445
預付租賃土地使用權，淨值	15	**109,236**	19,314
無形資產，淨值	16	**82,559**	17,070
於聯營公司的投資	18	**123,835**	103,665
遞延所得税資產	20	**10,006**	6,810
其他長期資產	21	**2,786**	8,962
		1,220,407	1,160,266
流動資產			
存貨	22	**8,095**	9,877
應收賬款，淨值	23	**185,550**	164,400
應收關聯方款，淨值	24, 39(3)	**1,362,615**	944,759
應收聯營公司	26	**13,010**	6,556
應抵所得税		**35,212**	45,104
預付款項及其他流動資產	27	**343,717**	313,368
短期銀行存款	28	**2,302,954**	2,324,728
現金及現金等價物	29	**1,555,723**	1,326,473
		5,806,876	5,135,265
資產總值		**7,027,283**	6,295,531
權益			
可分配給股東資本及儲備			
實收資本	32	**1,950,806**	1,776,315
儲備	33	**2,367,208**	2,171,729
留存收益	34		
－計劃期末現金股息	12	**261,408**	362,850
－其他		**1,469,581**	1,126,290
		6,049,003	5,437,184
少數股東權益		**109,664**	98,810
權益合計		**6,158,667**	5,535,994
負債			
非流動負債			
遞延所得税負債	20	**131**	180
流動負債			
應付賬款及預提費用	30	**768,529**	696,607
應付關聯方款	31	**92,550**	47,428
應交所得税		**4,419**	12,138
遞延收益		**2,987**	3,184
		868,485	759,357
負債合計		**868,616**	759,537
權益及負債合計		**7,027,283**	6,295,531
淨流動資產		**4,938,391**	4,375,908
總資產減流動負債		**6,158,798**	5,536,174

於二零一零年四月二十二日經董事會批准。

徐強
董事長

肖殷洪
董事

後附會計報表附註為本會計報表的組成部分。

資產負債表

（所有金額均以人民幣千元為單位）

	附註	於十二月三十一日 二零零九年	二零零八年
資產			
非流動資產			
物業、廠房及設備，淨值	14	**722,983**	821,951
預付租賃土地使用權，淨值	15	**90,326**	—
無形資產，淨值	16	**77,512**	10,129
於附屬公司的投資	17	**399,986**	53,709
於聯營公司的投資	18	**27,290**	27,290
遞延所得稅資產	20	**8,465**	5,974
其他長期資產	21	**2,698**	8,881
		1,329,260	927,934
流動資產			
應收賬款，淨值	23	**138,727**	118,402
應收關聯方款，淨值	24,39(3)	**1,193,564**	731,227
應收附屬公司，淨值	25	**20,280**	20,290
應收聯營公司	26	**10,478**	4,291
應抵所得稅		**29,094**	45,104
預付款項及其他流動資產	27	**195,770**	142,503
短期銀行存款	28	**1,989,038**	2,168,228
現金及現金等價物	29	**968,193**	737,985
		4,545,144	3,968,030
資產總值		**5,874,404**	4,895,964
權益			
可分配給股東資本及儲備			
實收資本	32	**1,950,806**	1,776,315
儲備	33	**1,998,075**	1,471,741
留存收益	34		
－計劃期末現金股息	12	**261,408**	362,850
－其他		**1,057,325**	837,888
權益合計		**5,267,614**	4,448,794
負債			
流動負債			
應付賬款及預提費用	30	**509,281**	401,642
應付關聯方款	31	**73,519**	34,628
應付附屬公司款		**23,990**	10,900
		606,790	447,170
權益及負債合計		**5,874,404**	4,895,964
淨流動資產		**3,938,354**	3,520,860
總資產減流動負債		**5,267,614**	4,448,794

於二零一零年四月二十二日經董事會批准。

徐強
董事長

肖殷洪
董事

後附會計報表附註為本會計報表的組成部分。

合併股東權益變動表

(所有金額均以人民幣千元為單位)

	附註	本公司權益持有人應佔 實收資本	儲備	留存收益	少數股東權益	合計
二零零八年一月一日餘額(已呈報)		1,776,315	1,296,834	1,259,580	85,997	4,418,726
因收購結算公司而作出之調整	6	—	697,496	1,878	—	699,374
二零零八年一月一日餘額(經重列)		1,776,315	1,994,330	1,261,458	85,997	5,118,100
本年利潤		—	—	637,973	16,656	654,629
其他綜合收益:						
外幣報表折算差異	33	—	(1,971)	—	—	(1,971)
綜合收益總額		—	(1,971)	637,973	16,656	652,658
分派二零零七年股利		—	—	(230,921)	—	(230,921)
附屬公司分派股利予少數股東		—	—	—	(3,843)	(3,843)
轉入儲備	33,34	—	179,370	(179,370)	—	—
二零零八年十二月三十一日餘額(經重列)		1,776,315	2,171,729	1,489,140	98,810	5,535,994

	附註	本公司權益持有人應佔 實收資本	儲備	留存收益	少數股東權益	合計
二零零九年一月一日餘額(已呈報)		**1,776,315**	**1,466,952**	**1,416,679**	**98,810**	**4,758,756**
因收購結算公司而作出之調整	6	**—**	**704,777**	**72,461**	**—**	**777,238**
二零零九年一月一日餘額(經重列)		**1,776,315**	**2,171,729**	**1,489,140**	**98,810**	**5,535,994**
本年利潤		**—**	**—**	**775,900**	**18,582**	**794,482**
其他綜合收益:						
外幣報表折算差異	33	**—**	**342**	**—**	**—**	**342**
綜合收益總額		**—**	**342**	**775,900**	**18,582**	**794,824**
收購物業發行之股份	6	**36,992**	**164,449**	**—**	**—**	**201,441**
收購結算公司發行之股份	6	**137,499**	**(137,499)**	**—**	**—**	**—**
與少數股東之交易		**—**	**(3,014)**	**—**	**(4,540)**	**(7,554)**
分派二零零八年股利	12	**—**	**—**	**(362,850)**	**—**	**(362,850)**
附屬公司分派股利予少數股東		**—**	**—**	**—**	**(3,188)**	**(3,188)**
轉入儲備	33,34	**—**	**171,201**	**(171,201)**	**—**	**—**
二零零九年十二月三十一日餘額		**1,950,806**	**2,367,208**	**1,730,989**	**109,664**	**6,158,667**

後附會計報表附註為本會計報表的組成部分。

合併現金流量表

(所有金額均以人民幣千元為單位)

	附註	截至十二月三十一日止年度 二零零九年	二零零八年
經營活動之現金流量			
經營活動提供之現金	35	**810,301**	648,992
企業所得税返還		**82,511**	30,114
企業所得税支出		**(192,750)**	(209,118)
經營活動提供之現金流量淨額		**700,062**	469,988
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(258,815)**	(362,542)
短期銀行存款到期		**3,059,728**	1,923,320
存入短期銀行存款		**(3,037,954)**	(2,404,099)
利息收入		**85,925**	103,558
取得附屬公司少數股東權益所支付現金		**(7,554)**	—
自聯營公司之股息收入		**920**	300
出售物業、廠房及設備所得款項		**310**	505
持有至到期投資收回		**—**	100,000
投資活動使用之現金流量淨額		**(157,440)**	(638,958)
融資活動之現金流量			
支付公司股東股息		**(309,364)**	(230,921)
已付附屬公司少數股東股息		**(3,188)**	(3,519)
融資活動使用之現金流量淨額		**(312,552)**	(234,440)
匯率變動對現金及現金等價物的影響額		**(820)**	(6,875)
現金及現金等價物增加(減少)淨額		**229,250**	(410,285)
年初現金及現金等價物		**1,326,473**	1,736,758
年終現金及現金等價物	29	**1,555,723**	1,326,473

後附會計報表附註為本會計報表的組成部分。

(除另有說明外，所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供航空信息技術服務及相關服務。

本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。註冊地址為中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層，郵編100190。

截至二零零九年十二月三十一日止，本公司於下列附屬公司及聯營公司擁有直接或間接權益。除中國民航信息網絡股份(香港)有限公司、中國民航信息網絡股份(新加坡)有限公司、中國民航信息網絡股份(韓國)有限公司、中國民航信息網絡股份(日本)有限公司、中國民航信息網絡股份(歐洲)有限公司和中國民航信息網絡股份(美國)有限公司是分別於香港、新加坡、韓國、日本、歐洲和美國註冊成立和運營的有限公司之外，其他附屬公司及聯營公司均屬於在中國大陸註冊成立及經營之有限公司。

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	人民幣	
附屬公司					
海南民航凱亞有限公司(「海南凱亞」)	1994年3月2日	64.78%	—	6,615,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
深圳民航凱亞有限公司(「深圳凱亞」)	1995年4月14日	61.47%	—	11,000,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝

(除另有說明外，所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	人民幣	
附屬公司(續)					
湖北民航凱亞有限公司(「湖北凱亞」)	1997年7月25日	50%	12.5%	5,000,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
重慶民航凱亞信息技術有限公司(「重慶凱亞」)	1998年12月1日	51%	—	9,800,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
雲南民航凱亞信息有限公司(「雲南凱亞」)	2000年6月15日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
天信達信息技術有限公司(「天信達」)	2000年9月20日	51%	49%	23,149,285	提供貨運管理服務和相關軟件和技術開發；提供技術支持，培訓和資訊服務

(除另有說明外，所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	人民幣	
附屬公司(續)					
中國民航信息網絡股份(香港)有限公司(「香港公司」)	2000年12月13日	100%	—	11,385,233	商業服務
廈門民航凱亞有限公司(「廈門凱亞」)	2001年9月14日	51%	—	10,000,000	計算機軟、硬件開發及數據網絡服務
青島民航凱亞系統集成有限公司(「青島凱亞」)	2002年1月11日	51%	—	9,990,000	計算機軟、硬件開發及數據網絡服務
西安民航凱亞科技有限公司(「西安凱亞」)	2002年7月9日	51%	—	5,000,000	計算機軟、硬件開發及數據網絡服務
新疆民航凱亞信息網絡有限責任公司(「新疆凱亞」)	2002年8月16日	51%	—	5,000,000	計算機軟、硬件開發及數據網絡服務
中國民航信息網絡股份(新加坡)有限公司(「新加坡公司」)	2005年10月21日	100%	—	481,568	硬件諮詢、系統諮詢服務
中國民航信息網絡股份(韓國)有限公司(「韓國公司」)	2005年12月28日	100%	—	403,677	計算機軟、硬件開發及數據網絡服務
中國民航信息網絡股份(日本)有限公司(「日本公司」)	2005年12月16日	100%	—	670,121	軟件開發供應、計算機設備維護服務
上海民航信息科技有限公司(「上海公司」)	2008年7月1日	100%	—	4,000,000	計算機軟、硬件開發及數據網絡服務

(除另有說明外，所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動 *(續)*

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	*人民幣*	
附屬公司 *(續)*					
廣州民航信息技術有限公司(「廣州公司」)	2008年9月28日	100%	—	4,000,000	計算機軟、硬件開發及數據網絡服務
中國民航結算有限責任公司(「結算公司」)	2007年10月26日	100%	—	759,785,000	結算、清算服務及相關信息系統開發與支持服務
北京亞科技術開發有限責任公司(「亞科公司」)	2007年10月30日	—	100%	16,121,600	信息系統開發、支持服務
北京航遠航空服務有限責任公司(「航遠公司」)	2007年10月31日	—	100%	1,500,000	機票、酒店代理服務
中國民航信息網絡股份(歐洲)有限公司(「歐洲公司」)	2009年3月23日	100%	—	4,680,000	技術服務、技術支持
中航信凱亞(北京)置業有限公司(「置業公司」)	2009年8月28日	100%	—	10,000,000	房地產開發、銷售自行開發的商品房承包、勞務分包及投資管理
中國民航信息網絡股份(美國)有限公司(「美國公司」)	2009年9月8日	100%	—	3,413,600	技術服務、技術支持

(除另有説明外，所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動(續)

於二零零九年三月三日，本公司獲取結算公司100%股權，及其附屬公司亞科公司和航遠公司，有關企業合併的詳細信息，請參照附註6。

於二零零九年十二月四日，香港公司自天信達的另一股東收購了其49%的股權。

本公司及其附屬公司以下統稱「本集團」。

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	人民幣	
聯營公司					
上海民航華東凱亞系統集成有限公司(「華東凱亞」)	1999年5月21日	41%	—	10,000,000	計算機軟、硬件開發和數據網絡服務
瀋陽民航東北凱亞有限公司(「東北凱亞」)	1999年11月2日	46%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
成都民航西南凱亞有限責任公司(「西南凱亞」)	1999年11月28日	44%	—	10,000,000	計算機軟、硬件開發和數據網絡服務
雲南航信空港網絡有限公司(「雲南空港」)	2003年4月1日	40%	—	15,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
黑龍江航信空港網絡有限公司(「黑龍江空港」)	2003年4月30日	50%	—	6,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務

（除另有說明外，所有金額均以人民幣千元為單位）

1. 組織結構及主要經營活動（續）

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
聯營公司（續）					
上海東美在線旅行社有限公司（「上海東美」）	2003年9月28日	50%	—	24,800,000	電子商務，計算機及配件的銷售，計算機、網絡、電子、信息專業及經濟信息諮詢
大連航信空港網絡有限責任公司（「大連空港」）	2005年1月28日	50%	—	6,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
河北航信空港網絡有限公司（「河北空港」）	2007年4月5日	50%	—	3,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
廣州空港航翼信息科技有限公司（「廣州空港」）	2007年12月24日	20%	—	20,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務

2. 編製基準

本集團的合併財務報表是根據國際財務報告準則編製。合併財務報表按照歷史成本法編製，並就按公平值透過損益記賬的財務資產和財務負債的重估而作出修訂。

本公司採用合併會計法(附註3(a)(i))對其同一控制下的企業合併進行入賬。因此，由於結算公司收購事項，本合併財務報告的比較數據已經重述，視同在最早一期的財務報告中已經合併了結算公司。詳情參考附註6。

編製符合國際財務報告準則的財務報表需要使用若干關鍵會計估計。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對合併財務報表屬重大假設和估計的範疇，在附註4中披露。

(a) 在二零零九年已生效的準則和修訂

本集團已於二零零九年一月一日採納下列新訂和已修訂國際財務報告準則:

- 國際會計準則7「金融工具－披露」(修訂)－自二零零九年一月一日起生效。此項修訂要求提高有關公允價值計量和流動性風險的披露。此修訂特別要求按公允價值的計量架構披露公允價值計量。由於會計政策的改變只導致額外披露，故此對每股收益並無影響；

- 國際會計準則1(修訂)「財務報表的列報」－自二零零九年一月一日起生效。此項修訂準則禁止在權益變動表中列報收益及費用項目(即「非權益持有者的權益變動」)，並規定「非權益持有者的權益變動」在綜合收益表中必須與權益持有者的權益變動分開列報。因此，本集團在合併權益變動表中列報全部所有者的權益變動，而非權益持有者的權益變動則在綜合收益表中列報。比較數字已重新列報，以符合修訂準則。由於會計政策的改變只影響列報方面，故此對每股收益並無影響；

- 國際財務報告準則8「經營分部」－由二零零九年一月一日起生效。國際財務報告準則8取代了國際會計準則14「分部報告」，並將分部報告與美國準則SFAS 131「有關企業分部和相關資料的披露」的規定統一起來。此項新準則要求採用「管理層方法」，即分部數據須按照與內部報告所採用的相同基準列報；

  分部的列報方式與向首席經營決策者提供的內部報告趨於一致，首席經營決策者為本公司的總經理。

2. 編製基準（續）

(b) 沒有生效且本集團並未在早期採用的準則

- 國際會計準則24（修訂）「關聯方披露」－由二零一一年一月一日起生效。此修訂對國際會計準則24－有關政府相關主體之間和與政府進行交易的所有披露規定進行了豁免。此等披露由一項如下披露規定所取代：政府名稱與他們關係的性質；及任何個別重大交易的性質和數額；及整體而言在意義上或數額上任何屬重大的交易。此修訂亦澄清和簡化了關聯方的定義。

(c) 沒有生效且本集團在早期採用的準則

- 本集團在二零零九年提早採納國際財務報告準則3（修訂）「業務合併」，並自二零零九年一月一日起開始應用。此項修訂準則繼續對業務合併應用購買法，但有些重大更改。例如，收購業務的所有付款必須按收購日期的公允價值記錄，而分類為債務的或有付款其後須在綜合收益表重新計量。個別收購基準有不同選擇方案，可按公允價值或按非控制性權益應佔被收購方淨資產的比例，計量被收購方的非控制性權益。所有收購相關成本必須支銷。由於本集團本年度除同一控制下企業合併（附註6）外，並無其他企業合併，故此國際財務報告準則3（修訂）對本期間沒有重大影響；

- 由於本集團已在二零零九年提早採納國際財務報告準則3（修訂），故其需要同時提早採納國際會計準則27（修訂）「合併及單獨財務報表」。國際會計準則27（修訂）規定，如控制權沒有改變，則所有與少數股東進行的交易的影響必須在權益中呈列，而此等交易將不再導致商譽或盈虧。此項準則亦列明失去控制權時的會計處理方法。任何在主體內的剩餘權益按公允價值重新計量，並在綜合收益確認利得或損失。此國際會計準則27（修訂）的提早採用對本期間沒有重大影響。

3. 主要會計政策

本公司及其附屬公司在編製會計報表時所採納的主要會計政策如下。除另有說明外，此等政策在所呈報的所有年度內應用。

(a) 綜合基準

本集團合併財務報表包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

(i) 同一控制合併的合併會計法

合併財務報表包括同一控制合併的合併實體或業務的財務報表，猶如自該等合併實體或業務首次受控制方控制當日起已經合併一般。

合併實體或業務的資產淨值乃按控制方的現有賬面值進行合併。在同一控制合併時並無就商譽或於被收購公司的可識別資產、負債及或然負債的公允淨值高出成本的部分確認任何金額，並以控制方持續擁有權益為限。

綜合收益表包括自最早呈列日期起或自該等合併實體或業務首次受同一控制日期起以期限較短者為準(與同一控制合併的日期無關)的業績。

合併財務報表的比較金額乃按猶如該等實體或業務於先前結算日或其首次受同一控制當日起(以期限較短者為準)已合併的方式呈列。

與採用合併會計法入賬之同一控制合併有關的交易成本(包括專業費用、註冊費、向股東提供數據的成本、為合併原獨立運營之業務所產生的成本或虧損等)於發生年度確認為支出。

3. 主要會計政策*(續)*

(a) 綜合基準*(續)*

(ii) 附屬公司

附屬公司指本集團有權管控其財政及經營政策的所有主體(包括特殊目的主體)，一般附帶超過半數投票權的股權。在評定本集團是否控制另一主體時，目前可行使或可轉換的潛在投票權的存在及影響均予考慮。附屬公司在控制權轉移至本集團之日全面合併入賬。附屬公司在控制權終止之日起終止合併入賬。

購買會計法乃用作本集團除同一控制下企業合併(附註3(a)(i))外的業務合併的入賬方法。就收購附屬公司而轉讓的對價為本集團轉讓資產、產生負債和發行權益的公允價值。所轉讓的對價包括或有對價安排產生的任何資產或負債的公允價值。購買相關成本在產生時支銷。在業務合併中所收購可辨認的資產以及所承擔的負債及或有負債，初始步以彼等於收購日期的公允價值計量。對於個別收購基準，本集團按公允價值或按非控制性權益應佔被購買方淨資產的比例，計量被收購方的非控制性權益。

所轉讓對價的差額、被收購方的任何非控制性權益數額，以及被收購方任何之前權益在收購日期的公允價值超過本集團應佔所收購可辨認資產淨值的公允價值記錄為商譽。就廉價購買而言，若該數額低於所購入附屬公司資產淨值的公允價值，該差額直接在綜合收益表中確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

於本公司之資產負債表內，於附屬公司投資乃按成本扣除累計減值(見附註3(g))入賬。本公司按已收及應收股息將附屬公司之業績入賬。

3. 主要會計政策（*續*）

(a) 綜合基準（*續*）

(iii) 交易及少數股東權益

本集團將其與非控制性權益進行的交易視為與本公司權益股東進行的交易。對於來自少數股東權益的購買，所支付的任何對價與相關應佔所收購附屬公司淨資產賬面值的差額記錄為權益。向少數股東權益的處置所得的盈虧亦記錄在權益中。

(iv) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%-50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。

本集團應佔聯營公司的收購後利潤或虧損於綜合收益表內確認，而應佔其收購後儲備的變動則於儲備賬內確認。累計之收購後變動於投資賬面值中調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益，按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

聯營公司的攤薄盈虧於綜合收益表確認。

於本公司之資產負債表內，於聯營公司投資乃按成本扣除累計減值（附註3(g)）入賬。本公司按已收及應收股息將聯營公司之業績入賬。

3. 主要會計政策(續)

(b) 外幣

(i) 功能和列賬貨幣

本集團每個主體的財務報表所列項目均以該主體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。合併財務報表以人民幣呈報，人民幣為本公司的功能及列賬貨幣。除香港公司、新加坡公司、韓國公司、日本公司、歐洲公司和美國公司外的其他附屬公司的功能貨幣為人民幣。

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在綜合收益表確認。但作為合資格現金流量對沖或投資淨額對沖而撥入股本遞延處理之匯兑損益則不在此限。

匯兑損益計入綜合收益表中財務收入或成本中。

以外幣為單位被分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其他變動所產生的匯兑差額進行分析。與攤銷成本變動有關的匯兑差額確認為盈利或虧損，賬面值的其他變動則於權益中確認。

非貨幣性金融資產及負債(例如以公允價值計量且其變動計入損益的權益)的折算差額列報為公允價值利得和損失的一部份。非貨幣性金融資產及負債(例如分類為可供出售的權益)的折算差額包括在權益中可供出售儲備內。

3. 主要會計政策 *(續)*

(b) 外幣 *(續)*

(iii) 集團公司

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣：

- 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算；

- 每份綜合收益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算)；及

- 所有由此產生的匯兑差額確認為權益的獨立組成項目。

在合併賬目時，換算海外業務的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的匯兑差額列入股東權益。當售出或清理部份海外業務時，該等匯兑差額在綜合收益表確認為出售盈虧的一部份。

3. 主要會計政策(續)

(c) 物業、廠房及設備

物業、廠房及設備，乃按歷史成本減累計折舊及累計減值虧損後入賬。資產的歷史成本包括其購買價格及將其運送至運作地點並達使用狀態而應佔的任何直接費用。在物業、廠房及設備投入使用後發生的費用，例如維修保養和檢修費用，一般於產生該等支出的年度作為費用處理。若有關支出能明確顯示其能增加預計從運用該資產而產生的經濟效益，且該支出的成本能可靠計量時，該支出將被資本化。

物業、廠房和設備的折舊按其估計可使用年限並扣除估計殘值後以直線法計提。物業、廠房和設備估計可使用年限如下：

房屋建築物	20-30年
計算機系統及軟件	3-11年
汽車	6年
傢具、裝置及其他設備	4-9年
經營性租入固定資產改良	在租賃期內

資產的殘值及可使用年限在每個資產負債表日進行審查，並在適當時調整。

若資產的賬面值高於其估計可收回價值，其賬面值實時撇減至可收回金額(附註3(g))。

出售盈虧按所得款與賬面值的差額釐定，並在綜合收益表內確認。

在建工程按成本值入賬。成本值包括建築工程成本和採購成本，及用作該等資產的借款於興建、安裝及測試期間所產生的借貸成本。當在建工程沒有完工或可投入使用前，並不計提折舊。

3. 主要會計政策(續)

(d) 無形資產

無形資產主要包括所購買計算機軟件。

購入的計算機軟件按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按3-5年以直線法攤銷。

與開發或維護計算機軟件程序有關的成本在產生時確認為費用。

(e) 租賃土地使用權

租賃土地使用權是在中國的土地使用權的購入成本，按成本減累計攤銷和減值損失計量。成本系為獲得此中華人民共和國土地使用權而支付價款。土地使用權的攤銷是在土地使用權期限內按直線法計算。

(f) 研究及開發成本

研究及開發支出於產生期間內作為費用列支，惟嚴格遵守以下條件之軟件開發成本除外：

- 完成該無形資產是技術性可行的，以致其可供使用或出售；
- 管理層有意完成該無形資產並使用或出售；
- 有能力使用或出售該無形資產；
- 能夠證明無形資產如何將產生可能的未來經濟利益；
- 有足夠的技術性、財務和其他資源以完成開發並使用或出售該無形資產；及
- 無形資產在開發期內應佔的支出能夠可靠地計量。

被資本化之開發成本按其預計可使用年限以直線法攤銷，攤銷期一般不超過五年。截至二零零九年十二月三十一日止年度，由於並未符合上述所有條件，故並無開發成本被資本化(二零零八年：零)。

3. 主要會計政策(續)

(g) 附屬公司、聯營公司及非財務資產投資的減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之間較高者為準。於評估減值時，資產按可分開識辨現金流量(現金產生單位)的最低層次組合。除商譽外，已蒙受減值的資產在每個報告日期均就減值是否可以撥回進行檢討。

(h) 財務資產

本集團將其財務資產分類為以下類別：按公平值透過損益記賬持至到期日財務資產、貸款及應收款，以及可供出售。分類視乎購入財務資產之目的。管理層在初始確認時釐定財務資產的分類。

(i) 按公平值透過損益記賬的財務資產

按公平值透過損益記賬的財務資產指持有作買賣用途的財務資產。財務資產若在購入時主要用作在短期內出售，則分類為此類別。在此類別的資產分類為流動資產。

(ii) 持至到期日財務資產

持至到期日財務資產為有固定或可釐定付款以及固定到期日的非衍生財務資產，而本集團管理層有明確意向及能力持有至到期日。如本集團將出售持至到期日財務資產非微不足道的數額，整個類別將被重新分類為可供出售。除了到期日由結算日起計不足12個月的持至到期日財務資產分類為流動資產外，此等資產列入非流動資產內。持至到期日財務資產利用實際利息法按攤銷成本列賬。

(iii) 貸款及應收款

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生金融資產。此等項目包括在流動資產內，但若到期日由結算日起計超過12個月者，則分類為非流動資產。

3. 主要會計政策 *(續)*

(h) 財務資產 *(續)*

(iv) 可供出售財務資產

可供出售財務資產為被指定作此類別或並無分類為任何其他類別之非衍生工具。除非管理層有意在結算日後12個月內出售該項投資，否則此等資產列在非流動資產內。

定期購入及出售的財務資產在交易日確認－交易日指本集團承諾購入或出售該資產之日。對於並非按公平值透過損益記賬的所有財務資產，其投資初步按公平值加交易成本確認。按公平值透過損益記賬的財務資產，初步按公平值確認，而交易成本則在綜合收益表支銷。當從投資收取現金流量的權利已經到期或已經轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，財務資產即終止確認。可供出售財務資產及按公平值透過損益記賬的財務資產其後則按公平值列賬。

來自「按公平值透過損益記賬的財務資產」類別的公平值變動所產生的盈虧，列入產生期間的綜合收益表內。來自按公平值透過損益記賬的財務資產的股息，當本集團收取有關款項的權利確定時，在綜合收益表內確認。

以外幣為單位並分類為可供出售的貨幣性證券的公允價值變動，按照證券的攤銷成本變動與該證券賬面值的其它變動所產生的折算差額進行分析。貨幣性證券的折算差額在損益表確認；非貨幣性證券的折算差額在其它綜合收益中確認。分類為可供出售的貨幣性及非貨幣性證券的公允價值變動在其它綜合收益中確認。

當分類為可供出售的證券售出或減值時，在權益中確認的累計公平值調整列入綜合收益表內作為投資證券的盈虧。

可供出售證券利用實際利息法計算的利息在綜合收益表內確認為部份其他收入。至於可供出售權益工具的股息，當本集團收取有關款項的權利確定時，在綜合收益表內確認為部份其他收入。

3. 主要會計政策 *(續)*

(h) 財務資產 *(續)*

有報價之投資的公平值根據當時的買盤價計算。若某項財務資產的市場並不活躍(及就非上市證券而言)，本集團利用重估技術設定公平值。這些技術包括利用近期公平原則交易、參考大致相同的其他工具、貼現現金流量分析法和期權定價模式，充份利用市場數據而儘量少依賴實體特有的數據。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產已經減值。對於分類為可供出售的股權證券，證券公平值若大幅度或長期跌至低於其成本值，會被視為證券已經顯示減值。若可供出售財務資產存在此等證據，累計虧損－按收購成本與當時公平值的差額，減該財務資產之前在綜合收益表確認的任何減值虧損計算－自權益中剔除並在綜合收益表記賬。在綜合收益表確認的股權工具減值虧損不會透過綜合收益表撥回。應收賬款的減值測試在附註3(k)中説明。

(i) 經營租賃(作為承租人)

與資產擁有權有關之大部分收益及風險由出租人享有或承擔的租賃均視為經營租賃。經營租賃的租金支出(扣除自出租人收取之任何獎勵金後)在租賃期間內以直線法列作費用。

(j) 存貨

存貨主要包括銷售設備、零件及耗材，以成本和可變現淨值孰低法入賬。成本以先進先出法計算，包括所有的採購成本及將存貨運送至現時地點和狀態所發生的其他成本。可變現淨值按預計正常銷售價格減預計的完工成本和必要銷售成本來確定。

3. 主要會計政策(續)

(k) 應收賬款及其他應收款

應收賬款及其他應收款以公允價值確認,其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時,即就業務及其他應收款設定減值撥備。債務人之重大財務困難、債務人可能破產或進行財務重組,以及拖欠或逾期付款,均被視為是應收賬款已減值的跡象。撥備金額為資產賬面值與按實際利率貼現的估計未來現金流量的現值兩者的差額。資產的賬面值透過使用備付賬戶削減,而有關的虧損數額則在綜合收益表內的營業成本中確認。如一項應收賬款無法收回,其會與業務應收款內的備付賬戶撤銷。之前已撤銷的款項如其後已收回,將撥回綜合收益表中的營業成本內。

(l) 現金及現金等價物

現金及現金等價物包括手頭現金、銀行通知存款以及原到期日為三個月或以下的其他短期高流動性投資,以及銀行透支。

(m) 應付賬款及其他應付款

應付賬款及其他應付款以公允價值確認,其後利用實際利息法按攤銷成本計量。

3. 主要會計政策 *(續)*

(n) 稅項

(i) 當期所得稅

當期所得稅支出根據本公司附屬公司及聯營公司營運及產生應課稅收入的國家於結算日已頒佈或實質頒佈的稅務法例計算。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

(ii) 遞延所得稅

遞延所得稅利用負債法就資產和負債的稅基與資產和負債在合併財務報表的賬面值之差額產生的暫時差異全數撥備。然而，若遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧，則不作記賬。遞延稅項採用在結算日前已頒佈或實質頒佈，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。當預計將來可能有足夠的應課稅利潤供暫時性差異轉回使用時，遞延稅項資產才被確認。遞延稅項乃就附屬公司及聯營公司產生之應課稅短暫差異而確認，惟集團倘可以控制短暫差異之撥回，並有可能在可預見將來不會撥回則除外。

當有法定可執行權力將當期稅項資產與當期稅務負債抵銷，且遞延所得稅資產和負債涉及由同一稅務機關對應課稅主體或不同應課稅主體但有意向以淨額基準結算所得稅結餘時，則可將遞延所得稅資產與負債互相抵銷。

(iii) 其他稅項

其他稅項負債根據中國政府當局頒佈之規定而作出準備。

3. 主要會計政策 *(續)*

(o) 員工福利

(i) 退休金責任

本集團的全職員工享有政府資助的退休金計劃，據此，僱員根據若干計算方式享有每月支付的退休金。有關政府機構須負責向該等已退休員工支付退休金。本集團每月向該等退休金計劃供款。

自二零零七年一月一日起，本公司開始施行一項補充退休金計劃，該計劃主要為通過保險公司對退休金進行管理。

對於設定供款計劃，本集團以強制性、合約性或自願性方式向公開或私人管理的退休保險計劃供款。本集團作出供款後，即無進一步付款責任。供款在應付時確認為僱員福利開支。

(ii) 其他員工福利

本集團的中方在職職工參加由政府機構設立及管理的職工社會保障體系，包括醫療保險、住房公積金及其他社會保障制度。除此以外，本集團並無其他重大職工福利承諾。

根據有關規定，本集團按工資總額的一定比例且在不超過規定上限的基礎上提取福利費及公積金，並向勞動和社會保障機構繳納，相應的支出計入當期成本或費用。

(p) 準備

僅在本集團因過往事件而導致現有債務責任(法定或推定)及包括經濟利益的資源流出可能(即有較大的可能性)將需要用以清償該債務責任，以及債務責任的金額可被可靠估計的情況下，準備方被確認。不就未來營運虧損確認準備。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認準備。

準備採用稅前折扣率按照預期需償付有關責任的現值計量，該利率反應當時市場對金錢時間值和有關責任固有風險的評估。隨著時間過去而增加的準備確認為利息開支。

3. 主要會計政策(續)

(q) 收入確認

收入包括集團日常經營過程中所提供服務的公允價值，在扣除增值稅、銷售折扣和集團內部銷售後列示。

當收益的數額能夠可靠計量、未來經濟利益很有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團便會將收益確認。除非與銷售有關的所有或然事項均已解決，否則收益的數額不被視為能夠可靠計量。本集團會根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

- 航空信息技術服務，數據網絡服務及結算和清算服務之收入於提供服務時予以確認；
- 設備銷售收入於重大風險及貨物所有權轉於買方時予以確認；
- 當項目完成程度可以可靠的估計時，為客戶開發信息系統與設備安裝項目相關的收入根據項目的完成程度加以確認。項目的完成程度根據已發生的成本佔項目估計總成本的比例加以確定。當提供勞務的交易結果不能可靠估計時，收入的確認只限於已經確認可獲補償成本的金額。當履行合同很可能產生損失時，將估計的全部最終損失確認為成本；
- 利息收入依據銀行存款本金及適用利率，以時間比例為基準確認；及
- 股息收入於收取股息的權利確定時確認。

(r) 股息分派

向本公司股東分派的股息在股息獲本公司股東批准的期間內於本集團的財務報表內列為負債。

3. 主要會計政策(續)

(s) 股本

普通股被列為權益。強制性可贖回優先股列為負債。

直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除稅項)。

如任何集團公司購入本公司的權益股本(庫存股份)，所支付的代價，包括任何直接所佔的新增成本(扣除所得稅)，自本公司權益持有人應佔的權益中扣除，直至股份被註銷或重新發行為止。如股份其後被重新發行，任何已收取的代價，扣除任何直接所佔的新增交易成本及相關的所得稅影響，包括在本公司權益持有人的應佔權益內。

(t) 分部報表

營運分部按照與向主要經營決策者提供的內部報告貫徹一致的方式報告。主要經營決策者負責分配資源和評估營運分部的表現，被認定為本公司總經理。

4. 關鍵會計估算及判斷

在編製國際財務報告準則下的財務報表時，本集團需對未來不確定事項作出估計和假設。估計和判斷會被持續評估，並根據過往經驗和其他因素進行評價，包括在有關情況下相信為合理的對未來事件的預測。在不同的假設和情況下，實際結果可能會與估計有所差異。

如下所述的估計和假設可能會在下一個財政年度內對資產和負債的賬面價值有重大調整的風險：

(a) 固定資產折舊

本集團對固定資產採用直線法按其估計可用年期進行折舊，採取足夠的折舊率，以沖銷其成本的數額減去累計減值損失以及估計剩餘價值後的重估金額。本集團定期審閱固定資產的可使用年期，以確保折舊方法和折舊率符合相關固定資產產生經濟效益的模式。本集團對於固定資產的可使用年期的估計(詳見附註3(c))乃基於本集團使用同類資產的歷史經驗，並考慮預期的技術變化。如果先前的估計有重大變化，則對未來的折舊費用進行調整。

4. 關鍵會計估算及判斷(續)

(b) 資產減值損失

在各資產負債表日，本集團同時參考內部與外部數據以評估資產是否出現了減值。若存在該等跡象，則須估計相關資產的可回收金額以及確認減值損失，將資產的賬面金額減至可回收金額。如果先前對資產可回收金額的估計有重大變化，則會對未來的減值計提有所影響。

(c) 所得税及遞延税撥備

本集團在中國及其他司法權區繳納所得税。在釐定所得税撥備時，需要作出重大判斷。在一般業務過程中，部分交易和計算所涉及的最終税務釐定都是不確定的。本集團根據對是否需要繳付額外税款的估計，就預期税務審計項目確認負債。如此等事件的最終税務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得税和遞延税撥備。

(d) 離港技術延伸費

本集團的離港技術延伸費乃根據與客戶商議的價格計算，在若干情況下，若未能達成最終協議，管理層會考慮商議的進度並考慮過往經驗與行業表現對計提的費用進行估計。

5. 收入

收入基本包括本集團因就提供其航空信息技術服務，結算和清算服務及相關數據網絡服務等業務而收取的費用。此等收費大部分來自公司股東。

6. 企業合併

誠如本公司日期為二零零八年六月二十日的通函、日期為二零零八年五月二十六日及二零零八年七月三十一日的公告所載列，本公司擬收購中國民航信息集團公司(「民航信息集團」)於結算公司的全部股權及位於中國北京朝陽區東興裏的一處物業(「物業」)。結算公司主要從事於為民航公司和其他航空業公司提供結算、清算服務及相關信息系統開發與支持服務。該收購已於二零零九年三月三日完成，代價為經本公司於完成後向民航信息集團發行及配售174,491,393股新內資股支付(137,499,218股用於收購結算公司，36,992,175股用於收購物業)。

由於收購前和收購後，本公司和結算公司均受民航信息集團同一控制，因此此次交易處理為同一控制下企業合併。本公司採用合併賬務法處理(詳見附註3(a)(i))。因此，合併財務報表的比較數據已進行調整，猶如結算公司於最早呈報期間已被合併一般。下表為該次同一控制下企業合併對合併資產負債表的影響。

	二零零九年十二月三十一日				
	集團未合併結算公司	結算公司	調整		合併
	人民幣千元	*人民幣千元*	*人民幣千元*	*(附註)*	*人民幣千元*
資產					
非流動資產	1,407,099	141,491	(328,183)	(ii)	1,220,407
流動資產	4,844,643	968,128	(5,895)	(i)	5,806,876
資產合計	6,251,742	1,109,619	(334,078)		7,027,283
所有者權益					
股本	1,950,806	759,785	(759,785)	(ii)	1,950,806
儲備	1,990,614	(46,094)	422,688	(ii)	2,367,208
留存收益	1,566,787	155,288	8,914	(ii)	1,730,989
少數股東權益	109,664	—	—		109,664
所有者權益合計	5,617,871	868,979	(328,183)		6,158,667
負債					
非流動負債	131	—	—		131
流動負債	633,740	240,640	(5,895)	(i)	868,485
負債合計	633,871	240,640	(5,895)		868,616
負債和所有者權益合計	6,251,742	1,109,619	(334,078)		7,027,283

附註： 上述調整為i)本公司與結算公司間流動資產和負債餘額的抵銷；ii)本公司與結算公司長期投資的抵銷。

6. 企業合併 *(續)*

	二零零八年十二月三十一日				
	集團未合併結算公司	**結算公司**	**調整**		**合併**
	人民幣千元	*人民幣千元*	*人民幣千元*	*(附註)*	*人民幣千元*
資產					
非流動資產	1,007,222	153,044	—		1,160,266
流動資產	4,233,985	906,180	(4,900)	(i)	5,135,265
資產合計	5,241,207	1,059,224	(4,900)		6,295,531
所有者權益					
股本	1,776,315	759,785	(759,785)	(ii)	1,776,315
儲備	1,466,952	(55,008)	759,785	(ii)	2,171,729
留存收益	1,416,679	72,461	—		1,489,140
少數股東權益	98,810	—	—		98,810
所有者權益合計	4,758,756	777,238	—		5,535,994
負債					
非流動負債	180	—	—		180
流動負債	482,271	281,986	(4,900)	(i)	759,357
負債合計	482,451	281,986	(4,900)		759,537
負債和所有者權益合計	5,241,207	1,059,224	(4,900)		6,295,531

附註： 上述調整為i)本公司與結算公司間流動資產和負債餘額的抵銷；ii)由於收購結算公司，增加本公司的儲備。

本集團董事在參考了房屋建築物部分與土地部分的公允價值後，將收購物業的全部代價在房屋建築物和土地部分進行了分攤。建築物部分人民幣109百萬元確認為物業、廠房及設備；土地使用權92百萬元確認為預付租賃土地使用權。

7. 除稅前利潤

除稅前利潤已扣除及計入下列各項：

	二零零九年 人民幣千元	二零零八年 人民幣千元
已扣除：		
折舊	**296,134**	317,120
無形資產攤銷	**35,994**	8,267
經營性租入固定資產改良攤銷	**6,025**	6,890
租賃土地使用權攤銷	**2,057**	404
出售物業、廠房及設備的虧損	**546**	609
計提應收賬款減值撥備	**29,418**	6,125
計提物業、廠房及設備減值撥備	**20,748**	—
存貨銷售成本	**45,409**	27,761
退休福利	**60,976**	50,993
核數師酬金	**2,371**	2,238
住房公積金供款	**27,347**	22,784
研究與開發費用	**292,162**	295,725
已計入：		
利息收入	**(81,188)**	(91,973)
匯兑收益	**(4,264)**	(5,649)

8. 董事、監事及高級管理層薪酬

(1) 董事及監事薪酬

下表列示了在二零零九年向本公司每位董事及監事支付的酬金(含税):

	截至二零零九年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含僱主供款)	員工酌情獎金	員工退休計劃僱主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
執行董事						
徐強**(董事長)(i)	—	—	261	—	40	301
崔志雄**(ii)	—	—	261	—	51	312
肖殷洪(ii)	—	—	233	321	45	599
朱曉星(vi)	—	—	222	277	47	546
非執行董事						
王全華*	—	—	—	—	—	—
羅朝庚*	—	—	—	—	—	—
曹光福*(v)	—	—	—	—	—	—
榮剛**(vi)	—	—	233	—	48	281
孫湧濤**(vi)	—	—	233	—	48	281
劉德俊*(vi)	—	—	—	—	—	—
夏毅*(vi)	—	—	—	—	—	—
宋箭*(vi)	—	—	—	—	—	—
宮國魁*(vi)	—	—	—	—	—	—

8. 董事、監事及高級管理層薪酬(續)

(1) 董事及監事薪酬(續)

董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含僱主供款)	員工酌情獎金	員工退休計劃僱主供款	合計
	截至二零零九年十二月三十一日止年度					
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
獨立非執行董事						
易永發	120	—	—	—	—	120
蔡敬金	120	—	—	—	—	120
袁耀輝	120	—	—	—	—	120
監事						
李曉軍**	—	—	233	—	48	281
杜紅鷹*	—	—	—	—	—	—
敬公斌*(vi)	—	—	—	—	—	—
張亞坤*(vi)	—	—	—	—	—	—
喻龔冰*	—	—	—	—	—	—
高京屏(職工代表監事)	—	—	193	260	45	498
王小敏(職工代表監事)(vi)	—	—	326	58	41	425
張欣(職工代表監事)(vi)	—	—	192	37	34	263
饒戈平(獨立監事)	50	—	—	—	—	50

8. 董事、監事及高級管理層薪酬(續)

(1) 董事及監事薪酬(續)

下表列示了在二零零八年向本公司每位董事及監事支付的酬金(含稅)：

	截至二零零八年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含僱主供款)	員工酌情獎金	員工退休計劃僱主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
執行董事						
徐強**(董事長)(i)	—	—	—	—	—	—
崔志雄**(ii)	—	—	—	—	—	—
肖殷洪(ii)	—	—	199	255	41	495
朱曉星(vi)	—	—	206	266	44	516
丁衛平(iv)	—	—	101	315	41	457
宋金箱(iv)	—	—	92	305	38	435
非執行董事						
王全華*	—	—	—	—	—	—
羅朝庚*	—	—	—	—	—	—
宮國魁*(iv)	—	—	—	—	—	—
榮剛**(vi)	—	—	—	—	—	—
孫湧濤**(vi)	—	—	—	—	—	—
劉德俊*(vi)	—	—	—	—	—	—
夏毅*(vi)	—	—	—	—	—	—
宋箭*(vi)	—	—	—	—	—	—
朱永*(iii)	—	—	—	—	—	—

8. 董事、監事及高級管理層薪酬（續）

(1) 董事及監事薪酬（續）

截至二零零八年十二月三十一日止年度

董事及監事姓名	董事袍金 人民幣千元	董事花紅 人民幣千元	員工薪金及福利津貼（含僱主供款） 人民幣千元	員工酌情獎金 人民幣千元	員工退休計劃僱主供款 人民幣千元	合計 人民幣千元
獨立非執行董事						
易永發	120	—	—	—	—	120
蔡敬金	120	—	—	—	—	120
袁耀輝	120	—	—	—	—	120
監事						
李曉軍**	—	—	—	—	—	—
杜紅鷹*	—	—	—	—	—	—
敬公斌*(vi)	—	—	—	—	—	—
張亞坤*(vi)	—	—	—	—	—	—
喻龔冰*	—	—	—	—	—	—
高京屏（職工代表監事）	—	—	191	244	42	477
王小敏（職工代表監事）(vi)	—	—	93	269	39	401
張欣（職工代表監事）(vi)	—	—	77	131	32	240
饒戈平（獨立監事）	50	—	—	—	—	50

8. 董事、監事及高級管理層薪酬 *(續)*

(1) 董事及監事薪酬 *(續)*

* 這些董事及監事為本公司之股東或其附屬公司之僱員，並由本公司之股東或其附屬公司支付酬金。由於董事認為難以將有關金額就他們對本集團提供的服務以及對本公司控股公司或附屬公司提供的服務進行分配，故此並無作出分攤。

** 該董事(或監事)於二零零八年為中國民航信息集團公司(本公司之股東)之僱員，並由中國民航信息集團公司支付酬金。自二零零九年起，該董事(或監事)成為本公司僱員，由本公司支付其酬金。

(i) 於二零零八年五月二十日獲委任
(ii) 於二零零八年十月十七日獲委任
(iii) 於二零零八年五月二十日離任
(iv) 於二零零八年十月十七日離任
(v) 於二零零九年三月三日獲委任
(vi) 於二零零九年三月三日離任

(2) 五位最高薪酬人士

本年度本集團最高薪酬的五位人士包括一位(二零零八年：兩位)董事，他們的薪酬在上文呈報的分析中反映。本年度支付予其餘四位(二零零八年：三位)人士的薪酬如下：

	二零零九年 ***人民幣千元***	二零零八年 *人民幣千元*
基本工資及津貼	**1,150**	574
酌情獎金	**657**	732
退休金	**177**	125
	1,984	1,431

截至二零零九年十二月三十一日止年度，每個董事及五位最高薪員工的年度酬金均介於人民幣零元至一百萬元(二零零八年：人民幣零元至一百萬元)。

截至二零零九年十二月三十一日止年度，概無任何董事及五位最高薪員工放棄或同意放棄任何酬金(二零零八年：零)，而本公司也無向任何董事、監事或高級管理人員及五位最高薪員工支付任何酬金，作為加入本公司的獎勵或離開公司的損失補償(二零零八年：零)。

(除另有說明外，所有金額均以人民幣千元為單位)

9. 退休福利

所有本集團的全職員工均可享受政府制訂的退休計劃。根據該計劃，退休員工每年可領取相當於他們退休時基本工資的退休金。這些退休金由中國政府負責支付。本集團於截至二零零九年十二月三十一日止年度，按員工基本工資的20%(二零零八年：20%)之不超過政府部門規定上限部分向國家資助的退休計劃供款。本集團截至二零零九年十二月三十一日止年度所支付的退休供款約為人民幣41.9百萬元(二零零八年：人民幣33.8百萬元)。該金額記錄在人工成本中。

此外，於二零零七年一月一日起，本公司建立了補充設定供款年金計劃，此計劃由保險公司負責管理。截至二零零九年十二月三十一日止年度，本集團為這一計劃所提供的年度供款約為人民幣19.1百萬元(二零零八年：人民幣17.2百萬元)。該金額記錄在人工成本中。

根據上述計劃，本集團除提取退休金供款外，並無其他任何支付退休福利義務。

於二零零九年十二月三十一日，本集團無沒收供款(二零零八年：無)可供用於抵減其於未來年度向本集團管理的定額供款退休金計劃所作供款。

10. 住房公積金

所有本集團的全職員工有權參加一個國家資助的住房公積金計劃。員工可用公積金購買房屋或於退休時一次性支取。本集團每年按職工基本工資的固定百分比向政府資助的住房公積金供款。截至二零零九年十二月三十一日止年度，本集團對住房公積金支付的供款約為人民幣27.3百萬元(二零零八年：人民幣22.8百萬元)。該金額記錄在人工成本中。

截至二零零九年十二月三十一日僱員人數為4,097人(二零零八年：3,621人)。

11. 稅項

所得稅

	二零零九年 *人民幣千元*	二零零八年 *人民幣千元*
當期所得稅		
一中國企業所得稅	**112,333**	61,826
一海外利得稅	**80**	869
遞延所得稅	**(3,246)**	5,416
	109,167	68,111

除香港公司、新加坡公司、日本公司、韓國公司、歐洲公司和美國之外，本集團之稅項乃按適用於中國大陸企業之稅法及規則徵收。本集團乃按其以法定財務報告之基準，並以就稅項而言毋須課稅之收入及不可抵稅之支出項目作出調整後的利潤計提中國企業所得稅。海外利得稅乃按本集團經營範圍內各地適用稅率及評估之課稅利潤計算。

根據中華人民共和國所得稅法(「新所得稅法」)，自二零零八年起法定企業所得稅稅率為25%。

獲得高新技術企業認定的企業依據新所得稅法仍享受企業所得稅15%的優惠稅率。於二零零八年十二月，本公司根據新所得稅法再次被評定為高新技術企業，可以自二零零八年至二零一零年享受15%的優惠稅率。

依據新所得稅法，本公司中國境內之附屬公司分別適用15%至25%的稅率。

11. 稅項(續)

所得稅(續)

於二零零九年度及二零零八年度按法定加權平均稅率而計算出的理論稅額與綜合收益表中的實際稅額之差異調節如下：

	二零零九年 人民幣千元	二零零八年 人民幣千元
稅前利潤	**903,649**	722,741
加權平均法定稅率	**25%**	25%
在有關國家的盈利按適用的當地稅率計算的金額	**227,988**	180,205
無須課稅之收入	**—**	(300)
所得稅返還(i)	**—**	(30,114)
不可扣稅之費用	**7,770**	5,052
適用於優惠稅率之影響	**(126,591)**	(86,732)
實際所得稅金額	**109,167**	68,111

(i) 所得稅返還

除被評定為高新技術企業而享受15%的企業所得稅的優惠稅率外，被相關當局評定國家規劃佈局內重點軟件企業，則可以進一步享受10%的優惠稅率。根據相關規定，按15%的稅率繳納的稅費與按10%的優惠稅率繳納的稅費的差額應記入獲得國家規劃佈局內的重點軟件企業認定當年的利潤表中。

本公司於二零零八年獲得二零零七年度國家規劃佈局內的重點軟件企業的認定，並於二零零八年確認了所得稅返還約人民幣30.1百萬元。

本公司分別於二零零八年和二零零九年獲得二零零八年和二零零九年國家規劃佈局內的重點軟件企業的認定，相應的本公司按10%的稅率計算了二零零八年和二零零九年的所得稅費用。

(除另有說明外，所有金額均以人民幣千元為單位)

11. 稅項(續)

營業稅

本集團下列服務收入須交納營業稅：

航空信息技術服務及數據網絡服務	3%
技術支持服務	5%
結算及清算服務	5%

增值稅

本集團的設備及軟件銷售業務適用增值稅。本公司及本公司的一個附屬公司(「天信達」)經稅務機關認定為增值稅一般納稅人，本公司的其他附屬公司被認定為增值稅小規模納稅人。增值稅一般納稅人的適用稅率為17%，增值稅小規模納稅人適用的稅率為4% - 6%。

增值稅一般納稅人用於銷售之設備所支付的增值稅，可用於抵扣出售時的應付增值稅。

增值稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

12. 股息分配

在二零零九年六月五日的本公司股東周年大會上通過了以二零零八年度以前累積未分配利潤派發二零零八年股息每股人民幣0.186元，合共人民幣362.9百萬元(其中末期股息人民幣206.9百萬元，特別股息人民幣156百萬元)。該等股息已計入截止二零零九年十二月三十一日止年度期間股東權益，並列作留存收益的分配。

於二零一零年四月二十二日，董事會建議派發二零零九年度以現金支付的末期股息人民幣261.4百萬元。可享有該等股息的本公司全部已發行股份數為1,950,806,393股，折合每股派發現金股息人民幣0.134元。建議派發的末期股息有待下一次本公司的股東周年大會的批准並將被列示於截至二零一零年十二月三十一日止年度本集團的會計報表中。

13. 每股盈利

本公司股權持有人應佔每股基本及攤薄盈利是根據下列數據計算得出：

	二零零九年	二零零八年
盈利(人民幣千元)		
用於計算每股基本及攤薄盈利的盈利	**775,900**	637,974
股份數目(千股)		
已發行普通股加權平均數*(附註)*	**1,944,641**	1,913,814
每股盈利(人民幣元)		
基本及攤薄	**0.40**	0.33

附註：截止二零零九年十二月三十一日及二零零八年十二月三十一日止已發行的股份數目已就於二零零九年三月三日之收購結算公司發行的股份137,499,218股(附註6)作出調整，視同這些股份於所有呈報期間均予發行。

截至二零零九年十二月三十一日及二零零八年十二月三十一日，無潛在稀釋性普通股。

14. 物業，廠房及設備，淨值

於十二月三十一日，物業、廠房及設備包括：

集團：

	房屋建築物	計算機系統及軟件	汽車	傢具、裝置及其他設備	在建工程	固定資產改良支出	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
原值							
二零零八年年初餘額	226,613	2,135,019	55,114	72,096	3,000	19,649	2,511,491
在建工程轉入	3,000	—	—	—	(3,000)	—	—
購置	1,920	169,612	4,350	12,567	—	3,197	191,646
處置	—	(13,135)	(3,431)	(3,579)	—	—	(20,145)
二零零八年年末餘額	231,533	2,291,496	56,033	81,084	—	22,846	2,682,992
購置	**115,878**	**59,259**	**4,814**	**24,221**	**2,165**	**4,966**	**211,303**
處置	**—**	**(23,296)**	**(2,252)**	**(4,377)**	**—**	**—**	**(29,925)**
二零零九年年末餘額	**347,411**	**2,327,459**	**58,595**	**100,928**	**2,165**	**27,812**	**2,864,370**
累計折舊							
二零零八年年初餘額	(57,227)	(1,221,044)	(33,242)	(53,209)	—	(8,846)	(1,373,568)
本年度折舊	(9,637)	(285,166)	(6,058)	(16,259)	—	(6,890)	(324,010)
處置後撥回	—	12,448	3,161	3,422	—	—	19,031
二零零八年年末餘額	(66,864)	(1,493,762)	(36,139)	(66,046)	—	(15,736)	(1,678,547)
本年度折舊	**(15,353)**	**(258,622)**	**(5,742)**	**(16,417)**	**—**	**(6,025)**	**(302,159)**
處置後撥回	**—**	**22,692**	**2,175**	**4,202**	**—**	**—**	**29,069**
二零零九年年末餘額	**(82,217)**	**(1,729,692)**	**(39,706)**	**(78,261)**	**—**	**(21,761)**	**(1,951,637)**
減值準備							
二零零八年年末餘額	—	—	—	—	—	—	—
本年度計提	**—**	**(20,748)**	**—**	**—**	**—**	**—**	**(20,748)**
二零零九年年末餘額	**—**	**(20,748)**	**—**	**—**	**—**	**—**	**(20,748)**
淨值							
二零零八年年末餘額	164,669	797,734	19,894	15,038	—	7,110	1,004,445
二零零九年年末餘額	**265,194**	**577,019**	**18,889**	**22,667**	**2,165**	**6,051**	**891,985**

14. 物業，廠房及設備，淨值(續)

公司：

	房屋建築物	計算機系統及軟件	汽車	傢具、裝置及其他設備	固定資產改良支出	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值						
二零零八年年初餘額	66,483	2,005,505	29,969	31,240	17,583	2,150,780
購置	—	129,010	1,805	6,239	3,112	140,166
處置	—	(9,637)	(2,333)	—	—	(11,970)
二零零八年年末餘額	66,483	2,124,878	29,441	37,479	20,695	2,278,976
購置	**115,374**	**49,537**	**3,698**	**22,039**	**4,889**	**195,537**
處置	**—**	**(21,454)**	**(82)**	**—**	**—**	**(21,536)**
二零零九年年末餘額	**181,857**	**2,152,961**	**33,057**	**59,518**	**25,584**	**2,452,977**
累計折舊						
二零零八年年初餘額	(6,906)	(1,118,263)	(15,465)	(22,257)	(7,311)	(1,170,202)
本年度折舊	(3,224)	(272,872)	(3,653)	(12,079)	(6,592)	(298,420)
處置後撥回	—	9,334	2,263	—	—	11,597
二零零八年年末餘額	(10,130)	(1,381,801)	(16,855)	(34,336)	(13,903)	(1,457,025)
本年度折舊	**(8,685)**	**(242,805)**	**(3,459)**	**(12,506)**	**(5,765)**	**(273,220)**
處置後撥回	**—**	**20,926**	**73**	**—**	**—**	**20,999**
二零零九年年末餘額	**(18,815)**	**(1,603,680)**	**(20,241)**	**(46,842)**	**(19,668)**	**(1,709,246)**
減值準備						
二零零八年年末餘額	—	—	—	—	—	—
本年度計提	**—**	**(20,748)**	**—**	**—**	**—**	**(20,748)**
二零零九年年末餘額	**—**	**(20,748)**	**—**	**—**	**—**	**(20,748)**
淨值						
二零零八年年末餘額	56,353	743,077	12,586	3,143	6,792	821,951
二零零九年年末餘額	**163,042**	**528,533**	**12,816**	**12,676**	**5,916**	**722,983**

15. 預付租賃土地使用權，淨值

	集團		公司	
	二零零九年	二零零八年	二零零九年	二零零八年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值				
年初餘額	**20,189**	20,189	**—**	—
購置	**92,429**	—	**92,427**	—
年末餘額	**112,618**	20,189	**92,427**	—
累計攤銷				
年初餘額	**(875)**	(471)	**—**	—
購置	**(2,507)**	(404)	**(2,101)**	—
年末餘額	**(3,382)**	(875)	**(2,101)**	—
淨值				
年末餘額	**109,236**	19,314	**90,326**	—

16. 無形資產，淨值

	集團		公司	
	二零零九年	二零零八年	二零零九年	二零零八年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值				
年初餘額	**81,321**	108,854	**62,593**	56,441
購買	**101,483**	8,908	**100,974**	6,152
處置	**—**	(36,441)	**—**	—
年末餘額	**182,804**	81,321	**163,567**	62,593
累計攤銷				
年初餘額	**(64,251)**	(92,425)	**(52,464)**	(46,425)
本年攤銷	**(35,994)**	(8,267)	**(33,591)**	(6,039)
處置	**—**	36,441	**—**	—
年末餘額	**(100,245)**	(64,251)	**(86,055)**	(52,464)
淨值				
年末餘額	**82,559**	17,070	**77,512**	10,129

本集團及本公司的無形資產為所購買的計算機軟件。

17. 於附屬公司的投資

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
投資成本	**—**	—	**399,986**	53,709

本公司的附屬公司見附註1。

本公司於附屬公司投資的增加主要為本年對結算公司的投資,為人民幣328.2百萬元。對結算公司的投資成本為收購結算公司所發行的137,499,218內資股於收購日的公允價值(附註6)。

18. 於聯營公司的投資

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
年初	**103,665**	85,996	**27,290**	27,290
應佔聯營公司業績	**21,090**	17,969	**—**	—
宣告分派的股利	**(920)**	(300)	**—**	—
年末	**123,835**	103,665	**27,290**	27,290

本集團及本公司的聯營公司見附註1。

本集團在主要聯營公司(全部均為非上市)的權益如下:

	資產	負債	收入	權益持有人所佔盈利
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
二零零八年	135,009	31,344	306,681	17,969
二零零九年	**177,399**	**53,564**	**392,363**	**21,090**

19. 金融工具(按類別)

金融工具的會計政策已應用於以下各項:

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
根據資產負債表的資產:				
應收賬款 *(附註23)*	**185,550**	164,400	**138,727**	118,402
應收關聯方款 *(附註24)*	**1,362,615**	944,759	**1,193,564**	731,227
應收附屬公司,淨值 *(附註25)*	**—**	—	**20,280**	20,290
應收聯營公司款 *(附註26)*	**13,010**	6,556	**10,478**	4,291
應收利息及其他流動資產 *(附註27)*	**103,168**	49,402	**81,281**	28,321
短期銀行存款 *(附註28)*	**2,302,954**	2,324,728	**1,989,038**	2,168,228
現金及現金等價物 *(附註29)*	**1,555,723**	1,326,473	**968,193**	737,985
貸款及應收款	**5,523,020**	4,816,318	**4,401,561**	3,808,744

20. 遞延所得稅

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
遞延所得稅資產:				
—超過12個月後收回的遞延稅項資產	**6,896**	4,821	**6,772**	4,780
—在12個月內收回的遞延稅項資產	**3,110**	1,989	**1,693**	1,194
	10,006	6,810	**8,465**	5,974
遞延所得稅負債:				
—在12個月內收回的遞延稅項負債	**(131)**	(180)	**—**	—
	(131)	(180)	**—**	—

20. 遞延所得稅*(續)*

遞延所得稅的淨變動如下：

集團：

	折舊與攤銷	**準備與其他**	**合計**
	人民幣千元	*人民幣千元*	*人民幣千元*
二零零八年年初餘額	7,647	4,399	12,046
在綜合收益表中確認	(1,583)	(3,833)	(5,416)
二零零八年年末餘額	6,064	566	6,630
在綜合收益表中確認	**2,460**	**785**	**3,245**
二零零九年年末餘額	**8,524**	**1,351**	**9,875**

公司：

	折舊與攤銷	***準備與其他***	***合計***
	人民幣千元	人民幣千元	人民幣千元
二零零八年年初餘額	7,614	448	8,062
在綜合收益表中確認	(1,640)	(448)	(2,088)
二零零八年年末餘額	5,974	—	5,974
在綜合收益表中確認	**2,491**	**—**	**2,491**
二零零九年年末餘額	**8,465**	**—**	**8,465**

21. 其他長期資產

於十二月三十一日，本公司及本集團的其他長期資產主要為長於一年的房租押金。

22. 存貨

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
待售設備	**5,204**	9,390	**—**	—
備件	**6**	9	**—**	—
其他	**2,991**	584	**—**	—
合計	**8,201**	9,983	**—**	—
減值準備(待售設備)	**(106)**	(106)	**—**	—
淨值	**8,095**	9,877	**—**	—

本集團和本公司均無作為借款抵押物的存貨。

23. 應收賬款，淨值

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應收賬款	**227,476**	177,051	**175,854**	128,027
減值撥備	**(41,926)**	(12,651)	**(37,127)**	(9,625)
應收賬款，淨值	**185,550**	164,400	**138,727**	118,402

由於本集團應收賬款的屆滿期較短，故其賬面金額於二零零九年十二月三十一日約為其公允價值。

在報告日期，信貸風險的最高風險承擔為上述每類應收款的公平值。本集團不持有任何作為質押的抵押品。

23. 應收賬款，淨值*(續)*

於二零零九年及二零零八年十二月三十一日，應收賬款的賬齡分析如下：

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月內	**154,690**	130,562	**118,493**	105,638
六個月至一年	**33,947**	22,285	**26,920**	10,781
一年至二年	**22,305**	15,952	**18,939**	9,358
二年至三年	**9,469**	868	**9,290**	285
三年以上	**7,065**	7,384	**2,212**	1,965
應收賬款合計	**227,476**	177,051	**175,854**	128,027
減值撥備	**(41,926)**	(12,651)	**(37,127)**	(9,625)
應收賬款，淨值	**185,550**	164,400	**138,727**	118,402

於二零零九年十二月三十一日，應收賬款人民幣8.9百萬元(二零零八：人民幣17.7百萬元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的獨立客戶。此等業務應收款的賬齡分析如下：

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月至一年	**5,994**	10,645	**—**	—
一年至二年	**2,835**	6,519	**—**	—
二年至三年	**105**	583	**—**	—
	8,934	17,747	**—**	—

23. 應收賬款，淨值(續)

於二零零九年十二月三十一日，應收賬款人民幣63.9百萬元(二零零八年：人民幣28.7百萬元)已經減值。於二零零九年十二月三十一日，撥備金額為人民幣41.9百萬元(二零零八年：人民幣12.7百萬元)。估計部份應收款預計將可收回。此等應收款的賬齡如下：

	集團		公司	
	二零零九年	二零零八年	二零零九年	二零零八年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
六個月至一年	**27,953**	11,640	**26,920**	10,781
一年至二年	**19,470**	9,433	**18,939**	9,358
二年至三年	**9,364**	285	**9,290**	285
三年以上	**7,065**	7,384	**2,212**	1,965
	63,852	28,742	**57,361**	22,389

應收賬款減值撥備的變動如下：

	集團		公司	
	二零零九年	二零零八年	二零零九年	二零零八年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
年初餘額	**12,651**	6,526	**9,625**	3,555
計提減值準備	**29,275**	6,125	**27,502**	6,070
年末餘額	**41,926**	12,651	**37,127**	9,625

應收賬款的賬面值以下列貨幣為單位：

	集團		公司	
	二零零九年	二零零八年	二零零九年	二零零八年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
人民幣	**136,397**	85,972	**100,368**	52,541
以港幣計價	**17,587**	17,587	**11,485**	11,485
以美元計價	**70,267**	70,267	**60,862**	60,862
其他	**3,225**	3,225	**3,139**	3,139
	227,476	177,051	**175,854**	128,027

24. 應收關聯方款，淨值

	集團		公司	
	二零零九年 人民幣千元	二零零八年 人民幣千元	二零零九年 人民幣千元	二零零八年 人民幣千元
六個月內	**1,151,939**	791,559	**990,077**	579,699
六個月至一年	**209,145**	151,166	**202,919**	151,020
一年至二年	**904**	1,996	**60**	508
二年至三年	**590**	5,799	**508**	5,779
三年以上	**37**	8,904	**—**	8,886
應收關聯方款合計	**1,362,615**	959,424	**1,193,564**	745,892
減值撥備	**—**	(14,665)	**—**	(14,665)
應收關聯方款，淨值	**1,362,615**	944,759	**1,193,564**	731,227

與關聯公司的往來餘額為與業務相關，無抵押，免息及一般須於六個月內償還。

於二零零九年十二月三十一日，上述餘額中還包含應收票據人民幣241.7百萬元。

於二零零九年十二月三十一日，應收關聯方賬款人民幣210.7百萬元(二零零八年：人民幣153.2百萬元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的客戶。此等應收款的賬齡分析如下：

	集團		公司	
	二零零九年 人民幣千元	二零零八年 人民幣千元	二零零九年 人民幣千元	二零零八年 人民幣千元
六個月至一年	**209,145**	151,166	**202,919**	151,020
一年至二年	**904**	1,996	**60**	508
二年至三年	**590**	20	**508**	—
三年以上	**37**	18	**—**	—
	210,676	153,200	**203,487**	151,528

應收關聯方賬款減值撥備為人民幣14.7百萬元，乃因關聯方賬務人對相關服務及賬款存在異議而於以前年度計提，並已於二零零九年度沖銷。而二零零九年度沒有計提額外的壞賬準備。

25. 應收附屬公司，淨值

	集團		公司	
	二零零九年	二零零八年	二零零九年	二零零八年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
六個月內	—	—	**8,596**	9,193
六個月至一年	—	—	**2,820**	645
一年至二年	—	—	**4,261**	1,044
二年至三年	—	—	**577**	5,716
三年以上	—	—	**11,837**	11,503
應收附屬公司合計	—	—	**28,091**	28,101
減值撥備	—	—	**(7,811)**	(7,811)
應收附屬公司，淨值	—	—	**20,280**	20,290

與附屬公司的往來餘額為與業務相關，免息，無抵押，承索即付。

26. 應收聯營公司款

與聯營公司的往來餘額為與業務相關的款項，無抵押，免息及一般須於一年內償還。

27. 預付款項及其他流動資產

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
預付款項	**110,714**	108,381	**108,222**	101,282
應收利息	**17,724**	22,461	**17,677**	22,255
待攤費用	**6,267**	12,900	**6,267**	12,900
其他應收款項(i)	**123,568**	142,685	**—**	—
其他流動資產	**85,444**	26,941	**63,604**	6,066
合計	**343,717**	313,368	**195,770**	142,503

(i) 其他應收款包括結算公司向各航空公司提供結算和清算服務時代航空公司的付款。

28. 短期銀行存款

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
人民幣	**2,300,900**	2,236,500	**1,989,000**	2,080,000
以港幣計價	**38**	88,228	**38**	88,228
其他	**2,016**	—	**—**	—
	2,302,954	2,324,728	**1,989,038**	2,168,228

短期銀行存款的年利率介於1.98%到2.25%(二零零八年：1.98%到4.14%)，存期介於6到12個月(二零零八年：6到12個月)。

29. 現金及現金等價物

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
現金				
人民幣	**363**	513	**113**	293
其他	**75**	71	**—**	—
合計	**438**	584	**113**	293
活期存款				
人民幣	**1,469,365**	1,250,758	**924,752**	717,896
以美元計價	**64,018**	47,227	**37,243**	14,618
以港幣計價	**15,351**	22,469	**6,085**	5,178
其他	**6,551**	5,435	**—**	—
合計	**1,555,285**	1,325,889	**968,080**	737,692
現金及現金等價物合計	**1,555,723**	1,326,473	**968,193**	737,985

30. 應付賬款及預提費用

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應付賬款	**78,234**	99,546	**57,095**	71,781
預提離港技術延伸費	**254,600**	192,435	**254,600**	192,435
預提技術支持費	**24,143**	10,124	**21,638**	9,323
預提網絡使用費	**42,466**	35,669	**42,466**	35,669
預提員工獎金及福利	**35,715**	30,043	**34,004**	28,001
其他應交稅金(i)	**22,183**	10,873	**18,847**	7,131
其他應付款項(ii)	**217,373**	248,318	**—**	—
其他負債	**93,815**	69,599	**80,631**	57,302
合計	**768,529**	696,607	**509,281**	401,642

於二零零九年十二月三十一日，以上餘額中約有人民幣83.3百萬元(二零零八年：人民幣92.9百萬元)是以美元計價的。

30. 應付賬款及預提費用(續)

應付賬款賬齡分析如下：

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月以內	**29,226**	20,882	**14,310**	5,314
六個月至一年	**2,823**	20,018	**984**	14,029
一年至二年	**10,342**	41,845	**6,264**	39,133
二年至三年	**24,649**	6,677	**24,649**	3,181
三年以上	**11,194**	10,124	**10,888**	10,124
應付賬款合計	**78,234**	99,546	**57,095**	71,781
預提費用及其他負債	**690,295**	597,061	**452,186**	329,861
應付賬款及預提費用合計	**768,529**	696,607	**509,281**	401,642

(i) 其他應交税金

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應交營業税	**13,274**	7,659	**11,026**	4,738
應交增值税	**(896)**	(693)	**(451)**	(70)
其他	**9,805**	3,907	**8,272**	2,463
其他應交税金合計	**22,183**	10,873	**18,847**	7,131

(ii) 其他應付款包括結算公司為航空公司提供結算清算服務時代航空公司收取的款項。

31. 應付關聯方款

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月以內	**9,546**	17,880	**—**	14,453
六個月至一年	**53,732**	—	**53,634**	—
一年至二年	**3,491**	3,711	**3,470**	3,711
二年至三年	**—**	—	**—**	—
三年以上	**25,781**	25,837	**16,415**	16,464
合計	**92,550**	47,428	**73,519**	34,628

應付關聯方款餘額主要為應付股利和應付服務費用。

32. 實收資本

於二零零九年十二月三十一日，已發行的全部股份已進行登記並全額支付，合計1,950,806,393股(二零零八年：1,776,315,000股)，每股面值人民幣1元,由1,329,098,393股內資股和621,708,000股H股組成(二零零八年：1,154,607,000股內資股和621,708,000股H股)。公司在二零零九年發行內資股174,491,393股，用以收購結算公司，具體描述見附註6。

	二零零九年	二零零九年
	股數	金額
	千股	*人民幣千元*
法定：		
每股面值人民幣1元的內資股	1,329,098	1,329,098
每股面值人民幣1元的H股	621,708	621,708
合計	1,950,806	1,950,806
已發行及繳足：		
每股面值人民幣1元的內資股	1,329,098	1,329,098
每股面值人民幣1元的H股	621,708	621,708
合計	1,950,806	1,950,806

33. 儲備

集團

	資本公積	法定盈餘公積金	合併儲備(i)	任意盈餘公積金	外幣報表折算差異	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零八年一月一日(已呈列)	306,799	514,429	—	478,424	(2,818)	1,296,834
同一控制下二零零九因收購結算公司而作出的調整	—	—	697,496	—	—	697,496
二零零八年一月一日(經重列)	306,799	514,429	697,496	478,424	(2,818)	1,994,330
留存收益轉入	—	61,013	—	118,357	—	179,370
外幣報表折算差異	—	—	—	—	(1,971)	(1,971)
二零零八年十二月三十一日(經重列)	306,799	575,442	697,496	596,781	(4,789)	2,171,729
收購物業發行股份	164,449	—	—	—	—	164,449
收購結算公司發行股份	190,684	—	(328,183)	—	—	(137,499)
與少數股東的交易	(3,014)	—	—	—	—	(3,014)
留存收益轉入	—	67,234	—	103,967	—	171,201
外幣報表折算差異	—	—	—	—	342	342
二零零九年十二月三十一日	**658,918**	**642,676**	**369,313**	**700,748**	**(4,447)**	**2,367,208**

(i) 合併儲備為收購日結算公司的賬面價值和收購結算公司所發行內資股的公允價值的差異。

33. 儲備(續)

公司

	資本公積 人民幣千元	法定盈餘公積金 人民幣千元	任意盈餘公積金 人民幣千元	合計 人民幣千元
二零零八年一月一日	306,799	514,429	478,424	1,299,652
留存收益轉入	—	53,732	118,357	172,089
二零零八年十二月三十一日	306,799	568,161	596,781	1,471,741
收購物業發行股份	164,449	—	—	164,449
收購結算公司發行股份	190,684	—	—	190,684
留存收益轉入	—	67,234	103,967	171,201
二零零九年十二月三十一日	**661,932**	**635,395**	**700,748**	**1,998,075**

34. 利潤分配

二零零九年度，根據《中華人民共和國公司法》，有關法律規定及公司章程規定，除所得税及少數股東權益後的可供分配淨利潤按以下順序分配：

(i) 彌補以前年度累計虧損(如有)；

(ii) 提取法定公積金；

(iii) 提取任意公積金；

(iv) 分配普通股股利。

(除另有説明外，所有金額均以人民幣千元為單位)

34. 利潤分配(續)

根據《中華人民共和國公司法》，本公司按年度淨利潤彌補以前年度虧損後的10%提取法定盈餘公積金，直至該公積金累計餘額達到本公司註冊資本的50%。

對於截止二零零八年十二月三十一日止年度的按淨利潤的20%提取的任意盈餘公積金已經在二零零九年六月五日股東周年大會上通過，該金額已計入二零零九年度股東權益並列作留存收益的分配。

對於截至二零零九年十二月三十一日止年度建議按照淨利潤的20%提取人民幣130.4百萬元任意盈餘公積金一事，需在下一次股東周年大會上經股東批准。因此，該金額將被列示於截至二零一零年十二月三十一日止年度本集團的會計報表中。

在經上述利潤分配後，於二零零九年十二月三十一日，可供股利分配之淨利潤約為人民幣1,220.1百萬元(二零零八年：人民幣1,108.3百萬元)。

計入本公司二零零九年度會計報表的股東應佔利潤為人民幣652.0百萬元(二零零八年：人民幣519.8百萬元)。

35. 經營活動之現金流量

	二零零九年 人民幣千元	二零零八年 人民幣千元
税前利潤	**903,649**	722,741
就下列各項調整：		
折舊及攤銷	**340,660**	332,681
出售物業、廠房及設備虧損	**546**	609
利息收入	**(81,188)**	(91,973)
計提應收賬款減值撥備	**29,418**	6,125
計提物業、廠房及設備虧損減值撥備	**20,748**	—
應佔聯營公司收益	**(21,090)**	(17,969)
匯兑損益	**1,162**	4,904
流動資產減少(增加)：		
應收賬款	**(50,425)**	(21,442)
存貨	**1,782**	(636)
預付款項及其他流動資產	**14,136**	40,368
應收聯營及關聯方款	**(424,310)**	(308,891)
流動負債增加(減少)：		
應付賬款及預提費用	**83,773**	35,261
遞延收益	**(197)**	(2,108)
應付關聯方款	**(8,363)**	(50,678)
經營活動提供之現金	**810,301**	648,992

36. 財務風險管理

- **財務風險因素**

本集團的活動面對著多種的財務風險：市場風險(包括外匯風險及利率風險)、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於金融市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。

本集團財務風險管理由財務部按照董事會制定的整體政策執行。集團財務部通過與集團運營單位的緊密合作，負責確定和評估財務風險。

(i) 外匯風險

本公司及大多數附屬公司的功能貨幣為人民幣，除本集團來自國外航空公司的業務收入、向海外供貨商購買機器及設備的款項及若干開支以外幣結算，大部分交易以人民幣結算。本集團透過定期審閱本集團所承擔之淨外匯風險，以控制其外匯風險。

本集團承擔的外匯風險主要與以外幣列示的應收賬款、現金及現金等價物、短期銀行存款及應付賬款相關。這等資產及負債的貨幣分析分別於附註23、29、28和30中披露。

於二零零九年十二月三十一日，如人民幣兑美元及港幣升值／貶值5%，在管理層合理地認為所有其他可變因素維持不變的情形下，該年度的除税後利潤將減少／增加約人民幣7.2百萬元，主要是由於以美元和港幣為計算單位的應收賬款、現金及現金等價物、短期銀行存款及應付賬款所引致的匯兑差異。

(ii) 利率風險

本集團孳息資產主要為現金及現金等價物和銀行存款。截至二零零九年十二月三十一日止年度，本集團利息收入約為人民幣81.2百萬元(二零零八年：92.0百萬元)。除此之外，集團的收入及運營現金流量實質上獨立於市場利率變動。本集團短期銀行存款的利率及存款期限已於附註28內披露。

本集團於二零零九年十二月三十一日無重大借款或非流動債務，因此本集團面臨的利率變動風險不重大。

36. 財務風險管理(續)

- **財務風險因素**(續)

  (iii) *信貸風險*

  信貸風險乃按照組合方式管理，本集團的信貸風險來自現金及現金等價物、短期銀行存款、應收賬款及應收關聯方款所面臨之信貸風險。這些流動資產的賬面價值乃本集團就金融資產所面對的最大信貸風險。

  由於本集團的收入大部分來自本公司股東，因此本集團的應收關聯方款為業務性質，且對方主要是國內各航空公司。這些航空公司多為民航業內的大型國有企業，且還款記錄良好，基本沒有發生過重大的壞賬損失。於二零零九年十二月三十一日，約61%的應收關聯方餘額集中於本集團的三家最主要的客戶：中國南方航空股份有限公司、中國東方航空股份有限公司和中國國際航空股份有限公司(二零零八年：56%)。

  本集團規定其銀行存款須存於有良好聲譽和信用的銀行中。本集團會定期評估銀行的信用。於二零零九年十二月三十一日，約53%的銀行存款集中存於四大國有銀行(二零零八年：68%)。

  (iv) *流動資金風險*

  本集團主要通過維持充足的現金和銀行存款餘額以應對流動資金風險。於二零零九年十二月三十一日，本集團的現金和現金等價物及短期銀行存款餘額佔集團總資產的比例約為55%(二零零八年：58%)。本公司董事認為，本集團有充足的現金餘額，面臨的流動資金風險不重大。

- **資金風險管理**

  本集團的目的在於維持最佳的資本結構並降低資金成本。

  本集團積極並定期的監管資本結構，在充分考慮本集團未來資金需求、資金效果、現在及預期利潤、預期現金流量、預期資金支出及預期戰略投資機會下，保證最佳資本結構及股東回報。

- **公平值估計**

  本集團的金融工具主要包括現金及現金等價物、短期銀行存款、應收賬款、預付賬款、應收聯營公司及關聯方款項、應付賬款以及應付關聯方款項。

  由於本集團金融工具的屆滿期較短，故金融工具的賬面金額於二零零九年十二月三十一日約為其公允價值。

37. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務。本集團營運的最高決策人為本集團的總經理。總經理審閲的資料與合併綜合收益表所載資料一致。本集團截至二零零九年及二零零八年十二月三十一日止年度並無編製任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

佔總收入10%以上的客戶請參見附註39。

38. 承諾事項

(a) 資本性支出承諾

於十二月三十一日，本集團有以下資本性支出承諾：

	二零零九年 ***人民幣千元***	二零零八年 *人民幣千元*
已授權且訂約		
一計算機系統	**18,672**	15,854
一房屋	**7,497**	—
已授權但未訂約		
一計算機系統及其他	**729,800**	456,294
一土地及房屋(i)	**2,487,800**	685,000
合計	**3,243,769**	1,157,148

(i) 包含於附註41中披露的土地出讓供款。

上文所述的資本承諾主要與開發新一代旅客服務系統、建設北京新運營中心相關。

於二零零九年十二月三十一日，上述資本承諾中沒有以美元計價的承諾。(二零零八年：約人民幣14.4百萬元)。

38. 承諾事項(續)

(b) 經營租賃承諾

於十二月三十一日,本集團有以下經營租賃承諾:

	二零零九年 人民幣千元	二零零八年 人民幣千元
一年內	**28,406**	39,940
一年至五年	**23,397**	10,877
合計	**51,803**	50,817

(c) 設備維護費及技術支持費承諾

於二零零九年十二月三十一日,本集團設備維護和技術支持費用承諾約為人民幣9.0百萬元(二零零八年:人民幣6.7百萬元)。

39. 關聯公司交易

倘一方能夠直接或間接地控制另一方,或有能力對另一方的財務及經營決策施加重大影響,則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響,則此等各方亦視為關聯公司。

管理層認為與關聯方相關的有意義的信息已充分披露。

39. 關聯公司交易（續）

(1) 關聯公司

本公司及本集團的主要關聯公司如下：

公司名稱	與本公司關係
民航信息集團	本公司股東，最終控股公司
中國南方航空集團公司	本公司股東
中國南方航空股份有限公司	本公司股東之附屬公司
中國東方航空集團公司	本公司股東
中國東方航空股份有限公司	本公司股東之附屬公司
中國航空集團公司	本公司股東
中國國際航空股份有限公司	本公司股東之附屬公司
廈門航空有限公司	本公司股東
中國東方航空武漢有限責任公司	本公司股東
海南航空股份有限公司	本公司股東
深圳航空有限責任公司	本公司股東
上海航空股份有限公司	本公司股東

39. 關聯公司交易(續)

(2) 關聯公司交易

本集團重大關聯公司交易如下:

(i) 航空信息技術服務,數據網絡和結算及清算服務的收入

上述服務的價格乃按照已經訂立的服務協議或參照中國民用航空總局(「民航總局」)訂立的計價準則(如適用)再經與關聯公司協商後釐定。

公司名稱		二零零九年 *人民幣千元*	二零零八年 *人民幣千元*
中國南方航空股份有限公司	(a)	**400,703**	368,998
中國東方航空股份有限公司	(b)	**347,916**	315,181
中國國際航空股份有限公司		**306,221**	287,590
海南航空股份有限公司		**188,140**	154,705
深圳航空有限責任公司	(c)	**155,374**	126,823
上海航空股份有限公司		**133,419**	118,776

a. 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的交易額。

b. 為本集團與中國東方航空股份有限公司及其附屬公司中國東方航空武漢有限責任公司之間的交易額。

c. 為本集團與深圳航空有限責任公司及其附屬公司鯤鵬航空有限公司之間的交易額。

董事會認為,此等交易是在正常業務中並按一般商業條款與關聯公司進行的。

(ii) 自民航信息集團租用物業

截至二零零九年十二月三十一日止年度,向民航信息集團租用物業的經營租賃支出約為人民幣23.4百萬元(二零零八年:人民幣38.6百萬元)。樓宇經營租賃的租金乃按照與民航信息集團協定的費率釐定。

39. 關聯公司交易 *(續)*

(3) 關聯公司的餘額

關聯公司的餘額主要包括應收關聯方款項：

公司名稱		集團		公司	
		二零零九年	二零零八年	**二零零九年**	二零零八年
		人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
- 貿易相關應收關聯方款項(i)					
中國南方航空股份有限公司	(a)	**269,295**	282,752	**266,800**	279,400
中國東方航空股份有限公司	(b)	**388,898**	129,147	**387,941**	126,558
中國國際航空股份有限公司		**172,027**	128,395	**171,082**	127,330
海南航空股份有限公司		**126,629**	83,834	**120,311**	83,707
深圳航空有限責任公司	(c)	**63,485**	42,019	**60,138**	38,541
上海航空股份有限公司		**76,049**	24,900	**75,240**	23,799
- 其他應收關聯方款項(ii)					
中國南方航空股份有限公司	(a)	**11,886**	10,404	**—**	—
中國東方航空股份有限公司	(b)	**31,981**	37,262	**—**	—
中國國際航空股份有限公司		**109,003**	107,856	**—**	—

與關聯公司的往來餘額為無抵押、免息及一般須於六個月內償還。

(i) 關聯公司的餘額主要來自上文所述的關聯公司交易。

(ii) 上述其他應收關聯方款項主要來自結算公司為航空公司代墊的與清算業務相關的款項。

a. 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的往來餘額。

b. 為本集團與中國東方航空股份有限公司及其附屬公司中國東方航空武漢有限責任公司之間的餘額。

c. 為本集團與深圳航空有限責任公司及其附屬公司鯤鵬航空有限公司之間的往來餘額。

39. 關聯公司交易(續)

(4) 國有及國有控股企業的餘額

與其它其他國有及國有控股企業的餘額列示如下：

	集團		公司	
	二零零九年	二零零八年	**二零零九年**	二零零八年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
銀行存款	**2,048,643**	2,466,640	**1,537,875**	1,794,435

本集團是國有企業。根據修訂後的國際會計準則第24號「關聯方披露」，除本集團的下屬公司之外，直接或間接被中國政府控制的其它其他國有及國有控股企業和其附屬公司也被定義為本公司及其附屬公司的關聯方。

本公司及其附屬公司的主要商業活動都是與國有及國有控股企業進行的。為根據國際會計準則第24號進行關聯方披露的目的，本公司及其附屬公司已盡可能的通過適當的程序來識別客戶與供貨商是否為國有及國有控股企業。但是很多國有及國有控股企業有多層法人結構並且其所有權結構由於移交和剝離等原因隨著時間發生了改變。然而管理層相信，關於重大關聯方餘額及交易的所有信息已經被充分披露了。

40. 最終控股公司

本公司董事認為於中國境內成立的民航信息集團為本公司的最終控股公司。

41. 期後事項

(a) 於期間後完成之重大收購事項

如本公司於二零一零年一月二十六日發佈的公告及二零一零年三月二日出具的通函所述，本公司於二零一零年一月十四日通過公開拍賣成功競得位於北京順義區新城19街區08、09、19及21地塊的土地使用權，用於為本集團新建運營中心，出讓價為人民幣19.1億元。

截止本報告日，本公司已經與北京國土局簽訂土地出讓合同，並與北京順義土地儲備中心簽訂開發補償協議。本公司已經於二零一零年三月十二日付清全部土地出讓價款。

(b) 住房補貼事項

本集團及民航信息集團於二零一零年二月獲得相關政府部門的批准為其員工建立住房補貼制度。該住房補貼將用於為本集團及民航信息集團滿足預先設立的一定條件的在職員工提供住房補貼福利。本集團將逐步開展該項計劃並評估其對財務報表的影響。

42. 會計報表的批准

此會計報表於二零一零年四月二十二日得到董事會的批准。

五年財務概要

截至二零零九年十二月三十一日止年度

(除每股數據外，所有金額均以人民幣千元為單位)

	截至十二月三十一日止年度				
	二零零五年 *人民幣千元* *(經重列)*	二零零六年 *人民幣千元* *(經重列)*	二零零七年 *人民幣千元* *(經重列)*	二零零八年 *人民幣千元* *(經重列)*	**二零零九年** ***人民幣千元***
收入	1,726,591	1,948,831	2,256,588	2,271,237	**2,619,524**
稅前利潤	746,211	724,382	821,445	722,741	**903,649**
本公司權益 持有人應佔盈利	652,837	580,810	694,887	637,974	**775,900**
折舊、攤銷、 息稅前盈餘	890,457	901,941	1,003,670	963,449	**1,163,121**
每股盈利(基本及稀釋) (單位：人民幣元)	0.34	0.30	0.36	0.33	**0.40**

	於十二月三十一日				
	二零零五年 *人民幣千元* *(經重列)*	二零零六年 *人民幣千元* *(經重列)*	二零零七年 *人民幣千元* *(經重列)*	二零零八年 *人民幣千元* *(經重列)*	**二零零九年** ***人民幣千元***
總資產	5,303,011	5,450,540	6,055,922	6,295,531	**7,027,283**
總負債	1,305,071	1,063,162	937,822	759,537	**868,616**
權益總額	3,997,940	4,387,378	5,118,100	5,535,994	**6,158,667**

附註：

(a) 二零零八年及二零零九年之數據乃從合併財務報表中摘錄。

(b) 而二零零五年至二零零七年之數據已進行調整，猶如結算公司於最早呈報期間已被收購一般。

董事會

徐　強	*董事長、執行董事*(於二零一零年三月十六日獲委任)
崔志雄	*執行董事*(於二零一零年三月十六日獲委任)
肖殷洪	*執行董事、總經理*(於二零一零年三月十六日獲委任)
王全華	*非執行董事*(於二零一零年三月十六日獲委任)
羅朝庚	*非執行董事*(於二零一零年三月十六日獲委任)
孫玉德	*非執行董事*(於二零一零年三月十六日獲委任)
周德強	*獨立非執行董事*(於二零一零年三月十六日獲委任)
潘崇義	*獨立非執行董事*(於二零一零年三月十六日獲委任)
張鈺明	*獨立非執行董事*(於二零一零年三月十六日獲委任)

離任董事：

曹光福	*非執行董事*(於二零零九年三月三日獲委任，於二零一零年三月十六日離任)
易永發	*獨立非執行董事*(於二零零七年一月九日獲委任，於二零一零年三月十六日離任)
袁耀輝	*獨立非執行董事*(於二零零七年一月九日獲委任，於二零一零年三月十六日離任)
蔡敬金	*獨立非執行董事*(於二零零七年六月五日獲委任，於二零一零年三月十六日離任)

審核委員會

張鈺明	*主任委員(主席)*(於二零一零年三月十六日獲委任)
周德強	*委員*(於二零一零年三月十六日獲委任)
潘崇義	*委員*(於二零一零年三月十六日獲委任)

離任委員：

易永發	*獨立非執行董事*(於二零零七年一月九日獲委任，於二零一零年三月十六日離任)
袁耀輝	*獨立非執行董事*(於二零零七年一月九日獲委任，於二零一零年三月十六日離任)
蔡敬金	*獨立非執行董事*(於二零零七年六月五日獲委任，於二零一零年三月十六日離任)

戰略委員會

徐　強	*主任委員(主席)*(於二零一零年三月十六日獲委任)
王全華	*委員*(於二零一零年三月十六日獲委任)
羅朝庚	*委員*(於二零一零年三月十六日獲委任)
孫玉德	*委員*(於二零一零年三月十六日獲委任)
崔志雄	*委員*(於二零一零年三月十六日獲委任)
肖殷洪	*委員*(於二零一零年三月十六日獲委任)

離任委員：

曹光福	*非執行董事*(於二零零九年三月三日獲委任，於二零零九年三月十六日離任)

薪酬與考核委員會

周德強	*主任委員(主席)*(於二零一零年三月十六日獲委任)
潘崇義	*委員*(於二零一零年三月十六日獲委任)
張鈺明	*委員*(於二零一零年三月十六日獲委任)
王全華	*委員*(於二零一零年三月十六日獲委任)
崔志雄	*委員*(於二零一零年三月十六日獲委任)

離任委員：

易永發	*獨立非執行董事*(於二零零七年一月九日獲委任，於二零一零年三月十六日離任)
袁耀輝	*獨立非執行董事*(於二零零七年一月九日獲委任，於二零一零年三月十六日離任)
蔡敬金	*獨立非執行董事*(於二零零七年六月五日獲委任，於二零一零年三月十六日離任)

執行委員會

徐強	*主任委員(主席)*(於二零一零年三月十六日獲委任)
崔志雄	*委員*(於二零一零年三月十六日獲委任)
肖殷洪	*委員*(於二零一零年三月十六日獲委任)

監事會

李曉軍	*監事會主席、職工代表監事*(於二零一零年三月十六日獲委任)
曾毅瑋	*監事*(於二零一零年三月十六日獲委任)
喻龔冰	*監事*(於二零一零年三月十六日獲委任)
肖 巍	*職工代表監事*(於二零一零年三月十六日獲委任)
饒戈平	*獨立監事*(於二零一零年三月十六日獲委任)

離任監事：

杜紅鷹	*監事會副主席、監事*(於二零零七年一月九日獲委任，於二零一零年三月十六日離任)
高京屏	*職工代表監事*(於二零零七年一月九日獲委任，於二零一零年三月十六日離任)

高級管理人員

榮剛	*副總經理*(於二零一零年三月十六日獲委任)
王瑋	*副總經理*(於二零一零年三月十六日獲委任)
孫湧濤	*副總經理,財務總監*(於二零一零年三月十六日獲委任)
朱曉星	*副總經理*(於二零一零年三月十六日獲委任)
黃源昌	*副總經理*(於二零一零年三月十六日獲委任)
李勁松	*總法律顧問*(於二零一零年三月十六日獲委任)

聯席公司秘書

于曉春	(於二零一零年三月十六日獲委任)
廖佩儀	(於二零一零年三月十六日獲委任)

公司網址

公司綜合信息網址:

www.travelsky.net

根據《上市規則》第2.07C(6)(a)條設立的網站:

http://travelsky.todayir.com

核數師

國際核數師:

羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師:

普華永道中天會計師事務所有限公司
中國上海
湖濱路202號普華永道中心11樓
郵編:200021

法律顧問

香港法律：

孖士打律師行
香港中環
遮打道10號
太子大廈16至19樓

中國法律：

北京市競天公誠律師事務所
中國北京
朝陽區建國路77號華貿中心3號寫字樓34層
郵編：100025

合規顧問

申銀萬國融資(香港)有限公司
香港
花園道3號
花旗銀行廣場
花旗銀行大廈28樓

法定註冊地址和聯繫方式

註冊地址：
中國北京
海淀區科學院南路2號
融科資訊中心C座南樓18-20層
郵編：100190
聯繫方式：
郵寄地址：中國北京東城區東四西大街157號
郵編：100010
電話：(8610) 8409 9658
傳真：(8610) 8409 9689

香港營業地點

香港灣仔
港灣道一號
會議展覽廣場辦公大樓49樓A、50樓 L區

上市地點

香港聯合交易所有限公司
股票代號：0696

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓1712-1716號舖

第一級美國預託證券憑證計劃之存託銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

股東亦可通過本公司互聯網網址http://travelsky.todayir.com 取得本年報副本。

董事、監事、高級管理人員及公司秘書簡歷

董事

徐強先生，四十八歲，本公司董事長及執行董事，畢業於航空航天部第一研究院，並獲得博士學位。一九九零年十一月至一九九九年五月，徐先生於航空航天部、中國航天工業總公司，先後擔任工程師、研究室副主任、主任、十三所副所長、所長等職務。自一九九九年五月至二零零七年五月，徐先生任職於中國航天科技集團公司，先後擔任第一研究院院長助理、副院長、第十研究院院長及中國航天科技集團公司總工程師職務。自二零零七年五月起，徐先生擔任中國民航信息集團公司總經理及黨委副書記職務。自二零零八年五月起，徐先生擔任本公司第三屆董事會之執行董事及董事長。自二零零八年八月起，徐先生兼任本公司黨委副書記職務。自二零一零年三月起，徐先生擔任本公司第四屆董事會之執行董事、董事長、戰略委員會之主任委員及執行委員會之主任委員。徐先生現亦擔任本公司之附屬公司中國民航信息網絡股份(香港)有限公司董事長、上海民航信息科技有限公司董事長，以及中航信凱亞(北京)置業有限公司董事。中國民航信息集團公司於本公司股份中擁有須根據《證券及期貨條例》第XV部之第二及第三分部規定向本公司披露的權益，及徐先生為中國民航信息集團公司的僱員。

崔志雄先生，四十九歲，本公司執行董事，研究生畢業於中央黨校世界經濟專業並擁有南開大學高級管理人員工商管理碩士學位。崔先生於一九七六年十二月至一九八九年九月在部隊服役；一九八九年九月至一九九三年二月，在國務院機關事務管理局工作，先後任副主任科員，機關團委副書記、書記；一九九三年二月至二零零四年四月，在共青團中央國家機關工作委員會工作，先後任副書記、書記，並於二零零零年六月任中央國家機關青年聯合會主席(其間：二零零一年十一月至二零零三年十月，掛職任甘肅省委副秘書長，兼任甘肅省嘉峪關市委副書記)；二零零四年四月至今，在中國民航信息集團公司擔任黨委書記職務；二零零四年四月至二零零八年六月，擔任中國民航信息集團公司副總經理職務；自二零零八年八月起，兼任本公司黨委書記職務。自二零零八年十月起，崔先生擔任本公司第三屆董事會之執行董事。自二零一零年三月起，崔先生擔任本公司第四屆董事會之執行董事、薪酬與考核委員會委員、戰略委員會委員及執行委員會委員。

肖殷洪先生，四十七歲，本公司執行董事及總經理，擁有北京航空航天大學碩士學位，高級工程師，於中國航空業擁有逾二十年的管理經驗。一九八四年七月至二零零零年十月，肖先生於中國民航計算機信息中心任職，曾先後擔任應用室副主任、信息室主任、總經理助理、副總經理等職。肖先生於二零零零年十月至二零零三年十二月期間擔任本公司第一屆董事會之執行董事。肖先生自二零零零年十月起至二零零八年八月擔任本公司副總經理，自二零零八年八月起至今擔任本公司總經理，自二零零八年十月起擔任本公司第三屆董事會之執行董事，自二零一零年三月起，擔任本公司第四屆董事會之執行董事、戰略委員會委員及執行委員會委員。肖先生現亦擔任本公司之附屬公司天信達信息技術有限公司董事長、廣州民航信息技術有限公司董事長、青島民航凱亞系統集成有限公司董事長、上海民航信息科技公司董事及中國民航信息網絡股份(香港)有限公司董事。

王全華先生，五十五歲，本公司非執行董事，大學畢業，彼於中國民航業擁有近三十年管理經驗。王先生自一九九一年六月加入中國南方航空公司。自一九九八年六月起任職於南方航空(集團)公司(本公司發起人股東)，歷任規劃發展部總經理、總裁助理及副總裁。自二零零二年十月起擔任中國南方航空集團公司副總經理，及自二零零三年三月起擔任中國南方航空股份有限公司(於聯交所主板上市之公司，為中國南方航空集團公司之附屬公司)之董事。自二零零三年十二月起王先生當選本公司第二屆董事會之非執行董事及副董事長。二零零四年三月，王先生由董事會委任為第二屆董事會戰略委員會委員及薪酬與考核委員會委員。自二零零七年一月起，王先生連任本公司第三屆董事會之非執行董事、戰略委員會之委員及薪酬與考核委員會之委員。自二零零七年一月至二零零九年三月，王先生擔任本公司第三屆董事會副董事長。自二零一零年三月起，王先生擔任本公司第四屆董事會之非執行董事、薪酬與考核委員會委員及戰略委員會委員。中國南方航空集團公司於本公司股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部的規定向本公司披露的權益，及王先生為中國南方航空集團公司的僱員。

羅朝庚先生，五十九歲，本公司非執行董事，於一九七零年加入民航業，具有一級飛行機械員職稱。羅先生於一九七零年八月至一九七二年八月任民航蘭州管理局教導隊飛行機械員；一九七二年九月至一九八九年三月任民航第八飛行大隊飛行機械員；一九八九年三月至一九九四年八月任中國西北航空公司西安飛行大隊副政委、政委、黨委書記。羅先生於一九九四年八月至一九九六年十月任中國西北航空公司飛機維修廠黨委書記；一九九六年十月至一九九七年三月任中國西北航空公司飛機維修基地黨委書記及副總經理；一九九七年三月至二零零零年十二月任民航西北管理局副局長。羅先生於二零零零年十二月至二零零一年十一月任雲南航空公司總經理、民航雲南省管理局局長、黨委副書記；二零零一年十一月至二零零二年九月任雲南航空公司總經理及黨委副書記；二零零二年九月至二零零四年九月羅先生兼任中國東方航空雲南公司總經理。二零零四年九月至二零零六年十月兼任中國東方航空股份有限公司(於聯交所主板上市之公司，為本公司發起人及主要股東中國東方航空集團公司之附屬公司)董事、總經理及黨委副書記。二零零二年九月至今任中國東方航空集團公司副總裁、黨組成員。自二零零七年六月至二零零九年三月，羅先生擔任本公司第三屆董事會副董事長及戰略委員會之主任委員(主席)。自二零零七年六月起，羅先生擔任本公司第三屆董事會之非執行董事及戰略委員會之主任委員。自二零一零年三月起，羅先生擔任本公司第四屆董事會之非執行董事及戰略委員會委員。中國東方航空集團公司於本公司股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部的規定向本公司披露的權益，及羅先生為中國東方航空集團公司的僱員。

孫玉德先生，五十六歲，本公司非執行董事，畢業於中國民航學院(現稱中國民航大學)經管系。一九七二年進入中國民航工作，曾任民航太原航站副站長、寧波航站站長、中航浙江航空公司總經理等職務。二零零二年十月起任中國國際航空公司副總裁兼浙江分公司總經理，自二零零四年九月起任中國國際航空股份有限公司(於聯交所主板上市之公司，為本公司發起人及主要股東中國航空集團公司之附屬公司，股票代碼：0753香港；601111上海；AIRC倫敦)副總裁，二零零四年十一月兼任山東航空集團有限公司董事長，二零零五年十二月兼任山東航空集團有限公司總裁、黨委副書記。二零零七年三月任中國航空(集團)有限公司董事、總裁、黨委書記，二零零七年十月兼任中國國際航空股份有限公司監事會主席。二零零九年五月任中國航空集團公司副總經理、黨組成員，兼任中國航空(集團)有限公司董事、總裁、中國國際航空股份有限公司監事會主席。自二零一零年三月起，孫先生擔任本公司第四屆董事會之非執行董事及戰略委員會委員。中國航空集團公司於本公司股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部的規定向本公司披露的權益，及孫先生為中國航空集團公司的僱員。

張鈺明先生，五十七歲，本公司獨立非執行董事，香港註冊會計師及香港會計師公會資深會員、香港銀行學會、內部審計師協會(美國)、合併及收購顧問委員會(美國芝加哥)、特許會計師學會(英格蘭與威爾士)及香港證券專業學會等的會員。張先生於一九八七年畢業於澳門東亞大學，獲得工商管理碩士學位。於二零零九年六月以前，張先生曾擔任普華會計師事務所的助理審計員及高級會計師，並為劉張馮陳會計師事務所的合夥人。自二零零五年一月起，張先生擔任香港富勤會計師有限公司的執行董事。張先生於二零零九年六月起擔任中國冶金科工股份有限公司(香港聯交所股票代碼：1618)的獨立非執行董事。張先生自二零一零年三月起，擔任本公司第四屆董事會之獨立非執行董事、審核委員會之主任委員及薪酬與考核委員會委員。

周德強先生，六十八歲，本公司獨立非執行董事，教授級高級工程師，畢業於南京郵電學院，長期從事電信技術與管理工作。自一九八四年九月至一九九四年十月，周先生擔任安徽省郵電管理局局長，於一九九四年十月至二零零零年四月先後任郵電部、信息產業部副部長。二零零零年四月至二零零四年十一月任中國電信集團公司總經理，二零零二年九月至二零零四年十二月擔任中國電信股份有限公司(香港聯交所股票代碼：0728)董事長兼首席執行官。二零零三年三月至二零零八年三月為全國政協委員、全國政協經濟委員會委員。現任中國通信學會理事長、海峽兩岸通信交流協會名譽理事長、中國神華集團公司外部董事、中郵普泰通信服務股份有限公司獨立董事。周先生自二零一零年三月起，擔任本公司第四屆董事會之獨立非執行董事、審核委員會委員及薪酬與考核委員會之主任委員。

潘崇義先生，六十四歲，本公司獨立非執行董事，教授級高級工程師，畢業於上海理工大學。一九六八年十二月至一九九四年十月，潘先生曾任哈爾濱汽輪機廠副廠長、哈爾濱市輕工業局局長、哈爾濱電站設備集團公司副總經理。自一九九四年十月至一九九七年四月，潘先生擔任哈爾濱動力設備股份有限公司(香港聯交所股票代碼：1133)副董事長兼總經理。一九九七年四月至二零零五年八月潘先生曾任中國機械工業集團公司副總經理、中國電工設備總公司總經理。二零零五年至今，潘先生先後出任中國浦發機械工業股份有限公司董事長、中國鐵通集團公司外部董事、中國房地產集團公司外部董事。周先生自二零一零年三月起，擔任本公司第四屆董事會之獨立非執行董事、審核委員會委員及薪酬與考核委員會委員。

監事

李曉軍女士，五十四歲，本公司監事會主席，高級經濟師，畢業於中國人民大學，於中國民航業擁有逾二十年管理經驗。自一九八三年三月至一九八八年五月，李女士任職於中國民用航空總局北京管理局計劃處。彼自一九八八年五月至一九九七年十二月擔任中國國際航空公司計劃處之副處長及處長。李女士於一九九七年十二月至二零零零年八月擔任中國民用航空總局人事教育司企事業人事處之處長。李女士自二零零零年十月至二零零四年八月擔任本公司董事、副總經理及黨委副書記。自二零零二年九月起，李女士擔任中國民航信息集團公司(本公司發起人股東)黨委副書記、紀委書記，自二零零八年八月起兼任本公司黨委副書記及紀委書記職務。李女士為本公司第一屆董事會之執行董事，自二零零三年十二月起任本公司第二屆監事會之監事並擔任主席之職，於二零零七年一月連任本公司第三屆監事會之監事及主席之職，並自二零一零年三月起連任本公司第四屆監事會之職工監事及主席之職。

曾毅瑋女士，三十八歲，本公司監事，畢業於廈門大學，獲碩士學位。曾女士自一九九三起任職於廈門航空有限公司計財部，歷任計財部財務處副經理、經理，並自二零零四年四月起升任廈門航空有限公司計財部副總經理至今。自二零一零年三月起，曾女士擔任本公司第四屆監事會之監事。

喻龔冰先生，三十三歲，本公司監事，畢業於中國民航學院(現稱中國民航大學)，主修計算機應用，畢業後即加入海南航空股份有限公司(本公司發起人股東)計算機中心，自二零零零年五月起又任職海南海航航空信息系統有限公司，自二零零四年七月至二零零七年九月，喻先生擔任海南海航航空信息系統有限公司副總經理。自二零零七年九月至二零一零年一月，喻先生擔任海航集團有限公司信息管理部總經理，並擔任海南海航航空信息系統有限公司董事長兼首席執行官。自二零零七年十月起至今，喻先生兼任海南百成信息系統有限公司董事長。自二零零八年一月至二零一零年一月，喻先生擔任海航集團有限公司執行總裁助理。自二零一零年一月起，喻先生擔任海航旅業控股(集團)有限公司副總裁兼首席信息官。自二零一零年三月起至今，喻先生兼任海南易建科技股份有限公司董事長兼首席執行官。自二零零七年一月起，喻先生擔任本公司第三屆監事會之監事。自二零一零年三月起，喻先生擔任本公司第四屆監事會之監事。

肖巍先生，四十歲，本公司職工監事，畢業於北京航空航天大學，擁有工程碩士學位。肖先生自一九九五年四月加入中國民航計算機信息中心（本公司發起人之一中國民航信息集團公司之前身）。自二零零零年十月本公司成立之時至二零零八年十月，於本公司曾任網絡部工程師、黨群工作部副主任、主任以及本公司之附屬公司瀋陽民航東北凱亞有限公司總經理。自二零零八年十月起至今，肖先生擔任本公司紀委（監察）辦公室主任。自二零一零年三月起，肖先生擔任本公司第四屆監事會之職工監事。

饒戈平先生，六十二歲，本公司獨立監事，為北京大學法學院教授、博士生導師、北京大學國際法研究所所長、北京大學港澳台法律研究中心主任、中國國際法學會副會長、全國人大常委會香港基本法委員會委員，並於武漢大學、外交學院、華東政法大學等中國多個大學任兼職教授。饒教授主要研究領域為港澳台法律、國際法等。饒先生亦擔任廣西陽光股份有限公司（其股份於深圳證券交易所上市）之獨立董事。饒先生自二零零三年十二月起擔任本公司第二屆監事會之獨立監事，於二零零七年一月連任本公司第三屆監事會之獨立監事，並自二零一零年三月起連任本公司第四屆監事會之獨立監事。

公司高級管理人員

榮剛先生，四十七歲，本公司副總經理，高級工程師，擁有北京大學光華管理學院工商管理碩士學位，在中國民航業擁有二十餘年管理經驗。榮先生自一九八三年八月至一九九六年五月任職於民航計算機信息中心，自一九九六年五月至一九九九年五月任職於中國民用航空總局。榮先生自一九九九年五月至二零零二年九月擔任民航計算機信息中心(現稱為中國民航信息集團公司)之副總裁。自二零零二年九月起至二零零八年六月，擔任中國民航信息集團公司(本公司發起人股東)副總經理。榮先生自二零零零年十月起至二零零九年三月擔任本公司非執行董事。自二零零四年三月至二零零九年三月，榮先生亦擔任本公司戰略委員會委員。自二零零八年十二月起，榮先生擔任本公司副總經理。

王瑋先生，四十九歲，本公司副總經理，高級工程師，擁有中歐國際工商學院工商管理碩士學位。一九九三年七月至二零零二年四月，任中國航空器材進出口總公司北京分公司副總經理。二零零二年四月至二零零二年九月，任中國航空器材進出口總公司總經理助理。二零零二年九月至二零零八年三月，任中國航空器材進出口集團公司副總經理。二零零八年三月至二零零八年六月，任中國民航信息集團公司(本公司發起人股東)副總經理。自二零零八年十二月起，王先生擔任本公司副總經理。

孫湧濤先生，五十二歲，本公司副總經理及財務總監，擁有經濟學碩士學位，高級會計師。自一九八八年五月至一九九零年七月擔任深圳華美鋼鐵公司財務經理，自一九九零年七月至一九九三年七月擔任深圳新都酒店股份有限公司(深圳證券交易所上市公司)總會計師，自一九九三年七月至一九九六年一月擔任深業控股有限公司(於香港聯合交易所有限公司主板上市之公司，現稱為「深圳控股有限公司」)董事及財務部總經理，自一九九六年一月至二零零一年三月先後擔任香港恒力紡織(集團)有限公司財務總監、常務副總經理及董事，二零零一年三月至二零零二年二月擔任香港貴明投資有限公司副總經理及財務總監，二零零二年二月至二零零四年十一月先後擔任大亞灣核電財務有限責任公司副總經理兼財務總監。孫先生自二零零四年十一月至二零零八年六月於中國民航信息集團公司(本公司發起人股東)擔任總會計師。自二零零八年三月至二零零八年五月，孫先生擔任本公司代理董事長。自二零零七年一月起至二零零九年三月，孫先生擔任本公司非執行董事及薪酬與考核委員會之委員。自二零零八年十二月起，孫先生擔任本公司副總經理，自二零一零年三月起孫先生兼任本公司財務總監。孫先生現亦擔任本公司之附屬公司中航信凱亞(北京)置業有限公司監事。

朱曉星先生，四十五歲，本公司副總經理，畢業於吉林大學計算機軟件專業並擁有清華大學工商管理碩士學位，於中國民航業擁有近二十年的管理及技術支持經驗。朱先生自一九八七年八月至二零零零年十月於中國民航計算機信息中心先後擔任運行部主任、客戶服務部主任等職。自本公司二零零零年十月成立以來，朱先生曾先後擔任本公司運行部、客戶服務部、技術管理部的總經理。自二零零四年八月起至二零零八年八月，朱先生擔任本公司總經理。自二零零四年十月起至二零零九年三月朱先生擔任本公司執行董事。自二零零八年八月起，朱先生擔任本公司副總經理。

黃源昌先生，四十七歲，本公司副總經理，畢業於南京工學院並持有北京航空航天大學管理學碩士學位，現為高級工程師，在中國航空業擁有二十多年的管理及技術支持經驗。黃先生自一九八九年五月至二零零零年十月先後擔任中國民航計算機中心運行室副主任及主任、生產管理處處長、總經理助理、副總經理。黃先生於二零零零年十月至二零零三年十二月期間擔任本公司第一屆董事會之執行董事。黃先生自二零零零年十月至二零零六年十一月期間擔任本公司副總經理。二零零七年八月起至二零零八年八月黃先生於中國民航信息集團公司擔任市場與研發部總經理。自二零零八年九月起，黃先生擔任本公司副總經理。黃先生現亦擔任本公司之附屬公司湖北民航凱亞有限公司董事長、西安民航凱亞科技有限公司董事長，以及上海民航信息科技有限公司董事。

李勁松先生，四十歲，本公司總法律顧問，畢業於清華大學，先後在清華大學自動化系自動控制專業取得工學學士學位，在清華大學經濟管理學院取得工商管理碩士學位，在清華大學法學院取得法學博士學位，現為高級工程師、註冊會計師、律師，北京仲裁委員會仲裁員。自一九九零年八月至一九九五年九月於中國華輕實業公司投資管理部擔任業務經理，自一九九五年九月至二零零零年九月於遼寧華輕實業有限責任公司擔任總經理，自二零零零年九月至二零零二年三月於中國華輕實業公司擔任總經理助理，自二零零一年三月至二零零四年二月在清華大學法學院民商法學專業攻讀博士研究生，自二零零四年二月至二零零七年三月擔任北京國家會計學院法學副教授、學術委員會委員(其間在英國倫敦政治經濟學院法律系作訪問研究員)，二零零七年三月擔任中國民航信息集團公司總法律顧問，自二零零七年八月至二零零八年十二月兼任中國民航信息集團公司審計監察與法律事務部總經理。自二零零八年十二月至今，李先生擔任本公司總法律顧問。李先生現亦擔任本公司之附屬公司上海民航信息科技有限公司監事。

聯席公司秘書

于曉春先生，四十二歲，本公司公司秘書(董事會秘書)，於一九八九年七月大學畢業於北京航空航天大學系統工程系，主修管理工程，於二零零二年三月獲得北京航空航天大學管理學碩士學位。于先生自一九八九年七月加入中國民航計算機信息中心(本公司發起人之一中國民航信息集團公司之前身)以來，至今在中國民航信息業(本公司所屬行業)工作已逾20年，有著豐富的管理經驗。于先生自一九九九年七月至二零零零年十月擔任中國民航計算機信息中心市場部副主任，自二零零零年十月本公司成立之時至二零零二年十二月，先後擔任本公司市場部副主任、離港部總經理，以及市場部副總經理等多個職位，自二零零二年十二月至二零零九年七月，擔任中國民航信息集團公司規劃發展部總經理，並自二零零九年七月起至今擔任本公司規劃發展部部長。于先生現亦擔任本公司之附屬公司雲南民航凱亞信息有限公司董事和西安民航凱亞科技有限公司董事。自二零一零年三月起，于先生擔任本公司公司秘書(董事會秘書)。

廖佩儀女士，三十二歲，本公司聯席公司秘書，香港執業律師。彼於香港大學獲得法律學士學位及專業證書課程。廖女士亦於清華大學獲得中國法學專業第二學位。廖女士於處理上市公司合規事宜及企業合併與收購交易累積豐富經驗。廖女士現為第一拖拉機股份有限公司(其股份於香港聯合交易所有限公司主板上市)的聯席公司秘書。自二零一零年三月起，廖女士擔任本公司聯席公司秘書。

JOINT COMPANY SECRETARIES

Mr Yu Xiaochun, aged 42, the company secretary of the Company (Secretary to the Board), graduated from the Department of Systems Engineering of Beihang University (北京航空航天大學) in July 1989, majoring in Management Engineering. He obtained a master degree in management from Beihang University in March 2002. Since Mr Yu joined China Civil Aviation Computer Information Center (中國民航計算機信息中心), a promoter of the Company, the predecessor of China TravelSky Holding Company in July 1989, Mr Yu has worked in the China civil aviation information industry (in which the Company carries its activities) for 20 years and has extensive management experience. Mr Yu was the deputy director of the marketing department of China Civil Aviation Computer Information Centerfrom July 1999 to October 2000. From October 2000 (when the Company was established) to December 2002, he held various positions in the Company such as deputy director of the marketing department, the general manager of the DCS department (離港部) and the deputy general manager of the marketing department. From December 2002 to July 2009, Mr Yu was the general manager of the planning and development department of China TravelSky Holding Company. He is the head of the Planning and Development Department of the Company since July 2009. Mr Yu is currently also the director of subsidiaries of the Company, namely Aviation Cares of Yunnan Information Co. Ltd. (雲南民航凱亞信息有限公司), and Civil Aviation Cares Technology of Xi'an Ltd. (西安民航凱亞科技有限公司). Mr Yu has served as the company secretary (secretary to the Board) of the Company since March 2010.

Ms Liu Pui Yee, aged 32, the joint company secretary of the Company, is a Hong Kong qualified solicitor. She obtained a bachelor degree in laws and Postgraduate Certificates in Laws from the University of Hong Kong. Ms Liu also obtained a second degree in Chinese laws from the Tsinghua University. Ms Liu has accumulated extensive experiences from handling of compliance issues of listed companies and corporate merger and acquisitions transactions. Ms Liu is currently the joint company secretary of First Tractor Company Limited, a company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited. Since March 2010, Ms Liu has served as the joint company secretary of the Company.



Monday, June 30, 2009

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Travelsky Technology Limited --
Information Furnished Pursuant to
Rule 12g-3-2(b) Under the Securities
Exchange Act of 1934 (File No. 82-34687)

Dear Sirs:

On behalf of Travelsky Technology Limited, enclosed are copies of documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

中国民航信息网络股份有限公司
TravelSky Technology Limited
地址：中国 北京 海淀区科学院南路 2 号融科资讯中心C座南楼18-20层　邮编：100190
电话：(86 10) 62508866　传真：(86 10) 62508523

If you have any questions in connection with this matter, please contact Mr.Ding Weiping at 8610-84099931.

Very truly yours,



Ding Weiping
Company Secretary
Tel:8610-84099655/84099931
Fax:8610-84099689

Enclosures:

- Copies of all announcement and circular of the Company from July,2008 to June,2009.
- Interim report 2008
- Annual report 2008

Stock Name: TRAVELSKY TECH **Stock Code:** 00696

Release Time		Document
1.	24/07/2008 19:14	Announcements and Notices - [Continuing Connected Transaction] CONTINUING CONNECTED TRANSACTIONS
2.	31/07/2008 12:43	Announcements and Notices - [Results of EGM/SGM / Results of Voting by Poll] VOTING RESULTS OF RESOLUTIONS PROPOSED AT THE EXTRAORDINARY GENERAL MEETING
3.	18/08/2008 12:54	Announcements and Notices - [Date of Board Meeting] DATE OF BOARD MEETING
4.	29/08/2008 12:37	Announcements and Notices - [Interim Results] ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2008
5.	29/08/2008 12:43	Announcements and Notices - [Change in Directors or of Important Executive Functions or Responsibilities] ANNOUNCEMENT IN RESPECT OF(1) THE PROPOSED RESIGNATION AND PROPOSED APPOINTMENT OF EXECUTIVE DIRECTORS;(2) THE RESIGNATION AND APPOINTMENT OF GENERAL MANAGER;AND(3) THE RESIGNATION AND APPOINTMENT OF DEPUTY GENERAL MANAGERS
6.	31/08/2008 18:04	Announcements and Notices - [Notice of EGM/SGM / Closure of Books or Change of Book Closure Period] NOTICE OF EXTRAORDINARY GENERAL MEETING
7.	09/09/2008 12:35	Financial Statements - [Interim/Half-Year Report] Interim Report 2008
8.	15/10/2008 18:44	Announcements and Notices - [Unusual Price/Turnover Movements - Standard or Super] ANNOUNCEMENT
9.	17/10/2008 12:31	Announcements and Notices - [Results of EGM/SGM / Change in Directors or of Important Executive Functions or...More] RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING HELD ON 17 OCTOBER 2008
10.	17/10/2008 12:31	Announcements and Notices - [Change in Qualified Accountant] ANNOUNCEMENT IN RESPECT OF APPOINTMENT OF QUALIFIED ACCOUNTANT
11.	12/12/2008 18:54	Announcements and Notices - [Change in Directors or of Important Executive Functions or Responsibilities / Change in...More] ANNOUNCEMENT IN RESPECT OF (1) THE PROPOSED RESIGNATION AND PROPOSED APPOINTMENT OF DIRECTORS; (2) THE PROPOSED RESIGNATION OF SUPERVISORS; (3) THE RESIGNATION AND APPOINTMENT OF DEPUTY GENERAL MANAGERS; (4) THE CHANGE OF AGENT FOR THE SERVICE OF PROCESS IN HONG KONG; AND (5) PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION
12.	31/12/2008 18:00	Announcements and Notices - [Continuing Connected Transaction] CONTINUING CONNECTED TRANSACTIONS
13.	05/01/2009 18:25	Announcements and Notices - [Continuing Connected Transaction] CONTINUING CONNECTED TRANSACTIONS

14.	07/01/2009 16:45	Circulars - [Amendment of Constitutional Documents / Explanatory Statement for Repurchase of Shares / General Mandate] PROPOSED RESIGNATION AND PROPOSED APPOINTMENT OF DIRECTORS; PROPOSED RESIGNATION OF SUPERVISORS; PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION; PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND NOTICES OF EGM AND CLASS MEETINGS
15.	09/01/2009 18:51	Announcements and Notices - [Price-Sensitive Information] ANNOUNCEMENT
16.	11/01/2009 18:24	Circulars - [Continuing Connected Transaction] CONTINUING CONNECTED TRANSACTIONS; REVISED NOTICES OF EGM AND CLASS MEETINGS AND NOTICE OF EGM 2
17.	11/01/2009 19:08	Announcements and Notices - [Notice of EGM/SGM / Closure of Books or Change of Book Closure Period] REVISED NOTICE OF EXTRAORDINARY GENERAL MEETING; REVISED NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES; AND REVISED NOTICE OF CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES
18.	12/01/2009 07:44	Announcements and Notices - [Notice of EGM/SGM / Closure of Books or Change of Book Closure Period] CHANGE OF BOOK CLOSURE PERIOD
19.	21/01/2009 16:44	Announcements and Notices - [Continuing Connected Transaction] CONTINUING CONNECTED TRANSACTION
20.	02/02/2009 17:01	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 January 2009
21.	03/02/2009 16:39	Circulars - [Continuing Connected Transaction] CONTINUING CONNECTED TRANSACTION AND NOTICE OF EGM
22.	18/02/2009 16:31	Announcements and Notices - [Change in Registered Address or Office, Registered Place of Business in HK or Agent for...More] CHANGE IN REGISTERED PRINCIPAL PLACE OF BUSINESS IN HONG KONG
23.	27/02/2009 19:20	Announcements and Notices - [Price-Sensitive Information] ANNOUNCEMENT
24.	03/03/2009 16:37	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities for the month ended 28 February 2009
25.	03/03/2009 17:04	Announcements and Notices - [Results of EGM/SGM / Change in Directors or of Important Executive Functions or...More] RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETINGS AND CLASS MEETINGS
26.	03/03/2009 17:30	Next Day Disclosure Returns - [Others] Next Day Disclosure Return
27.	17/03/2009 17:09	Announcements and Notices - [Date of Board Meeting] DATE OF BOARD MEETING
28.	27/03/2009 13:35	Announcements and Notices - [Final Results / Dividend or Distribution]

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

29. 02/04/2009 13:31 — Monthly Returns
Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 March 2009

30. 08/04/2009 13:53 — Announcements and Notices - [Results of EGM/SGM]
RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING (71KB, PDF)

31. 13/04/2009 18:23 — Financial Statements - [Annual Report]
2008 Annual Report

32. 13/04/2009 18:34 — Circulars - [Explanatory Statement for Repurchase of Shares / General Mandate]
PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES; PROPOSED OPENING OF THE INVESTMENT ACCOUNT; AND NOTICES OF AGM AND CLASS MEETINGS

33. 19/04/2009 18:24 — Announcements and Notices - [Notice of AGM / Notice of EGM/SGM / Closure of Books or Change of Book Closure Period]
CHANGE OF BOOK CLOSURE PERIOD

34. 19/04/2009 18:31 — Announcements and Notices - [Notice of AGM / Notice of EGM/SGM / Closure of Books or Change of Book Closure Period]
REVISED NOTICE OF ANNUAL GENERAL MEETING; REVISED NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES; AND REVISED NOTICE OF CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES

35. 04/05/2009 09:14 — Monthly Returns
Monthly Return of Equity Issuer on Movements in Securities for the month ended 30 April 2009

36. 12/05/2009 21:14 — Announcements and Notices - [Continuing Connected Transaction]
ACCA CONTINUING CONNECTED TRANSACTIONS AND AIRLINE CONTINUING CONNECTED TRANSACTIONS

37. 15/05/2009 18:47 — Announcements and Notices - [Connected Transaction]
ACQUISITION OF 49% EQUITY INTEREST IN INFOSKY

38. 22/05/2009 17:58 — Announcements and Notices - [Connected Transaction]
CONNECTED TRANSACTIONS

39. 25/05/2009 12:37 — Circulars - [Continuing Connected Transaction]
CONTINUING CONNECTED TRANSACTIONS AND NOTICE OF EGM

40. 01/06/2009 09:27 — Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 May 2009

41. 05/06/2009 18:08 — Announcements and Notices - [Results of AGM / Results of EGM/SGM / Dividend or Distribution]
RESOLUTIONS PASSED AT THE 2008 ANNUAL GENERAL MEETING AND CLASS MEETINGS AND PAYMENT OF "2008 DIVIDENDS"

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中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS

The Company has entered into the Lucky Airline Services Agreement in relation to the Continuing Connected Transactions set out in this announcement.

As set out in the paragraph headed "Listing Rules Requirements" in this announcement below, the Percentage Ratios for the Continuing Connected Transactions on its own are less than 2.5%, the Continuing Connected Transactions, in accordance with Rule 14A.34(1) of the Listing Rules, are only subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements.

CONTINUING CONNECTED TRANSACTIONS

Background

The Company has entered into the Lucky Airline Services Agreement in relation to the Continuing Connected Transactions set out in this announcement.

Lucky Airline Services Agreement

Date : 22 July 2008

Parties : The Company (as provider of the Technology Services); and Lucky Airlines (as recipient of the Technology Services).

Term : 1 January 2008 to 31 December 2008

Number of years of renewal : One

Services : The services will cover:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees : The service fees for the Technology Services payable by Lucky Airlines under the Lucky Airline Services Agreement are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, Lucky Airlines are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by Lucky Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

INFORMATION ON LUCKY AIRLINES

Hainan Airlines is a promoter of the Company and a connected person of the Company. Both Hainan Airlines and Lucky Airlines are subsidiaries of 大新華航空有限公司 (Da Xin Hua Airlines Limited) and Lucky Airlines is an associate of Hainan Airlines. Lucky Airlines is an associate of a promoter of the Company and thus a connected person of the Company under Rule 14A.11(4) of the Listing Rules.

Lucky Airlines is principally engaged in the operation of civil aviation.

HISTORICAL TRANSACTION RECORDS

The Company has not entered into any transaction with Lucky Airlines for the three years ended 31 December 2007. From 1 January 2008 to 30 June 2008, the unaudited transaction amount of the Technology Services provided by the Company to Lucky Airlines is approximately RMB7,000,000. The transaction amount of the Technology Services provided by the Company to Lucky Airlines has exceeded the de minimis threshold under Rule 14A.33(3) of the Listing Rules since March 2008.

ANNUAL CAP

The Annual Cap of the Continuing Connected Transactions entered or to be entered between Lucky Airlines and the Company under the Lucky Airline Services Agreement for the year ending 31 December 2008 are RMB20,000,000 (equivalent to approximately HK$22,999,000).

The Annual Cap is determined by reference to the estimated transaction volume in 2008 provided by Lucky Airlines.

The Directors are of the view that the Annual Cap is fair and reasonable.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC.

The provision of the Technology Services to Lucky Airlines is in the ordinary and usual course of business of the Group. The Group will receive service fees for the Technology Services from Lucky Airlines under the Lucky Airline Services Agreement and thus, will increase the total revenue of the Group.

The Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Directors are of the view that the Continuing Connected Transactions are on normal commercial terms and the terms of the Continuing Connected Transactions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

LISTING RULES REQUIREMENTS

Given that Lucky Airlines is a connected person of the Company as mentioned above, the Continuing Connected Transactions constitute continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

As Lucky Airlines is an associate of Hainan Airlines, the Continuing Connected Transactions will be aggregated with the continuing connected transactions entered or to be entered into between the Company and Hainan Airlines under the Hainan Airline Services Agreement pursuant to Rule 14A.26(1) of the Listing Rules. As set out in the 2006 Circular, the annual cap for the continuing connected transactions entered or to be entered into between the Company and Hainan Airlines under the Hainan Airline Services Agreement for the year ending 31 December 2008 is RMB265,860,000.

The Percentage Ratios for the aggregate of the Continuing Connected Transactions and the continuing connected transactions entered or to be entered into between the Company and Hainan Airlines under the Hainan Airline Services Agreement on an annual basis exceed 2.5%. However, the Company has complied with the independent shareholders' approval requirement under Rule 14A.48 of the Listing Rules in respect of the continuing connected transactions entered or to be entered into between the Company and Hainan Airlines under the Hainan Airline Services Agreement and the Percentage Ratios for the Continuing Connected Transactions on its own are less than 2.5%, the Continuing Connected Transactions, in accordance with Rule 14A.34(1) of the Listing Rules, are only subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements.

As it came to the notice of the Company that Lucky Airlines is a connected person of the Company only in June 2008 when Lucky Airlines provided updated and accurate information on its shareholders to the Company, the Company entered into the Lucky Airline Services Agreement with Lucky Airlines as soon as practicable after it noted the connected relationship with Lucky Airlines and published this announcement as soon as practicable after the entering into of the Lucky Airline Services Agreement in accordance with Rule 14A.34 of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"2006 Circular"	the Company's circular dated 7 April 2006 in relation to, among other things, the Hainan Airline Services Agreement
"Annual Cap"	the expected maximum amount of fees payable by Lucky Airlines under the Lucky Airline Services Agreement for the year ending 31 December 2008
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of the Directors
"CAAC"	中國民用航空局 (Civil Aviation Administration of China), the administrative authority in the civil aviation industry in the PRC

"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Continuing Connected Transactions"	the transactions contemplated under the Lucky Airline Services Agreement
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hainan Airlines"	Hainan Airlines Company Limited (海南航空股份有限公司), a promoter of the Company
"Hainan Airline Services Agreement"	the agreement entered into between the Company and Hainan Airlines in relation to the Technology Services on 25 October 2004, particulars of which are set out in the 2006 Circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lucky Airlines"	Yunnan Lucky Airlines Company Limited (雲南祥鵬航空有限責任公司)
"Lucky Airline Services Agreement"	the agreement dated 22 July 2008 entered into between Lucky Airlines and the Company in relation to the Technology Services
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Technology Services"	various aviation information technology services and ancillary support to be provided by the Group to Lucky Airlines as set out in the paragraph headed "Lucky Airline Services Agreement" above

For the purpose of this announcement, unless otherwise indicated, the exchange rate at RMB0.8696 = HK$1 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, 24 July 2008

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr. Xu Qiang (Chairman), Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors	:	Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive Directors	:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.

②



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT
VOTING RESULTS OF RESOLUTIONS PROPOSED AT THE EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that the special resolutions for approving the Sale and Purchase Agreement, the issue of the Consideration Shares and the amendment of the Articles of Association of the Company were duly passed by way of poll at the EGM held on 31 July 2008. The Board is pleased to further announce that the ordinary resolutions for approving the various Continuing Connected Transactions and the applicable Annual Caps were also duly passed by way of poll at the EGM held on the even date.

Reference is made to the announcement of TravelSky Technology Limited (the "**Company**") dated 26 May 2008 and the circular to the Shareholders dated 16 June 2008 (the "**Circular**") regarding amongst others, the Major and Connected Transaction, the Special Mandate to issue Shares, the Amendment to the Articles of Association of the Company and the Continuing Connected Transactions. Terms used herein shall have the same meanings as defined in the Circular unless the context otherwise stated.

VOTING RESULTS OF THE EGM

Special Resolutions

As at 31 July 2008, there were 1,776,315,000 Shares in the capital of the Company in issue. In accordance with the Listing Rules and as disclosed in the Circular, CTHC and its associates, as well as the Domestic Shareholders (except CTHC and Shanxi Aviation Industry Company), all being the Connected Airlines or their respective associates, which in aggregated held 1,154,269,000 Shares representing about 64.98% of all the issued share capital of the Company as at the date of the EGM, abstained from voting at the EGM on the resolutions approving the Acquisition and the issue of the Consideration Shares.

The total number of Shares entitling the Independent Shareholders to attend and vote for or against the resolutions approving the Acquisition and the issue of the Consideration Shares at the EGM was 622,046,000, representing approximately 35.02% of the total issued share capital of the Company as at the date of the EGM. There were no shares of the Company entitling the Independent Shareholders to attend and vote only against the resolutions approving the Acquisition and the issue of the Consideration Shares proposed at the EGM.

The total number of Shares entitling the Shareholders to attend and vote for or against the resolutions regarding the amendment of the Articles at the EGM was 1,776,315,000, representing approximately 100.00% of the total issued share capital of the Company as at the date of the EGM. There were no shares of the Company entitling the Shareholders to attend and vote only against the resolutions regarding the amendment of the Articles proposed at the EGM.

The Board is pleased to announced that the special resolutions for approving the Sale and Purchase Agreement (and the transactions contemplated thereunder), the issue of the Consideration Shares and the amendments of the Articles were duly passed by the Independent Shareholders (and by the Shareholders, for the case of the amendments to the Articles) by way of poll at the EGM held on 31 July 2008.

The vote-taking at the EGM was scrutinized by PricewaterhouseCoopers, the auditor of the Company *(Note)*.

The poll results are as follows:

Special Resolutions	Number of votes (%)	
	For	Against
To approve the sale and purchase agreement dated 5 May 2008 entered into between the Company and CTHC and all transactions contemplated thereunder (the "**Acquisition**").	300,959,681 Shares (75.00%)	100,304,000 Shares (25.00%)
To approve the Directors to allot and issue an aggregate of up to 174,491,393 new domestic shares to CTHC or its nominee as full settlement of the consideration of the Acquisition.	276,326,581 Shares (68.86%)	124,937,100 Shares (31.14%)
To approve the amendments of the Articles of Association of the Company.	1,433,859,681 Shares (93.45%)	100,496,000 Shares (6.55%)

Ordinary Resolutions

The Board is pleased to further announce that each of the Eastern Resolution, Air China Resolution and IATA Resolution (all as defined below) regarding the various Continuing Connected Transactions and the related Annual Caps for the three years ending 31 December 2010 were duly passed by way of poll by the Independent Shareholders at the EGM as more than 50% of the votes were cast in favour of each of the Eastern Resolution, Air China Resolution and IATA Resolution.

According to the Listing Rules and as disclosed in the Circular:

(i) Eastern Airlines and its associates, which in aggregate held 226,746,000 Shares in the capital of the Company, representing about 12.76% of all the issued share capital of the Company as at the date of the EGM, abstained from voting at the EGM on the resolution approving the relevant Non-exempt Continuing Connected Transaction and the applicable Annual Caps ("**Eastern Resolution**"). The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Eastern Resolution at the EGM was 1,549,569,000, representing approximately 87.24% of the total issued share capital of the Company as at the date of the EGM. There were no shares of the Company entitling the Independent Shareholders to attend and vote only against the Eastern Resolution proposed at the EGM.

(ii) Air China and its associates, which in aggregate held 187,564,000 Shares in the capital of the Company, representing about 10.56% of all the issued share capital of the Company as at the date of the EGM, abstained from voting at the EGM on the resolution approving the relevant Non-exempt Continuing Connected Transaction and the applicable Annual Caps ("**Air China Resolution**"). The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Air China Resolution at the EGM was 1,588,751,000, representing approximately 89.44% of the total issued share capital of the Company as at the date of the EGM. There were no shares of the Company entitling the Independent Shareholders to attend and vote only against the Air China Resolution proposed at the EGM.

(iii) Each of the Connected Airlines and their respective associates, which in aggregate held 757,276,000 Shares in the capital of the Company, representing about 42.63% of all the issued share capital of the Company as at the date of the EGM, abstained from voting at the EGM on the resolution approving the relevant Non-exempt Continuing Connected Transaction and the applicable Annual Caps ("**IATA Resolution**"). The total number of Shares entitling the Independent Shareholders to attend and vote for or against the IATA Resolution at the EGM was 1,019,039,000, representing approximately 57.37% of the total issued share capital of the Company as at the date of the EGM. There were no shares of the Company entitling the Independent Shareholders to attend and vote only against the IATA Resolution proposed at the EGM.

The poll results are as follows:

Ordinary Resolutions	Number of votes (%)	
	For	Against
To approve the revenue accounting system and settlement agreement dated 22 February 2008 entered into between ACCA and Eastern Airlines and all transactions contemplated thereunder and the applicable annual caps for the three years ending 31 December 2010.	1,307,507,681 Shares (99.99%)	102,000 Shares (0.01%)
To approve the revenue accounting system and settlement agreement dated 28 February 2008 entered into between ACCA and Air China and all transactions contemplated thereunder and the applicable annual caps for the three years ending 31 December 2010.	1,355,386,681 Shares (99.99%)	102,000 Shares (0.01%)
To approve the agreement dated 27 March 2008 entered into between ACCA and IATA and all transactions contemplated thereunder and the applicable annual caps for the three years ending 31 December 2010.	798,154,681 Shares (99.99%)	102,000 Shares (0.01%)

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, PRC, 31 July 2008

Note: The poll results were subject to scrutiny by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong), whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers (Certified Public Accountants in Hong Kong). The work performed by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the Board comprises:

Executive Directors : Mr. Xu Qiang (Chairman), Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;

Non-executive Directors : Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;

Independent non-executive Directors : Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

DATE OF BOARD MEETING

The board of directors (the "Board") of TravelSky Technology Limited (the "Company") hereby announces that the meeting of the Board will be held on Friday, 29 August 2008, for considering and approving the interim results for the six months ended 30 June 2008 and the distribution of interim dividends, if any.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China, 18 August 2008

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr. Xu Qiang (Chairman), Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors	:	Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive Directors	:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2008

The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company") hereby presents the unaudited Condensed Consolidated Interim Results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2008.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	**As at June 30, 2008** *Unaudited*	As at December 31, 2007 *Audited*
ASSETS			
Non-current assets			
Property, plant and equipment, net	7	**975,802**	1,033,148
Intangible assets, net		**10,159**	11,824
Investments in associated companies		**92,604**	85,996
Other long-term assets		**8,881**	8,881
Deferred income tax assets		**9,051**	9,229
		1,096,497	1,149,078
Current assets			
Inventories		**8,338**	9,241
Accounts receivable, net	8	**157,641**	141,565
Due from associated companies		**4,795**	6,308
Due from related parties, net		**477,053**	389,561
Prepayments and other current assets		**191,175**	102,399
Held-to-maturity financial assets		**100,000**	100,000
Short-term bank deposits		**1,423,458**	1,843,949
Cash and cash equivalents		**1,608,660**	1,209,152
		3,971,120	3,802,175
Total assets		**5,067,617**	4,951,253
EQUITY			
Capital and reserves attributable to equity holders			
Paid in capital		**1,776,315**	1,776,315
Reserves	5	**1,412,235**	1,296,834
Retained earnings			
— Proposed final cash dividend	6	**—**	230,921
— Others		**1,180,782**	1,028,659
		4,369,332	4,332,729
Minority interest		**94,637**	85,997
Total equity		**4,463,969**	4,418,726

LIABILITIES

	Note		
Non-current liabilities			
Deferred income tax liabilities		**121**	129
Current liabilities			
Accounts payable and accrued liabilities	9	**513,761**	470,212
Due to related parties		**40,846**	39,960
Income tax payable		**43,918**	17,054
Deferred revenue		**5,002**	5,172
		603,527	532,398
Total liabilities		**603,648**	532,527
Total equity and liabilities		**5,067,617**	4,951,253
Net current assets		**3,367,593**	3,269,777
Total assets less current liabilities		**4,464,090**	4,418,855

CONDENSED CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi, except per share data)

		Unaudited	
		Six months ended June 30,	
	Note	**2008**	2007
Revenues			
Aviation information technology services		**795,640**	731,881
Data network and others		**196,990**	176,585
Total revenues	2	**992,630**	908,466
Operating expenses			
Business taxes and other surcharges		**(32,785)**	(30,597)
Depreciation and amortisation		**(159,478)**	(109,821)
Network usage		**(39,522)**	(41,462)
Personnel		**(136,551)**	(132,403)
Operating lease rentals		**(34,191)**	(31,732)
Technical support and maintenance fees		**(75,139)**	(64,232)
Commission and promotion expenses		**(143,403)**	(121,679)
Other operating expenses		**(83,462)**	(84,609)
Total operating expenses		**(704,531)**	(616,535)
Operating profit		**288,099**	291,931
Financial income, net		**34,999**	24,544
Share of results of associated companies		**6,907**	8,046
Profit before taxation		**330,005**	324,521
Income tax	5	**(48,760)**	(9,882)
Profit after taxation		**281,245**	314,639

Attributable to:			
Equity holders of the Company		**270,480**	305,527
Minority interest		**10,765**	9,112
		281,245	314,639
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted *(RMB)*	4	**0.15**	0.17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. Principal accounting policies and basis of presentation

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Accounting Standard 34 "Interim financial reporting", and have been reviewed by the Audit Committee of the Company. The accounting policies adopted for the purpose of preparing this condensed consolidated financial statements are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2007.

2. Revenue

Revenue primarily comprises the fees earned by the Group for the provision of the Group's aviation information technology services and related services. A substantial portion of these fees was generated from the shareholders of the Company.

3. Taxation

The Company, registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park, has been approved by the Haidian State Tax Bureau to pay an enterprise income tax ("EIT") at a rate of 15% commencing from January 1, 2006.

The relevant authorities jointly issued a notice dated February 26, 2008 recognizing the Company as an "Important Software Enterprise" in 2007 under the National Planning Layout. According to the relevant regulations, the Company is entitled to a preferential tax rate of 10% in the year of recognition. Since the Company had already paid EIT at a rate of 15% for the financial year ended December 31, 2007, the difference between the EIT paid by the Company at a tax rate of 15% over the preferential tax rate of 10% of RMB30,114,000 was recognised against income tax expenses in the condensed consolidated income statement for the six months ended June 30, 2008. The refund for the year 2006 of RMB30,180,000 has already recorded in the condensed consolidated income statement for the six months ended June 30, 2007.

The Corporate Income Tax Law of the People's Republic of China implemented since January 1, 2008 unified the income tax rate of enterprises in China to 25%. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for "High and New Technology Enterprises". Enterprises recognized as "High and New Technology Enterprises" will be entitled to a favorable statutory tax rate of 15%. Solicitation of actual applications has not yet commenced by relevant governmental regulatory authorities. As the Company has not yet entered the final stage of such enlisting by the authorities, the Company provided EIT for the first half of 2008 at the statutory income tax rate of 25%. If the Company is ultimately approved by the taxation authorities, it will benefit from the preferential income tax policy, and the Company's income tax expense will decrease.

4. Earnings per share

Earnings per share for the six months ended June 30, 2008 and June 30, 2007 have been computed by dividing the profit attributable to the equity holders of the Company of RMB270,480,000 and RMB305,527,000, by the weighted average number of 1,776,315,000 ordinary shares issued.

There were no potential dilutive ordinary shares outstanding for the six months ended June 30, 2007 and June 30, 2008.

5. Reserve

RMB118,357,000, representing 20% of the Company's net profit of year 2007, was transferred to the discretionary surplus reserves.

6. Dividend Distribution

The equity holders in the annual general meeting of the Company held on May 20, 2008 approved the final dividend in respect of 2007 of RMB0.13 per share amounting to a total of RMB230,920,950. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the six months ended June 30, 2008.

7. Property, Plant and Equipment

For the six months ended June 30, 2008, the Group acquired property, plant and equipment amounting to approximately RMB101,035,000.

8. Accounts Receivable, Net

The credit period for accounts receivable is generally six months after services are rendered.

The ageing analysis of accounts receivable is as follows:

	June 30, 2008 *Unaudited* *RMB'000*	December 31, 2007 *Audited* *RMB'000*
Within 6 months	**126,188**	126,837
Over 6 months but within 1 year	**21,776**	6,390
Over 1 year but within 2 years	**5,954**	4,578
Over 2 years but within 3 years	**249**	1,247
Over 3 years	**8,299**	7,338
Accounts receivable	**162,466**	146,390
Provision for impairment of receivables	**(4,825)**	(4,825)
Accounts receivable, net	**157,641**	141,565

9. Accounts Payable and Accrued Liabilities

The ageing analysis of accounts payable is as follows:

	June 30, 2008 *Unaudited* *RMB'000*	December 31, 2007 *Audited* *RMB'000*
Within 6 months	**56,416**	133,228
Over 6 months but within 1 year	**93,316**	13,078
Over 1 year but within 2 years	**11,298**	7,884
Over 2 years but within 3 years	**6,982**	17,481
Over 3 years	**10,389**	8,584
Total accounts payable	**178,401**	180,255
Accrued liabilities	**335,360**	289,957
Total accounts payable and accrued liabilities	**513,761**	470,212

10. Segment Reporting

The Group conducts its business within one business segment - the business of providing aviation information technology services and related services in the PRC. The Group's chief decision maker for operation is the Group's Chief Executive Officer (CEO). The information reviewed by the CEO is identical to the information presented in the consolidated financial statements. Hence, no segment information has been prepared by the Group for the period ended June 30, 2008 and June 30, 2007. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented in these financial statements.

11. Subsequent events

The independent shareholders in the extraordinary general meeting of the Company held on July 31, 2008 approved the Company to acquire, the entire registered capital of Accounting Centre of China Aviation Limited Company ("ACCA"), the wholly-owned subsidiary of China TravelSky Holding Company and certain properties located in No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC. Please refer to the circular to shareholders issued on June 16, 2008 and the announcement issued on July 31, 2008 for details.

BUSINESS REVIEW FOR THE FIRST HALF OF 2008

In the first half of 2008, the development of the China's aviation and travel industry was affected by various factors such as specific security requirements for the upcoming 29th Olympic Games, consecutive natural disasters and unexpected incidents, such as the snowstorm in the south, "3.14 Lhasa Riots" and "5.12 Wenchuan Earthquake", dampened consumer sentiment driven by structural price rise in domestic market as well as soaring crude oil prices in the global market, its growth slowed down markedly with a decreasing trend. Popularization of e-tickets coupled with the application of open technologies facilitated all participants along the value chain of China's aviation and travel service distribution to make further use of information technology solutions for market expansion, cost reduction and improvement of service so as to enhance operational efficiency. In the first half of 2008, as the leading provider of information technology solutions for China's aviation and travel industry, the Group, in accordance with the key missions planned in the beginning of the year, taking its development strategy as direction and the provision of information system security of aviation passenger service for the Olympic Games as opportunities, overcame the difficulties and continued to maintain a stable development.

In the first half of 2008, the Group's Electronic Travel Distribution (ETD) system processed approximately 102.1 million bookings on domestic and overseas commercial airlines, representing an increase of approximately 7.0% over the corresponding period in 2007, among which, bookings on Chinese commercial airlines increased by approximately 6.8%, while that on foreign and regional commercial airlines increased by approximately 13.4%. In the first half of 2008, the number of passengers from foreign and regional commercial airlines processed by the Company's Airport Passenger Processing (APP) system and multi-host connecting program reached approximately 1.4 million. In addition to 25 Chinese commercial airlines as the Company's customers using the ETD system, APP systems and extended services, the number of foreign and regional commercial airlines with direct links with the Company's Computer Reservation System (CRS) increased to 68.

The Company embarked on the first half of 2008 to press ahead with the improvement and promotion of product lines such as seat management, distribution information technology solutions and fare solutions for commercial airlines. In respect of aviation alliance, business simplification, hub operation and overseas operation, the Company has provided support to commercial airlines in the formation of alliance and hubs as well as international operations. In supporting aviation alliance, the Company strengthened the long-term cooperation in alliance services among Air China Limited, China Southern Airlines Company Limited and Shanghai Airlines Company Limited. Having assisted them in satisfying the minimum entry requirement of aviation alliance, the Company endeavored to improve their business after being member of alliance and the overall standard of information technology in aviation alliance. In simplifying business activities, the Company, a strategic partner of the "simplified business" of IATA, encouraged jointly with IATA the members of Chinese airlines for the achievement of the goal of paperless BSP tickets by the Chinese airlines members of IATA. The Company brought the Interline Electronic Ticketing (IET) into full play among Chinese commercial airlines and also realized the IET between 165 pairs of Chinese commercial airlines and foreign or regional commercial airlines. It also provided electronic ticketing websites hosting service for 11 Chinese commercial airlines such as Air China Limited and fostered system upgrades, product development and marketing of multi-channel check-in services. The Company's self-developed Common Use Self Service (CUSS) system which meets the IATA standard had already been installed in major domestic airports such as Beijing Capital, Guangzhou and Hangzhou after upgrades. It helped Chinese commercial airlines such as China Southern Airlines Company Limited launch online self-help check-in services in domestic, foreign and regional airports such as Lanzhou, Hong Kong and Kuala Lumpur. As for hub operation, the Company had successfully implemented projects such as security information management systems (SMIS), airline ground operation management system (FGOS) and individual departure control interface (CAPSS) in Terminal 3 of Beijing Capital Airport. It was an unprecedented move for domestic commercial airlines to implement automatic operation of operational safety, resource allocation and passenger services in an airport of such large scale. In terms of overseas services, the Company further promoted the use of the Company's APP system by Chinese commercial airlines in foreign or regional airports for the launch of transfer and through check-in services. The number of passenger departures processed amounted to approximately 4.9 million.

In the first half of 2008, on top of further improvement and upgrade of aviation information technology service and its extended services, the Company committed to expand its market scale and share of its core business. All APP back office systems of the major Chinese commercial airlines have been connected to the platform of the Company following the joining of China Eastern Airlines Corporation Limited during the first half of 2008. The business of APP multi-host connecting program also expanded rapidly. It has completed the commencement of business operation for 5 foreign commercial airlines, including Asiana Airlines and Lufthansa German Airlines, at Dalian, Qingdao and other airports.

In order to further raise the level of services provided to travel agencies, the Group continued to diversify and improve the distribution information technology service product line, further enhanced travel agencies' front-end products and improved the TravelWeb front end business system during the first half of 2008. Besides, the Group commenced the development of travel agency mobile distribution platform, which fostered the Group's competitive strengths in the market of information technology service products.

In the first half of 2008, the Company took a step further on the travel products distribution business in regard of the hotel reservation business. The number of hotel rooms distributed was approximately 167,300 hotels' room-nights, representing an increase of 10.1% over the corresponding period in 2007. In respect of aviation cargo information system service, the Company has entered into a framework agreement with China Eastern Airlines Corporation Limited on the use of aviation cargo information system, and completed installation works at various domestic and overseas sites for it. Regarding the information technology integration service, the Company developed and upgraded the aviation passenger security information system (APSIS) for terminal 3 of the Beijing Capital Airport. Meanwhile, the Company also assisted the Beijing Organising Committee for the Games of the XXIX Olympiad and governmental security departments in completion of certain information technology integration projects, including the development of Arrival and Departure information pretreatment and backup system (PBS) of the Olympic Games and the Paralympics Games. It has facilitated the Company's business growth in the field of China's aviation information safety.

The Company has completed the dual load balance and the capacity expansion of disaster recovery system of three main systems, namely Inventory Control System ("ICS"), CRS and APP, as well as the wireless emergency communication of APP communication security during the first half of 2008. It has also enhanced its emergency system and linkage mechanism for safe production, and launched emergency drills particularly for 17 major and alternate airports for the Olympic Games and over 180 emergency drills. Furthermore, the Company has intensified the application of open platform technology, such as the OPEN AV and OPEN ET, etc. As at a result, the system performance was improved, the processing capacity was increased and security was strengthened, which laid a solid foundation for providing sound aviation passenger information system security service for the upcoming Olympic Games. During the first half of 2008, the utilization ratios of the Company's ICS, CRS and APP mainframe systems were approximately 99.9%, 99.9% and 99.9% respectively.

As set out in the Company's Circular dated June 16, 2008, the Company entered into a conditional sale and purchase agreement ("Sale and Purchase Agreement") with China Travelsky Holding Company ("CTHC") pursuant to which the Company has agreed to acquire the entire registered capital of Accounting Centre of China Aviation Limited Company ("ACCA") and certain properties located in No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC, for an aggregate consideration of RMB1 billion (equivalent to approximately HK$1.115 billion). The aggregate consideration will be satisfied by way of the Company issuing and allotting to CTHC or its nominees 174,491,393 new domestic shares of RMB1 each ("Consideration Shares") at a price of HK$6.39 (equivalent to approximately RMB5.73) per Consideration Share upon completion of such acquisition. As set out in the Company's announcement dated July 31, 2008, the special resolutions for approving the Sale and Purchase Agreement and the issue of the Consideration Shares were duly passed by way of poll at the extraordinary general meeting of the Company held on the same date. At present, work relating to the above mentioned acquisition are still in progress.

The Directors believe that the aforesaid acquisition (if completed) will enhance the Company's profitability and market position, thereby is in the interest of the shareholders of the Company. As the Company's principal activities focus on the travel distribution and sales area while ACCA provides mainly clearing and accounting settlement services, the two businesses cover both upstream and downstream aviation, the Directors believe that the acquisition would strengthen the production line of aviation transportation and travel distribution information technology of the Company. As the operation structure of the Company and ACCA are similar, the Directors also believe that the acquisition of ACCA can provide cost synergies by integrating the research and development resources, data centers and market resources of the Company and ACCA, and thus reducing the aggregate operational cost and general expenditure. Meanwhile, since the Company and ACCA are the leading service providers in the respective areas, the Directors believe that the acquisition of ACCA, can enrich the Company's product and services portfolios to the airlines, travel agencies, airports and other industry participants, and also enhance the competitiveness of the Company's existing core businesses and new businesses to be developed. The Directors believe that the acquisition of the properties mentioned above, if completed, can reduce the number of connected transactions of the Company and reduced administrative cost.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

For the first half of 2008, the Group achieved a profit before tax of RMB330.0 million, representing an increase of 1.7%, compared to the first half of 2007. Earnings before interest and tax, depreciation and amortization (EBITDA) amounted to RMB447.3 million, representing an increase of 11.7%, compared to the first half of 2007. Profit attributable to equity holders of the Company was RMB270.5 million, representing an decrease of 11.5%, compared to the first half of 2007. The decrease in earnings of the Group was mainly attributable to the substantial increase of EIT expenses of the Company in the first half of 2008 arising from changes in the statutory tax rate levied on the Company (note 3 to the Unaudited Condensed Consolidated Financial Statements) as a result of the implementation of the Corporate Income Tax Law of the People's Republic of China since January 1, 2008.

The revenue and results of the operation of the Group were mainly derived from its operations in the PRC. The earnings per share of the Group was RMB0.15 for the first half of 2008.

Total revenue

The total revenue of the Group in the first half of 2008 amounted to RMB992.6 million, representing an increase of RMB84.1 million, or 9.3%, from that of RMB908.5 million in the first half of 2007. Such increase was mainly attributable to the growth in bookings handled by the Group's system. The increase in total revenue is reflected as follows:

- Aviation information technology ("AIT") service revenue represented 80.2% of the Group's total revenue in the first half of 2008, as compared to 80.6% in the first half of 2007. AIT service revenue increased by 8.7% to RMB795.6 million in the first half of 2008 from RMB731.9 million in the first half of 2007. The increase of revenue resulted primarily from the growth in the number of air travelers.

- Data network revenue and other revenue accounted for 19.8% of the Group's total revenue in the first half of 2008, as compared to 19.4% for the first half of 2007. Data network revenue and other revenue increased by 11.6% to RMB197.0 million in the first half of 2008 from RMB176.6 million for the first half of 2007.

Operating expenses

Total operating expenses increased by RMB88.0 million, or 14.3% from RMB616.5 million in the first half of 2007 to RMB704.5 million in the first half of 2008. The increase in operating expenses is reflected as follows:

- Depreciation and amortisation expenses increased by 45.2%, mainly due to the fact that the significant increase in capital expenditure in the second half of 2007 led to depreciation;

- Commission and promotion expenses increased by 17.9%, mainly due to successful implementation of marketing plans and increase in related business;

- Technical support and maintenance fees increased by 17.0%, mainly due to the increase of third parties' support and maintenance as a guarantee of the information system security of aviation passenger service during the Olympic Games; and

- Personnel expenses increased by 3.1%, primarily due to an increase in the number of employees and salaries in order to support the development of the Group's businesses.

Enterprise income tax

For details, please see note 3 on page 6 to the Unaudited Condensed Consolidated Financial Statements.

Profit attributable to equity holders of the Company

As a result of the above factors, the profit attributable to equity holders of the Group decreased by RMB35.0 million or 11.5% to approximately RMB270.5 million in the first half of 2008 from RMB305.5 million in the first half of 2007.

Liquidity and capital structure

The Group's working capital for the first half of 2008 mainly came from operating activities. Net cash inflow for operating activities amounted to RMB326.0 million.

During the first half of 2008, the Group had no short-term or long-term bank loan. Nor did it use any financial instruments for hedging purposes.

As at June 30, 2008, cash and cash equivalents of the Group amounted to RMB1,608.7 million, of which 94.2%, 3.9% and 1.7% were denominated in Renminbi, US dollars and Hong Kong dollars respectively.

Held-to-maturity financial assets

As at June 30, 2008, the Group held RMB100 million treasury bonds of China with an interest rate of 3% per annum. The maturity date of the treasury bonds is on December 18, 2008.

Charge on assets

As at June 30, 2008, the Group had no charge on its assets.

Capital Expenditure

The total capital expenditure of the Group totaled RMB102.7 million in the first half of 2008, representing an increase of RMB18.5 million, as compared to that of RMB84.2 million in the first half of 2007. The capital expenditure of the Group in the first half of 2008 consisted principally of the purchase of hardware, software and equipment to implement the Group's business strategy.

The Board estimates that the Group's planned capital expenditure for year 2008 will amount to approximately RMB650.0 million, which is mainly for construction of new operating centre in Beijing and development and gradual implementation of the new generation aviation passenger service system and other new businesses. The sources of funding for the capital expenditure commitments will include internal cash flow generated from operations. The Board estimates that the sources of funding of the Group in year 2008 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

Exchange risks

The Group's foreign exchange risk arises from commercial transactions and recognised assets and liabilities. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

Gearing ratio

As at June 30, 2008, the gearing ratio of the Group was 11.9% (December 31, 2007: 10.8%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at June 30, 2008.

Contingent liabilities

As at June 30, 2008, the Group had no material contingent liabilities.

Employees

As at June 30, 2008, the total number of employees of the Group was 2,648. Personnel expenses amounted to RMB136.6 million for the first half of 2008, representing 19.4% of the total operating expenses of the Group for the first half of 2008. The remuneration of the Group's employees (including Executive Directors and Staff Representative Supervisors) includes salaries, bonuses, social security contribution and other welfare benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant laws and regulations in the PRC. Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent Non-executive Directors do receive remuneration from the Company, which is determined by reference to the prevailing market price, and that any reasonable expenses incurred by the Independent Non-executive Directors during their service period will be borne by the Company.

In the first half of 2008, the Group continued to provide its employees with learning opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business management and provide training on the latest development in areas such as computer technologies, laws and economics.

LOOKING AHEAD FOR THE SECOND HALF OF 2008

In the second half of 2008, risk factors such as the soaring prices of raw materials, like oil and iron ores, the looming U.S. subprime mortgage crisis, and the inflation that coincidently shaking up major economies in the world will inevitably cause unfavorable impacts on China's economy. The development of China's aviation and travel industry is continuing to be hindered by the slowdown of China's economic growth and special safety requirements for the Olympic Games. Facing the challenges and embarking on such crucial year of strategic adjustment and planning as 2008, the Group will continue to put emphasis on key missions planned in the beginning of the year. Not only will the Company ensure information system security of aviation passenger service during the Olympic Games but also gradually construct a unified, coordinated and well-ordered operation, research and development and market service systems through optimizing opportunities of the acquisition of clearing and accounting settlement business and focusing on resources optimization on operation and research and development. The Group will also foster the construction of the new operating centre in Beijing and the new generation aviation passenger service system. Apart from securing the dominant position of the existing core business, the Group will actively expand its aviation cargo logistics information service and e-commerce services of online/offline travel products distribution including hotels and air-tickets targeting at terminal passengers. Apart from endeavoring to capture new customers and providing the current customers with new services so as to expand its income source and income scale, the Group will enhance cost management by making use of available technologies, business and management methods. The Group will also further improve the corporate governance, introduce the equity incentive plan when appropriate and strengthen the implementation capacity in order to increase the operation efficiency of the Group in a sustained manner.

INTERIM DIVIDEND

The Board recommends the Company not to pay an interim dividend for the first half of 2008.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2008, the Group did not have any trust deposits or irrecoverable overdue time deposits. Cash held by the Group is deposited with commercial banks and in accordance with the relevant laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITES

In the first half of 2008, the Group did not purchase, sell or redeem any of the listed securities of the Company.

AUDIT COMMITTEE

The Audit Committee of the Company has discussed and reviewed with the Company's management the unaudited interim results of the Group for the six months ended June 30, 2008, and has also discussed among themselves matters including internal control and financial reporting.

CORPORATE GOVERNANCE

The Company is committed to establishing and maintaining high level of corporate governance, making the information disclosure to all the market participants and supervising authorities in a timely, accurate, complete, and reliable manner to enhance the transparency of the Company. The Company has adopted the code provisions as stipulated in "Code of Corporate Governance Practices" (the "Code") in Appendix 14 to the Listing Rules as the Company's code of corporate governance practices.

Save as deviations from the code provisions D.1.1 and D.1.2, the Company has fully complied with the Code in the first half of 2008. The Company has set out respective duties of the Board and the General Manager in its articles of association. However, it has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the Company's management, who is responsible for managing the Company's daily operation, is a management team led by the General Manager. The Company's current arrangement does not prejudice the interests of the Company. The Board is also considering to gradually set out explicitly the duties of the management through the improvement of the Company's internal control management system. Relevant details have been set out in the corporate governance report in the 2007 Annual Report of the Company.

For the six months ended June 30, 2008, the Company has adopted a code of conduct on terms no less exacting than the required standard set out in the Model Code. After making specific enquiries to all Directors, the Company confirms that all Directors have acted in full compliance with the requirements regarding directors' securities transactions set out in the provisions of the Model Code and the Company's code of conduct during the six months ended June 30, 2008.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
August 29, 2008

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr. Xu Qiang (Chairman), Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors	:	Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive Directors	:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT IN RESPECT OF (1) THE PROPOSED RESIGNATION AND PROPOSED APPOINTMENT OF EXECUTIVE DIRECTORS; (2) THE RESIGNATION AND APPOINTMENT OF GENERAL MANAGER; AND (3) THE RESIGNATION AND APPOINTMENT OF DEPUTY GENERAL MANAGERS

The Board announces that each of Mr Ding Weiping and Mr Song Jinxiang (if approved by the Shareholders at the EGM) will resign from the office of an executive Director with effect from the conclusion of the EGM. The resignation of Mr Ding Weiping and Mr Song Jinxiang as executive Directors is due to internal work arrangement of the Company. Both Mr Ding Weiping and Mr Song Jinxiang will remain as employees of the Company after their resignation as executive Directors. The proposed appointment of each of Mr Cui Zhixiong and Mr Xiao Yinhong as an executive Director will be considered at the EGM.

The Board further announces that with effect from 29 August 2008, (1) Mr Zhu Xiaoxing ceased to be the general manager of the Company; (2) Mr Xiao Yinhong was appointed the general manager of the Company; and ceased to be a deputy general manager of the Company; and (3) each of Mr Zhu Xiaoxing and Mr Huang Yuanchang was appointed a deputy general manager of the Company.

CHANGES OF EXECUTIVE DIRECTORS

The board ("**Board**") of directors ("**Director**") of TravelSky Technology Limited ("**Company**") wishes to announce that each of Mr Ding Weiping and Mr Song Jinxiang (if approved by the shareholders of the Company ("**Shareholders**") at the extraordinary general meeting of the Company to be held to approve, among others, the resignation of Mr Ding Weiping and Mr Song Jinxiang as executive Directors ("**EGM**")) will resign from the office of an executive Director with effect from the conclusion of the EGM. The resignation of Mr Ding Weiping and Mr Song Jinxiang as executive Directors is due to internal work arrangement of the Company. Both Mr Ding Weiping and Mr Song Jinxiang will remain as employees of the Company after their resignation as executive Directors. The proposed appointment of each of Mr Cui Zhixiong and Mr Xiao Yinhong as an executive Director will be considered at the EGM.

Each of Mr Ding Weiping and Mr Song Jinxiang has confirmed that he has no disagreement with the Board and there is no matters relating to his resignation that need to be brought to the attention of the holders of securities of the Company. The Board would like to take this opportunity to express its gratitude to Mr Ding Weiping and Mr Song Jinxiang for their valuable contribution to the Company during their term of office. The proposed appointment of each of Mr Cui Zhixiong and Mr Xiao Yinhong as an executive Director will be considered at the EGM.

Set out below are the biographical details of Mr Cui Zhixiong and Mr Xiao Yinhong:

Mr Cui Zhixiong (崔志雄), aged 48, a postgraduate graduated from the Party School of the Central Committee of the CPC (中央黨校) as a major of Global Economics. From December 1976 to September 1989, he served as an army officer. From September 1989 to February 1993, he worked in the Government Offices Administration of the State Council (國務院機關事務管理局) and had held positions as an officer, deputy secretary and secretary of the State Organs of the CPC. From February 1993 to March 2004, worked in the Communist Youth League Work Committee of the State Organs of the CPC (共青團中央國家機關工作委員會) and had served as deputy secretary and secretary. In June 2000, he served as the Chairman of the State Organs Youth Federation of the CPC (中央國家機關青年聯合會). Meanwhile, from November 2001 to October 2003, he served as Deputy Secretary-General of Gansu Provincial Committee and Deputy Secretary of Municipal Committee of Jiayuguan, Gansu Province. Since April 2004, he has served as the temporary party secretary and deputy general manager of China TravelSky Holding Company. Since July 2008, he has been a director of TravelSky Technology (Shanghai) Limited (上海民航信息科技有限公司), a wholly owned subsidiary of the Company.

Mr Xiao Yinhong (肖殷洪), aged 46, was awarded a Master Degree of Beihang University and was a senior engineer with over 20 years of management experience in the aviation industry of the PRC. From July 1984 to October 2000, Mr Xiao had consecutively held positions such as the deputy director and director of Application Office (應用室), director, assistant to general manager and deputy general manager of Information Office (信息室) of Civil Aviation Computer Information Center (中國民航計算機信息中心). From October 2000 to August 2008, Mr Xiao had served as a deputy general manager of the Company and has served as the general manager of the Company since August 2008. He is also the Chairman of Aviation Cares of Southwest Chengdu, Ltd., an associated company of the Company and InfoSky Technology Co., Ltd., a subsidiary of the Company. Mr Xiao served as the executive director of the first Board of the Company from October 2000 to December 2003.

Save as disclosed above, each of Mr Cui Zhixiong and Mr Xiao Yinhong does not have any relationship with any Director, supervisor, chief executive, senior management, substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")), or controlling shareholders (as defined in the Listing Rules) of the Company. Save as disclosed above, each of Mr Cui Zhixiong and Mr Xiao Yinhong does not hold any other major appointments or qualifications and has not held any position or directorship in any other listed companies during the last three years preceding the date of this announcement.

As at the date of this announcement, each of Mr Cui Zhixiong and Mr Xiao Yinhong is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

A service contract will be entered into between the Company and each of Mr Cui Zhixiong and Mr Xiao Yinhong in respect of their appointment (if approved at the EGM) as an executive Director. Each of Mr Cui Zhixiong and Mr Xiao Yinhong shall hold office as an executive Director for a term commencing on the conclusion of the EGM to the expiry date of the term of the third Board. The annual remuneration of each of Mr Cui Zhixiong and Mr Xiao Yinhong will be determined by the Company with reference to the prevailing market price and the working experience of Mr Cui Zhixiong and Mr Xiao Yinhong. As at the date of this announcement, the amount of annual remuneration of Mr Cui Zhixiong and Mr Xiao Yinhong has not been determined. The Company will publish further announcement in this regard when the annual remuneration of Mr Cui Zhixiong and Mr Xiao Yinhong is fixed.

Save as disclosed above, there is no other matter relating to the appointment of Mr Cui Zhixiong and Mr Xiao Yinhong that needs to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules.

CHANGES OF THE GENERAL MANAGER AND OF DEPUTY GENERAL MANAGERS OF THE COMPANY

The Board further announces that with effect from 29 August 2008, (1) Mr Zhu Xiaoxing ceased to be the general manager of the Company; (2) Mr Xiao Yinhong was appointed the general manager of the Company; and ceased to be a deputy general manager of the Company; and (3) each of Mr Zhu Xiaoxing and Mr Huang Yuanchang was appointed a deputy general manager of the Company.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China, 29 August 2008

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr Xu Qiang (Chairman), Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors	:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors	:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

(6)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of TravelSky Technology Limited ("**Company**") will be held at 11:00 a.m. on Friday, 17 October 2008 at Conference Room, 2/F, Prime Hotel, 2 Wangfujing Avenue, Beijing, the People's Republic of China to consider and, if thought fit, pass with or without amendments, the following resolutions:

ORDINARY RESOLUTIONS

1. To consider and approve the resignation of Mr Ding Weiping as an executive director of the Company ("**Director**") due to internal work arrangement of the Company and which will become effective from the conclusion of the EGM, and to consider and approve the appointment of Mr Cui Zhixiong as an executive Director for a term commencing on the conclusion of the EGM and ending on the expiry date of the term of the third board of Directors ("**Board**") of the Company and to authorise the Board on behalf of the Company to execute necessary documents including service contract with Mr Cui Zhixiong and determine his remuneration.

2. To consider and approve the resignation of Mr Song Jinxiang as an executive Director due to internal work arrangement of the Company and which will become effective from the conclusion of the EGM, and to consider and approve the appointment of Mr Xiao Yinhong as an executive Director for a term commencing on the conclusion of the EGM and ending on the expiry date of the term of the third Board and to authorise the Board on behalf of the Company to execute necessary documents including service contract with Mr Xiao Yinhong and determine his remuneration.

Biography of Mr Cui Zhixiong and Mr Xiao Yinhong is as follows:

Mr Cui Zhixiong (崔志雄), aged 48, a postgraduate graduated from the Party School of the Central Committee of the CPC (中央黨校) as a major of Global Economics. From December 1976 to September 1989, he served as an army officer. From September 1989 to February 1993, he worked in the Government Offices Administration of the State Council (國務院機關事務管理局) and had held positions as an officer, deputy secretary and secretary of the State Organs of the CPC. From February 1993 to March 2004, worked in the Communist Youth League Work Committee of the State Organs of the CPC (共青團中央國家機關工作委員會) and had served as deputy secretary and secretary. In June 2000, he served as the Chairman of the State Organs Youth Federation of the CPC (中央國家機關青年聯合會). Meanwhile, from November 2001 to October 2003, he served as Deputy Secretary-General of Gansu Provincial Committee and Deputy Secretary of Municipal Committee of Jiayuguan, Gansu Province. Since April 2004, he has served as the temporary party secretary and deputy general manager of China TravelSky Holding Company. Since July 2008, he has been a director of TravelSky Technology (Shanghai) Limited (上海民航信息科技有限公司), a wholly owned subsidiary of the Company.

Mr Xiao Yinhong (肖殷洪), aged 46, was awarded a Master Degree of Beihang University and was a senior engineer with over 20 years of management experience in the aviation industry of the PRC. From July 1984 to October 2000, Mr Xiao had consecutively held positions such as the deputy director and director of Application Office (應用室), director, assistant to general manager and deputy general manager of Information Office (信息室) of Civil Aviation Computer Information Center (中國民航計算機信息中心). From October 2000 to August 2008, Mr Xiao had served as a deputy general manager of the Company and has served as the general manager of the Company since August 2008. He is also the Chairman of Aviation Cares of Southwest Chengdu, Ltd., an associated company of the Company and InfoSky Technology Co., Ltd., a subsidiary of the Company. Mr Xiao served as the executive director of the first Board of the Company from October 2000 to December 2003.

Save as disclosed above, each of Mr Cui Zhixiong and Mr Xiao Yinhong does not have any relationship with any Director, supervisor, chief executive, senior management, substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")), or controlling shareholders (as defined in the Listing Rules) of the Company. Save as disclosed above, each of Mr Cui Zhixiong and Mr Xiao Yinhong does not hold any other major appointments or qualifications and has not held any position or directorship in any other listed companies during the last three years preceding the date hereof.

As at the date hereof, each of Mr Cui Zhixiong and Mr Xiao Yinhong is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

A service contract will be entered into between the Company and each of Mr Cui Zhixiong and Mr Xiao Yinhong in respect of their appointment (if approved at the EGM) as an executive Director. Each of Mr Cui Zhixiong and Mr Xiao Yinhong shall hold office as an executive Director for a term commencing on the conclusion of the EGM to the expiry date of the term of the third Board. The annual remuneration of each of Mr Cui Zhixiong and Mr Xiao Yinhong will be determined by the Company with reference to the prevailing market price and the working experience of Mr Cui Zhixiong and Mr Xiao Yinhong. As at the date hereof, the amount of annual remuneration of Mr Cui Zhixiong and Mr Xiao Yinhong has not been determined. The Company will publish further announcement in this regard when the annual remuneration of Mr Cui Zhixiong and Mr Xiao Yinhong is fixed.

Save as disclosed above, there is no other matter relating to the appointment of Mr Cui Zhixiong and Mr Xiao Yinhong that needs to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China, 1 September 2008

Registered office:
18-20/F, South Wing, Park C
Raymon InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100190
the People's Republic of China

Notes:

1. The register of holders of H shares of the Company will be closed from 17 September 2008 to 17 October 2008 (both days inclusive), during which time no transfer of H shares will be effected. Holders of H shares and domestic shares whose names appear on the register of members of the Company at the close of business on 16 September 2008 are entitled to attend the EGM. Transfers of H shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre,183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 16 September 2008 in order to entitle the transferee to attend the EGM for the holders of H shares.

2. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him/her. A proxy need not be a member of the Company.

3. To be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and together with a power of attorney or other authority, under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (for holders of H Shares) and the registered address of the Company: 18-20/F, South Wing, Park C, Raycom InfoTech Park, No. 2, Ke Xue Yuen South Road, Haidian District, Beijing 100190, the PRC (for holders of Domestic Shares) not less than 24 hours before the time appointed for the EGM or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 26 September 2008 personally or by mail or fax.

6. As at the date hereof, the Board comprises:

Executive Directors	:	Mr Xu Qiang (Chairman), Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors	:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors	:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)



2008
Interim Report



The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company") hereby presents the unaudited interim report of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2008, prepared in accordance with International Accounting Standard 34 "Interim financial reporting".

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	**As at June 30, 2008** ***Unaudited***	As at December 31, 2007 *Audited*
ASSETS			
Non-current assets			
Property, plant and equipment, net	9	**975,802**	1,033,148
Intangible assets, net		**10,159**	11,824
Investments in associated companies		**92,604**	85,996
Other long-term assets		**8,881**	8,881
Deferred income tax assets		**9,051**	9,229
		1,096,497	1,149,078
Current assets			
Inventories		**8,338**	9,241
Accounts receivable, net	10	**157,641**	141,565
Due from associated companies		**4,795**	6,308
Due from related parties, net	11	**477,053**	389,561
Prepayments and other current assets		**191,175**	102,399
Held-to-maturity financial assets		**100,000**	100,000
Short-term bank deposits		**1,423,458**	1,843,949
Cash and cash equivalents		**1,608,660**	1,209,152
		3,971,120	3,802,175
Total assets		**5,067,617**	4,951,253

The accompanying notes are an integral part of these condensed consolidated financial statements.



CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

(Amounts expressed in thousands of Renminbi)

	Note	**As at June 30, 2008** ***Unaudited***	As at December 31, 2007 *Audited*
EQUITY			
Capital and reserves attributable to equity holders			
Paid in capital		**1,776,315**	1,776,315
Reserves	7	**1,412,235**	1,296,834
Retained earnings			
— Proposed final cash dividend	8	**—**	230,921
— Others		**1,180,782**	1,028,659
		4,369,332	4,332,729
Minority interest		**94,637**	85,997
Total equity		**4,463,969**	4,418,726
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**121**	129
Current liabilities			
Accounts payable and accrued liabilities	12	**513,761**	470,212
Due to related parties		**40,846**	39,960
Income tax payable		**43,918**	17,054
Deferred revenue		**5,002**	5,172
		603,527	532,398
Total liabilities		**603,648**	532,527
Total equity and liabilities		**5,067,617**	4,951,253
Net current assets		**3,367,593**	3,269,777
Total assets less current liabilities		**4,464,090**	4,418,855

The accompanying notes are an integral part of these condensed consolidated financial statements.



CONDENSED CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi, except per share data)

	Note	**Unaudited Six months ended June 30, 2008**	2007
Revenues			
Aviation information technology services		**795,640**	731,881
Data network and others		**196,990**	176,585
Total revenues	3	**992,630**	908,466
Operating expenses			
Business taxes and other surcharges		**(32,785)**	(30,597)
Depreciation and amortisation		**(159,478)**	(109,821)
Network usage		**(39,522)**	(41,462)
Personnel		**(136,551)**	(132,403)
Operating lease rentals		**(34,191)**	(31,732)
Technical support and maintenance fees		**(75,139)**	(64,232)
Commission and promotion expenses		**(143,403)**	(121,679)
Other operating expenses		**(83,462)**	(84,609)
Total operating expenses		**(704,531)**	(616,535)
Operating profit		**288,099**	291,931
Financial income, net		**34,999**	24,544
Share of results of associated companies		**6,907**	8,046
Profit before taxation	4	**330,005**	324,521
Income tax	5	**(48,760)**	(9,882)
Profit after taxation		**281,245**	314,639
Attributable to:			
Equity holders of the Company		**270,480**	305,527
Minority interest		**10,765**	9,112
		281,245	314,639
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted *(RMB)*	6	**0.15**	0.17

The accompanying notes are an integral part of these condensed consolidated financial statements.



CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts expressed in thousands of Renminbi)

	Unaudited				
	Attributable to equity holders of the Company				
	Paid in capital	Reserves	Retained earnings	Minority Interest	Total
Balance at January 1, 2007	888,158	2,066,112	944,532	72,523	3,971,325
Profit for the period	—	—	305,527	9,112	314,639
Dividends relating to 2006	—	—	(195,395)	—	(195,395)
Dividends paid to minority shareholders of subsidiaries	—	—	—	(2,646)	(2,646)
Currency translation differences	—	(765)	—	—	(765)
Transfer from reserves	888,157	(888,157)	—	—	—
Appropriation to reserves	—	99,006	(99,006)	—	—
Balance at June 30, 2007	1,776,315	1,276,196	955,658	78,989	4,087,158

		Unaudited				
		Attributable to equity holders of the Company				
	Note	Paid in capital	Reserves	Retained earnings	Minority Interest	Total
Balance at January 1, 2008		1,776,315	1,296,834	1,259,580	85,997	4,418,726
Profit for the period		—	—	270,480	10,765	281,245
Dividend relating to 2007	8	—	—	(230,921)	—	(230,921)
Dividends paid to minority shareholders of subsidiaries		—	—	—	(2,125)	(2,125)
Currency translation differences		—	(2,956)	—	—	(2,956)
Appropriation to reserves	7	—	118,357	(118,357)	—	—
Balance at June 30, 2008		1,776,315	1,412,235	1,180,782	94,637	4,463,969

The accompanying notes are an integral part of these condensed consolidated financial statements.



CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in thousands of Renminbi)

	Note	Unaudited Six months ended June 30, 2008	2007
Cash flows from operating activities			
Cash generated from operations	13	**377,855**	444,141
Enterprise income tax refund		**—**	30,180
Enterprise income tax paid		**(51,839)**	(44,957)
Net cash provided by operating activities		**326,016**	429,364
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(155,052)**	(159,158)
Maturities of short-term bank deposits		**1,306,029**	1,229,580
Placements of short-term bank deposits		**(885,538)**	(1,074,680)
Interest received		**47,296**	31,551
Dividends received from associated companies		**300**	460
Proceeds from disposal of property, plant and equipment		**172**	492
Investment in associated companies		**—**	(1,500)
Net cash provided by investing activities		**313,207**	26,745
Cash flows from financing activities			
Dividends paid		**(232,541)**	(71,107)
Net cash used in financing activities		**(232,541)**	(71,107)
Effect of foreign exchange rate changes on cash and cash equivalents		**(7,174)**	(9,222)
Net Increase in cash and cash equivalents		**399,508**	375,780
Cash and cash equivalents at beginning of the period		**1,209,152**	1,233,166
Cash and cash equivalents at end of the period		**1,608,660**	1,608,946

The accompanying notes are an integral part of these condensed consolidated financial statements.



(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. General Information

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of aviation information technology service and related services in the PRC. The Company was listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001.

The address of its registered office is Floor 18-20, South Wing, Pack C, Raycom InfoTech Park, No. 2, Ke Xue Yuan South Road, Haidian District, Beijing, the PRC.

2. Principal accounting policies and basis of presentation

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Accounting Standard 34 "Interim financial reporting", and have been reviewed by the Audit Committee of the Company. The accounting policies adopted for the purpose of preparing this condensed consolidated financial statements are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2007.

3. Revenue

Revenue primarily comprises the fees earned by the Group for the provision of the Group's aviation information technology services and related services. A substantial portion of these fees was generated from the shareholders of the Company.



4. Profit before taxation

Profit before taxation is arrived at after charging and crediting the following:

	Unaudited	
	Six months ended June 30,	
	2008	2007
	RMB'000	*RMB'000*
After charging:		
Depreciation	**153,051**	103,428
Amortisation of intangible assets	**3,383**	4,067
Amortisation of leasehold improvements	**3,044**	2,326
Loss on disposal of property, plant and equipment	**95**	3,797
Operating lease rentals	**34,191**	31,732
Cost of equipment sold	**15,003**	18,238
Contributions to defined contribution pension scheme	**14,856**	9,702
Auditor's remuneration	**939**	912
Exchange loss	**7,174**	9,222
Contribution to housing fund	**7,250**	5,118
Research and development expenses	**116,207**	118,615
After crediting:		
Interest income	**(42,174)**	(33,766)



5. Taxation

The Company, registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park, has been approved by the Haidian State Tax Bureau to pay an enterprise income tax ("EIT") at a rate of 15% commencing from January 1, 2006.

The relevant authorities jointly issued a notice dated February 26, 2008 recognizing the Company as an "Important Software Enterprise" in 2007 under the National Planning Layout. According to the relevant regulations, the Company is entitled to a preferential tax rate of 10% in the year of recognition. Since the Company had already paid EIT at a rate of 15% for the financial year ended December 31, 2007, the difference between the EIT paid by the Company at a tax rate of 15% over the preferential tax rate of 10% of RMB30,114,000 was recognised against income tax expenses in the condensed consolidated income statement for the six months ended June 30, 2008. The refund for the year 2006 of RMB30,180,000 has already recorded in the condensed consolidated income statement for the six months ended June 30, 2007.

The Corporate Income Tax Law of the People's Republic of China implemented since January 1, 2008 unified the income tax rate of enterprises in China to 25%. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for "High and New Technology Enterprises". Enterprises recognized as "High and New Technology Enterprises" will be entitled to a favorable statutory tax rate of 15%. Solicitation of actual applications has not yet commenced by relevant governmental regulatory authorities. As the Company has not yet entered the final stage of such enlisting by the authorities, the Company provided EIT for the first half of 2008 at the statutory income tax rate of 25%. If the Company is ultimately approved by relevant governmental authorities, it will benefit from the preferential income tax policy, and the Company's income tax expense will decrease.



6. Earnings per share

Earnings per share for the six months ended June 30, 2008 and June 30, 2007 have been computed by dividing the profit attributable to the equity holders of the Company of RMB270,480,000 and RMB305,527,000, by the number of 1,776,315,000 ordinary shares issued and outstanding.

There were no potential dilutive ordinary shares outstanding for the six months ended June 30, 2007 and June 30, 2008.

7. Reserve

RMB118,357,000, representing 20% of the Company's net profit of year 2007, was transferred to the discretionary surplus reserves.

8. Dividend Distribution

The equity holders in the annual general meeting of the Company held on May 20, 2008 approved the final dividend in respect of 2007 of RMB0.13 per share amounting to a total of RMB230,920,950. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the six months ended June 30, 2008.

9. Property, plant and equipment

For the six months ended June 30, 2008, the Group acquired property, plant and equipment amounting to approximately RMB101,035,000.



10. Accounts Receivable, net

The credit period for accounts receivable is generally six months after services are rendered.

The ageing analysis of accounts receivable is as follows:

	June 30, 2008 *Unaudited* *RMB'000*	December 31, 2007 *Audited* *RMB'000*
Within 6 months	**126,188**	126,837
Over 6 months but within 1 year	**21,776**	6,390
Over 1 year but within 2 years	**5,954**	4,578
Over 2 years but within 3 years	**249**	1,247
Over 3 years	**8,299**	7,338
Accounts receivable	**162,466**	146,390
Provision for impairment of receivables	**(4,825)**	(4,825)
Accounts receivable, net	**157,641**	141,565



11. Due from related parties, net

These balances are trade related, unsecured, interest free and generally repayable within six months.

The ageing analysis of the amount due from related parties is as follows:

	June 30, 2008	December 31, 2007
	Unaudited	*Audited*
	RMB'000	*RMB'000*
Within 6 months	**452,203**	377,452
Over 6 months but within 1 year	**27,328**	10,796
Over 1 year but within 2 years	**3,744**	7,055
Over 2 years but within 3 years	**2,786**	1,895
Over 3 years	**5,657**	7,028
Due from related parties	**491,718**	404,226
Provision for impairment of receivables	**(14,665)**	(14,665)
Due from related parties, net	**477,053**	389,561

12. Accounts payable and accrued liabilities

The ageing analysis of accounts payable is as follows:

	June 30, 2008	December 31, 2007
	Unaudited	*Audited*
	RMB'000	*RMB'000*
Within 6 months	**56,416**	133,228
Over 6 months but within 1 year	**93,316**	13,078
Over 1 year but within 2 years	**11,298**	7,884
Over 2 years but within 3 years	**6,982**	17,481
Over 3 years	**10,389**	8,584
Total accounts payable	**178,401**	180,255
Accrued liabilities	**335,360**	289,957
Total accounts payable and accrued liabilities	**513,761**	470,212



13. Cash generated from operations

	Unaudited	
	Six months ended June 30,	
	2008	2007
	RMB'000	*RMB'000*
Profit before taxation	**330,005**	324,521
Adjustments for:		
Depreciation and amortization	**159,478**	109,821
Loss on disposal of property, plant and equipment	**95**	3,797
Interest income	**(42,174)**	(33,766)
Share of results of associated companies	**(6,907)**	(8,046)
Exchange loss	**4,218**	8,457
Operating profit before working capital changes	**444,715**	404,784
Decrease/(increase) in current assets:		
Accounts receivable	**(16,076)**	(8,067)
Inventories	**903**	(1,626)
Prepayments and other current assets	**(8,589)**	(4,190)
Due from related parties and associated companies	**(85,979)**	(32,577)
Increase/(decrease) in current liabilities:		
Accounts payable and accrued liabilities	**42,670**	83,891
Deferred revenue	**(170)**	2,148
Due to related parties	**381**	(222)
Cash generated from operating activities	**377,855**	444,141



14. Commitments

(a) Capital Commitments

At the balance sheet date, the Group had the following capital commitments:

	June 30, 2008	December 31, 2007
	Unaudited	*Audited*
	RMB'000	*RMB'000*
Authorized and contracted for		
— Computer System	**31,224**	55,720
— Building	**4,483**	63,437
Authorized but not contracted for		
— Computer System	**280,587**	661,692
— Land use right and Building	**576,000**	628,962
Total	**892,294**	1,409,811

The above capital commitments primarily relate to the construction of new operating centre in Beijing, development and gradual promotion of the new generation aviation passenger service information system and other new businesses.

An amount of approximately RMB26,908,000 of capital commitments outstanding at June 30, 2008 was denominated in U.S. dollars.

(b) Operating lease commitments

At the balance sheet date, the Group had the following commitments under operating leases:

	June 30, 2008	December 31, 2007
	Unaudited	*Audited*
	RMB'000	*RMB'000*
Within one year	**61,661**	58,581
Over 1 year but within 5 years	**40,765**	68,264
Total	**102,426**	126,845



15. Segment Reporting

The Group conducts its business within one business segment - the business of providing aviation information technology services and related services in the PRC. The Group's chief decision maker for operation is the Group's Chief Executive Officer (CEO). The information reviewed by the CEO is identical to the information presented in the consolidated financial statements. Hence, no segment information has been prepared by the Group for the period ended June 30, 2008 and June 30, 2007. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented in these financial statements.

16. Subsequent events

The independent shareholders in the extraordinary general meeting of the Company held on July 31, 2008 approved the Company to acquire, the entire registered capital of Accounting Centre of China Aviation Limited Company ("ACCA"), the wholly-owned subsidiary of China TravelSky Holding Company and certain properties located in No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC. Please refer to the circular to shareholders issued on June 16, 2008 and the announcement issued on July 31, 2008 for details.

17. Reclassification

Certain comparative figures have been reclassified to conform to the current period presentation.



BUSINESS REVIEW FOR THE FIRST HALF OF 2008

In the first half of 2008, the development of the China's aviation and travel industry was affected by various factors such as specific security requirements for the upcoming 29th Olympic Games, consecutive natural disasters and unexpected incidents, such as the snowstorm in the south, "3.14 Lhasa Riots" and "5.12 Wenchuan Earthquake", dampened consumer sentiment driven by structural price rise in domestic market as well as soaring crude oil prices in the global market, its growth slowed down markedly with a decreasing trend. Popularization of e-tickets coupled with the application of open technologies facilitated all participants along the value chain of China's aviation and travel service distribution to make further use of information technology solutions for market expansion, cost reduction and improvement of service so as to enhance operational efficiency. In the first half of 2008, as the leading provider of information technology solutions for China's aviation and travel industry, the Group, in accordance with the key missions planned in the beginning of the year, taking its development strategy as direction and the provision of information system security of aviation passenger service for the Olympic Games as opportunities, overcame the difficulties and continued to maintain a stable development.

In the first half of 2008, the Group's Electronic Travel Distribution (ETD) system processed approximately 102.1 million bookings on domestic and overseas commercial airlines, representing an increase of approximately 7.0% over the corresponding period in 2007, among which, bookings on Chinese commercial airlines increased by approximately 6.8%, while that on foreign and regional commercial airlines increased by approximately 13.4%. In the first half of 2008, the number of passengers from foreign and regional commercial airlines processed by the Company's Airport Passenger Processing (APP) system and multi-host connecting program reached approximately 1.4 million. In addition to 25 Chinese commercial airlines as the Company's customers using the ETD system, APP systems and extended services, the number of foreign and regional commercial airlines with direct links with the Company's Computer Reservation System (CRS) increased to 68.



The Company embarked on the first half of 2008 to press ahead with the improvement and promotion of product lines such as seat management, distribution information technology solutions and fare solutions for commercial airlines. In respect of aviation alliance, business simplification, hub operation and overseas operation, the Company has provided support to commercial airlines in the formation of alliance and hubs as well as international operations. In supporting aviation alliance, the Company strengthened the long-term cooperation in alliance services among Air China Limited, China Southern Airlines Company Limited and Shanghai Airlines Company Limited. Having assisted them in satisfying the minimum entry requirement of aviation alliance, the Company endeavored to improve their business after being member of alliance and the overall standard of information technology in aviation alliance. In simplifying business activities, the Company, a strategic partner of the "simplified business" of IATA, encouraged jointly with IATA the members of Chinese airlines for the achievement of the goal of paperless BSP tickets by the Chinese airlines members of IATA. The Company brought the Interline Electronic Ticketing (IET) into full play among Chinese commercial airlines and also realized the IET between 165 pairs of Chinese commercial airlines and foreign or regional commercial airlines. It also provided electronic ticketing websites hosting service for 11 Chinese commercial airlines such as Air China Limited and fostered system upgrades, product development and marketing of multi-channel check-in services. The Company's self-developed Common Use Self Service (CUSS) system which meets the IATA standard had already been installed in major domestic airports such as Beijing Capital, Guangzhou and Hangzhou after upgrades. It helped Chinese commercial airlines such as China Southern Airlines Company Limited launch online self-help check-in services in domestic, foreign and regional airports such as Lanzhou, Hong Kong and Kuala Lumpur. As for hub operation, the Company had successfully implemented projects such as security information management systems (SMIS), airline ground operation management system (FGOS) and individual departure control interface (CAPSS) in Terminal 3 of Beijing Capital Airport. It was an unprecedented move for domestic commercial airlines to implement automatic operation of operational safety, resource allocation and passenger services in an airport of such large scale. In terms of overseas services, the Company further promoted the use of the Company's APP system by Chinese commercial airlines in foreign or regional airports for the launch of transfer and through check-in services. The number of passenger departures processed amounted to approximately 4.9 million.



In the first half of 2008, on top of further improvement and upgrade of aviation information technology service and its extended services, the Company committed to expand its market scale and share of its core business. All APP back office systems of the major Chinese commercial airlines have been connected to the platform of the Company following the joining of China Eastern Airlines Corporation Limited during the first half of 2008. The business of APP multi-host connecting program also expanded rapidly. It has completed the commencement of business operation for 5 foreign commercial airlines, including Asiana Airlines and Lufthansa German Airlines, at Dalian, Qingdao and other airports.

In order to further raise the level of services provided to travel agencies, the Group continued to diversify and improve the distribution information technology service product line, further enhanced travel agencies' front-end products and improved the TravelWeb front end business system during the first half of 2008. Besides, the Group commenced the development of travel agency mobile distribution platform, which fostered the Group's competitive strengths in the market of information technology service products.

In the first half of 2008, the Company took a step further on the travel products distribution business in regard of the hotel reservation business. The number of hotel rooms distributed was approximately 167,300 hotels' room-nights, representing an increase of 10.1% over the corresponding period in 2007. In respect of aviation cargo information system service, the Company has entered into a framework agreement with China Eastern Airlines Corporation Limited on the use of aviation cargo information system, and completed installation works at various domestic and overseas sites for it. Regarding the information technology integration service, the Company developed and upgraded the aviation passenger security information system (APSIS) for terminal 3 of the Beijing Capital Airport. Meanwhile, the Company also assisted the Beijing Organising Committee for the Games of the XXIX Olympiad and governmental security departments in completion of certain information technology integration projects, including the development of Arrival and Departure information pretreatment and backup system (PBS) of the Olympic Games and the Paralympics Games. It has facilitated the Company's business growth in the field of China's aviation information safety.



The Company has completed the dual load balance and the capacity expansion of disaster recovery system of three main systems, namely Inventory Control System ("ICS"), CRS and APP, as well as the wireless emergency communication of APP communication security during the first half of 2008. It has also enhanced its emergency system and linkage mechanism for safe production, and launched emergency drills particularly for 17 major and alternate airports for the Olympic Games and over 180 emergency drills. Furthermore, the Company has intensified the application of open platform technology, such as the OPEN AV and OPEN ET, etc. As at a result, the system performance was improved, the processing capacity was increased and security was strengthened, which laid a solid foundation for providing sound aviation passenger information system security service for the upcoming Olympic Games. During the first half of 2008, the utilization ratios of the Company's ICS, CRS and APP mainframe systems were approximately 99.9%, 99.9% and 99.9% respectively.

As set out in the Company's Circular dated June 16, 2008, the Company entered into a conditional sale and purchase agreement ("Sale and Purchase Agreement") with China Travelsky Holding Company ("CTHC") pursuant to which the Company has agreed to acquire the entire registered capital of Accounting Centre of China Aviation Limited Company ("ACCA") and certain properties located in No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC, for an aggregate consideration of RMB1 billion (equivalent to approximately HK$1.115 billion). The aggregate consideration will be satisfied by way of the Company issuing and allotting to CTHC or its nominees 174,491,393 new domestic shares of RMB1 each ("Consideration Shares") at a price of HK$6.39 (equivalent to approximately RMB5.73) per Consideration Share upon completion of such acquisition. As set out in the Company's announcement dated July 31, 2008, the special resolutions for approving the Sale and Purchase Agreement and the issue of the Consideration Shares were duly passed by way of poll at the extraordinary general meeting of the Company held on the same date. At present, work relating to the above mentioned acquisition are still in progress.



The Directors believe that the aforesaid acquisition (if completed) will enhance the Company's profitability and market position, thereby is in the interest of the shareholders of the Company. As the Company's principal activities focus on the travel distribution and sales area while ACCA provides mainly clearing and accounting settlement services, the two businesses cover both upstream and downstream aviation, the Directors believe that the acquisition would strengthen the production line of aviation transportation and travel distribution information technology of the Company. As the operation structure of the Company and ACCA are similar, the Directors also believe that the acquisition of ACCA can provide cost synergies by integrating the research and development resources, data centers and market resources of the Company and ACCA, and thus reducing the aggregate operational cost and general expenditure. Meanwhile, since the Company and ACCA are the leading service providers in the respective areas, the Directors believe that the acquisition of ACCA, can enrich the Company's product and services portfolios to the airlines, travel agencies, airports and other industry participants, and also enhance the competitiveness of the Company's existing core businesses and new businesses to be developed. The Directors believe that the acquisition of the properties mentioned above, if completed, can reduce the number of connected transactions of the Company and reduced administrative cost.



Summary

For the first half of 2008, the Group achieved a profit before tax of RMB330.0 million, representing an increase of 1.7%, compared to the first half of 2007. Earnings before interest and tax, depreciation and amortization (EBITDA) amounted to RMB447.3 million, representing an increase of 11.7%, compared to the first half of 2007. Profit attributable to equity holders of the Company was RMB270.5 million, representing a decrease of 11.5%, compared to the first half of 2007. The decrease in earnings of the Group was mainly attributable to the substantial increase of EIT expenses of the Company in the first half of 2008 arising from changes in the statutory tax rate levied on the Company (note 5 to the Unaudited Condensed Consolidated Financial Statements on page 8 for details) as a result of the implementation of the Corporate Income Tax Law of the People's Republic of China since January 1, 2008.

The revenue and results of the operation of the Group were mainly derived from its operations in the PRC. The earnings per share of the Group was RMB0.15 for the first half of 2008.

Total revenue

The total revenue of the Group in the first half of 2008 amounted to RMB992.6 million, representing an increase of RMB84.1 million, or 9.3%, from that of RMB908.5 million in the first half of 2007. Such increase was mainly attributable to the growth in bookings handled by the Group's system. The increase in total revenue is reflected as follows:

- Aviation information technology ("AIT") service revenue represented 80.2% of the Group's total revenue in the first half of 2008, as compared to 80.6% in the first half of 2007. AIT service revenue increased by 8.7% to RMB795.6 million in the first half of 2008 from RMB731.9 million in the first half of 2007. The increase of revenue resulted primarily from the growth in the number of air travelers.

- Data network revenue and other revenue accounted for 19.8% of the Group's total revenue in the first half of 2008, as compared to 19.4% for the first half of 2007. Data network revenue and other revenue increased by 11.6% to RMB197.0 million in the first half of 2008 from RMB176.6 million for the first half of 2007.



Operating expenses

Total operating expenses increased by RMB88.0 million, or 14.3% from RMB616.5 million in the first half of 2007 to RMB704.5 million in the first half of 2008. The increase in operating expenses is reflected as follows:

- Depreciation and amortisation expenses increased by 45.2%, mainly due to the fact that the significant increase in capital expenditure in the second half of 2007 led to depreciation;

- Commission and promotion expenses increased by 17.9%, mainly due to successful implementation of marketing plans and increase in related business;

- Technical support and maintenance fees increased by 17.0%, mainly due to the increase of third parties' support and maintenance as a guarantee of the information system security of aviation passenger service during the Olympic Games; and

- Personnel expenses increased by 3.1%, primarily due to an increase in the number of employees and salaries in order to support the development of the Group's businesses.



Enterprise income tax

For details, please see note 5 on page 8 to the Unaudited Condensed Consolidated Financial Statements.

Profit attributable to equity holders of the Company

As a result of the above factors, the profit attributable to equity holders of the Group decreased by RMB35.0 million or 11.5% to approximately RMB270.5 million in the first half of 2008 from RMB305.5 million in the first half of 2007.

Liquidity and capital structure

The Group's working capital for the first half of 2008 mainly came from operating activities. Net cash inflow for operating activities amounted to RMB326.0 million.

During the first half of 2008, the Group had no short-term or long-term bank loan. Nor did it use any financial instruments for hedging purposes.

As at June 30, 2008, cash and cash equivalents of the Group amounted to RMB1,608.7 million, of which 94.2%, 3.9% and 1.7% were denominated in Renminbi, US dollars and Hong Kong dollars respectively.

Held-to-maturity financial assets

As at June 30, 2008, the Group held RMB100 million treasury bonds of China with an interest rate of 3% per annum. The maturity date of the treasury bonds is on December 18, 2008.



Charge on assets

As at June 30, 2008, the Group had no charge on its assets.

Capital Expenditure

The total capital expenditure of the Group totaled RMB102.7 million in the first half of 2008, representing an increase of RMB18.5 million, as compared to that of RMB84.2 million in the first half of 2007. The capital expenditure of the Group in the first half of 2008 consisted principally of the purchase of hardware, software and equipment to implement the Group's business strategy.

The Board estimates that the Group's planned capital expenditure for year 2008 will amount to approximately RMB650.0 million, which is mainly for construction of new operating centre in Beijing and development and gradual implementation of the new generation aviation passenger service system and other new businesses. The sources of funding for the capital expenditure commitments will include internal cash flow generated from operations. The Board estimates that the sources of funding of the Group in year 2008 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

Exchange risks

The Group's foreign exchange risk arises from commercial transactions and recognised assets and liabilities. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.



Gearing ratio

As at June 30, 2008, the gearing ratio of the Group was 11.9% (December 31, 2007: 10.8%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at June 30, 2008.

Contingent liabilities

As at June 30, 2008, the Group had no material contingent liabilities.

Employees

As at June 30, 2008, the total number of employees of the Group was 2,648. Personnel expenses amounted to RMB136.6 million for the first half of 2008, representing 19.4% of the total operating expenses of the Group for the first half of 2008. The remuneration of the Group's employees (including Executive Directors and Staff Representative Supervisors) includes salaries, bonuses, social security contribution and other welfare benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant laws and regulations in the PRC. Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent Non-executive Directors do receive remuneration from the Company, which is determined by reference to the prevailing market price, and that any reasonable expenses incurred by the Independent Non-executive Directors during their service period will be borne by the Company.

In the first half of 2008, the Group continued to provide its employees with learning opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business management and provide training on the latest development in areas such as computer technologies, laws and economics.



LOOKING AHEAD FOR THE SECOND HALF OF 2008

In the second half of 2008, risk factors such as the soaring prices of raw materials, like oil and iron ores, the looming U.S. subprime mortgage crisis, and the inflation that coincidently shaking up major economies in the world will inevitably cause unfavorable impacts on China's economy. The development of China's aviation and travel industry is continuing to be hindered by the slowdown of China's economic growth and special safety requirements for the Olympic Games. Facing the challenges and embarking on such crucial year of strategic adjustment and planning as 2008, the Group will continue to put emphasis on key missions planned in the beginning of the year. Not only will the Company ensure information system security of aviation passenger service during the Olympic Games but also gradually construct a unified, coordinated and well-ordered operation, research and development and market service systems through optimizing opportunities of the acquisition of clearing and accounting settlement business and focusing on resources optimization on operation and research and development. The Group will also foster the construction of the new operating centre in Beijing and the new generation aviation passenger service system. Apart from securing the dominant position of the existing core business, the Group will actively expand its aviation cargo logistics information service and e-commerce services of online/offline travel products distribution including hotels and air-tickets targeting at terminal passengers. Apart from endeavoring to capture new customers and providing the current customers with new services so as to expand its income source and income scale, the Group will enhance cost management by making use of available technologies, business and management methods. The Group will also further improve the corporate governance, introduce the equity incentive plan when appropriate and strengthen the implementation capacity in order to increase the operation efficiency of the Group in a sustained manner.



INTERIM DIVIDEND

The Board recommends the Company not to pay an interim dividend for the first half of 2008.

SHARE CAPITAL STRUCTURE

The issued share capital of the Company as at June 30, 2008 was 1,776,315,000 shares, with a par value of RMB1 each. As at June 30, 2008, the share capital structure of the Company was as follows:

Class of shares	Number of shares	Percentage to the total number of shares in issue *(%)*
Domestic Shares	1,154,607,000	65
H Shares	621,708,000	35
Total	1,776,315,000	100



SUBSTANTIAL SHAREHOLDERS

As at June 30, 2008, pursuant to the register required to be maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance"), the following substantial shareholders held an interest of 5% or more in their respective class of share capital of the Company:

Name of shareholder	Class and number of shares *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage of total share capital *(Note 2)*
Platinum Investment Management Limited	24,686,152 H shares of RMB1 each (L)	Investment Manager	3.97%	1.39%
	56,608,700 H shares of RMB1 each (L)	Trustee (other than a bare trustee)	9.11%	3.19%
Oppenheimer International Small Company Fund	42,467,220 H shares of RMB1 each (L)	Investment Manager	9.65% *(Note 3 and 4)*	2.39%
Matthews International Capital Management, LLC	28,239,000 H shares of RMB1 each (L)	Investment Manager	9.08% *(Note 3 and 5)*	1.59%
J.P. Morgan Fleming Asset Management (Asia) Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Note 3 and 6)*	1.25%
J.P. Morgan Fleming Asset Management Holdings Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Note 3 and 6)*	1.25%
JF Asset Management Limited	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Note 3 and 6)*	1.25%
Platinum International Fund	44,309,100 H shares of RMB1 each (L)	Beneficial owner	7.13%	2.49%
Plantinum International Fund	37,475,700 H shares of RMB1 each (L)	Beneficial owner	6.03%	2.11%



Name of shareholder	Class and number of shares *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage of total share capital *(Note 2)*
Prudential PLC	31,810,000 H shares of RMB1 each (L)	Interest of controlled corporation *(Note 7)*	5.12%	1.79%
China TravelSky Holding Company	396,993,000 Domestic shares of RMB1 each (L)	Beneficial owner	34.38%	22.35%
China Southern Air Holding Company	232,921,000 Domestic shares of RMB1 each (L)	Beneficial owner	20.17%	13.11%
	43,849,000 Domestic shares of RMB1 each (L) *(Note 8)*	Interest of controlled corporation	3.80%	2.47%
China Eastern Air Holding Company ("Eastern Holding")	218,829,000 Domestic shares of RMB1 each (L)	Beneficial owner	18.95%	12.32%
	5,317,000 Domestic shares of RMB1 each (L) *(Note 9)*	Interest of controlled corporation	0.46%	0.30%
	2,600,000 Domestic shares of RMB1 each (L) *(Note 10)*	Interest of controlled corporation	0.23%	0.15%
China National Aviation Holding Company	178,867,000 Domestic shares of RMB1 each (L)	Beneficial owner	15.49%	10.07%
	8,697,000 Domestic shares of RMB1 each (L) *(Note 11)*	Interest of controlled corporation	0.75%	0.49%



Notes:

(1) (L) — Long position.

(2) Percentage of total share capital is based on 1,776,315,000 shares of the total issued share capital of the Company as at June 30, 2008.

(3) The Directors are unable to confirm the shareholding of the relevant substantial shareholders because those substantial shareholders have not filed any corporate substantial shareholder notice after the bonus issue of 888,157,500 new ordinary shares at par value of RMB1 per share by the Company to the shareholders on the basis of one bonus share for one existing share, details of which are set out in the Company's circular dated April 18, 2007 ("Bonus Issue"). Theoretically, the number of shares of the Company held by those substantial shareholders should increase after the Bonus Issue (with the shareholding percentage remains unchanged). However, the Directors cannot exclude the possibility that those substantial shareholders have disposed of any shares of the Company after the Bonus Issue, so that the number of shares of the Company held by those substantial shareholders before and after the Bonus Issue and as at June 30, 2008 remain the same. The Directors are also unable to ascertain the shareholding of those substantial shareholders from the register of holders of H shares of the Company as the information contained therein may not reflect the actual beneficial shareholding of the shareholders (i.e. the registered shareholders may be bare trustee or holding some shares of the Company on behalf of the others and this kind of interest is not required to be disclosed under the Ordinance).

(4) Such percentage is shown in the corporate substantial shareholder notice of Oppenheimer International Small Company Fund filed on December 6, 2007. However, the number of H shares held by Oppenheimer International Small Company Fund stated in such notice was 42,467,220, which, if correct, represents 13.66% of total H shares of the Company based on the total 310,854,000 issued H shares of the Company. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to note (3) above.

(5) Such percentage is shown in the corporate substantial shareholder notice of Matthews International Capital Management, LLC declared and filed on August 5, 2005 at the latest. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to note (3) above.



Notes: (Continued)

(6) *Such percentage is shown in the corporate substantial shareholder notice of this shareholder declared and filed on April 7, 2003 at the latest. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to note (3) above.*

(7) *These shares are held by Prudential Asset Management (Hong Kong) Ltd., 100% shares of Prudential Asset Management (Hong Kong) Ltd. are held by Prudential Corporation Holdings Ltd., 100% shares of Prudential Corporation Holdings Ltd. are held by Prudential Holdings Ltd. and 100% shares of Prudential Holdings Ltd. are held by Prudential PLC.*

(8) *These shares are held by Xiamen Airlines Company Limited. China Southern Air Holding Company was deemed to be interested in the shares held by Xiamen Airlines Company Limited by virtue of the Ordinance.*

(9) *These shares are held by China Eastern Airlines Corporation Limited ("Eastern Airlines"), a subsidiary of Eastern Holding. Eastern Holding is deemed to be interested in the shares held by Eastern Airlines by virtue of the Ordinance.*

(10) *These shares are held by China Eastern Airlines Wuhan Limited, a subsidiary of Eastern Holding. Eastern Holding is deemed to be interested in the shares held by China Eastern Airlines Wuhan Limited by virtue of the Ordinance.*

(11) *These shares are held by Shandong Airlines Company Limited. China National Aviation Holding Company was deemed to be interested in the shares held by Shandong Airlines Company Limited by virtue of the Ordinance.*



INTERESTS AND SHORT POSITION OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVES IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ANY OTHER ASSOCIATED CORPORATIONS

As at June 30, 2008, the interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations held by the Directors, supervisors or chief executives of the Company that is required to be notified to the Company and the Stock Exchange required to be recorded and kept in the register in accordance with Section 352 of the Ordinance, or the interest or short position required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") are as follows:

Name of Director	Number and class of shares *(Note 1)*	Capacity of holder	Percentage to the corresponding share capital *(Note 2)*	Percentage to the total share capital
Chua Keng Kim	417,000 H shares (L) of RMB1 each	Interest of spouse	0.07%	0.02%



INTERESTS AND SHORT POSITION OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVES IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ANY OTHER ASSOCIATED CORPORATIONS *(Continued)*

Notes:

(1) (L) — Long position

(2) The percentage to the total share capital is calculated based on the total number of 1,776,315,000 shares in issue of the Company as at June 30, 2008.

As set out above, as at June 30, 2008, none of the Directors, Supervisors or chief executives of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) that is required to be recorded in the register maintained in accordance with Section 352 of the Ordinance, or any interest or short position required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules. None of the Directors, supervisors or chief executives of the Company or their respective associates had been granted or had exercised any rights to subscribe the securities of the Company or any of its associated corporation (as defined in Part XV of the Ordinance) for the six months ended June 30, 2008.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2008, the Group did not have any trust deposits or irrecoverable overdue time deposits. Cash held by the Group is deposited with commercial banks and in accordance with the relevant laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITES

In the first half of 2008, the Group did not purchase, sell or redeem any of the listed securities of the Company.

AUDIT COMMITTEE

The Audit Committee of the Company has discussed and reviewed with the Company's management the unaudited interim results of the Group for the six months ended June 30, 2008, and has also discussed among themselves matters including internal control and financial reporting.



CORPORATE GOVERNANCE

The Company is committed to establishing and maintaining high level of corporate governance, making the information disclosure to all the market participants and supervising authorities in a timely, accurate, complete, and reliable manner to enhance the transparency of the Company. The Company has adopted the code provisions as stipulated in "Code of Corporate Governance Practices" (the "Code") in Appendix 14 to the Listing Rules as the Company's code of corporate governance practices.

Save as deviations from the code provisions D.1.1 and D.1.2, the Company has fully complied with the Code in the first half of 2008. The Company has set out respective duties of the Board and the General Manager in its articles of association. However, it has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the Company's management, who is responsible for managing the Company's daily operation, is a management team led by the General Manager. The Company's current arrangement does not prejudice the interests of the Company. The Board is also considering to gradually set out explicitly the duties of the management through the improvement of the Company's internal control management system. Relevant details have been set out in the corporate governance report in the 2007 Annual Report of the Company.

For the six months ended June 30, 2008, the Company has adopted a code of conduct on terms no less exacting than the required standard set out in the Model Code. After making specific enquiries to all Directors, the Company confirms that all Directors have acted in full compliance with the requirements regarding directors' securities transactions set out in the provisions of the Model Code and the Company's code of conduct during the six months ended June 30, 2008.

By order of the Board
Xu Qiang
Chairman

August 29, 2008



Chairman

Xu Qiang	Executive Director (appointed on May 20, 2008)

Directors

Zhu Xiaoxing	Executive Director (CEO) (appointed on January 9, 2007)
Ding Weiping	Executive Director (Secretary to the Board and Company Secretary) (appointed on January 9, 2007)
Song Jinxiang	Executive Director (appointed on January 9, 2007)
Wang Quanhua	Vice Chairman, Non-executive Director (appointed on January 9, 2007)
Luo Chaogeng	Vice Chairman, Non-executive Director (appointed on June 5, 2007)
Gong Guokui	Vice Chairman, Non-executive Director (appointed on January 9, 2007)
Rong Gang	Non-executive Director (appointed on January 9, 2007)
Sun Yongtao	Non-executive Director (appointed on January 9, 2007)
Liu Dejun	Non-executive Director (appointed on January 9, 2007)
Xia Yi	Non-executive Director (appointed on January 9, 2007)
Song Jian	Non-executive Director (appointed on January 9, 2007)
Yuan Yaohui	Independent Non-executive Director (appointed on January 9, 2007)
Yick Wing Fat, Simon	Independent Non-executive Director (appointed on January 9, 2007)
Chua Keng Kim	Independent Non-executive Director (appointed on June 5, 2007)
Zhu Yong	Non-executive Director (appointed on January 9, 2007, resigned on May 20, 2008)



AUDIT COMMITTEE

Yick Wing Fat, Simon	Chief Member (Chairman) (appointed on January 9, 2007)
Chua Keng Kim	Member (appointed on June 5, 2007)
Yuan Yaohui	Member (appointed on January 9, 2007)

STRATEGIC COMMITTEE

Luo Chaogeng	Chief Member (Chairman) (appointed on June 5, 2007)
Xu Qiang	Member (appointed on May 20, 2008)
Wang Quanhua	Member (appointed on January 9, 2007)
Gong Guokui	Member (appointed on January 9, 2007)
Rong Gang	Member (appointed on January 9, 2007)
Ding Weiping	Member (appointed on January 9, 2007)
Zhu Yong	Member (appointed on January 9, 2007 and resigned on May 20, 2008)

REMUNERATION AND EVALUATION COMMITTEE

Yuan Yaohui	Chief Member (Chairman) (appointed on January 9, 2007)
Yick Wing Fat, Simon	Member (appointed on January 9, 2007)
Chua Keng Kim	Member (appointed on June 5, 2007)
Wang Quanhua	Member (appointed on January 9, 2007)
Sun Yongtao	Member (appointed on January 9, 2007)



SUPERVISORY COMMITTEE

Chairperson	(appointed on January 9, 2007)
Li Xiaojun	Supervisor (appointed on January 9, 2007)
Vice Chairperson	(appointed on January 9, 2007)
Du Hongying	Supervisor (appointed on January 9, 2007)

SUPERVISORS

Jing Gongbin	Supervisor (appointed on January 9, 2007)
Zhang Yakun	Supervisor (appointed on January 9, 2007)
Yu Yanbing	Supervisor (appointed on January 9, 2007)
Gao Jingping	Staff Representative Supervisor (appointed on January 9, 2007)
Wang Xiaomin	Staff Representative Supervisor (appointed on January 9, 2007)
Zhang Xin	Staff Representative Supervisor (appointed on January 9, 2007)
Rao Geping	Independent Supervisor (appointed on January 9, 2007)

COMPANY SECRETARY

Ding Weiping	Executive Director

COMPANY'S WEBSITES

Website of consolidated information of the Company:

www.travelsky.net

Website established in accordance with Rule 2.07C(6)(a) of the Listing Rules:

http://travelsky.wsfg.hk



AUDITORS

International Auditors:
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building, Central, Hong Kong

PRC Auditors:
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
11/F, PricewaterhouseCoopers Centre
202 Hu Bin Road
Shanghai 200021
PRC

LEGAL ADVISERS

as to Hong Kong law:
Chiu and Partners
41/F, Jardine House
1 Connaught Place
Central, Hong Kong

as to the PRC law:
Jingtian & Gongcheng
15/F, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, the PRC

REGISTERED ADDRESS

TravelSky Technology Limited
18-20/F, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100190, PRC



CONTACT DETAILS

TravelSky Technology Limited
Room 728, 7/F
157 Dong Si Xi Da Jie
Dongcheng District, Beijing 100010, the PRC
Telephone: (8610) 8409 9655
Fascimile: (8610) 8409 9689

PLACE OF BUSINESS IN HONG KONG

Rooms 3005-3007, 30/F
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 696

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P. O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

Shareholders can obtain a copy of this interim report through the website of the Company at http://travelsky.wsfg.hk.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）



2008
中期業績報告

Designed and produced by: **Wonderful Sky Financial Group** Tel.: **2851 1038**



中國民航信息網絡股份有限公司(「本公司」)之董事會(「董事會」)謹此公佈本公司及其附屬公司(「本集團」)截至二零零八年六月三十日止六個月期間的根據國際會計準則第三十四號「中期財務報告」編製的未經審計之中期業績報告。

簡明綜合資產負債表

(金額單位：人民幣千元)

	附註	二零零八年六月三十日 未審計	二零零七年十二月三十一日 已審計
資產			
非流動資產			
物業、廠房及設備，淨值	9	**975,802**	1,033,148
無形資產，淨值		**10,159**	11,824
於聯營公司的投資		**92,604**	85,996
其他長期資產		**8,881**	8,881
遞延所得稅資產		**9,051**	9,229
		1,096,497	1,149,078
流動資產			
存貨		**8,338**	9,241
應收賬款，淨值	10	**157,641**	141,565
應收聯營公司		**4,795**	6,308
應收關聯方款，淨值	11	**477,053**	389,561
預付款項及其他流動資產		**191,175**	102,399
持有至到期日財務資產		**100,000**	100,000
短期銀行存款		**1,423,458**	1,843,949
現金及現金等價物		**1,608,660**	1,209,152
		3,971,120	3,802,175
資產總值		**5,067,617**	4,951,253

後附財務報表附註為本簡明綜合財務報表的組成部分。



簡明綜合資產負債表(續)

(金額單位:人民幣千元)

	附註	二零零八年六月三十日 未審計	二零零七年十二月三十一日 已審計
權益			
可分配給股東資本及儲備			
實收資本		**1,776,315**	1,776,315
儲備	7	**1,412,235**	1,296,834
留存收益			
一計劃期末現金股息	8	**—**	230,921
一其他		**1,180,782**	1,028,659
		4,369,332	4,332,729
少數股東權益		**94,637**	85,997
權益合計		**4,463,969**	4,418,726
負債			
非流動負債			
遞延所得税負債		**121**	129
流動負債			
應付賬款及預提費用	12	**513,761**	470,212
應付關聯方款		**40,846**	39,960
應交所得税		**43,918**	17,054
遞延收益		**5,002**	5,172
		603,527	532,398
負債合計		**603,648**	532,527
權益及負債合計		**5,067,617**	4,951,253
淨流動資產		**3,367,593**	3,269,777
總資產減流動負債		**4,464,090**	4,418,855

後附財務報表附註為本簡明綜合財務報表的組成部分。



簡明綜合損益表

(除每股數據外，所有金額均以人民幣千元為單位)

	附註	未審計 截至六月三十日止六個月 二零零八年	二零零七年
收入			
航空信息技術服務		**795,640**	731,881
數據網絡及其他		**196,990**	176,585
總收入	3	**992,630**	908,466
營業成本			
營業税金及附加		**(32,785)**	(30,597)
折舊及攤銷		**(159,478)**	(109,821)
網絡使用費		**(39,522)**	(41,462)
人工成本		**(136,551)**	(132,403)
經營租賃支出		**(34,191)**	(31,732)
技術支持及維護費		**(75,139)**	(64,232)
佣金及推廣費用		**(143,403)**	(121,679)
其他營業成本		**(83,462)**	(84,609)
總營業成本		**(704,531)**	(616,535)
營業利潤		**288,099**	291,931
財務收入，淨額		**34,999**	24,544
應佔聯營公司收益		**6,907**	8,046
税前利潤	4	**330,005**	324,521
所得税	5	**(48,760)**	(9,882)
除税後利潤		**281,245**	314,639
應佔：			
本公司權益持有人		**270,480**	305,527
少數股東權益		**10,765**	9,112
		281,245	314,639
本公司權益持有人應佔盈利的每股盈利			
基本及攤薄*(人民幣元)*	6	**0.15**	0.17

後附財務報表附註為本簡明綜合財務報表的組成部分。



簡明綜合權益變動表

(金額單位：人民幣千元)

	未審計				
	本公司權益持有人應佔			少數	
	實收資本	儲備	留存收益	股東權益	合計
二零零七年一月一日餘額	888,158	2,066,112	944,532	72,523	3,971,325
本期間利潤	—	—	305,527	9,112	314,639
分派二零零六年股利	—	—	(195,395)	—	(195,395)
附屬公司分派股利予少數股東	—	—	—	(2,646)	(2,646)
外幣報表折算差異	—	(765)	—	—	(765)
以儲備增資	888,157	(888,157)	—	—	—
轉入儲備	—	99,006	(99,006)	—	—
二零零七年六月三十日餘額	1,776,315	1,276,196	955,658	78,989	4,087,158

		未審計				
		本公司權益持有人應佔			少數	
	附註	實收資本	儲備	留存收益	股東權益	合計
二零零八年一月一日餘額		1,776,315	1,296,834	1,259,580	85,997	4,418,726
本期間利潤		—	—	270,480	10,765	281,245
分派二零零七年股利	8	—	—	(230,921)	—	(230,921)
附屬公司分派股利予少數股東		—	—	—	(2,125)	(2,125)
外幣報表折算差異		—	(2,956)	—	—	(2,956)
轉入儲備	7	—	118,357	(118,357)	—	—
二零零八年六月三十日餘額		1,776,315	1,412,235	1,180,782	94,637	4,463,969

後附財務報表附註為本簡明綜合財務報表的組成部分。



簡明綜合現金流量表

(金額單位：人民幣千元)

	附註	未審計 截至六月三十日止六個月 二零零八年	二零零七年
經營活動之現金流量			
經營活動提供之現金	13	**377,855**	444,141
企業所得稅返還		**—**	30,180
企業所得稅支出		**(51,839)**	(44,957)
經營活動提供之現金流量淨額		**326,016**	429,364
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(155,052)**	(159,158)
短期銀行存款到期		**1,306,029**	1,229,580
存入短期銀行存款		**(885,538)**	(1,074,680)
利息收入		**47,296**	31,551
自聯營公司之股息收入		**300**	460
出售物業、廠房及設備所得款項		**172**	492
投資聯營公司所支付的現金		**—**	(1,500)
投資活動提供之現金流量淨額		**313,207**	26,745
融資活動之現金流量			
支付股息		**(232,541)**	(71,107)
融資活動使用之現金流量淨額		**(232,541)**	(71,107)
匯率變動對現金及現金等價物的影響額		**(7,174)**	(9,222)
現金及現金等價物增加淨額		**399,508**	375,780
現金及現金等價物，期初餘額		**1,209,152**	1,233,166
現金及現金等價物，期末餘額		**1,608,660**	1,608,946

後附財務報表附註為本簡明綜合財務報表的組成部分。



1. 一般資料

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供航空信息技術服務及相關服務。本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。

註冊地址為中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層。

2. 主要會計政策及編製基礎

本未經審計的簡明綜合財務報表是在歷史成本原則下根據國際會計準則第三十四號「中期財務報告」編製，並已經本公司審核委員會審閱。編製該簡明綜合財務報表的會計政策與截至二零零七年十二月三十一日止年度財務報表所採用的一致。

3. 收入

收入主要包括本集團因就提供其航空信息技術服務及相關服務等業務而收取的費用。此等收費大部分來自本公司股東。



4. 除稅前利潤

除稅前利潤已扣除及計入下列各項：

	未審計 截至六月三十日止六個月 **二零零八年** **人民幣千元**	 二零零七年 人民幣千元
已扣除：		
折舊	**153,051**	103,428
無形資產攤銷	**3,383**	4,067
經營性租入固定資產改良攤銷	**3,044**	2,326
出售物業、廠房及設備的虧損	**95**	3,797
經營租賃支出	**34,191**	31,732
設備銷售成本	**15,003**	18,238
定額退休金計劃的供款	**14,856**	9,702
核數師酬金	**939**	912
匯兑損失	**7,174**	9,222
住房公積金供款	**7,250**	5,118
研究與開發費用	**116,207**	118,615
已計入：		
利息收入	**(42,174)**	(33,766)



5. 稅項

本公司於二零零零年十月在中關村海淀科技園區註冊成立為高新技術企業，並已得到了海淀區國家稅務局的批准，自二零零六年一月一日開始按15%的稅率繳納企業所得稅(「企業所得稅」)。

相關部門聯合發出日期為二零零八年二月二十六日有關確認本公司於二零零七年為國家規劃佈局內重點軟件企業的通知。根據相關規定，本公司於獲認定當年享有10%的優惠稅率。由於本公司已按15%的稅率繳納截至二零零七年十二月三十一日止財政年度的企業所得稅，本公司按15%的稅率繳納的企業所得稅超過10%優惠稅率的差額人民幣30,114,000元列示於截至二零零八年六月三十日止六個月的簡明綜合損益表內扣減了當期所得稅費用。二零零六年的退稅金額人民幣30,180,000元已列示於截至二零零七年六月三十日止六個月的簡明綜合損益表內。

二零零八年一月一日起施行的《中華人民共和國企業所得稅法》將中國境內企業所得稅率統一為25%。二零零八年四月十四日，相關政府管理部門發佈了高新技術企業的認定標準、申請程序和評估流程，獲得高新技術企業認定的企業將享受企業所得稅15%的優惠稅率。但相關政府管理部門尚未開始接受企業的認定申請。由於本公司尚未最終被相關政府管理部門認定為高新技術企業，本公司採用25%的法定所得稅率計提了二零零八年上半年度的企業所得稅費用。如果將來本公司最終獲得相關政府管理部門的批准，享受所得稅優惠政策，本公司所得稅費用將會降低。



6. 每股盈利

截至二零零八年及二零零七年六月三十日止兩個期間的每股盈利是通過將本公司權益持有人應佔盈利人民幣270,480,000元及人民幣305,527,000元分別除以已發行的普通股股數1,776,315,000股計算得出。

截至二零零八年及二零零七年六月三十日止兩個期間並無已發行可能具有潛在攤薄效應的普通股。

7. 儲備

本公司已按二零零七年淨利潤的20%(人民幣118,357,000元)提取了任意盈餘公積金。

8. 股利分配

在二零零八年五月二十日的本公司股東年會上通過了派發二零零七年末期股息每股人民幣0.13元，合共人民幣230,920,950元。該等股息已計入截至二零零八年六月三十日止六個月期間股東權益，並列作留存收益的分配。

9. 物業、廠房及設備

截至二零零八年六月三十日止六個月期間，本集團新購物業，廠房及設備價值約為人民幣101,035,000元。



10. 應收帳款，淨值

應收帳款的收款期限一般為提供服務後六個月。

應收帳款的帳齡分析如下：

	二零零八年六月三十日	二零零七年十二月三十一日
	未審計	*已審計*
	人民幣千元	*人民幣千元*
六個月內	**126,188**	126,837
六個月至一年	**21,776**	6,390
一年至二年	**5,954**	4,578
二年至三年	**249**	1,247
三年以上	**8,299**	7,338
應收賬款合計	**162,466**	146,390
減值撥備	**(4,825)**	(4,825)
應收賬款，淨值	**157,641**	141,565



11. 應收關聯方款，淨值

與關聯公司的往來餘額為與貿易相關、無抵押、免息及一般須於六個月內償還。

應收關聯方款的帳齡分析如下：

	二零零八年六月三十日	二零零七年十二月三十一日
	未審計	*已審計*
	人民幣千元	人民幣千元
六個月內	**452,203**	377,452
六個月至一年	**27,328**	10,796
一年至二年	**3,744**	7,055
二年至三年	**2,786**	1,895
三年以上	**5,657**	7,028
應收關聯方款合計	**491,718**	404,226
減值撥備	**(14,665)**	(14,665)
應收關聯方款，淨值	**477,053**	389,561

12. 應付帳款及預提費用

應付帳款帳齡分析如下：

	二零零八年六月三十日	二零零七年十二月三十一日
	未審計	*已審計*
	人民幣千元	人民幣千元
六個月以內	**56,416**	133,228
六個月至一年	**93,316**	13,078
一年至二年	**11,298**	7,884
二年至三年	**6,982**	17,481
三年以上	**10,389**	8,584
應付賬款合計	**178,401**	180,255
預提費用	**335,360**	289,957
應付賬款及預提費用合計	**513,761**	470,212



13. 經營活動提供之現金

	未審計	
	截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	*人民幣千元*
税前利潤	**330,005**	324,521
就下列各項調整：		
折舊及攤銷	**159,478**	109,821
出售物業、廠房及設備虧損	**95**	3,797
利息收入	**(42,174)**	(33,766)
應佔聯營公司收益	**(6,907)**	(8,046)
匯兑損失	**4,218**	8,457
營運資金改變前之經營利潤	**444,715**	404,784
流動資產減少／(增加)：		
應收賬款	**(16,076)**	(8,067)
存貨	**903**	(1,626)
預付款項及其他流動資產	**(8,589)**	(4,190)
應收聯營及關聯方款	**(85,979)**	(32,577)
流動負債增加／(減少)：		
應付賬款及預提費用	**42,670**	83,891
遞延收益	**(170)**	2,148
應付關聯方款	**381**	(222)
經營活動提供之現金	**377,855**	444,141



14. 承諾事項

(a) 資本性支出承諾

於結算日，本集團有以下資本性支出承諾：

	二零零八年六月三十日 未審計 人民幣千元	二零零七年十二月三十一日 已審計 人民幣千元
已授權且訂約		
一 計算機系統	**31,224**	55,720
一 房屋	**4,483**	63,437
已授權但未訂約		
一 計算機系統	**280,587**	661,692
一 土地及房屋	**576,000**	628,962
合計	**892,294**	1,409,811

上文所述的資本性支出承諾主要與建設北京新運營中心、開發及逐步推行新一代航空旅客服務信息系統及其他新業務相關。

於二零零八年六月三十日上述已訂約的資本性支出承諾中有約人民幣26,908,000元以美元計價。

(b) 經營租賃承諾

於結算日，本集團有以下經營租賃承諾：

	二零零八年六月三十日 未審計 人民幣千元	二零零七年十二月三十一日 已審計 人民幣千元
一年內	**61,661**	58,581
一年至五年	**40,765**	68,264
合計	**102,426**	126,845



15. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務等。本集團營運的最高決策人為本集團的總經理。總經理審閱的數據與合併財務報表所載數據一致。本集團截至二零零八年及二零零七年六月三十日止期間並無編製任何分部報表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

16. 期後事項

於二零零八年七月三十一日舉行的本公司臨時股東大會上獨立股東批准了本公司收購中國民航信息集團公司的全資子公司中國航空結算有限責任公司(「中國航空結算公司」)全部註冊資本和其位於中國北京朝陽區東興里11號的若干物業，詳情參閱本公司於二零零八年六月十六日發佈的股東通函及於二零零八年七月三十一日發佈的公告內容。

17. 重分類

比較期間會計報表之部分項目已按本期會計報表之披露方式進行了重分類。



二零零八年上半年業務回顧

二零零八年上半年，中國航空運輸旅遊業的發展受到了即將召開的第29屆奧運會對安全保衛的特殊要求、相繼發生的南方冰雪災害、「3.14」拉薩暴力事件和「5.12」汶川特大地震等自然災害和突發事件、國內物價結構性上漲對消費需求產生的一定抑制作用、以及國際市場石油價格節節攀升等一系列因素的影響，增長速度明顯放緩，並呈現下降的趨勢。而電子客票的普及和開放技術的使用，更促使航空運輸旅遊分銷價值鏈各環節的參與者進一步利用信息技術解決方案拓展市場、節約成本、改善服務，以提高其運營效率。作為中國航空運輸旅遊業信息技術解決方案的主導供應商，二零零八年上半年，本集團按照年初確定的重點工作，以發展戰略為導向，以奧運會航空旅客信息系統服務保障為契機，沉著應對，克服困難，繼續保持了穩定的發展勢頭。

二零零八年上半年，本集團電子旅遊分銷(ETD)系統處理的國內外商營航空公司的航班訂座量約102.1百萬人次，較二零零七年同期增長約7.0%：其中處理中國商營航空公司的航班訂座量增長了約6.8%，處理外國及地區商營航空公司的航班訂座量增長了約13.4%。二零零八年上半年，本公司機場旅客處理(APP)系統及多主機接入服務處理的外國及地區商營航空公司的旅客量約1.4百萬人次。除了25家中國商營航空公司使用本公司的ETD、APP系統及其延伸服務，是本公司的系統用戶外，與本公司計算機分銷系統(CRS)實現直聯的外國及地區商營航空公司增至68家。



二零零八年上半年，本公司繼續大力完善並推廣商營航空公司座位控制產品線、分銷業務解決方案產品線及運價產品線，從航空聯盟、簡化商務、樞紐運營、海外服務等方面支持商營航空公司的聯盟化、樞紐化和國際化的運營。在支持航空聯盟方面，本公司加強了與已入盟的中國國際航空股份有限公司、中國南方航空股份有限公司、上海航空股份有限公司在入盟服務方面的長期合作，在協助其滿足了航空聯盟最低准入需求的基礎上，着力推進其在入盟後的業務提升，並參與航空聯盟中整體信息技術標準的推進。在簡化商務方面，作為IATA「簡化商務」戰略合作夥伴，本公司與IATA共同推動其中國會員航空公司實現了BSP客票無紙化的目標。本公司在全部實現了中國商營航空公司之間的電子客票聯運業務，實現了165對中國商營航空公司和外國及地區商營航空公司之間的電子客票聯運業務，並為中國國際航空股份有限公司等11家中國商營航空公司提供電子客票網站托管服務的同時，亦大力推進多渠道值機服務的系統升級、產品開發及市場推廣，升級後的本公司自主開發的符合IATA標準的通用自助值機系統(CUSS)已在北京首都、廣州、杭州等國內主要機場使用，協助中國南方航空股份有限公司等中國商營航空公司在蘭州、香港、吉隆坡等國內外及地區機場開通了網上自助值機服務。在樞紐運營方面，通過本公司在北京首都機場3號航站樓成功實施的安檢信息管理系統(SMIS)、航空公司航班地面運營管理系統(FGOS)、個性化離港前端系統(CAPSS)等項目，國內商營航空公司首次在超大型機場實現了運營安全、資源調度、旅客服務的自動化運作。在海外服務方面，本公司持續推進中國商營航空公司在海外或地區機場使用本公司APP系統協助其開展中轉、聯程服務，處理的出港旅客量約4.9百萬人次。



二零零八年上半年，本公司在進一步完善和提升航空信息技術服務及其延伸服務的基礎上，亦不斷努力擴大核心業務的市場規模和佔有率。二零零八年上半年，隨著中國東方航空股份有限公司的加入，主要中國商營航空公司的APP後台系統已全部統一接入到本公司的平台上；APP多主機接入服務業務亦發展迅速，完成了韓亞、漢莎等5家外國商營航空公司在大連、青島等機場的投產工作。

為進一步提升本公司對旅遊分銷代理人、旅行社的服務水平，二零零八年上半年，本集團繼續豐富和完善分銷信息技術服務產品線，進一步優化旅遊分銷代理人前端產品，完善TravelWeb前端業務系統，並著手開發旅遊分銷代理人移動分銷平台，以進一步提高本集團在分銷信息技術服務產品市場的競爭力。

二零零八年上半年，在酒店預定業務方面，本公司進一步拓展旅遊產品分銷業務，銷售的酒店房間量約167.3千間夜，較二零零七年同期增長了10.1%；在航空貨運信息系統業務方面，本公司已經與中國東方航空股份有限公司簽署完成了航空貨運信息系統使用的框架協議，並為後者在多個國內外站點完成了實施工作；在信息技術集成服務方面，在為北京首都國際機場3號航站樓開發、升級面向民航旅客出行安全的信息管理系統(APSIS)的同時，本公司亦協助北京奧組委及政府安全部門完成了奧運會和殘奧會抵離信息預處理與備份系統(PBS)開發等多個信息技術集成項目，促進了本公司在中國航空信息安全領域的業務進展。



二零零八年上半年，本公司實現了航班控制系統(ICS)、CRS和APP三大系統的雙機負載均衡與災難系統擴容以及APP通訊保障的無線應急通訊，完善了安全生產的應急機制和聯動機制，開展了針對17家奧運會主、備降機場和超過180次的應急演練，推進了OPEN AV、OPEN ET等開放平台技術的應用，優化了系統性能，提升了處理能力，增強了保障能力，從而奠定了為即將召開的奧運會提供有力的民航旅客信息系統保障服務的安全基礎。二零零八年上半年，本公司的ICS、CRS和APP主機系統的可利用率分別約為99.9%、99.9%、99.9%。

如本公司日期為二零零八年六月十六日之通函所載列，本公司與中國民航信息集團公司(「集團公司」)訂立有條件的買賣協議(「買賣協議」)，據此，本公司同意收購中國航空結算有限責任公司(「中國航空結算公司」)全部註冊資本，及位於中國北京朝陽區東興里11號的相關物業，總代價人民幣10億元(約相等於11.15億港元)將於收購完成後由本公司以每股面值人民幣1元的代價股份(「代價股份」)，按每股6.39港元(約相等於人民幣5.73元)的價格向集團公司或其代理人發行及配發174,491,393股新內資股支付。如本公司日期為二零零八年七月三十一日之公告所載列，有關批准買賣協議、發行代價股份等特別決議案已於本公司當日舉行的臨時股東大會上以投票方式正式通過。目前，有關前述收購的相關工作亦正在進展當中。



董事會相信前述收購(如完成)，將有助於提升本公司的盈利能力及市場地位，符合股東利益。由於本公司主營業務集中於航空旅遊分銷及銷售，而中國航空結算公司主要提供航空結算及清算服務，雙方業務涵蓋航空業務上下游，故董事認為收購可加強本公司在航空運輸旅遊分銷信息科技的產業鏈；而由於本公司與中國航空結算公司的運作結構相近，董事亦相信收購中國航空結算公司能合併研發資源、數據中心及雙方的市場資源，以帶來成本效益，減低經營成本總額及一般開支；同時，鑒於本公司及中國航空結算公司為各自業內領先服務提供商，董事相信收購中國航空結算公司可擴展本公司產品及服務組合至航空公司、旅遊分銷代理人、機場及其它行業參與者，亦有助於提升本公司現有核心業務及擬開發新業務的競爭力。董事亦相信收購上述物業(如完成)，可以減少本公司的關聯交易，降低行政成本。



概述

二零零八年上半年，本集團稅前利潤人民幣330.0百萬元，較二零零七年上半年增長了1.7%。折舊、攤銷、息稅前盈餘(EBITDA)人民幣447.3百萬元，較二零零七年上半年增加了11.7%。本公司權益持有人應得利潤人民幣270.5百萬元，較二零零七年上半年減少了11.5%。本集團盈利減少，主要是由於二零零八年一月一日起施行的《中華人民共和國企業所得稅法》使得本公司享有的法定所得稅率發生變動（詳見第8頁未經審計的簡明綜合財務報表附註5），進而導致本公司二零零八年上半年度的企業所得稅費用大幅增加所致。

本集團的收入及經營業績主要來自本集團在中國的營運。本集團二零零八年上半年每股盈利人民幣0.15元。

總收入

本集團二零零八年上半年總收入為人民幣992.6百萬元，較二零零七年上半年總收入人民幣908.5百萬元，增長了人民幣84.1百萬元或9.3%，總收入的增長主要是由於本集團業務量增長所致。總收入的增長反映在下列各項中：

- 航空信息技術服務收入佔本集團二零零八年上半年總收入的80.2%；二零零七年上半年為80.6%。航空信息技術服務收入由二零零七年上半年的人民幣731.9百萬元增加至二零零八年上半年的人民幣795.6百萬元，增加了8.7%。該項增加主要是由於航空旅客量增長所致。

- 數據網絡及其他收入佔本集團二零零八年上半年總收入的19.8%，二零零七年上半年為19.4%。數據網絡及其他收入由二零零七年上半年的人民幣176.6百萬元增加至二零零八年上半年的人民幣197.0百萬元，增加了11.6%。



營業成本

二零零八年上半年總營業成本為人民幣704.5百萬元，較二零零七年上半年的人民幣616.5百萬元，增加了人民幣88.0百萬元或14.3%。營業成本變動亦反映在以下各項中：

- 折舊及攤銷費用增加了45.2%，主要是由於二零零七年下半年大幅增加的資本性支出計提折舊所致；
- 佣金及推廣費用增加了17.9%，主要是市場推廣計劃的成功實施及相關業務量的增加所致；
- 技術支持及維護費增加了17.0%，主要是由於本公司為了確保奧運會期間航空旅客信息系統保障服務而增加第三方技術支持和維護所致；及
- 人工成本增加了3.1%，主要是由於為支持本集團業務發展而增加了員工數量和薪酬。



企業所得稅

詳見第8頁未經審計的簡明綜合財務報表附註5。

本公司權益持有人之應佔盈利

由於上述因素，本集團公司權益持有人之應佔盈利由二零零七年上半年的人民幣305.5百萬元減少至二零零八年上半年的人民幣270.5百萬元，減少了人民幣35.0百萬元或11.5%。

變現能力與資本結構

本集團二零零八年上半年的營運資金主要來自經營活動。來自經營活動現金流入淨額為人民幣326.0百萬元。

二零零八年上半年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零八年六月三十日，本集團的現金及現金等價物為人民幣1,608.7百萬元，其中分別94.2%、3.9%及1.7%以人民幣、美元及港幣計價。

持有至到期日財務資產

於二零零八年六月三十日，本集團持有人民幣1億元的國債。該國債年利率為3%，到期日為二零零八年十二月十八日。



資產抵押

於二零零八年六月三十日，本集團並無任何資產抵押。

資本開支

本集團二零零八年上半年的總資本開支為人民幣102.7百萬元，較二零零七年上半年的人民幣84.2百萬元，增加了人民幣18.5百萬元。本集團二零零八年上半年的資本開支主要包括根據本集團業務戰略購置所需的硬件、軟件及設備。

董事會預計本集團二零零八年全年所需的計劃總資本開支約為人民幣650.0百萬元，主要用於建設北京新運營中心、開發及逐步推行新一代航空旅客服務系統及其他新業務。資本開支計劃的資金來源將包括本公司運營活動產生的內部現金流量。董事會預計二零零八年本集團的資金來源完全能夠滿足資本開支計劃和日常運營等所需資金。

外匯風險

本集團的外匯風險來自商業交易和已確認資產和負債。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。



資產負債比率

於二零零八年六月三十日，本集團之資產負債比率為11.9%(二零零七年十二月三十一日：10.8%)，該比率是通過將本集團於二零零八年六月三十日的總負債除以總資產而得出。

或有負債

於二零零八年六月三十日，本集團並無重大或有負債。

員工

於二零零八年六月三十日，本集團的員工總數為2,648名。二零零八年上半年的人工成本為人民幣136.6百萬元，佔本集團二零零八年上半年總營業成本的19.4%。本集團員工(包括執行董事及職工代表監事)的薪酬包括工資、獎金、社會保險及其他福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工(包括執行董事及職工代表監事)的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。目前，並無任何非執行董事收取任何薪酬。然而，非執行董事於任期內產生的任何合理支出將由本公司承擔。獨立非執行董事按現行市價收取本公司薪酬，其於任期內產生任何合理支出將由本公司承擔。

二零零八年上半年，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、法律和經濟領域最新發展的培訓。



二零零八年下半年展望

二零零八年下半年，石油、鐵礦石等基礎原材料價格不斷攀升、美國次貸危機不斷深化、世界主要經濟體都不約而同的出現通貨膨脹等風險因素將不可避免地對中國經濟產生不利影響，中國經濟增長速度的放緩以及奧運會安全保衛方面的特殊要求，已經並將繼續拖累中國航空運輸旅游業的發展。面對挑戰，作為戰略調整和戰略布局的關鍵之年，本集團將繼續圍繞年初確定的重點工作，在確保奧運會期間航空旅客信息系統服務保障工作萬無一失的基礎上，以收購結算、清算業務為契機，以運行、研發等資源的優化組合為重點，逐步打造統一、協調、有序的運營、研發、市場服務體系；推進北京新運營中心、新一代航空旅客服務信息系統的建設；在繼續鞏固現有核心業務主導地位的同時，積極拓展航空貨運物流信息服務和面向終端旅客的包括酒店、機票在內的旅遊產品在線／離線分銷的電子商務業務；在努力發展新客戶和給現有客戶提供新服務以擴大收入來源和規模的同時，將積極通過技術、商務和管理手段，加強成本管理；將繼續強化企業管治，適時引進股權激勵機制，加強執行力，以不斷提升本集團的運營效率。



中期股息

董事會建議本公司二零零八年上半年不派發中期股息。

股本結構

本公司之已發行股本，於二零零八年六月三十日為1,776,315,000股，每股面值人民幣1元。於二零零八年六月三十日，本公司股本結構如下：

股份類別	**股份數**	**佔已發行股份總數的百分比** *(%)*
內資股	1,154,607,000	65
H股	621,708,000	35
合計	1,776,315,000	100



於二零零八年六月三十日，根據需要按《證券及期貨條例》(香港法例第571章)(「《期貨條例》」)第336條而備存的登記冊，持有本公司相應類別股本5%或以上的主要股東如下：

股東姓名	證券類別及數目 *(附註1)*	身份	佔相應類別股本的概約比例	佔總股本的概約比例 *(附註2)*
Platinum Investment Management Limited	每股面值人民幣1元的24,686,152股H股 (L)	投資經理	3.97%	1.39%
	每股面值人民幣1元的56,608,700股H股 (L)	受託人(不包括被動受託人)	9.11%	3.19%
Oppenheimer International Small Company Fund	每股面值人民幣1元的42,467,220股H股 (L)	投資經理	9.65% *(附註3及4)*	2.39%
Matthews International Capital Management, LLC	每股面值人民幣1元的28,239,000股H股 (L)	投資經理	9.08% *(附註3及5)*	1.59%
J.P. Morgan Fleming Asset Management (Asia) Inc.	每股面值人民幣1元的22,199,000股H股 (L)	投資經理	7.14% *(附註3及6)*	1.25%
J.P. Morgan Fleming Asset Management Holdings Inc.	每股面值人民幣1元的22,199,000股H股 (L)	投資經理	7.14% *(附註3及6)*	1.25%
JF Asset Management Limited	每股面值人民幣1元的22,199,000股H股 (L)	投資經理	7.14% *(附註3及6)*	1.25%
Platinum International Fund	每股面值人民幣1元的44,309,100股H股 (L)	實益擁有人	7.13%	2.49%
Plantinum International Fund	每股面值人民幣1元的37,475,700股H股 (L)	實益擁有人	6.03%	2.11%



主要股東（續）

股東姓名	證券類別及數目（附註1）	身份	佔相應類別股本的概約比例	佔總股本的概約比例（附註2）
Prudential PLC	每股面值人民幣1元的31,810,000股H股 (L)	所控制公司權益（附註7）	5.12%	1.79%
中國民航信息集團公司	每股面值人民幣1元的396,993,000股內資股 (L)	實益擁有人	34.38%	22.35%
中國南方航空集團公司	每股面值人民幣1元的232,921,000股內資股 (L)	實益擁有人	20.17%	13.11%
	每股面值人民幣1元的43,849,000股內資股 (L)（附註8）	所控制公司權益	3.80%	2.47%
中國東方航空集團公司（「東航集團」）	每股面值人民幣1元的218,829,000股內資股 (L)	實益擁有人	18.95%	12.32%
	每股面值人民幣1元的5,317,000股內資股 (L)（附註9）	所控制公司權益	0.46%	0.30%
	每股面值人民幣1元的2,600,000股內資股 (L)（附註10）	所控制公司權益	0.23%	0.15%
中國航空集團公司	每股面值人民幣1元的178,867,000股內資股 (L)	實益擁有人	15.49%	10.07%
	每股面值人民幣1元的8,697,000股內資股 (L)（附註11）	所控制公司權益	0.75%	0.49%



附註：

(1) *(L) — 好倉。*

(2) *佔總股本的比例乃根據本公司於二零零八年六月三十日的1,776,315,000股已發行股份總數計算。*

(3) *董事無法確認相關主要股東之持股量，因該等主要股東於本公司向股東派送紅股，即按以每持有一股現有股派送一股紅股的基準發行888,157,500股每股面值人民幣1元的新普通股(詳情載於本公司日期為二零零七年四月十八日的通函)(「派送紅股」)後，並無提呈任何法團大股東通知。理論上，該等主要股東之持股數量於派送紅股後應有所增加(持股量百分比保持不變)。然而，董事不能排除該等主要股東已於派送紅股後，沽出本公司任何股份的可能性，致使該等主要股東於本公司的持股量在派送紅股前及派送紅股後，及於二零零八年六月三十日維持不變。董事亦未能根據本公司H股股東名冊確定該等主要股東的持股量，此因當中所載資料可能未能反映股東的實益持股量(即註冊股東可能是無條件受托人，或代表他人持有本公司部份股份，此等權益毋須根據《期貨條例》規定而披露)。*

(4) *此比例於Oppenheimer International Small Company Fund，在二零零七年十二月六日存檔的《法團大股東通知》上顯示。然而，Oppenheimer International Small Company Fund，所持有本公司H股的數目在該通知內顯示為42,467,220，如屬正確，以當時本公司已發行的H股總數310,854,000股計算，Oppenheimer International Small Company Fund所佔本公司H股總數的比例應為13.66%。就董事所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱上文附註(3)。*

(5) *此比例於Matthews International Capital Management, LLC在二零零五年八月五日最後申報存檔的《法團大股東通知》上顯示。就董事所知、所得資料及所信，彼等無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱上文附註(3)。*



附註:(續)

(6) 此比例於該股東在二零零三年四月七日最後申報存檔的《法團大股東通知》上顯示。就董事所知、所得資料及所信，彼等無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱上文附註(3)。

(7) 該等股份由Prudential Asset Management (Hong Kong) Ltd.持有。Prudential Asset Management (Hong Kong) Ltd.之100%股份由Prudential Corporation Holdings Ltd.持有，而Prudential Corporation Holdings Ltd.之100%股份由Prudential Holdings Ltd.持有，Prudential Holdings Ltd.之100%股份由Prudential PLC持有。

(8) 該等股份由廈門航空有限公司持有。根據《期貨條例》，中國南方航空集團公司被視為在廈門航空有限公司持有的股份中擁有權益。

(9) 該等股份由東航集團附屬公司(中國東方航空股份有限公司)(「東方航空」)持有。根據《期貨條例》，東航集團被視為在東航集團附屬公司東方航空持有的股份中擁有權益。

(10) 該等股份由東航集團附屬公司中國東方航空武漢有限責任公司持有。根據《期貨條例》，東航集團被視為在中國東方航空武漢有限責任公司持有的股份中擁有權益。

(11) 該等股份由山東航空股份有限公司持有。根據《期貨條例》，中國航空集團公司被視為在山東航空股份有限公司持有的股份中擁有權益。



董事、監事及最高行政人員擁有的本公司及任何其他相聯法團的股份、相關股份及債券證中的權益及淡倉

於二零零八年六月三十日，本公司各董事、監事和最高行政人員於本公司及其任何相聯法團（定義見《期貨條例》第XV部份所指的相聯法團）的股份、相關股份及債券證份中，根據《期貨條例》第352條須予備存的登記冊內的權益或淡倉，或根據聯交所證券上市規則（「《上市規則》」）附錄十所載的《上市發行人進行證券交易的標準守則》（「《標準守則》」）須知會本公司及聯交所的權益或淡倉如下：

董事姓名	股份數目及類別 *(附註1)*	持有身份	佔相應類別 股本的比例 *(附註2)*	佔總股本的比例
蔡敬金	每股面值人民幣1元 417,000股H股(L)	配偶權益	0.07%	0.02%



董事、監事及最高行政人員擁有的本公司及任何其他相聯法團的股份、相關股份及債券證中的權益及淡倉(續)

附註：

(1)　(L) — 好倉

(2)　佔總股本比例是以本公司與二零零八年六月三十日已發行總股份數為1,776,315,000股計算所得。

除上文所述，於二零零八年六月三十日，本公司概無任何董事、監事或最高行政人員於本公司或其相聯法團(定義見《期貨條例》第XV部所指的相聯法團)擁有需按《期貨條例》第352條規定備存的登記冊中所載的股份，相關股份及債券證中的權益或淡倉，或根據《上市規則》附錄十所載的《標準守則》須知會本公司及聯交所的任何權益或淡倉。截至二零零八年六月三十日止六個月期間，本公司概無任何董事、監事或最高行政人員或彼等的聯繫人士獲授予或行使任何認購本公司或其相聯法團(定義見《期貨條例》第XV部所指的相聯法團)的證券的權利。

委託存款及不可回收的逾期定期存款

於二零零八年六月三十日，本集團概無任何委託存款及不可收回的逾期定期存款。本集團所有現金存款均存放於商業銀行，並符合適用的法律及法規。

購回、出售或贖回證券

二零零八年上半年，本集團並無購回、出售或贖回任何本公司證券。

審核委員會

本公司審核委員會已與公司管理層一同討論並審閱了本集團截至二零零八年六月三十日止六個月的未經審計的中期業績，並就內部監控及財務申報等事宜進行了討論。



本公司致力建立和維持高水平的企業管治，並向所有市場參加者和監管部門提供及時、準確、完整、可靠的訊息，努力提高公司的透明度。本公司已採納《上市規則》附錄十四《企業管治常規守則》中的守則條文(「守則條文」)，作為本公司的企業管治守則。

二零零八年上半年，除偏離了守則條文第D.1.1及D.1.2條外，本公司已完全遵守守則條文。公司章程已列出董事會和總經理各自的職權，但本公司未就其他轉授予管理層的職能及管理層的權力訂立具體指引，並未完全遵守守則條文第D.1.1及D.1.2條。董事會認為目前的安排並無損害公司利益。董事會亦考慮在本公司的內部監控系統完善過程中，明確授予管理層的職權。有關詳情已載於本公司《二零零七年年報》的企業管治報告內。

截至二零零八年六月三十日止六個月期間，本公司一直採納一套不低於《標準守則》所規定的標準的行為守則。在向所有董事作出特定查問後，本公司確認全體董事於截至二零零八年六月三十日止六個月期間完全遵從《標準守則》及其行為守則規定有關董事的證券交易的標準。

承董事會命
徐強
董事長

二零零八年八月二十九日



董事會

董事長

徐　強	執行董事(於二零零八年五月二十日獲委任)

董事

朱曉星	執行董事(總經理)(於二零零七年一月九日獲委任)
丁衛平	執行董事(董事會及公司秘書)(於二零零七年一月九日獲委任)
宋金箱	執行董事(於二零零七年一月九日獲委任)
王全華	副董事長、非執行董事(於二零零七年一月九日獲委任)
羅朝庚	副董事長、非執行董事(於二零零七年六月五日獲委任)
宮國魁	副董事長、非執行董事(於二零零七年一月九日獲委任)
榮　剛	非執行董事(於二零零七年一月九日獲委任)
孫湧濤	非執行董事(於二零零七年一月九日獲委任)
劉德俊	非執行董事(於二零零七年一月九日獲委任)
夏　毅	非執行董事(於二零零七年一月九日獲委任)
宋　箭	非執行董事(於二零零七年一月九日獲委任)
袁耀輝	獨立非執行董事(於二零零七年一月九日獲委任)
易永發	獨立非執行董事(於二零零七年一月九日獲委任)
蔡敬金	獨立非執行董事(於二零零七年六月五日獲委任)
朱　永	非執行董事(於二零零七年一月九日獲委任，於二零零八年五月二十日離任)



審核委員會

易永發	主任委員(主席)(於二零零七年一月九日獲委任)
蔡敬金	委員(於二零零七年六月五日獲委任)
袁耀輝	委員(於二零零七年一月九日獲委任)

戰略委員會

羅朝庚	主任委員(主席)(於二零零七年六月五日獲委任)
徐　強	委員(於二零零八年五月二十日獲委任)
王全華	委員(於二零零七年一月九日獲委任)
宮國魁	委員(於二零零七年一月九日獲委任)
榮　剛	委員(於二零零七年一月九日獲委任)
丁衛平	委員(於二零零七年一月九日獲委任)
朱　永	委員(於二零零七年一月九日獲委任,於二零零八年五月二十日離任)

薪酬與考核委員會

袁耀輝	主任委員(主席)(於二零零七年一月九日獲委任)
易永發	委員(於二零零七年一月九日獲委任)
蔡敬金	委員(於二零零七年六月五日獲委任)
王全華	委員(於二零零七年一月九日獲委任)
孫湧濤	委員(於二零零七年一月九日獲委任)



監事會

主席 （於二零零七年一月九日獲委任）
李曉軍 監事（於二零零七年一月九日獲委任）

副主席 （於二零零七年一月九日獲委任）
杜紅鷹 監事（於二零零七年一月九日獲委任）

監事

敬公斌 監事（於二零零七年一月九日獲委任）
張亞坤 監事（於二零零七年一月九日獲委任）
喻龑冰 監事（於二零零七年一月九日獲委任）
高京屏 職工代表監事（於二零零七年一月九日獲委任）
王小敏 職工代表監事（於二零零七年一月九日獲委任）
張　欣 職工代表監事（於二零零七年一月九日獲委任）
饒戈平 獨立監事（於二零零七年一月九日獲委任）

公司秘書

丁衛平 執行董事

公司網址

公司綜合信息網址：

www.travelsky.net

根據《上市規則》第2.07C(6)(a)條設立的網站：

http://travelsky.wsfg.hk



核數師

國際核數師：

羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師：

普華永道中天會計師事務所有限公司
中國上海
湖濱路202號普華永道中心11樓
郵編：200021

法律顧問

香港法律：

趙不渝　馬國強律師事務所
香港中環康樂廣場一號
怡和大廈41樓

中國法律：

北京市競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈15樓
郵編：100020

法定註冊地址

中國北京海淀區
科學院南路2號
融科資訊中心C座南樓18-20層
郵編：100190



聯繫方式

中國民航信息網絡股份有限公司
中國北京東城區東四西大街157號7層728室
郵編：100010
電話：(8610) 8409 9655
傳真：(8610) 8409 9689

香港營業地點

香港灣仔
港灣道23號
鷹君中心
30樓3005-3007室

上市地點

香港聯合交易所有限公司
股票代號：696

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓1712-1716室

第一級美國預託證券憑證計劃之存託銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

股東亦可通過本公司互聯網網址(http://travelsky.wsfg.hk)取得本中期報告副本。



中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited ("**Stock Exchange**").

The directors (the "**Directors**") of TravelSky Technology Limited (the "**Company**") noted the increase in the price and the trading volume on 15 October 2008 of the H-shares in the Company. The Directors wish to state that they are not aware of any reasons for such increase.

The Directors also confirm that there are no negotiations or agreements relating to the intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange ("**Listing Rules**") and that they are not aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

Made by the order of the board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China, 15 October 2008

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr Xu Qiang (Chairman), Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors	:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors	:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT
RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING HELD ON 17 OCTOBER 2008

The Board announces that all resolutions set out in the notice of EGM were passed at the EGM held on 17 October 2008.

RESOLUTIONS PASSED AT THE 2008 EGM

The board of directors (the "**Board**") of TravelSky Technology Limited (the "**Company**") announces that the extraordinary general meeting ("**EGM**") was held at 11:00 a.m. on 17 October 2008 in Beijing, at which all resolutions of the Company set out in the notice of EGM were duly passed.

The following ordinary resolutions were passed at the EGM:

1. To pass and approve the resignation of Mr Ding Weiping as an executive director of the Company due to internal work arrangement of the Company and which will become effective from the conclusion of the EGM, and to consider and approve the appointment of Mr Cui Zhixiong as an executive director of the Company for a term commencing on the conclusion of the EGM and ending on the expiry date of the term of the third Board and to authorise the Board on behalf of the Company to execute all necessary documents including service contract with Mr Cui Zhixiong and determine his remuneration.

2. To pass and approve the resignation of Mr Song Jinxiang as an executive director of the Company due to internal work arrangement of the Company and which will become effective from the conclusion of the EGM, and to consider and approve the appointment of Mr Xiao Yinhong as an executive director of the Company for a term commencing on the conclusion of the EGM and ending on the expiry date of the term of the third Board and to authorise the Board on behalf of the Company to execute all necessary documents including service contract with Mr Xiao Yinhong and determine his remuneration.

Both Mr Ding Weiping and Mr Song Jinxiang have confirmed that they had no disagreement with the Board and there is no matter relating to their resignations as executive directors that need to be brought to the attention of the shareholders of the Company.

Pursuant to the authorisation granted at the EGM, the Board has entered into service contract with executive directors Mr Cui Zhixiong and Mr Xiao Yinhong respectively, on behalf of the Company. Under the service contracts, executive directors Mr Cui Zhixiong and Mr Xiao Yinhong are not entitled to any director's fee or bonus. The Company bears the reasonable costs incurred by them during their service in the Company and they are entitled to liability insurance acquired by the Company for the directors. Their annual remunerations as employees of the Company will be determined with reference to their work duties, performances and working experiences, which include salaries, benefits, subsidies and retirement benefit scheme contribution as required by the laws of the PRC and in accordance with employees' remuneration scheme of the Company, as well as the discretionary bonus paid to employees based on the performance and financial position of the Company. The proposal for adjustment in their remunerations will be determined by the Board and the Remuneration and Evaluation Committee according to the authorization granted at the general meeting pursuant to the applicable laws and regulations.

Save as disclosed in the notice of EGM dated 1 September 2008 issued by the Company and as disclosed herein, there is no discloseable information under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or any matters relating or related to Mr Cui Zhixiong and Mr Xiao Yinhong which are otherwise required to be disclosed. Neither is there any other matters regarding the appointment of Mr Cui Zhixiong and Mr Xiao Yinhong as directors that need to be brought to attention of the shareholders of the Company.

The Board would like to welcome Mr Cui Zhixiong and Mr Xiao Yinhong for joining the Company and appreciate the invaluable contributions of Mr Ding Weiping and Mr Song Jinxiang to the Company during their term of directorships.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China, 17 October 2008

As at the date of this announcement, the Board comprises:

Executive Directors		Mr Xu Qiang (Chairman), Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors		Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors	:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT IN RESPECT OF APPOINTMENT OF QUALIFIED ACCOUNTANT

The Board announces that with effect from 17 October 2008, Mr Wang was appointed the qualified accountant of the Company.

The board ("**Board**") of directors ("**Director**") of TravelSky Technology Limited ("**Company**") wishes to announce that with effect from 17 October 2008, Mr Wang Yingchun (汪迎春) ("**Mr Wang**") was appointed the qualified accountant of the Company in accordance with Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Mr Wang, aged 39, holds master degree in financial accounting and doctorate degree in finance from Renmin University of China. He is a member of the Association of Chartered Certified Accountants, a non-practicing member of Chinese Institute of Certified Public Accountants and a senior accountant, and has passed the level 2 certification of The Chartered Institute of Management Accountants. Mr Wang has over ten years of experiences in enterprise financial accounting work and management work. Mr Wang has been engaging in management in the Company since June 2001. From January 1999 to May 2001, he was the Chief Financial Officer of Beijing INCA Tech Co., Ltd. From July 1994 to January 1999, Mr Wang worked in the Department of Planning and Finance of the Ministry of Foreign Trade and Economic Cooperation, the People's Republic of China.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China, 17 October 2008

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors	:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors	:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT IN RESPECT OF (1) THE PROPOSED RESIGNATION AND PROPOSED APPOINTMENT OF DIRECTORS; (2) THE PROPOSED RESIGNATION OF SUPERVISORS; (3) THE RESIGNATION AND APPOINTMENT OF DEPUTY GENERAL MANAGERS; (4) THE CHANGE OF AGENT FOR THE SERVICE OF PROCESS IN HONG KONG; AND (5) PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

PROPOSED RESIGNATION AND PROPOSED APPOINTMENT OF DIRECTORS

The Board announces that (1) each of Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this announcement at the EGM) will resign from the office of an non-executive Director with effect from the conclusion of the EGM; and (2) Mr Zhu Xiaoxing (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this announcement at the EGM) will resign from the office of an executive Director with effect from the conclusion of the EGM.

The resignation of Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian as non-executive Directors and the resignation of Mr Zhu Xiaoxing as an executive Director is due to the proposed amendments to the Articles regarding the composition of the Board as set out in this announcement, pursuant to which the number of Directors comprising the Board will reduce from 15 to 9, and the number of external Directors (i.e. those do not work in the Company) shall be more than half of the total number of Directors in the Board (which shall comprise at least three independent non-executive Directors). The resignation of Mr Gong Guokui is due to arrangement of his other work (which is not relating to the Company and its subsidiaries). The proposed appointment of Mr Cao Guangfu as a non-executive Director to fill in the causal vacancy will be considered at the EGM.

PROPOSED RESIGNATION OF SUPERVISORS

The Board announces that (1) each of Mr Jing Gongbin and Mr Zhang Yakun (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this announcement at the EGM) will resign from the office of a shareholder representative Supervisor with effect from the conclusion of the EGM; and (2) each of Ms Wang Xiaomin and Mr Zhang Xin (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this announcement at the EGM) will resign from the office of a staff representative Supervisor with effect from the conclusion of the EGM.

The resignation of each of Mr Jing Gongbin and Mr Zhang Yakun as a shareholder representative Supervisor is due to the proposed amendments to the Articles regarding the composition of the Supervisory Committee as set out this announcement, pursuant to which the number of Supervisors comprising the Supervisory Committee will reduce from 9 to 5. The resignation of each of Ms Wang Xiaomin and Mr Zhang Xin as a staff representative Supervisor is due to (1) the proposed amendments to the Articles regarding the composition of the Supervisory Committee mentioned above; and (2) the resolution passed at the staff representative meeting held on 14 November 2008 that Ms Wang Xiaomin and Mr Zhang Xin shall cease to be staff representative Supervisors with effect from the date on which the Shareholders approve the proposed amendments to the Articles regarding the composition of the Supervisory Committee as set out in this announcement.

RESIGNATION AND APPOINTMENT OF DEPUTY GENERAL MANAGERS

The Board further announces that with effect from 12 December 2008, (1) each of Mr Rong Gang, Mr Wang Wei and Mr Sun Yongtao was appointed a deputy general manager of the Company; and (2) Mr Huang Peng ceased to be a deputy general manager of the Company.

CHANGE OF AGENT FOR THE SERVICE OF PROCESS IN HONG KONG

The Board also announces that with effect from 12 December 2008, Mr Zhao Qinglin ceased to act as the Process Agent and Mr Huang Dong was appointed to replace Mr Zhao Qinglin to act as such.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board proposes to amend the Articles to the effect that (1) the number of Directors comprising the Board shall reduce from 15 to 9; (2) there shall not be any vice chairman of the Board; and (3) the number of Supervisors comprising the Supervisory Committee shall reduce from 9 to 5, subject to the approval by the Shareholders at the EGM.

GENERAL

A circular containing, among others, details of the proposed resignation and proposed appointment of the Directors, the proposed resignation of the Supervisors, the proposed amendments to the Articles and the notice of EGM will be despatched to the Shareholders as soon as possible.

PROPOSED RESIGNATION AND PROPOSED APPOINTMENT OF DIRECTORS

The board ("**Board**") of directors ("**Director**") of TravelSky Technology Limited ("**Company**") announces that (1) each of Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian (if approved by the shareholders of the Company ("**Shareholders**") at the extraordinary general meeting of the Company to be held to approve, among others, the resignation of Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian as non-executive Directors and the proposed amendments to the articles of association of the Company ("**Articles**") as set out in the paragraph headed "Proposed Amendments to the Articles of Association" in this announcement ("**EGM**"), subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this announcement at the EGM) will resign from the office of an non-executive Director with effect from the conclusion of the EGM; and (2) Mr Zhu Xiaoxing (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this announcement at the EGM) will resign from the office of an executive Director with effect from the conclusion of the EGM.

The resignation of Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian as non-executive Directors and the resignation of Mr Zhu Xiaoxing as an executive Director is due to the proposed amendments to the Articles regarding the composition of the Board as set out this announcement, pursuant to which the number of Directors comprising the Board will reduce from 15 (the number of external Directors (i.e. those do not work in the Company) shall be more than half of the total number of Directors in the Board (which shall comprise at least two independent (non-executive) Directors)) to 9 (the number of external Directors (i.e. those do not work in the Company) shall be more than half of the total number of Directors in the Board (which shall comprise at least three independent (non-executive) Directors)). The resignation of Mr Gong Guokui is due to arrangement of his other work (which is not relating to the Company and its subsidiaries).

Each of Mr Zhu Xiaoxing, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian has confirmed that he has no disagreement with the Board and there is no matters relating to his resignation that need to be brought to the attention of the holders of securities of the Company. The Board would like to take this opportunity to express its gratitude to Mr Zhu Xiaoxing, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian for their valuable contribution to the Company during their term of office.

The proposed appointment of Mr Cao Guangfu as a non-executive Director to fill in the causal vacancy will be considered at the EGM.

Set out below are the biographical details of Mr Cao Guangfu:

Mr Cao Guangfu, aged 54, senior economist, graduated from 西安外國語學院 (Xi'an International Studies University) in specialized studies in French and graduated as a postgraduate from 中央黨校研究生院 (Postgraduate Institute of Central Party) in specialized studies in economic management. He has more than 30 years' extensive management experience in civil aviation industry. Mr Cao worked in 民航北京管理局運輸服務處 (the Transportation Business Division of Beijing Administrative Bureau of Civil Aviation Administration of China (**"CAAC"**)) from December 1973 to December 1988, and served as the Deputy Director and the Director in 民航華北管理局企業管理處 (the Corporate Management Office of CAAC North China Regional Administrative Bureau) from December 1988 to September 1996. He served as the Deputy Chief of 民航天津市管理局 (CAAC Tianjin Administrative Bureau) from September 1996 to October 1999 and the General Manager of 民航快遞有限責任公司 (China Air Express Co., Ltd.) from October 1999 to August 2003. From August 2003 to October 2008, Mr Cao worked in China National Aviation Holding Company（中國航空集團公司）(**"CNAC"**) (one of the promoters and a substantial shareholder (as defined in the Listing Rules) of the Company) as the Assistant to the General Manager and the General Manager of Corporate Supervision Division. He has been the Assistant to the General Manager and the Director of the General Office of CNAC since October 2008.

Save as disclosed above, as at the date of this announcement, Mr Cao Guangfu did not have any relationship with any Director, supervisor, chief executive, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company. Save as disclosed above, Mr Cao Guangfu did not hold any other major appointments or qualifications as at the date of this announcement, and did not hold any position or directorship in any other listed companies during the last three years preceding the date of this announcement.

As at the date of this announcement, Mr Cao Guangfu was not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

A service contract will be entered into between the Company and Mr Cao Guangfu in respect of his appointment (if approved at the EGM) as a non-executive Director. Mr Cao Guangfu shall hold office as a non-executive Director for a term commencing on the conclusion of the EGM to the expiry date of the term of the third Board. The annual remuneration of Mr Cao Guangfu will be determined by the Company with reference to the prevailing market price and the working experience of Mr Cao Guangfu. As at the date of this announcement, the amount of annual remuneration of Mr Cao Guangfu has not been determined. The Company will publish further announcement in this regard when the annual remuneration of Mr Cao Guangfu is fixed.

Save as disclosed above, there is no other matter relating to the appointment of Mr Cao Guangfu that needs to be brought to the attention of the Shareholders and there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules.

PROPOSED RESIGNATION OF SUPERVISORS

The Board announces that (1) each of Mr Jing Gongbin and Mr Zhang Yakun (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this announcement at the EGM) will resign from the office of a shareholder representative supervisor (**"Supervisor"**) of the Company with effect from the conclusion of the EGM; and (2) each of Ms Wang Xiaomin and Mr Zhang Xin (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this announcement at the EGM) will resign from the office of a staff representative Supervisor with effect from the conclusion of the EGM.

The resignation of each of Mr Jing Gongbin and Mr Zhang Yakun as a shareholder representative Supervisor is due to the proposed amendments to the Articles regarding the composition of the supervisory committee of the Company (**"Supervisory Committee"**) as set out this announcement, pursuant to which the number of Supervisors comprising the Supervisory Committee will reduce from 9 to 5. The resignation of each of Ms Wang Xiaomin and Mr Zhang Xin as a staff representative Supervisor is due to (1) the proposed amendments to the Articles regarding the composition of the Supervisory Committee mentioned above; and (2) the resolution passed at the staff representative meeting held on 14 November 2008 that Ms Wang Xiaomin and Mr Zhang Xin shall cease to be staff representative Supervisors with effect from the date on which the Shareholders approve the proposed amendments to the Articles regarding the composition of the Supervisory Committee as set out in this announcement.

Each of Mr Jing Gongbin, Mr Zhang Yakun, Ms Wang Xiaomin and Mr Zhang Xin has confirmed that he or she has no disagreement with the Board and there is no matters relating to his or her resignation that need to be brought to the attention of the holders of securities of the Company. The Board would like to take this opportunity to express its gratitude to Mr Jing Gongbin, Mr Zhang Yakun, Ms Wang Xiaomin and Mr Zhang Xin for their valuable contribution to the Company during their term of office.

RESIGNATION AND APPOINTMENT OF DEPUTY GENERAL MANAGERS

The Board further announces that with effect from 12 December 2008, (1) each of Mr Rong Gang, Mr Wang Wei and Mr Sun Yongtao was appointed a deputy general manager of the Company for a term commencing on 12 December 2008 to 8 January 2010; and (2) Mr Huang Peng ceased to be a deputy general manager of the Company.

CHANGE OF AGENT FOR THE SERVICE OF PROCESS IN HONG KONG

The Board also announces that with effect from 12 December 2008, Mr Zhao Qinglin ceased to act as the authorized representative of the Company to accept service of the process for and on behalf of the Company for the purpose of section 333(1)(c) of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) ("**Process Agent**") and Mr Huang Dong was appointed to replace Mr Zhao Qinglin to act as such.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

To enhance the efficiency of governance of the Company, the Board proposes to amend the Articles to the effect that:

(1) the number of Directors comprising the Board shall reduce from 15 (the number of external Directors (i.e. those do not work in the Company) shall be more than half of the total number of Directors in the Board (which shall comprise at least two independent (non-executive) Directors)) to 9 (the number of external Directors (i.e. those do not work in the Company) shall be more than half of the total number of Directors in the Board (which shall comprise at least three independent (non-executive) Directors));

(2) there shall not be any vice chairman of the Board; and

(3) the number of Supervisors comprising the Supervisory Committee shall reduce from 9 (the number of external Supervisors (i.e. those do not work in the Company) shall be more than half of the number of Supervisors in the Supervisory Committee (which shall comprise one independent Supervisor) and the ratio of the number of staff representative Supervisors to the total number of Supervisors in the Supervisory Committee shall not be less than one-third) to 5 (the number of external Supervisors (i.e. those do not work in the Company) shall be more than half of the number of Supervisors in the Supervisory Committee (which shall comprise one or more independent Supervisor) and the ratio of the number of staff representative Supervisors to the total number of Supervisors in the Supervisory Committee shall not be less than one-third).

The proposed amendments to the Articles are subject to the approval of the Shareholders at the EGM.

GENERAL

A circular containing, among others, details of the proposed resignation and proposed appointment of Directors, the proposed resignation of Supervisors, the proposed amendments to the Articles and the notice of EGM will be despatched to the Shareholders as soon as practicable.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China, 12 December 2008

As at the date of this announcement, the Board comprises:

Executive Directors : Mr Xu Qiang (Chairman), Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;

Non-executive Directors : Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;

Independent Non-executive Directors : Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS

The Company has entered into the Connected Airline Services Agreements in relation to the Continuing Connected Transactions set out in this announcement.

As set out in the paragraph headed "Listing Rules Requirements" in this announcement below, the Exempted Continuing Connected Transactions are subject to the reporting, announcement but exempt from the independent shareholders' approval requirements under the Listing Rules.

As set out in the paragraph headed "Listing Rules Requirements" in this announcement below, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and the independent shareholders' approval requirements under the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Non-exempt Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Non-exempt Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolution in respect of the Non-exempt Continuing Connected Transactions and Non-exempt Annual Caps, after taking into account the recommendations of the independent financial adviser.

In this connection, the Company will appoint an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Non-exempt Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Non-exempt Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

GENERAL

A circular containing, among other things, (i) further details of the Non-exempt Continuing Connected Transactions; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

CONTINUING CONNECTED TRANSACTIONS

Background

As set out in the 2006 Circular, the Company entered into (1) the Shanghai Airline Services Agreement with Shanghai Airlines pursuant to which the Group shall provide the Technology Services to Shanghai Airlines from 1 November 2004 to 31 October 2009; and (2) the Existing Eastern Wuhan Airline Services Agreement with Eastern Wuhan Airlines pursuant to which the Group shall provide the Technology Services to Eastern Wuhan Airlines from 1 January 2004 to 31 December 2008.

The Existing Eastern Wuhan Airline Services Agreement will expire on 31 December 2008. The Company has entered into the Renewed Eastern Wuhan Airline Services Agreement as set out in this announcement.

The Company has sought independent shareholders' approval of the Shanghai Airline Services Agreement and the maximum amount of fees payable by Shanghai Airlines to the Company under the Shanghai Airline Services Agreement for the three years ending 31 December 2008 at the Company's extraordinary general meeting held on 25 May 2006. The Company proposes to seek the independent shareholders' approval for the maximum amount of fees payable by Shanghai Airlines to the Company under the Shanghai Airline Services Agreement for the ten months ending 31 October 2009 at the EGM.

As set out in the 2007 Circular, the Company entered into (i) the Existing Shandong Airline Services Agreement with Shandong Airlines pursuant to which the Group shall provide the Technology Services to Shandong Airlines from 1 January 2008 to 31 December 2008; and (ii) the Existing Sichuan Airline Services Agreement with Sichuan Airlines pursuant to which the Group shall provide the Technology Services to Sichuan Airlines from 1 January 2008 to 31 December 2008. The Existing Shandong Airline Services Agreement and the Existing Sichuan Airline Services Agreement will expire on 31 December 2008. The Company and Shandong Airlines and Sichuan Airlines agreed to renew the Existing Shandong Airline Services Agreement and the Existing Sichuan Airline Services Agreement for one year. The Company has entered into the Renewed Sichuan Airline Services Agreement and the Renewed Shandong Airline Services Agreement as set out in this announcement.

As set out in the Lucky Airlines Announcement, the Company entered into the Existing Lucky Airline Services Agreement with Lucky Airlines pursuant to which the Group shall provide the Technology Services to Lucky Airlines. The Existing Lucky Airline Services Agreement will expire on 31 December 2008. The Company and Lucky Airlines agreed to renew the Exiting Lucky Airline Services Agreement. The Company has entered into the Renewed Lucky Airline Services Agreement as set out in this announcement.

THE CONNECTED AIRLINE SERVICES AGREEMENTS

The Renewed Eastern Wuhan Airline Services Agreement

Date : 31 December 2008

Parties : The Company (as provider of the Technology Services); and Eastern Wuhan Airlines (as recipient of the Technology Services).

Term : 1 January 2009 to 31 December 2011

The Renewed Lucky Airline Services Agreement

Date : 30 December 2008

Parties : The Company (as provider of the Technology Services); and Lucky Airlines (as recipient of the Technology Services).

Term : 1 January 2009 to 31 December 2009

The Renewed Sichuan Airline Services Agreement

Date : 30 December 2008

Parties : The Company (as provider of the Technology Services); and Sichuan Airlines (as recipient of the Technology Services).

Term : 1 January 2009 to 31 December 2009

The Renewed Shandong Airline Services Agreement

Date : 30 December 2008

Parties : The Company (as provider of the Technology Services); and Shandong Airlines (as recipient of the Technology Services).

Term : 1 January 2009 to 31 December 2009

The Shanghai Airline Services Agreement

Date : 5 November 2004

Parties : The Company (as provider of the Technology Services); and Shanghai Airlines (as recipient of the Technology Services).

Term : 1 November 2004 to 31 October 2009

Number of years of renewal : Five *(Note)*

Note: As set out in the 2006 Circular, the independent financial advisers in respect of, among others, the Shanghai Airline Services Agreement, considered that the term of the Shanghai Airline Services Agreement which is more than three years would be beneficial to Group and it is a normal business practice for contracts of such type to be of such duration for the reasons set out in their letter of advice set out on pages 15 to 26 of the 2006 Circular.

SERVICES TO BE PROVIDED UNDER THE CONNECTED AIRLINE SERVICES AGREEMENTS

Services : The services to be provided by the Group to the Connected Airlines under the Connected Airline Services Agreements will cover:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees : The service fees for the Technology Services payable by the Connected Airlines under the Connected Airline Services Agreements are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, the Connected Airlines are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by the Connected Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

INFORMATION ON THE CONNECTED AIRLINES

Eastern Wuhan Airlines

Eastern Wuhan Airlines is a promoter of the Company and thus a connected person of the Company. In addition, Eastern Wuhan Airlines is owned as to 96% by Eastern Airlines which is a subsidiary of Eastern Holding (a promoter of the Company). Therefore, Eastern Wuhan Airlines is also a connected person of the Company by virtue of its being an associate of Eastern Holding.

Eastern Wuhan Airlines is principally engaged in airline operation in the PRC.

Lucky Airlines

Both Hainan Airlines (a promoter of the Company) and Lucky Airlines are subsidiaries of Xin Hua Holding. Lucky Airlines is an associate of Hainan Airlines which is promoter of the Company and thus a connected person of the Company under Rule 14A.11(4) of the Listing Rules.

Lucky Airlines is principally engaged in the operation of civil aviation.

Sichuan Airlines

Sichuan Airlines is owned as to 40% by Sichuan Air Group Company (a promoter of the Company), 39% by China Southern Airlines Company Limited which is a subsidiary of China Southern Air Holdings Company (a promoter of the Company), 10% by Shanghai Airlines (a promoter of the Company) and 10% by Shandong Airlines (a promoter of the Company). Sichuan Airlines is an associate of Sichuan Air Group Company (a promoter of the Company) and is thus a connected person of the Company.

Sichuan Airlines is principally engaged in airline operation in the PRC.

Shandong Airlines

Shandong Airlines is a promoter of the Company and thus a connected person of the Company.

Shandong Airlines is principally engaged in airline operation in the PRC.

Shanghai Airlines

Shanghai Airlines is a promoter of the Company and thus a connected person of the Company.

Shanghai Airlines is principally engaged in airline operation in the PRC.

HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the amount of the transactions between the Connected Airlines and the Company for the three years ended 31 December 2007:

	Year ended 31 December		
Connected Airlines	**2005**	**2006**	**2007**
Eastern Wuhan Airlines	RMB28,110,000 (equivalent to approximately HK$31,943,000)	RMB17,785,000 (equivalent to approximately HK$20,210,000)	RMB14,753,000 (equivalent to approximately HK$16,765,000)
Sichuan Airlines	RMB49,116,000 (equivalent to approximately HK$55,814,000)	RMB60,753,000 (equivalent to approximately HK$69,038,000)	RMB68,420,000 (equivalent to approximately HK$77,750,000)
Shandong Airlines	RMB42,343,000 (equivalent to approximately HK$48,117,000)	RMB31,699,000 (equivalent to approximately HK$36,022,000)	RMB33,668,000 (equivalent to approximately HK$38,259,000)
Shanghai Airlines	RMB81,908,000 (equivalent to approximately HK$93,077,000)	RMB79,347,000 (equivalent to approximately HK$90,167,000)	RMB99,295,000 (equivalent to approximately HK$112,835,000)

The Group did not provide any Technology Services to Lucky Airlines during the three years ended 31 December 2007.

The transactions between the Connected Airlines and the Company for the three years ended 31 December 2007 mentioned above did not exceed the annual caps for such transactions as set out in the 2006 Circular.

Based on the unaudited management accounts of the Group for the ten months ended 31 October 2008, the transactions between the Connected Airlines and the Company for the ten months ended 31 October 2008 have not exceeded the applicable annual caps ("**2008 Annual Caps**") set for the year ending 31 December 2008 as set out in the 2006 Circular and the 2007 Circular, and the Directors expect that barring unforeseen circumstances, such transactions for the year ending 31 December 2008 will not exceed the 2008 Annual Caps. The Directors expect that, barring unforeseen circumstances, the Continuing Connected Transactions with each of Shanghai Airlines and Sichuan Airlines from 1 January 2009 to the date of the EGM (assuming that it will be held by 31 March 2009), will not exceed the de minimis threshold under Rule 14A.34 of the Listing Rules.

ANNUAL CAPS

Set out below is a summary of the Annual Caps of the Continuing Connected Transactions entered or to be entered between the Connected Airlines and the Company under the Connected Airline Services Agreements:

	Year ending 31 December		
Connected Airlines	**2009**	**2010**	**2011**
Eastern Wuhan Airlines	RMB21,245,000 (equivalent to approximately HK$24,142,000)	RMB25,494,000 (equivalent to approximately HK$28,970,000)	RMB30,593,000 (equivalent to approximately HK$34,765,000)
Lucky Airlines	RMB19,200,000 (equivalent to approximately HK$21,818,000)	N/A	N/A
Sichuan Airlines	RMB98,525,000 (equivalent to approximately HK$111,960,000)	N/A	N/A
Shandong Airlines	RMB48,482,000 (equivalent to approximately HK$55,093,000)	N/A	N/A
Shanghai Airlines	RMB119,154,000 (equivalent to approximately HK$135,402,000) *(Note: It is for the ten months ending 31 October 2009)*	N/A	N/A

The Annual Caps in respect of Eastern Wuhan Airlines, Sichuan Airlines, Shandong Airlines and Shanghai Airlines set out above are determined by reference to (i) the historical transaction amounts of the Continuing Connected Transactions between such Connected Airlines and the Company for the three years ended 31 December 2007 and the ten months ended 31 October 2008; (ii) the estimated growth of the transaction volume taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips; and (iii) in respect of Shanghai Airlines, the Shanghai Airline Services Agreement will expire on 31 October 2009. The Directors estimate that the Continuing Connected Transactions with such Connected Airlines will increase by about 15% to 20% per annum and 20% is used in determining the amount of the Annual Caps.

The Annual Cap for the transactions contemplated under the Renewed Lucky Airline Services Agreement for the year ending 31 December 2009 is determined by reference to (i) the amount of the continuing connected transactions between the Company and Lucky Airlines under the Existing Lucky Airline Services Agreement for the ten months ended 31 October 2008 in the sum of about RMB12,000,000, based on the unaudited management accounts of the Company for the ten months ended 31 October 2008; (ii) the estimated amount of the continuing connected transactions between the Company and Lucky Airlines under the Existing Lucky Airline Services Agreement for the year ending 31 December 2008 being adjusted from RMB20,000,000 as set out in the Lucky Airlines Announcement, to RMB16,000,000, as the annual cap of the continuing connected transactions between the Company and Lucky Airlines under the Existing Lucky Airline Services Agreement for the year ending 31 December 2008 of RMB20,000,000 as set out in the Lucky Airlines Announcement was determined by reference to the then estimated transaction volume in 2008 provided by Lucky Airlines; and (iii) the estimated growth of the Continuing Connected Transactions of 20% per annum as mentioned above.

The Directors are of the view that the Annual Caps are fair and reasonable.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC.

The provision of the Technology Services to the Connected Airlines is in the ordinary and usual course of business of the Group. The Group will receive service fees for the Technology Services from the Connected Airlines under the Connected Airline Services Agreements and thus, will increase the total revenue of the Group.

The Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Directors are of the view that the Continuing Connected Transactions are on normal commercial terms and the terms of the Continuing Connected Transactions are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

LISTING RULES REQUIREMENTS

Given that the Connected Airlines are connected persons of the Company as mentioned above, the Continuing Connected Transactions constitute continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

Exempted Continuing Connected Transactions

As Eastern Wuhan Airlines is an associate of Eastern Holding, the Continuing Connected Transactions contemplated under the Renewed Eastern Wuhan Airline Services Agreement will be aggregated with the continuing connected transactions entered or to be entered into between the Company and Eastern Airlines under the CE Airline Services Agreement pursuant to Rule 14A.26(1) of the Listing Rules. As set out in the Company's circular dated 10 October 2007, the estimated maximum fees payable by Eastern Airlines to the Company under the CE Airline Services Agreement for the year ending 31 December 2009 is RMB502,585,000.

The Percentage Ratios for the aggregate of the Continuing Connected Transactions contemplated under the Renewed Eastern Wuhan Airline Services Agreement and the continuing connected transactions entered or to be entered into between the Company and Eastern Airlines under the CE Airline Services Agreement on an annual basis exceed 2.5%. However, the Company has complied with the independent shareholders' approval requirement under Rule 14A.48 of the Listing Rules in respect of the continuing connected transactions entered or to be entered into between the Company and Eastern Airlines under the CE Airline Services Agreement and the Percentage Ratios for the Continuing Connected Transactions contemplated under the Renewed Eastern Wuhan Airline Services Agreement on its own, on an annual basis, are less than 2.5%.

Based on the above, since the Percentage Ratios for the Exempted Continuing Connected Transactions with each of the relevant Connected Airlines (i.e. Eastern Wuhan Airlines, Lucky Airlines and Shandong Airlines) on an annual basis is less than 2.5%, the Exempted Continuing Connected Transactions are subject to the reporting, announcement but exempt from the independent shareholders' approval requirements under the Listing Rules.

Non-exempt Continuing Connected Transactions

Since the Percentage Ratios for the Non-exempt Continuing Connected Transactions with each of the relevant Connected Airlines (i.e. Sichuan Airlines and Shanghai Airlines) on an annual basis exceed 2.5%, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Non-exempt Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Non-exempt Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolution in respect of the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps, after taking into account the recommendations of the independent financial adviser.

In this connection, the Company will appoint an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Non-exempt Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Non-exempt Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

The Company will disclose information in relation to the Continuing Connected Transactions in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

General

A circular containing, among other things, (i) further details of the Non-exempt Continuing Connected Transactions; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"2006 Circular" — the Company's circular dated 7 April 2006 in relation to, among other things, the Shanghai Airline Services Agreement and the Existing Eastern Wuhan Airline Services Agreement

"2007 Circular" — the Company's circular dated 10 December 2007 in relation to the Existing Sichuan Airline Services Agreement and the Existing Shandong Airline Services Agreement

"Annual Caps" — the expected maximum amount of fees payable by Connected Airlines under the Connected Airline Services Agreements for the term or unexpired term of the respective Connected Airline Services Agreement

"associate(s)" — have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules

"Board" — the board of the Directors

"CAAC" — 中國民用航空局 (Civil Aviation Administration of China), the administrative authority in the civil aviation industry in the PRC

"CE Airline Services Agreement" — the agreement dated as of 30 June 2007 entered into between Eastern Airlines and the Company in relation to the Technology Services, the particulars of which are set out in the Company's circular dated 10 October 2007

"Company" — TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States

"Connected Airline Services Agreement" — the Renewed Eastern Wuhan Airline Services Agreement, the Renewed Lucky Airline Services Agreement, the Renewed Sichuan Airline Services Agreement, the Renewed Shandong Airline Services Agreement and the Shanghai Airline Services Agreement

"Connected Airlines" — Eastern Wuhan Airlines, Lucky Airlines, Sichuan Airlines, Shandong Airlines and Shanghai Airlines

"Continuing Connected Transactions" — the transactions contemplated under the Renewed Lucky Airline Services Agreement, the Renewed Eastern Wuhan Airline Services Agreement, the Renewed Sichuan Airline Services Agreement, the Renewed Shandong Airline Services Agreement and the Shanghai Airline Services Agreement

"Directors"	the directors of the Company
"Eastern Airlines"	China Eastern Airlines Company Limited (中國東方航空股份有限公司), a subsidiary of Eastern Holding (a promoter of the Company)
"Eastern Holding"	China Eastern Air Holding Company (中國東方航空集團公司), a promoter of the Company
"Eastern Wuhan Airlines"	China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司), a promoter of the Company
"EGM"	extraordinary general meeting of the Company to be convened for the purpose of, among other things, approving the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps by the Independent Shareholders, and the notice of which will be set out in a circular to be despatched to the shareholders of the Company
"Exempted Continuing Connected Transactions"	the transactions contemplated under the Renewed Lucky Airline Services Agreement, the Renewed Eastern Wuhan Airline Services Agreement and the Renewed Shandong Airline Services Agreement
"Existing Eastern Wuhan Airline Services Agreement"	the agreement dated 1 November 2004 and entered into between the Company and Eastern Wuhan Airlines in relation to the Technology Services, particulars of which are set out in the 2006 Circular
"Existing Lucky Airline Services Agreement"	the agreement dated 22 July 2008 and entered into between the Company and Lucky Airlines in relation to the Technology Services, particulars of which are set out in the Lucky Airlines Announcement
"Existing Shandong Airline Services Agreement"	the agreement dated 1 November 2007 and entered into between the Company and Shandong Airlines in relation to the Technology Services, particulars of which are set out in the 2007 Circular

"Existing Sichuan Airline Services Agreement"	the agreement dated 14 November 2007 and entered into between the Company and Sichuan Airlines in relation to the Technology Services, particulars of which are set out in the 2007 Circular
"Hainan Airlines"	Hainan Airlines Company Limited (海南航空股份有限公司), a promoter of the Company
"Independent Board Committee"	the independent board committee of the Company to be formed by the Company to advise the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps
"Independent Shareholders"	the shareholders of the Company, other than the Connected Airlines and their respective associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lucky Airlines"	Yunnan Lucky Airlines Company Limited (雲南祥鵬航空有限責任公司)
"Lucky Airlines Announcement"	the announcement dated 24 July 2008 published by the Company in relation to the Existing Lucky Airline Services Agreement
"Non-exempt Annual Caps"	the expected maximum amount of fees payable by Sichuan Airlines under the Renewed Sichuan Airline Services Agreement for the year ending 31 December 2009 and the expected maximum amount of fees payable by Shanghai Airlines under the Shanghai Airline Services Agreement for the ten months ending 31 October 2009
"Non-exempt Continuing Connected Transactions"	the transactions contemplated under the Renewed Sichuan Airline Services Agreement and the Shanghai Airline Services Agreement

"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China
"Renewed Eastern Wuhan Airline Services Agreement"	the agreement dated 31 December 2008 and entered into between the Company and Eastern Wuhan Airlines in relation to the Technology Services
"Renewed Lucky Airline Services Agreement"	the agreement dated 30 December 2008 entered into between Lucky Airlines and the Company in relation to the Technology Services
"Renewed Shandong Airline Services Agreement"	the agreement dated 30 December 2008 and entered into between the Company and Shandong Airlines in relation to the Technology Services
"Renewed Sichuan Airline Services Agreement"	the agreement dated 30 December 2008 and entered into between the Company and Sichuan Airlines in relation to the Technology Services
"RMB"	Renminbi, the lawful currency of the PRC
"Shandong Airlines"	Shandong Airlines Company Limited (山東航空股份有限公司), a promoter of the Company
"Shanghai Airline Services Agreement"	the agreement dated 5 November 2004 and entered into between the Company and Shanghai Airlines in relation to the Technology Services, particulars of which are set out in the 2006 Circular
"Shanghai Airlines"	Shanghai Airlines Company Limited (上海航空股份有限公司), a promoter of the Company
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company

"Sichuan Airlines"	Sichuan Airlines Company Limited (四川航空股份有限公司), a company which is owned as to 40% by Sichuan Air Group Company (四川航空集團公司) which is a promoter of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services"	various aviation information technology services and ancillary support to be provided by the Group to the Connected Airlines as set out in the paragraph headed "Services to be provided under the Connected Airline Services Agreements" above
"Xin Hua Holding"	大新華航空有限公司 (Da Xin Hua Airlines Limited), the holding company of Hainan Airlines and Lucky Airlines

For the purpose of this announcement, unless otherwise indicated, the exchange rate at RMB1 = HK$0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 31 December 2008

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors	:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors	:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS

The Company has entered into the Connected Airline Services Agreements in relation to the Continuing Connected Transactions set out in this announcement.

As set out in the paragraph headed "Listing Rules Requirements" in this announcement below, the Exempted Continuing Connected Transactions are subject to the reporting, announcement but exempt from the independent shareholders' approval requirements under the Listing Rules.

As set out in the paragraph headed "Listing Rules Requirements" in this announcement below, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and the independent shareholders' approval requirements under the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Non-exempt Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Non-exempt Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolution in respect of the Non-exempt Continuing Connected Transactions and Non-exempt Annual Caps, after taking into account the recommendations of the independent financial adviser.

In this connection, the Company will appoint an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Non-exempt Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Non-exempt Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

GENERAL

A circular containing, among other things, (i) further details of the Non-exempt Continuing Connected Transactions; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

CONTINUING CONNECTED TRANSACTIONS

Background

As set out in the 2007 Circular, the Company entered into the Existing Air China Airline Services Agreement with Air China pursuant to which the Group shall provide the Technology Services to Air China from 1 January 2006 to 31 December 2008. The Existing Air China Airline Services Agreement expired on 31 December 2008. The Company and Air China entered into the Renewed Air China Airline Services Agreement as set out in this announcement.

The Company and China Joy entered into the China Joy Airline Services Agreement as set out in this announcement.

THE CONNECTED AIRLINE SERVICES AGREEMENTS

The Renewed Air China Airline Services Agreement

Date	:	30 December 2008 *(Note)*
Parties	:	The Company (as provider of the Technology Services); and Air China (as recipient of the Technology Services).
Term	:	1 January 2009 to 31 December 2009

Note: Though this agreement was signed by the parties on 30 December 2008, this agreement was approved, confirmed and ratified by the Directors on 5 January 2009.

The China Joy Airline Services Agreement

Date	:	5 January 2009
Parties	:	The Company (as provider of the Technology Services); and China Joy Airlines (as recipient of the Technology Services).
Term	:	1 January 2009 to 31 December 2011
Number of years of renewal	:	one

SERVICES TO BE PROVIDED UNDER THE CONNECTED AIRLINE SERVICES AGREEMENTS

Services : The services to be provided by the Group to the Connected Airlines under the Connected Airline Services Agreements will cover:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees : The service fees for the Technology Services payable by the Connected Airlines under the Connected Airline Services Agreements are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, the Connected Airlines are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by the Connected Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

INFORMATION ON THE CONNECTED AIRLINES

Air China

Air China is a subsidiary of CNA Holding, which is a promoter and a substantial shareholder of the Company holding about 10.07% of the entire issued share capital of the Company as at the date of this announcement. Air China is an associate of CNA Holding and therefore, a connected person of the Company.

Air China (together with its subsidiaries) is principally engaged in the provision of air passenger, air cargo and airline-related services in the PRC.

China Joy

China Joy is as to 60% by 中國航空工業第一集團公司 (China Aviation Industry Corporation I) and 40% by Eastern Airlines. Eastern Airlines is a subsidiary of Eastern Holding, a promoter and a substantial shareholder of the Company holding about 12.32% of the entire issued share capital of the Company as at the date of this announcement. China Joy is an associate of Eastern Holding and thus a connected person of the Company.

China Joy is principally engaged in the operation of civil airlines in the PRC.

HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the amount of the transactions between Air China and the Company for the three years ended 31 December 2007:

	Year ended 31 December		
	2005	**2006**	**2007**
Air China	RMB202,532,000 (equivalent to approximately HK$230,150,000)	RMB226,965,000 (equivalent to approximately HK$257,915,000)	RMB241,469,000 (equivalent to approximately HK$274,397,000)

The Group did not provide any Technology Services to China Joy during the three years ended 31 December 2007.

The transactions between Air China and the Company for the three years ended 31 December 2007 mentioned above did not exceed the annual caps for such transactions as set out in the 2007 Circular.

Based on the unaudited management accounts of the Group for the ten months ended 31 October 2008, the transactions between Air China and the Company for the ten months ended 31 October 2008 have not exceeded the applicable annual caps ("**2008 Annual Caps**") set for the year ending 31 December 2008 as set out in the 2007 Circular, and the Directors expect that such transactions for the year ended 31 December 2008 will not exceed the 2008 Annual Caps. The Group did not provide any Technology Services to China Joy during the year ended 31 December 2008.

The Directors expect that, barring unforeseen circumstances, the Continuing Connected Transactions with Air China from 1 January 2009 to the date of the EGM (assuming that it will be held by 31 March 2009) may exceed the de minimis threshold under Rule 14A.34 of the Listing Rules.

ANNUAL CAPS

Set out below is a summary of the Annual Caps of the Continuing Connected Transactions contemplated under the Connected Airline Services Agreements:

	Year ending 31 December		
Connected Airlines	**2009**	**2010**	**2011**
China Joy	RMB3,960,000 (equivalent to approximately HK$4,500,000)	RMB6,930,000 (equivalent to approximately HK$7,875,000)	RMB9,900,000 (equivalent to approximately HK$11,250,000)
Air China	RMB347,716,000 (equivalent to approximately HK$395,132,000)	N/A	N/A

The Annual Caps are determined by reference to (i) in respect of Air China, the historical transaction amounts of the Continuing Connected Transactions between Air China and the Company for the three years ended 31 December 2007 and the ten months ended 31 October 2008; (ii) in respect of China Joy, the estimated transaction volume for the three years ending 31 December 2011 provided by China Joy, as China Joy has not yet commenced commercial operation as at the date of this announcement and it is expected that China Joy will start commercial operation in first half of 2009; and (iii) the estimated growth of the transaction volume taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that the Continuing Connected Transactions will increase by about 15% to 20% per annum and 20% is used in determining the amount of the Annual Caps.

The Directors are of the view that the Annual Caps are fair and reasonable.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC.

The provision of the Technology Services to the Connected Airlines is in the ordinary and usual course of business of the Group. The Group will receive service fees for the Technology Services from the Connected Airlines under the Connected Airline Services Agreements and thus, will increase the total revenue of the Group.

The Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Directors are of the view that the Continuing Connected Transactions are on normal commercial terms and the terms of the Continuing Connected Transactions are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

LISTING RULES REQUIREMENTS

Given that the Connected Airlines are connected persons of the Company as mentioned above, the Continuing Connected Transactions constitute continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

Exempted Continuing Connected Transactions

As China Joy is an associate of Eastern Holding, the Continuing Connected Transactions contemplated under the China Joy Airline Services Agreement will be aggregated with the continuing connected transaction contemplated under the Renewed Eastern Wuhan Airline Services Agreement and the continuing connected transactions contemplated under the CE Airline Services Agreement pursuant to Rule 14A.26(1) of the Listing Rules. As set out in the Company's circular dated 10 October 2007, the estimated maximum fees payable by Eastern Airlines to the Company under the CE Airline Services Agreement for the year ending 31 December 2009 is RMB502,585,000. As set out in the Company's announcement dated 31 December 2008, the estimated maximum fees payable by Eastern Wuhan Airlines to the Company under the Renewed Eastern Wuhan Airline Services Agreement for the three years ending 31 December 2011 are RMB21,245,000, RMB25,494,000 and RMB30,593,000.

The Percentage Ratios for the aggregate of the Continuing Connected Transactions contemplated under the China Joy Airline Services Agreement will be aggregated with the continuing connected transaction contemplated under the Renewed Eastern Wuhan Airline Services Agreement and the continuing connected transactions contemplated under the CE Airline Services Agreement on an annual basis exceed 2.5%. However, the Company has complied with the independent shareholders' approval requirement under Rule 14A.48 of the Listing Rules in respect of the continuing connected transactions entered or to be entered into between the Company and Eastern Airlines under the CE Airline Services Agreement and the Percentage Ratios for the aggregate of the Continuing Connected Transactions contemplated under the China Joy Airline Services Agreement and the continuing connected transaction contemplated under the Renewed Eastern Wuhan Airline Services Agreement on their own, on an annual basis, are less than 2.5%.

Based on the above, since the Percentage Ratios for the aggregate of the Continuing Connected Transactions contemplated under the China Joy Airline Services Agreement and the continuing connected transaction contemplated under the Renewed Eastern Wuhan Airline Services Agreement, on an annual basis, is less than 2.5%, the Exempted Continuing Connected Transactions are subject to the reporting, announcement but exempt from the independent shareholders' approval requirements under the Listing Rules.

Non-exempt Continuing Connected Transactions

Since the Percentage Ratios for the Non-exempt Continuing Connected Transactions with Air China on an annual basis exceed 2.5%, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Non-exempt Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Non-exempt Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolution in respect of the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps, after taking into account the recommendations of the independent financial adviser.

In this connection, the Company will appoint an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Non-exempt Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Non-exempt Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

The Company will disclose information in relation to the Continuing Connected Transactions in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

GENERAL

A circular containing, among other things, (i) further details of the Non-exempt Continuing Connected Transactions; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"2007 Circular"	the Company's circular dated 7 March 2007 in relation to, among other things, the Existing Air China Airline Services Agreement
"Air China"	Air China Limited (中國國際航空股份有限公司), a subsidiary of CNA Holding and a company listed on the Main Board of the Stock Exchange

"Annual Caps"	the expected maximum amount of fees payable by the Connected Airlines under the Connected Airline Services Agreements for the term of the respective Connected Airline Services Agreement
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of the Directors
"CAAC"	中國民用航空局 (Civil Aviation Administration of China), the administrative authority in the civil aviation industry in the PRC
"CE Airline Services Agreement"	the agreement dated as of 30 June 2007 entered into between Eastern Airlines and the Company in relation to the Technology Services, the particulars of which are set out in the Company's circular dated 10 October 2007
"China Joy"	China Joy Air Co., Ltd (幸福航空有限責任公司)
"China Joy Airline Services Agreement"	the agreement dated 5 January 2009 and entered into between the Company and China Joy in relation to the Technology Services
"CNA Holding"	China National Aviation Holding Company (中國航空集團公司), a promoter of the Company
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Connected Airline Services Agreement"	the Renewed Air China Airline Services Agreement and the China Joy Airline Services Agreement
"Connected Airlines"	China Joy and Air China

"Continuing Connected Transactions"	the transactions contemplated under the Renewed Air China Airline Services Agreement and the China Joy Airline Services Agreement
"Directors"	the directors of the Company
"Eastern Airlines"	China Eastern Airlines Company Limited (中國東方航空股份有限公司), a subsidiary of Eastern Holding (a promoter of the Company)
"Eastern Holding"	China Eastern Air Holding Company (中國東方航空集團公司), a promoter of the Company
"Eastern Wuhan Airlines"	China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司), a promoter of the Company
"EGM"	extraordinary general meeting of the Company to be convened for the purpose of, among other things, approving the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps by the Independent Shareholders, and the notice of which will be set out in a circular to be despatched to the shareholders of the Company
"Exempted Continuing Connected Transactions"	the transactions contemplated under the China Joy Airline Services Agreement
"Existing Air China Airline Services Agreement"	the agreement dated 1 December 2006 and entered into between the Company and Air China in relation to the Technology Services, particulars of which are set out in the 2007 Circular
"Independent Board Committee"	the independent board committee of the Company to be formed by the Company to advise the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions and the Non-exempt Annual Caps
"Independent Shareholders"	the shareholders of the Company, other than Air China and its associates

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-exempt Annual Caps"	the expected maximum amount of fees payable by Air China under the Renewed Air China Airline Services Agreement for the year ending 31 December 2009
"Non-exempt Continuing Connected Transactions"	the transactions contemplated under the Renewed Air China Airline Services Agreement
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China
"Renewed Air China Airline Services Agreement"	the agreement dated 30 December 2008 and entered into between Air China and the Company in relation to the Technology Services
"Renewed Eastern Wuhan Airline Services Agreement"	the agreement dated 31 December 2008 and entered into between the Company and Eastern Wuhan Airlines in relation to the Technology Services, particulars of which are set out in the Company's announcement dated 31 December 2008
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Technology Services"	various aviation information technology services and ancillary support to be provided by the Group to the Connected Airlines as set out in the paragraph headed "Services to be provided under the Connected Airline Services Agreements" above

For the purpose of this announcement, unless otherwise indicated, the exchange rate at RMB1 = HK$0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 5 January 2009

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors	:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors	:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular does not constitute an offer or invitation to subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, stock broker, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

PROPOSED RESIGNATION AND PROPOSED APPOINTMENT OF DIRECTORS; PROPOSED RESIGNATION OF SUPERVISORS; PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION; PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND NOTICES OF EGM AND CLASS MEETINGS

A letter from the Board is set out on pages 1 to 8 of this circular.

Notices convening the EGM and the Class Meetings to be held at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the People's Republic of China at 10:00 a.m. on 24 February 2009 is set out on pages 13 to 21 of this circular. Whether or not you intend to be present at the said meeting(s), you are requested to complete the accompanying forms of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China (in case of holders of domestic shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

8 January 2009

CONTENTS

Page

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Announcement"	the Company's announcement dated 12 December 2008 regarding, among other things, the proposed appointment and resignation of the Directors, the proposed resignation of the Supervisors and the proposed amendments to the Articles
"Articles"	the articles of association of the Company
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the Board of Directors
"Class Meetings"	the class meeting for holders of H Shares to be held immediately after the conclusion of the EGM and the class meeting for holders of Domestic Shares to be held immediately after the conclusion of the said class meeting for holders of H Shares, the respective notices of which are set out on pages 13 to 21 of this circular
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose H Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Company Law"	the Company Law of the PRC (《中華人民共和國公司法》), as amended, supplemented or otherwise modified from time to time
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Domestic Shares"	domestic shares of RMB1 each in the capital of the Company
"EGM"	the extraordinary general meeting of the Company to be held at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the People's Republic of China at 10:00 a.m. on 24 February 2009 for the purpose of, among other things, approving the appointment and resignation of the Directors, the resignation of the Supervisors, the amendments to the Articles and the grant of the Repurchase Mandate, the notice of which is set out on pages 13 to 21 of this circular
"Group"	the Company and its subsidiaries
"H Share(s)"	H share(s) of RMB1.00 each in the capital of the Company

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Latest Practicable Date"	2 January 2009, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mandatory Provisions"	the Mandatory Provisions for the Articles of Association of the Companies to be Listed Overseas (《到境外上市公司章程必備條款》)
"PRC" or "China"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong and the Macau Special Administrative Region
"Registrar"	the Hong Kong branch share registrar of the Company, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong
"Repurchase Mandate"	subject to the conditions set out in the proposed resolutions approving the repurchase mandate at the EGM and the Class Meetings, the general mandate to the Board to exercise the power of the Company to repurchase H Shares, the aggregate nominal amount of which shall not exceed 10% of the aggregate nominal value of H Shares in issue in the capital of the Company as at the date of passing of the said resolutions
"SAFE"	State Administration of Foreign Exchange of the PRC (中華人民共和國國家外匯管理局)
"SASAC"	State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會)
"SFO"	the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Share(s)"	shares of RMB1 each in the capital of the Company
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisors"	supervisors of the Company
"Supervisory Committee"	supervisory committee of the Company
"Takeovers Code"	The Code on Takeovers and Mergers and Share Repurchases
"%"	per cent.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Xu Qiang *(Chairman)*
Cui Zhixiong
Xiao Yinhong
Zhu Xiaoxing
Wang Quanhua#
Luo Chaogeng#
Gong Guokui#
Rong Gang#
Sun Yongtao#
Liu Dejun#
Xia Yi#
Song Jian#
Yick Wing Fat, Simon##
Yuan Yaohui##
Chua Keng Kim##

\# *Non-executive Directors*
\## *Independent non-executive Directors*

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
The PRC

8 January 2009

To the Shareholders

Dear Sir/Madam

**PROPOSED RESIGNATION AND
PROPOSED APPOINTMENT OF DIRECTORS;
PROPOSED RESIGNATION OF SUPERVISORS;
PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION;
PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES
AND
NOTICES OF EGM AND CLASS MEETINGS**

INTRODUCTION

As set out in the Announcement, the Board announced that:

(1) each of Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this circular at the EGM) will resign from the office of a non-executive Director with effect from the conclusion of the EGM;

(2) Mr Zhu Xiaoxing (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this circular at the EGM) will resign from the office of an executive Director with effect from the conclusion of the EGM;

(3) each of Mr Jing Gongbin and Mr Zhang Yakun (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this circular at the EGM) will resign from the office of a shareholder representative Supervisor with effect from the conclusion of the EGM;

(4) each of Ms Wang Xiaomin and Mr Zhang Xin (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this circular at the EGM) will resign from the office of a staff representative Supervisor with effect from the conclusion of the EGM; and

(5) the proposed appointment of Mr Cao Guangfu as a non-executive Director to fill in causal vacancy will be considered at the EGM.

The Board also proposes that the Repurchase Mandate to be granted to the Directors at the EGM.

The purpose of this circular is to provide you with, among other things, details of (i) the proposed resignation and proposed appointment of the Directors; (ii) the proposed resignation of the Supervisors; (iii) the proposed amendments to the Articles; (iv) the proposed grant of the Repurchase Mandate; and (v) notices of the EGM and the Class Meetings.

PROPOSED RESIGNATION AND PROPOSED APPOINTMENT OF THE DIRECTORS

As set out in the Announcement, it was announced that (1) each of Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian (if approved by the Shareholders at the EGM, subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this circular at the EGM) will resign from the office of an non-executive Director with effect from the conclusion of the EGM; and (2) Mr Zhu Xiaoxing (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this circular at the EGM) will resign from the office of an executive Director with effect from the conclusion of the EGM.

The resignation of Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian as non-executive Directors and the resignation of Mr Zhu Xiaoxing as an executive Director is due to the proposed amendments to the Articles regarding the composition of the Board as set out in this circular, pursuant to which the number of Directors comprising the Board will reduce from 15 (the number of external Directors (i.e. those do not work in the Company) shall be more than half of the total number of Directors in the Board (which shall comprise at least two independent (non-executive) Directors)) to 9 (the number of external Directors (i.e. those do not work in the Company) shall be more than half of the total number of Directors in the Board (which shall comprise at least three independent (non-executive) Directors)). The resignation of Mr Gong Guokui is due to arrangement of his other work (which is not relating to the Group).

Each of Mr Zhu Xiaoxing, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian has confirmed that he has no disagreement with the Board and there is no matters relating to his resignation that need to be brought to the attention of the holders of securities of the Company. The Board would like to take this opportunity to express its gratitude to Mr Zhu Xiaoxing, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian for their valuable contribution to the Company during their term of office.

The proposed appointment of Mr Cao Guangfu as a non-executive Director to fill in the causal vacancy will be considered at the EGM.

Set out below are the biographical details of Mr Cao Guangfu:

Mr Cao Guangfu, aged 54, senior economist, graduated from 西安外國語學院 (Xi'an International Studies University) in specialized studies in French and graduated as a postgraduate from 中央黨校研究生院 (Postgraduate Institute of Central Party) in specialized studies in economic management. He has more than 30 years' extensive management experience in civil aviation industry. Mr Cao worked in 民航北京管理局運輸服務處 (the Transportation Business Division of Beijing Administrative Bureau of Civil Aviation Administration of China) from December 1973 to December 1988, and served as the Deputy Director and the Director in 民航華北管理局企業管理處 (the Corporate Management Office of CAAC North China Regional Administrative Bureau) from December 1988 to September 1996. He served as the Deputy Chief of 民航天津市管理局 (CAAC Tianjin Administrative Bureau) from September 1996 to October 1999 and the General Manager of 民航快遞有限責任公司 (China Air Express Co., Ltd.) from October 1999 to August 2003. From August 2003 to October 2008, Mr Cao worked in China National Aviation Holding Company (中國航空集團公司) (one of the promoters and a substantial shareholder (as defined in the Listing Rules) of the Company) as the Assistant to the General Manager and the General Manager of Corporate Supervision Division. He has been the Assistant to the General Manager and the Director of the General Office of CNAC since October 2008.

Save as disclosed above, as at the Latest Practicable Date, Mr Cao Guangfu did not have any relationship with any Director, supervisor, chief executive, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company. Save as disclosed above, Mr Cao Guangfu did not hold any other major appointments or qualifications as at the Latest Practicable Date, and did not hold any position or directorship in any other listed companies during the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr Cao Guangfu was not interested in any shares of the Company within the meaning of Part XV of the SFO.

A service contract will be entered into between the Company and Mr Cao Guangfu in respect of his appointment (if approved at the EGM) as a non-executive Director. Mr Cao Guangfu shall hold office as a non-executive Director for a term commencing on the conclusion of the EGM to the expiry date of the term of the third Board. The annual remuneration of Mr Cao Guangfu will be determined by the Company with reference to the prevailing market price and the working experience of Mr Cao Guangfu. As at the Latest Practicable Date, the amount of annual remuneration of Mr Cao Guangfu has not been determined. The Company will publish further announcement in this regard when the annual remuneration of Mr Cao Guangfu is fixed.

Save as disclosed above, there is no other matter relating to the appointment of Mr Cao Guangfu that needs to be brought to the attention of the Shareholders and there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules.

PROPOSED RESIGNATION OF THE SUPERVISORS

As set out in the Announcement, it was also announced that (1) each of Mr Jing Gongbin and Mr Zhang Yakun (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this circular at the EGM) will resign from the office of a shareholder representative Supervisor with effect from the conclusion of the EGM; and (2) each of Ms Wang Xiaomin and Mr Zhang Xin (if approved by the Shareholders at the EGM and subject to the Shareholders' approval of the proposed amendments to the Articles as set out in this circular at the EGM) will resign from the office of a staff representative Supervisor with effect from the conclusion of the EGM.

The resignation of each of Mr Jing Gongbin and Mr Zhang Yakun as a shareholder representative Supervisor is due to the proposed amendments to the Articles regarding the composition of the Supervisory Committee as set out in this circular, pursuant to which the number of Supervisors comprising the Supervisory Committee will reduce from 9 to 5. The resignation of each of Ms Wang Xiaomin and Mr Zhang Xin as a staff representative Supervisor is due to (1) the proposed amendments to the Articles regarding the composition of the Supervisory Committee mentioned above; and (2) the resolution passed at the staff representative meeting held on 14 November 2008 that Ms Wang Xiaomin and Mr Zhang Xin shall cease to be staff representative Supervisors with effect from the date on which the Shareholders approve the proposed amendments to the Articles regarding the composition of the Supervisory Committee as set out in this circular.

Each of Mr Jing Gongbin, Mr Zhang Yakun, Ms Wang Xiaomin and Mr Zhang Xin has confirmed that he or she has no disagreement with the Board and there is no matters relating to his or her resignation that need to be brought to the attention of the holders of securities of the Company. The Board would like to take this opportunity to express its gratitude to Mr Jing Gongbin, Mr Zhang Yakun, Ms Wang Xiaomin and Mr Zhang Xin for their valuable contribution to the Company during their term of office.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

To enhance the efficiency of governance of the Company, the Board proposes to amend the Articles to the effect that:

(1) the number of Directors comprising the Board shall reduce from 15 (the number of external Directors (i.e. those do not work in the Company) shall be more than half of the total number of Directors in the Board (which shall comprise at least two independent (non-executive) Directors)) to 9 (the number of external Directors (i.e. those do not work in the Company) shall be more than half of the total number of Directors in the Board (which shall comprise at least three independent (non-executive) Directors));

(2) there shall not be any vice chairman of the Board; and

(3) the number of Supervisors comprising the Supervisory Committee shall reduce from 9 (the number of external Supervisors (i.e. those do not work in the Company) shall be more than half of the number of Supervisors in the Supervisory Committee (which shall comprise one independent Supervisor) and the ratio of the number of staff representative Supervisors to the total number of Supervisors in the Supervisory Committee shall not be less than one-third) to 5 (the number of external Supervisors (i.e. those do not work in the Company) shall be more than half of the number of Supervisors in the Supervisory Committee (which shall comprise one or more independent Supervisor) and the ratio of the number of staff representative Supervisors to the total number of Supervisors in the Supervisory Committee shall not be less than one-third).

The proposed amendments to the Articles are subject to the approval of the Shareholders by way of a special resolution at the EGM. Details of the proposed amendments to the Articles are set out in resolution numbered 1 in the notice of the EGM set out on pages 13 to 21 of this circular.

PROPOSED GRANT OF THE REPURCHASE MANDATE

Legal and regulatory requirements

The Company Law, the Mandatory Provisions and the Articles provide for certain restrictions on the repurchase of Shares which are applicable to all classes of Shares.

The Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of reducing its share capital or in connection with a merger between itself and another entity that holds its shares, or granting incentive shares to its staff and workers, or the shareholders' requesting the company to purchase its own shares where the shareholders oppose the decision on merge or division of the company made at a general meeting of shareholders. The Mandatory Provisions, which the Company has incorporated in the Articles, provide that subject to obtaining the approval of the relevant PRC regulatory authorities and in compliance with the Articles, the Company may repurchase its issued Shares for the purpose of reducing its share capital, or in connection with a merger between itself and another entity that holds its Shares, or in other circumstances permitted by laws or administrative regulations.

Rule 10.06(1)(a) and Rule 19A.25 of the Listing Rules permit the shareholders of a PRC joint stock limited company to grant a general mandate to its directors to repurchase shares of such company that is listed on the Stock Exchange. Such mandate is required to be given by way of a special resolution passed by its shareholders in general meeting and by way of special resolutions passed by holders of domestic shares and holders of overseas listed foreign shares at separate class meetings.

The repurchase of H Shares by the Company is subject to the approvals of various PRC governmental authorities, which include SASAC, SAFE and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC. The approval of SAFE is required as H Shares are traded on the Stock Exchange in Hong Kong dollars and the price payable by the Company upon any repurchase of H Shares will, therefore, be paid in Hong Kong dollars. The Company has also been advised by its PRC legal advisers that the passing of a special resolution to approve the grant to the Directors of the Repurchase Mandate would, irrespective of whether such mandate is actually exercised by the Directors, constitute a reduction in the registered capital of the Company.

In accordance with the requirements of the Articles applicable to capital reduction (as incorporated from the Mandatory Provisions), the Company will have to notify its creditors of the passing of the resolution for the reduction of the registered capital of the Company. According to article 28 of the Articles, such notification is to be given to the Company's creditors within ten days after the passing of such resolution and also by way of publication on three occasions of a press announcement in the PRC within 30 days after the passing of such special resolution. Creditors of the Company then have a period of up to 30 days after the Company's notification or if no such notification has been received, up to 90 days after the first publication of the aforesaid press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts. Further, the registered capital of the Company shall not be reduced to an amount lower than the statutory minimum amount.

In addition, the Company Law, the Articles and the Mandatory Provisions provide that the shares repurchased by a company will have to be cancelled and the registered capital of that company will therefore be reduced by an amount equivalent to the aggregate nominal value of the shares so cancelled. In the event of a reduction of registered capital, the company shall inform its creditor by way of written notice and announcement within a prescribed period after the passing of the relevant shareholders' resolutions approving such reduction. The creditors shall be entitled to request the company for repayment of loan and/or provision of guarantee. Penalty will be imposed on a company for any failure to notify the creditors. The statutory notification requirement allows the creditors an opportunity for the recovery and/or security of the debt where a company's registered capital is to be reduced.

The Company has been advised by its PRC legal advisers that subject to the granting of the Repurchase Mandate to the Directors and the obtaining of the above mentioned approvals by the relevant PRC regulatory authorities by the Company, the Company will only be required to give such notification to its creditors in the event that the Directors shall decide to exercise their powers under the Repurchase Mandate and the registered capital of the Company shall be reduced thereby.

In light of the above and provided that other conditions precedent are fulfilled, the Directors will exercise the power to repurchase H Shares after the notification duty is discharged and the possible disputes over debts can be reduced thereby and in compliance with the relevant requirements under the Listing Rules.

Reasons and conditions for the Repurchase Mandate

In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any H Shares (including where such repurchase may lead to an enhancement of the net asset value per Share and/or the earnings per Share), approval is proposed to be sought from the Shareholders for the grant of the Repurchase Mandate to the Directors. In accordance with the legal and regulatory requirements described above, the EGM and the Class Meetings are convened and, at each of such meetings, a special resolution will be proposed to grant to the Directors the Repurchase Mandate, i.e. a conditional general mandate to repurchase H Shares in issue on the Stock Exchange with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of such special resolution. As at the Latest Practicable Date, the Company has a total of 621,708,000 H Shares in issue. Assuming that the H Shares of the Company remains unchanged up to the date of the EGM, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 62,170,800 Shares.

The Repurchase Mandate will be conditional upon (a) the special resolution for approving the grant of the Repurchase Mandate being passed at each of the EGM and the Class Meetings; (b) the approvals of SASAC and SAFE (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained; and (c) the Company not being required by any of its creditors to repay or to provide guarantees in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under article 28 of the Articles. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (c) above, it currently expects to do so out of its internal resources. If the above conditions are not fulfilled, the Repurchase Mandate will not be exercisable by the Directors.

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next annual general meeting of the Company; or (b) the date on which the authority conferred by the special resolutions is revoked or varied by a special resolution of the Shareholders in a general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings.

Listing Rules requirements

Under the Listing Rules, the Company is required to give to the Shareholders all information which is reasonably necessary to enable the Shareholders to make an informed decision as to whether to vote for or against the resolution in respect of the Repurchase Mandate at each of the EGM and the Class Meetings. An explanatory statement for such purpose is set out in the Appendix to this circular.

EGM AND CLASS MEETINGS

The EGM will be held at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the PRC at 10:00 a.m. on 24 February 2009 to consider and, if thought fit, approve, among other matters, the resignation and appointment of the Directors, the resignation of the Supervisors, the amendments to the Articles and the grant of the Repurchase Mandate. The Class Meeting for holders of H Shares will be held immediately after the conclusion of the EGM and the Class Meeting for holders of Domestic Shares will be held immediately after the conclusion of the Class Meeting for the holders of H Shares, to consider and, if thought fit, approve the grant of the Repurchase Mandate. Notices of the EGM and the Class Meetings are set out on pages 13 to 21 of this circular.

Forms of proxy for use at the EGM and the Class Meetings are enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the forms of proxy in accordance with the instructions printed thereon and return the same to the Registrar at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the Company's registered office at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC, no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

VOTING AT THE EGM AND THE CLASS MEETINGS

Pursuant to Rule 13.39 of the Listing Rules, all vote of the Shareholders at the EGM and the Class Meetings must be taken by poll.

Pursuant to article 73 of the Articles, voting by poll can be demanded:

(a) by the chairman of such meeting;

(b) by at least two shareholders of the Company present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by shareholder(s) of the Company present in person or by proxy(ies) and holding 10% or more Shares conferring a right to vote at the meeting on his/her own or in aggregate.

RECOMMENDATIONS

The Board considers that the ordinary resolutions to approve the resignation and appointment of the Directors and the resignation of the Supervisors and the special resolutions to approve the amendments to the Articles and the grant of the Repurchase Mandate are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of such resolutions at the EGM and the Class Meetings.

The Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be exercised when the Directors believe that such repurchases of H Shares will benefit the Company and the Shareholders.

Accordingly, the Directors recommend that the Shareholders should vote in favour of the special resolution approving the grant of the Repurchase Mandate at the EGM and the Class Meetings.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide you with requisite information as to the Repurchase Mandate.

LISTING RULES RELATING TO THE REPURCHASE OF SHARES

The Listing Rules permit a PRC issuer listed on the Stock Exchange to repurchase its shares of all classes listed on the Stock Exchange, subject to certain restrictions. Among such restrictions applicable to a PRC issuer, the Listing Rules provide that the shares of such PRC issuer must be fully paid up and all repurchases of shares by such PRC issuer must be approved in advance by a special resolution of shareholders in a general meeting and of holders of domestic shares and holders of overseas listed foreign shares at separate meetings conducted in accordance with such PRC issuer's articles of association for approving share repurchases, either by way of a general mandate or by specific approval of a particular transaction.

REASONS FOR THE REPURCHASE MANDATE

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to and in the best interest of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at such time, lead to an enhancement of the net asset value and/or earnings per Share. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders. The Directors have no present intention to exercise the Repurchase Mandate.

REGISTERED CAPITAL

At as the Latest Practicable Date, the registered capital of the Company was RMB1,776,315,000 comprising 1,154,607,000 Domestic Shares and 621,708,000 H Shares.

EXERCISE OF THE REPURCHASE MANDATE

Subject to the passing of the special resolution numbered 2 set out in the notice of the EGM and the special resolution set out in the notice of the Class Meetings respectively, the Repurchase Mandate will be conditionally granted to the Directors until the end of the earlier of (i) the conclusion of the next annual general meeting following the passing of the said special resolutions; or (ii) the date on which the authority conferred by the special resolutions is revoked or varied by a special resolution of the Shareholders in any general meeting or by a special resolution of the holders Domestic Shares or the holders of H Shares at their respective class meetings. The exercise of the Repurchase Mandate is subject to the approvals of SASAC and SAFE (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained and the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under article 28 of the Articles.

The exercise in full of the Repurchase Mandate (on the basis of 621,708,000 H Shares in issue as at the Latest Practicable Date and assuming such number of H Shares would remain unchanged as at the date of the EGM and the Class Meetings) would result in up to 62,170,800 H Shares repurchased by the Company, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolutions.

FUNDING OF REPURCHASES

The Company is empowered by the Articles to repurchase the H Shares. Any repurchases by the Company may only be made out of either the capital paid up on the relevant shares to be repurchased, or the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose or from sums standing to the credit of the share premium account of the Company.

In repurchasing the H Shares, the Company intends to apply funds from the Company's internal resources (which may include surplus funds and retained profits) legally available for such purpose in accordance with the Articles and the applicable laws, rules and regulations of the PRC.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared to the position disclosed in the audited accounts contained in the annual report of the Company for the year ended 31 December 2007) in the event that the Repurchase Mandate is to be exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regarded to the circumstances then prevailing, in the best interests of the Company.

STATUS OF REPURCHASED H SHARES

The Listing Rules provide that the listing of all the H Shares repurchased by the Company shall automatically be cancelled and the relevant share certificates shall be cancelled and destroyed. Under the PRC laws and the Articles, the H Shares repurchased by the Company will be cancelled and the Company's registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

PRICES OF H SHARES

The highest and lowest prices at which the H Shares have been traded on the Stock Exchange in each of the 12 calendar months immediately preceding the Latest Practicable Date are as follows:

	Highest	**Lowest**
	HK$	*HK$*
2008		
January	9.00	6.00
February	8.30	6.50
March	6.80	5.04
April	6.89	5.71
May	6.82	6.00
June	6.64	5.08
July	5.10	4.30
August	5.20	4.36
September	5.00	3.75
October	4.18	1.81
November	3.06	1.88
December	3.58	2.43
2009		
January (up to the Latest Practicable Date)	3.49	3.30

PREVIOUS REPURCHASE

No repurchase of H Shares has been made by the Company for the previous six months (whether on the Stock Exchange or otherwise) immediately preceding the Latest Practicable Date.

THE TAKEOVERS CODE AND MINIMUM PUBLIC HOLDING

If a Shareholder's proportionate interest in the voting rights of the Company increases on the Company exercising its powers to repurchase H Shares pursuant to the Repurchase Mandate (if approved to be granted at the EGM and the Class Meetings), such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 or Rule 32 of the Takeovers Code.

As the Latest Practicable Date, China TravelSky Holding Company (中國民航信息集團公司), the largest substantial shareholder (as defined in the Listing Rules) and a promoter of the Company, held 396,993,000 Domestic Shares, which represented approximately 22.35% of the Company's registered capital.

In the event that the Directors exercise in full the power to repurchase H Shares in accordance with the terms of the Repurchase Mandate, the total interests of China TravelSky Holding Limited in the registered capital of the Company would be increased to approximately 23.16%. The Directors are not aware of any consequences which will arise under either or both of the Takeovers Code and any similar applicable laws as a result of any repurchases to be made under the Repurchase Mandate. Moreover, the Directors will not make share repurchase on the Stock Exchange if such repurchase would result in the requirements under Rule 8.08 of the Listing Rules not being complied with.

The Directors have no intention to exercise the Repurchase Mandate to an extent as may result in a public shareholding of the H Shares of less than 25%.

GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases under the Repurchase Mandate in accordance with the Listing Rules, the Articles and the applicable laws, rules and regulations of the PRC.

None of the Directors and to the best of their knowledge having made all reasonable enquiries, nor any of their associates presently intend to sell H Shares to the Company under the Repurchase Mandate in the event that the Repurchase Mandate is approved and the conditions to which the Repurchase Mandate is subject are fulfilled.

The Company has not been notified by any connected persons of the Company that they have a present intention to sell any H Shares to the Company, or that they have undertaken not to sell any H Shares held by them to the Company in the event that the Repurchase Mandate is approved by the Shareholders and the conditions to which the Repurchase Mandate is subject are fulfilled.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES
NOTICE OF CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES

NOTICE IS HEREBY GIVEN that the following meetings of TravelSky Technology Limited ("**Company**") shall be held on 24 February 2009 at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the People's Republic of China ("**PRC**"):

(1) the extraordinary general meeting ("**EGM**") will be held at 10:00 a.m.;

(2) the class meeting for holders of H shares of the Company ("**H Shares**") will be held immediately as soon as the conclusion of the EGM as stated in (1) above or the adjournment thereof; and

(3) the class meeting for holders of domestic shares of the Company ("**Domestic Shares**") will be held immediately as soon as the conclusion of the aforesaid class meeting as stated in (2) above or the adjournment thereof.

These meetings are to be held for the following purposes:

EGM

SPECIAL RESOLUTIONS

1. To consider and, if thought fit, approve the following resolution as a special resolution:

   "**THAT**:

   (a) amendments to the articles of association of the Company ("**Articles**") as set out below be and they are hereby approved:

      (i) Article 94 of the Articles:

         By (aa) deleting the words "15 directors" and substituting therefor the words "9 directors"; (bb) deleting the words "two or more independent (non-executive) directors" and substituting therefor the words "at least three independent (non-executive) directors"; and (cc) deleting the phrase ", shall have three vice chairmen of the board of directors".

(ii) Article 95 of the Articles:

By deleting all the words "vice chairman of the board" contained in this Article.

(iii) Article 98 of the Articles:

By deleting the sentence "When the chairman of the board of directors is unable to exercise his powers of office, he shall appoint a deputy chairman to act on his behalf." and substituting therefor the sentence "When the chairman of the board of directors is unable to exercise his powers of office, one director of the Company as elected by more than half of the directors of the Company shall act on behalf of the chairman of the board of directors."

(iv) Article 117 of the Articles:

By (aa) deleting the words "9 supervisors" and substituting therefor the words "5 supervisors"; and (bb) deleting the words "more than 1 in dependent supervisors" and substituting therefor the words "one or more independent supervisors".

(The above is the English translation of the Chinese version of the above proposed amendments to the Articles. Should there be any inconsistencies between the English version and the Chinese version, the Chinese version shall prevail. The amended Articles will be effective upon registration with State Administration for Industry and Commerce, the PRC.)

(b) the directors ("**Directors**") of the Company be and they are hereby authorised to file the amended Articles with the State Administration for Industry and Commerce, the PRC; and

(c) the Directors be and they are hereby authorised to take any step or sign any document as they consider necessary desirable or expedient in connection with the amendments to the Articles and the transactions contemplated thereunder."

2. To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the PRC, The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board of Directors ("**Board**") be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph 2 (except for this sub-paragraph (c)(i)) at each of the class meeting for holders of domestic shares ("**Domestic Shares**") of the Company and the class meeting for holders of H Shares, both to be held on the date of the EGM as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

ORDINARY RESOLUTIONS

3. To consider and approve, conditional upon resolution numbered 1 above being passed, the resignation of Mr Gong Guokui from the office of a non-executive Director due to arrangement of his other work (which is not relating to the Company and its subsidiaries) with effect from the conclusion of the EGM; and to consider and approve the appointment of Mr Cao Guangfu as a non-executive Director with a term commencing on the conclusion of the EGM to the expiry of the third Board and to authorise the Board on behalf of the Company to execute necessary documents including service contract with him and determine his remuneration.

4. To consider and approve, in separate resolution and conditional upon resolution numbered 1 above being passed, (a) the resignation of Mr Zhu Xiaoxing from the office of an executive Director, and (b) the resignation of each of the following Directors from the office of a non-executive Director, all with effect from the conclusion of the EGM:

   (i) Mr Rong Gang;

   (ii) Mr Sun Yongtao;

   (iii) Mr Liu Dejun;

   (iv) Mr Xia Yi; and

   (v) Mr Song Jian.

5. To consider and approve, in separate resolution and conditional upon resolution numbered 1 above being passed, the resignation of each of Mr Jing Gongbin and Mr Zhang Yakun from the office of a shareholder representative supervisor ("**Supervisor**") of the Company and the resignation of each of Ms Wang Xiaomin and Mr Zhang Xin from the office of a staff representative Supervisor, with effect from the conclusion of the EGM.

MEETING FOR HOLDERS OF H SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the People's Republic of China ("**PRC**"), The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board ("**Board**") of directors ("**Directors**") of the Company be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

    (i) the passing of a special resolution on the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at each of the extraordinary general meeting and the class meeting for holders of domestic shares of the Company ("**Domestic Shares**"), both to be held on the date of the class meeting for holders of H Shares as convened by this notice (or on such adjourned date as may be applicable);

    (ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

    (iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

MEETING FOR HOLDERS OF DOMESTIC SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the People's Republic of China ("**PRC**"), The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board ("**Board**") of directors ("**Directors**") of the Company be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at each of the EGM and the class meeting for holders of H Shares, both to be held on the date of the class meeting for holders of domestic shares of the Company ("**Domestic Shares**") as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
8 January 2009

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
The People's Republic of China

Notes:

1. The register of holders of H Shares of the Company will be closed from 23 January 2009 to 24 February 2009 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of the H Shares and Domestic Shares whose names appear on the register of members of the Company at the close of business on 22 January 2009 are entitled to attend the EGM and the class meetings. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. by 4:30 p.m. on 22 January 2009 in order to entitle the transferee to attend the EGM and the class meeting for holders of H Shares.

2. Each shareholder who is entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his or her behalf at the EGM. Each holders of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Each holder of Domestic Shares who is entitled to attend and vote at such class meeting for the Domestic Shares may appoint one or more proxies to attend and vote on his or her behalf at such class meeting.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the meeting. To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Ltd. within the same period of time.

4. Shareholders who intend to attend the EGM and the class meetings in person or by proxy should return the reply slip for attending the EGM and the class meetings to the registered address of the Company on or before 4 February 2009 in person, by mail or by fax.

5. The EGM and the class meetings are expected to last for half a day. Shareholders (or their proxies) attending the EGM and the class meetings are responsible for their own transportation and accommodation expenses.

6. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the relevant meeting or any adjournment thereof. If such member attends the meeting(s), his form of proxy will be deemed to have been revoked.

7. As at the date hereof, the board of the directors of the Company comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

此乃要件　請即處理

本通函並不構成認購或購買任何證券的要約或指派任何人士作出要約的邀請。

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢註冊證券商、銀行經理、股票經紀、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有**中國民航信息網絡股份有限公司**的股份，應隨即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、註冊證券商或其他代理，以便轉交買主或受讓人。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

建議辭任及建議委任董事；
建議辭任監事；
建議修訂公司章程；
建議授予購回股份的一般授權
及
臨時股東大會及類別股東大會通告

董事會函件載於本通函第1至8頁。

本公司將於二零零九年二月二十四日上午十時正於中華人民共和國北京王府井大街57號王府井大飯店二層會議室舉行臨時股東大會及類別股東大會，大會通告載於本通函第13至21頁。無論　閣下是否擬出席上述會議，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室（就H股股東而言），或本公司的註冊辦公地址中華人民共和國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層（就內資股股東而言），且無論如何不遲於有關會議或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席有關會議或其任何續會，並於會上投票。

二零零九年一月八日

目 錄

頁次

在本通函內，除文意另有所指外，下列詞語具有以下涵義：

「公告」	指	本公司日期為二零零八年十二月十二日有關(其中包括)建議委任及建議辭任董事、建議辭任監事及建議修訂章程的公告
「章程」	指	本公司公司章程
「聯繫人」	指	具有上市規則第1章及第19A章所賦予的涵義
「董事會」	指	董事會
「類別股東大會」	指	本公司擬於臨時股東大會結束後隨即舉行的H股類別股東大會，及本公司擬於上述H股類別股東大會結束後隨即舉行的內資股類別股東大會，有關通告分別載於本通函第13至21頁
「本公司」	指	中國民航信息網絡股份有限公司，根據中華人民共和國法律註冊成立的公司，其H股在聯交所上市，而其美國預託證券在美國場外證券市場進行買賣
「公司法」	指	中華人民共和國公司法，經不時修訂、補充或修改
「關連人士」	指	具有上市規則所賦予的涵義
「董事」	指	本公司董事
「內資股」	指	本公司股本中每股人民幣1元的內資股
「臨時股東大會」	指	本公司將於二零零九年二月二十四日上午十時正於中華人民共和國北京王府井大街57號王府井大飯店二層會議室舉行的臨時股東大會，旨在批准(其中包括)委任及辭任董事、辭任監事、修訂章程及授予購回授權，大會通告載於本通函第13至21頁
「本集團」	指	本公司及其附屬公司
「H股」	指	本公司股本中每股人民幣1.00元的H股

「香港」	指	中華人民共和國香港特別行政區
「港元」	指	港元，香港法定貨幣
「最後可行日期」	指	二零零九年一月二日，即本通函付印前為確定其所載若干資料的最後可行日期
「上市規則」	指	聯交所證券上市規則
「必備條款」	指	到境外上市公司章程必備條款
「中國」	指	中華人民共和國，就本通函而言，不包括香港及澳門特別行政區
「股份過戶登記處」	指	本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室
「購回授權」	指	待臨時股東大會及類別股東大會上提呈之批准購回授權的決議案所載條件達成後，將授予董事會一般授權，以行使本公司權力購回面值總額不超過上述決議案獲通過當日本公司股本中已發行H股總面值10%之H股
「外管局」	指	中華人民共和國國家外匯管理局
「國資委」	指	國務院國有資產監督管理委員會
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股人民幣1元的股份
「股東」	指	本公司的股東
「聯交所」	指	香港聯合交易所有限公司
「監事」	指	本公司監事
「監事會」	指	本公司監事會
「收購守則」	指	公司收購、合併及股份購回守則
「%」	指	百分比



中國民航信息網絡股份有限公司
TravelSky Technology Limited
（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

董事：
徐　強 *(董事長)*
崔志雄
肖殷洪
朱曉星
王全華#
羅朝庚#
宮國魁#
榮　剛#
孫湧濤#
劉德俊#
夏　毅#
宋　箭#
易永發##
袁耀輝##
蔡敬金##

非執行董事
獨立非執行董事

註冊辦公地址：
中國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

敬啟者：

建議辭任及建議委任董事；
建議辭任監事；
建議修訂公司章程；
建議授予購回股份的一般授權
及
臨時股東大會及類別股東大會通告

緒言

誠如公告所述，董事會宣佈：

(1) 如獲股東於臨時股東大會上批准，且待股東於臨時股東大會上批准本通函所載之建議修訂章程之後，宮國魁先生、榮剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生將分別辭任非執行董事一職，自臨時股東大會結束起生效；

(2) 如獲股東於臨時股東大會上批准，且待股東於臨時股東大會上批准本通函所載之建議修訂章程之後，朱曉星先生將辭任執行董事一職，自臨時股東大會結束起生效；

(3) 如獲股東於臨時股東大會上批准，且待股東於臨時股東大會上批准本通函所載之建議修訂章程之後，敬公斌先生及張亞坤先生均將分別辭任股東代表監事一職，自臨時股東大會結束起生效；

(4) 如獲股東於臨時股東大會上批准，且待股東於臨時股東大會上批准本通函所載之建議修訂章程之後，王小敏女士及張欣先生將分別辭任職工代表監事一職，自臨時股東大會結束起生效；及

(5) 臨時股東大會上將審議增補曹光福先生為非執行董事以填補臨時空缺的建議。

董事會亦建議於臨時股東大會上授予董事購回授權。

本通函旨在向 閣下提供(其中包括)有關(i)建議辭任及建議委任董事；(ii)建議辭任監事；(iii)建議修訂章程；(iv)建議授予購回授權；及(v)臨時股東大會及類別股東大會通告的詳細資料。

建議辭任及建議委任董事

誠如公告所述及宣佈(1)如獲股東於臨時股東大會上批准，且待股東於臨時股東大會上批准本通函所載之建議修訂章程之後，宮國魁先生、滎剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生將分別辭任非執行董事一職，自臨時股東大會結束起生效；及(2)如獲股東於臨時股東大會上批准，且待股東於臨時股東大會上批准本通函所載之建議修訂章程之後，朱曉星先生將辭任執行董事一職，自臨時股東大會結束起生效。

滎剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生辭任非執行董事一職及朱曉星先生辭任執行董事一職，乃由於有關董事會組成的建議修訂章程(載於本通函)所致；據此，董事會人數將由15人(外部董事(即不在本公司任職的董事)佔董事會董事總人數的一半以上(董事會須至少包括2名獨立(非執行)董事))減至9人(外部董事(即不在本公司任職的董事)佔董事會董事總人數的一半以上(董事會須至少包括3名獨立(非執行)董事))。宮國魁先生之辭任乃由於其他工作安排所致(即與本集團無關)。

朱曉星先生、宮國魁先生、榮剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生已分別確認，彼與董事會並無意見分歧，亦無任何有關彼辭任的事宜須提請本公司證券持有人留意。董事會謹藉此機會，感謝朱曉星先生、宮國魁先生、榮剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生於任期內對本公司作出的寶貴貢獻。

臨時股東大會上將審議增補曹光福先生為非執行董事以填補臨時空缺的建議。

下文載列曹光福先生的履歷詳情：

曹光福先生，54歲，高級經濟師，大學畢業於西安外國語學院法語專業，並於中央黨校研究生院經濟管理專業研究生畢業。在民航業有逾30年的豐富管理經驗。曹先生自一九七三年十二月至一九八八年十二月於民航北京管理局運輸服務處任職；自一九八八年十二月至一九九六年九月於民航華北管理局企業管理處先後擔任副處長及處長；自一九九六年九月至一九九九年十月於民航天津市管理局任副局長，自一九九九年十月至二零零三年八月於民航快遞有限責任公司擔任總經理。曹先生自二零零三年八月至二零零八年十月於中國航空集團公司(本公司發起人及主要股東(定義見上市規則)之一)任總經理助理及企業監管部總經理，自二零零八年十月起至今於中國航空集團公司擔任總經理助理及辦公廳主任。

除上文所披露者外，截至最後可行日期，曹光福先生與任何董事、本公司監事、行政總裁、高級管理人員、主要股東(定義見上市規則)或控股股東(定義見上市規則)並無任何關係。除上文所披露者外，截至最後可行日期，曹光福先生並無獲任何其他重要委任或資格；於最後可行日期前三年內，亦無在任何其他上市公司擔任任何職務或董事職務。

於最後可行日期，曹光福先生並無擁有任何《證券及期貨條例》第XV部涵義所指的本公司股份權益。

本公司將與曹光福先生就委任其為非執行董事(倘於臨時股東大會上獲批准)訂立服務合約。曹光福先生的非執行董事任期由臨時股東大會結束起至第三屆董事會任期屆滿日期止。本公司將根據現行市價及曹光福先生的工作經驗釐定其年度薪酬。於最後可行日期，本公司尚未釐定曹光福先生的年度薪酬金額。本公司將於釐定曹光福先生的年度薪酬後就此另行刊發公告。

除上文披露者外，概無任何有關曹光福先生的委任而須提請股東留意的事項，亦無根據上市規則第13.51(2)(h)條至(v)條須予披露的任何其他資料。

建議辭任監事

誠如公告所述及宣佈(1)如獲股東於臨時股東大會上批准，且待股東於臨時股東大會上批准本通函所載之建議修訂章程之後，敬公斌先生及張亞坤先生將分別辭任股東代表監事一職，自臨時股東大會結束起生效；及(2)如獲股東於臨時股東大會上批准，且待股東於臨時股東大會上批准本通函所載之建議修訂章程之後，王小敏女士及張欣先生將分別辭任本公司職工代表監事一職，自臨時股東大會結束起生效。

敬公斌先生及張亞坤先生分別辭任股東代表監事一職，乃由於有關監事會組成的建議修訂章程(載於本通函)所致；據此，監事會人數將由9人減至5人。王小敏女士及張欣先生分別辭任職工代表監事職務，原因是(1)上述關於監事會組成的建議修訂章程，及(2)職工代表大會於二零零八年十一月十四日通過決議，自股東批准本通函所載之關於監事會組成的建議修訂章程之日起，王小敏女士及張欣先生將不再擔任職工代表監事。

敬公斌先生、張亞坤先生、王小敏女士及張欣先生已分別確認，彼與董事會並無意見分歧，亦無任何有關彼辭任的事宜須提請本公司證券持有人留意。董事會謹藉此機會，感謝敬公斌先生、張亞坤先生、王小敏女士及張欣先生於任期內對本公司作出的寶貴貢獻。

建議修訂公司章程

為提高本公司治理的效率，董事會建議修訂章程，使：

(1) 董事會成員由15名(外部董事(即不在本公司任職的董事)佔董事會董事總人數的一半以上(董事會須至少包括2名獨立(非執行)董事))減至9名(外部董事(即不在本公司任職的董事)佔董事會董事總人數的一半以上(董事會須至少包括3名獨立(非執行)董事))；

(2) 董事會將不設副董事長；及

(3) 監事會成員由9名(外部監事(即不在本公司任職的監事)佔監事會監事人數的一半以上(監事會須包括1名獨立監事),及職工代表監事佔監事會監事總人數之比例不低於三分之一)減至5名(外部監事(即不在本公司任職的監事)佔監事會監事人數的一半以上(監事會須至少包括1名獨立監事),及職工代表監事佔監事會監事總人數之比例不低於三分之一)。

建議修訂章程須獲股東於臨時股東大會上以特別決議案的方式批准。建議修訂章程的詳情載於本通函第13至21頁所載的臨時股東大會通告第1項決議案。

建議授予購回授權

法律及法規的規定

公司法、必備條款及章程規定了適用於所有類別股份之若干股份購回限制。

公司法(本公司須受此限制)規定於中國註冊成立之股份有限公司不得購回其股份,除非購回之目的為削減其股本,或就公司本身與另一間持有其股份之機構合併,或因向其僱員及職工授予獎勵股份,或當股東於股東大會上反對公司合併或分立時股東要求公司購回其自有股份而進行。必備條款(本公司已將之納入章程)規定在獲得有關中國監管機構批准,以及遵照章程之情況下,本公司可就削減其股本、就公司本身與另一間持有其股份之機構合併,或於法律或行政法規允許之其他情況下購回其已發行股份。

上市規則第10.06(1)(a)條及第19A.25條容許一間中國股份有限公司之股東,向該於聯交所上市之公司之董事授予一般授權購回股份。該項授權須以於股東大會上獲股東通過之特別決議案形式作出,及以於各自舉行之類別股東大會上獲內資股及境外上市外資股持有人通過之特別決議案形式作出。

本公司購回H股須待中國多個政府機關批准後,方可進行,其中包括國資委及外管局及/或中國法律、準則及制度下規定的任何其他監管機構(如適用)。由於H股乃於聯交所以港元買賣,而本公司於進行任何H股購回時所支付之價格將會以港元支付,故此購回須獲得外管局批准。本公司亦已接獲其中國法律顧問之意見,指不論董事是否會實際行使該項授權,通過批准授予董事購回授權之特別決議案將會導致本公司之註冊資本減少。

根據章程內適用於削減股本之規定(取自於必備條款)，本公司於通過削減其註冊資本之決議案時須知會其債權人。根據章程第28條的規定，於該等決議案通過後十日內須知會本公司債權人，並於該項決議案通過後三十日內以報章公佈方式在中國公佈三次。故本公司債權人在本公司知會後有三十日的期限或(倘未獲知會)於首次報章公佈後有九十日的期限要求本公司清償彼等之債務或就該等債務提供擔保。此外，本公司的註冊資本不得減至低於最低法定限額。

此外，公司法、章程及必備條款規定，公司所購回的股份必須註銷，而公司的註冊資本將因此按相等於該等註銷股份總面值的金額進行削減。倘削減註冊資本，公司須在通過批准該削減的有關股東決議案後在規定的期間內以書面通知及公告的方式通知其債權人。債權人有權要求公司償還貸款及／或提供擔保。公司倘未能通知債權人，則會受到處罰。此法定通知要求可在公司削減註冊資本時給予債權人收回及／或取得債務擔保的機會。

本公司已接獲其中國法律顧問之意見，指待董事獲授予購回授權及本公司取得中國有關監管部門上述的各項批准後，本公司將僅須於董事決定根據購回授權行使彼等之權力，以及本公司之註冊資本因而被削減之情況下向債權人發出該項通知。

鑒於以上情況，及其他先決條件已獲履行時，董事將根據上市規則的相關規定，在履行其通知職責之後及因而減少潛在債務糾紛的情況下，行使權力購回H股。

購回授權的理由及條件

為確保董事能夠於適宜購回任何H股(包括可能導致每股資產淨值及／或每股盈利增加)時保持靈活性及能夠酌情處理，現建議尋求股東批准向董事授出購回授權。根據上文所述之法律及監管規定，本公司舉行臨時股東大會及類別股東大會。於該等會議上，將會提呈一項特別決議案，以授予董事購回授權，即一項於聯交所購回已發行之H股之有條件一般授權，總面值不得超過通過該項特別決議案日期本公司已發行H股總面值之10%。於最後可行日期，本公司已發行H股總數為621,708,000股。假定直至臨時股東大會日期本公司的H股數目保持不變，本公司在購回授權下將最多可購回62,170,800股。

購回授權須待下列各項條件達成後，方可作實：(a)於臨時股東大會及類別股東大會上分別通過特別決議案批准授出購回授權；(b)獲得國資委及外管局(或彼等各自之接掌權力機關)以及／或中國法律、準則及制度下規定的任何其他監管部門(如適用)之批准；及(c)根據章程第28條所載之通知程序，本公司之任何債權人並無要求本公司償還所欠債項或就此提供擔保(或倘若在任何債權人之要求下，本公司已全權酌情償還該等款項或就此提供擔保)。倘若本公司決定根據上文條件(c)所述情況償還任何金額予其任何債權人，現時預期將會以內部資源撥付。倘若上述條件未能達成，董事將不會行使購回授權。

購回授權將會於下列日期中之較早日期屆滿：(a)本公司下屆股東周年大會結束時；或(b)股東於股東大會上以特別決議案，或H股持有人或內資股持有人於各自之類別股東大會上以特別決議案撤回或修改特別決議案所賦予之授權當日。

上市規則的規定

根據《上市規則》，本公司須向股東提供一切合理的必需資料，以令彼等能夠分別就是否於臨時股東大會及類別股東大會上投票贊成或反對購回授權的決議案達致知情決定。就此而編製之說明文件載於本通函附錄內。

臨時股東大會及類別股東大會

本公司將於二零零九年二月二十四日上午十時正於中國北京王府井大街57號王府井大飯店二層會議室舉行臨時股東大會，以審議及酌情批准(其中包括)辭任及委任董事、辭任監事、修訂章程及授予購回授權。於臨時股東大會結束後隨即舉行的H股類別股東大會及H股類別股東大會結束後隨即舉行的內資股類別股東大會上，將審議及酌情批准授予購回授權。臨時股東大會通告及類別股東大會通告載於本通函第13至21頁。

本通函隨附用於臨時股東大會及類別股東大會的代表委任表格。無論　閣下是否擬出席該等會議，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回股份過戶登記處，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室(就H股股東而言)，或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層，且無論如何不遲於有關會議或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席有關會議或其任何續會，並於會上投票。

於臨時股東大會及類別股東大會上投票

根據上市規則第13.39條規定，股東於臨時股東大會及類別股東大會上的所有投票必須以投票方式表決。

根據章程第73條，下列人士可要求以投票方式表決：

(a) 會議主席；

(b) 至少兩名有表決權的股東或者有表決權的股東代理人；或

(c) 單獨或合共持有在該會議上有表決權的股份10%或以上的一名或多名本公司股東或其代理人。

建議

董事會認為，批准辭任及委任董事及辭任監事的普通決議案，以及批准修訂章程及授予購回授權的特別決議案符合本公司及其股東的最佳利益。因此，董事會建議股東在臨時股東大會及類別股東大會上投票贊成該等決議案。

視乎當時之市況及資金安排，購回授權可導致每股股份資產淨值及／或盈利上升，且董事僅會在其認為該等購回將有利本公司及股東之情況下進行有關購回。

因此，董事建議股東在臨時股東大會及類別股東大會上投票贊成批准授予購回授權的特別決議案。

其他資料

敬請　閣下垂注本通函附錄所載的其他資料。

此致

列位股東　台照

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長
謹啟

二零零九年一月八日

本附錄乃上市規則所規定之說明文件，旨在向　閣下提供有關購回授權之所需資料。

關於購回股份之上市規則

上市規則准許於聯交所上市之中國發行人在若干限制下於聯交所購回其全部類別上市股份。在適用於中國發行人之有關限制中，上市規則訂明該中國發行人之股份必須為繳足股款及其所進行之全部股份購回必須事先獲股東於股東大會上以特別決議案批准，並須根據該中國發行人之公司章程獲內資股持有人及境外上市外資股持有人於另行舉行之會議上，以一般授權或就某特定交易授出特別批准之方式批准購回股份。

購回授權之理由

董事認為，購回授權所提供之靈活性對本公司及股東有利，並符合本公司及股東之最佳利益。視乎當時之市況及資金安排，該等購回可導致每股股份資產淨值及／或盈利上升。董事僅會在其認為該等購回將有利本公司及其股東之情況下進行有關購回。董事目前無意行使購回授權。

註冊資本

於最後可行日期，本公司之註冊資本為人民幣1,776,315,000元，包括1,154,607,000股內資股及621,708,000股H股。

行使購回授權

待臨時股東大會通告內所載第2項特別決議案及類別股東大會通告所載特別決議案分別獲通過後，將有條件授予董事購回授權，有效期直至下列較早日期止：(i)上述特別決議案獲通過後之下屆股東周年大會結束時；或(ii)股東於任何股東大會或內資股持有人或H股持有人於其各自之類別大會上以特別決議案撤銷或修改特別決議案所賦予之授權當日。購回授權之行使須待本公司取得國資委及外管局(或彼等各自之接掌權力機關)及／或中國法律、準則及制度下規定的任何其他監管部門(如適用)之批准，以及根據章程第28條規定之通知程序本公司之任何債權人並無要求本公司償還所欠債項或就未償債項提供擔保(或倘若在任何債權人之要求下，本公司已全權酌情償還該等款項或就此提供擔保)後，方可作實。

全數行使購回授權(根據於最後可行日期已發行621,708,000股H股計算，並假設該等H股之數目於臨時股東大會及類別股東大會日期仍維持不變)將導致本公司購回最多62,170,800股H股，即最多佔有關決議案獲通過之日已發行H股總數之10%。

購回之資金來源

本公司乃根據章程所賦予權力購回H股。本公司任何購回僅可透過將購回之有關股份之繳足股本，或本公司原應用作股息或分派之資金或就此目的而發行新股份之所得款項或本公司股份溢價賬之結餘撥款支付。

於購回H股時，本公司擬動用根據章程及中國適用法律、法規及規例可合法作此用途之本公司內部資源(可包括盈餘儲備金及保留盈利)所提供之資金支付。

全數行使購回授權可能會嚴重影響本公司之營運資金或負債狀況(與本公司截至二零零七年十二月三十一日止年度年報所載經審核賬目所披露之狀況比較)。然而，倘董事認為不時適合本公司的營運資金需要或資產負債水平會因行使購回授權而受到重大不利影響，則董事不會建議行使該授權。任何情況下購回之H股數目及購回H股之價格及其他條款，將由董事在符合本公司之最佳利益下於有關時間經考慮當時情況後決定。

所購回H股之地位

上市規則規定，本公司所購回之全部H股之上市地位將自動註銷及有關股票將予註銷及銷毀。根據中國法律及章程，本公司所購回之H股將予註銷及本公司之註冊資本將按相等於所註銷之H股總面值之金額進行削減。

H股之價格

於緊接最後可行日期前十二個曆月H股於聯交所買賣之每月最高及最低成交價如下：

	最高 *港元*	最低 *港元*
二零零八年		
一月	9.00	6.00
二月	8.30	6.50
三月	6.80	5.04
四月	6.89	5.71
五月	6.82	6.00
六月	6.64	5.08
七月	5.10	4.30
八月	5.20	4.36
九月	5.00	3.75
十月	4.18	1.81
十一月	3.06	1.88
十二月	3.58	2.43
二零零九年		
一月(截至最後可行日期)	3.49	3.30

前次購回

本公司於緊接最後可行日期前六個月內概無購回H股(不論是否於聯交所或任何其他場所購回)。

收購守則及最低公眾持股量

倘根據購回授權(倘於臨時股東大會或類別股東大會上獲批准)行使權力購回H股而導致股東於本公司之投票權權益比例增加，則按照收購守則第32條之規定，該項增加將被視為一項收購。因此，一名股東或一群一致行動之股東(定義見收購守則)可能因取得或鞏固本公司控制權，而須根據收購守則第26條或第32條之規定提出強制性收購建議。

於最後可行日期，本公司之最大主要股東(定義見上市規則)及發起人中國民航信息集團公司持有396,993,000股內資股，佔本公司註冊資本約22.35%。

倘董事根據購回授權之條款行使全部權力購回H股，中國民航信息集團公司於本公司註冊資本之權益將增加至約23.16%。董事並不知悉根據購回授權進行之任何購回將引致收購守則及／或任何同類適用法律項下之任何後果。此外，倘購回將導致本公司違反上市規則第8.08條之規定，董事將不會於聯交所作出股份購回。

董事目前無意行使購回授權以致H股之公眾持股量低於25%。

一般事項

董事已向聯交所承諾，在適用之情況下，彼等將根據上市規則、章程及中國之適用法律、法規及規則行使本公司權力根據購回授權購回股份。

董事概無及據彼等作出一切合理查詢後所深知，彼等之聯繫人目前概無計劃於購回授權獲批准及購回授權之條件達成後根據購回授權出售H股予本公司。

本公司並無獲本公司任何關連人士通知其目前擬於購回授權獲股東批准及購回授權之條件達成後出售任何H股予本公司，或承諾不出售任何彼等所持之H股予本公司。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

(股份編號：0696)

臨時股東大會通告
H股類別股東大會通告
內資股類別股東大會通告

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)擬於二零零九年二月二十四日於中華人民共和國(「**中國**」)北京王府井大街57號王府井大飯店二層會議室舉行以下會議：

(1) 臨時股東大會(「**臨時股東大會**」)將於上午十時正舉行；

(2) 本公司H股(「**H股**」)類別股東大會將於上文(1)中所述的臨時股東大會或其續會結束後隨即舉行；及

(3) 本公司內資股(「**內資股**」)類別股東大會將於上文(2)中所述的類別股東大會或其續會結束後隨即舉行。

舉行該等會議旨在：

臨時股東大會

特別決議案

1. 審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 批准對本公司之公司章程(「**章程**」)作出如下修訂：

(i) 章程第94條：

(aa)刪除「十五名董事」字眼，並以「九名董事」字眼代替；(bb)刪除「兩名以上的獨立(非執行)董事」字眼，並以「至少三名獨立(非執行)董事」字眼代替；及(cc)刪除「設副董事長三人」字句。

(ii) 章程第95條：

刪除本條中所有「副董事長」字眼。

(iii) 章程第98條：

刪除「董事長不能履行職權時，可由董事長指定副董事長代行其職權。」一句，並以「董事長不能履行職權時，由半數以上董事共同推舉一位董事代行其職權。」一句代替。

(iv) 章程第117條：

(aa)刪除「九名監事」字眼，並以「五名監事」字眼代替；及(bb)刪除「一名以上的獨立監事」字眼，並以「一名或以上的獨立監事」字眼代替。

(以上是建議修訂章程的中文本。倘中英文本有任何分歧，概以中文本為準。經修訂的章程將於中國國家工商總局註冊後生效。)

(b) 授權本公司董事(「**董事**」)向中國國家工商總局備案經修訂的章程；及

(c) 授權董事作出彼等認為就修訂章程及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動或簽署任何文件。」

2. 審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 在下文(b)及(c)段之規限下及根據中國、香港聯合交易所有限公司(「**聯交所**」)或任何其他政府或監管機關之所有適用法律、準則、制度及／或規定，授權董事會(「**董事會**」)於相關期間(定義見下文(d)段)一次或多次行使本公司全部權力在聯交所購回本公司股本中已發行的每股面值為人民幣1元的境外上市外資股(「**H股**」)；

(b) 在相關期間(定義見下文(d)段)根據上文(a)段之授權獲授予購回之H股面值總額不得超過於本決議案獲通過當日本公司已發行H股面值總額之10%；

(c) 上文(a)段授予之授權須待下列條件獲達成後，方可行使：

(i) 於本通告所載舉行臨時股東大會之日(或延遲舉行臨時股東大會(如適用)之日期)舉行之本公司內資股(「**內資股**」)類別股東大會及H股類別股東大會上，分別通過特別決議案，條款與第2段(惟第(c)(i)分段除外)所載決議案之條款相同；

(ii) 本公司已取得國務院國有資產監督管理委員會及中國國家外匯管理局(或彼等各自之接掌權力機關)及／或中國法律、準則及制度規定下任何其他監管機關(如適用)之批准；及

(iii) 根據本公司之公司章程(「**章程**」)第28條所載之通知程序，本公司任何債權人並無要求本公司清償債務或就任何尚欠任何債權人之款項提供償債擔保(或如本公司任何債權人要求本公司清償債務或提供償債擔保，本公司已全權決定清償債務或就有關欠款提供擔保)；

(d) 就本特別決議案而言，「**相關期間**」乃指本特別決議案獲通過當日起至下列較早之日期止之期間：

(i) 在本特別決議案通過後之本公司下一次股東周年大會結束時；及

(ii) 本公司股東於任何股東大會上通過特別決議案或本公司H股股東或內資股股東於各自的類別股東大會上通過特別決議案撤回或修改本特別決議案所賦予之授權之日；及

(e) 待取得所有中國有關政府機關批准購回該等H股的情況下，授權董事會：

(i) 於本公司按上文(a)段所賦予之授權購回H股後，在董事會認為合適的情況對章程進行相應修訂，藉以削減本公司的註冊股本，並反映本公司的新股本結構；及

(ii) 向中國有關政府機關提交本公司經修訂之章程備案。」

普通決議案

3. 待以上第1項決議案獲通過後，審議及批准宮國魁先生因其他工作安排(與本公司及其附屬公司無關)辭任非執行董事一職，自臨時股東大會結束時起生效；審議及批准委任曹光福先生為非執行董事，任期自臨時股東大會結束時起至第三屆董事會屆滿時止，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬。

4. 待以上第1項決議案獲通過之後，以獨立決議案審議及批准(a)朱曉星先生辭任執行董事一職，及(b)以下各董事辭任非執行董事職務，均自臨時股東大會結束時起生效：

   (i) 榮　剛先生；

   (ii) 孫湧濤先生；

   (iii) 劉德俊先生；

   (iv) 夏　毅先生；及

   (v) 宋　箭先生。

5. 待以上第1項決議案獲通過之後，以獨立決議案審議及批准敬公斌先生及張亞坤先生辭任本公司股東代表監事(「**監事**」)一職，及王小敏女士及張欣先生辭任本公司職工代表監事，自臨時股東大會結束起生效。

H股類別股東大會

審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 在下文(b)及(c)段之規限下及根據中華人民共和國(「**中國**」)、香港聯合交易所有限公司(「**聯交所**」)或任何其他政府或監管機關之所有適用法律、準則、制度及／或規定，授權本公司董事(「**董事**」)會(「**董事會**」)於相關期間(定義見下文(d)段)一次或多次行使本公司全部權力在聯交所購回本公司股本中已發行的每股面值為人民幣1元的境外上市外資股(「**H股**」)；

(b) 在相關期間(定義見下文(d)段)根據上文(a)段之授權獲授予購回之H股面值總額不得超過於本決議案獲通過當日本公司已發行H股面值總額之10%；

(c) 上文(a)段授予之授權須待下列條件獲達成後，方可行使：

(i) 於本通告所載舉行H股類別股東大會之日(或延遲舉行H股類別股東大會(如適用)之日期)舉行之本公司臨時股東大會及內資股(「**內資股**」)類別股東大會上，分別通過特別決議案，條款與本段(惟第(c)(i)分段除外)所載決議案之條款相同；

(ii) 本公司已取得國務院國有資產監督管理委員會及中國國家外匯管理局(或彼等各自之接掌權力機關)及／或中國法律、準則及制度規定下任何其他監管機關(如適用)之批准；及

(iii) 根據本公司之公司章程(「**章程**」)第28條所載之通知程序，本公司任何債權人並無要求本公司清償債務或就任何尚欠任何債權人之款項提供償債擔保(或如本公司任何債權人要求本公司清償債務或提供償債擔保，本公司已全權決定清償債務或就有關欠款提供擔保)；

(d) 就本特別決議案而言，「**相關期間**」乃指本特別決議案獲通過當日起至下列較早之日期止之期間：

(i) 在本特別決議案通過後之本公司下一次股東周年大會結束時；及

(ii) 本公司股東於任何股東大會上通過特別決議案或本公司H股股東或內資股股東於各自的類別股東大會上通過特別決議案撤回或修改本特別決議案所賦予之授權之日；及

(e) 待取得所有中國有關政府機關批准購回該等H股的情況下，授權董事會：

(i) 於本公司按上文(a)段所賦予之授權購回H股後，在董事會認為合適的情況對章程進行相應修訂，藉以削減本公司的註冊股本，並反映本公司的新股本結構；及

(ii) 向中國有關政府機關提交本公司經修訂之章程備案。」

內資股類別股東大會

審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 在下文(b)及(c)段之規限下及根據中華人民共和國(「**中國**」)、香港聯合交易所有限公司(「**聯交所**」)或任何其他政府或監管機關之所有適用法律、準則、制度及／或規定，授權本公司董事(「**董事**」)會(「**董事會**」)於相關期間(定義見下文(d)段)一次或多次行使本公司全部權力在聯交所購回本公司股本中已發行的每股面值為人民幣1元的境外上市外資股(「**H股**」)；

(b) 在相關期間(定義見下文(d)段)根據上文(a)段之授權獲授予購回之H股面值總額不得超過於本決議案獲通過當日本公司已發行H股面值總額之10%；

(c) 上文(a)段授予之授權須待下列條件獲達成後，方可行使：

(i) 於本通告所載舉行本公司內資股(「**內資股**」)類別股東大會之日(或延遲舉行內資股類別股東大會(如適用)之日期)舉行之臨時股東大會及H股類別股東大會上，分別通過特別決議案，條款與本段(惟第(c)(i)分段除外)所載決議案之條款相同；

(ii) 本公司已取得國務院國有資產監督管理委員會及中國國家外匯管理局(或彼等各自之接掌權力機關)及／或中國法律、準則及制度規定下任何其他監管機關(如適用)之批准；及

(iii) 根據本公司之公司章程(「**章程**」)第28條所載之通知程序，本公司任何債權人並無要求本公司清償債務或就任何尚欠任何債權人之款項提供償債擔保(或如本公司任何債權人要求本公司清償債務或提供償債擔保，本公司已全權決定清償債務或就有關欠款提供擔保)；

(d) 就本特別決議案而言，「**相關期間**」乃指本特別決議案獲通過當日起至下列較早之日期止之期間：

(i) 在本特別決議案通過後之本公司下一次股東周年大會結束時；及

(ii) 本公司股東於任何股東大會上通過特別決議案或本公司H股股東或內資股股東於各自的類別股東大會上通過特別決議案撤回或修改本特別決議案所賦予之授權之日；及

(e) 待取得所有中國有關政府機關批准購回該等H股的情況下，授權董事會：

(i) 於本公司按上文(a)段所賦予之授權購回H股後，在董事會認為合適的情況對章程進行相應修訂，藉以削減本公司的註冊股本，並反映本公司的新股本結構；及

(ii) 向中國有關政府機關提交本公司經修訂之章程備案。」

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長

中華人民共和國，北京
二零零九年一月八日

註冊辦事處：
中華人民共和國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

附註：

1. 本公司將於二零零九年一月二十三日至二零零九年二月二十四日(包括首尾兩天)暫停辦理H股過戶登記。於二零零九年一月二十二日營業時間結束時已經登記在本公司股東名冊上的H股及內資股持有人均有權出席臨時股東大會及類別股東大會。H股過戶文件須於二零零九年一月二十二日下午四時三十分之前送交本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，受讓人方可出席臨時股東大會及H股類別股東大會。

2. 凡有權出席臨時股東大會並於會上投票的股東均可委任一位或以上代理人代其出席臨時股東大會並代其投票。凡有權出席H股類別股東大會並於會上投票的H股股東均可委任一位或以上代理人代其出席H股類別股東大會並代其投票。凡有權出席內資股類別股東大會並於會上投票的內資股股東均可委任一位或以上代理人代其出席內資股類別股東大會並代其投票。

3. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股股東而言，經過公證的授權書或其他授權文件和代表委任表格須在大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股股東而言，上述文件必須在相同時限內送達香港證券登記有限公司，方為有效。

4. 擬親自或由代理人代表出席臨時股東大會及類別股東大會的股東，須於二零零九年二月四日或之前將出席臨時股東大會及類別股東大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

5. 臨時股東大會及類別股東大會預計需時半天。擬出席臨時股東大會及類別股東大會的股東或其代理人須自行承擔交通費及住宿費。

6. 填妥並交回代表委任表格後，股東仍可親身出席相關會議或其任何續會，並於會上投票。在此情況下，其代表委任表格將視為自行撤銷。

7. 於本通告日期，本公司董事會包括：

執行董事　：　徐強先生(*董事長*)、崔志雄先生、肖殷洪先生及朱曉星先生；

非執行董事　：　王全華先生、羅朝庚先生、宮國魁先生、桀剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生；

獨立非執行董事　：　易永發先生、袁耀輝先生及蔡敬金先生。

ong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT

The board of directors (the "**Board**") of TravelSky Technology Limited (the "**Company**") announced that on 9 January 2009 it came to its notice that the notice regarding the announcement of the List of 2008 Important Software Enterprises under the National Planning Layout was jointly issued to relevant government departments by the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Commerce and the State Administration of Taxation of the People's Republic of China (the "**PRC**") on 31 December 2008. According to such notice, the Company was recognized as one of the "Important Software Enterprises under the National Planning Layout" in 2008.

According to the Policies for Encouraging the Development of Software and Integrated Circuit Industries (《鼓勵軟件產業和集成電路產業發展的若干政策》) (Guo Fa (2000) No. 18) (國發(2000)18號) issued by the State Council, recognized Important Software Enterprises under the National Planning Layout which were not in their tax holiday period are entitled to enjoy the above preferential enterprise income tax rate of 10% ("**Preferential Tax Rate**") in the relevant year.

The Enterprise Income Tax Law of the PRC implemented since 1 January 2008 unified the income tax rate for enterprises in the PRC to 25%. The Company provided enterprise income tax for the financial year 2008 at the statutory income tax rate of 25%.

According to the above policies, the Company can enjoy the Preferential Tax Rate in the financial year 2008. Since the PRC enterprise income tax paid by the Company in 2008 was based on the rate of 25%, the excess amount paid in the financial year 2008 (being the difference between the enterprise income tax charged at a rate of 25% and that at 10%) will be refunded to the Company in the subsequent financial year.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 9 January 2009

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors	:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors	:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, stock broker, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS;
REVISED NOTICES OF EGM AND CLASS MEETINGS
AND
NOTICE OF EGM 2

Independent financial adviser to
the Independent Board Committee and the Independent Shareholders


招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A letter from the Board is set out on pages 1 to 11 of this circular. A letter from the Independent Board Committee is set out on page 12 of this circular. A letter from China Merchants containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 13 to 25 of this circular.

Revised notices of the EGM and the Class Meetings postponed to be held on 3 March 2009 at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the People's Republic of China are set out on pages 29 to 38 of this circular. Whether or not you intend to be present at the said meeting(s), you are requested to complete the accompanying revised forms of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (in case of holders of H shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China (in case of holders of domestic shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the revised form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

A notice convening the EGM 2 to be held at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the People's Republic of China at 9:30 a.m. on 3 March 2009 is set out on pages 39 to 41 of this circular. Whether or not you intend to be present at the EGM 2, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed on it to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (in case of holders of H shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China (in case of holders of domestic shares), no later than 24 hours before the time fixed for holding the EGM 2 or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM 2 or any adjournment thereof if you so wish.

12 January 2009

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"2006 Circular"	the Company's circular dated 7 April 2006 in relation to, among other things, the Shanghai Airline Services Agreement
"2007 Dec Circular"	the Company's circular dated 10 December 2007 in relation to, among other things, the Existing Sichuan Airline Services Agreement
"2007 March Circular"	the Company's circular dated 7 March 2007 in relation to the Existing Air China Airline Services Agreement
"2008 Circular"	the Company's circular dated 8 January 2009 in relation to, among other things, the appointment and resignation of the Directors, the resignation of the supervisors of the Company, the amendments to the articles of association of the Company and the grant of the Repurchase Mandate (as defined therein)
"Air China"	Air China Limited (中國國際航空股份有限公司), a subsidiary of CNA Holding and a company listed on the Main Board of the Stock Exchange
"Annual Caps"	the expected maximum amount of fees payable by (1) Sichuan Airlines under the Renewed Sichuan Airline Services Agreement and (2) Air China under the Renewed Air China Airline Services Agreement for the year ending 31 December 2009, and the expected maximum amount of fees payable by Shanghai Airlines under the Shanghai Airline Services Agreement for the ten months ending 31 October 2009
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of the Directors
"CAAC"	中國民用航空局 (Civil Aviation Administration of China), the administrative authority in the civil aviation industry in the PRC
"China Merchants"	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a corporation licensed to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

"Class Meetings"	the class meeting for holders of H Shares to be held immediately after the conclusion of the EGM and the class meeting for holders of Domestic Shares to be held immediately after the conclusion of the said class meeting for holders of H Shares, the respective revised notices of which are set out on pages 29 to 38 of this circular
"CNA Holding"	China National Aviation Holding Company (中國航空集團公司), a promoter and a substantial shareholder of the Company
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Connected Airline Services Agreement"	the Renewed Air China Airline Services Agreement, the Renewed Sichuan Airline Services Agreement and the Shanghai Airline Services Agreement
"Connected Airlines"	Air China, Sichuan Airlines and Shanghai Airlines
"Continuing Connected Transactions"	the transactions contemplated under the Renewed Air China Airline Services Agreement, the Shanghai Airline Services Agreement and the Renewed Sichuan Airline Services Agreement
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company (which was convened to be held at 10:00 a.m. on 24 February 2009 as set out in the Company's notice of extraordinary general meeting dated 8 January 2009 and is postponed to be held at 10:00 a.m. on 3 March 2009) for the purpose of, among other things, approving the appointment and resignation of the Directors, the resignation of the supervisors of the Company, the amendments to the articles of association of the Company and the grant of the Repurchase Mandate (as defined in the 2008 Circular), the revised notice of which is set out on pages 29 to 38 of this circular
"EGM 2"	the extraordinary general meeting of the Company convened to be held at 9:30 a.m. on 3 March 2009 for the purpose of approving the Continuing Connected Transactions and the Annual Caps by the Independent Shareholders, the notice of which is set out on pages 39 to 41 of this circular
"Existing Air China Airline Services Agreement"	the agreement dated 1 December 2006 and entered into between the Company and Air China in relation to the Technology Services, particulars of which are set out in the 2007 Dec Circular

"Existing Sichuan Airline Services Agreement"	the agreement dated 14 November 2007 and entered into between the Company and Sichuan Airlines in relation to the Technology Services, particulars of which are set out in the 2007 Dec Circular
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the independent board committee of the Company established by the Company which comprises Yick Wing Fat, Simon, Yuan Yaohui and Chua Keng Kim to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the Annual Caps
"Independent Shareholders"	the Shareholders, other than Shanghai Airlines, Sichuan Airlines, Air China and their respective associates
"Latest Practicable Date"	9 January 2009, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China
"Renewed Air China Airline Services Agreement"	the agreement dated 30 December 2008 and entered into between Air China and the Company in relation to the Technology Services
"Renewed Sichuan Airline Services Agreement"	the agreement dated 30 December 2008 and entered into between the Company and Sichuan Airlines in relation to the Technology Services
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shanghai Airline Services Agreement"	the agreement dated 5 November 2004 and entered into between the Company and Shanghai Airlines in relation to the Technology Services, particulars of which are set out in the 2006 Circular
"Shanghai Airlines"	Shanghai Airlines Company Limited (上海航空股份有限公司), a promoter of the Company

"Sichuan Airlines"	Sichuan Airlines Company Limited (四川航空股份有限公司), a subsidiary of Sichuan Air Group Company (四川航空集團公司) which is a promoter of the Company
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services"	various aviation information technology services and ancillary support to be provided by the Group to the Connected Airlines as set out in the paragraph headed "Continuing Connected Transactions" in the Letter from the Board in this circular
"%"	per cent.

For the purpose of this circular, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and does not constitute a representation that any amount have been, could have been or may be exchanged.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Xu Qiang *(Chairman)*
Cui Zhixiong
Xiao Yinhong
Zhu Xiaoxing
Wang Quanhua#
Luo Chaogeng#
Gong Guokui#
Rong Gang#
Sun Yongtao#
Liu Dejun#
Xia Yi#
Song Jian#
Yick Wing Fat, Simon##
Yuan Yaohui##
Chua Keng Kim##

\# *Non-executive Directors*
\#\# *Independent Non-executive Directors*

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
The PRC

12 January 2009

To the Shareholders

Dear Sir/Madam

**CONTINUING CONNECTED TRANSACTIONS;
REVISED NOTICES OF EGM AND CLASS MEETINGS
AND
NOTICE OF EGM 2**

1. BACKGROUND

As set out in the Company's announcements dated 31 December 2008 and 5 January 2009, the Company has entered into the Connected Airline Services Agreements and the Directors propose to seek the Independent Shareholders' approval for the Continuing Connected Transactions and the Annual Caps at the EGM 2.

The purposes of this circular are to provide you with, among other things, (i) further details of the Continuing Connected Transactions; (ii) a letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transactions and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM 2 to consider, if thought fit, and approve the resolutions in respect of the Continuing Connected Transactions and the Annual Caps.

2. CONTINUING CONNECTED TRANSACTIONS

Background

As set out in the 2006 Circular, the Company entered into the Shanghai Airline Services Agreement with Shanghai Airlines pursuant to which the Group shall provide the Technology Services to Shanghai Airlines from 1 November 2004 to 31 October 2009. The Company has sought independent shareholders' approval of the Shanghai Airline Services Agreement and the maximum amount of fees payable by Shanghai Airlines to the Company under the Shanghai Airline Services Agreement for the three years ending 31 December 2008 at the Company's extraordinary general meeting held on 25 May 2006. The Company proposes to seek the independent shareholders' approval for the maximum amount of fees payable by Shanghai Airlines to the Company under the Shanghai Airline Services Agreement for the ten months ending 31 October 2009 at the EGM 2.

As set out in the 2007 Dec Circular, the Company entered into the Existing Sichuan Airline Services Agreement pursuant to which the Group shall provide the Technology Services to Sichuan Airlines from 1 January 2008 to 31 December 2008. The Existing Sichuan Airline Services Agreement expired on 31 December 2008. The Company and Sichuan Airlines agreed to renew the Existing Sichuan Airline Services Agreement for one year. The Company has entered into the Renewed Sichuan Airline Services Agreement.

As set out in the 2007 March Circular, the Company entered into the Existing Air China Airline Services Agreement with Air China pursuant to which the Group shall provide the Technology Services to Air China from 1 January 2006 to 31 December 2008. The Existing Air China Airline Services Agreement expired on 31 December 2008. The Company and Air China entered into the Renewed Air China Airline Services Agreement.

Particulars of the Connected Airline Services Agreements are set out below:

The Renewed Sichuan Airline Services Agreement

Date	:	30 December 2008
Parties	:	The Company (as provider of the Technology Services); and Sichuan Airlines (as recipient of the Technology Services).
Term	:	1 January 2009 to 31 December 2009

The Shanghai Airline Services Agreement

Date	:	5 November 2004
Parties	:	The Company (as provider of the Technology Services); and Shanghai Airlines (as recipient of the Technology Services).
Term	:	1 November 2004 to 31 October 2009
Number of years of renewal	:	Five *(Note 1)*

The Renewed Air China Airline Services Agreement

Date	:	30 December 2008 *(Note 2)*
Parties	:	The Company (as provider of the Technology Services); and Air China (as recipient of the Technology Services).
Term	:	1 January 2009 to 31 December 2009

Notes:

1. As set out in the 2006 Circular, the independent financial advisers in respect of, among others, the Shanghai Airline Services Agreement, considered that the term of the Shanghai Airline Services Agreement which is more than three years would be beneficial to Group and it is a normal business practice for contracts of such type to be of such duration for the reasons set out in their letter of advice set out on pages 15 to 26 of the 2006 Circular.

2. Though this agreement was signed by the parties on 30 December 2008, this agreement was approved, confirmed and ratified by the Directors on 5 January 2009.

Services to be provided under the Connected Airline Services Agreements

Services	:	The services to be provided by the Group to the Connected Airlines under the Connected Airline Services Agreements will cover:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees	:	The service fees for the Technology Services payable by the Connected Airlines under the Connected Airline Services Agreements are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, the Connected Airlines are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by the Connected Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

3. INFORMATION ON THE CONNECTED AIRLINES

Sichuan Airlines

Sichuan Airlines is owned as to 40% by Sichuan Air Group Company (a promoter of the Company), 39% by China Southern Airlines Company Limited which is a subsidiary of China Southern Air Holdings Company (a promoter of the Company), 10% by Shanghai Airlines (a promoter of the Company) and 10% by Shandong Airlines Company Limited (a promoter of the Company). Sichuan Airlines is an associate of Sichuan Air Group Company (a promoter of the Company) and is thus a connected person of the Company.

Sichuan Airlines is principally engaged in airline operation in the PRC.

Shanghai Airlines

Shanghai Airlines is a promoter of the Company and thus a connected person of the Company.

Shanghai Airlines is principally engaged in airline operation in the PRC.

Air China

Air China is a subsidiary of CNA Holding, which is a promoter and a substantial shareholder of the Company holding about 10.07% of the entire issued share capital of the Company as at the Latest Practicable Date. Air China is an associate of CNA Holding and therefore, a connected person of the Company.

Air China (together with its subsidiaries) is principally engaged in the provision of air passenger, air cargo and airline-related services in the PRC.

4. HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the amount of the transactions between the Connected Airlines and the Company for the three years ended 31 December 2007:

	Year ended 31 December		
Connected Airlines	**2005**	**2006**	**2007**
Sichuan Airlines	RMB49,116,000 (equivalent to approximately HK$55,814,000)	RMB60,753,000 (equivalent to approximately HK$69,038,000)	RMB68,420,000 (equivalent to approximately HK$77,750,000)
Shanghai Airlines	RMB81,908,000 (equivalent to approximately HK$93,077,000)	RMB79,347,000 (equivalent to approximately HK$90,167,000)	RMB99,295,000 (equivalent to approximately HK$112,835,000)
Air China	RMB202,532,000 (equivalent to approximately HK$230,150,000)	RMB226,965,000 (equivalent to approximately HK$257,915,000)	RMB241,469,000 (equivalent to approximately HK$274,397,000)

The transactions between the Connected Airlines and the Company for the three years ended 31 December 2007 mentioned above did not exceed the annual caps for such transactions as set out in the 2006 Circular and the 2007 March Circular .

Based on the unaudited management accounts of the Group for the ten months ended 31 October 2008, the transactions between the Connected Airlines and the Company for the ten months ended 31 October 2008 have not exceeded the applicable annual caps ("**2008 Annual Caps**") set for the year ending 31 December 2008 as set out in the 2006 Circular, the 2007 March Circular and the 2007 Dec Circular, and the Directors expect that such transactions for the year ending 31 December 2008 will not exceed the 2008 Annual Caps.

The Directors expect that, barring unforeseen circumstances, (1) the Continuing Connected Transactions with each of Shanghai Airlines and Sichuan Airlines from 1 January 2009 to the date of the EGM 2 (assuming that it will be held by 31 March 2009), will not exceed the de minimis threshold under Rule 14A.34 of the Listing Rules; and (2) the Continuing Connected Transactions with Air China from 1 January 2009 to the date of the EGM 2 (assuming that it will be held by 31 March 2009) may exceed the de minimis threshold under Rule 14A.34 of the Listing Rules.

5. ANNUAL CAPS

Set out below is a summary of the Annual Caps of the Continuing Connected Transactions entered or to be entered between the Connected Airlines and the Company under the Connected Airline Services Agreements:

Connected Airlines	Year ending 31 December 2009
Sichuan Airlines	RMB98,525,000 (equivalent to approximately HK$111,960,000)
Shanghai Airlines	RMB119,154,000 (equivalent to approximately HK$135,402,000) *(Note: It is for the ten months ending 31 October 2009)*
Air China	RMB347,716,000 (equivalent to approximately HK$395,132,000)

The Annual Caps set out above are determined by reference to (i) in respect of Sichuan Airlines and Air China, the historical annual transaction amounts of the Continuing Connected Transactions between such Connected Airlines and the Company for the three years ended 31 December 2007 and the ten months ended 31 October 2008; (ii) the estimated growth of the transaction volume taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips; and (iii) in respect of Shanghai Airlines, the Shanghai Airline Services Agreement will expire on 31 October 2009. The Directors estimate that the Continuing Connected Transactions with such Connected Airlines will increase by about 15% to 20% per annum and 20% is used in determining the amount of the Annual Caps.

The Directors are of the view that the Annual Caps are fair and reasonable.

6. REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC.

The provision of the Technology Services to the Connected Airlines is in the ordinary and usual course of business of the Group. The Group will receive service fees for the Technology Services from the Connected Airlines under the Connected Airline Services Agreements and thus, will increase the total revenue of the Group.

The Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Directors are of the view that the Continuing Connected Transactions are on normal commercial terms and the terms of the Continuing Connected Transactions are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

7. LISTING RULES REQUIREMENTS

Given that the Connected Airlines are connected persons of the Company as mentioned above, the Continuing Connected Transactions constitute continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

Since the Percentage Ratios for the Continuing Connected Transactions with each of the Connected Airlines on an annual basis exceed 2.5%, the Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Company will disclose information in relation to the Continuing Connected Transactions in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

8. THE EGM 2

The EGM 2 will be held at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the PRC at 9:30 a.m. on Tuesday, 3 March 2009 to consider and, if thought fit, approve, among other matters, the transactions contemplated under the Continuing Connected Transactions and the Annual Caps. Notice of the EGM 2 is set out on pages 39 to 41 of this circular.

A form of proxy for use at the EGM 2 is enclosed with this circular. Whether or not you intend to be present at the EGM 2, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed on it to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (in case of holders of H Shares) or the Company's registered office at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of Domestic Shares), no later than 24 hours before the time fixed for holding the EGM 2 or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM 2 or any adjournment thereof if you so wish.

9. THE POSTPONED EGM AND THE POSTPONED CLASS MEETINGS

As set out in the notices of the EGM and the Class Meetings dated 8 January 2009 of the Company, the EGM and the Class Meetings were convened to be held on 24 February 2009. In order to hold the EGM, the Class Meetings and the EGM 2 on the same day, the EGM and the Class Meetings are postponed to be held on 3 March 2009. Revised notices of the EGM and the Class Meetings are set out on pages 29 to 38 of this circular.

The book closure period for determining the entitlement to attend the EGM and the Class Meetings will change from, 23 January 2009 to 24 February 2009 (both days inclusive) as set out in the notices of the EGM and the Class Meetings dated 8 January 2009 of the Company, to 30 January 2009 to 3 March 2009 (both days inclusive). The register of holders of H Shares of the Company will be closed from 30 January 2009 to 3 March 2009 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of the H Shares and Domestic Shares whose names appear on the register of members of the Company at the close of business on 29 January 2009 are entitled to attend the postponed EGM and the postponed Class Meetings. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 29 January 2009 in order to entitle the transferee to attend the postponed EGM and the postponed Class Meeting for holders of H Shares.

Revised forms of proxy for use at the postponed EGM and the postponed Class Meetings are enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the revised forms of proxy in accordance with the instructions printed thereon and return the same to the Registrar at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (in case of holders of H Shares) or the Company's registered office at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of Domestic Shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy or revised form of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

For avoidance of doubt, forms of proxy for the EGM and the Class Meetings which have been despatched to the Shareholders by the Company together with the 2008 Circular on 8 January 2009 and which have been properly executed and returned to the Company remain valid for the postponed EGM and the postponed Class Meetings, unless (1) the relevant Shareholders elect to complete and return the revised forms of proxy, or (2) the relevant Shareholders elect to attend in person and vote at the postponed EGM and the postponed Class Meetings, or (3) the relevant Shareholders elect to revoke the forms of proxy that they have already completed and returned to the Company.

10. VOTING ARRANGEMENTS

Under the Listing Rules, the Continuing Connected Transactions and the Annual Caps are subject to the approval of the Independent Shareholders. Accordingly, the Connected Airlines with a material interest in the Continuing Connected Transactions and their respective associates will abstain from voting on the resolutions to approve the Continuing Connected Transactions and the Annual Caps. As at the Latest Practicable date, Shanghai Airlines was interested in 11,453,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 0.59% of the total issued share capital of the Company, Sichuan Airlines was interested in 3,445,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 0.19% of the total issued share capital of the Company; and CNA Holding was interested in 89,433,500 domestic shares of RMB1 each in the issued share capital of the Company, representing about 10.07% of the total issued share capital of the Company.

11. POLL PROCEDURE

Pursuant to Rule 13.39 of the Listing Rules, all votes of the Shareholders at the EGM, the EGM 2 and the Class Meetings must be taken by poll.

Pursuant to article 73 of the Articles of Association of the Company, voting by poll can be demanded:

(i) by the chairman of such meeting;

(ii) by at least two Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by shareholder(s) of the Company present in person or by proxy(ies) and holding 10% or more Shares conferring a right to vote at the meeting on his/her own or in aggregate.

12. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 12 of this circular and the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders in connection with the Continuing Connected Transactions and the Annual Caps and the principal factors and reasons considered by it in arriving at such advice set out on pages 13 to 25 of this circular.

The Independent Board Committee, having taken into account the advice of China Merchants, considers that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions approving the Continuing Connected Transactions and the Annual Caps at the EGM 2.

13. GENERAL

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

12 January 2009

To the Independent Shareholders

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular ("**Circular**") issued by the Company to its shareholders dated 12 January 2009 of which this letter forms part. Capitalised terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed by the Board to consider the Continuing Connected Transactions. China Merchants has been appointed as independent financial adviser to advise us and the Independent Shareholders in this respect.

We wish to draw your attention to the letter from the Board and the letter from China Merchants set out in the Circular. Having considered the principal factors and reasons considered by, and the advice of, China Merchants set out in its letter of advice set out in the Circular, we consider that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions approving the Continuing Connected Transactions and the Annual Caps at the EGM 2.

Yours faithfully,
For and on behalf of the
Independent Board Committee

Yick Wing Fat, Simon
Yuan Yaohui
Chua Keng Kim

Independent Non-executive Directors

The following is the text of the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.


招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor,
One Exchange Square,
Central,
Hong Kong

12 January 2009

TravelSky Technology Limited
Floor 18-20, South Wing, Park C,
Raycom InfoTech Park,
No. 2 Ke Xue Yuan South Road,
Haidian District, Beijing 100190,
The PRC

To: the Independent Board Committee and the Independent Shareholders of TravelSky Technology Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions and the Annual Caps, details of which are contained in the letter from the Board (the "**Letter from the Board**") of the circular dated 12 January 2009 (the "**Circular**") issued by the Company to the Shareholders, of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

As referred to in the Letter from the Board, the Connected Airlines are connected person of the Company under the Listing Rules. Thus, the transactions contemplated under the Connected Airline Services Agreements constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules. Given that the Percentage Ratios for the Continuing Connected Transactions with each of the Connected Airlines on an annual basis exceed 2.5%, the Continuing Connected Transactions constitute non-exempt continuing connected transactions for the Company under the Chapter 14A of the Listing Rules. Thus, the Continuing Connected Transactions are subject to the approval by the Independent Shareholders at the EGM 2.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide you with an independent opinion and recommendation as to (1) whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole; and (2) whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Group, the Directors and the Group's management to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due enquiries. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and will continue to be true at the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Group, the Directors and the Group's management, and have been advised by the Directors that no material facts have been omitted from the information provided by or referred to in the Circular.

In rendering our opinion, we have researched, analyzed and relied on information in relation to the Group, the Continuing Connected Transactions and the Annual Caps as set out below:

(i) the Renewed Air China Airline Services Agreement;

(ii) the Renewed Sichuan Airline Services Agreement;

(iii) the Shanghai Airline Services Agreement;

(iv) the Existing Air China Airline Services Agreement;

(v) the Existing Sichuan.Airline Services Agreement;

(vi) the annual report of the Company for the year ended 31 December 2006 (the "**2006 Annual Report**");

(vii) the annual report of the Company for the year ended 31 December 2007 (the "**2007 Annual Report**");

(viii) the official website of the Company;

(ix) the 2006 Circular;

(x) the 2007 March Circular;

(xi) the 2007 Dec Circular; and

(xii) the Circular.

We have also researched, analyzed and relied on information as set out below:

(i) China Statistical Yearbook 2007 (《中國統計年鑑－2007年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局);

(ii) the report headed "Production statistics report for civil aviation airports in 2006" (《2006年民航機場生產統計公報》) published on the official website of CAAC on 21 March 2007;

(iii) the report headed "Production statistics report for civil aviation airports in 2007" (《2007年民航機場生產統計公報》) published on the official website of CAAC on 6 March 2008; and

(iv) the statistics published on the official websites of Air China and Shanghai Airlines.

We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information. Such relevant information provides us with a basis on which we have been able to formulate our independent opinion.

We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under the Rule 13.80 of the Listing Rules (including the notes thereto) to formulate our opinion and recommendation. We have not, however, conducted any form of in-depth investigations into the business affairs, financial position and future prospects of the Group and the parties to the Continuing Connected Transactions, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Group, the Directors and the Group's management.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation regarding the Continuing Connected Transactions and the Annual Caps, we have taken into account the following principal factors and reasons:

I. BACKGROUND

1. Information on the Group

The Group is principally engaged in the provision of aviation information technology services in the PRC. As referred to in the 2007 Annual Report, being a leading provider of information technology solutions for the China's aviation and travel industry, the Group is at a core position along the value chain of China's aviation and travel service distribution. While the Group provides advanced aviation information technology and extended services to the Chinese commercial airlines, it also distributes commercial airline products and services to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers.

The Group's turnover for each of the three years ended 31 December 2007 is set out below:

	Year ended 31 December		
	2005	**2006**	**2007**
	(RMB'000)	*(RMB'000)*	*(RMB'000)*
	(Audited)	(Audited)	(Audited)
The Group's turnover	1,496,784	1,711,705	2,001,903

Source: the 2006 Annual Report and the 2007 Annual Report

The Group's information in respect of bookings of seats of commercial airlines of the PRC for each of the four years ended 31 December 2007 is set out below:

Bookings of seats of commercial airlines of the PRC


Bookings
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
2004
2005
2006
2007
Year

Source: the official website of the Company

From the year ended 31 December 2005 to the year ended 31 December 2007, (i) the Group's audited turnover achieved a compound average growth rate ("**CAGR**") of approximately 15.6% per annum; and (ii) the Group's total bookings on seats of flights of commercial airlines of the PRC achieved a CAGR of approximately 15.4% per annum. As advised by the Directors, the growth in the Group's turnover and total bookings of seats of flights of commercial airlines of the PRC were attributable to: (i) the rapid economic growth in the PRC; (ii) the increase of international trade between the PRC and other countries; and (iii) the growing aviation and tourist industries in the PRC.

2. Information on Air China, Sichuan Airlines and Shanghai Airlines

Set our below is the background of each of Air China, Sichuan Airlines and Shanghai Airlines:

Entities	**Background**
Air China	Air China Limited (中國國際航空股份有限公司), is a subsidiary of CNA Holding, which in turn is a promoter and a substantial shareholder of the Company holding about 10.07% of the entire issued share capital of the Company as at the Latest Practicable Date. Air China is an associate of CNA Holding and therefore is a connected person of the Company. Air China (together with its subsidiaries) is principally engaged in the provision of air passenger, air cargo and airline-related services in the PRC.
Sichuan Airlines	Sichuan Airlines Company Limited (四川航空股份有限公司), which is owned as to 40% by Sichuan Air Group Company (a promoter of the Company), 39% by China Southern Airlines Company Limited which in turn is a subsidiary of China Southern Air Holdings Company (a promoter of the Company), 10% by Shanghai Airlines (a promoter of the Company) and 10% by Shandong Airlines Company Limited (a promoter of the Company). Sichuan Airlines is an associate of Sichuan Air Group Company (a promoter of the Company) and is thus a connected person of the Company. Sichuan Airlines is principally engaged in airline operation in the PRC.
Shanghai Airlines	Shanghai Airlines Company Limited (上海航空股份有限公司) is a promoter of the Company and thus a connected person of the Company. Shanghai Airlines is principally engaged in airline operation in the PRC.

The information on the number of passengers carried by and revenue passenger kilometers (the "**RPK**", being a measure of passengers) of Sichuan Airlines is not published on its official website. Set out below is the information on the number of passengers carried by each of Air China and Shanghai Airlines from 2005 to 2007:

	Year ended 31 December			
Airlines	**2005**	**2006**	**2007**	**CAGR**
	(in approximate million)	*(in approximate million)*	*(in approximate million)*	
Air China	27.69	31.50	34.83	12.2%
Shanghai Airlines	6.79	7.79	9.45	18.0%

Source: the official websites of Air China and Shanghai Airlines

Set out below is the information on RPK by each of Air China and Shanghai Airlines from 2005 to 2007:

	Year ended 31 December			
Airlines	**2005**	**2006**	**2007**	**CAGR**
	(in approximate million)	*(in approximate million)*	*(in approximate million)*	
Air China	52,404.8	60,322.1	66,986.1	13.1%
Shanghai Airlines	8,780.3	10,103.1	12,733.2	20.4%

Source: the official websites of Air China and Shanghai Airlines

Based on the above, we noted that, from the year ended 31 December 2005 to the year ended 31 December 2007, (i) the CAGR of the number of passengers carried by each of Air China and Shanghai Airlines ranged between approximately 12.2% and 18.0% per annum; and (ii) the CAGR of the RPK of each of Air China and Shanghai Airlines ranged between approximately 13.1% and 20.4% per annum. We consider that the aforesaid increases in the number of passengers carried by and RPK of Air China and Shanghai Airlines demonstrated the business growth of these airlines.

3. Economy and aviation industry in the PRC

Based on (i) the report headed "Production statistics report for civil aviation airports in 2007" (《2007年民航機場生產統計公報》) published on the official website of CAAC on 6 March 2008; and (ii) the report headed "Production statistics report for civil aviation airports in 2006" (《2006年民航機場生產統計公報》) published on the official website of CAAC on 21 March 2007, the number of passenger traffic of the PRC airports (measured by number of passengers) in the PRC increased from approximately 284.4 million for the year ended 31 December 2005 to approximately 387.6 million for the year ended 31 December 2007, representing a CAGR of approximately 16.7% per annum.

Based on China Statistical Yearbook 2007 (《中國統計年鑑－2007年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局), from 2000 to 2006, the PRC's Gross Domestic Product increased from approximately RMB9,921 billion to approximately RMB21,087 billion, representing a CAGR of approximately 13.4% per annum.

Taking into account (i) the robust growth in the passenger traffic of the aviation industry in the PRC; (ii) the steady growth of the Gross Domestic Product in the PRC; and (iii) the CAGR of the Group's turnover of approximately 15.6% per annum from the year ended 31 December 2005 to the year ended 31 December 2007, the Directors expect that the Group's turnover will continue to grow in the coming years.

II. THE CONNECTED AIRLINE SERVICES AGREEMENTS

1. Reasons for and benefits of the entering into of the Connected Airline Services Agreements

We noted that:

(i) the details of the Existing Sichuan Airline Services Agreement were already set out in the 2007 Dec Circular, and such agreement was already approved at the extraordinary general meeting of the Company held on 25 January 2008;

(ii) the details of the Existing Air China Airline Services Agreement were already set out in the 2007 March Circular, and such agreement was already approved at the extraordinary general meeting of the Company held on 25 April 2007; and

(iii) the details of the Shanghai Airline Services Agreement from 1 November 2004 to 31 October 2009 were already set out in the 2006 Circular, and such agreement was already approved at the extraordinary general meeting of the Company held on 25 May 2006.

As advised by the Directors, (1) the Company on one hand, as well as Air China and Sichuan Airlines on the other hand, agreed to renew the Existing Air China Airline Services Agreement and the Existing Sichuan Airline Services Agreements for one year from 1 January 2009 to 31 December 2009; and (2) the Company proposes to seek the independent shareholders' approval for the maximum amount of fees payable by Shanghai Airlines to the Company under the Shanghai Airline Services Agreement for the 10 months ending 31 October 2009 at the EGM 2.

After reviewing the Connected Airline Services Agreements, we noted that the Technology Services provided under such agreements are similar to (i) the core business of the Group; and (ii) the transactions contemplated under the Existing Air China Airline Services Agreement, the Existing Sichuan Airline Services Agreement and the Shanghai Airline Services Agreement.

In light of the above, we consider that the entering into of the Connected Airline Services Agreements is in the ordinary and usual course of business of the Group. In addition, we concur with the Directors' view that the Continuing Connected Transactions would offer an important source of revenue to the Group.

2. The terms of the Connected Airline Services Agreements

As referred to in the Letter from the Board, the service fees for the Technology Services payable by the Connected Airlines under the Connected Airline Services Agreements are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is the same as the one disclosed in the Company's prospectus dated 29 January 2001. We have discussed with the Directors and were informed that the services fees to be charged by the Group under the Connected Airline Services Agreements are governed by the aforesaid pricing schedule prescribed by CAAC.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, the Connected Airlines are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume, and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by the Connected Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services, etc.; (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft; and (iii) fees for using the Company's data network services such as physical identified device connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

In this regard, we have reviewed the services fees to be charged by the Group under the Connected Airline Services Agreements, and noted that they are within the respective price ranges prescribed by CAAC. Based on the aforesaid, we consider that the service fees for the Technology Services under the Connected Airline Services Agreements, which is based on the price ranges prescribed by CAAC, is on normal commercial terms and is fair and reasonable so far as the Independent Shareholders are concerned.

Overall, we consider that the terms of the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

III. THE ANNUAL CAPS

1. The Annual Caps

Set out below is a summary of the annual caps for (i) the Renewed Air China Airline Services Agreement and the Renewed Sichuan Airline Services Agreements for the year ending 31 December 2009; (ii) the Shanghai Airline Services Agreement for the 10 months ending 31 October 2009; and (iii) the Existing Sichuan Airline Services Agreement, the Shanghai Airline Services Agreement and the Existing Air China Airline Services Agreement for the year ended 31 December 2008:

	Annual caps	
	for the year ended 31 December 2008 *(RMB)*	**for the year ending 31 December 2009** *(RMB)*
Renewed Sichuan Airline Services Agreement	N/A	98,525,000
Existing Sichuan Airline Services Agreement	102,672,570	N/A
Renewed Air China Airline Services Agreement	N/A	347,716,000
Existing Air China Airline Services Agreement	388,700,000 *(Note)*	N/A

Note: As set out on page 26 of the circular dated 16 June 2008 issued by the Company.

	Annual caps	
	for the year ended 31 December 2008	for the 10 months ending 31 October 2009
	(RMB)	*(RMB)*
Shanghai Airline Services Agreement	189,900,000	119,154,000

2. The historical transaction amounts of the Existing Sichuan Airline Services Agreement, the Shanghai Airline Services Agreement and the Existing Air China Airline Services Agreement

Set out below is a summary of the historical transaction amounts of the Existing Sichuan Airline Services Agreement, the Shanghai Airline Services Agreement and the Existing Air China Airline Services Agreement for the three years ended 31 December 2007:

	Historical transaction amount for the year ended 31 December		
	2005	**2006**	**2007**
	(RMB)	*(RMB)*	*(RMB)*
Existing Sichuan Airline Services Agreement	49,116,000	60,753,000	68,420,000
Shanghai Airline Services Agreement	81,908,000	79,347,000	99,295,000
Existing Air China Airline Services Agreement	202,532,000	226,965,000	241,469,000

Source: Letter from the Board

3. The comparison of historical amount of the Continuing Connected Transactions for the year ended 31 December 2007 and the Annual Caps

As advised by the Directors, the historical amounts of the Existing Sichuan Airline Services Agreement, the Shanghai Airline Services Agreement and the Existing Air China Airline Services Agreement for the year ended 31 December 2008 were not available as at the Latest Practicable Date. We also noted that:

(i) the annual cap for the Renewed Sichuan Airline Services Agreement for the year ending 31 December 2009 is higher than the historical transaction amount of the Existing Sichuan Airline Services Agreement for the year ended 31 December 2007 by approximately 44%. Such increase is equivalent to a CAGR of approximately 20% per annum during 2008 and 2009;

(ii) the annual cap for the Shanghai Airline Services Agreement for the 10 months ending 31 October 2009 is higher than the historical transaction amount of the same agreement for the year ended 31 December 2007 by approximately 20%; and

(iii) the annual cap for the Renewed Air China Airline Services Agreement for the year ending 31 December 2009 is higher than the historical transaction amount of the Existing Air China Airline Services Agreement for the year ended 31 December 2007 by approximately 44%. Such increase is equivalent to a CAGR of approximately 20% per annum during 2008 and 2009.

4. The basis for the Annual Caps

As referred to in the Letter from the Board, the Annual Caps are determined by reference to:

(i) in respect of Sichuan Airlines and Air China, the historical transaction amounts of the Continuing Connected Transactions between such Connected Airlines and the Company for the three years ended 31 December 2007 and the ten months ended 31 October 2008;

(ii) the estimated growth of the transaction volume, after taking into account the anticipated growth of China's aviation and travel industry as well as the increasing frequency of business trips; and

(iii) in respect of Shanghai Airlines, the Shanghai Airline Services Agreement will expire on 31 October 2009.

The Directors estimate that the transaction amount of the Continuing Connected Transactions will increase by about 15% to 20% per annum. Thus, a growth rate of 20% (the "**Adopted Growth Rate**") is adopted by the Group in determining the amount of the Annual Caps.

We wish to draw the attention of the Independent Board Committee and the Independent Shareholders that:

(i) as illustrated in Section I.1 of this letter, from the year ended 31 December 2005 to the year ended 31 December 2007, (i) the Group's audited turnover achieved a CAGR of approximately 15.6% per annum; and (ii) the Group's total bookings on seats of flights of commercial airlines of the PRC achieved a CAGR of approximately 15.4% per annum; and

(ii) as illustrated in Section I.2 of this letter, from the year ended 31 December 2005 to the year ended 31 December 2007, (i) the CAGR of the number of passengers carried by each of Air China and Shanghai Airlines ranged between approximately 12.2% and 18.0% per annum; and (ii) the CAGR of the RPK of each of Air China and Shanghai Airlines ranged between approximately 13.1% and 20.4% per annum.

Based on the foregoing, we consider that the Adopted Growth Rate is acceptable, taking into account (1) the Group's business growth during the three years ended 31 December 2007; and (2) the increase in the number of passengers carried by and RPK of Shanghai Airlines and Air China during the three years ended 31 December 2007.

5. Overall opinion on the Annual Caps

We consider that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, taking into account:

(i) the positive outlook of the civil aviation industry in the PRC;

(ii) the historical growth in the Group's turnover and the booking of seats of commercial airlines of the PRC through the Group's operations from 2005 to 2007;

(iii) the historical growth in the number of passengers carried by and the RPK of Shanghai Airlines and Air China from 2005 to 2007; and

(iv) the Annual Caps would facilitate the Group's business growth for the year ending 31 December 2009.

Based on the aforesaid, we consider that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that (1) the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole; and (2) the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the proposed resolutions to approve the Continuing Connected Transactions and the Annual Caps at the EGM 2. We also advise the Independent Shareholders to vote in favour of the proposed resolutions to approve the Continuing Connected Transactions and the Annual Caps at the EGM 2.

For and on behalf of
China Merchants Securities (HK) Co., Ltd.
Tony Wu
Managing Director and Head of
Investment Banking Department

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SHARE CAPITAL OF THE COMPANY

As at the Latest Practicable Date, the interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) held by the Directors, supervisor or chief executive of the Company which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules are as follow:

Name of Director	Number and class of shares *(Note 1)*	Capacity of Holder	Percentage to the corresponding share capital	Percentage to the total share capital *(Note 2)*
Chua Keng Kim	417,000 H shares (L) of RMB1 each	Interest of spouse	0.07%	0.02%

Notes:

1. (L) — Long position

2. The percentage to the total share capital is calculated based on the total number of 1,776,315,000 shares in issue of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, supervisor or chief executive of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

As at the Latest Practicable Date, each of China TravelSky Holding Company, China Southern Air Holding Company, China Eastern Air Holding Company and CNA Holding had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

As at the Latest Practicable Date,

(a) each of Mr Xu Qiang (Chairman of the Company) and Mr Cui Zhixiong (an executive Director) is an employee of China TravelSky Holding Company;

(b) each of Mr Cao Guangfu (a proposed non-executive Director) and Mr Gong Guokui (a non-executive Director) is an employee of CNA Holding;

(c) Mr Wang Quanhua (a non-executive Director) is an employee of China Southern Air Holding Company; and

(d) Mr Luo Chaogeng (a non-executive Director) is an employee of China Eastern Air Holding Company.

3. SERVICE AGREEMENT

As at the Latest Practicable Date, none of the Directors had entered or proposed to enter into a service agreement with any member of the Group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

4. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007, being the date to which the latest published audited financial statements of the Group were made up.

5. INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors or China Merchants had any interest, direct or indirect, in any asset which had been since 31 December 2007, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

6. MATERIAL INTEREST IN CONTRACTS

As at the Latest Practicable Date, none of the Directors was materially interested in any contracts or arrangement subsisting as at the date hereof which was significant in relation to the business of the Group.

7. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or their respective associates had any interest in any business apart from the Company's business which competes or is likely to compete, either directly or indirectly, with the Company's business.

8. EXPERT

China Merchants is licensed under the SFO for Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities as defined under the SFO. Its letter of advice to the Independent Board Committee and the Independent Shareholders dated as of the date of this circular was given for the purpose of incorporation herein.

China Merchants has given and has not withdrawn its written consent to the issue of this circular with copy of its letter and the reference to its name and its advice included in this circular in the form and context in which they respectively appear.

As at the Latest Practicable Date, China Merchants did not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

9. GENERAL

The English text of this circular shall prevail over the Chinese text in case of inconsistency.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copy of each of the Existing Air China Airline Services Agreement, the Existing Sichuan Airline Services Agreement and the Connected Airline Services Agreements will be available for inspection at the offices of Chiu & Partners, 41st Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours from the date of this circular up to and including the date of the EGM 2.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

REVISED NOTICE OF EXTRAORDINARY GENERAL MEETING
REVISED NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES
REVISED NOTICE OF CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES

NOTICE IS HEREBY GIVEN that the following meetings of TravelSky Technology Limited ("**Company**") (which were convened to be held on 24 February 2009 pursuant to the notices of extraordinary general meeting, notice of class meeting for H shares of the Company and notice of class meeting for domestic shares of the Company dated 8 January 2009 of the Company) are postponed to be held on Tuesday, 3 March 2009 at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the People's Republic of China ("**PRC**"):

(1) the extraordinary general meeting ("**EGM**") will be held at 10:00 a.m.;

(2) the class meeting for holders of H shares of the Company ("**H Shares**") will be held immediately as soon as the conclusion of the EGM as stated in (1) above or the adjournment thereof; and

(3) the class meeting for holders of domestic shares of the Company ("**Domestic Shares**") will be held immediately as soon as the conclusion of the aforesaid class meeting as stated in (2) above or the adjournment thereof.

These meetings are to be held for the following purposes:

EGM

SPECIAL RESOLUTIONS

1. To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) amendments to the articles of association of the Company ("**Articles**") as set out below be and they are hereby approved:

(i) Article 94 of the Articles:

By (aa) deleting the words "15 directors" and substituting therefor the words "9 directors"; (bb) deleting the words "two or more independent (non-executive) directors" and substituting therefor the words "at least three independent (non-executive) directors"; and (cc) deleting the phrase ", shall have three vice chairmen of the board of directors".

(ii) Article 95 of the Articles:

By deleting all the words "vice chairman of the board" contained in this Article.

(iii) Article 98 of the Articles:

By deleting the sentence "When the chairman of the board of directors is unable to exercise his powers of office, he shall appoint a deputy chairman to act on his behalf." and substituting therefor the sentence "When the chairman of the board of directors is unable to exercise his powers of office, one director of the Company as elected by more than half of the directors of the Company shall act on behalf of the chairman of the board of directors."

(iv) Article 117 of the Articles:

By (aa) deleting the words "9 supervisors" and substituting therefor the words "5 supervisors"; and (bb) deleting the words "more than 1 in dependent supervisors" and substituting therefor the words "one or more independent supervisors".

(The above is the English translation of the Chinese version of the above proposed amendments to the Articles. Should there be any inconsistencies between the English version and the Chinese version, the Chinese version shall prevail. The amended Articles will be effective upon registration with State Administration for Industry and Commerce, the PRC.)

(b) the directors ("**Directors**") of the Company be and they are hereby authorised to file the amended Articles with the State Administration for Industry and Commerce, the PRC; and

(c) the Directors be and they are hereby authorised to take any step or sign any document as they consider necessary desirable or expedient in connection with the amendments to the Articles and the transactions contemplated thereunder."

2. To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the PRC, The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board of Directors ("**Board**") be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph 2 (except for this sub-paragraph (c)(i)) at each of the class meeting for holders of domestic shares ("**Domestic Shares**") of the Company and the class meeting for holders of H Shares, both to be held on the date of the EGM as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

ORDINARY RESOLUTIONS

3. To consider and approve, conditional upon resolution numbered 1 above being passed, the resignation of Mr Gong Guokui from the office of a non-executive Director due to arrangement of his other work (which is not relating to the Company and its subsidiaries) with effect from the conclusion of the EGM; and to consider and approve the appointment of Mr Cao Guangfu as a non-executive Director with a term commencing on the conclusion of the EGM to the expiry of the third Board and to authorise the Board on behalf of the Company to execute necessary documents including service contract with him and determine his remuneration.

4. To consider and approve, in separate resolution and conditional upon resolution numbered 1 above being passed, (a) the resignation of Mr Zhu Xiaoxing from the office of an executive Director, and (b) the resignation of each of the following Directors from the office of a non-executive Director, all with effect from the conclusion of the EGM:

   (i) Mr Rong Gang;

   (ii) Mr Sun Yongtao;

   (iii) Mr Liu Dejun;

   (iv) Mr Xia Yi; and

   (v) Mr Song Jian.

5. To consider and approve, in separate resolution and conditional upon resolution numbered 1 above being passed, the resignation of each of Mr Jing Gongbin and Mr Zhang Yakun from the office of a shareholder representative supervisor ("**Supervisor**") of the Company and the resignation of each of Ms Wang Xiaomin and Mr Zhang Xin from the office of a staff representative Supervisor, with effect from the conclusion of the EGM.

MEETING FOR HOLDERS OF H SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the People's Republic of China ("**PRC**"), The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board ("**Board**") of directors ("**Directors**") of the Company be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at each of the extraordinary general meeting and the class meeting for holders of domestic shares of the Company ("**Domestic Shares**"), both to be held on the date of the class meeting for holders of H Shares as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

MEETING FOR HOLDERS OF DOMESTIC SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the People's Republic of China ("**PRC**"), The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board ("**Board**") of directors ("**Directors**") of the Company be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at each of the EGM and the class meeting for holders of H Shares, both to be held on the date of the class meeting for holders of domestic shares of the Company ("**Domestic Shares**") as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
12 January 2009

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
The People's Republic of China

Notes:

1. The register of holders of H Shares of the Company will be closed from 30 January 2009 to 3 March 2009 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of the H Shares and Domestic Shares whose names appear on the register of members of the Company at the close of business on 29 January 2009 are entitled to attend the EGM and the class meetings. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. by 4:30 p.m. on 29 January 2009 in order to entitle the transferee to attend the EGM and the class meeting for holders of H Shares.

2. Each shareholder who is entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his or her behalf at the EGM. Each holder of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Each holder of Domestic Shares who is entitled to attend and vote at such class meeting for the holders of Domestic Shares may appoint one or more proxies to attend and vote on his or her behalf at such class meeting.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy or revised form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the meeting. To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time. For avoidance of doubt, forms of proxy for the EGM and the class meetings which have been despatched to the shareholders by the Company together with the Company's circular dated 8 January 2009 on 8 January 2009 and which have been properly executed and returned to the Company REMAIN VALID for the EGM and the class meetings, unless (1) the relevant shareholders elect to complete and return the revised forms of proxy, or (2) the relevant shareholders elect to attend in person and vote at the EGM and the class meetings, or (3) the relevant shareholders elect to revoke the forms of proxy that they have already completed and returned to the Company.

4. Shareholders who intend to attend the EGM and the class meetings in person or by proxy should return the revised reply slips for attending the EGM and the class meetings to the registered address of the Company on or before 11 February 2009 in person, by mail or by fax. For avoidance of doubt, shareholders who have returned to the Company the reply slips (which were despatched to the shareholders by the Company together with the Company's circular dated 8 January 2009 on 8 January 2009) are still required to return to the Company the revised reply slips.

5. The EGM and the class meetings are expected to last for half a day. Shareholders (or their proxies) attending the EGM and the class meetings are responsible for their own transportation and accommodation expenses.

6. Completion and return of the forms of proxy or revised forms of proxy will not preclude a member from attending and voting in person at the relevant meeting or any adjournment thereof. If such member attends the meeting(s), his form(s) of proxy or revised form(s) of proxy will be deemed to have been revoked.

7. As at the date hereof, the board of the directors of the Company comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING 2

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM 2**") of TravelSky Technology Limited ("**Company**") will be held at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the People's Republic of China, at 9:30 a.m. on Tuesday, 3 March 2009 to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1. "**THAT** the Annual Caps (as defined in the circular ("**Circular**") of the Company dated 12 January 2009 (copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification)) for the transactions contemplated under the airline services agreement dated 5 November 2004 and entered into between the Company and Shanghai Airlines Company Limited (上海航空股份有限公司) for the ten months ending 31 October 2009 as shown in the Circular be and they are hereby approved and that the directors of the Company be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with such Annual Caps."

2. "**THAT**:

   (a) the renewal of the agreement ("**Renewed Sichuan Airline Services Agreement**") dated 14 November 2007 (a copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for the purpose of identification) and made between the Company and Sichuan Airlines Company Limited (四川航空股份有限公司) ("**Sichuan Airlines**") for a term of one year from 1 January 2009 to 31 December 2009 in relation to the provision of the Technology Services (as defined in the Circular) to Sichuan Airlines by the Group (as defined in the Circular) and all the transactions contemplated thereby; and

   (b) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Renewed Sichuan Airline Services Agreement for the year ending 31 December 2009 as shown in the Circular,

   be and they are hereby approved and that the directors of the Company be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Renewed Sichuan Airline Services Agreement and the transactions contemplated thereby."

3. "**THAT**:

(c) the renewal of the agreement ("**Renewed Air China Airline Services Agreement**") dated 1 December 2006 (a copy of which has been produced to the meeting marked "C" and signed by the chairman of the meeting for the purpose of identification) and made between the Company and Air China Limited (中國國際航空股份有限公司) ("**Air China**") for a term of one year from 1 January 2009 to 31 December 2009 in relation to the provision of the Technology Services (as defined in the Circular) to Air China by the Group (as defined in the Circular) and all the transactions contemplated thereby; and

(d) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Renewed Air China Airline Services Agreement for the year ending 31 December 2009 as shown in the Circular,

be and they are hereby approved and that the directors of the Company be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Renewed Air China Airline Services Agreement and the transactions contemplated thereby."

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
12 January 2009

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
The People's Republic of China

Notes:

1. The register of holders of H shares of the Company ("**H Shares**") will be closed from 30 January 2009 to 3 March 2009 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of the H Shares and domestic shares of the Company ("**Domestic Shares**") whose names appear on the register of members of the Company at the close of business on 29 January 2009 are entitled to attend the EGM 2. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 29 January 2009 in order to entitle the transferee to attend the EGM 2.

2. A member entitled to attend and vote at the EGM 2 is entitled to appoint one or more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the meeting. To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM 2 or any adjournment thereof. If such member attends the EGM 2, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM 2 in person or by proxy should return the reply slip for attending the EGM 2 to the registered address of the Company on or before 11 February 2009 personally or by mail or fax.

6. The EGM 2 is expected to last for half a day. Shareholders (or their proxies) attending the EGM 2 are responsible for their own transportation and accommodation expenses.

7. As at the date hereof, the board of the directors of the Company comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

此乃要件　請即處理

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢　閣下的註冊證券商、銀行經理、股票經紀、律師、專業會計師或其他適當獨立顧問。

閣下如已出售或轉讓名下所有**中國民航信息網絡股份有限公司**的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、持牌證券商或其他代理，以便轉交買主或受讓人。

香港交易及結算所有限公司及香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

持續關連交易；
經修訂臨時股東大會及類別股東大會通告
及
臨時股東大會通告二

獨立董事委員會及獨立股東之獨立財務顧問


招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

董事會函件載於本通函第1至11頁。獨立董事委員會函件載於本通函第12頁。招商證券函件（當中載有其向獨立董事委員會及獨立股東提供的意見），載於本通函第13至25頁。

本公司將於二零零九年三月三日於中華人民共和國北京王府井大街57號王府井大飯店二層會議室舉行押後的臨時股東大會及類別股東大會，經修訂大會通告載於本通函第29至38頁。無論　閣下是否擬出席上述會議，均務請將所附的經修訂代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室（就H股股東而言），或本公司的註冊辦公地址中華人民共和國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層（就內資股股東而言），且無論如何不遲於有關會議或其任何續會指定舉行時間24小時前交回。填妥及交回經修訂代表委任表格後，　閣下仍可親身出席有關會議或其任何續會，並於會上投票。

臨時股東大會二將於二零零九年三月三日上午九時三十分於中華人民共和國北京王府井大街57號王府井大飯店二層會議室舉行，大會通告載於本通函第39至41頁。無論　閣下是否擬出席臨時股東大會二，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室（就H股股東而言），或本公司的註冊辦公地址中華人民共和國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層（就內資股股東而言），且無論如何不遲於臨時股東大會二或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席臨時股東大會二或其任何續會，並於會上投票。

二零零九年一月十二日

目　錄

頁次

於本通函內，除文意另有所指外，下列詞語具有以下涵義：

「二零零六年通函」	指	本公司日期為二零零六年四月七日有關(其中包括)上海航空服務協議的通函
「二零零七年十二月通函」	指	本公司日期為二零零七年十二月十日有關(其中包括)現有四川航空服務協議的通函
「二零零七年三月通函」	指	本公司日期為二零零七年三月七日有關現有國航航空服務協議的通函
「二零零八年通函」	指	本公司日期為二零零九年一月八日有關(其中包括)委任及辭任董事、辭任本公司監事、修訂本公司公司章程及授予購回授權(定義見該通函)的通函
「國航」	指	中國國際航空股份有限公司，中航集團的附屬公司，於聯交所主板上市
「年度上限」	指	(1)四川航空根據續訂的四川航空服務協議及(2)國航根據續訂的國航航空服務協議於截至二零零九年十二月三十一日止年度內預計應支付費用的最高金額，以及上海航空根據上海航空服務協議於截至二零零九年十月三十一日止十個月預計應支付費用的最高金額
「聯繫人」	指	具有上市規則第1章及第19A章所賦予的涵義
「董事會」	指	董事會
「民航局」	指	中國民用航空局，乃中國民航業監管機構
「招商證券」	指	招商證券(香港)有限公司，獨立董事委員會及獨立股東的獨立財務顧問，為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團

「類別股東大會」	指	本公司擬於臨時股東大會結束後隨即舉行的H股類別股東大會，及本公司擬於上述H股類別股東大會結束後隨即舉行的內資股類別股東大會，有關經修訂通告分別載於本通函第29至38頁
「中航集團」	指	中國航空集團公司，本公司發起人及主要股東
「本公司」	指	中國民航信息網絡股份有限公司，根據中華人民共和國法律註冊成立的公司，其股份在聯交所上市，而其美國預托證券在美國場外證券市場進行買賣
「關連航空服務協議」	指	續訂的國航航空服務協議、續訂的四川航空服務協議及上海航空服務協議
「關連航空公司」	指	國航、四川航空及上海航空
「持續關連交易」	指	續訂的國航航空服務協議、上海航空服務協議及續訂的四川航空服務協議項下擬進行的交易
「董事」	指	本公司董事
「臨時股東大會」	指	本公司(如日期為二零零九年一月八日的本公司臨時股東大會通告所載原定於二零零九年二月二十四日上午十時正舉行及現押後於二零零九年三月三日上午十時正舉行)的臨時股東大會，旨在批准(其中包括)批准委任及辭任董事、辭任本公司監事、修訂本公司公司章程及授予購回授權(定義見二零零八年通函)，經修訂大會通告載於本通函第29至38頁
「臨時股東大會二」	指	本公司為尋求獨立股東批准持續關連交易及年度上限而擬於二零零九年三月三日上午九時三十分舉行的臨時股東大會，大會通告載於本通函第39至41頁
「現有國航航空服務協議」	指	本公司與國航就技術服務訂立的日期為二零零六年十二月一日的協議，詳情載於二零零七年十二月通函內

「現有四川航空服務協議」	指	本公司與四川航空就技術服務訂立的日期為二零零七年十一月十四日的協議，詳情載於二零零七年十二月通函內
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「獨立董事委員會」	指	本公司成立的本公司獨立董事委員會(成員包括易永發、袁耀輝及蔡敬金)，以就持續關連交易及年度上限向獨立股東提供建議
「獨立股東」	指	股東(上海航空、四川航空、國航及其各自的聯繫人除外)
「最後可行日期」	指	二零零九年一月九日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「百分比率」	指	根據上市規則第14.07條按年計算的百分比率，不包括盈利比率及股本比率
「中國」	指	中華人民共和國
「續訂的國航航空服務協議」	指	國航與本公司就技術服務訂立的日期為二零零八年十二月三十日的協議
「續訂的四川航空服務協議」	指	本公司與四川航空就技術服務訂立的日期為二零零八年十二月三十日的協議
「人民幣」	指	人民幣，中國法定貨幣
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「上海航空服務協議」	指	本公司與上海航空就技術服務訂立的日期為二零零四年十一月五日的協議，詳情載於二零零六年通函內
「上海航空」	指	上海航空股份有限公司，本公司的發起人

「四川航空」	指	四川航空股份有限公司，四川航空集團公司(本公司的發起人)的附屬公司
「股份」	指	本公司股本中每股人民幣1.00元的H股
「股東」	指	本公司的股東
「聯交所」	指	香港聯合交易所有限公司
「技術服務」	指	本集團擬向關連航空公司提供的載於本通函董事會函件「持續關連交易」一段的各項航空信息技術服務與技術支持
「%」	指	百分比

就本通函而言，除另有說明外，所使用的1港元 = 人民幣0.88元的兑換率(在適用情況下)僅為闡述之用，並不表示任何款項曾經、可能曾經或可以兑換的聲明。



中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

董事：
徐　強 *(董事長)*
崔志雄
肖殷洪
朱曉星
王全華#
羅朝庚#
宮國魁#
榮　剛#
孫湧濤#
劉德俊#
夏　毅#
宋　箭#
易永發##
袁耀輝##
蔡敬金##

註冊辦公地址：
中國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

非執行董事
獨立非執行董事

敬啟者：

持續關連交易；
經修訂臨時股東大會及類別股東大會通告
及
臨時股東大會通告二

1.　背景

誠如本公司日期為二零零八年十二月三十一日及二零零九年一月五日的公告所述，本公司已訂立關連航空服務協議，董事建議於臨時股東大會二上，就持續關連交易及年度上限尋求獨立股東批准。

本通函旨在為　閣下提供(其中包括)：(i)持續關連交易的進一步詳情；(ii)招商證券就持續關連交易及年度上限向獨立董事委員會及獨立股東提供的意見函件；(iii)獨立董事委員會就持續關連交易及年度上限向獨立股東提供的推薦意見；及(iv)臨時股東大會二的通告，會上將審議及酌情批准有關持續關連交易及年度上限的決議案。

2. 持續關連交易

背景

誠如二零零六年通函所述，本公司與上海航空訂立上海航空服務協議，據此，本集團須於二零零四年十一月一日至二零零九年十月三十一日期間向上海航空提供技術服務。本公司已於二零零六年五月二十五日舉行的本公司臨時股東大會上尋求獨立股東批准上海航空服務協議及截至二零零八年十二月三十一日止三個年度上海航空根據上海航空服務協議應付本公司費用之最高金額。本公司擬於臨時股東大會二上尋求獨立股東批准截至二零零九年十月三十一日止十個月上海航空根據上海航空服務協議應付本公司費用之最高金額。

誠如二零零七年十二月通函所述，本公司已訂立現有四川航空服務協議，據此，本集團須於二零零八年一月一日至二零零八年十二月三十一日期間向四川航空提供技術服務。現有四川航空服務協議於二零零八年十二月三十一日屆滿。本公司及四川航空同意將現有四川航空服務協議續約一年。本公司已訂立續訂的四川航空服務協議。

誠如二零零七年三月通函所述，本公司與國航已訂立現有國航航空服務協議，據此，本集團須於二零零六年一月一日至二零零八年十二月三十一日期間向國航提供技術服務。現有國航航空服務協議於二零零八年十二月三十一日屆滿。本公司與國航已訂立續訂的國航航空服務協議。

關連航空服務協議的詳情載列如下：

續訂的四川航空服務協議

日期 ： 二零零八年十二月三十日

訂約方 ： 本公司(作為技術服務的提供方)；及
四川航空(作為技術服務的接受方)。

期限 ： 二零零九年一月一日至二零零九年十二月三十一日

上海航空服務協議

日期 ： 二零零四年十一月五日

訂約方 ： 本公司(作為技術服務的提供方)；及
上海航空(作為技術服務的接受方)。

期限 ： 二零零四年十一月一日至二零零九年十月三十一日

續約年數 ： 五年 *(附註1)*

續訂的國航航空服務協議

日期 ： 二零零八年十二月三十日 *(附註2)*

訂約方 ： 本公司(作為技術服務的提供方)；及
國航(作為技術服務的接受方)。

期限 ： 二零零九年一月一日至二零零九年十二月三十一日

附註：

1. 如二零零六年通函所述，有關(其中包括)上海航空服務協議的獨立財務顧問認為，上海航空服務協議期限超逾三年，應對本集團有利；鑒於二零零六年通函第15至26頁獨立財務顧問函件所載之原因，就此類合同而言，採用此種期限乃符合業內正常慣例。

2. 雖然本協議由訂約方於二零零八年十二月三十日簽署，但本協議於二零零九年一月五日才經董事批准、確認及追認。

根據關連航空服務協議擬提供的服務

服務　：　本集團根據關連航空服務協議向關連航空公司提供的服務將包括：

(i) 提供(其中包括)綜合信息、航班資料、航班監控、客票銷售、自動客票銷售及公佈貨運價格等服務的航班監控系統服務；

(ii) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(iii) 提供辦理登機手續、登機及配載平衡服務的機場旅客處理系統服務；及

(iv) 提供(其中包括)網絡傳輸及連接服務等民航及商業數據網絡服務。

服務費　：　目前，關連航空公司就關連航空服務協議項下技術服務應付的服務費乃按民航局規定的現行計費標準釐定，該標準與本公司日期為二零零一年一月二十九日的招股書內所披露者相同。

根據民航局的規定價格(視乎進行交易的系統種類)，關連航空公司須就每位乘客向本公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂量)，國際及地區航線介乎人民幣6.5元至人民幣7元。

此外，關連航空公司應付本公司的服務費用亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線種類、載客量及服務水平等)；(ii)本公司就機場旅客處理系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡費(視乎飛機的規模)；及(iii)根據民航局規定的費率計算，使用本公司物理標識設備(PID)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

服務費按月計算，並須於收到發票後三十天內以現金支付。本公司須於每月二十日就上月收款金額開出發票。

董事認為，上述服務費的釐訂基準乃屬公平合理。

3. 有關關連航空公司的資料

四川航空

四川航空集團公司(本公司發起人)、中國南方航空股份有限公司(本公司發起人中國南方航空集團公司的附屬公司)、上海航空(本公司發起人)及山東航空股份有限公司(本公司發起人)分別持有四川航空40%、39%、10%及10%的權益。四川航空為四川航空集團公司(本公司發起人)的聯繫人，故為本公司的關連人士。

四川航空的主要業務為於中國境內經營航空業務。

上海航空

上海航空為本公司的發起人，故為本公司的關連人士。

上海航空的主要業務為於中國境內經營航空業務。

國航

國航是中航集團的附屬公司。中航集團是本公司的發起人及主要股東之一，於最後可行日期持有本公司全部已發行股本約10.07%。國航是中航集團的聯繫人，故為本公司的關連人士。

國航及其附屬公司主要在中國提供航空客運、航空貨運及航空相關服務。

4. 過往交易紀錄

下表載列關連航空公司與本公司於截至二零零七年十二月三十一日止三個年度的交易金額概要：

	截至十二月三十一日止年度		
關連航空公司	**二零零五年**	**二零零六年**	**二零零七年**
四川航空	人民幣49,116,000元 (約相等於 55,814,000港元)	人民幣60,753,000元 (約相等於 69,038,000港元)	人民幣68,420,000元 (約相等於 77,750,000港元)
上海航空	人民幣81,908,000元 (約相等於 93,077,000港元)	人民幣79,347,000元 (約相等於 90,167,000港元)	人民幣99,295,000元 (約相等於 112,835,000港元)
國航	人民幣202,532,000元 (約相等於 230,150,000港元)	人民幣226,965,000元 (約相等於 257,915,000港元)	人民幣241,469,000元 (約相等於 274,397,000港元)

於截至二零零七年十二月三十一日止三個年度，關連航空公司與本公司之間的上述交易未超逾二零零六年通函及二零零七年三月通函所載之該等交易的年度上限。

基於本集團於截至二零零八年十月三十一日止十個月的未經審計管理賬目，關連航空公司與本公司於截至二零零八年十月三十一日止十個月的交易尚未超逾二零零六年通函、二零零七年三月通函及二零零七年十二月通函所載截至二零零八年十二月三十一日止年度所設定的適用年度上限（「**二零零八年年度上限**」）；董事預計，該等交易於二零零八年十二月三十一日止年度將不會超逾二零零八年年度上限。

董事預計，除非有不可預知之情況，(1)分別與上海航空及四川航空自二零零九年一月一日起至臨時股東大會二日期(假定將於二零零九年三月三十一日舉行)止的各項持續關連交易均不會超逾上市規則第14A.34條規定的最低限額；及(2)與國航自二零零九年一月一日起至臨時股東大會二日期(假定會議將於二零零九年三月三十一日舉行)止的持續關連交易可能會超逾上市規則第14A.34條規定之最低限額。

5. 年度上限

下表載列關連航空公司與本公司根據關連航空服務協議已訂立或擬訂立的持續關連交易之年度上限概要：

關連航空公司	**截至二零零九年十二月三十一日止年度**
四川航空	人民幣98,525,000元 (約相等於111,960,000港元)
上海航空	人民幣119,154,000元 (約相等於135,402,000港元) *(附註：此乃截至二零零九年十月三十一日止十個月的數據)*
國航	人民幣347,716,000元 (約相等於395,132,000港元)

上述年度上限乃參考(i)就四川航空及國航而言，該等關連航空公司與本公司於截至二零零七年十二月三十一日止三個年度及於截至二零零八年十月三十一日止十個月持續關連交易的過往年度交易金額；(ii)預計交易量增長(經計及中國航空旅遊業的預期增長及公幹次數持續增加)；及(iii)就上海航空而言，上海航空服務協議將於二零零九年十月三十一日屆滿等因素而釐定。董事估計與該等關連航空公司的持續關連交易每年將增加約15%至20%，並以20%的水平釐定年度上限的金額。

董事認為，年度上限乃屬公平合理。

6. 持續關連交易的理由及利益

本集團的主要業務為於中國提供航空信息技術服務。

向關連航空公司提供技術服務乃於本集團日常及一般業務過程中進行。本集團將根據關連航空服務協議就技術服務向關連航空公司收取服務費，增加本集團的總收入。

持續關連交易已經並將會於本集團的一般及日常業務過程中進行。

董事認為，持續關連交易乃按正常商業條款進行，其條款乃屬公平合理，並符合本公司及其股東的整體利益。

7. 上市規則的規定

如上文所述，鑒於關連航空公司為本公司的關連人士，故持續關連交易構成上市規則第14A章項下本公司的持續關連交易。

由於與各關連航空公司的持續關連交易按年計算的百分比率超逾2.5%，故持續關連交易須遵守上市規則項下有關申報、公告及尋求獨立股東批准的規定。

本公司將根據上市規則第14A.45條，在其後刊發的年度報告及賬目中披露有關持續關連交易的資料。

8. 臨時股東大會二

本公司將於二零零九年三月三日(星期二)上午九時三十分在中國北京王府井大街57號王府井大飯店二層會議室舉行臨時股東大會二，以審議及酌情批准(其中包括)持續關連交易項下擬進行的交易及年度上限。臨時股東大會二通告載於本通函第39至41頁。

本通函隨附用於臨時股東大會二的代表委任表格。無論　閣下是否擬出席臨時股東大會二，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室(就H股股東而言)，或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層(就內資股股東而言)，且無論如何不遲於臨時股東大會二或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席臨時股東大會二或其任何續會，並於會上投票。

9. 押後的臨時股東大會及押後的類別股東大會

如本公司日期為二零零九年一月八日的臨時股東大會及類別股東大會通告所載列，本公司原定二零零九年二月二十四日舉行臨時股東大會及類別股東大會。為於同日舉行臨時股東大會、類別股東大會及臨時股東大會二，臨時股東大會及類別股東大會已押後於二零零九年三月三日舉行。經修訂臨時股東大會及類別股東大會通告載列於本通函第29至38頁。

載列於日期為二零零九年一月八日的臨時股東大會及類別股東大會通告的釐定出席臨時股東大會及類別股東大會權利的暫停辦理股份過戶登記時期(即二零零九年一月二十三日至二零零九年二月二十四日(包括首尾兩天))，將變更為二零零九年一月三十日起至二零零九年三月三日(包括首尾兩天)。本公司將於二零零九年一月三十日起至二零零九年三月三日(包括首尾兩天)暫停辦理H股過戶登記。於二零零九年一月二十九日營業時間結束時已經登記在本公司股東名冊上的H股及內資股持有人均有權出席押後的臨時股東大會及押後的類別股東大會。H股過戶文件須於二零零九年一月二十九日下午四時三十分之前送交本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，受讓人方可出席押後的臨時股東大會及押後的H股類別股東大會。

本通函隨附用於押後的臨時股東大會及押後的類別股東大會的經修訂代表委任表格。無論閣下是否擬出席該等會議，均務請將所附的經修訂代表委任表格按其上列印的指示填妥，並將其交回股份過戶登記處，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室(就H股股東而言)，或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層(就內資股股東而言)，且無論如何不遲於有關會議或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格或經修訂代表委任表格後，　閣下仍可親身出席有關會議或其任何續會，並於會上投票。

為免生疑問，除非(1)相關股東選擇填妥及交回經修訂的代表委任表格、或(2)相關股東選擇親身出席押後的臨時股東大會及押後的類別股東大會並於會上投票、或(3)相關股東選擇撤銷已填妥及交回本公司的代表委任表格，否則本公司已於二零零九年一月八日連同二零零八年通函一併寄發予股東並經恰當簽署及交回本公司的臨時股東大會及類別股東大會的代表委任表格，就押後的臨時股東大會及押後的類別股東大會而言仍然有效。

10. 投票安排

根據上市規則，持續關連交易及年度上限須經獨立股東批准。因此，於持續關連交易中擁有重大權益的關連航空公司及彼等各自聯繫人將就關於批准持續關連交易及年度上限的決議案放棄投票。於最後可行日期，上海航空持有11,453,000股本公司已發行股本中每股人民幣1元的內資股，佔本公司已發行總股本約0.59%；四川航空持有3,445,000股本公司已發行股本中每股人民幣1元的內資股，佔本公司已發行總股本約0.19%；中航集團持有89,433,500股本公司已發行股本中每股人民幣1元的內資股，佔本公司已發行總股本約10.07%。

11. 表決程序

根據上市規則第13.39條，股東於臨時股東大會、臨時股東大會二及類別股東大會上均須以投票方式表決。

根據本公司公司章程第73條，下列人士可要求以投票方式表決：

(i) 會議主席；

(ii) 屆時至少兩名有表決權的股東或者有表決權的股東代理人；或

(iii) 單獨或者合併持有在該會議上有表決權股份10%或以上的一名或多名本公司股東或其代理人。

12. 推薦意見

務請　閣下留意載於本通函第12頁的獨立董事委員會函件，及載於本通函第13至25頁的招商證券意見函件，當中載有招商證券就持續關連交易及年度上限向獨立董事委員會及獨立股東提供的意見，以及在達致該等意見時所考慮的主要因素及理由。

經考慮招商證券的意見後，獨立董事委員會認為，持續關連交易(i)於本集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)對獨立股東而言屬公平合理並符合本公司及股東的整體利益，以及年度上限就獨立股東而言屬公平合理並符合本公司及股東的整體利益。因此，獨立董事委員會建議獨立股東於臨時股東大會二上投票贊成批准持續關連交易及年度止限的普通決議案。

13. 一般資料

敬請　閣下留意本通函附錄所載的一般資料。

此致

列位股東　台照

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長
謹啟

二零零九年一月十二日



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

敬啟者：

持續關連交易

茲提述本公司向其股東發出的日期為二零零九年一月十二日的通函(「**通函**」，本函件亦為其一部份)。除非文義另有所指，本函件所採用的詞語與通函所定義者具有相同涵義。

吾等已獲董事會委任，以審議持續關連交易。招商證券已獲委任為獨立財務顧問，以就此向吾等及獨立股東提供意見。

務請　閣下留意本通函所載的董事會函件及招商證券函件。經考慮本通函招商證券意見函件所載招商證券考慮的主要因素、理由及其意見後，吾等認為，持續關連交易(i)於本集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)對獨立股東而言屬公平合理並符合本公司及股東的整體利益，以及年度上限就獨立股東而言屬公平合理並符合本公司及股東的整體利益。因此，吾等推薦獨立股東於臨時股東大會二上投票贊成批准持續關連交易及年度上限的普通決議案。

此致

列位獨立股東　台照

代表
獨立董事委員會

易永發
袁耀輝
蔡敬金

獨立非執行董事
謹啟

二零零九年一月十二日

以下為招商證券向獨立董事委員會及獨立股東發出之意見函件全文，以供載於本通函內。



香港
中環
交易廣場一期
48樓

中國民航信息網絡股份有限公司
中國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

敬啟者：

持續關連交易

緒言

茲提述吾等已獲委任為獨立財務顧問，向獨立董事委員會及獨立股東提供有關持續關連交易及年度上限的意見，詳情載於 貴公司日期為二零零九年一月十二日致股東通函(「**通函**」)內的董事會函件(「**董事會函件**」)，而本函件構成其中一部分。除文義另有所指外，本函件中所使用的詞語與通函所定義者具有相同涵義。

誠如董事會函件所述，關連航空公司為上市規則項下 貴公司的關連人士。因此，關連航空服務協議項下擬進行的交易構成上市規則第14A章項下 貴公司的持續關連交易。由於與各關連航空公司的持續關連交易按年計算的百分比率超逾2.5%，故持續關連交易構成上市規則第14A章項下 貴公司的非豁免持續關連交易。因此，持續關連交易須於臨時股東大會二上獲獨立股東批准。

吾等作為獨立董事委員會及獨立股東之獨立財務顧問，吾等之職責乃就(1)持續關連交易是否(i)於　貴集團一般及日常業務中進行；(ii)按正常商業條款進行；及(iii)就獨立股東而言是否公平合理，且是否符合　貴公司及股東的整體利益；及(2)年度上限就獨立股東而言是否公平合理，且是否符合　貴公司及股東整體利益的整體利益提供獨立意見及推薦建議。

吾等的意見基準

在達致吾等之意見及推薦建議時，吾等乃依賴　貴集團、董事及　貴集團管理層向吾等提供的資料、事實及意見的準確性。吾等假設董事在通函內所作出的所有意向聲明及計劃均經審慎周詳查詢後始行作出。吾等亦假設所獲或通函所載或所提述的所有資料、聲明及意見於其編製及提供時，以及直至臨時股東大會日期止，在各個方面均屬真實，準確及完整，且可予信賴。吾等無理由懷疑　貴集團、董事及　貴集團管理層向吾等提供的資料及聲明的真實性、準確性及完整性，及吾等已獲董事告知，通函內所提供或提述的資料並無遺漏重大事實。

在提交吾等意見時，吾等已研究及分析並依賴有關　貴集團、持續關連交易及年度上限的資料，內容載列如下：

(i)　續訂的國航航空服務協議；

(ii)　續訂的四川航空服務協議；

(iii)　上海航空服務協議；

(iv)　現有國航航空服務協議；

(v)　現有四川航空服務協議；

(vi)　截至二零零六年十二月三十一日止年度　貴公司的年報(「**二零零六年年報**」)；

(vii)　截至二零零七年十二月三十一日止年度　貴公司的年報(「**二零零七年年報**」)；

(viii)　貴公司的官方網站；

(ix)　二零零六年通函；

(x)　二零零七年三月通函；

(xi)　二零零七年十二月通函；及

(xii)　通函。

吾等亦已研究及分析並依賴的資料如下：

(i) 中華人民共和國國家統計局刊發的《中國統計年鑒－2007年》；

(ii) 於二零零七年三月二十一日民航局官方網站上公佈的《2006年民航機場生產統計公報》；

(iii) 於二零零八年三月六日民航局官方網站上刊發的《2007年民航機場生產統計公報》；及

(iv) 國航及上海航空的官方網站上公佈的統計數字。

吾等假設該資料準確可靠，並無對該資料的準確性進行任何獨立核證。該資料是在吾等已能制定獨立意見的基準上向吾等提供。

吾等認為，吾等已查閱足夠資料以達致知情見解，並有理由依據通函所載資料的準確性，及為吾等的推薦意見提供合理基礎。吾等亦認為，吾等已採取上市規則第13.80條項下(包括有關附註)規定的一切合理措施，以達致吾等的意見及建議。然而，吾等並無對　貴集團及持續關連交易的訂約方的業務、財務狀況及前景進行任何方式的深入調查，亦未對　貴集團、董事和　貴集團管理層所提供資料、所作聲明或所發表的意見進行任何獨立調查。

考慮的主要因素及理由

在達致吾等有關持續關連交易及年度上限的意見及推薦建議時，吾等已考慮到以下主要因素及原因：

I. 背景

1. 有關　貴集團的資料

貴集團的主要業務為於中國提供航空信息技術服務。如二零零七年年報所述，作為中國航空旅遊業信息技術解決方案的主導供應商，　貴集團處於中國航空旅遊分銷價值鏈的核心環節。在向中國商營航空公司提供先進的航空信息技術服務及擴充服務的同時，　貴集團亦向旅行社、旅遊分銷代理人、售票處、機構客戶及個人消費者分銷商營航空公司產品與服務。

貴集團截至二零零七年十二月三十一日止三個年度各年的營業額載列如下：

	截至十二月三十一日止年度		
	二零零五年	**二零零六年**	**二零零七年**
	(人民幣千元)	*(人民幣千元)*	*(人民幣千元)*
	(經審核)	(經審核)	(經審核)
貴集團的營業額	1,496,784	1,711,705	2,001,903

資料來源：二零零六年年報及二零零七年年報

貴集團有關截至二零零七年十二月三十一日止四個年度各年中國商營航空公司訂座情況的資料載列如下：

中國商營航空公司訂座情況


訂座
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
2004
2005
2006
2007
年度

資料來源：　貴公司官方網站

自截至二零零五年十二月三十一日止年度至截至二零零七年十二月三十一日止年度，(i) 貴集團經審核營業額每年錄得約15.6%的複合平均增長率(「**複合平均增長率**」)；及(ii) 貴集團的中國商營航空公司航班訂座總數的複合平均增長率約為每年15.4%。經董事告知， 貴集團的營業額及中國商營航空公司航班訂座總數的增長是由於：(i)中國經濟的快速發展；(ii)中國與其他國家之間的國際貿易的增加；及(iii)中國航空旅遊業的不斷發展。

2. 有關國航、四川航空及上海航空的資料

下文載列國航、四川航空及上海航空各自的背景資料：

實體	**背景**
國航	中國國際航空股份有限公司，為中航集團的附屬公司，因此為 貴公司的發起人及主要股東之一，於最後可行日期持有 貴公司全部已發行股本約10.07%。國航是中航集團的聯繫人，故為 貴公司的關連人士。 國航及其附屬公司主要在中國提供航空客運、航空貨運及航空相關服務。
四川航空	四川航空股份有限公司，四川航空集團公司(貴公司發起人)、中國南方航空股份有限公司(貴公司發起人中國南方航空集團公司的附屬公司)、上海航空(貴公司發起人)及山東航空股份有限公司(貴公司發起人)分別持有四川航空40%、39%、10%及10%的權益。四川航空為四川航空集團公司(貴公司發起人)的聯繫人，故為 貴公司的關連人士。 四川航空的主要業務為於中國境內經營航空業務。
上海航空	上海航空股份有限公司，為 貴公司的發起人，故為 貴公司的關連人士。上海航空的主要業務為於中國境內經營航空業務。

有關四川航空所載乘客數量及公里乘客收入(「**RPK**」，即乘客量的一種量度)並未於其官方網頁上刊載。下文載列國航及上海航空各自自二零零五年起至二零零七年止所載乘客數量的資料：

航空公司	**截至十二月三十一日止年度**			**複合平均增長率**
	二零零五年	**二零零六年**	**二零零七年**	
	百萬(近似值)	*百萬(近似值)*	*百萬(近似值)*	
國航	27.69	31.50	34.83	12.2%
上海航空	6.79	7.79	9.45	18.0%

資料來源：國航及上海航空的官方網站

下文所載為國航及上海航空自二零零五年起至二零零七年止各自的RPK：

航空公司	**截至十二月三十一日止年度**			**複合平均增長率**
	二零零五年	**二零零六年**	**二零零七年**	
	百萬(近似值)	*百萬(近似值)*	*百萬(近似值)*	
國航	52,404.8	60,322.1	66,986.1	13.1%
上海航空	8,780.3	10,103.1	12,733.2	20.4%

資料來源：國航及上海航空的官方網站

根據上文所述，吾等留意到，自截至二零零五年十二月三十一日止年度起至截至二零零七年十二月三十一日止年度，(i)國航及上海航空各自所載乘客數量的複合平均增長率約介乎於每年12.2%至18.0%之間；及(ii)國航及上海航空各自的RPK複合平均增長率每年約介乎於每年13.1%至20.4%之間。吾等認為前述國航及上海航空所載乘客數量及RPK的增長顯示此等航空公司的業務增長。

3. 中國經濟及航空業

根據(i)民航局官方網站於二零零八年三月六日刊登的一份題為《2007年民航機場生產統計公報》的報告；及(ii)民航局官方網站於二零零七年三月二十一日刊登的一份題為《2006年民航機場生產統計公報》，中國機場客流量(按乘客數量計)由截至二零零五年十二月三十一日止年度約284.4百萬人次增至截至二零零七年十二月三十一日止年度的約387.6百萬人次，年複合平均增長率約為16.7%。

根據中華人民共和國國家統計局刊發的《中國統計年鑒－2007年》，二零零零年至二零零六年，中國的國內生產總值從約人民幣99,210億元增至約人民幣210,870億元，年複合平均增長率約為13.4%。

考慮到(i)中國航空業客流量的強勁增長；(ii)中國國內生產總值的穩定增長；及(iii)從截至二零零五年十二月三十一日止年度至截至二零零七年十二月三十一日止年度，貴集團營業額的年複合平均增長率約為15.6%，董事預計於未來數年，貴集團的營業額將繼續保持增長。

II. 關連航空服務協議

1. 訂立關連航空服務協議的理由及利益

吾等發現：

(i) 有關現有四川航空服務協議的詳情已載列於二零零七年十二月通函，而該協議早已獲 貴公司於二零零八年一月二十五日的臨時股東大會批准；

(ii) 有關現有國航航空服務協議的詳情早已載列於二零零七年三月通函，而該協議早已獲 貴公司於二零零七年四月二十五日舉行的臨時股東大會批准；及

(iii) 有關自二零零四年十一月一日起至二零零九年十月三十一日上海航空服務協議的詳情早已載列於二零零六年通函，而該協議早已獲 貴公司於二零零六年五月二十五日舉行的臨時股東大會批准。

如董事所告知，(1) 貴公司(一方)與國航及四川航空(另一方)同意將現有國航航空服務協議及現有四川航空服務協議續約一年，自二零零九年一月一日起至二零零九年十二月三十一日止；及(2) 貴公司建議於臨時股東大會二上尋求獨立股東批准截至二零零九年十月三十一日止十個月上海航空根據上海航空服務協議應付 貴公司費用之最高金額。

吾等審閱關連航空服務協議後，發現該等協議項下提供的技術服務與(i) 貴集團的核心業務；及(ii)現有國航航空服務協議、現有四川航空服務協議及上海航空服務協議項下擬進行的交易類同。

鑒於上文所述，吾等認為訂立關連航空服務協議乃於 貴集團一般及日常業務過程中訂立。此外，吾等同意董事的意見，即持續關連交易將成為 貴集團一個主要收入來源。

2. 關連航空服務協議的條款

如董事會函件所述，關連航空公司就關連航空服務協議項下技術服務應付的服務費乃按民航局規定的現行計費標準釐定，該標準與 貴公司日期為二零零一年一月二十九日的招股書內所披露者相同。吾等已與董事討論，獲告知 貴集團根據關連航空服務協議應收服務費受上述民航局規定的計費標準所監管。

根據民航局的規定價格(視乎進行交易的系統種類)，關連航空公司須就每位乘客向 貴公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂量)，國際及地區航線介乎人民幣6.5元至人民幣7元。

此外，關連航空公司應付 貴公司的服務費用亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線種類、載客量及服務水平等)；(ii) 貴公司就機場旅客處理系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡費(視乎飛機的規模)；及(iii)根據民航局規定的費率計算，使用 貴公司物理標識設備等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

因此，吾等已審閱 貴集團根據關連航空服務協議應收服務費，並留意到該等收費在民航局分別規定的價格範圍內。根據上文所述，吾等認為關連航空服務協議項下技術服務的服務費(根據民航局規定的價格範圍釐定)乃按正常商業條款進行，就獨立股東而言屬公平合理。

總括而言，吾等認為持續關連交易的條款(i)乃於 貴集團一般及日常業務過程中訂立；(ii)按正常商業條款進行；及(iii)對獨立股東而言屬公平合理並符合 貴公司及其股東的整體利益。

III. 年度上限

1. 年度上限

下表載列(i)續訂的國航航空服務協議及續訂的四川航空服務協議於截至二零零九年十二月三十一日止年度；(ii)上海航空服務協議於截至二零零九年十月三十一日止十個月；及(iii)現有四川航空服務協議、上海航空服務協議及現有國航航空服務協議於截至二零零八年十二月三十一日止年度的年度上限概要：

	年度上限	
	截至二零零八年十二月三十一日止年度 *(人民幣)*	**截至二零零九年十二月三十一日止年度** *(人民幣)*
續訂的四川航空服務協議	不適用	98,525,000
現有四川航空服務協議	102,672,570	不適用
續訂的國航航空服務協議	不適用	347,716,000
現有國航航空服務協議	388,700,000 *(附註)*	不適用

附註：如 貴公司於二零零八年六月十六日刊發的通函第26頁所載。

	年度上限	
	截至二零零八年十二月三十一日止年度	**截至二零零九年十月三十一日止十個月**
	(人民幣)	*(人民幣)*
上海航空服務協議	189,900,000	119,154,000

2. 現有四川航空服務協議、上海航空服務協議及現有國航航空服務協議的歷史交易金額

下表載列現有四川航空服務協議、上海航空服務協議及現有國航航空服務協議於截至二零零七年十二月三十一日止三個年度的歷史交易金額概要：

	截至十二月三十一日止年度的歷史交易金額		
	二零零五年	**二零零六年**	**二零零七年**
	(人民幣)	*(人民幣)*	*(人民幣)*
現有四川航空服務協議	49,116,000	60,753,000	68,420,000
上海航空服務協議	81,908,000	79,347,000	99,295,000
現有國航航空服務協議	202,532,000	226,965,000	241,469,000

資料來源：董事會函件

3. 持續關連交易於截至二零零七年十二月三十一日止年度的歷史金額與年度上限之比較

據董事告知，於最後可行日期未能取得現有四川航空服務協議、上海航空服務協議及現有國航航空服務協議截至二零零八年十二月三十一日止年度的歷史金額。吾等亦留意到：

(i) 續訂的四川航空服務協議截至二零零九年十二月三十一日止年度的年度上限較截至二零零七年十二月三十一日止年度的現有四川航空服務協議的歷史交易金額高約44%。該增長相等於二零零八年及二零零九年的複合平均增長率每年約20%；

(ii) 上海航空服務協議截至二零零九年十月三十一日止十個月的年度上限較相同協議截至二零零七年十二月三十一日止年度的歷史交易金額高約20%；及

(iii) 續訂的國航航空服務協議截至二零零九年十二月三十一日止年度的年度上限較截至二零零七年十二月三十一日止年度的現有國航航空服務協議的歷史交易金額高約44%。該增長相等於二零零八年及二零零九年的複合平均增長率每年約20%。

4. 年度上限的基準

誠如董事會函件所述，年度上限參照下列各項釐定：

(i) 就四川航空及國航而言，該等關連航空公司與 貴公司於截至二零零七年十二月三十一日止三個年度及截至二零零八年十月三十一日止十個月的持續關連交易的交易金額；

(ii) 預計的交易量增長(經計及中國航空旅遊業的預期增長及公幹次數持續增加)；及

(iii) 就上海航空而言，上海航空服務協議將於二零零九年十月三十一日屆滿。

董事預計持續關連交易的交易金額將每年增加約15%至20%。因此， 貴集團採納20%的增長率(「**採納的增長率**」)以釐定年度上限金額。

吾等務請獨立董事委員會及獨立股東留意：

(i) 如本函件第I.1節所述，自截至二零零五年十二月三十一日止年度至截至二零零七年十二月三十一日止年度止，(i) 貴集團經審核營業額每年錄得約15.6%的複合平均增長率；及(ii) 貴集團的中國商營航空公司航班訂座總數的複合平均增長率約為每年15.4%；及

(ii) 如本函件第I.2節所述，自截至二零零五年十二月三十一日止年度至截至二零零七年十二月三十一日止年度止，(i)國航及上海航空的載客數量的複合平均增長率約介乎於每年12.2%至18.0%之間；及(ii)國航及上海航空各自的RPK複合平均增長率約介乎於每年13.1%至20.4%之間。

根據上文所述，經考慮(1) 貴集團於截至二零零七年十二月三十一日止三個年度的業務增長；及(2)上海航空及國航載客量及RPK於截至二零零七年十二月三十一日止三個年度的增長數量後，吾等認為採納的增長率為可取的。

5. 年度上限的綜合意見

經考慮以下事項後，吾等認為年度上限就獨立股東而言屬公平合理：

(i) 中國民航業前景樂觀；

(ii) 貴集團營業額及由二零零五年至二零零七年中國商營航空公司透過本集團業務的訂座數量的歷史增長；

(iii) 上海航空及國航由二零零五年至二零零七年的載客量及RPK的歷史增長；及

(iv) 年度上限將促進 貴集團截至二零零九年十二月三十一日止年度的業務增長。

根據上文所述，吾等認為年度上限就獨立股東而言屬公平合理，並符合 貴公司及股東的整體利益。

推薦建議

經考慮上述主要因素及理由後，吾等認為(1)持續關連交易乃(i)按　貴集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)就獨立股東而言屬公平及合理，並符合　貴公司及股東的整體利益，及(2)年度上限就獨立股東而言屬公平及合理，並符合　貴公司及股東的整體利益。

因此，吾等推薦獨立董事委員會建議獨立股東於臨時股東大會二上投票贊成批准持續關連交易及年度上限的建議決議案。吾等亦建議獨立股東於臨時股東大會二上投票贊成批准持續關連交易及年度上限的建議決議案。

此致

中國民航信息網絡股份有限公司
獨立董事委員會及列位獨立股東　台照

代表
招商證券(香港)有限公司
投資銀行部
董事總經理兼主管
吳亦農

二零零九年一月十二日

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載的任何聲明產生誤導。

2. 董事、監事及行政總裁於本公司股本中持有的權益及淡倉

於最後可行日期，本公司董事、監事或行政總裁於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有的任何須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所(包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉)，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉如下表所示：

董事姓名	**股份數目及類別** *(附註1)*	**持有者身份**	**佔相應股本比例**	**佔總股本比例** *(附註2)*
蔡敬金	417,000股每股面值人民幣1元的H股 (L)	配偶權益	0.07%	0.02%

附註：

1. (L) — 長倉

2. 佔總股本的百分比乃根據本公司截至最後可行日期的1,776,315,000股已發行股份總數計算。

除上述披露外，於最後可行日期，本公司概無任何董事、監事或行政總裁於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有任何權益或淡倉(包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉)，從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所。

於最後可行日期，中國民航信息集團公司、中國南方航空集團公司、中國東方航空集團公司及中航集團各自於本公司股份中擁有須根據《證券及期貨條例》第XV部之第二及第三分部規定向本公司披露的權益。

於最後可行日期：

(a) 徐強先生(本公司董事長)及崔志雄先生(執行董事)各自為中國民航信息集團公司僱員；

(b) 曹光福先生(建議非執行董事)及宮國魁先生(非執行董事)各自為中航集團的僱員；

(c) 王全華先生(非執行董事)為中國南方航空集團公司的僱員；及

(d) 羅朝庚先生(非執行董事)為中國東方航空集團公司的僱員。

3. 服務合約

於最後可行日期，概無董事與本集團任何成員公司訂立或擬訂立任何若僱主不給予補償(法定補償除外)，則不能到期或僱主不得於一年內終止的服務合約。

4. 重大變動

就董事所知，自二零零七年十二月三十一日(即本集團制定最近期發表的經審核財務報表的日期)起，本集團的財務或營業狀況均無任何重大不利變動。

5. 於資產中持有的權益

於最後可行日期，自二零零七年十二月三十一日(即本集團制定最近期刊發的經審核財務報表的日期)起，在本集團任何成員公司所購入、出售或租賃或建議購入、出售或租賃的任何資產中，董事或招商證券概無擁有任何直接或間接權益。

6. 於合約中持有的重大權益

於最後可行日期，概無董事於任何截至本通函日期仍然存續且與本集團業務關係重大的合約或安排中持有重大權益。

7. 競爭權益

於最後可行日期，概無董事或彼等各自的聯繫人於本公司業務以外，直接或間接與或可能與本公司業務競爭的任何業務中擁有任何權益。

8. 專家

招商證券為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團。其致獨立董事委員會及獨立股東的意見函件(日期為本通函日期)乃為載入本通函而發出。

招商證券已就本通函刊發一事，書面同意以其現時各自的形式及涵義於本通函內刊載其函件副本、引述其名稱及其意見，迄今並無撤回同意書。

於最後可行日期，招商證券概無直接或間接擁有本集團任何成員公司的股權，亦無享有任何認購或委派他人認購本集團任何成員公司證券的權利(無論是否可合法執行)。

9. 一般資料

本通函的中、英文本如有歧義，概以英文本為準。

10. 備查文件

現有國航航空服務協議、現有四川航空服務協議及關連航空服務協議各自之副本將可自本通函日期起至臨時股東大會二召開日(包括當日)止期間的一般辦公時間內，於香港中環康樂廣場1號怡和大廈41樓趙不渝馬國強律師事務所查閱。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

經修訂臨時股東大會通告
經修訂H股類別股東大會通告
經修訂內資股類別股東大會通告

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)擬押後於二零零九年三月三日(星期二)於中華人民共和國(「**中國**」)北京王府井大街57號王府井大飯店二層會議室舉行以下會議(根據本公司日期為二零零九年一月八日的臨時股東大會通告、本公司H股類別股東大會通告及本公司內資股類別股東大會通告原定於二零零九年二月二十四日舉行)：

(1) 臨時股東大會(「**臨時股東大會**」)將於上午十時正舉行；

(2) 本公司H股(「**H股**」)類別股東大會將於上文(1)中所述的臨時股東大會或其續會結束後隨即舉行；及

(3) 本公司內資股(「**內資股**」)類別股東大會將於上文(2)中所述的類別股東大會或其續會結束後隨即舉行。

舉行該等會議旨在：

臨時股東大會

特別決議案

1. 審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 批准對本公司之公司章程(「**章程**」)作出如下修訂：

(i) 章程第94條：

(aa)刪除「十五名董事」字眼，並以「九名董事」字眼代替；(bb)刪除「兩名以上的獨立(非執行)董事」字眼，並以「至少三名獨立(非執行)董事」字眼代替；及(cc)刪除「設副董事長三人」字句。

(ii) 章程第95條：

刪除本條中所有「副董事長」字眼。

(iii) 章程第98條：

刪除「董事長不能履行職權時，可由董事長指定副董事長代行其職權。」一句，並以「董事長不能履行職權時，由半數以上董事共同推舉一位董事代行其職權。」一句代替。

(iv) 章程第117條：

(aa)刪除「九名監事」字眼，並以「五名監事」字眼代替；及(bb)刪除「一名以上的獨立監事」字眼，並以「一名或以上的獨立監事」字眼代替。

(以上是建議修訂章程的中文本。倘中英文本有任何分歧，概以中文本為準。經修訂的章程將於中國國家工商總局註冊後生效。)

(b) 授權本公司董事(「**董事**」)向中國國家工商總局備案經修訂的章程；及

(c) 授權董事作出彼等認為就修訂章程及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動或簽署任何文件。」

2. 審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 在下文(b)及(c)段之規限下及根據中國、香港聯合交易所有限公司(「**聯交所**」)或任何其他政府或監管機關之所有適用法律、準則、制度及／或規定，授權董事會(「**董事會**」)於相關期間(定義見下文(d)段)一次或多次行使本公司全部權力在聯交所購回本公司股本中已發行的每股面值為人民幣1元的境外上市外資股(「**H股**」)；

(b) 在相關期間(定義見下文(d)段)根據上文(a)段之授權獲授予購回之H股面值總額不得超過於本決議案獲通過當日本公司已發行H股面值總額之10%；

(c) 上文(a)段授予之授權須待下列條件獲達成後，方可行使：

(i) 於本通告所載舉行臨時股東大會之日(或延遲舉行臨時股東大會(如適用)之日期)舉行之本公司內資股(「**內資股**」)類別股東大會及H股類別股東大會上，分別通過特別決議案，條款與第2段(惟第(c)(i)分段除外)所載決議案之條款相同；

(ii) 本公司已取得國務院國有資產監督管理委員會及中國國家外匯管理局(或彼等各自之接掌權力機關)及／或中國法律、準則及制度規定下任何其他監管機關(如適用)之批准；及

(iii) 根據本公司之公司章程(「**章程**」)第28條所載之通知程序，本公司任何債權人並無要求本公司清償債務或就任何尚欠任何債權人之款項提供償債擔保(或如本公司任何債權人要求本公司清償債務或提供償債擔保，本公司已全權決定清償債務或就有關欠款提供擔保)；

(d) 就本特別決議案而言，「**相關期間**」乃指本特別決議案獲通過當日起至下列較早之日期止之期間：

(i) 在本特別決議案通過後之本公司下一次股東周年大會結束時；及

(ii) 本公司股東於任何股東大會上通過特別決議案或本公司H股股東或內資股股東於各自的類別股東大會上通過特別決議案撤回或修改本特別決議案所賦予之授權之日；及

(e) 待取得所有中國有關政府機關批准購回該等H股的情況下，授權董事會：

(i) 於本公司按上文(a)段所賦予之授權購回H股後，在董事會認為合適的情況對章程進行相應修訂，藉以削減本公司的註冊股本，並反映本公司的新股本結構；及

(ii) 向中國有關政府機關提交本公司經修訂之章程備案。」

普通決議案

3. 待以上第1項決議案獲通過後，審議及批准宮國魁先生因其他工作安排(與本公司及其附屬公司無關)辭任非執行董事一職，自臨時股東大會結束時起生效；審議及批准委任曹光福先生為非執行董事，任期自臨時股東大會結束時起至第三屆董事會屆滿時止，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬。

4. 待以上第1項決議案獲通過之後，以獨立決議案審議及批准(a)朱曉星先生辭任執行董事一職，及(b)以下各董事辭任非執行董事職務，均自臨時股東大會結束時起生效：

   (i) 桀　剛先生；

   (ii) 孫湧濤先生；

   (iii) 劉德俊先生；

   (iv) 夏　毅先生；及

   (v) 宋　箭先生。

5. 待以上第1項決議案獲通過之後，以獨立決議案審議及批准敬公斌先生及張亞坤先生辭任本公司股東代表監事(「**監事**」)一職，及王小敏女士及張欣先生辭任本公司職工代表監事，自臨時股東大會結束起生效。

H股類別股東大會

審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 在下文(b)及(c)段之規限下及根據中華人民共和國（「**中國**」）、香港聯合交易所有限公司（「**聯交所**」）或任何其他政府或監管機關之所有適用法律、準則、制度及／或規定，授權本公司董事（「**董事**」）會（「**董事會**」）於相關期間（定義見下文(d)段）一次或多次行使本公司全部權力在聯交所購回本公司股本中已發行的每股面值為人民幣1元的境外上市外資股（「**H股**」）；

(b) 在相關期間（定義見下文(d)段）根據上文(a)段之授權獲授予購回之H股面值總額不得超過於本決議案獲通過當日本公司已發行H股面值總額之10%；

(c) 上文(a)段授予之授權須待下列條件獲達成後，方可行使：

(i) 於本通告所載舉行H股類別股東大會之日（或延遲舉行H股類別股東大會（如適用）之日期）舉行之本公司臨時股東大會及內資股（「**內資股**」）類別股東大會上，分別通過特別決議案，條款與本段（惟第(c)(i)分段除外）所載決議案之條款相同；

(ii) 本公司已取得國務院國有資產監督管理委員會及中國國家外匯管理局（或彼等各自之接掌權力機關）及／或中國法律、準則及制度規定下任何其他監管機關（如適用）之批准；及

(iii) 根據本公司之公司章程（「**章程**」）第28條所載之通知程序，本公司任何債權人並無要求本公司清償債務或就任何尚欠任何債權人之款項提供償債擔保（或如本公司任何債權人要求本公司清償債務或提供償債擔保，本公司已全權決定清償債務或就有關欠款提供擔保）；

(d) 就本特別決議案而言，「**相關期間**」乃指本特別決議案獲通過當日起至下列較早之日期止之期間：

(i) 在本特別決議案通過後之本公司下一次股東周年大會結束時；及

(ii) 本公司股東於任何股東大會上通過特別決議案或本公司H股股東或內資股股東於各自的類別股東大會上通過特別決議案撤回或修改本特別決議案所賦予之授權之日；及

(e) 待取得所有中國有關政府機關批准購回該等H股的情況下，授權董事會：

(i) 於本公司按上文(a)段所賦予之授權購回H股後，在董事會認為合適的情況對章程進行相應修訂，藉以削減本公司的註冊股本，並反映本公司的新股本結構；及

(ii) 向中國有關政府機關提交本公司經修訂之章程備案。」

內資股類別股東大會

審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 在下文(b)及(c)段之規限下及根據中華人民共和國(「**中國**」)、香港聯合交易所有限公司(「**聯交所**」)或任何其他政府或監管機關之所有適用法律、準則、制度及／或規定，授權本公司董事(「**董事**」)會(「**董事會**」)於相關期間(定義見下文(d)段)一次或多次行使本公司全部權力在聯交所購回本公司股本中已發行的每股面值為人民幣1元的境外上市外資股(「**H股**」)；

(b) 在相關期間(定義見下文(d)段)根據上文(a)段之授權獲授予購回之H股面值總額不得超過於本決議案獲通過當日本公司已發行H股面值總額之10%；

(c) 上文(a)段授予之授權須待下列條件獲達成後，方可行使：

(i) 於本通告所載舉行本公司內資股(「**內資股**」)類別股東大會之日(或延遲舉行內資股類別股東大會(如適用)之日期)舉行之臨時股東大會及H股類別股東大會上，分別通過特別決議案，條款與本段(惟第(c)(i)分段除外)所載決議案之條款相同；

(ii) 本公司已取得國務院國有資產監督管理委員會及中國國家外匯管理局(或彼等各自之接掌權力機關)及／或中國法律、準則及制度規定下任何其他監管機關(如適用)之批准；及

(iii) 根據本公司之公司章程(「**章程**」)第28條所載之通知程序，本公司任何債權人並無要求本公司清償債務或就任何尚欠任何債權人之款項提供償債擔保(或如本公司任何債權人要求本公司清償債務或提供償債擔保，本公司已全權決定清償債務或就有關欠款提供擔保)；

(d) 就本特別決議案而言，「**相關期間**」乃指本特別決議案獲通過當日起至下列較早之日期止之期間：

(i) 在本特別決議案通過後之本公司下一次股東周年大會結束時；及

(ii) 本公司股東於任何股東大會上通過特別決議案或本公司H股股東或內資股股東於各自的類別股東大會上通過特別決議案撤回或修改本特別決議案所賦予之授權之日；及

(e) 待取得所有中國有關政府機關批准購回該等H股的情況下，授權董事會：

(i) 於本公司按上文(a)段所賦予之授權購回H股後，在董事會認為合適的情況對章程進行相應修訂，藉以削減本公司的註冊股本，並反映本公司的新股本結構；及

(ii) 向中國有關政府機關提交本公司經修訂之章程備案。」

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長

中華人民共和國，北京
二零零九年一月十二日

註冊辦事處：
中華人民共和國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

附註：

1. 本公司將於二零零九年一月三十日至二零零九年三月三日(包括首尾兩天)暫停辦理H股過戶登記。於二零零九年一月二十九日營業時間結束時已經登記在本公司股東名冊上的H股及內資股持有人均有權出席臨時股東大會及類別股東大會。H股過戶文件須於二零零九年一月二十九日下午四時三十分之前送交本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，受讓人方可出席臨時股東大會及H股類別股東大會。

2. 凡有權出席臨時股東大會並於會上投票的股東均可委任一位或以上代理人代其出席臨時股東大會並代其投票。凡有權出席H股類別股東大會並於會上投票的H股股東均可委任一位或以上代理人代其出席H股類別股東大會並代其投票。凡有權出席內資股類別股東大會並於會上投票的內資股股東均可委任一位或以上代理人代其出席內資股類別股東大會並代其投票。

3. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股股東而言，經過公證的授權書或其他授權文件和代表委任表格或經修訂代表委任表格須在大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股股東而言，上述文件必須在相同時限內送達香港證券登記有限公司，方為有效。為免生疑問，除非(1)相關股東選擇填妥及交回經修訂的代表委任表格、及(2)相關股東選擇親身出席臨時股東大會及類別股東大會並於會上投票、或(3)相關股東選擇撤銷已填妥及交回本公司的代表委任表格，否則本公司已於二零零九年一月八日連同本公司日期為二零零九年一月八日的通函一併寄發予股東並經恰當簽署及交回本公司的臨時股東大會及類別股東大會的代表委任表格仍然有效。

4. 擬親自或由代理人代表出席臨時股東大會及類別股東大會的股東，須於二零零九年二月十一日或之前將出席臨時股東大會及類別股東大會的經修訂回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。為免生疑問，已向本公司交回臨時股東大會及類別股東大會的回執(本公司已於二零零九年一月八日將其連同本公司日期為二零零九年一月八日的通函一併寄發予股東)的股東仍須向本公司交回經修訂回執。

5. 臨時股東大會及類別股東大會預計需時半天。擬出席臨時股東大會及類別股東大會的股東或其代理人須自行承擔交通費及住宿費。

6. 填妥並交回代表委任表格或經修訂代表委任表格後，股東仍可親身出席相關會議或其任何續會，並於會上投票。在此情況下，其代表委任表格或經修訂代表委任表格將視為自行撤銷。

7. 於本通告日期，本公司董事會包括：

執行董事 ： 徐強先生 *(董事長)*、崔志雄先生、肖殷洪先生及朱曉星先生；

非執行董事 ： 王全華先生、羅朝庚先生、宮國魁先生、滎剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生；

獨立非執行董事 ： 易永發先生、袁耀輝先生及蔡敬金先生。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

臨時股東大會二通告

謹此通告中國民航信息網絡股份有限公司（「**本公司**」）擬於二零零九年三月三日（星期二）上午九時三十分於中華人民共和國北京王府井大街57號王府井大飯店二層會議室舉行臨時股東大會（「**臨時股東大會二**」），以審議及酌情通過如下普通決議案（不論有否修訂）：

1. 「**動議**：批准本公司與上海航空股份有限公司訂立的日期為二零零四年十一月五日的航空服務協議項下擬進行的交易於截至二零零九年十月三十一日止十個月的年度上限（定義見本公司日期為二零零九年一月十二日的通函（「**通函**」），其上註有「A」字的副本已提呈大會，並由大會主席簽署，以資識別），並授權本公司董事作出彼等認為就該等年度上限而言屬必需、適宜或恰當的任何行動。」

2. 「**動議**：

   (a) 批准本公司與四川航空股份有限公司（「**四川航空**」）就本集團（定義見通函）向四川航空提供技術服務（定義見通函）續訂一年（自二零零九年一月一日至二零零九年十二月三十一日止）日期為二零零七年十一月十四日的協議（「**續訂的四川航空服務協議**」）（其上註有「B」字的副本已提呈大會，並由大會主席簽署，以資識別）及其項下擬進行之所有交易；及

   (b) 批准通函所載的續訂的四川航空服務協議項下擬進行的交易於截至二零零九年十二月三十一日止年度的年度上限，

   並授權本公司董事作出彼等認為就續訂的四川航空服務協議及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

3. 「**動議**：

(c) 批准本公司與中國國際航空股份有限公司(「**國航**」)就本集團(定義見通函)向國航提供技術服務(定義見通函)續訂一年(自二零零九年一月一日至二零零九年十二月三十一日止)日期為二零零六年十二月一日的協議(「**續訂的國航航空服務協議**」)(其上註有「C」字的副本已提呈大會，並由大會主席簽署，以資識別)及其項下擬進行之所有交易；及

(d) 批准通函所載的續訂的國航航空服務協議項下擬進行的交易於截至二零零九年十二月三十一日止年度的年度上限，

並授權本公司董事作出彼等認為就續訂的國航航空服務協議及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長

中華人民共和國，北京
二零零九年一月十二日

註冊辦事處：
中華人民共和國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

附註：

1. 本公司將於二零零九年一月三十日至二零零九年三月三日(包括首尾兩天)暫停辦理H股(「**H股**」)過戶登記。於二零零九年一月二十九日營業時間結束時已經登記在本公司股東名冊上的H股及本公司內資股(「**內資股**」)持有人均有權出席臨時股東大會二。H股過戶文件須於二零零九年一月二十九日下午四時三十分之前送交本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，受讓人方可出席臨時股東大會二。

2. 凡有權出席臨時股東大會二並於會上投票的股東有權委任一位或以上代理人代其出席臨時股東大會二並代其投票。代理人毋須為本公司股東。

3. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股股東而言，經過公證的授權書或其他授權文件和代表委任表格須在大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股股東而言，上述文件必須在相同時限內送達香港證券登記有限公司，方為有效。

4. 填妥並交回代表委任表格後，股東仍可親身出席臨時股東大會二或其任何續會，並於會上投票。在此情況下，其代表委任表格將視為自行撤銷。

5. 擬親自或由代理人代表出席臨時股東大會二的股東，須於二零零九年二月十一日或之前將出席臨時股東大會二回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 臨時股東大會二預計需時半天。擬出席臨時股東大會二的股東或其代理人須自行承擔交通費及住宿費。

7. 於本通告日期，本公司董事會包括：

   執行董事 ： 徐強先生 *(董事長)*、崔志雄先生、肖殷洪先生及朱曉星先生；

   非執行董事 ： 王全華先生、羅朝庚先生、宮國魁先生、榮剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生；

   獨立非執行董事 ： 易永發先生、袁耀輝先生及蔡敬金先生。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

REVISED NOTICE OF EXTRAORDINARY GENERAL MEETING
REVISED NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES
REVISED NOTICE OF CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES

NOTICE IS HEREBY GIVEN that the following meetings of TravelSky Technology Limited ("**Company**") (which were convened to be held on 24 February 2009 pursuant to the notices of extraordinary general meeting, notice of class meeting for H shares of the Company and notice of class meeting for domestic shares of the Company dated 8 January 2009 of the Company) are postponed to be held on Tuesday, 3 March 2009 at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the People's Republic of China ("**PRC**"):

(1) the extraordinary general meeting ("**EGM**") will be held at 10:00 a.m.;

(2) the class meeting for holders of H shares of the Company ("**H Shares**") will be held immediately as soon as the conclusion of the EGM as stated in (1) above or the adjournment thereof; and

(3) the class meeting for holders of domestic shares of the Company ("**Domestic Shares**") will be held immediately as soon as the conclusion of the aforesaid class meeting as stated in (2) above or the adjournment thereof.

These meetings are to be held for the following purposes:

EGM

SPECIAL RESOLUTIONS

1. To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT:**

(a) amendments to the articles of association of the Company ("**Articles**") as set out below be and they are hereby approved:

(i) Article 94 of the Articles:

By (aa) deleting the words "15 directors" and substituting therefor the words "9 directors"; (bb) deleting the words "two or more independent (non-executive) directors" and substituting therefor the words "at least three independent (non-executive) directors"; and (cc) deleting the phrase ", shall have three vice chairmen of the board of directors".

(ii) Article 95 of the Articles:

By deleting all the words "vice chairman of the board" contained in this Article.

(iii) Article 98 of the Articles:

By deleting the sentence "When the chairman of the board of directors is unable to exercise his powers of office, he shall appoint a deputy chairman to act on his behalf." and substituting therefor the sentence "When the chairman of the board of directors is unable to exercise his powers of office, one director of the Company as elected by more than half of the directors of the Company shall act on behalf of the chairman of the board of directors."

(iv) Article 117 of the Articles:

By (aa) deleting the words "9 supervisors" and substituting therefor the words "5 supervisors"; and (bb) deleting the words "more than 1 in dependent supervisors" and substituting therefor the words "one or more independent supervisors".

(The above is the English translation of the Chinese version of the above proposed amendments to the Articles. Should there be any inconsistencies between the English version and the Chinese version, the Chinese version shall prevail. The amended Articles will be effective upon registration with State Administration for Industry and Commerce, the PRC.)

(b) the directors ("**Directors**") of the Company be and they are hereby authorised to file the amended Articles with the State Administration for Industry and Commerce, the PRC; and

(c) the Directors be and they are hereby authorised to take any step or sign any document as they consider necessary desirable or expedient in connection with the amendments to the Articles and the transactions contemplated thereunder."

2. To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the PRC, The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board of Directors ("**Board**") be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph 2 (except for this sub-paragraph (c)(i)) at each of the class meeting for holders of domestic shares ("**Domestic Shares**") of the Company and the class meeting for holders of H Shares, both to be held on the date of the EGM as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

ORDINARY RESOLUTIONS

3. To consider and approve, conditional upon resolution numbered 1 above being passed, the resignation of Mr Gong Guokui from the office of a non-executive Director due to arrangement of his other work (which is not relating to the Company and its subsidiaries) with effect from the conclusion of the EGM; and to consider and approve the appointment of Mr Cao Guangfu as a non-executive Director with a term commencing on the conclusion of the EGM to the expiry of the third Board and to authorise the Board on behalf of the Company to execute necessary documents including service contract with him and determine his remuneration.

4. To consider and approve, in separate resolution and conditional upon resolution numbered 1 above being passed, (a) the resignation of Mr Zhu Xiaoxing from the office of an executive Director, and (b) the resignation of each of the following Directors from the office of a non-executive Director, all with effect from the conclusion of the EGM:

(i) Mr Rong Gang;

(ii) Mr Sun Yongtao;

(iii) Mr Liu Dejun;

(iv) Mr Xia Yi; and

(v) Mr Song Jian.

5. To consider and approve, in separate resolution and conditional upon resolution numbered 1 above being passed, the resignation of each of Mr Jing Gongbin and Mr Zhang Yakun from the office of a shareholder representative supervisor ("**Supervisor**") of the Company and the resignation of each of Ms Wang Xiaomin and Mr Zhang Xin from the office of a staff representative Supervisor, with effect from the conclusion of the EGM.

MEETING FOR HOLDERS OF H SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the People's Republic of China ("**PRC**"), The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board ("**Board**") of directors ("**Directors**") of the Company be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at each of the extraordinary general meeting and the class meeting for holders of domestic shares of the Company ("**Domestic Shares**"), both to be held on the date of the class meeting for holders of H Shares as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

MEETING FOR HOLDERS OF DOMESTIC SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"THAT:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the People's Republic of China ("**PRC**"), The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board ("**Board**") of directors ("**Directors**") of the Company be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at each of the EGM and the class meeting for holders of H Shares, both to be held on the date of the class meeting for holders of domestic shares of the Company ("**Domestic Shares**") as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, **"Relevant Period"** means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
12 January 2009

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
The People's Republic of China

Notes:

1. The register of holders of H Shares of the Company will be closed from 30 January 2009 to 3 March 2009 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of the H Shares and Domestic Shares whose names appear on the register of members of the Company at the close of business on 29 January 2009 are entitled to attend the EGM and the class meetings. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. by 4:30 p.m. on 29 January 2009 in order to entitle the transferee to attend the EGM and the class meeting for holders of H Shares.

2. Each shareholder who is entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his or her behalf at the EGM. Each holder of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Each holder of Domestic Shares who is entitled to attend and vote at such class meeting for the holders of Domestic Shares may appoint one or more proxies to attend and vote on his or her behalf at such class meeting.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy or revised form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the meeting. To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time. For avoidance of doubt, forms of proxy for the EGM and the class meetings which have been despatched to the shareholders by the Company together with the Company's circular dated 8 January 2009 on 8 January 2009 and which have been properly executed and returned to the Company REMAIN VALID for the EGM and the class meetings, unless (1) the relevant shareholders elect to complete and return the revised forms of proxy, or (2) the relevant shareholders elect to attend in person and vote at the EGM and the class meetings, or (3) the relevant shareholders elect to revoke the forms of proxy that they have already completed and returned to the Company.

4. Shareholders who intend to attend the EGM and the class meetings in person or by proxy should return the revised reply slips for attending the EGM and the class meetings to the registered address of the Company on or before 11 February 2009 in person, by mail or by fax. For avoidance of doubt, shareholders who have returned to the Company the reply slips (which were despatched to the shareholders by the Company together with the Company's circular dated 8 January 2009 on 8 January 2009) are still required to return to the Company the revised reply slips.

5. The EGM and the class meetings are expected to last for half a day. Shareholders (or their proxies) attending the EGM and the class meetings are responsible for their own transportation and accommodation expenses.

6. Completion and return of the forms of proxy or revised forms of proxy will not preclude a member from attending and voting in person at the relevant meeting or any adjournment thereof. If such member attends the meeting(s), his form(s) of proxy or revised form(s) of proxy will be deemed to have been revoked.

7. As at the date hereof, the board of the directors of the Company comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

(18)



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT

CHANGE OF BOOK CLOSURE PERIOD

The Board announces that:

(1) the EGM 2 is convened to be held on 3 March 2009 to approve the Continuing Connected Transactions and the Annual Caps;

(2) the EGM and the Class Meetings convened to be held on 24 February 2009 are postponed to be held on 3 March 2009; and

(3) the book closure period for determining the entitlement to attend the EGM and the Class Meetings will change from 23 January 2009 to 24 February 2009 (both days inclusive) to 30 January 2009 to 3 March 2009 (both days inclusive).

References are made to (1) the circular ("**Repurchase Circular**") dated 8 January 2009 of the Company in relation to, among others, appointment and resignation of Directors, appointment and resignation of Supervisors, amendments to the Articles and the grant of the Repurchase Mandate, and (2) the circular ("**CCT Circular**") dated 12 January 2009 of the Company in relation to, among other things, the Continuing Connected Transactions. Unless the context requires otherwise, terms used herein shall have the same meanings as those defined in the Repurchase Circular and the CCT Circular.

As set out in the notices of the EGM and the Class Meetings dated 8 January 2009 of the Company, the EGM and the Class Meetings were convened to be held on 24 February 2009, and the book closure period for determining the entitlement to attend the EGM and the Class Meetings was 23 January 2009 to 24 February 2009 (both days inclusive).

As set out in the notice of the EGM 2 dated 12 January 2009 and the CCT Circular, the EGM 2 is convened to be held on 3 March 2009 for approving the Continuing Connected Transactions and the Annual Caps. In order to hold the EGM, the Class Meetings and the EGM 2 on the same day, the EGM and the Class Meetings are postponed to be held on 3 March 2009. Please refer to the revised notices of the EGM and the Class Meetings dated 12 January 2009 of the Company. As a result of the postponement of the EGM and the Class Meetings, the book closure period for determining the entitlement to attend the EGM and the Class Meetings will change from 23 January 2009 to 24 February 2009 (both days inclusive) to 30 January 2009 to 3 March 2009 (both days inclusive). The register of holders of H Shares of the Company will be closed from 30 January 2009 to 3 March 2009 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of the H Shares and Domestic Shares whose names appear on the register of members of the Company at the close of business on 29 January 2009 are entitled to attend the EGM and the Class Meetings. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 29 January 2009 in order to entitle the transferee to attend the EGM and the Class Meeting for holders of H Shares.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 12 January 2009

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors	:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors	:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.



中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTION

The Company has entered into the Hainan Airline Services Agreement in relation to the Continuing Connected Transaction set out in this announcement.

As set out in the paragraph headed "Listing Rules Requirements" in this announcement below, the Continuing Connected Transaction is subject to the reporting, announcement and the independent shareholders' approval requirements under the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Continuing Connected Transaction is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolution in respect of the Continuing Connected Transaction and the Annual Caps, after taking into account the recommendations of the independent financial adviser.

In this connection, the Company will appoint an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Continuing Connected Transaction is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

GENERAL

A circular containing, among other things, (i) further details of the Continuing Connected Transaction; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transaction and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transaction and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

CONTINUING CONNECTED TRANSACTION

Background

As set out in the 2006 Circular, the Company entered into the Existing Hainan Airline Services Agreement with Hainan Airlines pursuant to which the Group shall provide the Technology Services to Hainan Airlines from 1 January 2004 to 31 December 2008.

The Existing Hainan Airline Services Agreement expired on 31 December 2008. The Company has entered into the Hainan Airline Services Agreement as set out in this announcement.

THE HAINAN AIRLINE SERVICES AGREEMENT

Date	:	20 January 2009
Parties	:	The Company (as provider of the Technology Services); and Hainan Airlines (as recipient of the Technology Services) *(Note)*.
Term	:	1 January 2009 to 31 December 2011
Number of years of renewal	:	Three

Note: Pursuant to the letter dated 26 December 2008 issued by Hainan Airlines to the Company and the letter dated 20 January 2009 issued by the Company to Hainan Airlines, reference to Hainan Airlines in the Hainan Airline Services Agreement shall include Xin Hua Holding.

SERVICES TO BE PROVIDED UNDER THE HAINAN AIRLINE SERVICES AGREEMENT

Services : The services to be provided by the Group to Hainan Airlines under the Hainan Airline Services Agreement will cover:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees : The service fees for the Technology Services payable by Hainan Airlines under the Hainan Airline Services Agreement are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, Hainan Airlines is required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by Hainan Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

INFORMATION ON HAINAN AIRLINES AND XIN HUA HOLDING

Hainan Airlines

Hainan Airlines is a promoter of the Company and thus a connected person of the Company. It is principally engaged in airline operation in the PRC.

Xin Hua Holding

Xin Hua Holding is the holding company of Hainan Airlines, a promoter of the Company. Xin Hua Holding is an associate of a promoter of the Company and thus a connected person of the Company under Rule 14A.11(4) of the Listing Rules.

Xin Hua Holding is principally engaged in the operation of civil aviation.

HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the amount of the transactions between Hainan Airlines and the Company for the three years ended 31 December 2007:

	Year ended 31 December		
	2005	**2006**	**2007**
Hainan Airlines	RMB119,118,000 (equivalent to approximately HK$134,603,000)	RMB123,533,000 (equivalent to approximately HK$139,592,000)	RMB146,464,000 (equivalent to approximately HK$165,504,000)

The Group did not provide any Technology Services to Xin Hua Holding during the three years ended 31 December 2007.

The transactions between Hainan Airlines and the Company for the three years ended 31 December 2007 mentioned above did not exceed the annual caps for such transactions as set out in the 2006 Circular.

Based on the unaudited management accounts of the Group for the ten months ended 31 October 2008, the transactions between Hainan Airlines and the Company for the ten months ended 31 October 2008 have not exceeded the applicable annual caps ("**2008 Annual Caps**") set for the year ending 31 December 2008 as set out in the 2006 Circular, and the Directors expect that such transactions for the year ended 31 December 2008 will not exceed the 2008 Annual Caps. The Group did not provide any Technology Services to Xin Hua Holding during the year ended 31 December 2008.

The Directors expect that, barring unforeseen circumstances, the Continuing Connected Transaction with Hainan Airlines from 1 January 2009 to the date of the EGM (assuming that it will be held by 30 April 2009) may exceed the de minimis threshold under Rule 14A.34 of the Listing Rules.

ANNUAL CAPS

Set out below is a summary of the Annual Caps of the Continuing Connected Transaction entered or to be entered between Hainan Airlines and the Company under the Hainan Airline Services Agreements:

	Year ending 31 December		
	2009	**2010**	**2011**
Hainan Airlines (including Xin Hua Holding) *(Note)*	RMB210,908,000 (equivalent to approximately HK$238,326,000)	RMB253,090,000 (equivalent to approximately HK$285,992,000)	RMB303,708,000 (equivalent to approximately HK$343,190,000)

Note: The Group did not provide any Technology Services to Xin Hua Holding during the three years ended 31 December 2007. Accordingly, the Company can merely take into account the historical transaction amounts of the continuing connected transactions between Hainan Airlines and the Company in determining the Annual Caps for the Continuing Connected Transaction contemplated under the Hainan Airline Services Agreement as, to the best knowledge of the Company, it is considered necessary and reasonable to include Xin Hua Holding as recipient of the Technology Services under the Hainan Airline Services Agreement because certain flights which were used to be operated by Hainan Airlines in the past or new flights originally proposed to be operated by Hainan Airlines may be operated by Xin Hua Holding in future. The estimated aggregate transaction volume of the transactions between the Company and Hainan Airlines and Xin Hua Holding will not be affected by the possible taking up of certain operation of Hainan Airlines by Xin Hua Holding as aforesaid.

The Annual Caps set out above are determined by reference to (i) the historical transaction amounts of the continuing connected transaction between Hainan Airlines and the Company for the three years ended 31 December 2007 and the ten months ended 31 October 2008 for the reason mentioned in the note above; and (ii) the estimated growth of the transaction volume taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that the Continuing Connected Transaction with Hainan Airlines will increase by about 15% to 20% per annum and 20% is used in determining the amount of the Annual Caps.

The Directors are of the view that the Annual Caps are fair and reasonable.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTION

The Group is principally engaged in provision of aviation information technology services in the PRC.

The provision of the Technology Services to Hainan Airlines (including Xin Hua Holding) is in the ordinary and usual course of business of the Group. The Group will receive service fees for the Technology Services from Hainan Airlines under the Hainan Airline Services Agreement and thus, will increase the total revenue of the Group.

The historical continuing connected transactions carried out between the Company and Hainan Airlines have been conducted in the ordinary and usual course of business of the Group. The Continuing Connected Transaction will also be conducted in the ordinary and usual course of business of the Group.

The Directors are of the view that the Continuing Connected Transaction is on normal commercial terms and the terms of the Continuing Connected Transaction are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

LISTING RULES REQUIREMENTS

Given that Hainan Airlines and Xin Hua Holding are connected persons of the Company as mentioned above, the Continuing Connected Transaction constitute continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

Since the Percentage Ratios for the Continuing Connected Transaction with Hainan Airlines (including Xin Hua Holding) on an annual basis exceed 2.5%, the Continuing Connected Transaction is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Continuing Connected Transaction is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolution in respect of the Continuing Connected Transaction and the Annual Caps, after taking into account the recommendations of the independent financial adviser.

In this connection, the Company will appoint an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Continuing Connected Transaction is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

The Company will disclose information in relation to the Continuing Connected Transaction in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

GENERAL

A circular containing, among other things, (i) further details of the Continuing Connected Transaction; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transaction and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transaction and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"2006 Circular"	the Company's circular dated 7 April 2006 in relation to, among other things, the Existing Hainan Airline Services Agreement
"Annual Caps"	the expected maximum amount of fees payable by Hainan Airlines under the Hainan Airline Services Agreement for the period covered thereunder
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of the Directors
"CAAC"	中國民用航空局 (Civil Aviation Administration of China), the administrative authority in the civil aviation industry in the PRC
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States

"Continuing Connected Transaction"	the transactions contemplated under the Hainan Airline Services Agreement
"Directors"	the directors of the Company
"EGM"	extraordinary general meeting of the Company to be convened for the purpose of, among other things, approving the Continuing Connected Transaction and the Annual Caps by the Independent Shareholders, and the notice of which will be set out in a circular to be despatched to the shareholders of the Company
"Existing Hainan Airline Services Agreement"	the agreement dated 25 October 2004 and entered into between the Company and Hainan Airlines in relation to the Technology Services, particulars of which are set out in the 2006 Circular
"Hainan Airline Services Agreement"	the agreement dated 20 January 2009 and entered into between the Company and Hainan Airlines in relation to the Technology Services
"Hainan Airlines"	Hainan Airlines Company Limited (海南航空股份有限公司), a promoter of the Company (for the purpose of the Continuing Connected Transaction contemplated under the Hainan Airline Services Agreement, shall include Xin Hua Holding)
"Independent Board Committee"	the independent board committee of the Company to be formed by the Company to advise the Independent Shareholders in respect of the Continuing Connected Transaction and the Annual Caps

"Independent Shareholders"	the shareholders of the Company, other than Hainan Airlines, Xin Hua Holding and their respective associates (if holding Shares at the EGM)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Technology Services"	various aviation information technology services and ancillary support to be provided by the Group to Hainan Airlines as set out in the paragraph headed "Services to be provided under the Hainan Airline Services Agreement" above
"Xin Hua Holding"	大新華航空有限公司 (Da Xin Hua Holding Limited), the holding company of Hainan Airlines

For the purpose of this announcement, unless otherwise indicated, the exchange rate at RMB1 = HK$1.13 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 21 January 2009

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors	:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors	:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

(20)


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31/01/2009**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited (the "**Company**")

Date Submitted: 02/02/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	RMB1	RMB1	RMB 1,154,607,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,154,607,000		RMB 1,154,607,000

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,776,315,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,154,607,000		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,154,607,000		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
				Total C. (Ordinary shares)		
				(Preference shares)		
				(Other class)		

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased (Note 1) ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed (Note 1) ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E.	(Ordinary shares)	______	
			(Preference shares)	______	
			(Other class)	______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA
(These figures should be the same as the relevant figures under II above (揊 ovements in Issued Share Capital? .)		

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, stock broker, solicitor, professional accountant or other appropriate independent advisers.

21

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTION AND NOTICE OF EGM

Independent financial adviser to the Independent Board Committee and the Independent Shareholders


招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A letter from the Board is set out on pages 1 to 9 of this circular. A letter from the Independent Board Committee is set out on page 10 of this circular. A letter from China Merchants containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 11 to 20 of this circular.

A notice convening the EGM to be held at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the People's Republic of China at 11:00 a.m. on 8 April 2009 is set out on pages 24 to 26 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (in case of holders of H shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of domestic shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

4 February 2009

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"2006 Circular"	the Company's circular dated 7 April 2006 in relation to, among other things, the Hainan Airline Services Agreement
"Annual Caps"	the expected maximum amount of fees payable by Hainan Airlines under the Hainan Airline Services Agreement for the period covered thereunder
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of the Directors
"CAAC"	中國民用航空局 (Civil Aviation Administration of China), the administrative authority in the civil aviation industry in the PRC
"China Merchants"	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a corporation licensed to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Continuing Connected Transaction"	the transactions contemplated under the Hainan Airline Services Agreement
"Directors"	the directors of the Company
"EGM"	extraordinary general meeting of the Company convened to be held on 8 April 2009 for the purpose of approving the Continuing Connected Transaction and the Annual Caps by the Independent Shareholders, and the notice of which is set out on pages 24 to 26 of this circular
"Existing Hainan Airline Services Agreement"	the agreement dated 25 October 2004 and entered into between the Company and Hainan Airlines in relation to the Technology Services, particulars of which are set out in the 2006 Circular

"Group"	the Company and its subsidiaries
"Hainan Airline Services Agreement"	the agreement dated 20 January 2009 and entered into between the Company and Hainan Airlines in relation to the Technology Services (as supplemented by the letter dated 26 December 2008 issued by Hainan Airlines to the Company and the letter dated 20 January 2009 issued by Company to Hainan Airlines)
"Hainan Airlines"	Hainan Airlines Company Limited (海南航空股份有限公司), a promoter of the Company (for the purpose of the Continuing Connected Transaction contemplated under the Hainan Airline Services Agreement, shall include Xin Hua Holding)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the independent board committee of the Company established by the Company which comprises Yick Wing Fat, Simon, Yuan Yaohui and Chua Keng Kim to advise the Independent Shareholders in respect of the Continuing Connected Transaction and the Annual Caps
"Independent Shareholders"	the shareholders of the Company, other than Hainan Airlines, Xin Hua Holding and their respective associates (if holding share in the capital of the Company at the EGM)
"Latest Practicable Date"	2 February 2009, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company

"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services"	various aviation information technology services and ancillary support to be provided by the Group to Hainan Airlines as set out in the paragraph headed "Services to be provided under the Hainan Airline Services Agreement" in the Letter from the Board in this circular
"Xin Hua Holding"	大新華航空有限公司 (Da Xin Hua Holding Limited), the holding company of Hainan Airlines
"%"	per cent.

For the purpose of this circular, unless otherwise indicated, the exchange rate at RMB1 = HK$1.33 has been used, where applicable, for the purpose of illustration only and does not constitute a representation that any amount have been, could have been or may be exchanged.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Xu Qiang *(Chairman)*
Cui Zhixiong
Xiao Yinhong
Zhu Xiaoxing
Wang Quanhua#
Luo Chaogeng#
Gong Guokui#
Rong Gang#
Sun Yongtao#
Liu Dejun#
Xia Yi#
Song Jian#
Yick Wing Fat, Simon##
Yuan Yaohui##
Chua Keng Kim##

\# *Non-executive Directors*
\## *Independent Non-executive Directors*

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
The PRC

4 February 2009

To the Shareholders

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTION AND NOTICE OF EGM

1. BACKGROUND

As set out in the Company's announcement dated 21 January 2009, the Company has entered into the Hainan Airline Services Agreement and the Directors propose to seek the Independent Shareholders' approval for the Continuing Connected Transaction and the Annual Caps at the EGM.

The purposes of this circular are to provide you with, among other things, (i) further details of the Continuing Connected Transaction; (ii) a letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transaction and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transaction and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM to consider, if thought fit, and approve the resolution in respect of the Continuing Connected Transaction and the Annual Caps.

2. CONTINUING CONNECTED TRANSACTION

Background

As set out in the 2006 Circular, the Company entered into the Existing Hainan Airline Services Agreement with Hainan Airlines pursuant to which the Group shall provide the Technology Services to Hainan Airlines from 1 January 2004 to 31 December 2008.

The Existing Hainan Airline Services Agreement expired on 31 December 2008. The Company has entered into the Hainan Airline Services Agreement.

Particulars of the Hainan Airline Services Agreement are set out below:

Date	:	20 January 2009
Parties	:	The Company (as provider of the Technology Services); and Hainan Airlines (as recipient of the Technology Services) *(Note)*.
Term	:	1 January 2009 to 31 December 2011
Number of years of renewal	:	Three

Note: Pursuant to the letter dated 26 December 2008 issued by Hainan Airlines to the Company and the letter dated 20 January 2009 issued by the Company to Hainan Airlines, reference to Hainan Airlines in the Hainan Airline Services Agreement shall include Xin Hua Holding.

3. SERVICES TO BE PROVIDED UNDER THE HAINAN AIRLINE SERVICES AGREEMENT

Services : The services to be provided by the Group to Hainan Airlines under the Hainan Airline Services Agreement will cover:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees : The service fees for the Technology Services payable by Hainan Airlines under the Hainan Airline Services Agreement are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, Hainan Airlines is required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by Hainan Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

4. INFORMATION ON HAINAN AIRLINES AND XIN HUA HOLDING

Hainan Airlines

Hainan Airlines is a promoter of the Company and thus a connected person of the Company. It is principally engaged in airline operation in the PRC.

Xin Hua Holding

Xin Hua Holding is the holding company of Hainan Airlines, a promoter of the Company. Xin Hua Holding is an associate of a promoter of the Company and thus a connected person of the Company under Rule 14A.11(4) of the Listing Rules.

Xin Hua Holding is principally engaged in the operation of civil aviation.

5. HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the amount of the transactions between Hainan Airlines and the Company for the three years ended 31 December 2007:

	Year ended 31 December		
	2005	2006	2007
Hainan Airlines	RMB119,118,000 (equivalent to approximately HK$134,603,000)	RMB123,533,000 (equivalent to approximately HK$139,592,000)	RMB146,464,000 (equivalent to approximately HK$165,504,000)

The Group did not provide any Technology Services to Xin Hua Holding during the three years ended 31 December 2007.

The transactions between Hainan Airlines and the Company for the three years ended 31 December 2007 mentioned above did not exceed the annual caps for such transactions as set out in the 2006 Circular.

Based on the unaudited management accounts of the Group for the ten months ended 31 October 2008, the transactions between Hainan Airlines and the Company for the ten months ended 31 October 2008 have not exceeded the applicable annual caps ("2008 Annual Caps") set for the year ending 31 December 2008 as set out in the 2006 Circular, and the Directors expect that such transactions for the year ended 31 December 2008 will not exceed the 2008 Annual Caps. The Group did not provide any Technology Services to Xin Hua Holding during the year ended 31 December 2008.

The Directors expect that, barring unforeseen circumstances, the Continuing Connected Transaction with Hainan Airlines from 1 January 2009 to the date of the EGM (assuming that it will be held by 30 April 2009) may exceed the de minimis threshold under Rule 14A.34 of the Listing Rules. If the Continuing Connected Transaction with Hainan Airlines from 1 January 2009 to the date of the EGM exceeds the de minimis threshold under Rule 14A.34 of the Listing Rules, the Company will publish an announcement in accordance with the requirements under the Listing Rules.

6. ANNUAL CAPS

Set out below is a summary of the Annual Caps of the Continuing Connected Transaction entered or to be entered between Hainan Airlines and the Company under the Hainan Airline Services Agreement:

	Year ending 31 December		
	2009	**2010**	**2011**
Hainan Airlines (including Xin Hua Holding) *(Note)*	RMB210,908,000 (equivalent to approximately HK$238,326,000)	RMB253,090,000 (equivalent to approximately HK$285,992,000)	RMB303,708,000 (equivalent to approximately HK$343,190,000)

Note: The Group did not provide any Technology Services to Xin Hua Holding during the three years ended 31 December 2007. Accordingly, the Company can merely take into account the historical transaction amounts of the continuing connected transactions between Hainan Airlines and the Company in determining the Annual Caps for the Continuing Connected Transaction contemplated under the Hainan Airline Services Agreement as, to the best knowledge of the Company, it is considered necessary and reasonable to include Xin Hua Holding as recipient of the Technology Services under the Hainan Airline Services Agreement because certain flights which were used to be operated by Hainan Airlines in the past or new flights originally proposed to be operated by Hainan Airlines may be operated by Xin Hua Holding in future. The estimated aggregate transaction volume of the transactions between the Company and Hainan Airlines and Xin Hua Holding will not be affected by the possible taking up of certain operation of Hainan Airlines by Xin Hua Holding as aforesaid.

The Annual Caps set out above are determined by reference to (i) the historical transaction amounts of the continuing connected transactions between Hainan Airlines and the Company for the three years ended 31 December 2007and the ten months ended 31 October 2008 for the reason mentioned in the note above; and (ii) the estimated growth of the transaction volume taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that the Continuing Connected Transaction with Hainan Airlines will increase by about 15% to 20% per annum and 20% is used in determining the amount of the Annual Caps.

The Directors are of the view that the Annual Caps are fair and reasonable.

7. REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTION

The Group is principally engaged in provision of aviation information technology services in the PRC.

The provision of the Technology Services to Hainan Airlines (including Xin Hua Holding) is in the ordinary and usual course of business of the Group. The Group will receive service fees for the Technology Services from Hainan Airlines under the Hainan Airline Services Agreement and thus, will increase the total revenue of the Group.

The historical continuing connected transactions carried out between the Company and Hainan Airlines have been conducted in the ordinary and usual course of business of the Group. The Continuing Connected Transaction will also be conducted in the ordinary and usual course of business of the Group.

The Directors are of the view that the Continuing Connected Transaction is on normal commercial terms and the terms of the Continuing Connected Transaction are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

8. LISTING RULES REQUIREMENTS

Given that Hainan Airlines and Xin Hua Holding are connected persons of the Company as mentioned above, the Continuing Connected Transaction constitutes continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

Since the Percentage Ratios for the Continuing Connected Transaction with Hainan Airlines (including Xin Hua Holding) on an annual basis exceed 2.5%, the Continuing Connected Transaction is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Company will disclose information in relation to the Continuing Connected Transaction in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

9. THE EGM

The EGM will be held at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the PRC at 11:00 a.m. on 8 April 2009 to consider and, if thought fit, approve, among other matters, the transactions contemplated under the Continuing Connected Transaction and the Annual Caps. Notice of the EGM is set out on pages 24 to 26 of this circular.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the Registrar at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (in case of holders of H Shares) or the Company's registered office at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of domestic shares of the Company), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

10. VOTING ARRANGEMENTS

Under the Listing Rules, the Continuing Connected Transaction and the Annual Caps are subject to the approval of the Independent Shareholders. Accordingly, Hainan Airlines and Xin Hua Holding with a material interest in the Continuing Connected Transaction and their respective associates will abstain from voting on the resolution to approve the Continuing Connected Transaction and the Annual Caps. As at the Latest Practicable date, Hainan Airlines was interested in 22,100,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 1.2% of the total issued share capital of the Company and Xin Dua Holding was not registered holder of any shares in the capital of the Company.

11. POLL PROCEDURE

Pursuant to Rule 13.39 of the Listing Rules, all votes of the Shareholders at the EGM must be taken by poll.

Pursuant to article 73 of the Articles of Association of the Company, voting by poll can be demanded:

(i) by the chairman of such meeting;

(ii) by at least two Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by shareholder(s) of the Company present in person or by proxy(ies) and holding 10% or more Shares conferring a right to vote at the meeting on his/her own or in aggregate.

12. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 10 of this circular and the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders in connection with the Continuing Connected Transaction and the Annual Caps and the principal factors and reasons considered by it in arriving at such advice set out on pages 11 to 20 of this circular.

The Independent Board Committee, having taken into account the advice of China Merchants, considers that the Continuing Connected Transaction is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution approving the Continuing Connected Transaction and the Annual Caps at the EGM.

13. GENERAL

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

4 February 2009

To the Independent Shareholders

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTION

We refer to the circular ("Circular") issued by the Company to its shareholders dated 4 February 2009 of which this letter forms part. Capitalised terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed by the Board to consider the Continuing Connected Transaction. China Merchants has been appointed as independent financial adviser to advise us and the Independent Shareholders in this respect.

We wish to draw your attention to the letter from the Board and the letter from China Merchants set out in the Circular. Having considered the principal factors and reasons considered by, and the advice of, China Merchants set out in its letter of advice set out in the Circular, we consider that the Continuing Connected Transaction is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution approving the Continuing Connected Transaction and the Annual Caps at the EGM.

Yours faithfully,
For and on behalf of the
Independent Board Committee

Yick Wing Fat, Simon
Yuan Yaohui
Chua Keng Kim

Independent Non-executive Directors

The following is the text of the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.


招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor,
One Exchange Square,
Central,
Hong Kong

4 February 2009

TravelSky Technology Limited
Floor 18-20, South Wing, Park C,
Raycom InfoTech Park,
No. 2 Ke Xue Yuan South Road,
Haidian District, Beijing 100190,
The PRC

To: the Independent Board Committee and the Independent Shareholders of TravelSky Technology Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTION

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transaction and the Annual Caps, details of which are contained in the letter from the Board (the "**Letter from the Board**") of the circular dated 4 February 2009 (the "**Circular**") issued by the Company to the Shareholders, of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

As referred to in the Letter from the Board, Hainan Airlines and Xin Hua Holding are connected persons of the Company under the Listing Rules. Thus, the transaction contemplated under the Hainan Airline Services Agreement constitutes continuing connected transaction for the Company under Chapter 14A of the Listing Rules. Given that the Percentage Ratios for the Continuing Connected Transaction with Hainan Airlines (including Xin Hua Holding) on an annual basis exceed 2.5%, the Continuing Connected Transaction constitute non-exempt continuing connected transaction for the Company under the Chapter 14A of the Listing Rules. Thus, the Continuing Connected Transaction is subject to the approval by the Independent Shareholders at the EGM.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide you with an independent opinion and recommendation as to (1) whether the Continuing Connected Transaction is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole; and (2) whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Group, the Directors and the Group's management to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due enquiries. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and will continue to be true at the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Group, the Directors and the Group's management, and have been advised by the Directors that no material facts have been omitted from the information provided by or referred to in the Circular.

In rendering our opinion, we have researched, analyzed and relied on information in relation to the Group, the Continuing Connected Transaction and the Annual Caps as set out below:

(i) the Hainan Airline Services Agreement;

(ii) the Existing Hainan Airline Services Agreement;

(iii) the annual report of the Company for the year ended 31 December 2006 (the "**2006 Annual Report**");

(iv) the annual report of the Company for the year ended 31 December 2007 (the "**2007 Annual Report**");

(v) the official website of the Company;

(vi) the 2006 Circular; and

(vii) the Circular.

We have also researched, analyzed and relied on information as set out below:

(i) China Statistical Yearbook 2007 (《中國統計年鑑－2007年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局);

(ii) the report headed "Production statistics report for civil aviation airports in 2006" (《2006年民航機場生產統計公報》) published on the official website of CAAC on 21 March 2007;

(iii) the report headed "Production statistics report for civil aviation airports in 2007" (《2007年民航機場生產統計公報》) published on the official website of CAAC on 6 March 2008; and

(iv) the annual reports of Hainan Airlines for the two years ended 31 December 2007.

We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information. Such relevant information provides us with a basis on which we have been able to formulate our independent opinion.

We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under Rule 13.80 of the Listing Rules (including the notes thereto) to formulate our opinion and recommendation. We have not, however, conducted any form of in-depth investigations into the business affairs, financial position and future prospects of the Group and the parties to the Continuing Connected Transaction, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Group, the Directors and the Group's management.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation regarding the Continuing Connected Transaction and the Annual Caps, we have taken into account the following principal factors and reasons:

I. BACKGROUND

1. Information on the Group

The Group is principally engaged in provision of aviation information technology services in the PRC. As referred to in the 2007 Annual Report, being a leading provider of information technology solutions for the China's aviation and travel industry, the Group is at a core position along the value chain of China's aviation and travel service distribution. While the Group provides advanced aviation information technology and extended services to the Chinese commercial airlines, it also distributes commercial airline products and services to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers.

The Group's turnover for each of the three years ended 31 December 2007 is set out below:

	Year ended 31 December		
	2005	**2006**	**2007**
	(RMB'000)	*(RMB'000)*	*(RMB'000)*
	(Audited)	(Audited)	(Audited)
The Group's turnover	1,496,784	1,711,705	2,001,903

Source: the 2006 Annual Report and the 2007 Annual Report

The Group's information in respect of bookings of seats of commercial airlines of the PRC for each of the four years ended 31 December 2007 is set out below:

Bookings of seats of commercial airlines of the PRC


Bookings
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
2004
2005
2006
2007
Year

Source: the official website of the Company

From the year ended 31 December 2005 to the year ended 31 December 2007, (i) the Group's audited turnover achieved a compound average growth rate ("**CAGR**") of approximately 15.6% per annum; and (ii) the Group's total bookings on seats of flights of commercial airlines of the PRC achieved a CAGR of approximately 15.4% per annum. As advised by the Directors, the growth in the Group's turnover and total bookings of seats of flights of commercial airlines of the PRC were attributable to: (i) the rapid economic growth in the PRC; (ii) the increase of international trade between the PRC and other countries; and (iii) the growing aviation and tourist industries in the PRC.

2. Information on Hainan Airlines

Hainan Airlines is a promoter of the Company and is principally engaged in airline operations in the PRC. As referred to in the Letter from the Board, reference to Hainan Airlines in the Hainan Airlines Services Agreement shall include Xin Hua Holding, which is principally engaged in operation of civil aviation and is the holding company of Hainan Airlines. Set out below is the audited turnover of Hainan Airlines and its subsidiaries from 2005 to 2007 (prepared under the PRC GAAP):

	Year ended 31 December		
	2005	**2006**	**2007**
	(RMB million)	*(RMB million)*	*(RMB million)*
	(Audited)	(Audited)	(Audited)
Turnover of Hainan Airlines and its subsidiaries (prepared under the PRC GAAP)	10,061	12,775	13,557

Source: the annual reports of Hainan Airlines for the two years ended 31 December 2007

Based on the above, we noted that, from the year ended 31 December 2005 to the year ended 31 December 2007, the audited turnover of Hainan Airlines and its subsidiaries achieved a CAGR of approximately 16.1% per annum. We consider that the aforesaid increase in the audited turnover of Hainan Airlines demonstrated the business growth of this airline.

3. Economy and aviation industry in the PRC

Based on (i) the report headed "Production statistics report for civil aviation airports in 2007" (《2007年民航機場生產統計公報》) published on the official website of CAAC on 6 March 2008; and (ii) the report headed "Production statistics report for civil aviation airports in 2006" (《2006年民航機場生產統計公報》) published on the official website of CAAC on 21 March 2007, the number of passenger traffic of the PRC airports (measured by number of passengers) in the PRC increased from approximately 284.4 million for the year ended 31 December 2005 to approximately 387.6 million for the year ended 31 December 2007, representing a CAGR of approximately 16.7% per annum.

Based on China Statistical Yearbook 2007 (《中國統計年鑑－2007年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局), from 2000 to 2006, the PRC's Gross Domestic Product increased from approximately RMB9,921 billion to approximately RMB21,087 billion, representing a CAGR of approximately 13.4% per annum.

Taking into account (i) the robust growth in the passenger traffic of the aviation industry in the PRC; (ii) the steady growth of the Gross Domestic Product of the PRC; and (iii) the CAGR of the Group's turnover of approximately 15.6% per annum from the year ended 31 December 2005 to the year ended 31 December 2007, the Directors expect that the Group's turnover will continue to achieve a growth in the coming years.

II. THE HAINAN AIRLINE SERVICES AGREEMENT

1. Reasons for and benefits of the entering into of the Hainan Airline Services Agreement

The details of the Existing Hainan Airline Services Agreement were already set out in the 2006 Circular, and such agreement was already approved at the extraordinary general meeting of the Company held on 25 May 2006, and subsequently expired on 31 December 2008. As advised by the Directors, the Company and Hainan Airlines agreed to enter into the Hainan Airline Services Agreement for the three years ending 31 December 2011.

After reviewing the Hainan Airline Services Agreement, we noted that the Technology Services provided under such agreement are similar to (i) the core business of the Group; and (ii) the transactions contemplated under the Existing Hainan Airline Services Agreement. In light of the above, we consider that the entering into of the Hainan Airline Services Agreement is in the ordinary and usual course of business of the Group. In addition, we concur with the Directors' view that the Continuing Connected Transaction would offer an important source of revenue to the Group.

2. The terms of the Hainan Airline Services Agreement

As referred to in the Letter from the Board, the service fees for the Technology Services payable by Hainan Airlines under the Hainan Airline Services Agreement are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is the same as the one disclosed in the Company's prospectus dated 29 January 2001. We have discussed with the Directors and were informed that the services fees to be charged by the Group under the Hainan Airline Services Agreement are governed by the aforesaid pricing schedule prescribed by CAAC.

In accordance with CAAC's prescribed prices, depending on the type of system through which the transaction is processed, Hainan Airlines is required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume, and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by Hainan Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc.; (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft; and (iii) fees for using the Company's data network services such as physical identified device connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

In this regard, we have reviewed the services fees to be charged by the Group under the Hainan Airline Services Agreement, and noted that they are within the respective price ranges prescribed by CAAC. Based on the aforesaid, we consider that the service fees for the Technology Services under the Hainan Airline Services Agreement, which is based on the price ranges prescribed by CAAC, is on normal commercial terms and is fair and reasonable so far as the Independent Shareholders are concerned.

Overall, we consider that the terms of the Continuing Connected Transaction are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

III. THE ANNUAL CAPS

1. The Annual Caps

Set out below is a summary of the annual caps for (i) the Hainan Airline Services Agreement for the three years ending 31 December 2011; and (ii) the Existing Hainan Airline Services Agreement for the year ended 31 December 2008:

	Annual caps			
	for the year ended 31 December	**for the year ending 31 December**		
	2008	**2009**	**2010**	**2010**
	(RMB)	*(RMB)*	*(RMB)*	*(RMB)*
Hainan Airline Services Agreement	N/A	210,908,000	253,090,000	303,708,000
Existing Hainan Airline Services Agreement	265,860,000 *(Note)*	N/A	N/A	N/A

Note: as set out on page 8 of the 2006 Circular

2. The historical transaction amounts of the Existing Hainan Airline Services Agreement

Set out below is a summary of the historical transaction amounts for the Existing Hainan Airline Services Agreement for the three years ended 31 December 2007:

	Historical transaction amount for the year ended 31 December		
	2005	**2006**	**2007**
	(RMB)	*(RMB)*	*(RMB)*
Existing Hainan Airline Services Agreement	119,118,000	123,533,000	146,464,000

Source: Letter from the Board

3. **The comparison of historical amount of the Continuing Connected Transaction for the year ended 31 December 2007 and the Annual Caps**

As advised by the Directors, the historical amounts of the Existing Hainan Airline Services Agreement for the year ended 31 December 2008 were not available as at the Latest Practicable Date. We also noted that the annual cap for the Hainan Airline Services Agreement for the year ending 31 December 2009 is higher than the historical transaction amount of the Existing Hainan Airline Services Agreement for the year ended 31 December 2007 by approximately 44%. Such increase is equivalent to a CAGR of approximately 20% per annum during 2008 and 2009.

4. **The basis for the Annual Caps**

As referred to in the Letter from the Board, the Annual Caps are determined by reference to:

(i) the historical annual transaction amounts of the continuing connected transaction between Hainan Airlines and the Company for the three years ended 31 December 2007 and the ten months ended 31 October 2008; and

(ii) the estimated growth of the transaction volume, after taking into account the anticipated growth of China's aviation and travel industry as well as the increasing frequency of business trips.

The Directors estimate that the transaction amount of the Continuing Connected Transaction will increase by about 15% to 20% per annum. Thus, a growth rate of 20% per annum (the "**Adopted Growth Rate**") is adopted by the Group in determining the amount of the Annual Caps.

We wish to draw the attention of the Independent Board Committee and the Independent Shareholders that:

(i) as illustrated in Section I.1 of this letter, from the year ended 31 December 2005 to the year ended 31 December 2007, (a) the Group's audited turnover achieved a CAGR of approximately 15.6% per annum; and (b) the total bookings on seats of flights of commercial airlines of the PRC (through the Group's operations) achieved a CAGR of approximately 15.4% per annum; and

(ii) as illustrated in Section I.2 of this letter, from the year ended 31 December 2005 to the year ended 31 December 2007, the CAGR of the audited turnover of Hainan Airlines and its subsidiaries was approximately 16.1% per annum.

Based on the foregoing, we consider that the Adopted Growth Rate is acceptable, taking into account (1) the Group's business growth during the three years ended 31 December 2007; and (2) the increase in the audited turnover of Hainan Airlines and its subsidiaries from 2005 to 2007.

5. Overall opinion on the Annual Caps

We consider that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, taking into account:

(i) the positive outlook of the civil aviation industry in the PRC;

(ii) the historical growth in the Group's turnover and the booking of seats of commercial airlines of the PRC through the Group's operations;

(iii) the historical growth in the audited turnover of Hainan Airlines and its subsidiaries; and

(iv) the Annual Caps would facilitate the Group's business growth for the three years ending 31 December 2011.

Based on the aforesaid, we consider that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that (1) the Continuing Connected Transaction is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole; and (2) the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the proposed resolution to approve the Continuing Connected Transaction and the Annual Caps at the EGM. We also advise the Independent Shareholders to vote in favour of the proposed resolution to approve the Continuing Connected Transaction and the Annual Caps at the EGM.

For and on behalf of
China Merchants Securities (HK) Co., Ltd.
Tony Wu
Managing Director and Head of
Investment Banking Department

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SHARE CAPITAL OF THE COMPANY

As at the Latest Practicable Date, the interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) held by the Directors, supervisor or chief executive of the Company which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules are as follow:

Name of Director	Number and class of shares *(Note 1)*	Capacity of Holder	Percentage to the corresponding share capital	Percentage to the total share capital *(Note 2)*
Chua Keng Kim	417,000 H shares (L) of RMB1 each	Interest of spouse	0.07%	0.02%

Notes:

1. (L) — Long position

2. The percentage to the total share capital is calculated based on the total number of 1,776,315,000 shares in issue of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, supervisor or chief executive of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

As at the Latest Practicable Date, each of China TravelSky Holding Company, China Southern Air Holding Company, China Eastern Air Holding Company and China National Aviation Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

As at the Latest Practicable Date,

(a) each of Mr Xu Qiang (Chairman of the Company) and Mr Cui Zhixiong (an executive Director) is an employee of China TravelSky Holding Company;

(b) each of Mr Cao Guangfu (a proposed non-executive Director) and Mr Gong Guokui (a non-executive Director) is an employee of China National Aviation Holding Company;

(c) Mr Wang Quanhua (a non-executive Director) is an employee of China Southern Air Holding Company; and

(d) Mr Luo Chaogeng (a non-executive Director) is an employee of China Eastern Air Holding Company.

3. SERVICE AGREEMENT

As at the Latest Practicable Date, none of the Directors had entered or proposed to enter into a service agreement with any member of the Group (and any company which will be become a subsidiary of the Company by reason of an acquisition which has been agreed or proposed since 31 December 2007) which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

4. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007, being the date to which the latest published audited financial statements of the Group were made up.

5. INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors or China Merchants had any interest, direct or indirect, in any asset which had been since 31 December 2007, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group (and any company which will be become a subsidiary of the Company by reason of an acquisition which has been agreed or proposed since 31 December 2007) or are proposed to be acquired or disposed of by or leased to any member of the Group (and any company which will be become a subsidiary of the Company by reason of an acquisition which has been agreed or proposed since 31 December 2007).

6. MATERIAL INTEREST IN CONTRACTS

As at the Latest Practicable Date, none of the Directors was materially interested in any contracts or arrangement subsisting as at the date hereof which was significant in relation to the business of the Group (and any company which will be become a subsidiary of the Company by reason of an acquisition which has been agreed or proposed since 31 December 2007).

7. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or their respective associates had any interest in any business apart from the Company's business which competes or is likely to compete, either directly or indirectly, with the Company's business.

8. EXPERT

China Merchants is licensed under the SFO for Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities as defined under the SFO. Its letter of advice to the Independent Board Committee and the Independent Shareholders dated as of the date of this circular was given for the purpose of incorporation herein.

China Merchants has given and has not withdrawn its written consent to the issue of this circular with copy of its letter and the reference to its name and its advice included in this circular in the form and context in which they respectively appear.

As at the Latest Practicable Date, China Merchants did not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

9. GENERAL

The English text of this circular shall prevail over the Chinese text in case of inconsistency.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copy of each of the Existing Hainan Airline Services Agreement and the Hainan Airline Services Agreement will be available for inspection at the offices of Chiu & Partners, 41st Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours from the date of this circular up to and including the date of the EGM.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of TravelSky Technology Limited ("**Company**") will be held at Conference Room, 2/F, Wangfujing Grand Hotel, 57 Wangfujing Avenue, Beijing, the People's Republic of China at 11:00 a.m. on Wednesday, 8 April 2009 to consider and, if thought fit, pass with or without amendments, the following ordinary resolution:

"**THAT**:

(a) the form and substance of the agreement ("**Hainan Airline Services Agreement**") dated 20 January 2009 and made between the Company and Hainan Airlines Company Limited (海南航空股份有限公司) ("**Hainan Airlines**") (as supplemented by the letter dated 26 December 2008 issued by Hainan Airlines to the Company and the letter dated 20 January 2009 issued by the Company to Hainan Airlines) (a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) in relation to the provision of the Technology Services (as defined in the circular ("**Circular**") of the Company dated 4 February 2009 (copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for the purpose of identification)) to Hainan Airlines and 大新華航空有限公司 (Da Xin Hua Holding Limited) by the Group (as defined in the Circular) and all the transactions contemplated thereby; and

(b) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Hainan Airline Services Agreement for the three years ending 31 December 2011 as shown in the Circular, be and they are hereby approved and that the directors of the Company be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Hainan Airline Services Agreement and the transactions contemplated thereby."

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
4 February 2009

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
The People's Republic of China

Notes:

1. The register of holders of H shares of the Company ("**H Shares**") will be closed from 9 March 2009 to 8 April 2009 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of H Shares and domestic Shares of the Company ("**Domestic Shares**") whose names appear on the register of members of the Company at the close of business on 6 March 2009 are entitled to attend the EGM. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. by 4:30 p.m. on 6 March 2009 in order to entitle the transferee to attend the EGM.

2. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the meeting. To be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 19 March 2009 personally or by mail or fax.

6. The EGM is expected to last for half a day. Shareholders (or their proxies) attending the EGM are responsible for their own transportation and accommodation expenses.

7. As at the date hereof, the board of the directors of the Company comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

此乃要件　請即處理

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢　閣下的持牌證券商、銀行經理、股票經紀、律師、專業會計師或其他適當獨立顧問。

閣下如已出售或轉讓名下所有**中國民航信息網絡股份有限公司**的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、持牌證券商或其他代理，以便轉交買主或受讓人。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

(股份編號：0696)

持續關連交易
及
臨時股東大會通告

獨立董事委員會及獨立股東之獨立財務顧問


招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

董事會函件載於本通函第1至9頁。獨立董事委員會函件載於本通函第10頁。招商證券函件(當中載有其向獨立董事委員會及獨立股東提供的意見)，載於本通函第11至20頁。

臨時股東大會將於二零零九年四月八日上午十一時正於中華人民共和國北京王府井大街57號王府井大飯店二層會議室舉行，大會通告載於本通函第24至26頁。無論　閣下是否擬出席臨時股東大會，均務請將代表委任表格填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室(就H股持有人而言)，或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層(就內資股持有人而言)，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席臨時股東大會或其任何續會，並於會上投票。

二零零九年二月四日

目　錄

頁次

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「二零零六年通函」	指	本公司日期為二零零六年四月七日有關(其中包括)海南航空服務協議的通函
「年度上限」	指	海南航空根據海南航空服務協議於協議的期限或未屆滿期限內預計應支付的最高金額
「聯繫人」	指	具有上市規則第1章及第19A章所賦予的相同涵義
「董事會」	指	董事會
「民航局」	指	中國民用航空局，乃中國民航業監管機構
「招商證券」	指	招商證券(香港)有限公司，獨立董事委員會及獨立股東的獨立財務顧問，為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團
「本公司」	指	中國民航信息網絡股份有限公司，根據中國法律註冊成立的公司，其股份在聯交所上市，而其美國預託證券在美國場外證券市場進行買賣
「持續關連交易」	指	海南航空服務協議項下擬進行的交易
「董事」	指	本公司董事
「臨時股東大會」	指	本公司為尋求獨立股東批准持續關連交易及年度上限而擬於二零零九年四月八日舉行的臨時股東大會，大會通告載於本通函第24至26頁
「現有海南航空服務協議」	指	本公司與海南航空就技術服務訂立的日期為二零零四年十月二十五日的協議，詳情載於二零零六年通函內

「本集團」	指	本公司及其附屬公司
「海南航空服務協議」	指	本公司與海南航空就技術服務(經海南航空向本公司發出日期為二零零八年十二月二十六日的函件及本公司向海南航空發出日期為二零零九年一月二十日的函件所補充)訂立日期為二零零九年一月二十日的協議
「海南航空」	指	海南航空股份有限公司，為本公司發起人(就海南航空服務協議項下擬進行的持續關連交易而言，應包括新華控股)
「港元」	指	港元，香港法定貨幣
「獨立董事委員會」	指	本公司成立的本公司獨立董事委員會(成員包括易永發、袁耀輝及蔡敬金)，旨在就持續關連交易及年度上限向獨立股東提供建議
「獨立股東」	指	本公司的股東，不包括海南航空、新華控股及其各自的聯繫人(如在臨時股東大會上於本公司股本中持有股份)
「最後可行日期」	指	二零零九年二月二日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「百分比率」	指	根據上市規則第14.07條按年計算的百分比率，不包括盈利比率及股本比率
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國法定貨幣
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值人民幣1.00元的H股

「股東」 指 本公司的股東

「聯交所」 指 香港聯合交易所有限公司

「技術服務」 指 本集團擬向海南航空提供的載於本通函董事會函件「根據海南航空服務協議擬提供的服務」一段的各項航空信息技術服務與技術支持

「新華控股」 指 大新華航空有限公司，海南航空的控股公司

「%」 指 百分比

就本通函而言，除另有說明外，所使用的人民幣1元 = 1.33港元的兑換率(在適用情況下)僅為闡述之用，並不表示任何款項曾經、可能曾經或可以兑換的聲明。



中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

董事：
徐　強 *（董事長）*
崔志雄
肖殷洪
朱曉星
王全華[#]
羅朝庚[#]
宮國魁[#]
榮　剛[#]
孫湧濤[#]
劉德俊[#]
夏　毅[#]
宋　箭[#]
易永發[##]
袁耀輝[##]
蔡敬金[##]

註冊辦公地址：
中國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

[#] *非執行董事*
[##] *獨立非執行董事*

敬啟者：

持續關連交易
及
臨時股東大會通告

1. 背景

誠如本公司日期為二零零九年一月二十一日的公告所載，本公司已訂立海南航空服務協議，及董事建議於臨時股東大會上就持續關連交易及年度上限尋求獨立股東的批准。

本通函旨在向　閣下提供(其中包括)(i)持續關連交易的進一步資料；(ii)招商證券就持續關連交易及年度上限致獨立董事委員會及獨立股東的意見函件；(iii)獨立董事委員會就持續關連交易及年度上限向獨立股東提供的推薦意見；及(iv)臨時股東大會通告，以審議並酌情批准有關持續關連交易及年度上限的決議案。

2. 持續關連交易

背景

誠如二零零六年通函所述，本公司與海南航空訂立現有海南航空服務協議，據此，本集團須自二零零四年一月一日起至二零零八年十二月三十一日止向海南航空提供技術服務。

現有海南航空服務協議已於二零零八年十二月三十一日屆滿。本公司已訂立海南航空服務協議。

海南航空服務協議的詳情載列如下：

日期　：　二零零九年一月二十日

訂約方　：　本公司(作為技術服務的提供方)；及
海南航空(作為技術服務的接受方)*(附註)*。

期限　：　二零零九年一月一日至二零一一年十二月三十一日

續約年數　：　三年

附註： 根據海南航空向本公司刊發日期為二零零八年十二月二十六日的函件以及本公司向海南航空刊發日期為二零零九年一月二十日的函件，海南航空服務協議所提述的海南航空應包括新華控股。

3. 根據海南航空服務協議擬提供的服務

服務 ： 本集團擬根據海南航空服務協議向海南航空提供的服務將包括：

(i) 提供(其中包括)綜合信息、航班數據、航班監控、客票銷售、自動客票銷售及公佈貨運價格等服務的航班監控系統服務；

(ii) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(iii) 提供辦理登機手續、登機及配載平衡服務的機場旅客處理系統服務；及

(iv) 提供(其中包括)網絡傳輸及連接服務等民航及商業數據網絡服務。

服務費 ： 目前，海南航空就海南航空服務協議項下技術服務應付的服務費乃按民航局規定的現行計費標準釐定，該標準與本公司日期為二零零一年一月二十九日的招股書內所披露者相同。

根據民航局的規定價格(視乎進行交易的系統種類)，海南航空須就每位乘客向本公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂量)，國際及地區航線介乎人民幣6.5元至人民幣7元。

此外，海南航空應付本公司的服務費用亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線種類、載客量及服務水平等)；(ii)就機場旅客處理系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡費(視乎飛機的規模)；及(iii)根據民航局規定的費率計算，使用本公司物理標識設備(PID)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

服務費按月計算，並須於收到發票後三十天內以現金支付。本公司須於每月二十日就上月收款金額開出發票。

董事認為，上述服務費的釐訂基準乃屬公平合理。

4. 有關海南航空及新華控股的資料

海南航空

海南航空為本公司的發起人，故為本公司的關連人士。其主要於中國境內從事航空業務。

新華控股

新華控股為本公司發起人海南航空的控股公司。新華控股為本公司發起人的聯繫人，故為上市規則第14A.11(4)條項下本公司的關連人士。

新華控股主要從事民航業務。

5. 過往交易記錄

下表載列海南航空與本公司於截至二零零七年十二月三十一日止三個年度的交易金額概要：

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
海南航空	人民幣119,118,000元（約相等於134,603,000港元）	人民幣123,533,000元（約相等於139,592,000港元）	人民幣146,464,000元（約相等於165,504,000港元）

截至二零零七年十二月三十一日止三個年度，本集團並未向新華控股提供任何技術服務。

截至二零零七年十二月三十一日止三個年度，海南航空與本公司之間的上述交易未超逾二零零六年通函所載的該等交易年度上限。

根據本集團截至二零零八年十月三十一日止十個月的未經審計管理賬目，海南航空與本公司於截至二零零八年十月三十一日止十個月的交易尚未超逾二零零六年通函所載截至二零零八年十二月三十一日止年度所設定的適用年度上限（「二零零八年年度上限」）；董事預計該等交易於截至二零零八年十二月三十一日止年度將不會超逾二零零八年年度上限。截至二零零八年十二月三十一日止年度，本集團並未向新華控股提供任何技術服務。

董事預計，除非有不可預知的情況，與海南航空自二零零九年一月一日起至臨時股東大會日期（假定會議將於二零零九年四月三十日舉行）止的持續關連交易可能會超逾上市規則第14A.34條規定的最低限額。倘若與海南航空自二零零九年一月一日起至臨時股東大會日期止的持續關連交易超逾上市規則第14A.34條規定的最低限額，本公司將根據上市規則的規定刊發公告。

6. 年度上限

下表載列海南航空服務協議項下海南航空與本公司已訂立或擬訂立持續關連交易的年度上限概要：

	截至十二月三十一日止年度		
	二零零九年	二零一零年	二零一一年
海南航空（包括新華控股）*（附註）*	人民幣210,908,000元（約相等於238,326,000港元）	人民幣253,090,000元（約相等於285,992,000港元）	人民幣303,708,000元（約相等於343,190,000港元）

附註： 截至二零零七年十二月三十一日止三個年度，本集團並未向新華控股提供任何技術服務。因此，本公司釐定海南航空服務協議項下擬進行持續關連交易的年度上限時，僅能計及海南航空與本公司訂立持續關連交易的過往交易金額。據本公司所深知，海南航空過往經營的若干航班或原本建議由海南航空經營的新航班或會於日後由新華控股經營，故將新華控股納入為海南航空服務協議項下的技術服務接受方，屬必要及合理。本公司與海南航空及新華控股訂立交易的估計交易總額將不會因如前文所述新華控股有機會接管海南航空的若干業務而受到影響。

上文所載年度上限乃經參考(i)海南航空與本公司於截至二零零七年十二月三十一日止三個年度及截至二零零八年十月三十一日止十個月訂立的持續關連交易的過往交易金額（鑒於上文附註所述原因）；及(ii)預計交易量增長（經計及中國航空旅遊業的預期增長及公幹次數持續增加）後釐定。董事估計與海南航空訂立的持續關連交易每年將增加約15%至20%，而20%則用以釐定年度上限的金額。

董事認為年度上限屬公平合理。

7. 持續關連交易的理由及利益

本集團的主要業務為於中國提供航空信息技術服務。

向海南航空(包括新華控股)提供技術服務乃於本集團一般及日常業務過程中進行。本集團將根據海南航空服務協議就技術服務向海南航空收取服務費,故本集團的總收入將增加。

本公司與海南航空過往進行的持續關連交易已於本集團一般及日常業務過程中進行。持續關連交易亦將於本集團一般及日常業務過程中進行。

董事認為,持續關連交易乃按正常商業條款進行,持續關連交易的條款屬公平合理,並符合本公司及股東的整體利益。

8. 上市規則的規定

如上文所述,由於海南航空及新華控股為本公司的關連人士,持續關連交易構成上市規則第14A章項下本公司的持續關連交易。

由於與海南航空(包括新華控股)訂立的持續關連交易的年度百分比率超過2.5%,持續關連交易須遵守上市規則有關申報、公告及獨立股東批准的規定。

本公司將根據上市規則第14A.45條,在隨後刊發的年度報告及賬目中披露有關持續關連交易的資料。

9. 臨時股東大會

本公司將於二零零九年四月八日上午十一時正於中國北京王府井大街57號王府井大飯店二層會議室舉行臨時股東大會，以審議及酌情批准(其中包括)持續關連交易項下擬進行的交易及年度上限。臨時股東大會通告載於本通函第24至26頁。

本通函隨附用於臨時股東大會的代表委任表格。無論　閣下是否擬出席臨時股東大會，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回股份過戶登記處，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室(就H股持有人而言)，或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層(就本公司內資股持有人而言)，且不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席臨時股東大會或其任何續會，並於會上投票。

10. 投票安排

根據上市規則，持續關連交易及年度上限須經獨立股東批准。因此，於持續關連交易中擁有重大權益的海南航空及新華控股及彼等各自的聯繫人將就關於批准持續關連交易及年度上限的決議案放棄投票。於最後可行日期，海南航空持有22,100,000股本公司已發行股本中每股人民幣1元的內資股，佔本公司已發行總股本約1.2%，而新華控股並非本公司股本中任何股份的註冊持有人。

11. 表決程序

根據上市規則第13.39條，股東於臨時股東大會上須以投票方式表決。

根據本公司公司章程第73條，下列人士可要求以投票方式表決：

(i) 會議主席；

(ii) 屆時至少兩名有表決權的股東或者有表決權的股東代理人；或

(iii) 單獨或者合併持有在該會議上有表決權股份10%或以上的一名或多名本公司股東或其代理人。

12. 推薦意見

務請　閣下留意載於本通函第10頁的獨立董事委員會函件，及載於本通函第11至20頁的招商證券意見函件，當中載有招商證券就持續關連交易及年度上限向獨立董事委員會及獨立股東提供的意見，以及在達致該等意見時所考慮的主要因素及理由。

經考慮招商證券的意見後，獨立董事委員會認為，持續關連交易(i)於本集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)對獨立股東而言屬公平合理並符合本公司及股東的整體利益，以及年度上限就獨立股東而言屬公平合理並符合本公司及股東的整體利益。因此，獨立董事委員會建議獨立股東於臨時股東大會上投票贊成批准持續關連交易及年度上限的普通決議案。

13. 一般資料

敬請　閣下留意本通函附錄所載的一般資料。

此致

列位股東　台照

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長
謹啟

二零零九年二月四日



中國民航信息網絡股份有限公司
TravelSky Technology Limited
（在中華人民共和國註冊成立的股份有限公司）

(股份編號：0696)

敬啟者：

持續關連交易

謹此提述本公司於二零零九年二月四日向其股東發出的通函(「通函」)，本函件亦為其一部份。除文義另有所指外，本函件所採用的詞彙與通函所定義者具有相同涵義。

吾等已獲董事會委任，以審議持續關連交易。招商證券已獲委任為獨立財務顧問，以向吾等及獨立股東提供有關意見。

務請　閣下注意通函所載的董事會函件及招商證券函件。經考慮通函所載的招商證券意見函件，當中載有其考慮的主要因素及理由及其意見後，吾等認為，持續關連交易乃(i)於本集團的一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)就獨立股東而言屬公平合理，並符合本公司及股東的整體利益，及年度上限就獨立股東而言屬公平合理並符合本公司及股東的整體利益。因此，吾等推薦獨立股東投票贊成將於臨時股東大會上提呈的普通決議案，以批准持續關連交易及年度上限。

此致

列位獨立股東　台照

代表
獨立董事委員會

易永發
袁耀輝
蔡敬金

獨立非執行董事
謹啟

二零零九年二月四日

以下為招商證券向獨立董事委員會及獨立股東發出之意見函件全文，以供載於本通函內。



招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

香港
中環
交易廣場一期
48樓

中國民航信息網絡股份有限公司
中國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

敬啟者：

持 續 關 連 交 易

緒言

茲提述吾等已獲委任為獨立財務顧問，向獨立董事委員會及獨立股東提供有關持續關連交易及年度上限的意見，詳情載於　貴公司日期為二零零九年二月四日致股東通函(「**通函**」)內的董事會函件(「**董事會函件**」)，而本函件構成其中一部分。除文義另有所指外，本函件中所使用的詞彙與通函所定義者具有相同涵義。

誠如董事會函件所述，海南航空及新華控股為上市規則項下　貴公司的關連人士。因此，海南航空服務協議項下擬進行的交易構成上市規則第14A章項下　貴公司的持續關連交易。由於與海南航空(包括新華控股)的持續關連交易按年計算的百分比率超逾2.5%，故持續關連交易構成上市規則第14A章項下　貴公司的非豁免持續關連交易。因此，持續關連交易須於臨時股東大會上獲獨立股東批准。

吾等作為獨立董事委員會及獨立股東之獨立財務顧問，吾等之職責乃就(1)持續關連交易是否(i)於 貴集團一般及日常業務中進行；(ii)按正常商業條款進行；及(iii)就獨立股東而言是否公平合理，並是否符合 貴公司及股東的整體利益；及(2)年度上限就獨立股東而言是否公平合理，並是否符合 貴公司及股東的整體利益提供獨立意見及推薦建議。

吾等的意見基準

在達致吾等之意見及推薦建議時，吾等乃依賴 貴集團、董事及 貴集團管理層向吾等提供的資料、事實及意見的準確性。吾等假設董事在通函內所作出的所有意向聲明及計劃均經審慎周詳查詢後始行作出。吾等亦假設所獲或通函所提述的所有資料、聲明及意見於其編製時，以及直至臨時股東大會日期止均屬真實，準確及完整。吾等無理由懷疑 貴集團、董事及 貴集團管理層向吾等提供的資料及聲明的真實性、準確性及完整性，而吾等已獲董事告知，通函內所提供或提述的資料並無遺漏重大事實。

在提交吾等意見時，吾等已研究及分析並依賴有關 貴集團、持續關連交易及年度上限的資料，內容載列如下：

(i) 海南航空服務協議；

(ii) 現有海南航空服務協議；

(iii) 截至二零零六年十二月三十一日止年度 貴公司的年報(「**二零零六年年報**」)；

(iv) 截至二零零七年十二月三十一日止年度 貴公司的年報(「**二零零七年年報**」)；

(v) 貴公司的官方網站；

(vi) 二零零六年通函；及

(vii) 通函。

吾等亦已研究及分析並依賴的資料如下：

(i) 中華人民共和國國家統計局刊發的《中國統計年鑒－2007年》；

(ii) 於二零零七年三月二十一日民航局官方網站上公佈的《2006年民航機場生產統計公報》；

(iii) 於二零零八年三月六日民航局官方網站上刊發的《2007年民航機場生產統計公報》；及

(iv) 截至二零零七年十二月三十一日止兩個年度海南航空的年報。

吾等假設該等資料準確可靠，並無對該等資料的準確性進行任何獨立核證。該等相關資料是在吾等已能制定獨立意見的基準上向吾等提供。

吾等認為，吾等已查閱足夠資料以達致知情見解，並有理由依據通函所載資料的準確性，及為吾等的推薦建議提供合理基礎。吾等亦認為，吾等已採取上市規則第13.80條項下(包括有關附註)規定的一切合理措施，以達致吾等的意見及推薦建議。然而，吾等並無對 貴集團及持續關連交易的訂約方的業務、財務狀況及前景進行任何方式的深入調查，亦未對 貴集團、董事和 貴集團管理層所提供資料、所作聲明或所發表的意見進行任何獨立核證。

考慮的主要因素及理由

在達致吾等有關持續關連交易及年度上限的意見及推薦建議時，吾等已考慮到以下主要因素及原因：

I. 背景

1. 有關 貴集團的資料

貴集團的主要業務為於中國提供航空信息技術服務。如二零零七年年報所述，作為中國航空旅遊業信息技術解決方案的主導供應商， 貴集團處於中國航空旅遊分銷價值鏈的核心環節。在向中國商營航空公司提供先進的航空信息技術服務及擴充服務的同時， 貴集團亦向旅行社、旅遊分銷代理人、售票處、機構客戶及個人消費者分銷商營航空公司產品與服務。

貴集團截至二零零七年十二月三十一日止三個年度各年的營業額載列如下：

	截至十二月三十一日止年度		
	二零零五年	**二零零六年**	**二零零七年**
	(人民幣千元)	*(人民幣千元)*	*(人民幣千元)*
	(經審核)	(經審核)	(經審核)
貴集團的營業額	1,496,784	1,711,705	2,001,903

資料來源：二零零六年年報及二零零七年年報

貴集團有關截至二零零七年十二月三十一日止四個年度各年中國商營航空公司訂座情況的資料載列如下：

中國商營航空公司訂座情況



訂座
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
2004
2005
2006
2007
年度

資料來源：　貴公司官方網站

自截至二零零五年十二月三十一日止年度至截至二零零七年十二月三十一日止年度，(i)　貴集團經審核營業額每年錄得約15.6%的複合平均增長率(「**複合平均增長率**」)；及(ii)　貴集團的中國商營航空公司航班訂座總數的複合平均增長率約為每年15.4%。經董事告知，貴集團的營業額及中國商營航空公司航班訂座總數的增長是由於：(i)中國經濟的快速發展；(ii)中國與其他國家之間的國際貿易的增加；及(iii)中國航空旅遊業的不斷發展。

2. 有關海南航空的資料

海南航空為　貴公司的發起人，主要於中國境內從事航空業務。誠如董事會函件所載，海南航空服務協議所提述的海南航空應包括新華控股。新華控股為海南航空的控股公司，主要從事民航業務。海南航空及其附屬公司自二零零五年至二零零七年根據中國會計準則編製的經審核營業額載列如下：

	截至十二月三十一日止年度		
	二零零五年	**二零零六年**	**二零零七年**
	(人民幣百萬元)	*(人民幣百萬元)*	*(人民幣百萬元)*
	(經審核)	(經審核)	(經審核)
海南航空及其附屬公司的營業額(根據中國會計準則編製)	10,061	12,775	13,557

資料來源：海南航空截至二零零七年十二月三十一日止兩個年度的年度報告

根據上文所述，吾等留意到，自截至二零零五年十二月三十一日止年度起至截至二零零七年十二月三十一日止年度，海南航空及其附屬公司經審核營業額的複合平均增長率每年約為16.1%。吾等認為前述海南航空經審核營業額的增長顯示此航空公司的業務增長。

3. 中國經濟及航空業

根據(i)民航局官方網站於二零零八年三月六日刊登的一份題為《2007年民航機場生產統計公報》的報告；及(ii)民航局官方網站於二零零七年三月二十一日刊登的一份題為《2006年民航機場生產統計公報》，中國機場客流量(按乘客數量計)由截至二零零五年十二月三十一日止年度約284.4百萬人次增至截至二零零七年十二月三十一日止年度的約387.6百萬人次，年複合平均增長率約為16.7%。

根據中華人民共和國國家統計局刊發的《中國統計年鑒－2007年》，二零零零年至二零零六年，中國的國內生產總值從約人民幣99,210億元增至約人民幣210,870億元，年複合平均增長率約為13.4%。

考慮到(i)中國航空業客流量蓬勃增長；(ii)中國國內生產總值的穩定增長；及(iii)從截至二零零五年十二月三十一日止年度至截至二零零七年十二月三十一日止年度，　貴集團營業額的年複合平均增長率約為15.6%，董事預計於未來數年，　貴集團的營業額將繼續保持增長。

II. 海南航空服務協議

1. 訂立海南航空服務協議的理由及利益

現有海南航空服務協議的詳情早已載列於二零零六年通函，而該協議早已獲　貴公司於二零零六年五月二十五日舉行的臨時股東大會批准，其後已於二零零八年十二月三十一日到期。如董事所告知，　貴公司與海南航空同意訂立截至二零一一年十二月三十一日止三個年度的海南航空服務協議。

吾等審閱海南航空服務協議後，發現該協議項下提供的技術服務與(i)　貴集團的核心業務；及(ii)現有海南航空服務協議項下擬進行的交易類同。鑒於上文所述，吾等認為訂立海南航空服務協議乃於　貴集團一般及日常業務過程中訂立。此外，吾等同意董事的意見，即持續關連交易將成為　貴集團一個主要收入來源。

2. 海南航空服務協議的條款

如董事會函件所述，目前海南航空就海南航空服務協議項下技術服務應付的服務費乃按民航局規定的現行計費標準釐定，該標準與　貴公司日期為二零零一年一月二十九日的招股書內所披露者相同。吾等已與董事討論，獲告知　貴集團根據海南航空服務協議應收服務費受上述民航局規定的計費標準所監管。

根據民航局的規定價格(視乎進行交易的系統種類)，海南航空須就每位乘客向　貴公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂量)，國際及地區航線介乎人民幣6.5元至人民幣7元。

此外，海南航空應付　貴公司的服務費用亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線種類、載客量及服務水平等)；(ii)　貴公司就機場旅客處理系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡費(視乎飛機的規模)；及(iii)根據民航局規定的費率計算，使用　貴公司物理標識設備等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

因此，吾等已審閱　貴集團根據海南航空服務協議應收服務費，並留意到該等收費在民航局分別規定的價格範圍內。根據上文所述，吾等認為海南航空服務協議項下技術服務的服務費(根據民航局規定的價格範圍釐定)乃按正常商業條款進行，就獨立股東而言屬公平合理。

總括而言，吾等認為持續關連交易的條款(i)乃於　貴集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)就獨立股東而言屬公平合理並符合　貴公司及股東的整體利益。

III. 年度上限

1. 年度上限

下表載列(i)海南航空服務協議截至二零一一年十二月三十一日止三個年度；及(ii)現有海南航空服務協議截至二零零八年十二月三十一日止年度的年度上限概要：

	年度上限			
	截至二零零八年十二月三十一日止年度	截至十二月三十一日止年度		
		二零零九年	二零一零年	二零一一年
	(人民幣)	*(人民幣)*	*(人民幣)*	*(人民幣)*
海南航空服務協議	不適用	210,908,000	253,090,000	303,708,000
現有海南航空服務協議	265,860,000 *(附註)*	不適用	不適用	不適用

附註：如二零零六年通函第8頁所載

2. 現有海南航空服務協議的歷史交易金額

下表載列現有海南航空服務協議於截至二零零七年十二月三十一日止三個年度的歷史交易金額概要：

	截至十二月三十一日止年度的歷史交易金額		
	二零零五年	二零零六年	二零零七年
	(人民幣)	*(人民幣)*	*(人民幣)*
現有海南航空服務協議	119,118,000	123,533,000	146,464,000

資料來源：董事會函件

3. 持續關連交易於截至二零零七年十二月三十一日止年度的歷史金額與年度上限之比較

據董事告知，於最後可行日期未能取得現有海南航空服務協議截至二零零八年十二月三十一日止年度的歷史金額。吾等亦留意到海南航空服務協議截至二零零九年十二月三十一日止年度的年度上限較截至二零零七年十二月三十一日止年度的現有海南航空服務協議的歷史交易金額高約44%。該增長相等於二零零八年及二零零九年的複合平均增長率每年約20%。

4. 年度上限的基準

誠如董事會函件所述，年度上限參照下列各項釐定：

(i) 有關海南航空與 貴公司於截至二零零七年十二月三十一日止三個年度及截至二零零八年十月三十一日止十個月的持續關連交易的歷史年度交易金額；及

(ii) 預計的交易量增長(經計及中國航空旅遊業的預期增長及公幹次數持續增加)。

董事預計持續關連交易的交易金額將每年增加約15%至20%。因此， 貴集團採納20%的年增長率(「**採納的增長率**」)以釐定年度上限金額。

吾等務請獨立董事委員會及獨立股東留意：

(i) 如本函件第I.1節所述，自截至二零零五年十二月三十一日止年度至截至二零零七年十二月三十一日止年度止，(a) 貴集團經審核營業額每年錄得約15.6%的複合平均增長率；及(b)中國商營航空公司航班透過 貴集團業務訂座總數的複合平均增長率約為每年15.4%；及

(ii) 如本函件第I.2節所述，自截至二零零五年十二月三十一日止年度至截至二零零七年十二月三十一日止年度止，海南航空及其附屬公司經審核營業額的複合平均增長率約為每年16.1%。

根據上文所述，經考慮(1) 貴集團於截至二零零七年十二月三十一日止三個年度的業務增長；及(2)海南航空及其附屬公司自二零零五年至二零零七年的經審核營業額增長後，吾等認為採納的增長率為可取的。

5. 年度上限的綜合意見

經考慮以下事項後，吾等認為年度上限就獨立股東而言屬公平合理：

(i) 中國民航業前景樂觀；

(ii) 貴集團營業額及中國商營航空公司透過 貴集團業務的訂座數量的歷史增長；

(iii) 海南航空及其附屬公司經審核營業額的歷史增長；及

(iv) 年度上限將促進 貴集團截至二零一一年十二月三十一日止三個年度的業務增長。

根據上文所述，吾等認為年度上限就獨立股東而言屬公平合理，並符合 貴公司及股東的整體利益。

推薦建議

經考慮上述主要因素及理由後，吾等認為(1)持續關連交易乃(i)按 貴集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)就獨立股東而言屬公平及合理，並符合 貴公司及股東的整體利益，及(2)年度上限就獨立股東而言屬公平合理，並符合 貴公司及股東的整體利益。

因此，吾等推薦獨立董事委員會建議獨立股東於臨時股東大會上投票贊成批准持續關連交易及年度上限的建議決議案。吾等亦建議獨立股東於臨時股東大會上投票贊成批准持續關連交易及年度上限的建議決議案。

此致

中國民航信息網絡股份有限公司
獨立董事委員會及列位獨立股東 台照

代表
招商證券(香港)有限公司
投資銀行部
董事總經理兼主管
吳亦農

二零零九年二月四日

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載的任何聲明產生誤導。

2. 董事、監事及行政總裁於本公司的股本中持有的權益及淡倉

於最後可行日期，本公司董事、監事或行政總裁於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有的任何根據《證券及期貨條例》第XV部之第七及第八分部須知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉(包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉)如下表所示：

董事姓名	股份數目及類別 *(附註1)*	持有者身份	佔相應股本比例	佔總股本比例 *(附註2)*
蔡敬金	417,000股每股面值人民幣1元的H股 (L)	配偶權益	0.07%	0.02%

附註：

1. (L) — 長倉

2. 佔總股本的比例乃根據本公司截至最後可行日期的1,776,315,000股已發行股份總數計算。

除上述披露外，於最後可行日期，本公司並無任何董事、監事或行政總裁於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有任何權益或淡倉(包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉)，從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所。

於最後可行日期，中國民航信息集團公司、中國南方航空集團公司、中國東方航空集團公司及中航集團各自於本公司股份中擁有須根據《證券及期貨條例》第XV部之第二及第三分部規定向本公司披露的權益。

於最後可行日期：

(a) 徐強先生(本公司董事長)及崔志雄先生(執行董事)各自為中國民航信息集團公司僱員；

(b) 曹光福先生(建議非執行董事)及宮國魁先生(非執行董事)各自為中航集團的僱員；

(c) 王全華先生(非執行董事)為中國南方航空集團公司的僱員；及

(d) 羅朝庚先生(非執行董事)為中國東方航空集團公司的僱員。

3. 服務合約

於最後可行日期，概無董事與本集團任何成員公司(及自二零零七年十二月三十一日起因已達成或建議之收購事項而將成為本公司附屬公司的任何公司)訂立或擬訂立任何若僱主不給予補償(法定補償除外)，則不能到期或僱主不得於一年內終止的服務合約。

4. 重大變動

就董事所知，自二零零七年十二月三十一日(即本集團制定最近期發表的經審核財務報表的日期)起，本集團的財務或營業狀況均無任何重大不利變動。

5. 於資產中持有的權益

於最後可行日期，自二零零七年十二月三十一日(即本集團制定最近期刊發的經審核財務報表的日期)起，在本集團任何成員公司(及自二零零七年十二月三十一日起因已達成或建議之收購事項而將成為本公司附屬公司的任何公司)所購入、出售或租賃或建議購入、出售或租賃的任何資產中，董事或招商證券概無擁有任何直接或間接權益。

6. 於合約中持有的重大權益

於最後可行日期，概無董事於任何截至本通函日期仍然存續且與本集團(及自二零零七年十二月三十一日起因已達成或建議之收購事項而將成為本公司附屬公司的任何公司)業務關係重大的合約或安排中持有重大權益。

7. 競爭權益

於最後可行日期，概無董事或彼等各自的聯繫人於本公司業務以外，直接或間接與或可能與本公司業務競爭的任何業務中擁有任何權益。

8. 專家

招商證券為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團。其致獨立董事委員會及獨立股東的意見函件(日期為本通函日期)乃為載入本通函而發出。

招商證券已就本通函刊發一事，書面同意以其現時各自的形式及涵義於本通函內刊載其函件副本、引述其名稱及其意見，迄今並無撤回同意書。

於最後可行日期，招商證券概無直接或間接擁有本集團任何成員公司的股權，亦無享有任何認購或委派他人認購本集團任何成員公司證券的權利(無論是否可合法執行)。

9. 一般資料

本通函的中、英文本如有歧義，概以英文本為準。

10. 備查文件

現有海南航空服務協議及海南航空服務協議各自之副本將可自本通函日期起至臨時股東大會召開日(包括當日)止期間的一般辦公時間內，於香港中環康樂廣場1號怡和大廈41樓趙不渝馬國強律師事務所查閱。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

臨時股東大會通告

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)擬於二零零九年四月八日(星期三)上午十一時正於中華人民共和國北京王府井大街57號王府井大飯店二層會議室舉行臨時股東大會(「**臨時股東大會**」)，藉以審議及酌情通過以下普通決議案(不論有否修訂)：

「**動議**：

(a) 批准本公司與海南航空股份有限公司(「**海南航空**」)就本集團(定義見通函)向海南航空及大新華航空有限公司提供技術服務(定義見本公司日期為二零零九年二月四日的通函(「**通函**」)，其上註有「B」字的副本已提呈大會，並由大會主席簽署，以茲識別)訂立的日期為二零零九年一月二十日的協議(「**海南航空服務協議**」)(經海南航空向本公司發出日期為二零零八年十二月二十六日的函件及本公司向海南航空發出日期為二零零九年一月二十日的函件所補充)(其上註有「A」字的副本已提呈大會，並由大會主席簽署，以茲識別)的形式和實際內容及其項下擬進行的所有交易；及

(b) 批准海南航空服務協議項下擬進行的交易於截至二零一一年十二月三十一日止三個年度內如通函所述的年度上限(定義見通函)，

並授權本公司董事作出彼等認為就海南航空服務協議及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長

中華人民共和國，北京
二零零九年二月四日

註冊辦事處：
中華人民共和國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

附註：

1. 本公司將於二零零九年三月九日至二零零九年四月八日(包括首尾兩天)暫停辦理本公司H股(「**H股**」)過戶登記。於二零零九年三月六日營業時間結束時已經登記在本公司股東名冊上的本公司H股及內資股(「**內資股**」)持有人均有權出席臨時股東大會。H股過戶文件須於二零零九年三月六日下午四時三十分或之前送交本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，受讓人方有權出席臨時股東大會。

2. 凡有權出席臨時股東大會並於會上投票的股東均可委任一位或以上代理人代其出席臨時股東大會並代其投票。代理人毋須為本公司股東。

3. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代理人委託書須在大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股持有人而言，上述文件必須在相同時限內送達香港證券登記有限公司。

4. 填妥並交回代表委任表格後，股東仍可親身出席臨時股東大會或其任何續會，並於會上投票。在此情況下，其代表委任表格將視為自行撤銷。

5. 擬親自或由代理人代表出席臨時股東大會的股東，須於二零零九年三月十九日或之前將出席臨時股東大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 臨時股東大會預計需時半天。擬出席臨時股東大會的股東或其代理人須自行承擔交通費及住宿費。

7. 於本通告日期，本公司董事會包括：

執行董事	:	徐強先生*(董事長)*、崔志雄先生、肖殷洪先生及朱曉星先生；
非執行董事	:	王全華先生、羅朝庚先生、宮國魁先生、樂剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生；
獨立非執行董事	:	易永發先生、袁耀輝先生及蔡敬金先生。



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CHANGE IN REGISTERED PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The Board announces that with effect from 18 February 2009, the registered principal place of business in Hong Kong of the Company has changed to "Area L, 49/F. A & 50/F., Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong".

This announcement is made pursuant to Rule 13.51(5) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board ("**Board**") of directors ("**Directors**") of TravelSky Technology Limited ("**Company**") is pleased to announce that with effect from 18 February 2009, the registered principal place of business in Hong Kong of the Company has changed from "Rooms 3005-3007, 30/F., Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong" to "Area L, 49/F. A & 50/F., Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong".

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
18 February 2009

22

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT

The board of directors (“**Directors**”) of TravelSky Technology Limited (“**Company**”) announced that on 27 February 2009, the Company collected a certificate of High and New Technology Enterprise (高新技術企業證書) (“**Certificate**”), pursuant to which the Company is recognised as a High and New Technology Enterprise for year 2008 to year 2010.

Under the Enterprise Income Tax Law of the People's Republic of China with effect from 1 January 2008, the income tax rate for enterprises in China has been unified to 25% while High and New Technology Enterprises are entitled to a favorable statutory income tax rate of 15%. Having been recognised as a High and New Technology Enterprise for year 2008 to year 2010, the Company is entitled to preferential enterprise income tax rate of 15% for year 2008 to year 2010.

As set out in the Company's announcement dated 9 January 2009, the Company was recognised as one of the “Important Software Enterprises under the National Planning Layout” in 2008, and the Company has already been entitled to enjoy the preferential enterprise income tax rate of 10% in year 2008 according to the Policies for Encouraging the Development of Software and Integrated Circuit Industries (《鼓勵軟件產業和集成電路產業發展的若干政策》) (Guo Fa (2000) No. 18) (國發(2000)18號) issued by the State Council. The award of the Certificate therefore does not have further impact on the Company's income tax expenses for year 2008.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
27 February 2009

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong, Mr Xiao Yinhong and Mr Zhu Xiaoxing;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

(24)


HKE
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 28/02/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited (Company?

Date Submitted: 03/03/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,154,607,000	RMB1	RMB 1,154,607,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,154,607,000	RMB1	RMB 1,154,607,000

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,776,315,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,154,607,000		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,154,607,000		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
			Total C. (Ordinary shares)			
			(Preference shares)			
			(Other class)			

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased (Note 1) ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed (Note 1) ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E. (Ordinary shares)		______	
		(Preference shares)		______	
		(Other class)		______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA

(These figures should be the same as the relevant figures under II above (搢 ovements in Issued Share Capital? .)

For Main Board and GEM listed issuers

Remarks (if any):

____

____

____

____

____

____

____

____

____

____

____

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT
RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETINGS AND CLASS MEETINGS

The Board announces that on 3 March 2009, all resolutions set out in the notice convening the EGM, the EGM 2 and the Class Meetings were duly passed by the way of poll at the EGM, the EGM 2 and the Class Meetings respectively.

References are made to (1) the circular ("**Repurchase Circular**") dated 8 January 2009 of the Company in relation to, among others, appointment and resignation of Directors, resignation of Supervisors, amendments to the Articles and the grant of the Repurchase Mandate, and (2) the circular ("**CCT Circular**") dated 12 January 2009 of the Company in relation to, among other things, the Continuing Connected Transactions. Unless the context requires otherwise, terms used herein shall have the same meanings as those defined in the Repurchase Circular and the CCT Circular.

VOTING RESULTS OF THE EGM 2

The Board announces that EGM 2 was held at 9:30 a.m. on 3 March 2009, at which all the resolutions set out in the notice of EGM 2 dated 12 January 2009 were duly passed by way of poll by the Independent Shareholders (as defined in the CCT Circular) at the EGM 2.

As at 3 March 2009, there were 1,776,315,000 shares in the capital of the Company entitling the holders to attend the EGM 2.

With respect to the ordinary resolution regarding the Annual Caps for the Continuing Connected Transactions contemplated under the Shanghai Airline Services Agreement for the ten months ending 31 October 2009 as shown in the CCT Circular ("**Shanghai Airline Services Agreement Resolution**"), Shanghai Airlines which holds 11,453,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 0.64% of the 1,776,315,000 shares in the capital of the Company entitling the holders to attend the EGM 2, abstained from voting on the Shanghai Airline Services Agreement Resolution. Shanghai Airlines did not attend the EGM 2 and did note vote on all resolutions at the EGM 2. With respect to the Renewed Sichuan Airline Services Agreement, the transactions contemplated thereunder and the related Annual Caps for the year ending 31 December 2009 as shown in the CCT Circular ("**Sichuan Airline Services Agreement Resolution**"), Sichuan Air Group Company (the holding company of Sichuan Airlines) (instead of Sichuan Airlines which was mistakenly stated in the CCT Circular) which holds 3,445,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 0.19% of the 1,776,315,000 shares in the capital of the Company entitling the holders to attend the EGM 2, abstained from voting on the Sichuan Airline Services Agreement Resolution at the EGM 2. With respect to the Renewed Air China Airline Services Agreement, the transactions contemplated thereunder and the related Annual Caps for the year ending 31 December 2009 as shown in the CCT Circular ("**Air China Airline Services Agreement Resolution**"), CNA Holding which holds 178,867,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 10.07% of the 1,776,315,000 shares in the capital of the Company entitling the holders to attend the EGM 2, abstained from voting on the Air China Airline Services Agreement Resolution at the EGM 2. Shandong Airlines Company Limited (山東航空股份有限公司) which is an associate of CNA Holding and holds 8,697,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 0.49% of the 1,776,315,000 shares in the capital of the Company entitling the holders to attend the EGM 2, abstained from voting on the Air China Airline Services Agreement Resolution. Shandong Airlines Company Limited did not attend the EGM 2 and did not vote on all resolutions at the EGM 2.

The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the Shanghai Airline Services Agreement Resolution at the EGM 2 was 1,764,862,000 shares. The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the Sichuan Airline Services Agreement Resolution at the EGM 2 was 1,772,870,000 shares. The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the Air China Airline Services Agreement Resolution at the EGM 2 was 1,588,751,000 shares. There was no share of the Company entitling the Independent Shareholders to attend and vote only against the Shanghai Airline Services Agreement Resolution, the Sichuan Airline Services Agreement Resolution or the Air China Airline Services Agreement Resolution at the EGM 2.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutineer to monitor the vote-taking procedures at the EGM 2 *(Note)*. The results of the EGM 2 are as follows:

Ordinary Resolutions	Number of votes (%)	
	For	Against
To approve the Annual Caps for the transactions contemplated under the Shanghai Airline Services Agreement for the ten months ending 31 October 2009.	1,301,532,541 shares (100%)	0 shares (0%)
To approve the Renewed Sichuan Airline Services Agreement and the transactions contemplated thereunder and the related Annual Caps for the year ending 31 December 2009.	1,298,087,541 shares (100%)	0 shares (0%)
To approve the Renewed Air China Airline Services Agreement and the transactions contemplated thereunder and the related Annual Caps for the year ending 31 December 2009.	1,122,665,541 shares (100%)	0 shares (0%)

VOTING RESULTS OF THE EGM

The Board is pleased to announce that EGM was held at 10:00 a.m. on 3 March 2009, at which all the resolutions set out in the revised notice (**"EGM Notice"**) of EGM dated 12 January 2009 were duly passed by way of poll by the Shareholders at the EGM.

As at 3 March 2009, there were 1,776,315,000 shares in the capital of the Company entitling the holders to attend the EGM.

The total number of shares of the Company entitling the Shareholders to attend and vote for or against the resolutions set out in the EGM Notice at the EGM was 1,776,315,000 shares. There was no share of the Company entitling the Shareholders to attend and vote only against the resolutions set out in the EGM Notice at the EGM.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutineer to monitor the vote-taking procedures at the EGM *(Note)*. The results of the EGM are as follows:

Resolutions	Number of votes (%)	
	For	Against
SPECIAL RESOLUTIONS		
To approve the amendments to the Articles as set out in the Repurchase Circular.	1,320,464,541 shares (100%)	0 shares (0%)
To approve the grant of the Repurchase Mandate to the Directors.	1,320,464,541 shares (100%)	0 shares (0%)
ORDINARY RESOLUTIONS		
To approve, conditional upon resolution numbered 1 as set out in the EGM Notice being passed, the resignation of Mr Gong Guokui from the office of a non-executive Director due to arrangement of his other work (which is not relating to the Group) with effect from the conclusion of the EGM; and to approve the appointment of Mr Cao Guangfu as a non-executive Director with a term commencing on the conclusion of the EGM to the expiry of the third Board and to authorise the Board on behalf of the Company to execute necessary documents including service contract with him and determine his remuneration.	1,320,464,541 shares (100%)	0 shares (0%)
To approve, conditional upon resolution numbered 1 as set out in the EGM Notice being passed, the resignation of Mr Zhu Xiaoxing from the office of an executive Director with effect from conclusion of the EGM.	1,320,464,541 shares (100%)	0 shares (0%)
To approve, conditional upon resolution numbered 1 as set out in the EGM Notice being passed, the resignation of Mr Rong Gang from the office of a non-executive Director with effect from conclusion of the EGM.	1,320,464,541 shares (100%)	0 shares (0%)
To approve, conditional upon resolution numbered 1 as set out in the EGM Notice being passed, the resignation of Mr Sun Yongtao from the office of a non-executive Director with effect from conclusion of the EGM.	1,320,464,541 shares (100%)	0 shares (0%)

Resolutions	Number of votes (%)	
	For	Against
ORDINARY RESOLUTIONS		
To approve, conditional upon resolution numbered 1 as set out in the EGM Notice being passed, the resignation of Mr Liu Dejun from the office of a non-executive Director with effect from conclusion of the EGM.	1,320,464,541 shares (100%)	0 shares (0%)
To approve, conditional upon resolution numbered 1 as set out in the EGM Notice being passed, the resignation of Mr Xia Yi from the office of a non-executive Director with effect from conclusion of the EGM.	1,320,464,541 shares (100%)	0 shares (0%)
To approve, conditional upon resolution numbered 1 as set out in the EGM Notice being passed, the resignation of Mr Song Jian from the office of a non-executive Director with effect from conclusion of the EGM.	1,320,464,541 shares (100%)	0 shares (0%)
To approve, conditional upon resolution numbered 1 as set out in the EGM Notice being passed, the resignation of Mr Jing Gongbin from the office of a shareholder representative Supervisor with effect from conclusion of the EGM.	1,320,464,541 shares (100%)	0 shares (0%)
To approve, conditional upon resolution numbered 1 as set out in the EGM Notice being passed, the resignation of Mr Zhang Yakun from the office of a shareholder representative Supervisor with effect from conclusion of the EGM.	1,320,464,541 shares (100%)	0 shares (0%)
To approve, conditional upon resolution numbered 1 as set out in the EGM Notice being passed, the resignation of Ms Wang Xiaomin from the office of a staff representative Supervisor with effect from conclusion of the EGM.	1,320,464,541 shares (100%)	0 shares (0%)
To approve, conditional upon resolution numbered 1 as set out in the EGM Notice being passed, the resignation of Mr Zhang Xin from the office of a staff representative Supervisor with effect from conclusion of the EGM.	1,320,464,541 shares (100%)	0 shares (0%)

VOTING RESULTS OF THE CLASS MEETING FOR HOLDERS OF H SHARES

The Board is pleased to announce that the Class Meeting for holders of H shares (“**H Shares Class Meeting**”) was held immediately as soon as the conclusion of the EGM on 3 March 2009, at which the resolution set out in the revised notice (“**H Shares Class Meeting Notice**”) of the H Shares Class Meeting dated 12 January 2009 was duly passed by way of poll by the holders of H shares in the capital of the Company (“**H Shares Shareholders**”) at the H Shares Class Meeting.

As at 3 March 2009, there were 621,708,000 H shares in the capital of the Company entitling the holders to attend the H Shares Class Meeting.

The total number of H shares of the Company entitling the H Shares Shareholders to attend and vote for or against the resolution set out in the H Shares Class Meeting Notice at the H Shares Class Meeting was 621,708,000 H shares. There was no H share of the Company entitling the H Shares Shareholders to attend and vote only against the resolution set out in the H Shares Class Meeting Notice at the H Shares Class Meeting.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutineer to monitor the vote-taking procedures at the H Shares Class Meeting *(Note)*. The results of the H Shares Class Meeting are as follows:

Special resolution	Number of votes (%)	
	For	Against
To approve the grant of the Repurchase Mandate to the Directors.	221,251,279 H shares (100%)	0 H shares (0%)

VOTING RESULTS OF THE CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES

The Board is pleased to announce that the Class Meeting for holders of domestic shares ("**Domestic Shares Class Meeting**") was held immediately as soon as the conclusion of the H Shares Class Meeting on 3 March 2009, at which the resolution set out in the revised notice ("**Domestic Shares Class Meeting Notice**") of the Domestic Shares Class Meeting dated 12 January 2009 was duly passed by way of poll by the holders of domestic shares in the capital of the Company ("**Domestic Shares Shareholders**") at the Domestic Shares Class Meeting.

As at 3 March 2009, there were 1,154,607,000 domestic shares in the capital of the Company entitling the holders to attend the Domestic Shares Class Meeting.

The total number of domestic shares of the Company entitling the Domestic Shares Shareholders to attend and vote for or against the resolution set out in the Domestic Shares Class Meeting Notice at the Domestic Shares Class Meeting was 1,154,607,000 domestic shares. There was no domestic share of the Company entitling the Domestic Shares Shareholders to attend and vote only against the resolution set out in the Domestic Shares Class Meeting Notice at the Domestic Shares Class Meeting.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutineer to monitor the vote-taking procedures at the Domestic Shares Class Meeting *(Note)*. The results of the Domestic Shares Class Meeting are as follows:

Special resolution	Number of votes (%)	
	For	Against
To approve the grant of the Repurchase Mandate to the Directors.	1,092,701,000 domestic shares (100%)	0 domestic shares (0%)

CHANGE OF DIRECTORS, RESIGNATION OF DIRECTORS AND SUPERVISORS

With effect from the conclusion of the EGM, each of Mr Zhu Xiaoxing, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian ceased to be a Director. As set out in the Company's announcement dated 12 December 2008, each of Mr Zhu Xiaoxing, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian has confirmed that he has no disagreement with the Board and there is no matters relating to his resignation that need to be brought to the attention of the holders of securities of the Company.

With effect from the conclusion of the EGM, each of Mr Jing Gongbin, Mr Zhang Yakun, Ms Wang Xiaomin and Mr Zhang Xin ceased to be a Supervisor. As set out in the Company's announcement dated 12 December 2008, each of Mr Jing Gongbin, Mr Zhang Yakun, Ms Wang Xiaomin and Mr Zhang Xin has confirmed that he or she has no disagreement with the Board and there is no matters relating to his or her resignation that need to be brought to the attention of the holders of securities of the Company.

With effect from the conclusion of the EGM, Mr Cao Guangfu has been appointed as a non-executive Director.

Pursuant to the authorisation granted at the EGM, the Board has entered into service contracts with Mr Cao Guangfu. Mr Cao Guangfu is not entitled to any Director's fee or bonus. The Company bears the reasonable costs incurred by Mr Cao Guangfu during his service at the Company and he is entitled to liability insurance taken out by the Company for the Directors.

Save as disclosed in the announcement of the Company dated 12 December 2008 regarding, among other things, the appointment of Mr Cao Guangfu as a Director, and the Repurchase Circular and as disclosed herein, there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules and there are no other matter relating to appointment of Mr Cao Guangfu that needs to be brought to attention of the shareholders of the Company.

The Company would like to express its gratitude to the above resigned Directors and Supervisors for their valuable contribution to the Company during their tenure of office, and to welcome Mr Cao Guangfu as a member of the Board.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 3 March 2009

Note: The poll results were subject to scrutiny by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong), whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers (Certified Public Accountants in Hong Kong). The work performed by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

(26)

For Main Board listed issuers

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer: TravelSky Technology Limited

Stock code: 00696 Date submitted: 3 March 2009

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the 揖isting Rules? Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 掏xchange? .

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: ordinary shares of RMB1 each (including domestic shares and H shares)

I.					
Issues of shares *(Notes 6 and 7)*	**No. of shares**	**Issued shares as a % of existing issued share capital before relevant share issue** *(Notes 4, 6 and 7)*	**Issue price per share** *(Notes 1 and 7)*	**Closing market price per share of the immediately preceding business day** *(Note 5)*	**% discount/ premium of issue price to market price** *(Note 7)*
Opening balance as at *(Note 2)* 28 February 2009	1,776,315,000 (comprising 621,708,000 H shares and 1,154,607,000 domestic shares)				
(Note 3) Consideration issue of 174,491,393 domestic shares of RMB1 each on 3 March 2009	174,491,393	Approximately 9.8%	HK$6.39	HK$ 2.94	A premium of approximately 117.3%
Share repurchases					
Closing balance as at *(Note 8)* 3 March 2009	1,950,806,393 (Comprising 621,708,000 H shares and 1,329,098,393 domestic shares)				

Notes to Section I:

1. *Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.*

2. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.*

3. *Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer抯 Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

4. *The percentage change in the listed issuer抯 issued share capital is to be calculated by reference to the listed issuer抯 total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.*

5. *Where trading in the shares of the listed issuer has been suspended, 揷losing market price per share of the immediately preceding business day? should be construed as 揷losing market price per share of the business day on which the shares were last traded?*

6. *In the context of a repurchase of shares:*
   - *搃ssues of shares? should be construed as 搑epurchases of shares? and*
   - *搃ssued shares as a % of existing issued share capital before relevant share issue? should be construed as 搑epurchased shares as a % of existing issued share capital before relevant share repurchase?*

7. *In the context of a redemption of shares:*
   - *搃ssues of shares? should be construed as 搑edemptions of shares?*
   - *搃ssued shares as a % of existing issued share capital before relevant share issue? should be construed as 搑edeemed shares as a % of existing issued share capital before relevant share redemption? and*
   - *搃ssue price per share? should be construed as 搑edemption price per share?*

8. *The closing balance date is the date of the last relevant event being disclosed.*

II.

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
Total					

B. Additional information for issuer whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) ____________

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution ____________%

$$\frac{(\ (a) \times 100\ )}{\text{issued share capital}}$$

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated ____________ which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II: *Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.*

Submitted by: XU Qiang
(Name)
Title: Director
(Director, Secretary or other duly authorised officer)

(27)


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

DATE OF BOARD MEETING

The board (the "Board") of directors (the "Directors") of TravelSky Technology Limited (the "Company") hereby announces that the meeting of the Board will be held on Friday, 27 March 2009, for considering and approving the annual results for the year ended 31 December 2008 and the distribution of dividends, if any.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
17 March 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

RESULTS HIGHLIGHTS

- Total revenue amounted to approximately RMB2,005.2 million, an increase of approximately 0.2% over Year 2007
- Profit attributable to equity holders of the Company was approximately RMB560.1 million, a decrease of approximately 11.2% over Year 2007
- EBITDA was approximately RMB848.4 million, a decrease of approximately 4.9% over Year 2007
- Earnings per share was RMB0.32
- The Board recommended the distribution of a final dividend of RMB206.85 million and a special dividend of RMB156.0 million in cash, aggregating to RMB0.186 per share for Year 2008

The board of directors (the "Board") of TravelSky Technology Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") which have been prepared in accordance with the International Financial Reporting Standards ("IFRS") for the year ended December 31, 2008 ("Year 2008").

CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	For the year ended December 31, 2008	2007
Revenues			
Aviation information technology service		**1,609,115**	1,601,160
Data network and others		**396,053**	400,743
Total revenue	2	**2,005,168**	2,001,903
Operating expenses			
Business taxes and other surcharges		**(66,957)**	(65,795)
Depreciation and amortisation		**(312,947)**	(243,111)
Network usage		**(94,410)**	(83,562)
Personnel		**(316,821)**	(271,689)
Operating lease rentals		**(71,890)**	(68,607)
Technical support and maintenance fees		**(178,323)**	(154,459)
Commission and promotion expenses		**(239,570)**	(248,075)
Other operating expenses		**(201,879)**	(209,701)
Total operating expenses		**(1,482,797)**	(1,344,999)
Operating profit		**522,371**	656,904
Finance income, net		**77,705**	48,696
Share of results of associated companies		**17,969**	12,991

	Note	2008	2007
Profit before taxation		**618,045**	718,591
Taxation	3	**(41,280)**	(69,941)
Profit after taxation		**576,765**	648,650
Attributable to:			
Equity holders of the Company		**560,109**	630,989
Minority interest		**16,656**	17,661
		576,765	648,650
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted *(RMB)*	4	**0.32**	0.36
Cash dividends	5	**362,850**	230,921

CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	As at December 31, **2008**	2007
ASSETS			
Non-current asset			
Property, plant and equipment, net		**875,874**	1,033,148
Intangible assets, net		**11,952**	11,824
Investments in associated companies		**103,665**	85,996
Other long-term assets		**8,962**	8,881
Deferred income tax assets		**6,769**	9,229
		1,007,222	1,149,078
Current assets			
Inventories		**9,877**	9,241
Accounts receivable, net	6	**160,735**	141,565
Due from associated companies		**6,556**	6,308
Due from related parties, net		**740,610**	389,561
Income tax receivable		**45,104**	—
Prepayments and other current assets		**155,642**	102,399
Held-to-maturity financial assets		**—**	100,000
Short-term bank deposits		**2,274,728**	1,843,949
Cash and cash equivalents		**840,733**	1,209,152
		4,233,985	3,802,175
Total assets		**5,241,207**	4,951,253

	Note	As at December 31, 2008	2007
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital		**1,776,315**	1,776,315
Reserves		**1,466,952**	1,296,834
Retained earnings			
— Proposed cash dividend	5	**362,850**	230,921
— Others		**1,053,829**	1,028,659
		4,659,946	4,332,729
Minority interest		**98,810**	85,997
Total equity		**4,758,756**	4,418,726
LIABILITIES			
Non current liabilities			
Deferred income tax liabilities		**180**	129
Current liabilities			
Accounts payable and accrued liabilities	7	**430,973**	470,212
Due to related parties		**44,548**	39,960
Income tax payable		**3,690**	17,054
Deferred revenue		**3,060**	5,172
		482,271	532,398
Total liabilities		**482,451**	532,527
Total equity and liabilities		**5,241,207**	4,951,253
Net current assets		**3,751,714**	3,269,777
Total assets less current liabilities		**4,758,936**	4,418,855

Notes:

1. BASIS OF PRESENTATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

The following amendments are effective in 2008:

- The IAS 39, 'Financial instruments: Recognition and measurement', amendment on reclassification of financial assets permits reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met. The related amendment to IFRS 7, 'Financial instruments: Disclosures', introduces disclosure requirements with respect to financial assets reclassified out of the held-for-trading and available-for-sale categories. The amendment is effective prospectively from July 1, 2008. This amendment does not have any impact on the Group's financial statements, as the Group has not reclassified any financial assets.

2. REVENUES

Revenues primarily comprise the service fees earned by the Group for the provision of the Group's aviation information technology services and related data network services. A substantial portion of these revenues was generated from the shareholders of the Company.

3. TAXATION

	2008 *RMB'000*	2007 *RMB'000*
Current tax:		
PRC enterprise income tax expenses	**37,900**	77,692
Overseas income tax expenses	**869**	1,349
Deferred tax	**2,511**	(9,100)
	41,280	69,941

Taxation of the Group except for the subsidiaries incorporated in Hong Kong, Singapore, Japan and Korea is provided based on the tax laws and regulations applicable to PRC enterprises. The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes. Taxation on overseas profit has been calculated on the assessable profit for the year at the rates of taxation prevailing in the locations in which the Group operates.

The Corporate Income Tax Law of the People's Republic of China ("new CIT Law") was implemented since January 1, 2008 as approved by the National People's Congress on March 16, 2007. The new CIT Law unified the income tax rate of enterprises in China to 25%, starting from January 1, 2008.

Enterprises recognized as "High and New Technology Enterprises" are entitled to a favorable statutory tax rate of 15% under the new CIT Law. In December 2008, the Company was approved and certified by relevant authorities as a "High and New Technology Enterprise" under the new CIT Law, and was entitled to the preferential tax rate of 15% from 2008 to 2010.

The Company's subsidiaries in PRC are entitled to different tax rates, ranging from 15% to 25% under the new CIT Law.

In addition to being approved as a "High and New Technology Enterprise", the Company was also approved and certified by relevant authorities as an "Important Software Enterprise" for the year 2006, 2007 and 2008 which allows the Company to enjoy a preferential income tax rate of 10%. According to the relevant regulations, the differences that resulted from the EIT paid by the Company at the rate of 15% over this preferential income tax rate of 10% should be recognised in the year which the Company obtained its "Important Software Enterprise" certification.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2006 and 2007 in 2007 and 2008 respectively and hence had recognised the corresponding tax refund of approximately RMB30,180,000 and RMB30,114,000 in 2007 and 2008 respectively.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2008 in December 2008. Accordingly, the Company had accrued its income tax expenses for 2008 based on this preferential income tax rate of 10% in the current year's financial statements.

4. EARNINGS PER SHARE

Earnings per share for the year ended December 31, 2008 and December 31, 2007 have been computed by dividing the profit attributable to the equity holders of the Company, of RMB560,109,000 and RMB630,989,000, by 1,776,315,000 ordinary shares issued and outstanding.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2008 and 2007.

5. DIVIDENDS DISTRIBUTION

The shareholders in the annual general meeting on May 20, 2008 approved the final dividend in respect of 2007 of RMB0.13 per share amounting to a total of RMB230,920,950. The amount was accounted for in shareholders' equity as an appropriation of retained earnings in 2008.

As at March 27, 2009, the Board recommended a final dividend of RMB206,850,000 and a special dividend of RMB156,000,000 in cash, aggregating to RMB362,850,000 for Year 2008. The proposed final dividend and special dividend distribution is subject to shareholders' approval in the next general meeting of the Company and will be recorded in the Group's financial statements for the year ending December 31, 2009. After the distribution of the above final dividend and special dividend, the profit available for distribution as at December 31, 2008 would be approximately RMB745.4 million (2007: RMB728.6 million).

6. ACCOUNTS RECEIVABLE, NET

As of December 31, 2008 and 2007, the ageing analysis of the accounts receivable was as follows:

	2008	2007
	RMB'000	*RMB'000*
Within 6 months	**126,295**	126,837
Over 6 months but within 1 year	**21,426**	6,390
Over 1 year but within 2 years	**15,878**	4,578
Over 2 years but within 3 years	**868**	1,247
Over 3 years	**7,384**	7,338
Accounts receivable	**171,851**	146,390
Provision for impairment of receivables	**(11,116)**	(4,825)
Accounts receivable, net	**160,735**	141,565

The payment period is normally within six months after the services are rendered.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The ageing analysis of accounts payable was as follows:

	2008	2007
	RMB'000	*RMB'000*
Within 6 months	**14,019**	133,228
Over 6 months but within 1 year	**18,900**	13,078
Over 1 year but within 2 years	**41,845**	7,884
Over 2 years but within 3 years	**6,677**	17,481
Over 3 years	**10,124**	8,584
Total accounts payable	**91,565**	180,255
Accrued liabilities and other liabilities	**339,408**	289,957
Total	**430,973**	470,212

8. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing aviation information technology and related services in the PRC. The Group's chief decision maker for operation is the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2008 and 2007. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

9. EVENTS AFTER THE BALANCE SHEET DATE

Significant acquisition completed after the year end

As set out in the circular of the Company dated June 16, 2008 and the announcements dated May 26, 2008 and July 31, 2008, the Company acquired from China TravelSky Holding Company ("CTHC") 100% equity interest in Accounting Center of China Aviation Limited Company ("ACCA") and the property located in Dongxing Li, Chaoyang District, Beijing, the People's Republic of China ("PRC") at an aggregate consideration of RMB1 billion. Such acquisition proceeded to completion on March 3, 2009 and the consideration was satisfied by the issue and allotment to CTHC 174,491,393 new domestic shares of the Company at a price of HK$6.39 (approximately RMB5.73) per such consideration share upon completion. The related financial impact of the acquisition will be reflected in the financial statements for the year ending December 31, 2009. Management of ACCA is in the process to compile the financial statements prepared in accordance with IFRS.

At present, the total number of issued shares of the Company is 1,950,806,393 shares, comprising 1,329,098,393 domestic shares and 621,708,000 H shares.

As both the Company and ACCA are under common control of CTHC before and after the acquisition, the acquisition of ACCA will be accounted for as a common control business combination.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

As the leading provider of information technology solutions for China's aviation and transportation industry, the Company stands at a core tache along the value chain of China's aviation and travel service distribution. While the Company provides advanced aviation information technology and its extended services to the Chinese commercial airlines, it also takes a leading role in the distribution of commercial airline products and services to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers, as well as in the provision of information technology solutions. With more than two decades of tenacious development, the Company has preliminarily built up relatively comprehensive, overarching and highly functional product lines of information technology services to satisfy the needs of all the industry participants ranging from commercial airlines, airports, travel products and service suppliers to travel agents, travel service distributors, corporate clients, travelers and cargo shippers. The Company strived to help these industry participants to expand business, improve their service quality and enhance their operational efficiency.

Aviation Information Technology Service

The Company's aviation information technology ("AIT") services, which consist of a series of products and solutions, are provided to Chinese commercial airlines and more than 300 foreign and regional commercial airlines. The AIT services comprise electronic travel distribution ("ETD") service (including Inventory Control System ("ICS") service and Computer Reservation System ("CRS") service) and Airport Passenger Processing ("APP") service, as well as other extended information technology solutions related to the above businesses, including but not limited to, product service for supporting aviation alliance, solutions for developing commercial airlines' e-ticket and ecommerce, data service for supporting decisions of commercial airlines as well as information management system for improvement of ground operational efficiency.

The rapid momentum of China's aviation market over the past few years significantly saw a slowdown when it was inevitably struck by various adversities. These adversities in 2008 include natural disasters such as the snowstorm in the south, as well as unexpected incidents such as "3.14 Lhasa Riots" and "5.12 Wenchuan Earthquake", specific security requirements for the Beijing Olympic Games and the pervading impact of the international financial crisis to entities' economy as a result of the US subprime mortgage crisis. Under such circumstances, the Company, as the leading provider of information technology solutions for China's aviation and transportation industry, had its ETD system processed approximately 211.2 million bookings on domestic and overseas commercial airlines in 2008, representing an increase of approximately 3.3% over that in 2007, among which, bookings on Chinese commercial airlines increased by approximately 3.5%, while that on foreign and regional commercial airlines decreased by approximately 0.1%.

In 2008, being focused on product lines like seat management, distribution business solutions and fare solutions for commercial airlines, the Group kept improving its AIT and extended services to meet commercial airlines' needs for information technology solutions to strengthen hub and network operation, consolidate alliances and co-operation, simplify businesses, build up the entire workflow of its product and service portfolio, enhance marginal revenue and optimize cost management.

Leveraged on the Company's effort in improving and promoting its systems of Billing and Settlement Plan (BSP) electronic ticketing, Airline Direct-sale electronic ticketing and Airline Online electronic ticketing for recent years, the Company achieved the goal of paperless BSP tickets in China in 2008. The Company brought the Interline Electronic Ticketing (IET) into full play and realized the joint operation of IET among all Chinese commercial airlines, between over 380 pairs of Chinese commercial airlines and foreign and regional commercial airlines, and among more than 60 foreign and regional commercial airlines. The Company assisted in aligning information technology standards upon alliance between Chinese commercial airlines and aviation alliance, endeavoring for sustainable and improved services to establish long-term cooperation. Moreover, through upgrades to the new generation APP front system and technological renovations on such aspects as boarding passes and luggage tags, the Company ensured the ground service provided by allied Chinese commercial airlines in over 20 major airports nationwide (including that of Urumqi and Nanning) have met the requirements of the aviation alliance. The Company provided fully-fledged fare solutions to all Chinese commercial airlines and some foreign and regional commercial airlines in China with an auto computation ratio of domestic private fare up to 92%.

The Company had successfully implemented projects such as security information management systems (SIMS), airline ground operation management system (FGOS) and individual departure control interface (CAPSS) for Air China Limited in Terminal 3 of Beijing Capital Airport. It was an unprecedented move for domestic commercial airlines to implement automatic operation of operational safety, resource allocation and passenger services in an airport of such large scale. As at the end of 2008, the APP front systems of China Eastern Airlines Company Limited have been connected to the Company's APP back office system in certain airports, implicating that the Company's APP services are fully employed by major Chinese commercial airlines, a strategic goal to be reached by the Company for years. Along with the construction and operation of the Company's APP front systems in foreign airports such as Tokyo, Paris and Los Angeles, Chinese commercial airlines had applied the Company's APP front systems to initiate check-in, transfer and through check-in services in 80 foreign or regional airports. The number of passenger departures processed amounted to approximately 10.0 million, representing over 78% of inbound passengers of Chinese commercial airlines. The Company also helped Chinese commercial airlines to launch online self-help check-in services in 14 domestic, foreign and regional airports such as Lanzhou, Hong Kong and Kuala Lumpur. The number of passenger departures processed amounted to approximately 698 thousands. These measures served to ease the pressure in providing ground service, resulting in better service quality from commercial airlines. In turn, the Company's market presence has been further reinforced.

As at the end of 2008, the number of foreign and regional commercial airlines having direct connection with the Company's CRS system amounted to 75 with the percentage of sale by direct links accounting for over 97%, considerably empowering the Company to withstand market risks.

Airport Information Technology Service

Subsequent to the commissioning and upgrade of the new generation APP front system ("NewAPP") in top 50 airports in terms of throughput in China in 2007, the Company pressed ahead to promote the application of the NewAPP in renovation and expansion projects of airports such as Shanghai Hongqiao, Shenzhen and Wuhan in 2008. The widespread usage of the NewAPP was essential for the ongoing operation of domestic airports. In 2008, the Company's self-developed Common Use Self Service (CUSS) system which meets the IATA standard had already been installed in 10 major domestic airports such as Beijing Capital and Guangzhou. The number of foreign and regional commercial airlines that applied the Company's APP system service, multi-host connecting program service and the self-developed ANGEL CUTE platform connecting service also increased to 33. The number of passenger departures processed in 38 airports amounted to approximately 2.7 million. In 2008, while the Company developed and upgraded the aviation passenger security information system (APSIS) for terminal 3 of the Beijing Capital Airport, it also assisted the Beijing Organizing Committee for the Games of the XXIX Olympiad, Civil Aviation Administration of China and governmental security departments in completion of numerous information technology integration projects, including the construction of Arrival and Departure information pretreatment and backup system (PBS) of the Olympic Games and the Paralympics Games as well as the comprehensive information enquiry system for aviation passengers of the Olympic Games. Not only had the Company guaranteed the safety of the Olympic Games but also facilitated the Company's business growth in the field of China's aviation information safety. The data service system to aid airports' decision-making was further promoted in domestic airports.

Distribution Information Technology Service

The Group's travel distribution network comprises approximately 63,800 sales terminals owned by more than 6,600 travel agencies and travel service distributors, with high-level networking and direct links to all Global Distribution System around the world and 75 foreign and regional commercial airlines through SITA networks, covering over 400 domestic and overseas cities. The Group rendered technology support and localized services to travel agencies and travel service distributors through more than 30 local distribution centers across China and overseas distribution centers in Hong Kong and other locations, the network processed over 154.3 million transactions during Year 2008 with transaction amounting to over RMB178.5 billion.

The Group embarked in 2008 on further strengthening the product line of distribution information technology, aiming to delivering more diversified and up-to-date content to travel agencies and travel service distributors, so as to support their flexible distribution modes and convenient operation flows. Meanwhile, the Company stepped further to improve travel agencies' front-end products, perfect the TravelWeb front-end business system and developed the new generation common use front-end platform and travel agency mobile distribution platform, which fostered the Group's competitiveness in the market of distribution information technology service products. In 2008, the Company designed and developed a comprehensive business platform product BLUESKY which helped middle and large scale travel service distributor facilitate business operation and management such as management of customer data, issue of sales policies and enhancement of reservation efficiency, thereby bringing the operational efficiency of travel agencies to a higher level. Attributed to the Group's active corporations with local commercial airlines, airports, travel agents and travel service distributors, the CRS service of the Group was more extensively applied in neighbouring markets like the southeast Asia in 2008.

Travel Product Distribution Service

During 2008, the Group continued to expand its travel product distribution services including hotel reservation, "hotel + air ticket" packages, car rental and business trip insurance products. The Group kept enhancing the hotel distribution system to actively cooperate with the travel product providers and travel service distributors. The Group successfully distributed 459,000 hotels' room-nights, which increased by 7.0% as compared with that in 2007. Besides, the Group also continued to cooperate with a number of domestic insurance brokerage institutions to develop information technology solutions for distribution of insurance products like air-travel personal accident injury insurance ("AAI"). The operations of AIG Insurance System (美亞保險系統) and Itinerary/Receipt E-Ticket for AAI system (行程單電子航意險系統) had also commenced.

Aviation Cargo Logistics Information Technology Services

The development in aviation cargo logistics information technology products of the Group followed two directions, i.e. popularization and product specifications. On one hand, the cargo business system, CFPS LITE, which supports the cargo terminals of medium and small size airports has comprehensive functions, simple disposition and easy operation, has been developed. On the other hand, a neutral cargo business management system supporting international neutral cargo terminals has also been developed which meets the needs of international and domestic imports and exports of the neutral cargo terminals at the airport and provides professional extended services such as the queuing system for parking lot at the airport. Along with the global promotion of paperless airway bills and e-freight, the Group and IATA have implemented a partnership in the field of e-freight, jointly promoting the new technology, so as to reduce industry cost. In 2008, the Group processed approximately 4.2 million airway bills.

Construction of the New Generation Aviation Passenger Service System

The designing theme of the Group's new generation aviation passenger service system is passenger-orientation, it adopts service-orientation architedium ("SOA") technical structure, which not only has advantages such as powerful mainframe handling capacity, flexible research and development on open platforms and technologies, and quicker response, but also achieves smooth transition of system functions and maintains low operation cost, so as to support the sustainable development of commercial airlines' businesses and match the development trend of aviation and travel industry. In 2008, the Group continued to study the development trend of aviation and travel information technology. At the same time, it also intensified the analysis of demand of commercial airlines, identified the principles of "self-development, gradual improvement and openness" for new generation aviation passenger service system and proposed the standard of "advanced technology, flexible usage, well-equipped facilities, high cost performance and value-added data" for new generation aviation passenger service system, and also devoted to resources allocation, fundamental platform construction and technical development of the new generation aviation passenger service system.

Infrastructure

The Group's infrastructure serves its business continuity for development. Its objectives are to ensure safety, satisfy the needs of business development, adjust system structure and optimize resource allocation by making full use of technologies, business and management instruments, so as to improve operation reliability and interference resisting ability and implementation of operation at low operating costs.

On the premise of production safety, the Group provided backup for, and expanded the resources capacity of the mainframe and open platform by adopting the advanced Loose Coupling technology, enhanced New generation APP backup system, built up emergency mechanism, enhanced emergency procedures and reinforced emergency drills in 2008. As a result, it assured air travel security for passengers and the undertaking of providing a perfectly safe aviation passenger information security service was fulfilled. In 2008, the utilization ratios of the Company's ICS, CRS and APP mainframe systems were approximately 99.9%, 99.9% and 99.9%, respectively.

FINANCIAL REVIEW

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial information of the Group contained in the financial statements (together with the notes thereto) reproduced in this annual results announcement. The financial statements have been prepared in accordance with International Financial Reporting Standards. The following discussions on the synopsis of historical results do not represent a prediction as to the future business operations of the Group.

For Year 2008, profit before taxation of the Group was approximately RMB618.0 million, representing a decrease of approximately 14% over that in the year ended December 31, 2007 ("Year 2007"). Earnings before interests, tax, depreciation and amortization (EBITDA) reached approximately RMB848.4 million, representing a decrease of approximately 4.9% over that in Year 2007. Profit attributable to equity holders of the Company was approximately RMB560.1 million, a decrease of approximately 11.2% over that in Year 2007 which was mainly due to the increase of a portion of expenses and fees arising for ensuring a holistic information system security of aviation passenger service during the Beijing Olympic Games.

The basic and diluted earnings per share of the Group in Year 2008 was RMB0.32.

Net Cash Flows and Liquidity

The Group's working capital for Year 2008 mainly came from operating activities. Net cash inflow from operating activities amounted to RMB429.1 million.

In Year 2008, the Group had no short-term and long-term bank loans, and the Group did not use any financial instruments for hedging purposes.

As at December 31, 2008, cash and cash equivalents of the Group amounted to RMB840.7 million, of which approximately 91.1%, 5.6% and 2.7% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively.

Held-to-maturity Financial Assets

The Group held RMB100 million treasury bonds of China with an interest rate of 3% per annum which matured on December 18, 2008. The Company did not hold any treasury bonds of China or any held-to-maturity financial assets as at December 31, 2008.

Charge on Assets

As at December 31, 2008, the Group had no charge on its assets.

Capital Expenditure

The capital expenditure of the Group amounted to approximately RMB156.7 million in Year 2008, representing a decrease of approximately RMB467.1 million as compared to that of approximately RMB623.8 million in Year 2007. The capital expenditure of the Group in Year 2008 consisted principally of purchase of hardware, software and infrastructure in accordance with the Group's development strategies.

The Board estimates that the Group's planned capital expenditure for the financial year ending 2009 will amount to approximately RMB1,141.3 million, which is mainly for construction of new operating centre in Beijing and development of the new generation aviation -passenger service system and promotion of other new businesses. The sources of funding for the capital expenditure commitments will include internal cash flow generated from operations. The Board estimates that the sources of funding of the Group in 2009 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

Exchange Risks

The Group's foreign exchange risk arises from commercial transactions and recognised assets and liabilities. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

Gearing Ratio

As at December 31, 2008, the gearing ratio of the Group was approximately 9.2% (2007: 10.8%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at December 31, 2008.

Contingent Liabilities

As at December 31, 2008, the Group had no material contingent liabilities.

Employees

As at December 31, 2008, the total number of employees of the Group was 2,940. Staff costs amounted to approximately RMB316.8 million for Year 2008, representing approximately 21.4% of the total operating cost of the Group for Year 2008.

The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations. The remuneration of the employees of the Group includes salaries, bonuses and fringe benefits provided in compliance with relevant regulations in the PRC including medical insurance, pension, unemployment insurance, maternity insurance and housing funds.

In 2008, the Group established a corporate annuity scheme (or "supplementary pension plan") in accordance with relevant policies of the PRC. According to the corporate annuity scheme which had been approved and come into effect in 2008, the Group is required to make provision for monthly corporate annuity fees with reference to the total actual salary each month during 2008 and the ratio approved by the relevant authorities of the PRC. It also needs to deposit the annuities in the custody account of corporate annuity fund opened by its custodian. In 2008, the annual corporate annuity of the Group amounted to approximately RMB13.1 million.

Currently, none of the Non-executive Directors of the Company receive any remuneration. Nevertheless, any reasonable fees and expenses incurred by the Non-executive Directors during their tenure of service will be borne by the Company. Independent Non-executive Directors of the Company do receive remuneration as Directors, which is determined by reference to the prevailing market price, and that any reasonable fees and expenses incurred by Independent Non-executive Directors during their tenure of service will be borne by the Company. All Directors are entitled to liability insurance acquired by the Company for Directors.

The Group also provides its employees with opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business administration and provides training on the latest development in areas such as computer technologies, personal development, laws, regulations and economics.

Appropriations and Distribution of Profit

In Year 2008, according to the Company Law of PRC, related regulations, and the Articles, the distributable net profit after taxation and minority interest is distributed in order as follows:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve fund;

(iii) appropriation to the discretionary surplus reserve fund;

(iv) appropriation to the distribution of dividends for ordinary shares.

The appropriation to the discretionary surplus reserve fund for the year ended December 31, 2007 was approved in the annual general meeting held on May 20, 2008. The amount was accounted for in shareholder's equity as a distribution of retained earnings in the year ended December 31, 2008.

The proposed appropriation of RMB103,967,000 to the discretionary surplus reserve fund for the year ended December 31, 2008 is subject to shareholders' approval at the next general meeting of the Company. Therefore, the amount will be recorded in the Group's financial statements for year ending December 31, 2009.

FINAL DIVIDEND AND SPECIAL DIVIDEND

On March 27, 2009, the Board recommended the distribution of a final dividend of RMB206,850,000 and a special dividend of RMB156,000,000 in cash, aggregating to RMB0.186 per share for Year 2008. The total number of shares in issue which entitle the receipt of those dividends are 1,950,806,393 shares. Upon distribution of the above final dividend and special dividend, the distributable profit as at December 31, 2008 is approximately RMB745.4 million (2007: RMB728.6 million).

Pursuant to the new CIT Law and the Implementation Rules of the Corporate Income Tax Law of the People's Republic of China (《中華人民共和國企業所得稅法實施條例》) implemented since January 1, 2008, non-resident enterprise shareholders (including enterprises holding H shares of the Company as defined by the new CIT Law) are subjected to an enterprise income tax for its income arising within the PRC territory (including dividends they were entitled to as defined by the new CIT Law). The applicable tax rate of 10% is withheld by the Company.

As provided by the Preferential Policies on Profit Distribution to Foreign Investors of Foreign-invested Enterprises under "Several Preferential Tax Policies on Enterprise Income Tax" jointly issued by the Ministry of Finance and the State Administration of Taxation of the PRC in February 2008, "Accumulated retained earnings of foreign-invested enterprises generated before January 1, 2008 and distributed to foreign investors after 2008 are exempt from enterprise income tax; earnings of foreign-invested enterprises generated in or after 2008 and distributed to foreign investors are subject to enterprise income tax." Accordingly, the Board of Directors recommends the payment of the aforesaid final dividend and special dividend out of the Company's accumulated retained earnings generated before January 1, 2008.

As the Company has not yet confirmed the date convening the annual general meeting in 2009 ("AGM") nor the period for closure of register ("Period for Closure of Register") to determine shareholder's qualification of receiving the proposed final dividend and special dividend, the Company will announce the Period for Closure of Register in the Notice of AGM to be published upon the confirmation of the date of AGM.

The Company will make further announcement(s) on the specific arrangements in relation with dividend payment after the AGM, including the date of payment of dividends and mechanism of withholding the income tax payable by non-resident enterprise shareholders.

PROSPECT FOR YEAR 2009

Looking forward to 2009, it is predicted that the global economic recession induced by the financial crisis is not coming to a close. The PRC economy, and hence the development of the aviation and transportation market, will be inevitably affected. Under such circumstances, how to optimize the Group's positioning and strategies, tap sustainable growth in our traditional business portfolios and expand new businesses along the service value chain of commercial information and cash flow of civil aviation passengers and freights for achieving established goals will depend on the Group's endeavoring spirit and efficiency-driven initiatives.

Therefore, the Group will further reinforce the safety fundamentals in 2009 in accordance with its concepts of continual safety and innovative development to embed safety fundamentals so as to achieve the unification of science development with the values of continual safety. On top of the construction of the new generation aviation passenger service information system and the new operating centre in Beijing, the Group will further increase its self-innovation capability to provide a solid technical basis and security for sustainable development. Capitalizing on the edges of traditional business whilst attending to the development trend of the industry, market and customers, the Group will strengthen its support to airline information technology and direct sales, enhance the technical assistance capability for aiding overseas markets, develop e-commerce business as well as build up technical platforms with core competitiveness, and put efforts on boosting the total solutions of information technology in respect of the promotion of "simplifying the business" in airports, so as to maintain and proliferate market share and scale of the traditional business.

Meanwhile, leveraging on its advantage over nationwide coverage in the information service market accumulated over years and ceaseless efforts in reinforcing its capacity of low cost network operation, the Group intends to break a new ground through the e-commerce services of online/offline travel products distribution including hotels and air-tickets targeting at terminal passengers, aviation cargo logistics information technology service as well as public information service, the Company aims to establish a trading platform for its hotel business and logistics information exchange platform .In an effort to expand market scale, gradually elevate its competitive edges and achieve a quantum leap across industries, the Company will also innovate new business modes and increase its business expertise.

The Group will press ahead to introduce innovative management and business process reengineering, bring customer services to the fore and improve technical service level for customers. Meanwhile, greater emphasis will be articulated on operation efficiency by enforcing corporate governance and creating a performance management system for all staffs. Furthermore, the Group will stage more aggressive reforms in personnel management, labor and income allocation systems, set up a market-oriented employment mechanism, as well as explore equity incentive plan and other incentive and restraint schemes, so as to expand the talent pool, kick start the operational mechanism and open up new vistas for its business.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For Year 2008, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed the accounting policy and practice adopted by the Company and has also discussed certain other matters relating to audit, internal control and financial reporting, including the review of the audited consolidated financial statements of the Group for the Year 2008.

COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES

In compliance with Company Law of the People's Republic of China and the Articles, the Company has regulated its operations and provided information of the Company to all market participants and regulatory authorities on a timely, accurate, complete and true basis, aiming to enhance its transparency. The Board has adopted the code provisions as stipulated in "Code of Corporate Governance Practices" (the "Code") in effect from January 1, 2005 to December 31, 2008,in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as the Company's code of corporate governance practices from 2005.

In 2008, the Company has fully complied with the Code except the code provisions D.1.1 and D.1.2. The Company has set out the respective duties of the Board and the General Manager in the Articles. However, the Company has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the current management does not prejudice the interests of the Company. The Board is also considering to set out explicitly the duties of the management in the process of improving the Company's internal control system.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITES

This results announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and the website of the Company (http://travelsky.wsfg.hk) established in accordance with Rule 2.07C(6)(a) of the Listing Rules.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, PRC, March 27, 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

29


HKE
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/03/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited (Company?

Date Submitted: 02/04/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,154,607,000	RMB1	RMB 1,154,607,000
Increase/(decrease)	174,491,393		RMB 174,491,393
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,154,607,000		
Increase/ (decrease) during the month	Nil	174,491,393		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares)
(Preference shares)
(Other class)

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
				Total C. (Ordinary shares)		
				(Preference shares)		
				(Other class)		

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency HK$6.39 per share	Class of shares issuable *(Note 1)* Domestic Shares (ordinary shares) Issue and allotment date : (dd/mm/yyyy) (03/03/2009) EGM approval date: (dd/mm/yyyy) (31/07/2008)	174,491,393	Nil

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
10. Other (Please specify)	At price : State currency	Class of shares issuable *(Note 1)*			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
		Total E. (Ordinary shares)		174, 491, 393	
		(Preference shares)			
		(Other class)			

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	174,491,393
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA

(These figures should be the same as the relevant figures under II above (搋 ovements in Issued Share Capital? .)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*


中国航信
TravelSky

中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT
RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING

The Board announces that on 8 April 2009, the Resolution set out in the notice convening the EGM were duly passed by way of poll at the EGM.

References are made to the circular ("CCT Circular") dated 4 February 2009 of the Company in relation to the Continuing Connected Transaction. Unless the context requires otherwise, terms used herein shall have the same meanings as those defined in the CCT Circular.

VOTING RESULTS OF THE EGM

The Board announces that EGM was duly held at 11:00 a.m. on 8 April 2009, at which the Resolution (as defined below) set out in the notice of EGM dated 4 February 2009 (as contained in the CCT Circular) were duly passed by way of poll by the Independent Shareholders at the EGM.

As at 8 April 2009, there were 1,950,806,393 shares in the capital of the Company entitling the holders to attend the EGM.

With respect to the ordinary resolution regarding the Annual Caps and the Continuing Connected Transaction contemplated under the Hainan Airline Services Agreement for the three years ending 31 December 2011 as shown in the CCT Circular ("Resolution"), Hainan Airlines which holds 22,100,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 1.13% of the 1,950,806,393 shares in the capital of the Company entitling the holders to attend the EGM, did not attend the EGM and abstained from voting on the Resolution at the EGM. China Xinhua Airlines Limited (中國新華航空有限責任公司) and Changan Airlines Limited (長安航空有限責任公司) (both being associates of Hainan Airlines) which respectively hold 15,119,000 domestic shares and 1,599,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 0.78% and about 0.08% of the 1,950,806,393 shares in the capital of the Company entitling the holders to attend the EGM. China Xinhua Airlines Limited (中國新華航空有限責任公司) and Changan Airlines Limited (長安航空有限責任公司) did not attend the EGM and abstained from voting on the Resolution at the EGM. To the best of the knowledge, information and belief of the Directors, Xin Hua Holding and its associates did not hold any shares of the Company as at the date of the EGM.

The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the Resolution at the EGM was 1,911,988,393 shares. There was no share of the Company entitling the Independent Shareholders to attend and vote only against the Resolution at the EGM.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutineer to monitor the vote-taking procedures at the EGM *(Note)*. The poll results of the EGM are as follows:

Ordinary resolution	Number of votes (%)	
	For	Against
To approve the Hainan Airline Services Agreement, all transactions contemplated thereby and the Annual Caps for the three years ending 31 December 2011.	1,461,410,193 shares (100%)	0 shares (0%)

Note: The poll results were subject to scrutiny by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong), whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers (Certified Public Accountants in Hong Kong). The work performed by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
8 April 2009

As at the date of this announcement, the Board comprises:

Executive Directors: Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;

Non-executive Directors: Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;

Independent Non-executive Directors: Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, stock broker, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


中国航信
TravelSky

中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES; PROPOSED OPENING OF THE INVESTMENT ACCOUNT; AND NOTICES OF AGM AND CLASS MEETINGS

A letter from the Board is set out on pages 1 to 6 of this circular.

Notices convening the AGM and the Class Meetings to be held at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the PRC at 9:30 a.m. on 29 May 2009 is set out on pages 11 to 19 of this circular. Whether or not you intend to be present at the said meeting(s), you are requested to complete the accompanying forms of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of Domestic Shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the forms of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

14 April 2009

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at 9:30 a.m. on 29 May 2009 for the purpose of, among other things, approving the grant of the Issue Mandate and the Repurchase Mandate, the notice of which is set out on pages 11 to 15 of this circular
"Articles"	the articles of association of the Company
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the Board of Directors
"Class Meetings"	the class meeting for holders of H Shares to be held immediately after the conclusion of the AGM and the class meeting for holders of Domestic Shares to be held immediately after the conclusion of the said class meeting for holders of H Shares, the respective notices of which are set out on pages 15 to 19 of this circular
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose H Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Company Law"	the Company Law of the PRC (《中華人民共和國公司法》), as amended, supplemented or otherwise modified from time to time
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Domestic Shares"	domestic shares of RMB1 each in the capital of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"H Share(s)"	H share(s) of RMB1.00 each in the capital of the Company

"Investment Account"	the proposed opening of the investment account by the Company to facilitate investment on the business of cash hedging and appreciation portfolio management with an amount of RMB500 million or less in accordance with market situation
"Issue Mandate"	a general and unconditional mandate proposed to be granted to the Board to exercise the power of the Company to allot, issue or otherwise deal with, and to make or grant offers, agreements and options in respect thereof, Shares up to a maximum of 20% of each of the Domestic Shares and H Shares in issue as at the date of passing the relevant resolution at the AGM
"Latest Practicable Date"	7 April 2009, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mandatory Provisions"	the Mandatory Provisions for the Articles of Association of the Companies to be Listed Overseas (《到境外上市公司章程必備條款》)
"PRC" or "China"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong and the Macau Special Administrative Region
"Registrar"	the Hong Kong branch share registrar of the Company, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong
"Repurchase Mandate"	subject to the conditions set out in the proposed resolutions approving the repurchase mandate at the AGM and the Class Meetings, the general mandate to the Board to exercise the power of the Company to repurchase H Shares, the aggregate nominal amount of which shall not exceed 10% of the aggregate nominal value of H Shares in issue in the capital of the Company as at the date of passing of the said resolutions
"SAFE"	State Administration of Foreign Exchange of the PRC (中華人民共和國國家外匯管理局)

"SASAC"	State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會)
"SFO"	the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Share(s)"	shares of RMB1 each in the capital of the Company
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers and Share Repurchases
"%"	per cent.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Xu Qiang *(Chairman)*
Cui Zhixiong
Xiao Yinhong
Wang Quanhua#
Luo Chaogeng#
Cao Guangfu#
Yick Wing Fat, Simon##
Yuan Yaohui##
Chua Keng Kim##

Non-executive Directors
Independent non-executive Directors

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
The PRC

14 April 2009

To the Shareholders

Dear Sir/Madam

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES; PROPOSED OPENING OF THE INVESTMENT ACCOUNT; AND NOTICES OF AGM AND CLASS MEETINGS

INTRODUCTION

The Board proposes that the Issue Mandate and the Repurchase Mandate to be granted to the Board at the AGM. The Board also proposes that the Investment Account be approved to be opened at the AGM.

The purpose of this circular is to provide you with, among other things, details of (i) the proposed grant of the Issue Mandate; (ii) the proposed grant of the Repurchase Mandate; (iii) the Investment Account and (iv) notices of the AGM and the Class Meetings.

PROPOSED GRANT OF THE ISSUE MANDATE

According to Article 56 of the Articles, Shareholders can, in general meetings of the Company, authorise the Board to carry out the authorised matters. At the AGM, a special resolution will be proposed that the Board be granted the Issue Mandate to exercise the power of the Company to authorise, allot, issue or otherwise deal with, and to make or grant offers, agreements and options in respect thereof, Shares up to a maximum of 20% of each of the Domestic Shares and H Shares in issue as at the date of passing the relevant resolution at the AGM. As at the Latest Practicable Date, 1,950,806,393 Shares, comprising 1,329,098,393 Domestic Shares and 621,708,000 H Shares were in issue. Subject to the passing of the proposed resolution approving the grant of the Issue Mandate to the Board and on the basis that no Shares will be issued or repurchased by the Company prior to the AGM, the Board will be allowed under the Issue Mandate to issue a maximum of 265,819,678 Domestic Shares and 124,341,600 H Shares respectively. The Directors believe that it is in the best interests of the Company and the Shareholders to grant the Issue Mandate to the Board to issue new Shares. Whilst it is not possible to anticipate in advance any specific circumstances in which the Directors might think it appropriate to issue Shares, the ability to do so would give them the flexibility to capture the opportunity if it so arises.

The Issue Mandate would expire on the earlier of (a) twelve months from the date of passing of the resolution, (b) the conclusion of the next annual general meeting of the Company; or (c) the date on which such authority is revoked or varied by a special resolution of the Shareholders in any general meeting.

PROPOSED GRANT OF THE REPURCHASE MANDATE

Legal and regulatory requirements

The Company Law, the Mandatory Provisions and the Articles provide for certain restrictions on the repurchase of Shares which are applicable to all classes of Shares.

The Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of reducing its share capital or in connection with a merger between itself and another entity that holds its shares, or granting incentive shares to its staff and workers, or the shareholders' requesting the company to purchase its own shares where the shareholders oppose the decision on merge or division of the company made at a general meeting of shareholders. The Mandatory Provisions, which the Company has incorporated in the Articles, provide that subject to obtaining the approval of the relevant PRC regulatory authorities and in compliance with the Articles, the Company may repurchase its issued Shares for the purpose of reducing its share capital, or in connection with a merger between itself and another entity that holds its Shares, or in other circumstances permitted by laws or administrative regulations.

Rule 10.06(1)(a) and Rule 19A.25 of the Listing Rules permit the shareholders of a PRC joint stock limited company to grant a general mandate to its directors to repurchase shares of such company that is listed on the Stock Exchange. Such mandate is required to be given by way of a special resolution passed by its shareholders in general meeting and by way of special resolutions passed by holders of domestic shares and holders of overseas listed foreign shares at separate class meetings.

The repurchase of H Shares by the Company is subject to the approvals of various PRC governmental authorities, which include SASAC, SAFE and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC. The approval of SAFE is required as H Shares are traded on the Stock Exchange in Hong Kong dollars and the price payable by the Company upon any repurchase of H Shares will, therefore, be paid in Hong Kong dollars. The Company has also been advised by its PRC legal advisers that the passing of a special resolution to approve the grant to the Directors of the Repurchase Mandate would, irrespective of whether such mandate is actually exercised by the Directors, constitute a reduction in the registered capital of the Company.

In accordance with the requirements of the Articles applicable to capital reduction (as incorporated from the Mandatory Provisions), the Company will have to notify its creditors of the passing of the resolution for the reduction of the registered capital of the Company. According to article 28 of the Articles, such notification is to be given to the Company's creditors within ten days after the passing of such resolution and also by way of publication on three occasions of a press announcement in the PRC within 30 days after the passing of such special resolution. Creditors of the Company then have a period of up to 30 days after the Company's notification or if no such notification has been received, up to 90 days after the first publication of the aforesaid press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts. Further, the registered capital of the Company shall not be reduced to an amount lower than the statutory minimum amount.

In addition, the Company Law, the Articles and the Mandatory Provisions provide that the shares repurchased by a company will have to be cancelled and the registered capital of that company will therefore be reduced by an amount equivalent to the aggregate nominal value of the shares so cancelled. In the event of a reduction of registered capital, the company shall inform its creditor by way of written notice and announcement within a prescribed period after the passing of the relevant shareholders' resolutions approving such reduction. The creditors shall be entitled to request the company for repayment of loan and/or provision of guarantee. Penalty will be imposed on a company for any failure to notify the creditors. The statutory notification requirement allows the creditors an opportunity for the recovery and/or security of the debt where a company's registered capital is to be reduced.

The Company has been advised by its PRC legal advisers that subject to the granting of the Repurchase Mandate to the Directors and the obtaining of the above mentioned approvals by the relevant PRC regulatory authorities by the Company, the Company will only be required to give such notification to its creditors in the event that the Directors shall decide to exercise their powers under the Repurchase Mandate and the registered capital of the Company shall be reduced thereby.

In light of the above and provided that other conditions precedent are fulfilled, the Directors will exercise the power to repurchase H Shares after the notification duty is discharged and the possible disputes over debts can be reduced thereby and in compliance with the relevant requirements under the Listing Rules.

Reasons and conditions for the Repurchase Mandate

In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any H Shares (including where such repurchase may lead to an enhancement of the net asset value per Share and/or the earnings per Share), approval is proposed to be sought from the Shareholders for the grant of the Repurchase Mandate to the Board. In accordance with the legal and regulatory requirements described above, the AGM and the Class Meetings are proposed to be convened and, at each of such meetings, a special resolution will be proposed to grant to the Board the Repurchase Mandate, i.e. a conditional general mandate to repurchase H Shares in issue on the Stock Exchange with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of such special resolution. As at the Latest Practicable Date, the Company has a total of 621,708,000 H Shares in issue. Assuming that the H Shares of the Company remains unchanged up to the date of the AGM, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 62,170,800 Shares.

The Repurchase Mandate will be conditional upon (a) the special resolution for approving the grant of the Repurchase Mandate being passed at each of the AGM and the Class Meetings; (b) the approvals of SASAC and SAFE (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained; and (c) the Company not being required by any of its creditors to repay or to provide guarantees in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under article 28 of the Articles. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (c) above, it currently expects to do so out of its internal resources. If the above conditions are not fulfilled, the Repurchase Mandate will not be exercisable by the Directors.

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next annual general meeting of the Company; or (b) the date on which the authority conferred by the special resolutions is revoked or varied by a special resolution of the Shareholders in a general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings.

Listing Rules requirements

Under the Listing Rules, the Company is required to give to the Shareholders all information which is reasonably necessary to enable the Shareholders to make an informed decision as to whether to vote for or against the resolution in respect of the Repurchase Mandate at each of the AGM and the Class Meetings. An explanatory statement for such purpose is set out in the Appendix to this circular.

Reasons for the proposed opening of the Investment Account

Since the second half of 2008, the People's Bank of China had made successive cut down on interest rate which significantly reduced the Company's income from interest. In order to increase the Company's return on funds, the Board proposed that the opening of the Investment Account by the Company pursuant to laws and regulations and requirements of the SASAC be considered and approved at the AGM for the purpose of facilitating investment on the business of cash hedging and appreciation portfolio management through the Investment Account in accordance with market situation. Targets of such investment are (i) government bonds and bills issued by the People's Bank of China; and (ii) hedging products with stable returns and low risk issued or guaranteed by State-owned commercial banks. The length of investment will be kept under 3 years and the limit of investment will be RMB500 million or less.

Subject to the approval for the opening of the Investment Account at the AGM, the Board will authorize three executive Directors to collectively review and approve every investment business through the Investment Account. Upon the joint approval for investment by the three executive Directors aforementioned, the General Manager of the Company will be authorized to handle the relevant specific implementation, during which the General Manager shall strictly conform to the requirements of the internal control system, risk control and business procedures of the Company to ensure suitable benefit for the Company. The Company will (if required) make timely disclosure in respect of its investment business through the Investment Account in accordance with applicable laws and regulations (including but not limited to the Listing Rules).

AGM AND CLASS MEETINGS

The AGM will be held at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the PRC at 9:30 a.m. on 29 May 2009 to consider and, if thought fit, approve, among other matters, the grant of the Issue Mandate and the Repurchase Mandate, and the opening of the Investment Account. The Class Meeting for holders of H Shares will be held immediately after the conclusion of the AGM and the Class Meeting for holders of Domestic Shares will be held immediately after the conclusion of the Class Meeting for the holders of H Shares, to consider and, if thought fit, approve the grant of the Repurchase Mandate. Notices of the AGM and the Class Meetings are set out on pages 11 to 19 of this circular.

Forms of proxy for use at the AGM and the Class Meetings are enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the forms of proxy in accordance with the instructions printed thereon and return the same to the Registrar at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the Company's registered office at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of Domestic Shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the forms of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

VOTING AT THE AGM AND THE CLASS MEETINGS

Pursuant to Rule 13.39 of the Listing Rules, all vote of the Shareholders at the AGM and the Class Meetings must be taken by poll.

RECOMMENDATIONS

The Board considers that the special resolutions to approve the grant of the Issue Mandate and the Repurchase Mandate and the ordinary resolution to approve the opening of the Investment Account are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of such special resolutions at the AGM and the Class Meetings, and to vote in favour of such ordinary resolution at the AGM.

The Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be exercised when the Directors believe that such repurchases of H Shares will benefit the Company and the Shareholders.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide you with requisite information as to the Repurchase Mandate.

LISTING RULES RELATING TO THE REPURCHASE OF SHARES

The Listing Rules permit a PRC issuer listed on the Stock Exchange to repurchase its shares of all classes listed on the Stock Exchange, subject to certain restrictions. Among such restrictions applicable to a PRC issuer, the Listing Rules provide that the shares of such PRC issuer must be fully paid up and all repurchases of shares by such PRC issuer must be approved in advance by a special resolution of shareholders in a general meeting and of holders of domestic shares and holders of overseas listed foreign shares at separate meetings conducted in accordance with such PRC issuer's articles of association for approving share repurchases, either by way of a general mandate or by specific approval of a particular transaction.

REASONS FOR THE REPURCHASE MANDATE

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to and in the best interest of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at such time, lead to an enhancement of the net asset value and/or earnings per Share. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders. The Directors have no present intention to exercise the Repurchase Mandate.

REGISTERED CAPITAL

At as the Latest Practicable Date, the registered capital of the Company was RMB1,950,806,393 comprising 1,329,098,393 Domestic Shares and 621,708,000 H Shares.

EXERCISE OF THE REPURCHASE MANDATE

Subject to the passing of the special resolution numbered 8 set out in the notice of the AGM and the special resolution set out in the notice of the Class Meetings respectively, the Repurchase Mandate will be conditionally granted to the Directors until the end of the earlier of (i) the conclusion of the next annual general meeting following the passing of the said special resolutions; or (ii) the date on which the authority conferred by the special resolutions is revoked or varied by a special resolution of the Shareholders in any general meeting or by a special resolution of the holders Domestic Shares or the holders of H Shares at their respective class meetings. The exercise of the Repurchase Mandate is subject to the approvals of SASAC and SAFE (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained and the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under article 28 of the Articles.

The exercise in full of the Repurchase Mandate (on the basis of 621,708,000 H Shares in issue as at the Latest Practicable Date and assuming such number of H Shares would remain unchanged as at the date of the AGM and the Class Meetings) would result in up to 62,170,800 H Shares repurchased by the Company, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolutions.

FUNDING OF REPURCHASES

The Company is empowered by the Articles to repurchase the H Shares. Any repurchases by the Company may only be made out of either the capital paid up on the relevant shares to be repurchased, or the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose or from sums standing to the credit of the share premium account of the Company.

In repurchasing the H Shares, the Company intends to apply funds from the Company's internal resources (which may include surplus funds and retained profits) legally available for such purpose in accordance with the Articles and the applicable laws, rules and regulations of the PRC.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared to the position disclosed in the audited accounts contained in the annual report of the Company for the year ended 31 December 2008) in the event that the Repurchase Mandate is to be exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regarded to the circumstances then prevailing, in the best interests of the Company.

STATUS OF REPURCHASED H SHARES

The Listing Rules provide that the listing of all the H Shares repurchased by the Company shall automatically be cancelled and the relevant share certificates shall be cancelled and destroyed. Under the PRC laws and the Articles, the H Shares repurchased by the Company will be cancelled and the Company's registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

PRICES OF H SHARES

The highest and lowest prices at which the H Shares have been traded on the Stock Exchange in each of the 12 calendar months immediately preceding the Latest Practicable Date are as follows:

	Highest	**Lowest**
	HK$	*HK$*
2008		
March	6.80	5.04
April	6.89	5.71
May	6.82	6.00
June	6.64	5.08
July	5.10	4.30
August	5.20	4.36
September	5.00	3.75
October	4.18	1.81
November	3.06	1.88
December	3.58	2.43
2009		
January	3.65	2.98
February	3.50	2.81
March	3.73	2.86
April (up to the Latest Practicable Date)	3.85	3.48

PREVIOUS REPURCHASE

No repurchase of H Shares has been made by the Company for the previous six months (whether on the Stock Exchange or otherwise) immediately preceding the Latest Practicable Date.

THE TAKEOVERS CODE AND MINIMUM PUBLIC HOLDING

If a Shareholder's proportionate interest in the voting rights of the Company increases on the Company exercising its powers to repurchase H Shares pursuant to the Repurchase Mandate (if approved to be granted at the AGM and the Class Meetings), such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 or Rule 32 of the Takeovers Code.

As the Latest Practicable Date, China TravelSky Holding Company (中國民航信息集團公司), the largest substantial shareholder (as defined in the Listing Rules) and a promoter of the Company, held 571,484,393 Domestic Shares, which represented approximately 29.29% of the Company's registered capital.

In the event that the Directors exercise in full the power to repurchase H Shares in accordance with the terms of the Repurchase Mandate, the total interests of China TravelSky Holding Limited in the registered capital of the Company would be increased to approximately 30.26%, and this will result in China TravelSky Holding Limited and party acting in concert with it obliged to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed above, the Directors are not aware of any other consequences which will arise under either or both of the Takeovers Code and any similar applicable laws as a result of any repurchases to be made under the Repurchase Mandate. Moreover, the Directors will not make share repurchase on the Stock Exchange if such repurchase would result in the requirements under Rule 8.08 of the Listing Rules not being complied with.

The Directors have no intention to exercise the Repurchase Mandate to an extent as may result in a public shareholding of the H Shares of less than 25%.

GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases under the Repurchase Mandate in accordance with the Listing Rules, the Articles and the applicable laws, rules and regulations of the PRC.

None of the Directors and to the best of their knowledge having made all reasonable enquiries, nor any of their associates presently intend to sell H Shares to the Company under the Repurchase Mandate in the event that the Repurchase Mandate is approved and the conditions to which the Repurchase Mandate is subject are fulfilled.

The Company has not been notified by any connected persons of the Company that they have a present intention to sell any H Shares to the Company, or that they have undertaken not to sell any H Shares held by them to the Company in the event that the Repurchase Mandate is approved by the Shareholders and the conditions to which the Repurchase Mandate is subject are fulfilled.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF ANNUAL GENERAL MEETING
NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES
NOTICE OF CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES

NOTICE IS HEREBY GIVEN that the following meetings of TravelSky Technology Limited ("**Company**") shall be held on 29 May 2009 at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the People's Republic of China ("**PRC**"):

(1) the annual general meeting ("**AGM**") will be held at 9:30 a.m.;

(2) the class meeting for holders of H shares of the Company ("**H Shares**")will be held immediately as soon as the conclusion of the AGM as stated in (1) above or the adjournment thereof; and

(3) the class meeting for holders of domestic shares of the Company ("**Domestic Shares**") will be held immediately as soon as the conclusion of the aforesaid class meeting as stated in (2) above or the adjournment thereof.

These meetings are to be held for the following purposes:

AGM

ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors ("**Board**") of the Company for the year ended 31 December 2008.

2. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2008.

3. To review the auditor's report for the year ended 31 December 2008 and to consider and approve the audited financial statements of the Group (i.e. the Company and its subsidiaries) for the year ended 31 December 2008.

4. To consider and approve the allocation of profit and distribution of final dividend and special dividend for the year ended 31 December 2008.

5. To consider and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending 31 December 2009, and to authorise the directors of the Company ("**Directors**") to fix the remuneration thereof.

6. To consider and approve the opening of the investment account ("**Investment Account**") by the Company to facilitate investment on cash hedging and appreciation portfolio management with an amount of RMB500 million or less in accordance with market situation, and to authorize the Board (authorization of which may be transferred to three executive Directors) to apply all procedures as they may consider necessary, appropriate, desirable or expedient to sign and/or execute matters in relation to investment through the Investment Account.

SPECIAL RESOLUTIONS

7. To consider and, if thought fit, approve the following resolution as a special resolution:

"(a) Subject to the limitations imposed by paragraphs (c) and (d) below and in accordance with the Listing Rules, the Company Law of the PRC, and other applicable laws and regulations (in each case as amended from time to time), to consider and approve a general unconditional mandate be and is hereby granted to the Board to exercise once or more during the Relevant Period (as defined in paragraph (e) below) all the powers of the Company to allot, issue or otherwise deal with new shares on such terms and conditions the Board may determine and that, in the exercise of the powers to allot and issue shares, the authority of the Board shall include (without limitation):

(i) the determination of the class and number of the shares to be allotted;

(ii) the determination of the issue price of the new shares;

(iii) the determination of the opening and closing dates of the issue of new shares;

(iv) the determination of the class and number of new shares (if any) to be issued to the existing shareholders;

(v) to make or grant offers, agreements and options which might require the exercise of such powers; and

(vi) in the case of an offer or issue of shares to the shareholders of the Company, excluding shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the Board consider expedient;

(b) upon the exercise of the powers granted under paragraph (a), the Board may during the Relevant Period (as defined in paragraph (e) below) make or grant offers, agreements and options which might require the shares relating to the exercise of the authority thereunder being allotted and issued after the expiry of the Relevant Period (as defined in paragraph (e) below);

(c) the aggregate nominal amount of the new domestic shares and new H shares to be allotted or conditionally or unconditionally agreed to be allotted (whether pursuant to the exercise of options or otherwise) by the Board pursuant to the authority granted under paragraph (a) above shall not exceed twenty per cent (20%) of the domestic shares and H shares in issue as at the date of passing of this resolution respectively;

(d) the Board in exercising the powers granted under paragraph (a) above shall (i) comply with the Company Law of the PRC, other applicable laws and regulations of the PRC, and the Listing Rules (in each case, as amended from time to time) and (ii) (if required) be subject to the approvals of the China Securities Regulatory Commission and relevant authorities of the PRC;

(e) for the purposes of this Resolution: "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) twelve months from the date of passing this resolution;

(ii) the conclusion of the next annual general meeting of the Company; or

(iii) the date on which the powers granted by this resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting; and

(f) subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant listing of, and permission to deal in, the H shares proposed to be issued by the Company and (if required) the approval of the China Securities Regulatory Commission for the issue of shares, the Board be and it is hereby authorised to amend, as they may deem appropriate and necessary, the articles of association of the Company to reflect the change in the share capital structure of the Company in the event of an exercise of the powers granted under paragraph (a) to allot and issue new shares."

8. To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the PRC, The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board of Directors ("**Board**") be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph 8 (except for this sub-paragraph (c)(i)) at each of the class meeting for holders of domestic shares ("**Domestic Shares**") of the Company and the class meeting for holders of H Shares, both to be held on the date of the annual general meeting as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

MEETING FOR HOLDERS OF H SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the People's Republic of China ("**PRC**"), The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board ("**Board**") of directors ("**Directors**") of the Company be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at each of the annual general meeting and the class meeting for holders of domestic shares of the Company ("**Domestic Shares**"), both to be held on the date of the class meeting for holders of H Shares as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

MEETING FOR HOLDERS OF DOMESTIC SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the People's Republic of China ("**PRC**"), The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board ("**Board**") of directors ("**Directors**") of the Company be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at each of the annual general meeting and the class meeting for holders of H Shares, both to be held on the date of the class meeting for holders of domestic shares of the Company ("**Domestic Shares**") as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
14 April 2009

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the People's Republic of China

Notes:

1. The register of holders of H Shares of the Company will be closed from 30 April 2009 to 29 May 2009 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of the H Shares and Domestic Shares whose names appear on the register of members of the Company at the close of business on 29 April 2009 are entitled to attend the AGM and the class meetings and the proposed final dividend (which is RMB0.106 per share) and special dividend (which is RMB0.08 per share) for the year ended 31 December 2008. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 29 April 2009 in order to entitle the transferee to attend the AGM and the class meeting for holders of H Shares and the proposed final dividend(which is RMB0.106 per share) and special dividend (which is RMB0.08 per share)for the year ended 31 December 2008.

2. Each shareholder who is entitled to attend and vote at the AGM may appoint one or more proxies to attend and vote on his or her behalf at the AGM. Each holders of H Shares who is entitled to attend and vote at the class meeting for holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at such class meeting. Each holder of Domestic Shares who is entitled to attend and vote at such class meeting for holders of Domestic Shares may appoint one or more proxies to attend and vote on his or her behalf at such class meeting.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the meeting. To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

4. Shareholders who intend to attend the AGM and the class meetings in person or by proxy should return the reply slip for attending the AGM and the class meetings to the registered address of the Company on or before 8 May 2009 in person, by mail or by fax.

5. The AGM and the class meetings are expected to last for half a day. Shareholders (or their proxies) attending the AGM and the class meetings are responsible for their own transportation and accommodation expenses.

6. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the relevant meeting or any adjournment thereof. If such member attends the meeting(s), his form of proxy will be deemed to have been revoked.

7. As at the date hereof, the board of the directors of the Company comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

附註：

1. 本公司將於二零零九年四月三十日至二零零九年五月二十九日(包括首尾兩天)暫停辦理本公司H股過戶登記。於二零零九年四月二十九日營業時間結束時已經登記在本公司股東名冊上的H股及內資股持有人均有權出席股東周年大會及類別股東大會，並有權收取截至二零零八年十二月三十一日止年度之建議末期股息(每股人民幣0.106元)及特別股息(每股人民幣0.08元)。H股過戶文件須於二零零九年四月二十九日下午四時三十分之前送交本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖，受讓人方可出席股東周年大會及H股類別股東大會及有權收取截至二零零八年十二月三十一日止年度之建議末期股息(每股人民幣0.106元)及特別股息(每股人民幣0.08元)。

2. 凡有權出席股東周年大會並於會上投票的股東均可委任一位或以上代理人代其出席股東周年大會並代其投票。凡有權出席H股類別股東大會並於會上投票的H股股東均可委任一位或以上代理人代其出席H股類別股東大會並代其投票。凡有權出席內資股類別股東大會並於會上投票的內資股股東均可委任一位或以上代理人代其出席內資股類別股東大會並代其投票。

3. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股股東而言，經過公證的授權書或其他授權文件和代表委任表格須在大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股股東而言，上述文件必須在相同時限內送達香港證券登記有限公司，方為有效。

4. 擬親自或由代理人代表出席股東周年大會及類別股東大會的股東，須於二零零九年五月八日或之前將出席股東周年大會及類別股東大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

5. 股東周年大會及類別股東大會預計需時半天。擬出席股東周年大會及類別股東大會的股東或其代理人須自行承擔交通費及住宿費。

6. 填妥並交回代表委任表格後，股東仍可親身出席相關會議或其任何續會，並於會上投票。在此情況下，其代表委任表格將視為自行撤銷。

7. 於本通告日期，本公司董事會包括：

執行董事：	徐強先生 *(董事長)*、崔志雄先生及肖殷洪先生；
非執行董事：	王全華先生、羅朝庚先生及曹光福先生；
獨立非執行董事：	易永發先生、袁耀輝先生及蔡敬金先生。

(d) 就本特別決議案而言，「**相關期間**」乃指本特別決議案獲通過當日起至下列較早之日期止之期間：

(i) 在本特別決議案通過後之本公司下一次股東周年大會結束時；及

(ii) 本公司股東於任何股東大會上通過特別決議案或本公司H股股東或內資股股東於各自的類別股東大會上通過特別決議案撤回或修改本特別決議案所賦予之授權之日；及

(e) 待取得所有中國有關政府機關批准購回該等H股的情況下，授權董事會：

(i) 於本公司按上文(a)段所賦予之授權購回H股後，在董事會認為合適的情況對章程進行相應修訂，藉以削減本公司的註冊股本，並反映本公司的新股本結構；及

(ii) 向中國有關政府機關提交本公司經修訂之公司章程備案。」

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長

中華人民共和國，北京
二零零九年四月十四日

註冊辦事處：
中華人民共和國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

內資股類別股東大會

審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 在下文(b)及(c)段之規限下及根據中華人民共和國(「**中國**」)、香港聯合交易所有限公司(「**聯交所**」)或任何其他政府或監管機關之所有適用法律、準則、制度及／或規定，授權本公司董事(「**董事**」)會(「**董事會**」)於相關期間(定義見下文(d)段)一次或多次行使本公司全部權力在聯交所購回本公司股本中已發行的每股面值為人民幣1元的境外上市外資股(「**H股**」)；

(b) 在相關期間(定義見下文(d)段)根據上文(a)段之授權獲授予購回之H股面值總額不得超過於本決議案獲通過當日本公司已發行H股面值總額之10%；

(c) 上文(a)段授予之授權須待下列條件獲達成後，方可行使：

(i) 於本通告所載舉行本公司內資股(「**內資股**」)類別股東大會之日(或延遲舉行內資股類別股東大會(如適用)之日期)舉行之股東周年大會及H股類別股東大會上，分別通過特別決議案，條款與本段(惟第(c)(i)分段除外)所載決議案之條款相同；

(ii) 本公司已取得國務院國有資產監督管理委員會及中國國家外匯管理局(或彼等各自之接掌權力機關)及／或中國法律、準則及制度規定下任何其他監管機關(如適用)之批准；及

(iii) 根據本公司之公司章程(「**章程**」)第28條所載之通知程序，本公司任何債權人並無要求本公司清償債務或就任何尚欠任何債權人之款項提供償債擔保(或如本公司任何債權人要求本公司清償債務或提供償債擔保，本公司已全權決定清償債務或就有關欠款提供擔保)；

(c) 上文(a)段授予之授權須待下列條件獲達成後，方可行使：

(i) 於本通告所載舉行H股類別股東大會之日（或延遲舉行H股類別股東大會（如適用）之日期）舉行之股東周年大會及內資股（「**內資股**」）類別股東大會上，分別通過特別決議案，條款與本段（惟第(c)(i)分段除外）所載決議案之條款相同；

(ii) 本公司已取得國務院國有資產監督管理委員會及中國國家外匯管理局（或彼等各自之接掌權力機關）及／或中國法律、準則及制度規定下任何其他監管機關（如適用）之批准；及

(iii) 根據本公司之公司章程（「**章程**」）第28條所載之通知程序，本公司任何債權人並無要求本公司清償債務或就任何尚欠任何債權人之款項提供償債擔保（或如本公司任何債權人要求本公司清償債務或提供償債擔保，本公司已全權決定清償債務或就有關欠款提供擔保）；

(d) 就本特別決議案而言，「**相關期間**」乃指本特別決議案獲通過當日起至下列較早日期止之期間：

(i) 在本特別決議案通過後之本公司下一次股東周年大會結束時；及

(ii) 本公司股東於任何股東大會上通過特別決議案或本公司H股股東或內資股股東於各自的類別股東大會上通過特別決議案撤回或修改本特別決議案所賦予之授權之日；及

(e) 待取得所有中國有關政府機關批准購回該等H股的情況下，授權董事會：

(i) 於本公司按上文(a)段所賦予之授權購回H股後，在董事會認為合適的情況對章程進行相應修訂，藉以削減本公司的註冊股本，並反映本公司的新股本結構；及

(ii) 向中國有關政府機關提交本公司經修訂之章程備案。」

(d) 就本特別決議案而言，「**相關期間**」乃指本特別決議案獲通過當日起至下列較早日期止之期間：

(i) 在本特別決議案通過後之本公司下一次股東周年大會結束時；及

(ii) 本公司股東於任何股東大會上通過特別決議案或本公司H股股東或內資股股東於各自的類別股東大會上通過特別決議案撤回或修改本特別決議案所賦予之授權之日；及

(e) 待取得所有中國有關政府機關批准購回該等H股的情況下，授權董事會：

(i) 於本公司按上文(a)段所賦予之授權購回H股後，在董事會認為合適的情況對章程進行相應修訂，藉以削減本公司的註冊股本，並反映本公司的新股本結構；及

(ii) 向中國有關政府機關提交本公司經修訂之章程備案。」

H股類別股東大會

審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 在下文(b)及(c)段之規限下及根據中華人民共和國(「**中國**」)、香港聯合交易所有限公司(「**聯交所**」)或任何其他政府或監管機關之所有適用法律、準則、制度及╱或規定，授權本公司董事(「**董事**」)會(「**董事會**」)於相關期間(定義見下文(d)段)一次或多次行使本公司全部權力在聯交所購回本公司股本中已發行的每股面值為人民幣1元的境外上市外資股(「**H股**」)；

(b) 在相關期間(定義見下文(d)段)根據上文(a)段之授權獲授予購回之H股面值總額不得超過於本決議案獲通過當日本公司已發行H股面值總額之10%；

8.　審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a)　在下文(b)及(c)段之規限下及根據中國、香港聯合交易所有限公司(「**聯交所**」)或任何其他政府或監管機關之所有適用法律、準則、制度及／或規定，授權董事會(「**董事會**」)於相關期間(定義見下文(d)段)一次或多次行使本公司全部權力在聯交所購回本公司股本中已發行的每股面值為人民幣1元的境外上市外資股(「**H股**」)；

(b)　在相關期間(定義見下文(d)段)根據上文(a)段之授權獲授予購回之H股面值總額不得超過於本決議案獲通過當日本公司已發行H股面值總額之10%；

(c)　上文(a)段授予之授權須待下列條件獲達成後，方可行使：

(i)　於本通告所載舉行股東周年大會之日(或延遲舉行股東周年大會(如適用)之日期)舉行之本公司內資股(「**內資股**」)類別股東大會及H股類別股東大會上，分別通過特別決議案，條款與本第8段(惟第(c)(i)分段除外)所載決議案之條款相同；

(ii)　本公司已取得國務院國有資產監督管理委員會及中國國家外匯管理局(或彼等各自之接掌權力機關)及／或中國法律、準則及制度規定下任何其他監管機關(如適用)之批准；及

(iii)　根據本公司之公司章程(「**章程**」)第28條所載之通知程序，本公司任何債權人並無要求本公司清償債務或就任何尚欠任何債權人之款項提供償債擔保(或如本公司任何債權人要求本公司清償債務或提供償債擔保，本公司已全權決定清償債務或就有關欠款提供擔保)；

(vi) 就向本公司股東發售或發行股份而言，鑒於海外法律法規的禁令或規定或其認為合適的其他原因，將定居中國或中國香港特別行政區以外的股東排除在外；

(b) 於行使根據第(a)段授予之權力時，董事會可於「相關期間」(定義見下文第(e)段)內作出或授予要約、協議及選擇權，而所涉及的股份可能於「相關期間」(定義見下文第(e)段)屆滿後配發及發行；

(c) 董事會根據上文第(a)段授予的權力將配發或經有條件或無條件同意將配發的新內資股及新H股的面值總額分別不得超過於本決議案通過之日已發行內資股及H股的百分之二十(20%)；

(d) 董事會於行使根據上文第(a)段授予的權力時須(i)遵守中國公司法、中國其他適用法律法規及上市規則(均經不時修訂)及(ii)(倘需要)獲得中國證券監督管理委員會及中國其他有關機關的批准；

(e) 就本決議案而言：「**相關期間**」指自本決議通過之日起至下列日期止之期間(以最早發生者為準)：

(i) 本決議案通過之日起計十二個月；

(ii) 本公司下屆股東周年大會結束之時；或

(iii) 於任何股東大會上本公司股東以特別決議案取消或變更本決議案所授予之權力之日；及

(f) 待香港聯合交易所有限公司上市委員會授予或同意授予或准許本公司擬發行的H股上市及買賣及(倘需要)中國證券監督管理委員會批准發行股份後，倘根據第(a)段授予的配發及發行新股之權力獲行使，則授權董事對本公司的公司章程作出其認為適當及必要的修訂以反映本公司股本結構的變動。」

4. 審議及批准截至二零零八年十二月三十一日止年度之利潤分配及末期股息及特別股息派發方案。

5. 審議及批准委任羅兵咸永道會計師事務所及普華永道中天會計師事務有限公司所為本公司截至二零零九年十二月三十一日止年度之國際及中國核數師，並授權本公司董事(「**董事**」)釐定其酬金。

6. 審議及批准本公司開立投資賬戶(「**投資賬戶**」)，以根據市場情況開展在人民幣5億元或以下的有關現金保值增值組合管理業務的投資，並授權董事會(其授權可轉授予三位執行董事)安排採取彼等認為必需、適合、適宜或權宜的步驟，以簽署及／或執行有關透過投資賬戶投資的事宜。

特別決議案

7. 審議及酌情批准以下決議案為一項特別決議案：

「(a) 在下文第(c)段及第(d)段之規限下及根據上市規則、中國公司法及其他適用法律及法規(均經不時修訂)，審議及批准授予董事會一般及無條件授權於「相關期間」(定義見下文第(e)段)內一次或多次行使本公司的所有權力，以根據其可能決定的條款及條件配發、發行或以其他方式處理新股。於行使配發及發行股份的權力時，董事會許可權包括(但不限於)：

(i) 決定將配發的股份的類別及數量；

(ii) 決定新股的發行價；

(iii) 決定新股發行的起止日期；

(iv) 決定向現有股東發行新股(倘有)的類別及數量；

(v) 作出或授予可能須行使該等權力之要約、協議及選擇權；及


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

股東周年大會通告
H股類別股東大會通告
內資股類別股東大會通告

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)擬於二零零九年五月二十九日於中華人民共和國(「**中國**」)北京東城區東四西大街157號8層公司會議室舉行以下會議：

(1) 股東周年大會(「**股東周年大會**」)將於上午九時三十分舉行；

(2) 本公司H股(「**H股**」)類別股東大會將於上文(1)中所述的股東周年大會或其續會結束後隨即舉行；及

(3) 本公司內資股(「**內資股**」)類別股東大會將於上文(2)中所述的類別股東大會或其續會結束後隨即舉行。

舉行該等會議旨在：

股東周年大會

普通決議案

1. 審議及批准截至二零零八年十二月三十一日止年度本公司董事會(「**董事會**」)報告。

2. 審議及批准截至二零零八年十二月三十一日止年度本公司監事會報告。

3. 審議截至二零零八年十二月三十一日止年度核數師報告及審議及批准本集團(即本公司及其附屬公司)截至二零零八年十二月三十一日止年度經審核財務報表。

收購守則及最低公眾持股量

倘根據購回授權(倘於股東周年大會或類別股東大會上獲批准)行使權力購回H股而導致股東於本公司之投票權權益比例增加，則按照收購守則第32條之規定，該項增加將被視為一項收購。因此，一名股東或一群一致行動之股東(定義見收購守則)可能因取得或鞏固本公司控制權，而須根據收購守則第26條或第32條之規定提出強制性收購建議。

於最後可行日期，本公司之最大主要股東(定義見上市規則)及發起人中國民航信息集團公司持有571,484,393股內資股，佔本公司註冊資本約29.29%。

倘董事根據購回授權之條款行使全部權力購回H股，中國民航信息集團公司於本公司註冊資本之權益將增加至約30.26%，此舉將使中國民航信息集團公司及其一致行動人士須根據收購守則第26條提出強制性收購建議。除上文所述以外，董事並不知悉根據購回授權進行之任何購回將引致收購守則及／或任何同類適用法律項下之任何其他後果。此外，倘購回將導致本公司違反上市規則第8.08條之規定，董事將不會於聯交所作出股份購回。

董事目前無意行使購回授權以致H股之公眾持股量低於25%。

一般事項

董事已向聯交所承諾，在適用之情況下，彼等將根據上市規則、章程及中國之適用法律、法規及規則行使本公司權力根據購回授權購回股份。

董事概無及據彼等作出一切合理查詢後所深知，彼等之聯繫人目前概無計劃於購回授權獲批准及購回授權之條件達成後根據購回授權出售H股予本公司。

本公司並無獲本公司任何關連人士通知其目前擬於購回授權獲股東批准及購回授權之條件達成後出售任何H股予本公司，或承諾不出售任何彼等所持之H股予本公司。

H股之價格

於緊接最後可行日期前十二個曆月H股於聯交所買賣之每月最高及最低成交價如下：

	最高 *港元*	最低 *港元*
二零零八年		
三月	6.80	5.04
四月	6.89	5.71
五月	6.82	6.00
六月	6.64	5.08
七月	5.10	4.30
八月	5.20	4.36
九月	5.00	3.75
十月	4.18	1.81
十一月	3.06	1.88
十二月	3.58	2.43
二零零九年		
一月	3.65	2.98
二月	3.50	2.81
三月	3.73	2.86
四月 (截至最後可行日期)	3.85	3.48

前次購回

本公司於緊接最後可行日期前六個月內概無購回H股 (不論是否於聯交所或任何其他場所購回) 。

購回之資金來源

本公司乃根據章程所賦予權力購回H股。本公司任何購回僅可透過將購回之有關股份之繳足股本，或本公司原應用作股息或分派之資金或就此目的而發行新股份之所得款項或本公司股份溢價賬之結餘撥款支付。

於購回H股時，本公司擬動用根據章程及中國適用法律、法規及規例可合法作此用途之本公司內部資源（可包括盈餘儲備金及保留盈利）所提供之資金支付。

全數行使購回授權可能會嚴重影響本公司之營運資金或負債狀況（與本公司截至二零零八年十二月三十一日止年度年報所載經審核賬目所披露之狀況比較）。然而，倘董事認為不時適合本公司的營運資金需要或資產負債水平會因行使購回授權而受到重大不利影響，則董事不會建議行使該授權。任何情況下購回之H股數目及購回H股之價格及其他條款，將由董事在符合本公司之最佳利益下於有關時間經考慮當時情況後決定。

所購回H股之地位

上市規則規定，本公司所購回之全部H股之上市地位將自動註銷及有關股票將予註銷及銷毀。根據中國法律及章程，本公司所購回之H股將予註銷及本公司之註冊資本將按相等於所註銷之H股總面值之金額進行削減。

本附錄乃上市規則所規定之説明文件，旨在向　閣下提供有關購回授權之所需資料。

關於購回股份之上市規則

上市規則准許於聯交所上市之中國發行人在若干限制下於聯交所購回其全部類別上市股份。在適用於中國發行人之有關限制中，上市規則訂明該中國發行人之股份必須為繳足股款及其所進行之全部股份購回必須事先獲股東於股東大會上以特別決議案批准，並須根據該中國發行人之公司章程獲內資股持有人及境外上市外資股持有人於另行舉行之會議上，以一般授權或就某特定交易授出特別批准之方式批准購回股份。

購回授權之理由

董事認為，購回授權所提供之靈活性對本公司及股東有利，並符合本公司及股東之最佳利益。視乎當時之市況及資金安排，該等購回可導致每股股份資產淨值及／或盈利上升。董事僅會在其認為該等購回將有利本公司及其股東之情況下進行有關購回。董事目前無意行使購回授權。

註冊資本

於最後可行日期，本公司之註冊資本為人民幣1,950,806,393元，包括1,329,098,393股內資股及621,708,000股H股。

行使購回授權

待股東周年大會通告內所載第8項特別決議案及類別股東大會通告所載特別決議案分別獲通過後，將有條件授予董事購回授權，有效期直至下列較早日期止：(i)上述特別決議案獲通過後之下屆股東周年大會結束時；或(ii)股東於任何股東大會或內資股持有人或H股持有人於其各自之類別大會上以特別決議案撤銷或修改特別決議案所賦予之授權當日。購回授權之行使須待本公司取得國資委及外管局(或彼等各自之接掌權力機關)及／或中國法律、準則及制度下規定的任何其他監管部門(如適用)之批准，以及根據章程第28條規定之通知程序本公司之任何債權人並無要求本公司償還所欠債項或就未償債項提供擔保(或倘若在任何債權人之要求下，本公司已全權酌情償還該等款項或就此提供擔保)後，方可作實。

全數行使購回授權(根據於最後可行日期已發行621,708,000股H股計算，並假設該等H股之數目於股東周年大會及類別股東大會日期仍維持不變)將導致本公司購回最多62,170,800股H股，即最多佔有關決議案獲通過之日已發行H股總數之10%。

於股東周年大會及類別股東大會上投票

根據上市規則第13.39條規定，股東於股東周年大會及類別股東大會上的所有投票必須以投票方式表決。

建議

董事會認為，批准發行授權及購回授權的特別決議案，及批准開立投資賬戶的普通決議案符合本公司及其股東的整體最佳利益。因此，董事會建議股東在股東周年大會及類別股東大會上投票贊成該等特別決議案並在股東周年大會上投票贊成該普通決議案。

視乎當時之市況及資金安排，購回授權可導致每股股份資產淨值及／或盈利上升，且董事僅會在其認為購回H股將有利本公司及股東之情況下進行有關購回。

其他資料

敬請　閣下垂注本通函附錄所載的其他資料。

此致

列位股東　台照

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長
謹啟

二零零九年四月十四日

建議開設投資賬戶的理由

自2008年下半年以來，央行連續宣佈降息，導致本公司利息收入大幅減少。為提高本公司的資金收益率，董事會建議在股東周年大會考慮批准本公司開立投資賬戶，依法合規並符合國資委規定，透過投資賬戶根據市場情況開展有關現金保值增值組合管理業務的投資。此等投資的對象為(i)國債及央行票據；及(ii)國家控股的商業銀行所發行或者擔保的、保值的、收益穩定且低風險產品。投資期限將控制在3年以內；而投資限額將控制在人民幣5億元或以下。

假如投資賬戶的開立在股東周年大會獲得批准，就每項透過投資賬戶開展的投資業務，董事會將授權三位執行董事集體研究並審批，在前述三位執行董事共同批准該項投資後，授權本公司總經理負責有關的具體實施工作，期間需嚴格遵守本公司內部控制制度、風險管控和業務流程處理要求進行的操作，以保障本公司獲得適當利益。本公司將根據適用的法律法規之規定(包括但不限於《上市規則》)就透過投資賬戶開展的投資業務適時對外披露(如需要)。

股東周年大會及類別股東大會

本公司將於二零零九年五月二十九日上午九時三十分在中國北京東城區東四西大街157號8層公司會議室舉行股東周年大會，以審議及酌情批准(其中包括)授予發行授權及購回授權，及批准開立投資賬戶。於股東周年大會結束後隨即舉行的H股類別股東大會及H股類別股東大會結束後隨即舉行的內資股類別股東大會上，將審議及酌情批准授予購回授權。股東周年大會通告及類別股東大會通告載於本通函第11至19頁。

本通函隨附用於股東周年大會及類別股東大會的代表委任表格。無論　閣下是否擬出席該等會議，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回股份過戶登記處，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖(就H股股東而言)，或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層(就內資股股東而言)，且無論如何不遲於有關會議或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席有關會議或其任何續會，並於會上投票。

購回授權的理由及條件

為確保董事能夠於適宜購回任何H股(包括可能導致每股資產淨值及/或每股盈利增加)時保持靈活性及能夠酌情處理，現建議尋求股東批准向董事會授出購回授權。根據上文所述之法律及監管規定，本公司擬舉行股東周年大會及類別股東大會。於該等會議上，將會提呈一項特別決議案，以授予董事會購回授權，即一項於聯交所購回已發行之H股之有條件一般授權，總面值不得超過通過該項特別決議案日期本公司已發行H股總面值之10%。於最後可行日期，本公司已發行H股總數為621,708,000股。假定直至股東周年大會日期本公司的H股數目保持不變，本公司在購回授權下將最多可購回62,170,800股。

購回授權須待下列各項條件達成後，方可作實：(a)於股東周年大會及類別股東大會上分別通過特別決議案批准授出購回授權；(b)獲得國資委及外管局(或彼等各自之接掌權力機關)以及/或中國法律、準則及制度下規定的任何其他監管部門(如適用)之批准；及(c)根據章程第28條所載之通知程序，本公司之任何債權人並無要求本公司償還所欠債項或就此提供擔保(或倘若在任何債權人之要求下，本公司已全權酌情償還該等款項或就此提供擔保)。倘若本公司決定根據上文條件(c)所述情況償還任何金額予其任何債權人，現時預期將會以內部資源撥付。倘若上述條件未能達成，董事將不會行使購回授權。

購回授權將會於下列日期中之較早日期屆滿：(a)本公司下屆股東周年大會結束時；或(b)股東於股東大會上以特別決議案，或H股持有人或內資股持有人於各自之類別股東大會上以特別決議案撤回或修改特別決議案所賦予之授權當日。

上市規則的規定

根據《上市規則》，本公司須向股東提供一切合理的必需資料，以令彼等能夠分別就是否於股東周年大會及類別股東大會上投票贊成或反對購回授權的決議案達致知情決定。就此而編製之說明文件載於本通函附錄內。

本公司購回H股須待中國多個政府機關批准後，方可進行，其中包括國資委及外管局及／或中國法律、準則及制度下規定的任何其他監管機構(如適用)。由於H股乃於聯交所以港元買賣，而本公司於進行任何H股購回時所支付之價格將會以港元支付，故此購回須獲得外管局批准。本公司亦已接獲其中國法律顧問之意見，指不論董事是否會實際行使該項授權，通過批准授予董事購回授權之特別決議案將會導致本公司之註冊資本減少。

根據章程內適用於削減股本之規定(取自於必備條款)，本公司於通過削減其註冊資本之決議案時須知會其債權人。根據章程第28條的規定，於該等決議案通過後十日內須知會本公司債權人，並於該項決議案通過後三十日內以報章公佈方式在中國公佈三次。故本公司債權人在本公司知會後有三十日的期限或(倘未獲知會)於首次報章公佈後有九十日的期限要求本公司清償彼等之債務或就該等債務提供擔保。此外，本公司的註冊資本不得減至低於最低法定限額。

此外，公司法、章程及必備條款規定，公司所購回的股份必須註銷，而公司的註冊資本將因此按相等於該等註銷股份總面值的金額進行削減。倘削減註冊資本，公司須在通過批准該削減的有關股東決議案後在規定的期間內以書面通知及公告的方式通知其債權人。債權人有權要求公司償還貸款及／或提供擔保。公司倘未能通知債權人，則會受到處罰。此法定通知要求可在公司削減註冊資本時給予債權人收回及／或取得債務擔保的機會。

本公司已接獲其中國法律顧問之意見，指待董事獲授予購回授權及本公司取得中國有關監管部門上述的各項批准後，本公司將僅須於董事決定根據購回授權行使彼等之權力，以及本公司之註冊資本因而被削減之情況下向債權人發出該項通知。

鑒於以上情況，及其他先決條件已獲履行時，董事將根據上市規則的相關規定，在履行其通知職責之後及因而減少潛在債務糾紛的情況下，行使權力購回H股。

建議授予發行授權

根據章程第56條，股東可於本公司股東大會上授權董事會處理獲授權之事宜。於股東周年大會上將提呈特別決議案，授予董事會發行授權，以行使本公司權力授權、配發、發行及以其他方式處置不超過於相關決議案在股東周年大會上獲通過之日已發行內資股及H股各自20%的股份，及就該等股份作出及發出要約、協議及選擇權。於最後可行日期，已發行股份為1,950,806,393股，包括1,329,098,393股內資股及621,708,000股H股。待建議批准授予董事會發行授權的決議案獲通過之後及基於本公司於股東周年大會之前將不發行或購回股份之情況，允許董事會根據發行授權分別發行不超逾265,819,678股內資股及124,341,600股H股。董事認為，授予董事會發行新股份之發行授權符合本公司及股東的最佳利益。雖然現時不可能事先預計在何種特定情況下，董事認為適合發行股份，惟此舉使董事會可以更靈活地把握任何可能出現的機會。

發行授權將會於下列日期中之較早日期屆滿：(a)該決議案通過之日起計十二個月當日；(b)下屆股東周年大會結束時；或(c)股東於任何股東大會上以特別決議案撤回或修改該授權之日。

建議授予購回授權

法律及法規的規定

公司法、必備條款及章程規定了適用於所有類別股份之若干股份購回限制。

公司法(本公司須受此限制)規定於中國註冊成立之股份有限公司不得購回其股份，除非購回之目的為削減其股本，或就公司本身與另一間持有其股份之機構合併，或因向其僱員及職工授予獎勵股份，或當股東於股東大會上反對公司合併或分立時股東要求公司購回其自有股份而進行。必備條款(本公司已將之納入章程)規定在獲得有關中國監管機構批准，以及遵照章程之情況下，本公司可就削減其股本、就公司本身與另一間持有其股份之機構合併，或於法律或行政法規允許之其他情況下購回其已發行股份。

上市規則第10.06(1)(a)條及第19A.25條容許一間中國股份有限公司之股東，向該於聯交所上市之公司之董事授予一般授權購回股份。該項授權須以於股東大會上獲股東通過之特別決議案形式作出，及以於各自舉行之類別股東大會上獲內資股及境外上市外資股持有人通過之特別決議案形式作出。



中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

(股份編號：0696)

董事：
徐　強 *(董事長)*
崔志雄
肖殷洪
王全華#
羅朝庚#
曹光福#
易永發##
袁耀輝##
蔡敬金##

非執行董事
獨立非執行董事

註冊辦公地址：
中國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

敬啟者：

建議授予發行及購回股份的一般授權；
建議開立投資賬戶；
及
股東周年大會及類別股東大會通告

緒言

董事會建議於股東周年大會上授予董事會發行授權及購回授權。董事會亦建議於股東周年大會上批准開立投資賬戶。

本通函旨在向　閣下提供（其中包括）有關(i)建議授予發行授權；(ii)建議授予購回授權；(iii)投資賬戶及(iv)股東周年大會及類別股東大會通告的詳細資料。

「國資委」	指	國務院國有資產監督管理委員會
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值人民幣1元的股份
「股東」	指	本公司的股東
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	公司收購、合併及股份購回守則
「%」	指	百分比

「投資賬戶」	指	建議由本公司開立的投資賬戶，以根據市場情況開展在人民幣5億元或以下的有關現金保值增值組合管理業務的投資
「發行授權」	指	擬授予董事執行本公司權力的一般及無條件授權，以配發、發行或以其他方式處置不超過於股東周年大會上通過有關決議當日已發行內資股及H股各自20%的股份，及就該等股份作出及發出要約、協議及選擇權
「最後可行日期」	指	二零零九年四月七日，即本通函付印前為確定其所載若干資料的最後可行日期
「上市規則」	指	聯交所證券上市規則
「必備條款」	指	到境外上市公司章程必備條款
「中國」	指	中華人民共和國，就本通函而言，不包括香港及澳門特別行政區
「股份過戶登記處」	指	本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖
「購回授權」	指	待股東周年大會及類別股東大會上提呈之批准購回授權的決議案所載條件達成後，將授予董事會一般授權，以行使本公司權力購回面值總額不超過上述決議案獲通過當日本公司股本中已發行H股總面值10%之H股
「外管局」	指	中華人民共和國國家外匯管理局

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東周年大會」	指	本公司擬於二零零九年五月二十九日上午九時三十分舉行的股東周年大會，旨在批准(其中包括)授予發行授權及購回授權，大會通告載於本通函第11至15頁
「章程」	指	本公司公司章程
「聯繫人」	指	具有上市規則第1章及第19A章所賦予的相同涵義
「董事會」	指	董事會
「類別股東大會」	指	本公司擬於股東周年大會結束後隨即舉行的H股類別股東大會，及本公司擬於上述H股類別股東大會結束後隨即舉行的內資股類別股東大會，有關通告載於本通函第15至19頁
「本公司」	指	中國民航信息網絡股份有限公司，根據中國法律註冊成立的公司，其H股在聯交所上市，而其美國預託證券在美國場外證券市場進行買賣
「公司法」	指	中華人民共和國公司法，經不時修訂、補充或修改
「關連人士」	指	具有上市規則所賦予的涵義
「董事」	指	本公司董事
「內資股」	指	本公司股本中每股面值人民幣1元的內資股
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「港元」	指	港元，香港法定貨幣
「H股」	指	本公司股本中每股面值人民幣1.00元的H股

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢　閣下的註冊證券商、銀行經理、股票經紀、律師、專業會計師或其他適當獨立顧問。

閣下如已出售或轉讓名下所有**中國民航信息網絡股份有限公司**的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、持牌證券商或其他代理，以便轉交買主或受讓人。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
（在中華人民共和國註冊成立的股份有限公司）

(股份編號：0696)

建議授予發行及購回股份的一般授權；
建議開立投資賬戶；
及
股東周年大會及類別股東大會通告

董事會函件載於本通函第1至6頁。

本公司將於二零零九年五月二十九日上午九時三十分於中國北京東城區東四西大街157號8層公司會議室舉行股東周年大會及類別股東大會，大會通告載於本通函第11至19頁。無論　閣下是否擬出席上述會議，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖（就H股股東而言），或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層（就內資股股東而言），且無論如何不遲於有關會議或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席有關會議或其任何續會，並於會上投票。

二零零九年四月十四日

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT
CHANGE OF BOOK CLOSURE PERIOD

The Board announces that:

(1) the AGM and the Class Meetings convened to be held on 29 May 2009 are postponed to be held on 5 June 2009; and

(2) the book closure period for determining the entitlement to attend the AGM and the Class Meetings and the proposed final dividend (which is RMB0.106 per share) and special dividend (which is RMB0.08 per share) for the year ended 31 December 2008 will change from 30 April 2009 to 29 May 2009 (both days inclusive) to 6 May 2009 to 5 June 2009 (both days inclusive).

References are made to the Company's 2008 annual report and the circular ("**Circular**") dated 14 April 2009 of the Company in relation to, among others, the grant of the Repurchase Mandate and the notices of the AGM and the Class Meetings. Unless the context requires otherwise, terms used herein shall have the same meanings as those defined in the Circular.

As set out in the notices of the AGM and the Class Meetings dated 14 April 2009 of the Company and the Company's 2008 annual report, the AGM and the Class Meetings were convened to be held on 29 May 2009, and the book closure period for determining the entitlement to attend the AGM and the Class Meetings and the proposed final dividend (which is RMB0.106 per share) and special dividend (which is RMB0.08 per share) for the year ended 31 December 2008 was 30 April 2009 to 29 May 2009 (both days inclusive).

The AGM and the Class Meetings are now postponed to be held on 5 June 2009. Please refer to the Company's revised notices of the AGM and the Class Meetings dated 20 April 2009. As a result of the postponement of the AGM and the Class Meetings, the book closure period for determining the entitlement to attend the AGM and the Class Meetings and the proposed final dividend (which is RMB0.106 per share) and special dividend (which is RMB0.08 per share) for the year ended 31 December 2008 will change from 30 April 2009 to 29 May 2009 (both days inclusive) to 6 May 2009 to 5 June 2009 (both days inclusive).

The register of holders of H Shares of the Company will be closed from 6 May 2009 to 5 June 2009 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of the H Shares and Domestic Shares whose names appear on the register of members of the Company at the close of business on 5 May 2009 are entitled to attend the AGM and the Class Meetings and the proposed final dividend (which is RMB0.106 per share) and special dividend (which is RMB0.08 per share) for the year ended 31 December 2008. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 5 May 2009 in order to entitle the transferee to attend the AGM and the Class Meeting for holders of H Shares and the proposed final dividend (which is RMB0.106 per share) and special dividend (which is RMB0.08 per share) for the year ended 31 December 2008.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
20 April 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

(36)



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

REVISED NOTICE OF ANNUAL GENERAL MEETING
REVISED NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES
REVISED NOTICE OF CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES

NOTICE IS HEREBY GIVEN that the following meetings of TravelSky Technology Limited ("**Company**") (which were convened to be held on 29 May 2009 pursuant to the notice of annual general meeting, notice of class meeting for H shares of the Company and notice of class meeting for domestic shares of the Company dated 14 April 2009) are postponed to be held on 5 June 2009 at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the People's Republic of China ("**PRC**"):

(1) the annual general meeting ("**AGM**") will be held at 9:30 a.m.;

(2) the class meeting for holders of H shares of the Company ("**H Shares**")will be held immediately as soon as the conclusion of the AGM as stated in (1) above or the adjournment thereof; and

(3) the class meeting for holders of domestic shares of the Company ("**Domestic Shares**") will be held immediately as soon as the conclusion of the aforesaid class meeting as stated in (2) above or the adjournment thereof.

These meetings are to be held for the following purposes:

AGM

ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors ("**Board**") of the Company for the year ended 31 December 2008.

2. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2008.

3. To review the auditor's report for the year ended 31 December 2008 and to consider and approve the audited financial statements of the Group (i.e. the Company and its subsidiaries) for the year ended 31 December 2008.

4. To consider and approve the allocation of profit and distribution of final dividend and special dividend for the year ended 31 December 2008.

5. To consider and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending 31 December 2009, and to authorise the directors of the Company ("**Directors**") to fix the remuneration thereof.

6. To consider and approve the opening of the investment account ("**Investment Account**") by the Company to facilitate investment on cash hedging and appreciation portfolio management with an amount of RMB500 million or less in accordance with market situation, and to authorize the Board (authorization of which may be transferred to three executive Directors) to apply all procedures as they may consider necessary, appropriate, desirable or expedient to sign and/or execute matters in relation to investment through the Investment Account.

SPECIAL RESOLUTIONS

7. To consider and, if thought fit, approve the following resolution as a special resolution:

"(a) Subject to the limitations imposed by paragraphs (c) and (d) below and in accordance with the Listing Rules, the Company Law of the PRC, and other applicable laws and regulations (in each case as amended from time to time), to consider and approve a general unconditional mandate be and is hereby granted to the Board to exercise once or more during the Relevant Period (as defined in paragraph (e) below) all the powers of the Company to allot, issue or otherwise deal with new shares on such terms and conditions the Board may determine and that, in the exercise of the powers to allot and issue shares, the authority of the Board shall include (without limitation):

(i) the determination of the class and number of the shares to be allotted;

(ii) the determination of the issue price of the new shares;

(iii) the determination of the opening and closing dates of the issue of new shares;

(iv) the determination of the class and number of new shares (if any) to be issued to the existing shareholders;

(v) to make or grant offers, agreements and options which might require the exercise of such powers; and

(vi) in the case of an offer or issue of shares to the shareholders of the Company, excluding shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the Board consider expedient;

(b) upon the exercise of the powers granted under paragraph (a), the Board may during the Relevant Period (as defined in paragraph (e) below) make or grant offers, agreements and options which might require the shares relating to the exercise of the authority thereunder being allotted and issued after the expiry of the Relevant Period (as defined in paragraph (e) below);

(c) the aggregate nominal amount of the new domestic shares and new H shares to be allotted or conditionally or unconditionally agreed to be allotted (whether pursuant to the exercise of options or otherwise) by the Board pursuant to the authority granted under paragraph (a) above shall not exceed twenty per cent (20%) of the domestic shares and H shares in issue as at the date of passing of this resolution respectively;

(d) the Board in exercising the powers granted under paragraph (a) above shall (i) comply with the Company Law of the PRC, other applicable laws and regulations of the PRC, and the Listing Rules (in each case, as amended from time to time) and (ii) (if required) be subject to the approvals of the China Securities Regulatory Commission and relevant authorities of the PRC;

(e) for the purposes of this Resolution: "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) twelve months from the date of passing this resolution;

(ii) the conclusion of the next annual general meeting of the Company; or

(iii) the date on which the powers granted by this resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting; and

(f) subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant listing of, and permission to deal in, the H shares proposed to be issued by the Company and (if required) the approval of the China Securities Regulatory Commission for the issue of shares, the Board be and it is hereby authorised to amend, as they may deem appropriate and necessary, the articles of association of the Company to reflect the change in the share capital structure of the Company in the event of an exercise of the powers granted under paragraph (a) to allot and issue new shares."

8. To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the PRC, The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board of Directors ("**Board**") be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph 8 (except for this sub-paragraph (c)(i)) at each of the class meeting for holders of domestic shares ("**Domestic Shares**") of the Company and the class meeting for holders of H Shares, both to be held on the date of the annual general meeting as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

MEETING FOR HOLDERS OF H SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the People's Republic of China ("**PRC**"), The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board ("**Board**") of directors ("**Directors**") of the Company be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at each of the annual general meeting and the class meeting for holders of domestic shares of the Company ("**Domestic Shares**"), both to be held on the date of the class meeting for holders of H Shares as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

MEETING FOR HOLDERS OF DOMESTIC SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the People's Republic of China ("**PRC**"), The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the board ("**Board**") of directors ("**Directors**") of the Company be and it is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("**H Shares**") on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at each of the annual general meeting and the class meeting for holders of H Shares, both to be held on the date of the class meeting for holders of domestic shares of the Company ("**Domestic Shares**") as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
20 April 2009

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the People's Republic of China

Notes:

1. The register of holders of H Shares of the Company will be closed from 6 May 2009 to 5 June 2009 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of the H Shares and Domestic Shares whose names appear on the register of members of the Company at the close of business on 5 May 2009 are entitled to attend the AGM and the class meetings and the proposed final dividend (which is RMB0.106 per share) and special dividend (which is RMB0.08 per share) for the year ended 31 December 2008. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 5 May 2009 in order to entitle the transferee to attend the AGM and the class meeting for holders of H Shares and the proposed final dividend(which is RMB0.106 per share) and special dividend (which is RMB0.08 per share)for the year ended 31 December 2008.

2. Each shareholder who is entitled to attend and vote at the AGM may appoint one or more proxies to attend and vote on his or her behalf at the AGM. Each holders of H Shares who is entitled to attend and vote at the class meeting for holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at such class meeting. Each holder of Domestic Shares who is entitled to attend and vote at such class meeting for holders of Domestic Shares may appoint one or more proxies to attend and vote on his or her behalf at such class meeting.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the meeting. To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time. For avoidance of doubt, forms of proxy for the AGM and the class meetings which have been despatched to the shareholders by the Company together with the Company's circular dated 14 April 2009 on 14 April 2009 and which have been properly executed and returned to the Company REMAIN VALID for the AGM and the class meetings, unless (1) the relevant shareholders elect to complete and return the revised forms of proxy, or (2) the relevant shareholders elect to attend in person and vote at the AGM and the class meetings, or (3) the relevant shareholders elect to revoke the forms of proxy that they have already completed and returned to the Company.

4. Shareholders who intend to attend the AGM and the class meetings in person or by proxy should return the revised reply slips for attending the AGM and the class meetings to the registered address of the Company on or before 15 May 2009 in person, by mail or by fax. For avoidance of doubt, shareholders who have returned to the Company the reply slips (which were despatched to the shareholders by the Company together with the Company's circular dated 14 April 2009 on 14 April 2009) are still required to return to the Company the revised reply slips.

5. The AGM and the class meetings are expected to last for half a day. Shareholders (or their proxies) attending the AGM and the class meetings are responsible for their own transportation and accommodation expenses.

6. Completion and return of the form of proxy or revised forms of proxy will not preclude a member from attending and voting in person at the relevant meeting or any adjournment thereof. If such member attends the meeting(s), his form(s) of proxy or revised form(s) of proxy will be deemed to have been revoked.

7. As at the date hereof, the board of the directors of the Company comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

35



香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/04/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited (□Company?

Date Submitted: 04/05/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
				Total C. (Ordinary shares)		
				(Preference shares)		
				(Other class)		

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)		______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E. (Ordinary shares)		______	
		(Preference shares)		______	
		(Other class)		______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA

(These figures should be the same as the relevant figures under II above (揗ovements in Issued Share Capital? .)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*

(36)



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ACCA CONTINUING CONNECTED TRANSACTIONS AND AIRLINE CONTINUING CONNECTED TRANSACTIONS

ACCA CONTINUING CONNECTED TRANSACTIONS

Following the completion of the ACCA Acquisition in March 2009, the ACCA Continuing Connected Transactions become the continuing connected transactions of the Company. New agreements and renewed agreements have been entered into by ACCA for the ACCA Continuing Connected Transactions subsequent to the publication of the June 2008 Circular, details of which are set out in this announcement.

As disclosed in the paragraph headed "Listing Rules Requirements" in this announcement, the ACCA Continuing Connected Transactions are subject to the reporting and announcement requirements, but are exempt from the independent shareholders' approval requirement under the Listing Rules.

Among the ACCA Continuing Connected Transactions, the term of the Domestic Mail Revenue Accounting and Settlement Agreement is more than three years. The Directors are of the view that such agreement duration is commercially beneficial to the Company and of normal business practice for agreements of this type to be of such duration. China Merchants, the independent financial adviser to the Company and to the ACCA Independent Shareholders in this regard, is of the opinion that a longer period for the Domestic Mail Revenue Accounting and Settlement Agreement is required, and concur with the Directors' view that it is normal business practice for agreements of this type to be of such duration.

AIRLINE CONTINUING CONNECTED TRANSACTIONS

The Company has entered into the Southern Airline Service Agreement as set out in this announcement.

As set out in the paragraph headed "Listing Rules Requirements" in this announcement, the Airline Continuing Connected Transactions are subject to the reporting, announcement and the independent shareholders' approval requirements under the Listing Rules.

The Company will establish the Independent Board Committee to advise the Airline Independent Shareholders as to whether the Airline Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Airline Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Non-exempt Airline Annual Caps are fair and reasonable so far as the Airline Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Airline Independent Shareholders on how to vote at the EGM on the resolution in respect of the Airline Continuing Connected Transactions and the Non-exempt Airline Annual Caps, after taking into account the recommendations of the independent financial adviser.

In this connection, the Company will appoint an independent financial adviser to advise the Independent Board Committee and the Airline Independent Shareholders as to whether the Airline Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Airline Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Non-exempt Airline Annual Caps are fair and reasonable so far as the Airline Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

GENERAL

A circular containing, among other things, (i) further details of the Airline Continuing Connected Transactions; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Airline Independent Shareholders on the Airline Continuing Connected Transactions and the Non-exempt Airline Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Airline Continuing Connected Transactions and the Non-exempt Airline Annual Caps to the Airline Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

References are made to the Company's announcements dated 26 May 2008 and 17 June 2008, and the June 2008 Circular in relation to the ACCA Acquisition.

ACCA CONTINUING CONNECTED TRANSACTIONS

Following the completion of the ACCA Acquisition in March 2009, the ACCA Continuing Connected Transactions become the continuing connected transactions of the Company. New agreements and renewed agreements have been entered into by ACCA for the ACCA Continuing Connected Transactions subsequent to the publication of the June 2008 Circular, details of which are set out in this announcement.

As set out in the June 2008 Circular, the Domestic Mail Revenue Accounting and Settlement Agreement was then entered into without a fixed term. In addition, subsequent to the publication of the June 2008 Circular, the predecessor agreement of the 2009 Revenue Accounting and Settlement Agreement (Shanghai Airlines)expired and has been renewed, and ACCA and Hainan Airlines have entered into the 2009 Revenue Accounting and Settlement Agreement (Hainan Airlines) to replace the 2006 Revenue Accounting and Settlement Agreement (Hainan Airlines).

The Domestic Mail Revenue Accounting and Settlement Agreement

Parties : ACCA (as provider of the Domestic Mail Revenue Accounting and Settlement Services (as defined below)); and

the ACCA Connected Airlines (as recipients of the Domestic Mail Revenue Accounting and Settlement Services (as defined below))

Services : Provision of stock control, sales control, sales audit, uplift revenue pro-ration, accounting processing, sales and uplift matching, clearing and settlement services ("**Domestic Mail Revenue Accounting and Settlement Services**")

Service fee : The system service fee is charged on a monthly basis. The service fee is based on the rate as set out in the agreement in which ACCA receives payment of 1.5% handling charges from the ACCA Connected Airlines, and such fee is charged by reference to the relevant documents issued by the industry regulatory authorities

Date : The dates of the Domestic Mail Revenue Accounting and Settlement Agreement entered with the ACCA Connected Airlines are shown on the right hand column in the table below

ACCA Connected Airlines	Date
Air China (agreement signed by its subsidiary, Air China Cargo Co., Ltd. (中國國際貨運航空有限公司))	21 September 2008
Southern Airlines	5 November 2008
Eastern Airlines	11 December 2008
Shanghai Airlines	11 September 2008
Xiamen Airlines Company Limited (廈門航空有限公司)	23 October 2008
Shandong Airlines Company Limited (山東航空股份有限公司)	3 September 2008
Sichuan Airlines Company Limited (四川航空股份有限公司)	10 September 2008

	Shenzhen Airlines Company Limited (深圳航空有限責任公司) (agreement signed by its subsidiary, Shenzhen Airlines Cargo Co., Ltd. (深圳市深航貨運有限公司))	2 December 2008
	Hainan Airlines	4 December 2008
Term :	1 January 2009 to 31 December 2016	

As stated above, the term of the Domestic Mail Revenue Accounting and Settlement Agreement is more than three years. According to Rule 14A.35(1) of the Listing Rules, the term of the Domestic Mail Revenue Accounting and Settlement Agreement, except under special circumstances, must not exceed three years. The Directors are of the view that such term of the Domestic Mail Revenue Accounting and Settlement Agreement is commercially beneficial to the Company and of normal business practice for agreements of this type to be of such duration. China Merchants, the independent financial adviser to the Company and to the ACCA Independent Shareholders in this regard, is required to explain why a longer period for the Domestic Mail Revenue Accounting and Settlement Agreement is required and to confirm that it is normal business practice for agreements of this type to be of such duration.

China Merchants has reviewed publicly available information regarding the duration of contracts in relation to services provided by information technology companies to airline operators, as well as the 2006 Circular and the circular dated 10 October 2007 issued by the Company. China Merchants is of the opinion that a longer period for the Domestic Mail Revenue Accounting and Settlement Agreement is required, and concur with the Directors' view that it is normal business practice for agreements of this type to be of such duration, taking into account:

(i) ACCA is a major service provider of accounting, settlement and clearing services and information system and support services to commercial airlines and other aviation companies;

(ii) the transactions contemplated under the Domestic Mail Revenue Accounting and Settlement Agreement would provide an additional source of income to the Group, whilst a longer duration of such transactions would facilitate the Connected Airlines to avoid disruption of their operations;

(iii) the Group has entered into certain technology services agreements with China Eastern Air Wuhan Company Limited, Southern Airlines, Hainan Airlines, Shanghai Airlines and China Eastern Airlines Corporation Limited of more than three years, the details of which were set out in the 2006 Circular and the circular dated 10 October 2007 issued by the Company; and

(iv) based on research conducted by China Merchants via the Internet and Bloomberg, a number of international information technology service providers, which are also engaged in the provision of information technology services to airline operators, have entered into agreements with airline operators for such services with a duration of more than three years. China Merchants considers that the information technology services provided by these international information technology services providers are broadly comparable to the transactions contemplated under the Domestic Mail Revenue Accounting and Settlement Agreement, and the period of the information technology services provided by these information technology companies are suitable for the assessment of the fairness and reasonableness of the duration of the transactions contemplated under the Domestic Mail Revenue Accounting and Settlement Agreement.

China Merchants noted that three information technology companies have provided information technology services to airlines for a term of more than three years, and the term ranged between seven years and 10 years. Accordingly, China Merchants considered that the durations of such information technology services are broadly comparable to that of the transactions contemplated under the Domestic Mail Revenue Accounting and Settlement Agreement, being eight years.

Thus, China Merchants is of the opinion that it is fair and reasonable for the Group to enter into the Domestic Mail Revenue Accounting and Settlement Agreement with a longer duration.

The 2009 Revenue Accounting and Settlement Agreement (Shanghai Airlines)

Date	:	9 December 2008
Parties	:	ACCA (as provider of the Passenger and Cargo Revenue Accounting and Settlement Services (as defined below)); and
		Shanghai Airlines (as recipient of the Passenger and Cargo Revenue Accounting and Settlement Services (as defined below))

Term : 1 January 2009 to 31 December 2009

Services : Provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, coupon matching, accounting, reconciliation and management reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services ("**Passenger and Cargo Revenue Accounting and Settlement Services**")

Service fees : The system service fee is charged on a monthly basis. The fees are charged by reference to the rate and rules prescribed in the relevant document issued by the industry regulatory authorities. The prices of the provision of the services are specified in the relevant agreement which is based on the calculation of (i) the percentage rate of the total accounting amount and (ii) the transaction volume times unit price.

The 2009 Revenue Accounting and Settlement Agreement (Hainan Airlines)

Date : 6 January 2009

Parties : ACCA (as provider of the Passenger and Cargo Revenue Accounting and Settlement Services (as defined above)); and

Hainan Airlines (as recipient of the Passenger and Cargo Revenue Accounting and Settlement Services (as defined above))

Term : 1 January 2009 to 31 December 2010 *(Note)*

Services : The Passenger and Cargo Revenue Accounting and Settlement Services (as defined above)

Service fees : The system service fee is charged on a monthly basis. The fees are charged by reference to the rate and rules prescribed in the relevant document issued by the industry regulatory authorities. The prices of the provision of the services are specified in the relevant agreement which is based on the calculation of (i) the percentage rate of the total accounting amount and (ii) the transaction volume times unit price.

Note: The 2006 Revenue Accounting and Settlement Agreement (Hainan Airlines) has been terminated upon the 2009 Revenue Accounting and Settlement Agreement (Hainan Airlines) becoming effective.

AIRLINE CONTINUING CONNECTED TRANSACTIONS

Background

As set out in the 2006 Circular, the Company entered into the Existing Southern Airline Services Agreement with Southern Airlines pursuant to which the Group shall provide the Technology Services to Southern Airlines from 1 January 2005 to 31 December 2008. The Existing Southern Airline Services Agreement expired on 31 December 2008. The Company and Southern Airlines entered into the Southern Airline Services Agreement as set out in this announcement.

THE SOUTHERN AIRLINE SERVICES AGREEMENT

Date : 7 May 2009

Parties : The Company (as provider of the Technology Services); and

Southern Airlines (as recipient of the Technology Services) *(Note)*.

Term : 1 January 2009 to 31 December 2009

Note: Under the Southern Airline Services Agreement, reference to Southern Airlines includes Xiamen Airlines Company Limited (廈門航空有限公司) and Chongqing Airlines Company Limited (重慶航空有限公司)

SERVICES TO BE PROVIDED UNDER THE SOUTHERN AIRLINE SERVICES AGREEMENT

Services : The services to be provided by the Group to Southern Airlines under the Southern Airline Services Agreement will cover:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees : The service fees for the Technology Services payable by Southern Airlines under the Southern Airline Services Agreement are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, Southern Airlines is required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by Southern Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

INFORMATION ON THE ACCA CONNECTED AIRLINES AND SOUTHERN AIRLINES

Southern Airlines

Southern Airlines is a subsidiary of Southern Holding (a Promoter). As an associate of a Promoter, Southern Airlines is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Southern Airlines is principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services. It is also a company listed on the Main Board of the Stock Exchange.

Eastern Airlines

Eastern Airlines is a subsidiary of Eastern Holding (a Promoter). As an associate of a Promoter, Eastern Airlines is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Eastern Airlines is a company listed on the Main Board of the Stock Exchange and is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

Air China

Air China is a subsidiary of CNA Holding (a Promoter). As an associate of a Promoter, Air China is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Air China is principally engaged in the provision of air passenger, air cargo and airline-related services in the PRC.

Xiamen Airlines Company Limited (廈門航空有限公司)

Xiamen Airlines Company Limited (廈門航空有限公司) is a Promoter and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. Its principal business activity is civil aviation in the PRC.

Hainan Airlines

Hainan Airlines is a Promoter and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. It is principally engaged in airline operation in the PRC.

Shenzhen Airlines Company Limited (深圳航空有限責任公司)

Shenzhen Airlines Company Limited (深圳航空有限責任公司) is a Promoter and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. It is principally engaged in airline operation in the PRC.

Shanghai Airlines

Shanghai Airlines is a Promoter and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. It is principally engaged in airline operation in the PRC.

Shandong Airlines Company Limited (山東航空股份有限公司)

Shandong Airlines Company Limited (山東航空股份有限公司) is a Promoter and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. It is principally engaged in airline operation in the PRC.

Sichuan Airlines Company Limited (四川航空股份有限公司)

Sichuan Airlines Company Limited (四川航空股份有限公司) is a company which is owned as to 40% by Sichuan Air Group Company (四川航空集團公司) (a Promoter). As an associate of a Promoter, Sichuan Airlines Company Limited (四川航空股份有限公司) is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. It is principally engaged in airline operation in the PRC.

HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the approximate amount of the relevant historical transaction records of the ACCA Continuing Connected Transactions and the Airline Continuing Connected Transactions for the three years ended 31 December 2008:

	Year ended 31 December		
	2006	**2007**	**2008**
Domestic Mail Revenue Accounting and Settlement Agreement	RMB6,617,000 (equivalent to approximately HK$7,519,000)	RMB7,602,000 (equivalent to approximately HK$8,639,000)	RMB8,402,000 (equivalent to approximately HK$9,548,000)
The 2006 Revenue Accounting and Settlement Agreement (Hainan Airlines)	RMB1,815,000 (equivalent to approximately HK$2,063,000)	RMB1,455,000 (equivalent to approximately HK$1,653,000)	RMB2,010,000 (equivalent to approximately HK$2,284,000)
The predecessor agreement of the 2009 Revenue Accounting and Settlement Agreement (Shanghai Airlines)	RMB9,357,000 (equivalent to approximately HK$10,633,000)	RMB8,710,000 (equivalent to approximately HK$9,898,000)	RMB10,627,000 (equivalent to approximately HK$12,076,000)
The Existing Southern Airline Services Agreement	RMB300,552,000 (equivalent to approximately HK$341,536,000)	RMB347,507,000 (equivalent to approximately HK$394,894,000)	RMB336,495,000 (equivalent to approximately HK$382,381,000)

HISTORICAL ANNUAL CAPS

As set out in the 2006 Circular, the annual caps for the transactions under the Existing Southern Airline Services Agreement for the three years ended 31 December 2008 are RMB374,500,000, RMB487,000,000 and RMB633,000,000 respectively.

ANNUAL CAPS

Set out below is a summary of the Annual Caps of the ACCA Continuing Connected Transactions and the Airline Continuing Connected Transactions:

	Year ending 31 December							
	2009	2010	2011	2012	2013	2014	2015	2016
The Domestic Mail Revenue Accounting and Settlement Agreement *(Note 1)*	RMB10,000,000 (equivalent to approximately HK$11,364,000)	RMB13,000,000 (equivalent to approximately HK$14,773,000)	RMB16,000,000 (equivalent to approximately HK$18,182,000)	RMB20,000,000 (equivalent to approximately HK$22,727,000)	RMB25,000,000 (equivalent to approximately HK$28,409,000)	RMB31,000,000 (equivalent to approximately HK$35,227,000)	RMB39,000,000 (equivalent to approximately HK$44,318,000)	RMB49,000,000 (equivalent to approximately HK$55,682,000)
The 2009 Revenue Accounting and Settlement Agreement (Hainan Airlines) *(Note 2)*	RMB7,559,000 (equivalent to approximately HK$8,590,000)	RMB9,071,000 (equivalent to approximately HK$10,308,000)	N/A	N/A	N/A	N/A	N/A	N/A
The 2009 Revenue Accounting and Settlement Agreement (Shanghai Airlines) *(Note 3)*	RMB12,752,000 (equivalent to approximately HK$14,491,000)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
The Southern Airline Services Agreement *(Note 4)*	RMB403,794,000 (equivalent to approximately HK$458,857,000)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

1. The Annual Caps under the Domestic Mail Revenue Accounting and Settlement Agreement are determined by reference to: (i) the historical transaction amounts for the year ended 31 December 2008; and (ii) it is estimated that the growth of the air mail business, coupled with the expansion of domestic mail sales system and international mail revenue accounting service to be carried out by ACCA, will result in an increase in services volume provided by the Group, the estimated level of services provided by the Group will maintain an annual growth of approximately 25%.

2. The Annual Cap under the 2009 Revenue Accounting and Settlement Agreement (Hainan Airlines) is determined by reference to: (i) the historical transaction amounts for the year ended 31 December 2008; (ii) as advised by Hainan Airlines, the volume of the Passenger and Cargo Revenue Accounting and Settlement Services required to be provided by ACCA in 2009 and 2010 would substantially increase, as compared with that in 2008; (iii) CAAC's "Eleventh five-year plan", the passenger volume is expected to have a growth rate of 14% annually, while ACCA will continue to develop new products and services, including but not limited to setting up data exchange platform, providing data service products and data value-added services; and (iv) with the number of passengers expected to increase, the estimated level of service and scope of services provided by the Group is estimated to increase by 20% annually based on the future growth rate of aviation industry and the historical growth of airline's business in the recent years.

3. The Annual Cap under the 2009 Revenue Accounting and Settlement Agreement (Shanghai Airlines) is determined by reference to: (i) the historical transaction amounts for the year ended 31 December 2008; (ii) CAAC's "Eleventh five-year plan", the passenger volume is expected to have a growth rate of 14% annually, while ACCA will continue to develop new products and services, including but not limited to setting up data exchange platform, providing data service products and data value-added services; and (iii) with the number of passengers expected to increase, the estimated level of service and scope of services provided by the Group is estimated to increase by 20% annually based on the future growth rate of aviation industry and the historical growth of airline's business in the recent years.

4. The Annual Caps under the Southern Airline Services Agreement are determined by reference to (i) the historical transaction amounts of the Airline Continuing Connected Transactions for the year ended 31 December 2008; and (ii) the estimated growth of the transaction volume taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that the Airline Continuing Connected Transactions will increase by about 15% to 20% per annum and 20% is used in determining the amount of the Annual Caps under the Southern Airline Services Agreement.

The Directors are of the view that the Annual Caps are fair and reasonable.

REASONS FOR AND BENEFITS OF THE ACCA CONTINUING CONNECTED TRANSACTIONS AND THE AIRLINE CONTINUING CONNECTED TRANSACTIONS

The ACCA Continuing Connected Transactions

Following the completion of the ACCA Acquisition, the Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

The ACCA Continuing Connected Transactions are in the ordinary and usual course of business of the Group. The ACCA Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group. The Group will receive service fees for the ACCA Continuing Connected Transactions and thus, will increase the total revenue of the Group. The Directors (including the independent non-executive Directors) are of the view that the ACCA Continuing Connected Transactions and the terms of the respective underlying agreements are entered into in the ordinary course of business, on normal commercial terms, which were arrived at after arm's length negotiations and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The Airline Continuing Connected Transactions

The provision of the Technology Services to Southern Airlines is in the ordinary and usual course of business of the Group. The Group will receive service fees for the Technology Services from Southern Airlines under the Southern Airline Services Agreement and thus, will increase the total revenue of the Group.

The Airline Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Directors are of the view that the Airline Continuing Connected Transactions are on normal commercial terms and the terms of the Airline Continuing Connected Transactions are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

LISTING RULES REQUIREMENTS

The ACCA Continuing Connected Transactions

Given that the ACCA Connected Airlines are connected persons of the Company as mentioned above, the ACCA Continuing Connected Transactions constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

Since the Percentage Ratios for the continuing connected transactions with the ACCA Connected Airlines under the Domestic Mail Revenue Accounting and Settlement Agreement, on an annual basis, are less than 2.5%, such continuing connected transactions are subject to the reporting, and announcement requirements but are exempt from the independent shareholders' approval requirements under the Listing Rules.

As disclosed in the June 2008 Circular, Hainan Airlines also entered into an interline data exchange services agreement with ACCA for a term from 1 October 2006 to 31 December 2009. Since such agreement was entered into with the same connected person as in the 2009 Revenue Accounting and Settlement Agreement (Hainan Airlines) (i.e. Hainan Airlines) and the transactions are of similar nature, the continuing connected transactions contemplated under those two agreements are aggregated pursuant to Rule 14A.26(1) of the Listing Rules for the purpose of computing the relevant Percentage Ratios. Upon such aggregation, the Percentage Ratios exceed 0.1% but are less than 2.5% on an annual basis. Accordingly, the continuing connected transactions contemplated under the 2009 Revenue Accounting and Settlement Agreement (Hainan Airlines) are subject to the reporting and announcement requirements, but are exempt from the independent shareholders' approval requirements under the Listing Rules.

As disclosed in the June 2008 Circular, Shanghai Airlines also entered into an interline data exchange agreement with ACCA for a term from 1 January 2007 to 31 December 2009. Since such agreement was entered into with the same connected person as in the 2009 Revenue Accounting and Settlement Agreement (Shanghai Airlines) (i.e. Shanghai Airlines) and the transactions are of similar nature, the continuing connected transactions contemplated under those two agreements are aggregated pursuant to Rule 14A.26(1) of the Listing Rules for the purpose of computing the relevant Percentage Ratios. Upon such aggregation, the Percentage Ratios exceed 0.1% but are less than 2.5% on an annual basis. Accordingly, the continuing connected transactions contemplated under the 2009 Revenue Accounting and Settlement Agreement (Shanghai Airlines) are subject to the reporting and announcement requirements, but are exempt from the independent shareholders' approval requirements under the Listing Rules.

The Airline Continuing Connected Transactions

Given that Southern Airlines is a connected person of the Company as mentioned above, the Airline Continuing Connected Transactions constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

Since the Percentage Ratios for the Airline Continuing Connected Transactions on an annual basis exceed 2.5%, the Airline Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Company will establish the Independent Board Committee to advise the Airline Independent Shareholders as to whether the Airline Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Airline Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Non-exempt Airline Annual Caps are fair and reasonable so far as the Airline Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Airline Independent Shareholders on how to vote at the EGM on the resolution in respect of the Airline Continuing Connected Transactions and the Non-exempt Airline Annual Caps, after taking into account the recommendations of the independent financial adviser.

In this connection, the Company will appoint an independent financial adviser to advise the Independent Board Committee and the Airline Independent Shareholders as to whether the Airline Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Airline Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Non-exempt Airline Annual Caps are fair and reasonable so far as the Airline Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

The Company will disclose information in relation to the Airline Continuing Connected Transactions in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

GENERAL

A circular containing, among other things, (i) further details of the Airline Continuing Connected Transactions; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Airline Independent Shareholders on the Airline Continuing Connected Transactions and the Non-exempt Airline Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Airline Continuing Connected Transactions and the Non-exempt Airline Annual Caps to the Airline Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"2006 Revenue Accounting and Settlement Agreement (Hainan Airlines)"	the revenue accounting and settlement agreement dated 4 December 2006 and entered into between ACCA as service provider and Hainan Airlines as service recipient, details of which are set out in the Company's announcement dated 26 May 2008
"2006 Circular"	the Company's circular dated 7 April 2006 in relation to, among other things, the Existing Southern Airline Services Agreement
"2009 Revenue Accounting and Settlement Agreement (Hainan Airlines)"	the revenue accounting and settlement agreement dated 6 January 2009 and entered into between ACCA as service provider and Hainan Airlines as service recipient
"2009 Revenue Accounting and Settlement Agreement (Shanghai Airlines)"	the agreement entered into between ACCA as service provider and Shanghai Airlines as service recipient and agreed to be extended on 9 December 2008 for a term from 1 January 2009 to 31 December 2009
"ACCA"	Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), a wholly-owned subsidiary of CTHC

"ACCA Acquisition"	the acquisition of (i) the entire registered capital in ACCA and (ii) the Property pursuant to the ACCA Acquisition Agreement
"ACCA Acquisition Agreement"	the sale and purchase agreement dated 5 May 2008 entered into between CTHC and the Company in relation to the ACCA Acquisition
"ACCA Connected Airlines"	Southern Airlines, Eastern Airlines, Air China, Xiamen Airlines Company Limited (廈門航空有限公司) (a shareholder of the Company and a Promoter), Hainan Airlines, Shenzhen Airlines Company Limited (深圳航空有限責任公司) (a shareholder of the Company and a Promoter), Shanghai Airlines, Shandong Airlines Company Limited (山東航空股份有限公司) (a shareholder of the Company and a Promoter) and Sichuan Airlines Company Limited (四川航空股份有限公司) (a subsidiary of Sichuan Air Group Company (四川航空集團公司), a shareholder of the Company and a Promoter), all being connected persons of the Company
"ACCA Continuing Connected Transactions"	the continuing connected transactions under the Domestic Mail Revenue Accounting and Settlement Agreement, the 2009 Revenue Accounting and Settlement Agreement (Shanghai Airlines) and the 2009 Revenue Accounting and Settlement Agreement (Hainan Airlines)
"ACCA Independent Shareholders"	means shareholders of the Company other than the ACCA Connected Airlines and their respective associates
"Air China"	Air China Limited (中國國際航空股份有限公司), a subsidiary of CNA Holding and a company listed on the Main Board of the Stock Exchange
"Airline Continuing Connected Transactions"	the transactions contemplated under the Southern Airline Services Agreement
"Airline Independent Shareholders"	the shareholders of the Company, other than Southern Airlines and its associates

"Annual Caps"	the expected maximum amount of fees received / to be received by the Company under the ACCA Continuing Connected Transactions and the expected maximum amount of fees payable by Southern Airlines under the Southern Airline Services Agreement for the term of the Southern Airline Services Agreement
"Articles"	articles of association of the Company
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of the Directors
"CAAC"	中國民用航空局 (Civil Aviation Administration of China), the administrative authority in the civil aviation industry in the PRC
"China Merchants"	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Company and to the ACCA Independent Shareholders in relation to the Domestic Mail Revenue Accounting and Settlement Agreement and a corporation licensed to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"CNA Holding"	China National Aviation Holding Company (中國航空集團公司), a shareholder of the Company and a Promoter of the Company

"CTHC"	China TravelSky Holding Company (中國民航信息集團公司), a company incorporated in the PRC, holding approximately 29.29% of the entire issued share capital of the Company as at the date of this announcement, and a Promoter and a substantial shareholder of the Company
"Directors"	the directors of the Company
"Domestic Mail Revenue Accounting and Settlement Agreement"	an agreement dated 30 July 1997 and entered into between ACCA as service provider and the ACCA Connected Airlines as service recipients
"Eastern Airlines"	China Eastern Airlines Company Limited (中國東方航空股份有限公司), a subsidiary of Eastern Holding
"Eastern Holding"	China Eastern Air Holding Company (中國東方航空集團公司), a shareholder of the Company and a Promoter
"EGM"	extraordinary general meeting of the Company to be convened for the purpose of, among other things, approving the Airline Continuing Connected Transactions and the Non-exempt Airline Annual Caps by the Airline Independent Shareholders, and the notice of which will be set out in a circular to be despatched to the shareholders of the Company
"Existing Southern Airline Services Agreement"	the agreement dated 23 January 2006 and entered into between the Company and Southern Airlines in relation to the Technology Services, particulars of which are set out in the 2006 Circular
"Group"	the Company and its subsidiaries, including ACCA
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hainan Airlines"	Hainan Airlines Company Limited (海南航空股份有限公司), a shareholder of the Company and a Promoter

"Independent Board Committee"	the independent board committee of the Company to be formed by the Company to advise the Airline Independent Shareholders in respect of the Airline Continuing Connected Transactions and the Non-exempt Airline Annual Caps
"June 2008 Circular"	the Company's circular dated 16 June 2008 in relation to, among other things, the ACCA Acquisition and various continuing connected transactions then contemplated following the completion of the ACCA Acquisition
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-exempt Airline Annual Caps"	the expected maximum amount of fees payable by Southern Airlines under the Southern Airline Services Agreement for the year ending 31 December 2009
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China and, for the purpose of this announcement, excludes the Macau Special Administrative Region and the Hong Kong Special Administrative Region
"Promoter"	promoter of the Company
"Property"	a state-owned land use right with site area of 5,332.54 square meters and eight buildings erected thereon with a total gross floor area of 12,003.74 square meters located in No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Airlines"	Shanghai Airlines Company Limited (上海航空股份有限公司), a shareholder of the Company and a Promoter
"Southern Airline Services Agreement"	the agreement dated 7 May 2009 and entered into between the Company and Southern Airlines in relation to the Technology Services

"Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份有限公司), a subsidiary of Southern Holding
"Southern Holding"	China Southern Air Holding Company (中國南方航空集團公司), a shareholder of the Company and a Promoter
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services"	various aviation information technology services and ancillary support to be provided by the Group to Southern Airlines as set out in the paragraph headed "Services to be provided under the Southern Airline Services Agreement" above
"%"	per cent.

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC
12 May 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

(37)


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONNECTED TRANSACTION: ACQUISITION OF 49% EQUITY INTEREST IN INFOSKY

The Board announces that on 13 May 2009, the Hong Kong Subsidiary and SITAGCH entered into the Acquisition Agreement, pursuant to which the Hong Kong Subsidiary will acquire from SITAGCH 49% equity interest in InfoSky at the Consideration of US$1,100,000 (approximately HK$8,525,000), subject to the terms and conditions thereof.

The Acquisition Agreement is entered into in the ordinary and usual course of business of the Group. The Directors, including the independent non-executive Directors, are of the view that the terms of the Acquisition Agreement are on normal commercial terms and are fair and reasonable and the Acquisition is in the interests of the Company and its shareholders as a whole.

SITAGCH is a substantial shareholder of InfoSky, a subsidiary of the Company, and thus a connected person of the Company, the Acquisition therefore constitutes a connected transaction of the Company. As set out in the paragraph headed "Connected relationship and Listing Rules requirements for the Acquisition" in this announcement below, the Acquisition, according to Rule 14A.32(1) of the Listing Rules, is subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement.

INTRODUCTION

The Board announces that on 13 May 2009, the Hong Kong Subsidiary and SITAGCH entered into the Acquisition Agreement, pursuant to which the Hong Kong Subsidiary will acquire from SITAGCH 49% equity interest in InfoSky at the Consideration of US$1,100,000 (approximately HK$8,525,000) subject to and on the terms and conditions of thereof.

THE ACQUISITION AGREEMENT

Date	:	13 May 2009
Parties	:	The Hong Kong Subsidiary (as purchaser); SITAGCH (as seller); and InfoSky
Subject matter of the Acquisition	:	49% equity interest in InfoSky legally and beneficially owned by SITAGCH
Consideration	:	US$1,100,000 (equivalent to approximately HK$8,525,000), which is payable in cash on the Closing Date
Conditions precedent	:	the sale and purchase of the above subject matter is subject to the satisfaction of the following: (i) if required by the Listing Rules, the approval by the shareholders of the Company (or the independent shareholders, as the case may be) of the Acquisition Agreement and the transactions contemplated thereunder at a general meeting of the Company and all other consents and acts as required under the Listing Rules, or as the case may be, the waiver of compliance with any of such rules being obtained from the Stock Exchange; and (ii) the issuance of a certificate of approval regarding the Acquisition by the MOC.

None of the above conditions precedent (if applicable) can be waived.

If the conditions mentioned above are not fulfilled by 31 July 2009 (or such later date as may be agreed in writing by SITAGCH and the Hong Kong Subsidiary), the Acquisition Agreement shall lapse and none of the parties to the Acquisition Agreement shall have any claim against any other in respect of the Acquisition, save for any antecedent breaches of the Acquisition Agreement.

Completion of Acquisition : Pursuant to the Acquisition Agreement, the Hong Kong Subsidiary will be entitled to exercise its rights and assume its obligations as a 49% shareholder of InfoSky and SITAGCH will cease being a shareholder of InfoSky with effect from the Registration Date.

The Consideration was reached after arm's length negotiations between the parties to the Acquisition Agreement. The Consideration was determined by reference to the appraised value of 49% equity interest in InfoSky as at 30 June 2008. Given that the parties have started the negotiations and agreed on the basis for determination of the Consideration more than a year ago and the parties need to spend much time to negotiate and go through internal approval procedure after basis for determination of the Consideration is agreed by the parties, in order not to spend further time and costs to re-negotiate on the basis for determination of the Consideration, the Consideration was determined by reference to the appraised value of 49% equity interest in InfoSky as at 30 June 2008. Taking into account that there was no material adverse change in the financial or trading position of InfoSky since 30 June 2008, the Consideration which was determined by reference to the appraised value of 49% equity interest in InfoSky as at 30 June 2008 is considered as fair and reasonable and in the interests of the Company and its shareholders as a whole. The Directors (including the independent non-executive Directors) consider that the terms of the Acquisition (including the Consideration) are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole.

TERMINATION OF THE EXISTING JV CONTRACT

With Effect from the Effective Date, the Existing JV Contract will be terminated.

PROPOSED TERMINATION OF THE INFOSKY CARGO SERVICES AGREEMENT

As set out in announcement of the Company dated 13 February 2007, InfoSky and SITA INC UK entered into the InfoSky Cargo Services Agreement, pursuant to which SITA INC UK has agreed to provide certain cargo services to InfoSky (as contractor of recipients of services), and the transactions contemplated under the InfoSky Cargo Services constitute containing connected transactions of the Company. To the best knowledge of the Company, SITA INC UK will serve on InfoSky a termination notice to terminate the InfoSky Cargo Services Agreement with effect from the Effective Date because SITA INC UK would like to terminate the cooperation with the Group following SITAGCH's disposal of its interests in InfoSky. It is expected that barring unforeseen circumstances, termination of the InfoSky Cargo Services Agreement would not have substantial adverse impact on the operation of InfoSky as SITA INC UK is not the sole provider which provide cargo services to InfoSky.

INFORMATION ON SITAGCH AND INFOSKY

To the best knowledge and belief of the Directors having made all reasonable enquiry, SITAGCH is an investment holding company. The main activity of SITAGCH and its group companies is related to air transport.

InfoSky is principally engaged in the provision of aviation information technology services relating to cargo.

FINANCIAL INFORMATION ON INFOSKY

The aggregate net assets of InfoSky as at 31 December 2008 was about RMB9,909,000. Its net profit before tax for the two financial years ended 31 December 2008 amounted to about RMB1,497,000 and about RMB1,563,000 respectively, while its net profit after tax for the two financial years ended 31 December 2008 amounted to about RMB1,723,000 and RMB1,327,000 respectively.

To the best knowledge and belief of the Director, the original purchase costs of 49% equity interest of InfoSky to SITAGCH is US$1,372,000.

Upon completion of the Acquisition, InfoSky will become an indirect wholly owned subsidiary of the Company and its financial results will continue to be consolidated with those of the Group.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Group is principally engaged in provision of aviation information technology services in the PRC.

InfoSky was established as a sino-foreign joint venture between SITAGCH and the Company pursuant to the Existing JV Contract. Since its establishment, InfoSky has been one of the operating subsidiaries of the Company, and its principal business facilitates the development of the business of the Group. The Directors believe that the demands for aviation information technology services (including those in relation to cargo) in the PRC will continue to rise in the near future. In line with the business strategy of the Group and in view of the fact that the Existing JV Contract will expire in September 2010, the Group proceeds with the Acquisition.

The Acquisition Agreement is entered into in the ordinary and usual course of business of the Group. The Directors, including the independent non-executive Directors, are of the view that the terms of the Acquisition Agreement are on normal commercial terms and are fair and reasonable and the Acquisition is in the interests of the Company and its shareholders as a whole.

CONNECTED RELATIONSHIP AND LISTING RULES REQUIREMENTS FOR THE ACQUISITION

SITAGCH is a substantial shareholder of InfoSky, a subsidiary of the Company, and thus a connected person of the Company under Rule 14A.11(1) of the Listing Rules. The Acquisition therefore constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

Since the Percentage Ratios for the Acquisition is less than 2.5%, the Acquisition, according to Rule 14A.32(1) of the Listing Rules, is subject to announcement and reporting requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"Acquisition"	the transfer of the 49% equity interest of InfoSky from SITAGCH to the Hong Kong Subsidiary subject to and on the terms and conditions of the Acquisition Agreement
"Acquisition Agreement"	the conditional equity transfer agreement dated 13 May 2009 and entered into between the Hong Kong Subsidiary, SITAGCH and InfoSky in relation to the Acquisition
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of Directors
"Business Day"	a day other than a Saturday, Sunday or public holiday in the PRC
"Closing Date"	the fifth Business Day following the Registration Date, or 30 days following the Effective Date, whichever is earlier

"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Consideration"	the total consideration payable by the Hong Kong Subsidiary to SITAGCH for the Acquisition
"Directors"	the directors of the Company
"Effective Date"	the date of the certificate of approval for InfoSky to be issued by MOC regarding the Acquisition
"Existing JV Contract"	the joint venture contract dated 27 September 1999 and entered into between the Company and SITAGCH in relation to the formation of InfoSky
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong Subsidiary"	TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司), a company incorporated in Hong Kong on 13 December 2000 and a wholly owned subsidiary of the Company
"InfoSky"	天信達信息技術有限公司 (the English name being InfoSky Technology Company Limited), a sino-foreign joint venture company incorporated in the PRC which is owned as to 51% by the Company and as to 49% by SITAGCH as at the date of this announcement
"InfoSky Cargo Services Agreement"	the provision of cargo services contract dated as of 5 December 2002 and entered into between InfoSky and SITA INC UK (as supplemented by the supplemental agreement dated 19 July 2004), particulars of which are set out in the Company's announcement dated 13 February 2007

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MOC"	the Ministry of Commerce of the PRC or its local counterpart whose approval is required under the PRC laws in respect of the Acquisition
"PRC"	the People's Republic of China
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules
"Registration Date"	the date that the SAIC issues the new business license of InfoSky pertaining to the Acquisition, or if no such new business license is issued, the date on which the Hong Kong Subsidiary is registered with SAIC as the holder of the 49% equity interest in InfoSky
"RMB"	Renminbi, the lawful currency of the PRC
"SAIC"	the State Administration of Industry and Commerce of the PRC or its local counterpart or any other authority which administers any registration process in respect of the Acquisition
"SITAGCH"	Socièté Internationale de Tèlècommunications Aeronautiques Greater China Holdings Pte Limited, a company incorporated in Singapore, an investment holding company and holder of 49% of the registered capital of InfoSky as at the date of this announcement
"SITA INC UK"	SITA Information Networking Computing (UK) Limited, a company incorporated under the laws of England and Wales. To the best knowledge and belief of the Directors having made all reasonable enquiry, SITA INC UK is a fellow subsidiary of SITAGCH and is therefore an associate of SITAGCH

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of the United States
"%"	per cent.

For the purpose of this announcement, unless otherwise indicated, the exchange rate at RMB1 = HK$1.13, and US$1 = HK$7.75 have been used, where applicable, for the purpose of illustration only and does not constitute a representation that any amount have been, could have been or may be exchanged.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC
15 May 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

(38)



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONNECTED TRANSACTIONS

CONNECTED TRANSACTIONS

The Board announces that on 22 May 2009, the Company entered into (1) the Xinjiang Cares NewAPP System Construction Service Agreement with Xinjiang Cares pursuant to which the Company has agreed to engage Xinjiang Cares to provide to the Company the Xinjiang Cares NewAPP System Construction Services; and (2) the Huadong Cares NewAPP System Construction Service Agreement with Huadong Cares pursuant to which the Company has agreed to engage Huadong Cares to provide to the Company the Huadong Cares NewAPP System Construction Services.

The Connected Transactions are conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Connected Transactions are on normal commercial terms and the terms of the Connected Transactions are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

As set out in the paragraph headed "Connected relationship and Listing Rules requirements for the Connected Transactions" in this announcement below, each of the Connected Transactions, according to Rule 14A.32(1) of the Listing Rules, is subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and is exempt from approval from the independent shareholders' approval requirement.

INTRODUCTION

The Board announces that on 22 May 2009, the Company entered into (1) the Xinjiang Cares NewAPP System Construction Service Agreement with Xinjiang Cares pursuant to which the Company has agreed to engage Xinjiang Cares to provide to the Company the Xinjiang Cares NewAPP System Construction Services; and (2) the Huadong Cares NewAPP System Construction Service Agreement with Huadong Cares pursuant to which the Company has agreed to engage Huadong Cares to provide to the Company the Huadong Cares NewAPP System Construction Services.

THE XINJIANG CARES NEWAPP SYSTEM CONSTRUCTION SERVICE AGREEMENT

Date: 22 May 2009

Parties: The Company (as recipient of services in its capacity as contractor); and Xinjiang Cares (as supplier of services in its capacity as subcontractor).

Services: Pursuant to the Xinjiang Cares NewAPP System Construction Service Agreement, Xinjiang Cares has agreed to provide to the Company the Xinjiang Cares NewAPP System Construction Services.

Consideration: The consideration for the Xinjiang Cares NewAPP System Construction Services (which comprises project implementation fees and fees for purchase of equipment) is RMB3,888,806 (equivalent to approximately HK$4,419,000). It will be paid in cash from the funds paid by the relevant airport to the Company in respect of the project, according to the implementation schedule for the project with the last instalment expected to be paid in July 2009.

The consideration for the Xinjiang Cares NewAPP System Construction Services was arrived at after arm's length negotiation between the parties and determined by reference to the market rate for system construction and implementation services in the PRC, in particular, the time cost per working staff to be involved in construction and implementation project relating to the NewAPP System, Angel CUE and CUSS platform and also the costs of the equipments necessary for implementation of such project, which is in line with market practice. Such time cost is generally determined according to the specifications required in the implementation project, the implementation schedule and complexity, etc. Given that the Xinjiang Cares NewAPP System Construction Services are tailor-made service, instead of standardised services, it is impracticable and not meaningful to compare the consideration for different construction and implementation services relating to the NewAPP System, Angel CUE and CUSS platform in the market. As the relevant NewAPP system , Angel CUE and CUSS platform are designed by the Group, the Company is in the position to ascertain the time required for carrying out the project. Based on the above, the Directors consider that the consideration is fair and reasonable and is in the interests of the Company and its shareholders as a whole.

THE HUADONG CARES NEWAPP SYSTEM CONSTRUCTION SERVICE AGREEMENT

Date: 22 May 2009

Parties: The Company (as recipient of services in its capacity as contractor); and Huadong Cares (as supplier of services in its capacity as subcontractor).

Services: Pursuant to the Huadong Cares NewAPP System Construction Service Agreement, Huadong Cares has agreed to provide to the Company the Huadong Cares NewAPP System Construction Services.

Consideration:	The consideration for the Huadong Cares NewAPP System Construction Services (which comprises project implementation fees and fees for purchase of equipment) is RMB6,820,395 (equivalent to approximately HK$7,750,000). It will be paid in cash from the funds paid by the relevant airport to the Company in respect of the project, according to the implementation schedule for the project with the last instalment expected to be paid in June 2010. The consideration for the Huadong Cares NewAPP System Construction Services was arrived at after arm's length negotiation between the parties and determined by reference to the market rate for system construction and implementation services in the PRC, in particular, the time cost per working staff to be involved in project relating to construction and implementation of the NewAPP System and back-up systems and also the costs of the equipments necessary for implementation of such project, which is in line with market practice. Such time cost is generally determined according to the specifications required in the implementation project, the implementation schedule and complexity, etc. Given that the Huadong Cares NewAPP System Construction Services are tailor-made service, instead of standardised services, it is impracticable and not meaningful to compare the consideration for different construction and implementation services relating to the NewAPP System and back-up systems in the market. As the relevant NewAPP System and back-up systems are designed by the Group, the Company is in the position to ascertain the time required for carrying out the project. Based on the above, the Directors consider that the consideration is fair and reasonable and is in the interests of the Company and its shareholders as a whole.

INFORMATION ON XINJIANG CARES AND HUADONG CARES

Xinjiang Cares

The principal business activity of Xinjiang Cares is provision of computer hardware and software development and data network services.

Huadong Cares

The principal business activity of Huadong Cares is provision of computer hardware and software development and data network services.

REASONS FOR THE CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

At present, the Company is engaged as a contractor in the construction of the departure system in airports in Shanghai and Xinjiang, the PRC. The Directors consider that the Huadong Cares NewAPP System Construction Services and the Xinjiang Cares NewAPP System Construction Services to be provided by Huadong Cares and Xinjiang Cares respectively can enhance the Company's progress in the said expansion projects. As Huadong Cares and Xinjiang Cares are in Shanghai, the PRC and Xinjiang, the PRC respectively, the Directors believe that it would be more efficient to outsource the Huadong Cares NewAPP System Construction Services to be provided by Huadong Cares and the Xinjiang Cares NewAPP System Construction Services to be provided by Xinjiang Cares instead of bringing the necessary equipments and personnel there by the Company itself, which would incur the daily operating costs of the Company. The Directors believe that the Connected Transactions are beneficial to the operation of the Company by the provision of localized services.

The Connected Transactions are and will be conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Connected Transactions are on normal commercial terms and the terms of the Connected Transactions are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

CONNECTED RELATIONSHIP AND LISTING RULES REQUIREMENTS FOR THE CONNECTED TRANSACTIONS

Xinjiang Cares is a 51% subsidiary of the Company and 24.5% of its registered capital is owned by 中國南方航空集團公司(China Southern Air Holding Company), a promoter of the Company. As a promoter of the Company is entitled to exercise, or control the exercise of , 10% or more of the voting power of any generally meeting of Xinjiang Cares, Xinjiang Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

Huadong Cares is a company incorporated in the PRC and is owned as to (1) 41% by the Company, (2) 18% by Shanghai International Airport Company Limited (上海國際機場有限股份公司) and (3) 41% by China Eastern Airlines Company Limited (中國東方航空股份有限公司) (“**Eastern Airlines**”). Eastern Airlines is a subsidiary of China Eastern Air Holding Company (中國東方航空集團公司), a promoter of the Company. Huadong Cares is an associate of a promoter of the Company under the Listing Rules and thus a connected person of the Company under 14A.11(4) of the Listing Rules. The Connected Transactions therefore constitute connected transactions under Chapter 14 of the Listing Rules for the Company.

Since the Percentage Ratios of each of the Connected Transactions with Xinjiang Cares and Huadong Cares, do not exceed 2.5%, each of the Connected Transactions is only subject to announcement and reporting requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirement.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

“associate(s)”	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
“Board”	the Board of Directors
“Company”	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
“Connected Transactions”	the transactions contemplated under the Huadong Cares NewAPP System Construction Service Agreement and the Xinjiang Cares NewAPP System Construction Service Agreement
“Directors”	the directors of the Company
“Group”	the Company and its subsidiaries

"Huadong Cares"	上海民航華東凱亞系統集成有限公司 (Shanghai Civil Aviation East China System Integration Co., Ltd), a company established in the PRC
"Huadong Cares NewAPP System Construction Services"	the services to be provided by Huadong Cares to construct and implement the NewAPP system and back-up systems in an airport in Shanghai, the PRC, including sourcing of equipment, provision of technical support services, provision of relevant system maintenance services
"Huadong Cares NewAPP System Construction Service Agreement"	an agreement dated 22 May 2009 entered into between the Company and Huadong Cares, pursuant to which the Company has agreed to engage Huadong Cares to provide the Huadong Cares NewAPP System Construction Services
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NewAPP System"	the new airport passenger processing system
"PRC" or "China"	the People's Republic of China
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Xinjiang Cares"	新疆民航凱亞信息網絡有限責任公司 (Civil Aviation Carres Technology of Xinjiang Ltd.), a company established in the PRC
"Xinjiang Cares NewAPP System Construction Services"	the services to be provided by Xinjiang Cares to construct and implement the NewAPP system, Angel CUE and CUSS platform in an airport in Xinjiang, the PRC, including sourcing of equipment, provision of technical support services, provision of relevant system maintenance services

"Xinjiang Cares NewAPP System Construction Service Agreement"	an agreement dated 22 May 2009 entered into between the Company and Xinjiang Cares, pursuant to which the Company has agreed to engage Xinjiang Cares to provide the Xinjiang Cares NewAPP System Construction Services

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 have been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, 22 May 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

39

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, stock broker, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS
AND
NOTICE OF EGM

Independent financial adviser to
the Independent Board Committee and the Independent Shareholders



招商证券(香港)有限公司
China Merchants Securities (HK) CO., LTD.

A letter from the Board is set out on pages 1 to 8 of this circular. A letter from the Independent Board Committee is set out on page 9 of this circular. A letter from China Merchants containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 10 to 20 of this circular.

A notice convening the EGM to be held at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the People's Republic of China at 11 a.m. on Friday, 10 July 2009 is set out on pages 25 to 27 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China (in case of holders of domestic shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

25 May 2009

CONTENTS

Page

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"2006 Circular"	the Company's circular dated 7 April 2006 in relation to, among other things, the Existing Southern Airline Services Agreement
"Annual Caps"	the expected maximum amount of fees payable by Southern Airlines under the Southern Airline Services Agreement for the year ending 31 December 2009
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of the Directors
"CAAC"	中國民用航空局 (Civil Aviation Administration of China), the administrative authority in the civil aviation industry in the PRC
"China Merchants"	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a corporation licensed to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Continuing Connected Transactions"	the transactions contemplated under the Southern Airline Services Agreement
"Directors"	the directors of the Company
"EGM"	extraordinary general meeting of the Company convened to be held on 10 July 2009 for the purpose of approving the Continuing Connected Transactions and the Annual Caps by the Independent Shareholders, and the notice of which is set out on pages 25 to 27 of this circular

"Existing Southern Airline Services Agreement"	the agreement dated 23 January 2006 and entered into between the Company and Southern Airlines in relation to the Technology Services, particulars of which are set out in the 2006 Circular
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the independent board committee of the Company established by the Company which comprises Yick Wing Fat, Simon, Yuan Yaohui and Chua Keng Kim to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the Annual Caps
"Independent Shareholders"	the shareholders of the Company, other than Southern Airlines and its associates (if holding Shares at the EGM)
"Latest Practicable Date"	20 May 2009, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China
"Promoter"	promoter of the Company
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Shareholder(s)"	shareholder(s) of the Company

"Southern Airline Services Agreement"	the agreement dated 7 May 2009 and entered into between the Company and Southern Airlines in relation to the Technology Services
"Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份有限公司), a subsidiary of Southern Holding
"Southern Holding"	China Southern Air Holding Company (中國南方航空集團公司), a shareholder of the Company and a Promoter
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services"	various aviation information technology services and ancillary support to be provided by the Group to Southern Airlines as set out in the paragraph headed "Continuing Connected Transactions" in the Letter from the Board in this circular
"%"	per cent.

For the purpose of this circular, unless otherwise indicated, the exchange rate at HK$1= RMB0.88 has been used, where applicable, for the purpose of illustration only and does not constitute a representation that any amount have been, could have been or may be exchanged.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Xu Qiang *(Chairman)*
Cui Zhixiong
Xiao Yinhong
Wang Quanhua#
Luo Chaogeng#
Cao Guangfu#
Yick Wing Fat, Simon##
Yuan Yaohui##
Chua Keng Kim##

 # Non-executive Directors
Independent non-executive Directors

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the PRC

25 May 2009

To the Shareholders

Dear Sir/Madam

CONTINUING CONNECTED TRANSACTIONS AND NOTICE OF EGM

1. BACKGROUND

As set out in the Company's announcement dated 12 May 2009, the Company has entered into the Southern Airline Services Agreement and the Directors propose to seek the Independent Shareholders' approval for the Continuing Connected Transactions and the Annual Caps at the EGM.

The purposes of this circular are to provide you with, among other things, (i) further details of the Continuing Connected Transactions; (ii) a letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transactions and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM to consider, if thought fit, and approve the resolution in respect of the Continuing Connected Transactions and the Annual Caps.

2. CONTINUING CONNECTED TRANSACTIONS

Background

As set out in the 2006 Circular, the Company entered into the Existing Southern Airline Services Agreement with Southern Airlines pursuant to which the Group shall provide the Technology Services to Southern Airlines from 1 January 2005 to 31 December 2008. The Existing Southern Airline Services Agreement expired on 31 December 2008. The Company and Southern Airlines entered into the Southern Airline Services Agreement.

Particulars of the Southern Airline Services Agreement are set out below:

Date : 7 May 2009

Parties : The Company (as provider of the Technology Services); and
Southern Airlines (as recipient of the Technology Services) *(Note)*

Term : 1 January 2009 to 31 December 2009

Note: According to the confirmation letter dated 7 May 2009 issued by Chongqing Airlines Company Limited (重慶航空有限責任公司) and the confirmation letter dated 7 May 2009 issued by Xiamen Airlines Company Limited (廈門航空有限公司) under the Southern Airline Services Agreement, reference to Southern Airlines includes Xiamen Airlines Company Limited (廈門航空有限公司) and Chongqing Airlines Company Limited (重慶航空有限責任公司).

3. SERVICES TO BE PROVIDED UNDER THE SOUTHERN AIRLINE SERVICES AGREEMENT

Services: The services to be provided by the Group to Southern Airlines under the Southern Airline Services Agreement will cover:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees: The service fees for the Technology Services payable by Southern Airlines under the Southern Airline Services Agreement are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, Southern Airlines is required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by Southern Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

4. INFORMATION ON SOUTHERN AIRLINES

Southern Airlines is a subsidiary of Southern Holding (a Promoter). As an associate of a Promoter, Southern Airlines is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Southern Airlines is principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services. It is also a company listed on the Main Board of the Stock Exchange.

5. HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the amount of the transactions between Southern Airlines and the Company for the three years ended 31 December 2008:

Year ended 31 December		
2006	**2007**	**2008**
RMB300,552,000 (equivalent to approximately HK$341,536,000)	RMB347,507,000 (equivalent to approximately HK$394,894,000)	RMB336,495,000 (equivalent to approximately HK$382,381,000)

6. HISTORICAL ANNUAL CAPS

As set out in the 2006 Circular, the annual caps for the transactions under the Existing Southern Airline Services Agreement for the three years ended 31 December 2008 are RMB374,500,000, RMB487,000,000 and RMB633,000,000 respectively.

7. ANNUAL CAPS

Set out below is a summary of the Annual Caps of the Continuing Connected Transactions entered or to be entered between Southern Airlines and the Company under the Southern Airline Services Agreement for the year ending 31 December 2009 is RMB403,794,000 (equivalent to approximately HK$458,857,000).

The Annual Caps set out above are determined by reference to (i) the historical transaction amounts of the Continuing Connected Transactions for the year ended 31 December 2008; and (ii) the estimated growth of the transaction volume taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that the Continuing Connected Transactions will increase by about 15% to 20% per annum and 20% is used in determining the amount of the Annual Caps under the Southern Airline Services Agreement.

The Directors are of the view that the Annual Caps are fair and reasonable.

8. REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

The provision of the Technology Services to Southern Airlines is in the ordinary and usual course of business of the Group. The Group will receive service fees for the Technology Services from Southern Airlines under the Southern Airline Services Agreement and thus, will increase the total revenue of the Group.

The Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Directors are of the view that the Continuing Connected Transactions are on normal commercial terms and the terms of the Continuing Connected Transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

9. LISTING RULES REQUIREMENTS

Given that Southern Airlines is a connected person of the Company as mentioned above, the Continuing Connected Transactions constitute continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

Since the Percentage Ratios for the Continuing Connected Transactions on an annual basis exceed 2.5%, the Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Company will disclose information in relation to the Continuing Connected Transactions in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

10. THE EGM

The EGM will be held at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the PRC at 11 a.m. on 10 July 2009 to consider and, if thought fit, approve, among other matters, the transactions contemplated under the Continuing Connected Transactions and the Annual Caps. Notice of the EGM is set out on pages 25 to 27 of this circular.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the Registrar at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the Company's registered office at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of domestic shares of the Company), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

11. VOTING ARRANGEMENTS

Under the Listing Rules, the Continuing Connected Transactions and the Annual Caps are subject to the approval of the Independent Shareholders. Accordingly, Southern Airlines with a material interest in the Continuing Connected Transactions and its associates will abstain from voting on the resolution to approve the Continuing Connected Transactions and the Annual Caps. As at the Latest Practicable date, Southern Holding, the holding company of Southern Airlines, was interested in 232,921,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 11.94% of the total issued share capital of the Company, and Xiamen Airlines Company Limited (廈門航空有限公司), a subsidiary of Southern Holding, was interested in 43,849,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 2.25% of the total issued share capital of the Company.

12. POLL PROCEDURE

Pursuant to Rule 13.39 of the Listing Rules, all votes of the Shareholders at the EGM must be taken by poll.

Pursuant to article 73 of the Articles of Association of the Company, voting by poll can be demanded:

(i) by the chairman of such meeting;

(ii) by at least two Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by shareholder(s) of the Company present in person or by proxy(ies) and holding 10% or more Shares conferring a right to vote at the meeting on his/her own or in aggregate.

13. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 9 of this circular and the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders in connection with the Continuing Connected Transactions and the Annual Caps and the principal factors and reasons considered by it in arriving at such advice set out on pages 10 to 20 of this circular.

The Independent Board Committee, having taken into account the advice of China Merchants, considers that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution approving the Continuing Connected Transactions and the Annual Caps at the EGM.

14. GENERAL

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

25 May 2009

To the Independent Shareholders

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular ("**Circular**") issued by the Company to its shareholders dated 25 May 2009 of which this letter forms part. Capitalised terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed by the Board to consider the Continuing Connected Transactions. China Merchants has been appointed as independent financial adviser to advise us and the Independent Shareholders in this respect.

We wish to draw your attention to the letter from the Board and the letter from China Merchants set out in the Circular. Having considered the principal factors and reasons considered by, and the advice of, China Merchants set out in its letter of advice set out in the Circular, we consider that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution approving the Continuing Connected Transactions and the Annual Caps at the EGM.

Yours faithfully,
For and on behalf of the
Independent Board Committee

Yick Wing Fat, Simon
Yuan Yaohui
Chua Keng Kim

Independent Non-executive Directors

The following is the text of the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.


招商证券(香港)有限公司
China Merchants Securities (HK) CO., LTD.

48th Floor,
One Exchange Square,
Central,
Hong Kong

25 May 2009

TravelSky Technology Limited
Floor 18-20, South Wing, Park C,
Raycom InfoTech Park,
No. 2 Ke Xue Yuan South Road,
Haidian District, Beijing 100190,
the PRC

To: the Independent Board Committee and the Independent Shareholders of TravelSky Technology Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions and the Annual Caps, details of which are contained in the letter from the Board (the "**Letter from the Board**") of the circular dated 25 May 2009 (the "**Circular**") issued by the Company to the Shareholders, of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

As referred to in the Letter from the Board, Southern Airlines is a connected person of the Company under the Listing Rules. Thus, the transactions contemplated under the Southern Airline Services Agreement constitute continuing connected transaction for the Company under Chapter 14A of the Listing Rules. Given that the Percentage Ratios for the Continuing Connected Transactions on an annual basis exceed 2.5%, the Continuing Connected Transactions constitute non-exempt continuing connected transaction for the Company under Chapter 14A of the Listing Rules. Thus, the Continuing Connected Transactions are subject to the approval by the Independent Shareholders at the EGM.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide you with an independent opinion and recommendation as to (1) whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole; and (2) whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Group, the Directors and the Group's management to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due enquiries. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and will continue to be true at the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Group, the Directors and the Group's management, and have been advised by the Directors that no material facts have been omitted from the information provided by or referred to in the Circular.

In rendering our opinion, we have researched, analyzed and relied on information in relation to the Group, the Continuing Connected Transaction and the Annual Caps as set out below:

(i) the Southern Airline Services Agreement;

(ii) the Existing Southern Airline Services Agreement;

(iii) the annual report of the Company for the year ended 31 December 2007 (the "**2007 Annual Report**");

(iv) the annual report of the Company for the year ended 31 December 2008 (the "**2008 Annual Report**");

(v) the official website of the Company;

(vi) the 2006 Circular; and

(vii) the Circular.

We have also researched, analyzed and relied on information as set out below:

(i) the annual report of Southern Airlines for the year ended 31 December 2008;

(ii) China Statistical Yearbook 2008 (《中國統計年鑑－2008年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局);

(iii) the report headed "Production statistics report for civil aviation airports in 2007" (《2007年民航機場生產統計公報》) published on the official website of CAAC on 6 March 2008; and

(iv) the report headed "Production statistics report for civil aviation airports in 2008" (《2008年民航機場生產統計公報》) published on the official website of CAAC on 16 March 2009.

We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information. Such relevant information provides us with a basis on which we have been able to formulate our independent opinion.

We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under Rule 13.80 of the Listing Rules (including the notes thereto) to formulate our opinion and recommendation. We have not, however, conducted any form of in-depth investigations into the business affairs, financial position and future prospects of the Group and the parties to the Continuing Connected Transactions, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Group, the Directors and the Group's management.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation regarding the Continuing Connected Transactions and the Annual Caps, we have taken into account the following principal factors and reasons:

I. BACKGROUND

1. Information on the Group

The Group is principally engaged in provision of aviation information technology services in the PRC. As referred to in the 2008 Annual Report, being a leading provider of information technology solutions for the China's aviation and travel industry, the Group is at a core position along the value chain of China's aviation and travel service distribution. While the Group provides advanced aviation information technology and extended services to the Chinese commercial airlines, it also distributes commercial airline products and services to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers.

The Group's turnover for each of the three years ended 31 December 2008 is set out below:

	Year ended 31 December		
	2006	**2007**	**2008**
	(RMB'000)	*(RMB'000)*	*(RMB'000)*
	(Audited)	(Audited)	(Audited)
The Group's turnover	1,711,705	2,001,903	2,005,168

Source: the 2007 Annual Report and the 2008 Annual Report

The Group's information in respect of bookings of seats of commercial airlines of the PRC for each of the four years ended 31 December 2008 is set out below:

Bookings of seats of commercial airlines of the PRC


250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
0
Bookings
2005
2006
2007
2008
Year

Source: the official website of the Company

From the year ended 31 December 2006 to the year ended 31 December 2008, (i) the Group's audited turnover achieved a compound average growth rate ("**CAGR**") of approximately 8.2% per annum; and (ii) the Group's total bookings on seats of flights of commercial airlines of the PRC achieved a CAGR of approximately 10.5% per annum. As advised by the Directors, the growth in the Group's turnover and total bookings of seats of flights of commercial airlines of the PRC were attributable to: (i) the rapid economic growth in the PRC; (ii) the increase of international trade between the PRC and other countries; and (iii) the growing aviation and tourist industries in the PRC.

2. Information on Southern Airlines

Southern Airlines is a promoter of the Company and is principally engaged in airline operations of the PRC. Set out below is the audited operating revenue of Southern Airlines from 2006 to 2008 (prepared under the International Financial Reporting Standards ("**IFRS**")):

	Year ended 31 December		
	2006	**2007**	**2008**
	(RMB'million)	*(RMB'million)*	*(RMB'million)*
	(restated)	(restated)	
	(Audited)	(Audited)	(Audited)
Southern Airline's audited operating revenue (prepared under the IFRS)	46,081	54,401	55,288

Source: the annual report of Southern Airlines for the year ended 31 December 2008

Based on the above, we noted that, from the year ended 31 December 2006 to the year ended 31 December 2008, the audited operating revenue of Southern Airlines achieved a CAGR of approximately 9.5%. We consider that the aforesaid increase in the audited operating revenue of Southern Airlines demonstrated the business growth of this airline.

3. Economy and aviation industry in the PRC

Based on (i) the report headed "Production statistics report for civil aviation airports in 2008" (《2008年民航機場生產統計公報》) published on the official website of CAAC on 16 March 2009; and (ii) the report headed "Production statistics report for civil aviation airports in 2007" (《2007年民航機場生產統計公報》) published on the official website of CAAC on 6 March 2008, the number of passenger traffic of the PRC airports (measured by number of passengers) in the PRC increased from approximately 387.6 million for the year ended 31 December 2007 to approximately 405.8 million for the year ended 31 December 2008, representing an increase of approximately 4.7%.

Based on China Statistical Yearbook 2008 (《中國統計年鑑－2008年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局), from 2000 to 2007, the PRC's Gross Domestic Product increased from approximately RMB9,921 billion to approximately RMB24,953 billion, representing a CAGR of approximately 14.1% per annum.

Taking into account (i) the robust growth in the passenger traffic of the aviation industry in the PRC; (ii) the steady growth of the Gross Domestic Product of the PRC; and (iii) the CAGR of the Group's turnover of approximately 8.2% per annum from the year ended 31 December 2006 to the year ended 31 December 2008, the Directors expect that the Group's turnover will continue to achieve a growth in the coming years.

II. THE SOUTHERN AIRLINE SERVICES AGREEMENT

1. Reasons for and benefits of the entering into of the Southern Airline Services Agreement

The details of the Existing Southern Airline Services Agreement were already set out in the 2006 Circular, and such agreement was already approved at the extraordinary general meeting of the Company held on 25 May 2006, and it subsequently expired on 31 December 2008. As advised by the Directors, the Company and Southern Airlines agreed to enter into the Southern Airline Services Agreement for the year ending 31 December 2009.

After reviewing the Southern Airline Services Agreement, we noted that the Technology Services provided under such agreement are similar to (i) the core business of the Group; and (ii) the transactions contemplated under the Existing Southern Airline Services Agreement. In light of the above, we consider that the entering into of the Southern Airline Services Agreement is in the ordinary and usual course of business of the Group. In addition, we concur with the Directors' view that the Continuing Connected Transactions would offer an important source of revenue to the Group.

2. The terms of the Southern Airline Services Agreement

As referred to in the Letter from the Board, the service fees for the Technology Services payable by Southern Airlines under the Southern Airline Services Agreement are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is the same as the one disclosed in the Company's prospectus dated 29 January 2001. We have discussed with the Directors and were informed that the services fees to be charged by the Group under the Southern Airline Services Agreement are governed by the aforesaid pricing schedule prescribed by CAAC.

In accordance with CAAC's prescribed prices, depending on the type of system through which the transactions are processed, Southern Airlines is required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume, and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by Southern Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc.; (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft; and (iii) fees for using the Company's data network services such as physical identified device connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

In this regard, we have reviewed the services fees to be charged by the Group under the Southern Airline Services Agreement, and noted that they are within the respective price ranges prescribed by CAAC. Based on the aforesaid, we consider that the service fees for the Technology Services under the Southern Airline Services Agreement, which is based on the price ranges prescribed by CAAC, is on normal commercial terms and is fair and reasonable so far as the Independent Shareholders are concerned.

Overall, we consider that the terms of the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

III. THE ANNUAL CAPS

1. The Annual Caps

Set out below is a summary of the annual caps for (i) the Southern Airline Services Agreement for the year ending 31 December 2009; and (ii) the Existing Southern Airline Services Agreement for the year ended 31 December 2008:

	Annual caps	
	For the year ended 31 December 2008 *(RMB)*	**For the year ending 31 December 2009** *(RMB)*
Southern Airline Services Agreement	N/A	403,794,000
Existing Southern Airline Services Agreement	633,000,000 *(Note)*	N/A

Note: as set out on page 8 of the 2006 Circular

2. The historical transaction amounts of the Existing Southern Airline Services Agreement

Set out below is a summary of the historical transaction amounts for the Existing Southern Airline Services Agreement for the three years ended 31 December 2008:

	Historical transaction amount for the year ended 31 December		
	2006 *(RMB)*	**2007** *(RMB)*	**2008** *(RMB)*
Existing Southern Airline Services Agreement	300,552,000	347,507,000	336,495,000

Source: Letter from the Board

3. The comparison of historical transaction amount for the year ended 31 December 2008 and the Annual Caps

We noted that the annual cap for the Southern Airline Services Agreement for the year ending 31 December 2009 is higher than the historical transaction amount of the Existing Southern Airline Services Agreement for the year ended 31 December 2008 by 20%.

4. The basis for the Annual Caps

As referred to in the Letter from the Board, the Annual Caps are determined by reference to:

(i) the historical annual transaction amounts between Southern Airlines and the Company for the year ended 31 December 2008; and

(ii) the estimated growth of the transaction volume, after taking into account the anticipated growth of China's aviation and travel industry as well as the increasing frequency of business trips.

The Directors estimate that the Continuing Connected Transactions will increase by about 15% to 20% per annum. Thus, a growth rate of 20% (the "**Adopted Growth Rate**") is adopted by the Group in determining the amount of the Annual Caps under the Southern Airline Services Agreement.

We wish to draw the attention of the Independent Board Committee and the Independent Shareholders that:

(i) as illustrated in Section I.1 of this letter, from the year ended 31 December 2006 to the year ended 31 December 2008, (a) the Group's audited turnover achieved a CAGR of approximately 8.2% per annum; and (b) the total bookings on seats of flights of commercial airlines of the PRC (through the Group's operations) achieved a CAGR of approximately 10.5% per annum; and

(ii) as illustrated in Section I.2 of this letter, from the year ended 31 December 2006 to the year ended 31 December 2008, the CAGR of the audited operating revenue of Southern Airlines was approximately 9.5% per annum.

Based on the foregoing, we consider that the Adopted Growth Rate is acceptable, taking into account (1) the Group's business growth during the three years ended 31 December 2008; and (2) the increase in the audited operating revenue of Southern Airlines from 2006 to 2008.

5. Overall opinion on the Annual Caps

We consider that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, taking into account:

(i) the positive outlook of the civil aviation industry in the PRC;

(ii) the historical growth in the Group's turnover and the booking of seats of commercial airlines of the PRC through the Group's operations;

(iii) the historical growth in the audited operating revenue of Southern Airlines; and

(iv) the Annual Caps would facilitate the Group's business growth for the year ending 31 December 2009.

Based on the aforesaid, we consider that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that (1) the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole; and (2) the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the proposed resolution to approve the Continuing Connected Transactions and the Annual Caps at the EGM. We also advise the Independent Shareholders to vote in favour of the proposed resolution to approve the Continuing Connected Transactions and the Annual Caps at the EGM.

For and on behalf of
China Merchants Securities (HK) Co., Ltd.
Tony Wu
Managing Director and Head of
Investment Banking Department

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SHARE CAPITAL OF THE COMPANY

As at the Latest Practicable Date, the interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) held by the Directors, supervisor or chief executive of the Company which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules are as follow:

Name of Director	Number and class of shares *(Note 1)*	Capacity of Holder	Percentage to the corresponding share capital	Percentage to the total share capital *(Note 2)*
Chua Keng Kim	417,000 H shares (L) of RMB1 each	Interest of spouse	0.07%	0.02%

Notes:

1. (L) - Long position

2. The percentage to the total share capital is calculated based on the total number of 1,950,806,393 shares in issue of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, supervisor or chief executive of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

As at the Latest Practicable Date, each of China TravelSky Holding Company, Southern Holding, China Eastern Air Holding Company and China National Aviation Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

As at the Latest Practicable Date,

(a) each of Mr Xu Qiang (Chairman of the Company) and Mr Cui Zhixiong (an executive Director) is an employee of China TravelSky Holding Company;

(b) Mr Cao Guangfu (a non-executive Director) is an employee of China National Aviation Holding Company;

(c) Mr Wang Quanhua (a non-executive Director) is an employee of Southern Holding; and

(d) Mr Luo Chaogeng (a non-executive Director) is an employee of China Eastern Air Holding Company.

3. SERVICE AGREEMENT

As at the Latest Practicable Date, none of the Directors had entered or proposed to enter into a service agreement with any member of the Group (which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation)).

4. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2008, being the date to which the latest published audited financial statements of the Group were made up.

5. INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors or China Merchants had any interest, direct or indirect, in any asset which had been since 31 December 2008, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

6. MATERIAL INTEREST IN CONTRACTS

As at the Latest Practicable Date, none of the Directors was materially interested in any contracts or arrangement subsisting as at the date hereof which was significant in relation to the business of the Group.

7. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or their respective associates had any interest in any business apart from the Company's business which competes or is likely to compete, either directly or indirectly, with the Company's business.

8. EXPERT

China Merchants is licensed under the SFO for Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities as defined under the SFO. Its letter of advice to the Independent Board Committee and the Independent Shareholders dated as of the date of this circular was given for the purpose of incorporation herein.

China Merchants has given and has not withdrawn its written consent to the issue of this circular with copy of its letter and the reference to its name and its advice included in this circular in the form and context in which they respectively appear.

As at the Latest Practicable Date, China Merchants did not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

9. GENERAL

The English text of this circular shall prevail over the Chinese text in case of inconsistency.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copy of each of the Existing Southern Airline Services Agreement and the Southern Airline Services Agreement will be available for inspection at the offices of Chiu & Partners, 41st Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours from the date of this circular up to and including the date of the EGM.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of TravelSky Technology Limited ("**Company**") will be held at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the People's Republic of China, at 11 a.m. on Friday, 10 July 2009 to consider and, if thought fit, pass with or without amendments, the following ordinary resolution:

"**THAT**:

(a) the form and substance of the agreement ("**Southern Airline Services Agreement**") dated 7 May 2009 (a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) and made between the Company and China Southern Airlines Company Limited (中國南方航空股份有限公司) ("**Southern Airlines**") in relation to the provision of the Technology Services (as defined in the circular ("**Circular**") of the Company dated 25 May 2009 (copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for the purpose of identification)) to Southern Airlines (including Chongqing Airlines Company Limited (重慶航空有限責任公司) and Xiamen Airlines Company Limited (廈門航空有限公司)) by the Group (as defined in the Circular) and all the transactions contemplated thereby; and

(b) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Southern Airline Services Agreement for the year ending 31 December 2009 as shown in the Circular, be and they are hereby approved and that the directors of the Company be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Southern Airline Services Agreement and the transactions contemplated thereby."

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
25 May 2009

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the People's Republic of China

Notes:

1. The register of holders of H shares of the Company ("**H Shares**") will be closed from 10 June 2009 to 10 July 2009 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of H Shares and domestic Shares of the Company ("**Domestic Shares**") whose names appear on the register of members of the Company at the close of business on 9 June 2009 are entitled to attend the EGM. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. by 4:30 p.m. on 9 June 2009 in order to entitle the transferee to attend the EGM.

2. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the meeting. To be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Ltd. within the same period of time.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 19 June 2009 personally or by mail or fax.

6. The EGM is expected to last for half a day. Shareholders (or their proxies) attending the EGM are responsible for their own transportation and accommodation expenses.

7. As at the date hereof, the board of the directors of the Company comprises:

Executive directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent non-executive directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

此乃要件　請即處理

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢　閣下的註冊證券商、銀行經理、股票經紀、律師、專業會計師或其他適當獨立顧問。

閣下如已出售或轉讓名下所有**中國民航信息網絡股份有限公司**的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、註冊證券商或其他代理，以便轉交買主或受讓人。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

持續關連交易
及
臨時股東大會通告

獨立董事委員會及獨立股東之獨立財務顧問

招商证券(香港)有限公司
China Merchants Securities (HK) CO., LTD.

董事會函件載於本通函第1頁至第8頁。獨立董事委員會函件載於本通函第9頁。招商證券函件(當中載有其向獨立董事委員會及獨立股東提供的意見)，載於本通函第10頁至第20頁。

臨時股東大會將於二零零九年七月十日(星期五)上午十一時正於中華人民共和國北京東城區東四西大街157號8層本公司會議室召開，大會通告載於本通函第25頁至第27頁。無論　閣下是否擬出席臨時股東大會，均務請填妥所附的代表委任表格，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室(就H股股東而言)，或本公司的註冊辦公地址中華人民共和國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層(就內資股股東而言)，且不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席臨時股東大會或其任何續會，並於會上投票。

二零零九年五月二十五日

目　錄

頁次

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「二零零六年通函」	指	本公司日期為二零零六年四月七日有關(其中包括)現有南方航空服務協議的通函
「年度上限」	指	南方航空根據南方航空服務協議於截至二零零九年十二月三十一日止年度內預計應支付的最高費用金額
「聯繫人」	指	具有上市規則第1章及第19A章所賦予的相同涵義
「董事會」	指	董事會
「民航局」	指	中國民用航空局，乃中國民航業監管機構
「招商證券」	指	招商證券(香港)有限公司，獨立董事委員會及獨立股東的獨立財務顧問，為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團
「本公司」	指	中國民航信息網絡股份有限公司，根據中華人民共和國法律註冊成立的公司，其股份在聯交所上市，而其美國預託證券在美國場外證券市場進行買賣
「持續關連交易」	指	南方航空服務協議項下擬進行的交易
「董事」	指	本公司董事
「臨時股東大會」	指	本公司為尋求獨立股東批准持續關連交易及年度上限而擬於二零零九年七月十日召開的臨時股東大會，大會通告載於本通函第25頁至第27頁

「現有南方航空服務協議」	指	本公司與南方航空就技術服務訂立的日期為二零零六年一月二十三日的協議，詳情載於二零零六年通函
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「獨立董事委員會」	指	本公司成立的本公司獨立董事委員會(成員包括易永發、袁耀輝及蔡敬金)，以就持續關連交易及年度上限向獨立股東提供建議
「獨立股東」	指	本公司的股東，不包括南方航空及其聯繫人(倘在臨時股東大會持有股份)
「最後可行日期」	指	二零零九年五月二十日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「百分比率」	指	根據上市規則第14.07條按年計算的百分比率，不包括盈利比率及股本比率
「中國」	指	中華人民共和國
「發起人」	指	本公司的發起人
「人民幣」	指	人民幣，中國法定貨幣
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股人民幣1.00元的H股
「股東」	指	本公司的股東

釋　義

「南方航空服務協議」	指	本公司與南方航空就技術服務訂立的日期為二零零九年五月七日的協議
「南方航空」	指	中國南方航空股份有限公司，南航集團的附屬公司
「南航集團」	指	中國南方航空集團公司，本公司股東及發起人
「聯交所」	指	香港聯合交易所有限公司
「技術服務」	指	本集團擬向南方航空提供的載於本通函董事會函件「持續關連交易」一段的各項航空信息技術服務與技術支持
「%」	指	百分比

就本通函而言，除另有說明外，所使用的1港元 = 人民幣0.88元的兑換率(在適用情況下)僅為闡述之用，並不表示任何款項曾經、可能曾經或可以兑換的聲明。



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

董事：
徐　強 *(董事長)*
崔志雄
肖殷洪
王全華#
羅朝庚#
曹光福#
易永發##
袁耀輝##
蔡敬金##

註冊辦公地址：
中國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

\# *非執行董事*
\## *獨立非執行董事*

敬啟者：

持續關連交易
及臨時股東大會通告

1. 背景

誠如本公司日期為二零零九年五月十二日的公告所述，本公司已訂立南方航空服務協議，及董事建議於臨時股東大會上，就持續關連交易及年度上限尋求獨立股東批准。

本通函旨在為　閣下提供(其中包括)：(i)持續關連交易的進一步詳情；(ii)招商證券就持續關連交易及年度上限向獨立董事委員會及獨立股東提供的意見函件；(iii)獨立董事委員會就持續關連交易及年度上限向獨立股東提供的推薦意見；及(iv)臨時股東大會的通告，以審議及酌情批准有關持續關連交易及年度上限的決議案。

2. 持續關連交易

背景

誠如二零零六年通函所述，本公司與南方航空已訂立現有南方航空服務協議，據此，本集團須於二零零五年一月一日至二零零八年十二月三十一日期間向南方航空提供技術服務。現有南方航空服務協議於二零零八年十二月三十一日屆滿。本公司與南方航空已訂立南方航空服務協議。

南方航空服務協議的詳情載列如下：

日期　：　二零零九年五月七日

訂約方　：　本公司(作為技術服務的提供方)；及
南方航空(作為技術服務的接受方)*(附註)*

期限　：　二零零九年一月一日至二零零九年十二月三十一日

附註： 根據重慶航空有限責任公司及廈門航空有限公司分別於二零零九年五月七日發出的確認函件，南方航空服務協議項下所指的南方航空包括廈門航空有限公司及重慶航空有限責任公司。

3. 根據南方航空服務協議擬提供的服務

服務 ： 本集團根據南方航空服務協議擬向南方航空提供的服務將包括：

(i) 提供(其中包括)綜合信息、航班數據、航班監控、客票銷售、自動客票銷售及公佈貨運價格等服務的航班監控系統服務；

(ii) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(iii) 提供辦理登機手續、登機及配載平衡服務的機場旅客處理系統服務；及

(iv) 提供(其中包括)網絡傳輸及連接服務等民航及商業數據網絡服務。

服務費 ： 目前，南方航空根據南方航空服務協議就技術服務應付的服務費乃按民航局規定的現行計費標準釐定，該標準與本公司日期為二零零一年一月二十九日的招股書內所披露者相同。

根據民航局的規定價格(視乎進行交易的系統種類)，南方航空須就每位乘客向本公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂客量)，國際及地區航線則介乎人民幣6.5元至人民幣7元。

此外，南方航空向本公司支付的服務費亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線種類、載客量及服務水平等)；(ii)本公司就機場旅客處理系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡費(視乎飛機的規模)，及(iii)根據民航局規定的費率計算，使用本公司物理標識設備(PID)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

服務費按月計算，並須於收到發票後三十天內以現金支付。本公司須於每月二十日就上月收款金額開出發票。

董事認為，上述服務費的釐訂基準乃屬公平合理。

4. 有關南方航空的資料

南方航空為南航集團(發起人)的附屬公司。根據上市規則第14A.11(4)條，作為發起人的聯繫人，南方航空為本公司的關連人士。南方航空主要從事提供國內、港澳地區及國際客運、貨運及郵運服務。該公司亦為一間於聯交所主板上市的公司。

5. 過往交易紀錄

下表載列南方航空與本公司於截至二零零八年十二月三十一日止三個年度的交易金額概要：

截至十二月三十一日止年度		
二零零六年	二零零七年	二零零八年
人民幣300,552,000元 (約相等於341,536,000港元)	人民幣347,507,000元 (約相等於394,894,000港元)	人民幣336,495,000元 (約相等於382,381,000港元)

6. 過往年度上限

誠如二零零六年通函所述，現有南方航空服務協議項下交易於截至二零零八年十二月三十一日止三個年度的年度上限分別為人民幣374,500,000元，人民幣487,000,000元及人民幣633,000,000元。

7. 年度上限

下文載列有關南方航空與本公司根據南方航空服務協議已訂立或擬訂立的持續關連交易於截至二零零九年十二月三十一日止年度的年度上限的概要，該上限為人民幣403,794,000元(約相等於458,857,000港元)。

上述年度上限乃參考：(i)持續關連交易於截至二零零八年十二月三十一日止年度的歷史交易金額；及(ii)預計交易量增長(經計及中國航空旅遊業的預期增長及公幹次數持續增加)後釐定。董事估計持續關連交易每年將增加約15%至20%，而20%則用以釐定南方航空服務協議項下年度上限的金額。

董事認為，年度上限乃屬公平合理。

8. 持續關連交易的理由及利益

本集團的主要業務為在中國提供航空信息技術服務及向國內外航空公司提供會計、結算及清算服務、信息系統開發及支持服務。

向南方航空提供技術服務乃於本集團一般及日常業務過程中進行。本集團將根據南方航空服務協議就技術服務向南方航空收取服務費，從而增加本集團的總收入。

持續關連交易已經並將會於本集團的日常及一般業務過程中進行。

董事認為，持續關連交易乃按正常商業條款進行，其條款乃屬公平合理，並符合本公司及其股東的整體利益。

9. 上市規則的規定

如上文所述，鑒於南方航空為本公司的關連人士，故持續關連交易構成上市規則第14A章項下本公司的持續關連交易。

由於持續關連交易按年計算的百分比率超逾2.5%，故持續關連交易須遵守上市規則項下有關申報、公告及尋求獨立股東批准的規定。

本公司將根據上市規則第14A.45條，在其後刊發的年度報告及賬目中披露有關持續關連交易的資料。

10. 臨時股東大會

本公司將於二零零九年七月十日上午十一時正在中國北京東城區東四西大街157號8層本公司會議室召開臨時股東大會，以審議及酌情批准（其中包括）持續關連交易項下擬進行的交易及年度上限。臨時股東大會通告載於本通函第25頁至27頁。

本通函隨附用於臨時股東大會的代表委任表格。無論　閣下是否擬出席該等會議，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回股份過戶登記處，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室（就H股股東而言），或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層（就本公司內資股股東而言），且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席臨時股東大會或其任何續會，並於會上投票。

11. 投票安排

根據上市規則，持續關連交易及年度上限須經獨立股東批准。因此，於持續關連交易中擁有重大利益的南方航空及其聯繫人將就批准持續關連交易及年度上限的決議案放棄投票。於最後可行日期，南航集團（南方航空的控股公司）持有232,921,000股本公司已發行股本中每股人民幣1元的內資股，佔本公司已發行總股本約11.94%；廈門航空有限公司（南航集團的附屬公司）持有43,849,000股本公司已發行股本中每股人民幣1元的內資股，佔本公司已發行總股本約2.25%。

12. 表決程序

根據上市規則第13.39條，股東於臨時股東大會上均須以投票方式表決。

根據本公司公司章程第73條，下列人士可要求以投票方式表決：

(i) 會議主席；

(ii) 屆時至少兩名有表決權的股東或者有表決權的股東代理人；或

(iii) 單獨或者合併持有在該會議上有表決權股份10%或以上的一名或多名本公司股東或其代理人。

13. 推薦意見

務請 閣下留意載於本通函第9頁的獨立董事委員會函件，及載於本通函第10頁至第20頁的招商證券意見函件，當中載有招商證券就持續關連交易及年度上限向獨立董事委員會及獨立股東提供的意見，以及在達致該等意見時所考慮的主要因素及理由。

經考慮招商證券的意見後，獨立董事委員會認為，持續關連交易(i)於本集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)對獨立股東而言屬公平合理並符合本公司及其股東的整體利益，以及年度上限就獨立股東而言屬公平合理並符合本公司及其股東的整體利益。因此，獨立董事委員會建議獨立股東於臨時股東大會上投票贊成批准持續關連交易及年度上限的普通決議案。

14. 一般資料

敬請 閣下留意本通函附錄所載的一般資料。

此致

列位股東 台照

承董事會命
中國民航信息網絡股份有限公司
徐 強
董事長
謹啟

二零零九年五月二十五日



中國民航信息網絡股份有限公司
TravelSky Technology Limited
（在中華人民共和國註冊成立的股份有限公司）

(股份編號：0696)

敬啟者：

持續關連交易

吾等提述本公司於二零零九年五月二十五日向其股東發出的通函(「**通函**」)，本函件亦為其一部份。除文義另有所指外，本函件所採用的詞彙與通函所定義者具有相同涵義。

吾等已獲董事會委任，以審議持續關連交易。招商證券已獲委任為獨立財務顧問，以向吾等及獨立股東提供有關意見。

務請　閣下注意通函所載的董事會函件及招商證券函件。經考慮通函所載的招商證券意見函件，當中載有其考慮的主要因素及理由及其意見後，吾等認為，持續關連交易乃(i)於本集團的一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)就獨立股東而言屬公平合理，並符合本公司及股東的整體利益，及年度上限就獨立股東而言屬公平合理並符合本公司及股東的整體利益。因此，吾等推薦獨立股東於臨時股東大會上投票贊成批准持續關連交易及年度上限的普通決議案。

此致

列位獨立股東　台照

代表
獨立董事委員會

易永發
袁耀輝
蔡敬金

獨立非執行董事
謹啟

二零零九年五月二十五日

以下為招商證券向獨立董事委員會及獨立股東發出之意見函件全文，以供載於本通函內。


招商证券(香港)有限公司
China Merchants Securities (HK) CO., LTD.

香港
中環
交易廣場一期
48樓

中國民航信息網絡股份有限公司
中國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

敬啟者：

持續關連交易

緒言

茲提述吾等已獲委任為獨立財務顧問，向獨立董事委員會及獨立股東提供有關持續關連交易及年度上限的意見，詳情載於　貴公司日期為二零零九年五月二十五日致股東通函(「**通函**」)內的董事會函件(「**董事會函件**」)，而本函件構成通函的一部分。除文義另有所指外，本函件中所使用的詞彙與通函所定義者具有相同涵義。

誠如董事會函件所述，根據上市規則，南方航空為　貴公司的關連人士。故南方航空服務協議項下擬進行的交易構成上市規則第14A章項下　貴公司的持續關連交易。由於持續關連交易按年計算的百分比率超逾2.5%，故持續關連交易構成上市規則第14A章項下　貴公司的非豁免持續關連交易。因此，持續關連交易須於臨時股東大會上獲獨立股東批准。

吾等作為獨立董事委員會及獨立股東之獨立財務顧問，吾等之職責乃就(1)持續關連交易是否(i)於　貴集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)就獨立股東而言是否公平合理，並是否符合　貴公司及股東的整體利益；及(2)年度上限就獨立股東而言是否公平合理，並是否符合　貴公司及股東的整體利益向　閣下提供獨立意見及推薦建議。

吾等之意見基準

在達致吾等之意見及推薦建議時，吾等乃依賴　貴集團、董事及　貴集團管理層向吾等提供的資料、事實及意見的準確性。吾等假設董事在通函內所作出的所有意向聲明及計劃均經審慎周詳查詢後始行作出。吾等亦假設所獲或通函所提述的所有資料、聲明及意見於其編製時，以及直至臨時股東大會日期止均屬真實、準確及完整。吾等無理由懷疑　貴集團、董事及　貴集團管理層向吾等提供的資料及聲明的真實性、準確性及完整性，而吾等已獲董事告知，通函內所提供或提述的資料並無遺漏重大事實。

在提交吾等意見時，吾等已研究及分析並依賴有關　貴集團、持續關連交易及年度上限的資料，內容載列如下：

(i)　南方航空服務協議；

(ii)　現有南方航空服務協議；

(iii)　於截至二零零七年十二月三十一日止年度　貴公司的年報(「**二零零七年年報**」)；

(iv)　於截至二零零八年十二月三十一日止年度　貴公司的年報(「**二零零八年年報**」)；

(v)　貴公司的官方網站；

(vi)　二零零六年通函；及

(vii)　通函。

吾等亦已研究及分析並依賴的資料如下：

(i) 南方航空於截至二零零八年十二月三十一日止年度的年報；

(ii) 中華人民共和國國家統計局刊發的《中國統計年鑑－2008年》；

(iii) 於二零零八年三月六日民航局官方網站上公佈的《2007年民航機場生產統計公報》；及

(iv) 於二零零九年三月十六日民航局官方網站上公佈的《2008年民航機場生產統計公報》。

吾等假設該等資料準確可靠，並無對該等資料的準確性進行任何獨立核證。該等相關資料是在吾等已能制定獨立意見的基準上向吾等提供。

吾等認為，吾等已查閱足夠資料以達致知情見解，並有理由依據通函所載資料的準確性，及為吾等的推薦建議提供合理基礎。吾等亦認為，吾等已採取上市規則第13.80條項下(包括有關附註)規定的一切合理措施，以達致吾等的意見及推薦建議。然而，吾等並無對 貴集團及持續關連交易的訂約方的業務、財務狀況及前景進行任何方式的深入調查，亦未對 貴集團、董事和 貴集團管理層所提供資料、所作聲明或所發表的意見進行任何獨立核證。

考慮的主要因素及理由

在達致吾等有關持續關連交易及年度上限的意見及推薦建議時，吾等已考慮到以下主要因素及原因：

I.　背景

1.　有關　貴集團的資料

貴集團的主要業務為於中國提供航空信息技術服務。如二零零八年年報所述，作為中國航空旅遊業信息技術解決方案的主導供應商，　貴集團處於中國航空旅遊分銷價值鏈的核心環節。在向中國商營航空公司提供先進的航空信息技術服務及擴充服務的同時，　貴集團亦向旅行社、旅遊分銷代理人、售票處、機構客戶及個人消費者分銷商營航空公司產品與服務。

貴集團截至二零零八年十二月三十一日止三個年度各年的營業額載列如下：

	截至十二月三十一日止年度		
	二零零六年	**二零零七年**	**二零零八年**
	(人民幣千元)	*(人民幣千元)*	*(人民幣千元)*
	(經審核)	(經審核)	(經審核)
貴集團的營業額	1,711,705	2,001,903	2,005,168

資料來源：二零零七年年報及二零零八年年報

貴集團有關截至二零零八年十二月三十一日止四個年度各年中國商營航空公司訂座情況的資料載列如下：

中國商營航空公司訂座情況


250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
0
訂座
2005
2006
2007
2008
年度

資料來源：　貴公司官方網站

自截至二零零六年十二月三十一日止年度至截至二零零八年十二月三十一日止年度，(i)　貴集團經審核營業額每年錄得約8.2%的複合平均增長率（「**複合平均增長率**」）；及(ii)　貴集團的中國商營航空公司航班訂座總數的複合平均增長率約為每年10.5%。經董事告知，　貴集團的營業額及中國商營航空公司航班訂座總數的增長是由於：(i)中國經濟的快速發展；(ii)中國與其他國家之間的國際貿易的增加；及(iii)中國航空旅遊業的不斷發展。

2. 有關南方航空的資料

南方航空為　貴公司的發起人，主要於中國境內從事航空業務。南方航空自二零零六年至二零零八年的經審核經營收入(根據國際財務報告準則(「**國際財務報告準則**」)編製)載列如下：

	截至十二月三十一日止年度		
	二零零六年	**二零零七年**	**二零零八年**
	(人民幣百萬元)	*(人民幣百萬元)*	*(人民幣百萬元)*
	(重述)	(重述)	
	(經審核)	(經審核)	(經審核)
南方航空經審核經營收入(根據國際財務報告準則編製)	46,081	54,401	55,288

資料來源：南方航空截至二零零八年十二月三十一日止年度的年報

根據上文所述，吾等留意到，自截至二零零六年十二月三十一日止年度起至截至二零零八年十二月三十一日止年度止，南方航空經審核經營收入的複合平均增長率約為9.5%。吾等認為前述南方航空經審核經營收入的增長顯示此航空公司的業務增長。

3. 中國經濟及航空業

根據(i)民航局官方網站於二零零九年三月十六日刊登的一份題為《2008年民航機場生產統計公報》的報告；及(ii)民航局官方網站於二零零八年三月六日刊登的一份題為《2007年民航機場生產統計公報》的報告，中國機場客流量(按乘客數量計)由截至二零零七年十二月三十一日止年度約387.6百萬人次增至截至二零零八年十二月三十一日止年度的約405.8百萬人次，增幅約4.7%。

根據中華人民共和國國家統計局刊發的《中國統計年鑒－2008年》，二零零零年至二零零七年，中國的國內生產總值從約人民幣99,210億元增至約人民幣249,530億元，年複合平均增長率約為14.1%。

考慮到(i)中國航空業客流量蓬勃增長；(ii)中國國內生產總值的穩定增長；及(iii)從截至二零零六年十二月三十一日止年度至截至二零零八年十二月三十一日止年度，貴集團營業額的年複合平均增長率約為8.2%，董事預計於未來數年，　貴集團的營業額將繼續保持增長。

II. 南方航空服務協議

1. 訂立南方航空服務協議的理由及利益

現有南方航空服務協議的詳情已載列於二零零六年通函，而該協議早已獲 貴公司於二零零六年五月二十五日舉行的臨時股東大會批准，其後已於二零零八年十二月三十一日到期。據董事告知， 貴公司及南方航空同意訂立截至二零零九年十二月三十一日止年度的南方航空服務協議。

吾等審閱南方航空服務協議後，發現該協議項下提供的技術服務與(i) 貴集團的核心業務；及(ii)現有南方航空服務協議項下擬進行的交易類同。鑒於上文所述，吾等認為訂立南方航空服務協議乃於 貴集團一般及日常業務過程中訂立。此外，吾等同意董事意見，即持續關連交易將成為 貴集團一個主要收入來源。

2. 南方航空服務協議的條款

如董事會函件所述，目前，南方航空根據南方航空服務協議就技術服務應付的服務費乃按民航局規定的現行計費標準釐定，該標準與 貴公司日期為二零零一年一月二十九日的招股書內所披露者相同。吾等已與董事討論，並獲告知 貴集團根據南方航空服務協議擬收取的服務費受上述民航局規定的計費標準所監管。

根據民航局的規定價格(視乎進行交易的系統種類)，南方航空須就每位乘客向 貴公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂客量)，國際及地區航線則介乎人民幣6.5元至人民幣7元。

此外，南方航空向 貴公司支付的服務費亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線種類、載客量及服務水平等)；(ii) 貴公司就機場旅客處理系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡費(視乎飛機的規模)；及(iii)根據民航局規定的費率計算，使用 貴公司物理標識設備(PID)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

因此，吾等已審閱　貴集團根據南方航空服務協議擬收取的服務費，並留意到該等收費在民航局分別規定的價格範圍內。根據上文所述，吾等認為南方航空服務協議項下技術服務的服務費(根據民航局規定的價格範圍釐定)乃按正常商業條款進行，就獨立股東而言屬公平合理。

總之，吾等認為持續關連交易的條款(i)乃於　貴集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)就獨立股東而言屬公平合理並符合　貴公司及股東的整體利益。

III. 年度上限

1. 年度上限

下表列載(i)截至二零零九年十二月三十一日止年度南方航空服務協議；及(ii)截至二零零八年十二月三十一日止年度現有南方航空服務協議的年度上限概要：

	年度上限	
	截至二零零八年十二月三十一日止年度 *(人民幣)*	**截至二零零九年十二月三十一日止年度** *(人民幣)*
南方航空服務協議	不適用	403,794,000
現有南方航空服務協議	633,000,000 *(附註)*	不適用

附註：如二零零六年通函第8頁所載

2. 現有南方航空服務協議的歷史交易金額

下表列載現有南方航空服務協議於截至二零零八年十二月三十一日止三個年度的歷史交易金額概要：

	截至十二月三十一日止年度歷史交易金額		
	二零零六年	二零零七年	二零零八年
	(人民幣)	*(人民幣)*	*(人民幣)*
現有南方航空服務協議	300,552,000	347,507,000	336,495,000

資料來源：董事會函件

3. 於截至二零零八年十二月三十一日止年度的歷史交易金額與年度上限之比較

吾等留意到南方航空服務協議於截至二零零九年十二月三十一日止年度的年度上限較截至二零零八年十二月三十一日止年度現有南方航空服務協議的歷史交易金額高20%。

4. 年度上限的基準

誠如董事會函件所述，年度上限參照下列各項釐定：

(i) 有關南方航空與 貴公司於截至二零零八年十二月三十一日止年度的歷史年度交易金額；及

(ii) 預計的交易量增長(經計及中國航空旅遊業的預期增長及公幹次數持續增加)。

董事預計持續關連交易每年將增加約15%至20%。因此，於釐定南方航空服務協議年度上限金額時， 貴集團採納20%的增長率(「**採納的增長率**」)。

吾等提請獨立董事委員會及獨立股東留意：

(i) 如本函件第I.1節所述，自截至二零零六年十二月三十一日止年度至截至二零零八年十二月三十一日止年度止，(a) 貴集團經審核營業額每年錄得約8.2%的複合平均增長率；及(b)中國商營航空公司航班透過 貴集團業務訂座總數的複合平均增長率約為每年10.5%；及

(ii) 如本函件第I.2節所述，自截至二零零六年十二月三十一日止年度至截至二零零八年十二月三十一日止年度止，南方航空經審核經營收入的複合平均增長率約為每年9.5%。

根據上文所述，經考慮(1) 貴集團於截至二零零八年十二月三十一日止三個年度的業務增長；及(2)南方航空自二零零六年至二零零八年的經審核經營收入增長後，吾等認為採納的增長率是可取的。

5. 年度上限的綜合意見

經考慮以下事項後，吾等認為年度上限就獨立股東而言屬公平合理：

(i) 中國民航業前景樂觀；

(ii) 貴集團營業額及中國商營航空公司透過 貴集團業務的訂座數量的歷史增長；

(iii) 南方航空經審核經營收入的歷史增長；及

(iv) 年度上限將促進 貴集團截至二零零九年十二月三十一日止年度的業務增長。

根據上文所述，吾等認為年度上限就獨立股東而言屬公平合理，並符合 貴公司及股東的整體利益。

推薦建議

經考慮上述主要因素及理由後，吾等認為(1)持續關連交易乃(i)於　貴集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)就獨立股東而言屬公平及合理，並符合　貴公司及股東的整體利益，及(2)年度上限就獨立股東而言屬公平合理，並符合　貴公司及股東的整體利益。

因此，吾等建議獨立董事委員會推薦獨立股東於臨時股東大會上投票贊成批准持續關連交易及年度上限的建議決議案。吾等亦建議獨立股東於臨時股東大會上投票贊成批准持續關連交易及年度上限的建議決議案。

此致

中國民航信息網絡股份有限公司
獨立董事委員會及列位獨立股東　台照

代表
招商證券(香港)有限公司
投資銀行部
董事總經理兼主管
吳亦農

二零零九年五月二十五日

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載的任何聲明產生誤導。

2. 董事、監事及行政總裁於本公司的股本中持有的權益及淡倉

於最後可行日期，本公司董事、監事或行政總裁於本公司或其任何相關法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債券中持有的任何根據《證券及期貨條例》第XV部之第七及第八分部須知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉（包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉）如下表所示：

董事姓名	股份數目及類別 *(附註1)*	持有者身份	佔相應股本比例	佔總股本比例 *(附註2)*
蔡敬金	417,000股每股面值人民幣1元的H股(L)	配偶權益	0.07%	0.02%

附註：

1. (L) — 長倉

2. 佔總股本的比例乃根據本公司截至最後可行日期的1,950,806,393股已發行股份總數計算。

除上述披露外，於最後可行日期，本公司並無任何董事、監事或行政總裁於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有任何權益或淡倉(包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉)，從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所。

於最後可行日期，中國民航信息集團公司、南航集團、中國東方航空集團公司及中國航空集團公司各自於本公司股份中擁有須根據《證券及期貨條例》第XV部之第二及第三分部規定向本公司披露的權益。

於最後可行日期：

(a) 徐強先生(本公司董事長)及崔志雄先生(執行董事)各自為中國民航信息集團公司僱員；

(b) 曹光福先生(非執行董事)為中國航空集團公司的僱員；

(c) 王全華先生(非執行董事)為南航集團的僱員；及

(d) 羅朝庚先生(非執行董事)為中國東方航空集團公司的僱員。

3. 服務合約

於最後可行日期，概無董事與本集團任何成員公司訂立或擬訂立任何若僱主不給予補償(法定補償除外)，則不能到期或僱主不得於一年內終止的服務合約。

4. 重大變動

就董事所知，自二零零八年十二月三十一日(即本集團制定最近期發表的經審核財務報表的日期)起，本集團的財務或營業狀況均無任何重大不利變動。

5. 於資產中持有的權益

於最後可行日期，自二零零八年十二月三十一日起，在本集團任何成員公司所購入、出售或租賃或建議購入、出售或租賃的任何資產中，董事或招商證券概無擁有任何直接或間接權益。

6. 於合約中持有的重大權益

於最後可行日期，概無董事於任何截至本通函日期仍然存續且與本集團業務關係重大的合約或安排中持有重大權益。

7. 競爭權益

於最後可行日期，概無董事或彼等各自的聯繫人於本公司業務以外，直接或間接與或可能與本公司業務競爭的任何業務中擁有任何權益。

8. 專家

招商證券為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團。其致獨立董事委員會及獨立股東的意見函件(日期為本通函日期)乃為載入本通函而發出。

招商證券已就本通函刊發一事，書面同意以其現時各自的形式及涵義於本通函內刊載其函件副本、引述其名稱及其意見，迄今並無撤回同意書。

於最後可行日期，招商證券概無直接或間接擁有本集團任何成員公司的股權，亦無享有任何認購或委派他人認購本集團任何成員公司證券的權利(無論是否可合法執行)。

9. 一般資料

本通函的中、英文本如有歧義，概以英文本為準。

10. 備查文件

現有南方航空服務協議及南方航空服務協議各自之副本將可自本通函日期起至臨時股東大會召開日(包括當日)止期間的一般辦公時間內，於香港中環康樂廣場1號怡和大廈41樓趙不渝馬國強律師事務所查閱。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

臨時股東大會通告

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)擬於二零零九年七月十日(星期五)上午十一時正於中華人民共和國北京東城區東四西大街157號8層本公司會議室舉行臨時股東大會(「**臨時股東大會**」)，藉以審議及酌情通過以下普通決議案(不論有否修訂)：

「**動議**：

(a) 批准本公司與中國南方航空股份有限公司(「**南方航空**」)就本集團(定義見通函)向南方航空(包括重慶航空有限責任公司及廈門航空有限公司)提供技術服務(定義見本公司日期為二零零九年五月二十五日的通函(「**通函**」)，其上註有「B」字的副本已提呈大會，並由大會主席簽署，以茲識別)訂立的日期為二零零九年五月七日的協議(「**南方航空服務協議**」)(其上註有「A」字的副本已提呈大會，並由大會主席簽署，以茲識別)的形式和實際內容及其項下擬進行的所有交易；及

(b) 批准南方航空服務協議項下擬進行的交易於截至二零零九年十二月三十一日止年度如通函所述的年度上限(定義見通函)，並授權本公司董事作出彼等認為就南方航空服務協議及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長

中華人民共和國，北京
二零零九年五月二十五日

註冊辦事處：
中華人民共和國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

附註：

1. 本公司將於二零零九年六月十日至二零零九年七月十日(包括首尾兩天)暫停辦理本公司H股(「**H股**」)過戶登記。於二零零九年六月九日營業時間結束時已經登記在本公司股東名冊上的本公司H股及內資股(「**內資股**」)持有人均有權出席臨時股東大會。H股過戶文件須於二零零九年六月九日下午四時三十分前送交本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，受讓人方有權出席臨時股東大會。

2. 凡有權出席臨時股東大會並於會上投票的股東均可委任一位或以上代理人代其出席臨時股東大會並代其投票。代理人毋須為本公司股東。

3. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果該委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代理人委託書須最遲在大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股持有人而言，上述文件必須在相同時限內送達香港證券登記有限公司。

4. 填妥並交回代表委任表格後，股東仍可親身出席臨時股東大會或其任何續會，並於會上投票。在此情況下，其代表委任表格將視為自行撤銷。

5. 擬親自或由代理人代表出席臨時股東大會的股東，須於二零零九年六月十九日或之前將出席臨時股東大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 臨時股東大會預計需時半天。擬出席臨時股東大會的股東或其代理人須自行承擔交通費及住宿費。

7. 於本通告日期，本公司董事會包括：

執行董事： 徐強先生 *(董事長)*、崔志雄先生及肖殷洪先生；
非執行董事： 王全華先生、羅朝庚先生及曹光福先生；
獨立非執行董事： 易永發先生、袁耀輝先生及蔡敬金先生。

(40)


HKEx
香港交易所

RECEIVED
2009 JUL 15 A 6:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/05/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited (□Company?

Date Submitted: 01/06/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : ____ Description : ____

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____ Description : ____

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
				Total C. (Ordinary shares)		
				(Preference shares)		
				(Other class)		

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)		______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation	Class of shares issuable *(Note 1)*	______		
	Issue and allotment date : (dd/mm/yyyy)	(/ /)		
	EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify) At price : State currency ______	Class of shares issuable *(Note 1)*	______		
	Issue and allotment date : (dd/mm/yyyy)	(/ /)		
	EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
	Total E. (Ordinary shares)		______	
	(Preference shares)		______	
	(Other class)		______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA

(These figures should be the same as the relevant figures under II above (搢 ovements in Issued Share Capital? .)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT
RESOLUTIONS PASSED AT THE 2008 ANNUAL GENERAL MEETING AND CLASS MEETINGS AND PAYMENT OF "2008 DIVIDENDS"

The Board announced that on 5 June 2009, all resolutions set out in the Notice of the AGM and notices convening the class meetings were duly passed by way of poll at the AGM and the class meetings.

The Board proposed to declare the "2008 Dividends" of RMB0.186 (tax inclusive) per share to the shareholders of the Company, which was approved at the AGM. Details of the payment of the "2008 Dividends" to the shareholders of the Company are set out in this announcement.

Reference is made to (1) the Company's 2008 annual report, (2) the circular dated 14 April 2009 in relation to the proposed opening of the investment account and grant of mandates to issue and repurchase shares ("**Circular**"), and (3) the revised notice of annual general meeting, the revised notice of class meeting for holders of H shares and the revised notice of class meeting for holders of domestic shares all dated 20 April 2009. Unless the context requires otherwise, terms used herein shall have the same meanings as those defined in the Circular.

VOTING RESULTS OF THE 2008 ANNUAL GENERAL MEETING ("AGM")

The board of directors (the "**Board**") is pleased to announce that the AGM was held at 9:30 a.m. on 5 June 2009, at which all the resolutions set out in the revised notice of the AGM ("**Notice of the AGM**") dated 20 April 2009 were duly passed by shareholders by way of poll at the AGM.

As at 5 June 2009, there were 1,950,806,393 shares in the share capital of the Company entitling the holders to attend the AGM. The total number of shares of the Company entitling the shareholders to attend and vote for or against the resolutions as set out in the Notice of the AGM at the AGM was 1,950,806,393 shares.

There was no share of the Company entitling the shareholders to attend and vote only against the resolutions as set out in the Notice of the AGM at the AGM.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutineer to monitor the vote-taking procedures at the AGM (Note). The voting results of the AGM are as follows:

	Number of votes (Percentage in terms of valid votes (%))	
	For	**Against**
Ordinary Resolutions:		
1. To pass and approve the report of the Board for the year ended 31 December 2008.	1,517,374,695 (100%)	0 (0%)
2. To pass and approve the report of the supervisory committee of the Company for the year ended 31 December 2008.	1,517,374,695 (100%)	0 (0%)
3. To pass the auditor's report for the year ended 31 December 2008 and to consider and approve the audited financial statements of the Group (i.e. the Company and its subsidiaries) for the year ended 31 December 2008.	1,514,077,129 (100%)	0 (0%)
4. To pass and approve the allocation of profit and distribution of final dividend and special dividend for the year ended 31 December 2008.	1,517,374,695 (100%)	0 (0%)
5. To pass and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. as the international and PRC auditors of the Company, respectively, for the year ending 31 December 2009, and to authorise the Board of the Company to fix the remuneration thereof.	1,509,037,995 (99.45%)	8,271,700 (0.55%)
6. To pass and approve the opening of the investment account ("**Investment Account**") by the Company to facilitate investment on cash hedging and appreciation portfolio management with an amount of RMB500 million or less in accordance with market situation, and to authorise the Board (authorisation of which may be transferred to three executive Directors) to apply all procedures as they may consider necessary, appropriate, desirable or expedient to sign and/or execute matters in relation to investment through the Investment Account.	1,487,246,695 (99.99%)	183,000 (0.01%)

	Number of votes (Percentage in terms of valid votes (%))	
	For	Against
Special Resolutions:		
7. To pass and approve a general mandate to the Board to allot, issue or deal with the shares of the Company.	1,326,234,659 (89.13%)	161,686,036 (10.87%)
8. To pass and approve the general mandate which authorizes the Board to repurchase the H shares of the Company as set out in the circular of the Company dated 14 April 2009.	1,517,685,695 (99.99%)	180,000 (0.01%)

VOTING RESULTS OF THE CLASS MEETING FOR HOLDERS OF H SHARES ("H SHARE CLASS MEETING")

The Board announced that the H Share Class Meeting was held immediately after the conclusion of the AGM on 5 June 2009, at which the resolution as set out in the revised notice of the H Share Class Meeting ("**Notice of the H Share Class Meeting**") dated 20 April 2009 was duly passed by holders of H shares ("**H Shareholders**") in the share capital of the Company by way of poll.

As at 5 June 2009, there were 621,708,000 H shares in the share capital of the Company entitling the H Shareholders to attend the H Share Class Meeting. The total number of H shares of the Company entitling the H Shareholders to attend and vote for or against the resolution as set out in the Notice of the H Share Class Meeting at the H Share Class Meeting was 621,708,000 shares.

There was no H share of the Company entitling the H Shareholders to attend and vote only against the resolution as set out in the Notice of the H Share Class Meeting at the H Share Class Meeting.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutineer to monitor the vote-taking procedures at the H Share Class Meeting (Note). The voting results of the H Share Class Meeting are as follows:

Special Resolution	Number of votes (Percentage in terms of valid votes (%))	
	For	Against
To pass and approve the general mandate which authorizes the Board to repurchase the H shares of the Company as set out in the circular of the Company dated 14 April 2009.	232,057,302 H shares (100%)	0 H share (0%)

VOTING RESULTS OF THE CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES ("DOMESTIC SHARE CLASS MEETING")

The Board announced that the Domestic Share Class Meeting was held immediately after the conclusion of the H Share Class Meeting on 5 June 2009, at which the resolution as set out in the revised notice of the Domestic Share Class Meeting ("**Notice of the Domestic Share Class Meeting**") dated 20 April 2009 was duly passed by holders of domestic shares ("**Domestic Shareholders**") in the share capital of the Company by way of poll.

As at 5 June 2009, there were 1,329,098,393 domestic shares in the share capital of the Company entitling the Domestic Shareholders to attend the Domestic Share Class Meeting. The total number of domestic shares of the Company entitling the Domestic Shareholders to attend and vote for or against the resolution as set out in the Notice of the Domestic Share Class Meeting at the Domestic Share Class Meeting was 1,329,098,393 shares.

There was no domestic share of the Company entitling the Domestic Shareholders to attend and vote only against the resolution as set out in the Notice of the Domestic Share Class Meeting at the Domestic Share Class Meeting.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutineer to monitor the vote-taking procedures at the Domestic Share Class Meeting (Note). The voting results of the Domestic Share Class Meeting are as follows:

Special Resolution	Number of votes (Percentage in terms of valid votes (%))	
	For	Against
To pass and approve the general mandate which authorizes the Board to repurchase the H shares of the Company as set out in the circular of the Company dated 14 April 2009.	1,278,489,393 Domestic shares (100%)	0 Domestic share (0%)

PAYMENT OF THE "2008 DIVIDENDS"

The Board proposed to declare the "2008 Dividends" of RMB0.186 (tax inclusive) per share to the shareholders of the Company, which was approved at the 2008 AGM. Details of the payment of the "2008 Dividends" to the shareholders of the Company are set out as follows:

The "2008 Dividends" will be paid by the Company in cash, with RMB0.186 (tax inclusive) per share, including the "final dividend" of RMB0.106 per share and the "special dividend" of RMB0.08 per share. The aforesaid "2008 Dividends" will be paid out of the Company's accumulated retained earnings generated before 1 January 2008.

As provided by the Preferential Policies on Profit Distribution to Foreign Investors of Foreign invested Enterprises under "Several Preferential Tax Policies on Enterprise Income Tax" jointly issued by the Ministry of Finance and the State Administration of Taxation of the People's Republic of China in February 2008, accumulated retained earnings of foreign-invested enterprises generated before 1 January 2008 and distributed to foreign investors after 2008 are exempt from enterprise income tax ("**Policy**"). Having consulted with the relevant taxation authorities by the Company, the Policy is effective. Therefore, no enterprise income tax shall be withheld by the Company in respect of the "2008 Dividend" distributed to the H Shareholders.

1. **H Shareholders:**

   The "2008 Dividend" distributed to the H Shareholders will be calculated in Renminbi but paid in Hong Kong Dollars. The exchange rate for calculating such dividends shall be based on the average mean of exchange rates of RMB against Hong Kong dollars as quoted by the People's Bank of China one calendar week preceding the date on which the dividends were declared (i.e. 5 June 2009).

   The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent ("**Receiving Agent**") in Hong Kong and will pay to the Receiving Agent the "2008 Dividends" declared in respect of the Company's H shares, which will be held on trust pending payment to relevant H Shareholders. Such "2008 Dividends" will be paid by the Receiving Agent and will be despatched by Hong Kong Registrars Limited to the H Shareholders whose names appear on the register of members of the Company at close of business on 5 May 2009 by ordinary post at their own risk on 24 July 2009.

2. **Domestic Shareholders:**

   From 24 July 2009, the Domestic Shareholders may contact the Company to collect the "2008 Dividends".

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
5 June 2009

Notes: The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers . The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.